Form 20-F
period 2020-09-30
EZGO Technologies Ltd.
filed 2021-02-16
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39833

EZGO Technologies Ltd.

(Exact name of Registrant as Specified in its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Jianhui Ye

Tel: (86) 0519-83683805

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.001 per share	EZGO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 16, 2021 was: 10,838,500 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐  No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” or similar terms refer to EZGO Technologies Ltd., a British Virgin Islands business company, including its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries, unless the context otherwise indicates.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F, Taiwan, Hong Kong and Macau, all references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars”, “US$” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2020, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB6.7896 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended September 30, 2018, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated balance sheet data as of September 30, 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods. The following table presents our selected consolidated statements of income data for the years ended September 30, 2018, 2019 and 2020:

	For the years ended September 30,
	2018	2019	2020

Net revenues	$3,191,560	$5,194,259	$16,838,508
Cost of revenues	(1,667,824)	(2,014,308)	(15,052,826)
Gross profit	1,523,736	3,179,951	1,785,682

Selling and marketing expenses	(5,221)	(119,210)	(490,985)
General and administrative expenses	(458,613)	(812,863)	(1,418,674)
Total operating expenses	(463,834)	(932,073)	(1,909,659)

Income (loss) from operations	1,059,902	2,247,878	(123,977)

Interest income (expense), net	311	(18,865)	(20,906)
Other income, net	63,464	424,484	518,953
Total other income, net	63,775	405,619	498,047

Income from continuing operations before income tax expense	1,123,677	2,653,497	374,070
Income tax expense	(286,905)	(723,384)	(97,148)
Net income from continuing operations	836,772	1,930,113	276,922
(Loss) income from discontinued operation, net of tax	(203,023)	261,324	-
Net income	633,749	2,191,437	276,922

Net income from continuing operations	836,772	1,930,113	276,922
Less: net income attributable to non-controlling interests from continuing operations	160,037	403,334	129,748
Net income attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	676,735	1,526,779	147,174

(Loss) income from discontinued operation, net of tax	(203,023)	261,324	-
Less: net (loss) income attributable to non-controlling interests from discontinued operation	(38,829)	49,980	-
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(164,194)	211,344	-
Net income attributable to EZGO Technologies Ltd.’s shareholders	$512,541	$1,738,123	$147,174

Net income from continuing operations per ordinary share:
Basic and diluted	$0.09	$0.20	$0.02
Net (loss) income from discontinued operation per ordinary share:
Basic and diluted	$(0.02)	$0.03	$-
Net income per ordinary share:
Basic and diluted	$0.07	$0.23	$0.02
Weighted average shares outstanding
Basic and diluted	7,800,000	7,800,000	7,800,000

The following table presents a summary of our consolidated balance sheet data as of September 30, 2018, 2019 and 2020:

	As of September 30,
	2018	2019	2020

Balance Sheet Data:
Cash and cash equivalents	$5,570	$3,633,645	$322,598
Total assets	13,700,498	19,171,950	19,817,798
Total liabilities	7,081,518	6,840,965	6,672,653
Total EZGO Technologies Ltd.’s shareholders’ equity	3,652,813	8,226,779	8,869,462
Non-controlling interests	2,966,167	4,104,206	4,275,683
Total equity	6,618,980	12,330,985	13,145,145

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves significant risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net income of approximately $0.63 million, $2.19 million and $0.28 million for the fiscal years ended September 30, 2018, 2019 and 2020, respectively. Despite generating net income in the last three fiscal years, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

We launched our business in 2014 and started focusing on the current business of electronic bicycle (“e-bicycle”) products and charging piles in August 2019. Our limited history may not provide a meaningful basis for investors to evaluate our business, financial performance and prospects of our business. Potential customers may not be familiar with our market and may have difficulty distinguishing our products and services from those of our competitors. Convincing potential new customers of the value of our products and services is critical to increasing the volume of sales facilitated through our website and to the success of our business. If we fail to educate potential customers about the value of our products and services, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market in China or elsewhere, our business and results of operations will be harmed.

If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Recently, our primary focus has been shifting to new models of e-bicycle products. As a new player in the e-bicycle industry, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

Meanwhile, offering new products requires us to make investments in research and development, recruit and train additional qualified workers, and increase marketing efforts. In addition, some manufactures, including the large companies in this industry, like Aima and Yadea, have developed low-end and low-cost models which are sold at approximate RMB1,000 per vehicle (without battery). Since most of the e-bicycle users are low-income workers, we may encounter difficulties with the creation of the new products and in offering new products, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified workers to develop the new products. If we are unable to offer new products in a timely and cost-effective manner, our results of operations and financial condition could be adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-bicycles. The production cycle of e-bicycles from research and development stage to implementation stage takes significant time. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of e-bicycles or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our projects and proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and third-party suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

Our marketing is aimed at reinforcing customer perceptions of our brand as a premium e-bicycles brand and leasing service provider. We aim to provide users with a good user experience, including by providing our users with access to a full suite of services conveniently through our online website and services stores. We cannot assure you that our services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

To grow the business over the long term, we must be successful in selling products and services and promoting our brand experience to a broader and more users. We must also execute our diversification strategy without adversely impacting the strength of the brand with core users. Failure to successfully drive demand for our e-bicycles may have a material adverse effect on our business and results of operations.

We face intense competition in the battery and e-bicycle rental market and the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

As a battery and e-bicycle rental provider, we face competition from companies nationwide, such as China Tieta Company and Shenzhen Immotor Technology Co., Ltd. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services.

In addition, new and enhanced technologies may increase the competition in the charging pile industry. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

Our products and services may contain design and manufacturing defects. There can be no assurance that we will be able to detect and fix all defects in the products and services we offer. Failure to do so could result in lost in revenue, significant warranty and other expenses and harm to our reputation.

Additionally, we source and purchase key components in our operations and production of e-bicycles from third-party and related party suppliers, such as tires, motors and controllers. Currently, we purchase most of the e-bicycles and components for Jiangsu Cenbird from a related party. We cannot assure you that the quality and functions of these key components supplied by suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these key components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our e-bicycles and hence compromise our brand image and results of operations.

We may be subject to product liability claims if people or properties are harmed by our products.

We are subject to product liability claims for our products sold or rented through online and offline channels. As a result, sales and/or rentals of such products on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third-parties subject to such injury or damage may bring claims or legal proceedings against us as retailer, and manufacturer and lessor of the products.

Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

All e-bicycles must comply with the safety and other standards of the market where the e-bicycles are sold. In China, e-bicycles must meet or exceed all mandated safety and other standards, including national and local standards. Under these standards, the Company is required to conduct rigorous testing and use approved materials and equipment. In April 15, 2019, the State Administration for Market Regulatory and the National Standardization Administration of China jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycles and announced the new standard GB11761-2018 was effective, or the National New Standard, replacing the old standard GB17761-1999. Although we follow the regulatory requirements and have obtained the 3C certificates issued by Certification Center of Light Industry Council, our new models e-bicycles may fail to meet the National New Standard.

In addition, our batteries must comply with the national standard GB/T 36972-2018 Lithium Batteries for Electric Bicycles, which was officially released on December 28, 2018 and implemented on July 1, 2019. Lithium batteries that do not meet standard may be returned by customers, harm our reputation and subject us to additional regulatory actions. While there is no national standard for charging pile, if the customers are not satisfied with our products, the products may be returned. This could harm our relationship with our business partners and reputation in the industry. Any of these occurrences could have a material adverse effect on our operations and financial results.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers, online payments with debit cards issued by banks in China, and payment through third-party online payment platforms such as Alipay and WeChat Pay. We may be subject to fraud and other illegal activities in connection with the various payment methods we accept, including online payment. In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We are dependent upon our core customers for substantial portions of the sale and rental of our e-bicycles and batteries. Any interruption in our relationship with our core customers could materially and adversely affect our growth and financial condition.

We have relied on our three major customers in sales of batteries, including Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of batteries for the year ended September 30, 2020. And we have relied on three other major customers in trading sales of lithium battery cells, including Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, each accounted for approximately 49%, 37% and 14%, respectively, of our trading sales of lithium battery cells for the year ended September 30, 2019. And we had no such material customers in the same period of 2018.

We have relied on one material customer in e-bicycles sales business, Beijing 70 Generation Co., Ltd., accounted for approximately 31% of our e-bicycles sales revenue for the year ended September 30, 2020, and we had immaterial revenue in such business in the same period of 2019. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

In addition, our lithium battery and e-bicycle rental business mainly serves couriers, meal deliverymen, students, business travelers and tourists. We had three significant individual sublease agents, Mr. Guoqing Zhu, Ms. Xiaoying Zheng, and Mr. Zewu Zhao, who accounted for 17%, 13% and 9%, respectively, of our rental business revenues for the year ended September 30, 2020, while we had three significant individual sublease agents, Mr. Guoqing Zhu, Mr. Liwu Zhong, and Mr. Zewu Zhao, who accounted for 30%, 23% and 12%, respectively, of our rental business revenues for the year ended September 30, 2019, and 30%, 47% and 6%, respectively, of our rental business revenues for the year ended September 30, 2018.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including management team and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this report, we have obtained six registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. We have also registered nine trademarks with the China Trademark Office and have right to use one registered “Cenbird” trademark, and 12 copyright registrations with the PRC. See “Item 4B. Business Overview – Intellectual Property.”

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively.

As of the date of this report, we owned six registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Holders of patents purportedly relating to some aspect of our products or business, if any such holders exist, may seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and PRC courts or regulatory authorities may not agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Infringement of our intellectual property rights or successful licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economies.

Because our sales may depend on customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective customers’ spending priorities. We cannot assure you that e-bicycles’ spending in general or with respect to our product offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for e-bicycles, which could materially and adversely affect our financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the preparation of our financial statements for the years ended September 30, 2018, 2019 and 2020, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of September 30, 2020, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) hiring a Chief Financial Officer on September 1, 2020 with adequate experience of U.S. GAAP and SEC reporting and compliance requirements, and (b) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system. For details on these initiatives, please see “Item 15. Controls and Procedures — (b) Internal Control Over Financial Reporting.”

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, host and manage our services, store data and process transactions. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our services, particularly in the form of interruption of services delivered by our website, which could harm our brand and adversely affect our operating results. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users, and our business and operating results could be adversely affected.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

Our e-bicycles are manufactured for sales and distribution only in China. However, Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (“Changzhou Cenbird”), our related party, distributes its products overseas. It is expected we will gradually expand into foreign markets with the cooperation with Changzhou Cenbird. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our e-bicycles. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);

●	costs associated with establishing new distribution networks;

●	difficulty to find qualified partners for overseas distribution;

●	inability to anticipate foreign consumers’ preferences and customs;

●	difficulties in staffing and managing foreign operations;

●	burdens of complying with a wide variety of local laws and regulations, including personal data protection, battery, motor, packaging and labelling;

●	political and economic instability;

●	trade restrictions;

●	lesser degrees of intellectual property protection;

●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our e-bicycles in certain markets.

If relations between the United States and China worsen, our business and operating results may be adversely impacted.

The U.S. government has recently made statements and taken certain actions that may lead to significant changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We rely substantially on external suppliers and third-party delivery service providers for our e-bicycles, charging piles and batteries.

We purchase certain key components and raw material, including tires, motors, headlight, panel frame and controllers, from external suppliers for use in our production of e-bicycles on a purchase order basis. We also rely on external suppliers to manufacture the charging piles and supply batteries or components of our batteries. The continuous and stable supply of these components, raw materials and products that meet our standards is crucial to our operations and production. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source key components and raw materials we use in our e-bicycles on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials. In addition, natural disasters or pandemics, such as the COVID-19 breakout, interrupted numerous supply chains in China, for companies operating in China as well as for international companies.

We also rely on third party delivery companies to delivery products sold on our online shops. Interacting with and coordinating the activities of a number of delivery companies are complicated and any major interruptions to or failures in these third-parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

We incur significant costs related to procuring components and raw materials and delivery services. The prices for the components and raw materials fluctuate depending on factors beyond our control including market conditions and demand for these components and materials. Substantial increases in the prices for the components or raw materials we use in producing our e-bicycle or any interruptions of delivery services would increase our costs and reduce our margins.

The outbreak of the recent COVID-19 in the PRC may materially and adversely affect our business, financial condition and results of operations.

Since December 2019, there has been an outbreak of a highly contagious respiratory disease COVID-19 which first reported in Wuhan City, Hubei Province, the PRC and continues to spread within the PRC and globally (the “Outbreak”). As a result of the Outbreak, factories in the certain cities were required by the relevant PRC authority to postpone their resumption of operations indefinitely.

Following the Outbreak, countries have implemented travel restrictions and/or mandatory quarantine measures on, among others, travelers coming from the PRC. Also, up to the date of this report, certain cities in the PRC have been subject to travel restrictions by the relevant PRC authority to contain the Outbreak. If the implementation of travel restrictions prolonged or if certain cities where our factories and our major customers are located are being restricted to certain activities due to the Outbreak, there may be a decrease in or cancellation of purchase orders or delay in payments from our customers. In addition, if any of our employees is contracted with COVID-19, the relevant PRC authority would require our employees to be quarantined and/or our production facilities to be disinfected, which could disrupt our business operation and render us unable to deliver our products in a timely manner, or at all. As our existing inventories may not be sufficient to fulfill the accepted sales orders, this may lead to termination of orders from our customers. The Outbreak could, in extreme circumstances, lead to the forced suspension or closure of our factories and/or our major customers as an attempt to contain the Outbreak. The continuing spread and prolonged occurrence of COVID-19 could have an adverse effect on the overall economy in the PRC and worldwide. If the Outbreak is not alleviated in the foreseeable future, our business, financial condition and results of operations may be materially and adversely affected.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 “coronavirus”, H5N1 “avian flu,” or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K following our business combination. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Risks Related to Doing Business in China

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements between Jiangsu Baozhe and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu Baozhe and Its Shareholders” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under the United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the British Virgin Islands (“BVI”), which provide that directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of both China and BVI do not provide guidelines on resolving conflicts with other corporate governance regimes. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Because we are a business company incorporated in the BVI, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise (“FIE”). Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, DeHeng Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce (“MOFCOM”) or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiary is subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet retailers.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiary will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE’) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;

●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

●	investments in targets that are not related to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a company incorporated in the BVI structured as a holding company conducting our operations in China through our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC EIT Law, that became effective in January 2008 and was amended in February 2017 and December 2018, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as a company incorporated in the BVI, meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou Jiekai New Energy Technology Company (“WFOE” or “Changzhou Jiekai”), is wholly owned by Hong Kong JKC Group Co., Limited (“JKC HK”). Accordingly, JKC HK may qualify for a 5% tax rate in respect of distributions from Changzhou Jiekai. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from WFOE”.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a company incorporated in the BVI structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the BVI, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	regulatory uncertainties with regard to our VIE arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our ordinary shares may trade under $5.00 per share in the future and thus could be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary may trade below $5.00 per share in the future. As a result, our ordinary shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Our ordinary shares are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our initial public offering, we and each of our directors and officers, and certain shareholders have agreed not to sell any ordinary shares for 12 months from January 25, 2021 without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value in the future or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this report, our executive officers and directors, together with our existing shareholders, beneficially own approximately 5,559,684 ordinary shares, or approximately 51.30% of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with our existing shareholders, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a business company incorporated in the BVI that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. In addition, we will be able to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. Currently, we do not plan to rely on the home country practice with respect to either exemption from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction,

However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the BVI Business Company Act, 2004 (as amended) (“BVI Act”) and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including :

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our initial public offering;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

A non-United States corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we are or become classified as a PFIC. For more information, see “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — United States Federal Income Taxation.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a company incorporated under the laws of the BVI. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The BVI courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against us, in original actions brought in the BVI, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	The judgement is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the BVI; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a BVI company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, certain of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in China or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such British Virgin Islands or China courts would hear original actions brought in the British Virgin Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our shares and could entrench management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We were incorporated in the BVI on January 24, 2019. Our wholly owned subsidiary, JKC HK, was incorporated in Hong Kong on February 13, 2019. JKC HK, in turn, holds all the capital stock of Changzhou Jiekai, which was incorporated in China on June 12, 2019. WFOE controls Jiangsu Baozhe Electric Technologies, Co., Ltd. (“Jiangsu Baozhe”) through a series of contractual arrangements (the “VIE Agreements”). See “— Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.” We conduct our business in the PRC primarily though Jiangsu Baozhe and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd (“Jiangsu Cenbird”), Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying IoT”), and Tianjin Dilang Technologies Co., Ltd (“Tianjin Dilang”), since we obtained control over Jiangsu Baozhe in November 2019.

Our principal executive offices are located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164, and our phone number is + 86 51983683805. We maintain a corporate website at www.ezgotech.com.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The diagram below shows our corporate structure as of the date of this annual report:

EZGO Technologies Ltd.
(British Virgin Islands)
100%
Hong Kong JKC Group Co., Limited
(Hong Kong)
100%
Outside PRC
Inside PRC
Changzhou Jiekai New Energy Technology Co., Ltd
VIE
Jiangsu Baozhe Electric Technologies Co., Ltd
80.87%
100%
51%
Changzhou Hengmao Power Battery Technology Co., Ltd
Changzhou Yizhiying IoT Technologies Co., Ltd
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd
80%
Tianjin Dilang Technologies Co., Ltd

Contractual Arrangements with Jiangsu Baozhe and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in Jiangsu Baozhe. Instead, we control and receive the economic benefits of Jiangsu Baozhe’s business operations through the VIE Agreements. WFOE, Jiangsu Baozhe and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Jiangsu Baozhe, including absolute control rights and the rights in the assets, property and revenue of Jiangsu Baozhe, to (i) exercise effective control over Jiangsu Baozhe, (ii) receive substantially all of the economic benefits of Jiangsu Baozhe, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of Jiangsu Baozhe when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements with Jiangsu Baozhe, we are regarded as the primary beneficiary of Jiangsu Baozhe, and we treat Jiangsu Baozhe as our consolidated VIE under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of Jiangsu Baozhe and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below and each of which is currently in full force and effect:

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu Baozhe, Jiangsu Baozhe agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu Baozhe’s business scope and decided by WFOE from time to time as necessary. Jiangsu Baozhe shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu Baozhe’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu Baozhe may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu Baozhe at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, the equity holders of Jiangsu Baozhe have pledged the 100% equity interests in Jiangsu Baozhe to WFOE to guarantee performance of all of his or her obligations under the Exclusive Management Consulting and Technical Service Agreement, the Loan Agreement, the Exclusive Call Option Agreement and the Proxy Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu Baozhe and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration of market supervision (“SAMR”) in accordance with the PRC Property Rights Law.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, each of the equity holders of Jiangsu Baozhe has irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu Baozhe from its equity holders. The equity holders of Jiangsu Baozhe agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu Baozhe or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu Baozhe regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and each of equity holders of Jiangsu Baozhe, each of the equity holders irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu Baozhe, including the right to attend equity holders meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of the Proxy Agreement, Jiangsu Baozhe and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu Baozhe with loans of different amounts at an annual interest rate of 24% according to Jiangsu Baozhe’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu Baozhe shall not prepay without the written consent of WFOE while in case of certain circumstances, Jiangsu Baozhe must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu Baozhe have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu Baozhe held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Through the current contractual arrangements, we established a contractual relationship with all equity holders of Jiangsu Baozhe. Pursuant to these agreements, all equity holders of Jiangsu Baozhe irrevocably authorized WFOE to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in Jiangsu Baozhe to WFOE as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of Jiangsu Baozhe may have potential conflicts of interest with us and may breach, or cause Jiangsu Baozhe to breach, or refuse to renew, the existing contractual arrangements we have with them and Jiangsu Baozhe. Any failure by Jiangsu Baozhe or equity holders of Jiangsu Baozhe to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In the opinion of DeHeng Law Offices, our PRC counsel:

●	the ownership structure of Jiangsu Baozhe and WFOE in China, currently and immediately after our initial public offering, does not violate any applicable PRC laws or regulations currently in effect; and

●	the contractual arrangements among WFOE, Jiangsu Baozhe and Jiangsu Baozhe’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and, both currently and immediately after our initial public offering, do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel.

4B. Business Overview

We are a holding company with operating subsidiaries, a VIE and VIE’s subsidiaries, and with all of our operations and assets in China. Our vision is to be a leading short-distance transportation solutions provider in China. Leveraging our Internet of Things (“IoT”) product and service platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and our charging pile business. Currently, we (i) design, manufacture, rent and sell e-bicycles and e-tricycles; (ii) rent and sell lithium batteries; (iii) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices; and (iv) trade lithium cells. We trade lithium battery cells by securing sales contracts with downstream customers, purchasing from suppliers and reselling lithium cell products to such customers.

Our e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. Tianjin Dilang produces and sells the urban e-tricycles in suburban areas in Beijing and Tianjin. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. We do not produce any non-new standards e-bicycles. However, Changzhou Cenbird, our related company, has the capability and qualification to manufacture non-new standards e-bicycles. The non-new standards e-bicycles can be legally used for a period of three to five years (depending on the regulations in each province) from the effective date of General Specification Standard and we may legally sell or rent non-new standard e-bicycles. As of September 30, 2020, we had non-new standards e-bicycles of $153,735 recorded as our property and equipment and no impairment was recognized for the years ended September 30, 2018, 2019 and 2020.

To date, our business consists of rental service of lithium battery cells and e-bicycles, which accounted for approximately 83%, 74% and 9% of our total revenues for the years ended September 30, 2018, 2019 and 2020, respectively. In addition, lithium battery cell trading also brought us considerable revenue, which accounted for approximately nil, 23% and nil of our total revenues for the years ended September 30, 2018, 2019 and 2020, respectively. We also engaged in the business of battery packs sales, which accounted for approximately 17%, 1% and 19% of our total revenues for the years ended September 30, 2018, 2019 and 2020, respectively. The revenue from e-bicycles sales was accounted for approximately nil, 2% and 66% of our total revenues for the years ended September 30, 2018, 2019 and 2020, respectively. For the years ended September 30, 2018, 2019 and 2020, as our self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of our total revenues.

We are committed to providing cost-effective and convenient solutions for short distance travelers through the design, manufacture, rental and sale of high-quality e-bicycles, with lightweight and high endurance lithium batteries, to meet different levels of consumer demand, and through the operation of smart charging piles in communities. We also plan to launch our online 4S (which stands for Sale, Spare-part supply, after-sale Service and Survey) services to enhance our sales capacity by combining our online sales portals and offline service and support channels.

 History and Milestones

The chart below illustrates the history and milestones of our company:

We commenced lithium battery pouch cell manufacture in May 2014 through Hengmao Power Battery and were one of the earliest private enterprises to manufacture lithium battery pouch cell in China. We established a mature lithium battery production process in a facility of approximately 15,000 square meters (approximately 161,460 square feet), equipped with four high-capacity lithium battery cell production lines and an annual production capacity of 100 million Ah lithium battery cells. However, due to changes in the Chinese government’s energy subsidy policies, and the concentration of industrial production capacity in a few leading companies in China, competition in the lithium battery industry intensified. As a result, we gradually shifted our focus from lithium battery cell manufacturing to battery packing since October 2018. We launched our lithium battery rental business in January 2017, targeting delivery service professionals, such as EMS, express service providers, and online meal deliverymen for platforms such as Meituan and Elema in Changzhou. In September 2017, we launched our e-bicycle rental business, targeting deliverymen, students, business travelers, migrant workers and also entered into agreements with our individual sublease agents to provide such service. However, we do not have any contractual arrangement with specific delivery service provider. We had not provided any online service until May 2018 whereby we launched our first online mobile application, Yidianxing, to run our IoT battery rental business. In October 2018, we decided to make a strategic shift from battery cell manufacturing to focus on the packing and sale of lithium batteries and the rental of lithium batteries and e-bicycles. In August 2018, we established Yizhiying IoT to develop and manage our IoT platform. Through Yizhiying IoT, we have continued to upgrade and enhance our IoT operating platform. In December 2018, we renewed a new version of our Yidianxing mobile application for the e-bicycles and battery rental business. For the ease of convenience for end-users’ experience and our system maintenance, we launched Wechat applet to replace the old mobile application in December 2019. To date, Yizhiying IoT has expanded our IoT platform to cover cities including Changzhou, Wenzhou and Wuhu. We expect to extend our IoT platform to additional cities, including Wuxi, Xuzhou, Wuhan, Foshan and Chengdu.

In December 2018, we sold all of Hengmao Power Battery’s battery cell production lines and fully concentrated our business on the packing, rental and sale of lithium battery and e-bicycles.

On April 15, 2019, the New National Standards became effective in China. The New National Standards set out requirements for e-bicycles that include a pedal-riding function i.e. the speed of such e-bicycles cannot exceed 25 km/h and their weight should be no more than 55 kg. The New National Standards also mandate that the voltage shall not exceed 48V and that motor power shall not exceed 400W, among other limitations. The New National Standards also prohibits any sale of e-bicycles that do not comply with the standards. As to the use of non-new standards e-bicycles, the State Administration of Market Supervision, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued an order “2019 No. 53 - Strengthening the Supervision of the Implementation of National Standards for Electric Bicycles” (the “Order No. 53”). According to Article 4 of Order No. 53, each provincial government should provide a grace period and issue a temporary permission license to the owners of the non-new standards e-bicycles. The grace period for the use of non-new national standard e-bicycles in most provinces, including Jiangsu, is five years from April 15, 2019. Within the grace period, people can legally use, purchase, rent and ride non-new standard e-bicycles.

We assessed the business opportunities for the new standards e-bicycle market and concluded that most of the external suppliers of the e-bicycles’ components are located in three regions in China, namely, the Changzhou and Wuxi region, the Zhejiang and Taizhou region and Tianjin region. All of these regions are in close proximity to our Changzhou headquarters and our Tianjin factories. As a result, we can purchase the key components of new standards e-bicycles from external suppliers in Tianjin and Jiangsu. We usually purchase our components on an order basis and we will consider entering into long-term agreements with the suppliers guaranteeing a regular supply of those components in the future if necessary.

On July 30, 2019, we established Jiangsu Baozhe as a holding and management company, holding 80.87% of the equity of Hengmao Power Battery (the remaining equity being owned by two institutional investors) and 100% of the equity of Yizhiying IoT. On September 6, 2019, for the purpose of expanding our sales channels and strengthening the capabilities in research and development in developing e-bicycles, we decided to cooperate with Jiangsu Cenbird. Yuxing Liu, the general manager and former shareholder of Jiangsu Cenbird, signed the equity transfer agreement with Jiangsu Baozhe on September 6, 2019, which stipulated that Yuxing Liu would transfer 51% of his equity interest of Jiangsu Cenbird to Jiangsu Baozhe. Through Jingsu Baozhe, we invested RMB5.1 million, accounting for 51% of the equity interest of Jiangsu Cenbird. Another shareholder of Jiangsu Cenbird, Yan Fang, also invested RMB4.9 million, accounting for 49% of the equity interest of Jiangsu Cenbird. Yan Fang’s family owns Changzhou Cenbird, an entity with almost 20 years of experience manufacturing non-new standards e-bicycles, which exports its products to many countries, including the United States. Changzhou Cenbird’s e-scooter, a commuter vehicle in San Francisco since 2016, was jointly developed with Ojo Electric LLC (formerly known as eUrban LLC), a U.S. based company. Through this transaction, we have the right to use the “Cenbird” trademark, a well-known brand of e-bicycles in Jiangsu Province; e-bicycle design and sale capabilities; and sales channels through which we may export products to the potential customers and existing customers from United States, Brazil, Israel and Southeast Asia in the future.

To further complete our e-bicycle product and services ecosystem, we began developing our own smart charging piles under the brand named “Hengdian” in November 2018. We finished designing the smart charging piles in August 2019 and sent the prototype to Wuxi Institute for Product Quality Inspection for testing. In December 2019, we received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection for our smart charging piles. Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. Our smart charging piles satisfy the highest electric spark fire protection standards that are obtainable in the PRC, IoT smart control capability, which allows us to remotely monitor the charging status of each port, and a broad voltage range, and can be used to charge e-bicycles, mobile phones and laptops. The M version of our smart charging piles, currently expected to be launched in August 2020, are portable and can be used both at fixed locations like park and on long-distance coaches and tour buses. Our smart charging piles can also serve as advertising terminals, which increases their value-adding potential to our company.

Competitive Strengths

Accumulated Industry Resources

Our management and key personnel have strong industry experiences in the lithium battery industry, the e-bicycle industry and the e-commerce industry, which we believe will boost our marketing. For example, Dr. Henglong Chen, one of the early founders of Hengmao Battery, has extensive experience in lithium battery industry. Mr. Yuxing Liu, the General Manager of Jiangsu Cenbird, entered into the e-bicycle industry in 1999 and created the brand of Cenbird e-bicycle in December 2000. Mr. Huiyan Xie, the General Manager of Tianjin Dilang, has over ten years’ industry experiences in e-bicycle manufacturing and marketing. Mr. Huajian Xu, the Vice President of Jiangsu Baozhe, has been working in the telecommunications and IT industry for more than 15 years and has a deep understanding of e-commerce and IT technology. Mr. Xiaosong Qin, our executive vice president since August 2020, has extensive experience both in business and investment management. He has a master’s of business administration from Leonard N. Stern School of Business, New York University. He currently resides in the United States and is responsible for our business development in North America and Latin America.

In addition, we have developed a strategic alliance with the Jiangsu Institute of Research of Dalian University of Technology since July 2019. Pursuant to our agreement, the research institute will provide us with personnel training, technologies sharing and technical supports, helping to expedite our long-term development plans.

Advanced Operations Model

One of our competitive advantages lies in our advanced operations model. We manage our costs and expenses through outsourcing. Through our smart charging piles, we expect to be able to acquire information about customers and to promote our products and services. We also promote our products and services through the advertisement on WeChat applet for our smart charging piles, sell products through social media and e-commerce platforms (including TikTok and Taobao Live) and apply O2O (“online to offline”) and B2B2C (“business to business to consumer”) marketing models. According to our internal estimates, these marketing models, compared with having offline stores only, has saved us more than 5% of sales expenses and have increased our margins. In addition, our experienced information technology team has built a basic IoT platform that we believe puts us ahead of our competitors with no IoT platform for their products and/or services.

Quality Products and Services

We seek to innovate and enhance our existing mature e-bicycle models so that we can offer competitive pricings. In our manufacturing processes of e-bicycles, we aim to control cost while maintaining quality, through the application of lean production methods and Total Quality Management practices.

Consistent with our efforts to provide high-quality products, we strive to provide high-quality services. We aim to help satisfying customers’ long term, rather merely serving their short-term needs. This approach has guided the development of our online 4S services for quick-response maintenance, and our design of high-endurance batteries for takeaway food deliverymen.

We use A-level battery cells to pack our batteries, and our battery management system has evolved as we accumulate technology improvements and experience. As a result, our self-produced batteries have approximately an average of 10% longer usage duration than the national standards for lithium batteries that took effect in July 2019 (GB T36972-2018).

Our Strategies

We hope to transform ourselves in the next five years (between 2021 to 2025) into a well-regarded e-bicycle manufacturing, sales and service company with a market share of at least 1% in the e-bicycle industry in China, representing no less than an annual sales volume of 350,000 units by the end of 2025. Over that time period, we plan to build our sales and service network in the Beijing-Tianjin-Hebei urban agglomeration area, the Yangtze River Delta metropolitan area, the Zhujiang River Delta metropolitan area and several inland central cities, such as Chengdu, Xi’an and Zhengzhou, and to deploy 50,000 smart charging piles. We expect to achieve these goals by leveraging our manufacturing experience, our expanded product portfolio, our power battery resources and IoT technology.

In the near term, we plan to maintain our lithium battery assembly and sales business and expand our lithium battery and e-bicycle rental business. Currently, our rental business is based in Changzhou, Wenzhou and Wuhu cities. We plan to expand the business to Wuxi, Foshan, Xuzhou, Chengdu and other cities. We also plan to implement installment purchase plans with the help of consumer finance solutions provided by financial institutions in 2021. In addition to our e-bicycles, we will also promote Cenbird’s e-bicycles. Once transitioned to us, we plan to continue to market and sell Cenbird e-bicycles (e-scooter) in the United States, Brazil, Israel, Southeast Asia countries and Europe. Furthermore, we plan to launch our online 4S maintenance services. In our smart charging pile business, we expect to provide hardware to franchisees with whom we enter into co-investment and income-sharing arrangements, and engage in self-operation. We will upgrade our smart charging piles partially with LCD screens, which could allow us to generate advertisement income in the future. As of December 31, 2020, we have deployed and install 3,000 smart charging piles, mainly in or adjacent to various stores, stands, parks and e-bicycle parking lots, many of which are located in basements of buildings.

Eventually, we plan to build a short-distance IoT transportation network that integrates sales, rental, charging, battery exchanges and other maintenance service to provide short-distance commuters with comprehensive e-bicycle products and services, an ecological chain from manufacturing to sales to rentals to charging and maintenance. In the long term, we aim to becoming a leading domestic short-distance transportation solutions provider in China.

Our Products and Services

Our product portfolio includes lithium batteries, Dilang-brand and Cenbird-brand e-bicycles and e-tricycles, and Hengdian-brand smart charging piles. We (i) design, manufacture, rent and sell e-bicycles and e-tricycles; (ii) rent and sell lithium batteries; (iii) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices; and (iv) trade lithium cells. We also provide after-sales services for our e-bicycles, including technical support, parts supply and sales of peripheral products and derivatives, including raincoats, helmets and mobile phone brackets.

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. Generally we will enter into a lithium battery cell sales contract with downstream customers first, and then purchase from a suitable upstream supplier, and resell the battery cells to the downstream customers. In battery cell trading, we do not provide storage or bear the risk of inventory. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium battery cells, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

We realized revenue of $550,381 from our battery packing business for the year ended September 30, 2018. Our battery cells trading and battery packs sales for the years ended September 30, 2019 and 2020 were approximately $1.3 million and $3.1 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

Below are some of our bicycle battery models such as our 60V and 48V batteries:

Pouch cell

48V18A Lithium Battery

60V20Ah Lithium Battery

Dilang E-Bicycles

Dilang-brand e-bicycles include eight models of new standards e-bicycles with 3C certification, three of which are included in the current Beijing catalogue. We also produce urban-style e-tricycles under the Dilang brand which are not required to hold any 3C certification. In 2021, we plan to apply for 3C certification for 20 to 30 New National Standards e-bicycle models. In the fiscal years ended September 30, 2019 and 2020, we had revenue from sales of Dilang brand e-bicycle of $18,594 and $4,936,070, respectively. In order to recover our sales post COVID-19, we have enhanced our supply chain and reinforced sales promotions, including sending direct mail advertising paper to our customers and advertising our products in local agent stores. For the year ended September 30, 2020, Tianjin Dilang had sold approximately 23,213 units of e-bicycle and reached the revenue of approximately RMB34.6 million (approximately $4.9 million). It is expected that the total revenue of Tianjin Dilang will decrease approximately 30% for the year ending September 30, 2020 as compared to our initial forecast.

Below are some of Dilang brand’s e-bicycles and urban-style e-tricycle:

TDT001Z:	TDT002Z:

TDT003Z:	TDT004Z:

TDT005Z:	TDR66Z:

TDT01Z	TDT03Z

Urban e-tricycle: A6	Urban e-tricycle: X7

Urban e-tricycle: Jelly Bean	D1

The Dilang brand of products are primarily sold through regional distributors. For the years ended September 30, 2019 and 2020, Dilang had sales revenue of $104,080 and $4,936,070, respectively. We encourage customers to pick up their e-bicycles at nearby offline shops around Beijing, Tianjin, Changzhou and Wuhu, and also provide delivery to customers in Beijing and Tianjin by ourselves, or to customers in other cities by express delivery. Through our regional distributor in Beijing, Beijing 70 Generation Co., Ltd. (“70 Generation”), we have developed a network of seven offline stores where customers can pick up purchased products. These offline stores also offer after-sales services. Pursuant to our regional distributor agreement with 70 Generation, it shall sell no less than 36,000 e-bicycles annually. Because of the Outbreak of COVID-19, the production and sales of Dilang brand of products have been materially impacted.

Cenbird E-Bicycles and Other Products

Cenbird is a well-known brand in the e-bicycle industry. The Cenbird product portfolio includes high-speed non-new standards e-bicycles, light electric motor scooters (“e-mopeds”) and new standards e-bicycles. Currently, all Jiangsu Cenbird products are manufactured through original design manufacturer outsourcing by Changzhou Cenbird. To date, Jiangsu Cenbird has no inventory of non-new national standards e-bicycles. We will not pre-produce these products unless an order has been placed.

The Cenbird brand of products are primarily sold through offline stores. Following our investment at the end of August 2019, we have gradually taken over the design, sales and research and development activities.

Below are part of the Cenbird e-bicycle models:

DQ7-7A	HONGYING

HUALING	HUANIU

JIALI	LINGYING

HONGSHAN	LINGZHI

KUPAO

XIAO YUZHOU	XIAOQINGXIN

T2	T3

Battery and E-Bicycle Rental Services

We began our lithium battery rental business under the brand “Hengmao” in early 2017. Initially, we provided battery rental services to sublease agents, who then leased them to individual and group customers such as EMS and other express service providers. Since May 2018, we purchased customized charging cabinets and smart battery exchange cabinets from different third parties, and developed an IoT rental platform where our end customers can rent lithium batteries directly from us. We have also cooperated with Jiangsu Institute of Research of Dalian University of Technology to develop a WeChat applet for our end customers and intend to build a reliable IoT battery and e-bicycle rental management system.

Our total rental resources include approximately 3,557 batteries and 1,615 e-bicycles without batteries as of September 30, 2020. For the year ended September 30, 2020, the average rental revenue per battery per month was approximately RMB17.92 (approximately $2.56), and the average revenue per e-bicycle per month was approximately RMB154.46 (approximately $22.05). Our total revenue from our rental business for the year ended September 30, 2020 was approximately RMB11.3 million (approximately $1.6 million), of which approximately RMB3.8 million (approximately $0.5 million) was from battery rental and approximately RMB7.5 million (approximately $1.1 million) from e-bicycle rental. Our total revenue from our rental business for the year ended September 30, 2019 was approximately RMB26.4 million (approximately $3.8 million), of which approximately RMB5.56 million (approximately $0.81 million) was from battery rental and approximately RMB20.74 million (approximately $3.02 million) from e-bicycle rental. During the year ended September 30, 2020, the rental revenue of lithium battery accounted for approximately 33.3% of the total rental revenue, and the rental revenue of e-bicycles accounted for approximately 66.7% of the total rental revenue. Among them, the lithium battery rental revenue from sublease agents accounted for approximately 66.5% of the total battery rental revenue and the lithium battery rental revenue through Yidianxing application accounted for approximately 33.5% of the total battery rental revenue. The rental revenue of off-line e-bicycles accounted for approximately 26.0% of the total e-bicycle rental revenue and that of online e-bicycles accounted for approximately 74.0% of the total e-bicycle rental revenue for the year ended September 30, 2020.

Our total rental resources include 12,000 batteries and 6,140 e-bicycles without batteries as of September 30, 2019. Each e-bicycle needs one battery. For the year ended September 30, 2019, the average rental revenue per battery per month was approximately RMB38.59 (approximately $5.62), and the average revenue per e-bicycle per month was approximately RMB281.44 (approximately $40.97). Our total revenue from our rental business for the year ended September 30, 2019 was approximately RMB26.4 million (approximately $3.8 million), of which approximately RMB5.56 million (approximately $0.81 million) was from battery rental and approximately RMB20.74 million (approximately $3.02 million) from e-bicycle rental. Our total revenue from our rental business for the year ended September 30, 2018 was approximately RMB17.3 million (approximately $2.6 million), of which approximately RMB4.02 million (approximately $0.61 million) was from battery rental and approximately RMB13.31 million (approximately $2.03 million) was from e-bicycle rental. Currently, all the e-bicycles we rent are non-new standards e-bicycles. During the fiscal year ended September 30, 2019, the rental revenue of lithium battery accounted for approximately 21.13% of the total rental revenue, and the rental revenue of e-bicycles accounted for approximately 78.87% of the total rental revenue. Among them, the lithium battery rental revenue from sublease agents accounted for approximately 87.05% of the total battery rental revenue and the lithium battery rental revenue through Yidianxing application accounted for approximately 12.95% of the total battery rental revenue. The rental revenue of e-bicycles from sublease agents accounted for approximately 80.33% of the total e-bicycle rental revenue and that of e-bicycles through Yidianxing application accounted for approximately 19.67% of the total e-bicycle rental revenue for the year ended September 30, 2019. There was no any rental revenue of e-bicycles through Yidianxing application for the year ended September 30, 2018.

Leveraging our IoT platform, we are able to recognize each battery in the smart exchange cabinets through an embedded ID chip and distribute our batteries to the registered customers in real time through our Wechat applet. Through the Wechat applet, customers can open the cabinets to take rented batteries and return used batteries. Whenever a customer takes away a battery, the system automatically starts to a timer. Every 24 hours is a billing period. Each customer needs his or her ID card and/or mobile phone number to register to an account with us. We also check every customer’s sesame credit points which is developed by Alipay. If a customer’s credit point is lower than our required standard, he or she has to pay a deposit. When the customer returns the battery to the cabinet, the system is able to read the embedded ID chip. Once the system recognizes the battery, it will stop timing the customer.

The lithium batteries we rent to our customers are 60V/20A models. They can be used in multiple e-bicycle models with compatible battery compartments. Our target customers usually run average 90-100 kilometers a day, and require a combined battery usage of approximately 100-120 kilometers. In addition, we aim to cover the cost of our batteries within 8 to 10 months with an expected battery life of 18 to 24 months. Long life-cycle also means more opportunities for secondary use before the battery is scrapped (e.g. as a storage battery for emergency use).

We entered into agreements with different sublease agents, pursuant to which we rent them lithium batteries for a fee of RMB6 per battery per 24 hours, and rented them non-new standards e-bicycles for a fee of RMB20 per e-bicycle per 24 hours or a monthly subscription fee of RMB450 with an unlimited usage of batteries. Since May 2018, we have started to rent to end customers ourselves via charging cabinets and smart battery exchange cabinets that we operate through our IoT platform around the service stands of online meal delivery companies Meituan, Elema and Ali Zhongbao. Deliverymen can purchase our rental services through our mobile application, Yidianxing, then scan codes and make payments at the exchange cabinets to rent or return batteries. Our IoT platform software has been granted two software copyright.

Initially, we didn’t have our own brand of e-bicycles and the e-bicycles we rented were provided by Shenzhen Star Asset Management Co., Ltd. (“Star Asset”), a related party of the Company. For risk control purposes and in expectation of potential strategic cooperation, Star Asset provided 1,000 non-new standards e-bicycles in August 2017 and an additional 7,000 non-new standards e-bicycles in January 2018 through operating lease. Since July 2019, we also provide rental services of the Cenbird brand of non-new standards e-bicycles, all of which were purchased from our related party, Changzhou Cenbird.

The illustration below generally illustrates the flow of our IoT rental services:

Cloud server
request
feedback
manage
Mobile phone
PC
for rental
charging
Battery
Charging
cabinet
exchange
battery
swapping
cabinet
E-bicycle

Because of the cost, none of the batteries were embedded with GPS modules, so we cannot track each individual battery. However, all of the e-bicycles for rent have been embedded with GPS modules and we can keep track of them.

Hengdian Smart Charging Piles

Our smart charging piles are manufactured by Wuxi Hanbo New Energy Co., Ltd. A smart charging pile is composed of hardware and software systems. The hardware system is composed of a high-speed single chip microcomputer, a 4G module connection to the Internet, a processing module, a power acquisition module, a relay control module and a peripheral auxiliary system module. The software system has been granted 10 software copyrights.

Currently, there are no national-wide or industry standards for e-bicycle smart charging piles, although Henan province has issued a local standard for charging piles. We have received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection for our charging piles. China Pacific Insurance (Group) Co., Ltd. provides the quality insurance.

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB1,000 (approximately $141.38), a franchises will receive 50% of the revenues generated. As of January 31, 2021, there are approximately 800 charging piles operated by franchisees and 1,200 of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

The charging pile business is a strategical line of business. We can collect the e-bicycles and users’ information which will assist us in our big data analysis. To date, we do not have any significant revenue from charging piles. Charging piles installed in areas with high population density can generate revenue of approximately RMB120 (approximately $16.97) per month per charging pile, compared with the revenue of approximately RMB20 to 30 (approximately $2.83 to $4.24) per month per charging pile generated from areas with low population density.

Research and Development

From October 2016 to December 2020, our continued expenditure in research and development has amounted to RMB4.57 million (approximately $650,000). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. As of the end of 2020, we spent more than RMB1 million (approximately $140,000) to develop our IoT rental platform and jointly develop other technology relating to our rental business, including battery ID chips, smart exchange cabinets and operating and marketing systems. In addition, we invested over RMB25,000 (approximately $3,500) to develop the smart charging pile.

Our subsidiary Tianjin Dilang focuses on developing New National Standards bicycle models. We invested almost RMB0.9 million (approximately $127,755) to develop new e-bicycle models in the calendar year 2020, and we have 3C certifications for nine models and six models in Tianjin Dilang and Jiangsu Cenbird, respectively as of September 30, 2020.

In July 2019, we entered into a strategic cooperation agreement with the Jiangsu Institute of Research of Dalian University of Technology, which provides us with opportunities in personnel training, technologies sharing and technical supports.

Customers

Our customers can be classified as follows. For the year ended September 30, 2020, we generated revenue from sales of batteries in the battery cells and packs segment and customers for our batteries sales business are mostly e-bicycles sales companies. Our most important customers are Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of lithium batteries for the year ended September 30, 2020. For the year ended September 30, 2019, we mainly generated revenue from battery cells trading in the battery cells and packs segment, and customers for our battery cells trade business are mostly institutions. Our most important customers are Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, which accounted for approximately 49%, 37% and 14%, respectively, of our trading of lithium battery cells for the year ended September 30, 2019, and we had no trading business in the same period of 2018.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2020, Mr. Guoqing Zhu, Ms. Xiaoying Zheng and Mr. Zewu Zhao, who accounted for 34%, 19% and 13%, respectively, of our rental business revenues for the year ended September 30, 2020. For the year ended September 30, 2019, the revenues generated by Mr. Guoqing Zhu, Mr. Liwu Zhong and Mr. Zewu Zhao accounted for 30%, 23% and 12%, respectively, of our rental business revenues for the fiscal year ended September 30, 2019. One of the three sublease agents, Mr. Guoqing Zhu is engaged in e-bicycle rental business and the other two, Mr Xiaoying Zheng and Mr. Zewu Zhao, are engaged in battery rental business. The e-bicycle sublease agent accounted for approximately 26% of the e-bicycle rental business and approximately 17% of our total rental business revenues for the year ended September 30, 2020. The battery rental sublease agent accounted for approximately 67% of our battery rental business and approximately 22% of our total rental business revenues for the year ended September 30, 2020. We usually enter into a cooperation agreement with each sublease agent. Pursuant to the e-bicycle rental cooperation agreement, we provide for the sublease agent e-bicycles for rental and any necessary repair service. The sublease agent shall pay the monthly lease fee in the amount of RMB250 (approximately $36) per unit. Such sublease agreement can be terminated by either party if the other party breaches the agreement. We usually enter into a one-year sublease cooperation agreement with our battery rental sublease agents. Pursuant to the battery rental agreement, we provide for the sublease agent the battery packs with charging services, and our sublease agent shall be responsible for the battery location selection and marketing. The sublease agent shall pay a monthly sublease fee in the amount of RMB80 (approximately $12) per unit. The sublease cooperation agreement can be terminated by each party upon a 30 days’ advance notice, Mr. Liwu Zhong, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng terminated their agreements in January 2019, January 2020, May 2020 and July 2020, respectively. To date, we have no sublease agent.

The customers for e-bicycle sales include individuals and institutional distributors, as well as individual customers. We usually do not enter into sales agreement with individual customers. The sales agreement with our distributors, such as 70 Generation, usually provides that we authorize the distributor to exclusively sell our products in a specific region and the distributor shall meet the monthly sales volumes stipulated in the agreement. The agreement can be terminated by our company if the distributor fails to reach the sales volumes for 6 consecutive months or by each party upon 30 days’ advance notice. For smart charging piles, our customers are franchisees and we usually enter into five-year franchising agreements with them. The franchise agreement includes the terms of cooperation, investment terms, revenue sharing ratio, and payment term. We provide the charging piles with installation and maintenance services for a one-time fee of RMB800 (“800 Pile”) or RMB1,000 (“1,000 Pile”) per charging pile paid by the franchisee. The franchisee shall be responsible for the legal use of the charging pile stations and will receive 30% of the revenues generated by one 800 Pile or 50% of the revenues generated by one 1,000 Pile.

Sales and Marketing

Our general marketing strategy is integrated marketing by building an ecological chain. We adopt different sales tactics for the different brands we operate. Hengmao is our lithium battery brand, Dilang and Cenbird are our e-bicycle brands, and Hengdian is our smart charging pile brand.

Our Hengmao-brand batteries are primarily being rented, with a portion of them sold to customers who need to replace their old lead-acid batteries, including as a result of our promotional activities.

For the Dilang and Cenbird brands of e-bicycles, our marketing strategies include continuously developing new models of e-bicycle to improve product portfolio and making full use of new media to promote our products, i.e. advertising on social media and engaging in targeted marketing such as displaying our own advertisements on the WeChat applet homepage of our smart charging piles. Our sales are mostly conducted through WeChat mall and live network platform (including TikTok and Taobao Live). Tianjin Dilang’s products are mainly sold in urban and suburban areas in Beijing, Tianjin, Hebei, Shandong, Henan and Guangdong. Jiangsu Cenbird’s products are mainly sold in Jiangsu. For the year ended September 30, 2020, our online sales amounted to $1,180,544 , including Taobao, Pinduoduo platforms, and our self-developed application, Yidianxing, which accounted for 7.01% of our total sales. We plan to expand our market overseas by attending various international electronics exhibitions to market our products in North America.

Marketing for our smart charging piles is mainly carried out by relationship marketing and by telephone calls and visits made by our sales team. Franchisees and distributors are responsible for relationship marketing, including seeking access to parking lots through relationships with property owners and property management companies. Telephone and in office visits target small business owners for the installation of our smart charging pile on their premises.

Seasonality

Our products and services have no obvious seasonal characteristics. In terms of the production and sales of e-bicycles and e-tricycles, we experience minor impacts in the northern regions during winter season. However, even in the northern regions of China, weather is not the primary consideration for low- to middle-income individuals and families seeking vehicle transportations.

Because our customers in the rental business are mainly Meituan, Elema and Ali Zhongbao meal and express deliverymen, students and business travelers, we may experience minor impacts during school holidays. Historically, we also experience declines during the first quarter of the year, due to the Chinese New Year and other holidays.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report included the following:

●	Patents: We had six registered patents in China, covering battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the 7 patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL201010552062.5	November 19, 2010 to November 18, 2030
2	Lithium battery module battery pack	Hengmao Power Battery	Utility Model	ZL201220314654.8	June 29, 2012 to June 28, 2022
3	Electric vehicle headlamp device	Yizhiying IoT	Utility Model	ZL201922413164.8	December 27, 2019 to December 26, 2029
4	Leakage prevention device for electric vehicle	Yizhiying IoT	Utility Model	ZL201922418505.0	December 28, 2019 to December 27, 2029
5	Portable foldable bicycle	Yizhiying IoT	Utility Model	201922390563.7	December 27, 2019 to December 26, 2029
6	Labor-saving simple car ladder	Yizhiying IoT	Utility Model	201922414574.4	December 28, 2019 to December 27, 2029
7	Detachable and lifting basket	Yizhiying IoT	Utility Model	201922419538.7	December 28, 2019 to December 27, 2029

●	Software copyrights: We had a large portfolio of protected software copyrights, including 12 software copyrights registered in China;

●	Trademarks: We owned nine registered trademarks, and had right to use one registered “Cenbird” trademark. Our trademarks include the combination of graphs and names for Dilang, Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have six registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.dilangmotocycle.com, www.dilangtech.com and www.cenbird.com.cn.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our systems and the management of user-generated data.

Competition

After decades of development, China’s e-bicycle market is now facing increased competition and consolidation. Large manufacturers are pushing to reduce prices and to improve processing technologies, product quality and service coverage, while small manufacturers are intensifying regional competition by improving product quality and investing in market expansion. As a result of the release of the New National Standards, all manufacturers have been brought to the same starting line in terms of model designs, quality control and cost control.

We believe the principal competitive factors in our market are:

●	ability to conform to the New National Standards;

●	product features and functionality;

●	quality of technologies and, as a result, research and development capabilities;

●	ability to innovate and respond rapidly to customer needs;

●	ability to control costs;

●	relationships with key participants in the value chain;

●	sufficient capital support; and

●	brand awareness and reputation.

We believe we can compete favorably based on the above factors. However, we expect competition to intensify in the future. Our ability to remain competitive will largely depend on our business model, the quality of our products and services, the effectiveness of our sales and marketing efforts and our ability to enhance the features and functionality of our products.

Employees

We had 62 full-time employees as of September 30, 2020. As of the date of this report, all our employees are based in China.

The following table provides the number of our employees by function, as of September 30, 2020:

Function	Number of Full-Time Employees
Research and Development	11
Business and Marketing	27
Administrative, Human Resources and Finance	24
Total	62

As required by the laws of the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that maintaining good working relationships with our employees is essential, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Assembly, production and delivery of our batteries, smart charging piles and a portion of our rented e-bicycle and battery products are conducted by independent contractors. The fluctuation in the number of contractors is related to changing business and production needs.

Properties

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2020, we did not own any real estate, and we leased an aggregate of approximately 12,000 square meters (approximately 124,000 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB2,394 per month (approximately $352.6)	April 24, 2023
A201-202, A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	235 square meters (approximately 2,529.5 square feet)	RMB9,165 per month (approximately $1,349.9)	April 24, 2023
3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB6,000 per month (approximately $883.7)	August 31, 2021
West Side of Jingjin Road, Nancai Village, Wuqing District, Tianjin	10,000 square meters (approximately 107,639.1 square feet)	RMB35,000 per month (approximately $5,154.9)	July 31, 2025
No. 68, Miaoma Road East, Wujin District, Changzhou City	430 square meters (approximately 4,628.5 square feet)	RMB60,000 per year (approximately $8,837.0)	June 30, 2023
No. 70-72 Luofeng Manor Road, Rui’an City, Tangxiazhen, Wenzhou City, Zhejiang Province	55 square meters (approximately 592.0 square feet)	RMB40,000 per year (approximately $5,891.4)	June 1, 2021
102-2, South, 11th Floor, Jiyuan Community, Jinghu District, Wuhu, Anhui Province	78 square meters (approximately 839.6 square feet)	RMB2,000 per month (approximately $294.6)	June 20, 2021
13-121, Nabo Bay, Tianning District, Changzhou, Jiangsu Province	70 square meters (approximately 1,801.9 square feet)	RMB35,000 per year (approximately $5,154.9)	June 15, 2022
Room D101 and Room D102, Building 9, Yanghu Square, No. 9, Hutang Street, Hutang Town, Wujin District, Changzhou, Jiangsu Province	107.07 square meters (approximately 1,152.5 square feet)	RMB15,000 per year (approximately $2,209.3)	March 31, 2022
3rd Floor, No. 3 Office Building, No. 802, Xiliucunhu Xixin West District, Hengshanqiao Town, Economic Development Zone, Changzhou, Jiangsu Province	2,000.0 square meters (approximately 21,527.8 square feet)	RMB360,000 per year (approximately $53,022.7)	January 9, 2024

Insurance

We maintain product liability insurance for our smart charging piles. We consider our insurance coverage to be consistent with customary industry standards adopted by other companies in the same industry and of similar size in China.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $136,000) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $150,000) and seeking for, among others, the payment of the contractual payment. However, we plan to defend the case rigorously.

Other than disclosed above, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

Our business operations are primarily in the PRC and primarily subject to PRC laws and regulations. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation of Foreign Investment

The Company Law of PRC (the “Company Law”) was promulgated on 29 December 1993, which became effective on 1 July 1994, and was subsequently revised on 25 December 1999, 28 August 2004, 27 October 2005, 28 December 2013 and on 26 October 2018. Limited liability companies and companies limited by shares established in China shall be subject to the Company Law. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws including the Law of the PRC on Wholly Foreign-owned Enterprise.

Pursuant to the Law of the PRC on Wholly Foreign-owned Enterprise, which was adopted on April 12, 1986 and amended and became effective on October 31, 2000, the establishment and subsequent changes of a wholly foreign-owned enterprise is subject to the approval by the authority in charge of commerce or foreign trade and investment and registration with the relevant administration for industry and commerce. The investor of the wholly foreign-owned enterprise must make payment or subscribe for the registered capital according to its articles of association. According to the Interim Measures for the Recordation Administration of the Establishment and Modification of Foreign-Invested Enterprises was promulgated on June 29, 2018 and became effective on June 30, 2018, which stipulates that where the wholly foreign-owned enterprise does not involve special access administrative measures prescribed by the government, the establishment and subsequent changes of a wholly foreign-owned enterprise will no longer be subject to the approval requirement, but it will be subject to filing with the relevant authority.

The Law of the PRC on Wholly Foreign-owned Enterprise and the Interim Measures for the Recordation Administration of the Establishment and Modification of Foreign-Invested Enterprises were both abolished on January 1, 2020. Currently the primary laws and regulations govern foreign investments in the PRC are the Foreign Investment Law, the Implementing Regulations of the Foreign Investment Law, and the Measures for the Reporting of Foreign Investment Information.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of contractual arrangement structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting and protecting the foreign investment, and refine the specific measures. At the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of, among other things, gift, division of property, merger of enterprises, division of enterprises.

Furthermore, foreign investments in China are subject to investment information reporting obligations under the Foreign Investment Laws, which is further stipulated in the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, that were jointly promulgated by the MOFCOM and the State Administration for Market Regulation on December 30, 2019 and became effective on January 1, 2020. Pursuant to the Foreign Investment Reporting Measures, foreign investors and foreign-invested enterprises are obligated to submit investment information reports in regard with their direct or indirect investment activities in China through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, commencing from January 1, 2020. Such reports include preliminary report relating to establishment, modification report, deregistration report, and annual report.

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2019 Edition), or the 2019 Encouraged Catalogue, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, or the 2019 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2019 Encouraged Catalogue and the 2019 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. On June 24, 2020, the Ministry of Commerce and the National Development and Reform Commission promulgated a new negative list, the 2020 Negative List, which will become effective on July 23, 2020. The 2020 Negative List further eliminates the prohibitions and lifts the restrictions on foreign investments in certain industries.

Regulation of the Production of Electric Bicycles

On June 24, 2017, the State Council of the PRC issued the Decision on Adjusting the Catalogue for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was cancelled and was changed to implement mandatory product certification management. On July 2, 2018, the Announcement on the Arrangements for the Transfer of Electric Bicycle Products from Licensing to CCC Certification Management was jointly promulgated by the State Administration for the CNCA. According to the Announcement, electric bicycle products without CCC certification shall not be delivered, sold, imported or used in other business activities commencing from April 15, 2019. On July 19, 2018, the CNCA issued the Implementation Rules for Compulsory Product Certification of Electric Bicycles (CNCA-C11-16: 2018) which came into effect on August 1, 2018.

On May 15, 2018, the New National Standards were promulgated by the State Administration for Market Regulation and the National Standardization Management Committee and became effective on April 15, 2019. The New National Standards replace the General Technical Requirements for Electric Bicycles (GB 17761-1999) which were issued on May 28, 1999.

Regulation of the Registration of Electric Bicycles

Pursuant to the Road Traffic Safety Law of the PRC (Revised in 2011), a non-motorized vehicle which ought to be lawfully registered shall be deemed street-illegal until it has been registered with the local traffic administrative department. In addition, the categories of such non-motorized vehicles shall be determined by provincial governments in light of their respective actual local situation and shall consist of technical standards in terms of overall weight, braking performance, overall size and reflectors, which all non-motorized vehicles should abide by. Pursuant to the Circular on Strengthening the Management of Electric Bicycles, promulgated on March 18, 2011, any non-compliant vehicle may not be registered as a non-motorized vehicle, which in turn means it shall be deemed street-illegal.

Regulations Relating to Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

Regulations Relating to Product Quality

The Product Quality Law of the PRC was promulgated on February 22, 1993, amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities.

Regulation of Mobile Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services (the “Regulations for Mobile Apps”), which came into effect on August 1, 2016, requiring ICPs who provide information services through mobile internet applications, or “apps,” to:

●	verify the real identities of registered users through mobile phone numbers or other similar channels;

●	establish and improve procedures for protection of user information;

●	establish and improve procedures for information content censorship;

●	ensure that users are given adequate information concerning an app, and are able to choose whether an app is installed and whether or not to use an installed app and its functions;

●	respect and protect intellectual property rights; and

●	keep records of users’ logs for 60 days.

If an ICP who provides information services through apps violates these regulations, mobile app stores through which the ICP distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

Regulations Relating to Intellectual Property Rights

Patent.    Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, the Regulation on Computer Software Protection and related rules and regulations, the term of protection for copyrighted software is 50 years.

Trademark.    Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use on the same or similar commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.    Domain names are regulated by the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation of Employment and Social Welfare

Labor Laws

Companies in the PRC are subject to the PRC Labor Law (the “PRC Labor Law”) which was promulgated on July 5, 1994, became effective on January 1, 1995 and was further amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law (the “PRC Labor Contract Law”) which was promulgated on June 29, 2007, became effective on January 1, 2008 and was further amended on December 28, 2012, and the Implementation Regulations of the PRC Labor Contract Law which was promulgated by the State Council on September 18, 2008 and became effective on the same date, as well as other related regulations, rules and provisions promulgated by the relevant government authorities from time to time. Compared to previous PRC Laws and regulations, the PRC Labor Contract Law imposes stricter requirements in such respects as signing of labor contracts with employees, stipulation of probation period and violation penalties, termination of labor contracts, payment of remuneration and economic compensation, use of labor dispatches as well as social security premiums.

According to the PRC Labor Law and the PRC Labor Contract Law, a labor contract in writing shall be concluded when a labor relationship is to be established between an employer and an employee. An employer shall pay an employee two times of his salary for each month in the circumstance where he fails to enter a written labor contract with the employee for more than a month but less than a year; where such period exceeds one year, the parities are deemed to have entered an unfixed-term labor contract. Employers shall pay wages that are not lower than the local minimum wage standards to the employees. Employers are also required to establish labor safety and sanitation systems in compliance with PRC rules and standards, and to provide relevant training to the employees.

Social Insurance and Housing Provident Funds

According to the Temporary Regulations on the Collection and Payment of Social Insurance Premium, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide beneficial plans for their employees, that include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. An enterprise must also provide social insurance by processing social insurance registration with local social insurance agencies, and must pay or withhold relevant social insurance premiums for or on behalf of the employees. The Law on Social Insurance, which was promulgated on October 28, 2010 and came into effect on July 1, 2011 and was amended on December 29, 2018, regulates basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. The Regulations on the Administration of Housing Provident Fund, which was promulgated and came into effect on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, provides that housing provident fund contributions paid by an individual employee and housing provident fund contributions paid by his or her employer all belong to the individual employee.

Regulation of Foreign Exchange

The Regulation of the PRC on Foreign Exchange Control, most recently amended by the State Council in 1 August 2008 and effective on 5 August 2008, is the principal regulation on foreign currency exchange in the PRC. According to the regulation, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the SAFE.

According to the Notice of State Administration of Foreign Exchange on Reforming and Standardizing Capital Account Foreign Exchange Settlement Administration Policies issued by SAFE on June 9, 2016, it has been specified clearly in the document that, for the capital account foreign exchange income subject to voluntary foreign exchange settlement (including the repatriation of the proceeds from overseas listing), the domestic institutions may conduct the foreign exchange settlement at the banks according to their operation needs. The proportion of the capital account foreign exchange income subject to voluntary foreign exchange settlement was tentatively set as 100%, provided that SAFE may adjust the aforesaid proportion according to the international payment balance status in good time.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which became effective on 18 January 2017 and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulation of Dividend Distributions

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC EIT Law, which was promulgated on March 16, 2007, and was most recently amended and became effective on December 29, 2018, and (ii) the Implementing Regulations of the EIT Law (the “EIT Regulation”) promulgated by the State Council on December 6, 2007 and implemented on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they are qualified for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been granted the certificate of High and New Technology Enterprise may be reduced to 15% with the approval of relevant tax authorities.

The EIT Law also provides that enterprises established under the laws of foreign jurisdictions with “de facto management body” located in PRC are treated as “resident enterprises” for PRC tax purposes, and will be subjected to PRC income tax on their worldwide income. Under the EIT Regulation, a “de facto management body” is defined as a body that has real and overall management control over the business, personnel, accounts and properties of an enterprise.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as a company incorporated in the BVI, meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

International Tax Treaties and Withholding Tax

Under the PRC EIT Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

PRC Value-Added Tax

Pursuant to the Interim Value-added Tax Regulations of the PRC which was amended and became effective on November 19, 2017 and the Implementing Rules for the Interim Regulations of the PRC on Value-added Tax which was amended on October 28, 2011 and became effective on November 1, 2011 (collectively the “VAT Law”), all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax (the “VAT”) at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer, while small-scale taxpayer will be subject to a VAT rate of 3%. Further, when exporting goods, the exporter is entitled to all the refund of VAT that it has already paid or borne unless otherwise stipulated.

On November 16, 2011, the Ministry of Finance (the “MOF”) and SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities. According to the document, the tax rate of 17% shall be applicable to those like lease of tangible personal property, the tax rate of 11% shall be applicable to the transportation industry and the construction industry, and the tax rate of 6% shall be applicable to other modern service industries.

On March 23, 2016, the MOF and SAT jointly issued the Circular of Full Implementation of Business Tax to VAT Reform (the “Circular 36”) which confirms that business tax will be completely replaced by VAT from May 1, 2016.

On April 4, 2018, SAT and MOF jointly issued the Circular on Adjusting Value-added Tax Rate to further adjust the VAT rate, including the change of tax rate from 17% and 11% to 16% and 10% respectively for the taxable sales or import of goods by the taxpayer.

According to the Announcement on Policies Concerning Deepening the Reform of Value-added Tax, which was promulgated on March 20, 2019 and became effective on April 1, 2019, a VAT general taxpayer who is previously subject to 16% on VAT-taxable sales activities shall have the applicable tax rates adjusted to 13%.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sales of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation of M&A and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings.

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and

●	Jiangsu Baozhe was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulation of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulation under the PRC Securities Law

The PRC Securities Law was promulgated in December 1998 and was subsequently revised in October 2005, June 2013, August 2019 and December 2019. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While there is no detailed interpretation regarding the rule implementation under Article 177, it will be difficult for an overseas securities regulator to conduct investigation or evidence collection activities in China.

4C. Organizational Structure

For descriptions of our organizational structure, subsidiaries and variable interest entity as of the date of this report, please see “Item 4A. History and Development of the Company.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. We do not currently own any real estate or land use rights. For descriptions of our leased properties, please see “Item 4B. Business Overview – Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

Our vision is to build a leading short-distance transportation solution provider in China. Leveraging our IoT management platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and our charging pile business.

Currently, we (i) design, manufacture, rent and sell e-bicycles and e-tricycles; (ii) rent and sell lithium batteries; and (iii) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices.

For the fiscal years ended September 30, 2018, 2019 and 2020, our revenues were $3,191,560, $5,194,259 and $16,838,508, respectively, and our net income were $633,749, $2,191,437 and $276,922, respectively. We currently generate most of our revenues from e-bicycles sales, rental services of batteries and e-bicycles, and battery packs sales. We plan to focus completing our ecological chain of e-bicycles from manufacture to rentals and sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our e-bicycle sales volume;

●	our ability to enhance our smart charging piles volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

COVID-19

The Outbreak of COVID-19 began in December 2019 and was quickly declared as a Public Health Emergency of International Concern on January 30, 2020 by the World Health Organization. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of our revenue are generated from and workforce are concentrated in China. Consequently, the COVID-19 Outbreak has materially adversely affected our business operations and financial condition, operating results and cash flow for the fiscal year 2020. The revenue of rental business decreased by approximately 58% for the year ended September 30, 2020 as compared to the year ended September 30, 2019, which was mainly caused by the early termination of our rental contract with our sublease agent, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng in January 2020, May 2020 and July 2020, respectively. However, as COVID-19 has been contained in the PRC since the second quarter of 2020, the impact from COVID-19 has been mitigated since then. Our production of new e-bicycles resumed and we also accelerated research and development of new e-bicycles to meet the market demands. For the year ended September 30, 2020, we developed more than 20 types of new e-bicycles, three of which comply with the New National Standard. Further, due to increasing customer demands for the New National Standard e-bicycles and the steady industry sentiment, and Tianjin Dilang’s acceptance of more orders from various exhibitions, revenues generated from sales of e-bicycles has increased by $11,061,210 or 10,628% for the year ended September 30, 2020 as compared to the year ended September 30, 2019.

Jiangsu Cenbird started to expand its wholesaler channels in Changzhou and Wuxi with goals of “affordable e-bicycles with higher quality” and “100 stores in one city, shared with value” since March 2020. Tianjin Dilang started “town and village full-coverage” activities to increase the brand awareness since January 2020. We will focus on expand business by attending various exhibitions in the future.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2018, 2019 and 2020, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Years Ended September 30, 2018, 2019 and 2020

	For the Years Ended September 30,
	2018		2019		2020
	USD	%	USD	%	USD	%
Net revenues	$3,191,560	100	$5,194,259	100	$16,838,508	100
Less: Cost of revenues	(1,667,824)	(52)	(2,014,308)	(39)	(15,052,826)	(89)
Gross profit	1,523,736	48	3,179,951	61	1,785,682	11
Operating expenses:
Selling and marketing expenses	(5,221)	(1)	(119,210)	(2)	(490,985)	(3)
General and administrative expenses	(458,613)	(14)	(812,863)	(16)	(1,418,674)	(7)
Total operating expenses	(463,834)	(15)	(932,073)	(18)	(1,909,659)	(10)
Income (loss) from operations	1,059,902	33	2,247,878	43	(123,977)	(1)
Total other income, net	63,775	2	405,619	8	498,047	3
Income from continuing operations before income tax expense	1,123,677	35	2,653,497	51	374,070	2
Income tax expense	(286,905)	(9)	(723,384)	(14)	(97,148)	(0)
Income from continuing operations	836,772	26	1,930,113	37	276,922	2
(Loss) income from discontinued operation, net of tax	(203,023)	(6)	261,324	5	-	-
Net income	633,749	20	2,191,437	42	276,922	2
Net income from continuing operations	836,772	26	1,930,113	37	276,922	2
Less: Net income attributable to non-controlling interests from continuing operations	160,037	5	403,334	8	129,748	1
Net income attributable to our shareholders from continuing operations	676,735	21	1,526,779	29	147,174	1
(Loss) income from discontinued operation, net of tax	(203,023)	(6)	261,324	5	-	-
Less: Net (loss) income attributable to non-controlling interests from discontinued operation	(38,829)	(1)	49,980	1	-	-
Net (loss) income attributable to our shareholders from discontinued operation	(164,194)	(5)	211,344	4	-	-
Net income attributable to our shareholders	$512,541	16	$1,738,123	33	$147,174	1

Segment Information

We have determined that the Company operates in three operating segments for the years ended September 30, 2018, 2019 and 2020: (i) battery cells and packs segment; (ii) rental segment; and (iii) e-bicycle sales segment. The battery cells and packs segment engaged in selling battery packs and trading battery cells. The rental segment provides lithium batteries and e-bicycles rental services. The e-bicycle sales segment sells e-bicycles offline to regional exclusive distributor and wholesalers and on various online e-commerce platforms to individual customers.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended September 30, 2018, 2019 and 2020:

	Year ended September 30, 2018
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$550,381	$2,641,179	$-	$3,191,560	$-	$3,191,560
Depreciation and amortization	$-	$(598,498)	$-	$(598,498)	$(547)	$(599,045)
Segment income before tax	$105,045	$1,390,232	$-	$1,495,277	$(371,600)	$1,123,677
Segment gross profit margin	16%	54%	-	48%	-	48%

	Year ended September 30, 2019
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$1,253,569	$3,823,058	$104,080	$5,180,707	$13,552	$5,194,259
Depreciation and amortization	$-	$(940,434)	$(424)	$(940,858)	$(3,178)	$(944,036)
Segment income before tax	$1,119,568	$1,612,434	$32,994	$2,764,996	$(111,499)	$2,653,497
Segment gross profit margin	96%	52%	(2)%	61%	39%	61%

	Year ended September 30, 2020
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$3,148,156	$1,595,226	$11,165,290	$15,908,672	$929,836	$16,838,508
Depreciation and amortization	$(2,318)	$(933,176)	$(82,896)	$(1,018,390)	$(466)	$(1,018,856)
Segment income (loss) before tax	$251,732	$(76,292)	$169,452	$344,892	$29,178	$374,070
Segment gross profit margin	15%	15%	9%	11%	10%	11%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The increase of depreciation and amortization from the year ended September 30, 2018 to the year ended September 30, 2019 was primarily due to the increase from rental segment. The depreciation and amortization of rental segment increased by $341,936 to $940,434 for the year ended September 30, 2019 from $598,498 for the year ended September 30, 2018, representing a significant increase of approximately 57%. The significant increase was consistent with the increase of revenue from rental service of lithium batteries and e-bicycles, and we purchased more lithium batteries and e-bicycles for rental.

Depreciation and amortization increased by 8% or $74,820 from the year ended September 30, 2019 to the year ended September 30, 2020, which was primarily due to the increase from e-bicycle sales segment. The depreciation and amortization of e-bicycle sales segment increased by $82,472 to $82,896 for the year ended September 30, 2020 from $424 for the year ended September 30, 2019, representing a significant increase. The significant increase was consistent with the increase of revenue from e-bicycle sales, and we purchased more equipment for e-bicycle manufacturing and quality testing.

Segment income before tax

The income before tax of battery cells and packs segment increased by $1,014,523 to $1,119,568 for the fiscal year ended September 30, 2019 from $105,045 for the fiscal year ended September 30, 2018, representing a significant increase of approximately 966%.

The income before tax of battery cells and packs segment decreased by $867,836 to $251,732 for the fiscal year ended September 30, 2020 from $1,119,568 for the fiscal year ended September 30, 2019, representing a significant decrease of approximately 78%. The significant decrease was primarily due to the revenue from battery cell trading business decreased to nil for the fiscal year ended September 30, 2020, which was recognized on a net basis.

The income before tax of rental segment increased by $222,202 to $1,612,434 for the fiscal year ended September 30, 2019 from $1,390,232 for the fiscal year ended September 30, 2018, representing an increase of approximately 16%.

Rental segment incurred loss before tax of $76,292 for the fiscal year ended September 30, 2020, while it incurred income before tax of $1,612,434 for the fiscal year ended September 30, 2019, representing a decrease of approximately 105%. The significant decrease was primarily due to the revenue decrease in the rental segment as a result of the impact of COVID-19 and the cost of the rental segment did not decrease proportionately as revenue because the cost mainly includes the fixed expenditures, such as depreciation expense.

The income before tax of e-bicycle sales segment increased to $32,994 for the fiscal year ended September 30, 2019 from nil for the fiscal year ended September 30, 2018.

The income before tax of e-bicycle sales segment increased by $136,458 to $169,452 for fiscal year ended September 30, 2020 from $32,994 for the fiscal year ended September 30, 2019, representing a significant increase of approximately 414%. The significant increase was primarily due to a gradual increase of sale price of e-bicycles as the market demand increased and a gradual decrease of unit cost of sales as the purchase volume increased during the year ended September 30, 2020.

Components of Results of Operations

Years Ended September 30, 2018, 2019 and 2020

Net revenues

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the years ended September 30, 2018, 2019 and 2020, respectively:

		For the Years Ended September 30,
	Segment	2018	%	2019	%	2020	%
Rental of lithium batteries and e-bicycles	Rental segment	$2,641,179	83	$3,823,058	74	$1,595,226	9
Battery cell trading	Battery cells and packs segment	-	-	1,186,185	23	-	-
Sales of battery packs	Battery cells and packs segment	550,381	17	67,384	1	3,148,156	19
Sales of e-bicycles	E-bicycle sales segment	-	-	104,080	2	11,165,290	66
Others		-	-	13,552	-	929,836	6
Net revenues		$3,191,560	100	$5,194,259	100	$16,838,508	100

Our revenues from continuing operations for the years ended September 30, 2018, 2019 and 2020 were $3,191,560, $5,194,259 and $16,838,508, respectively. The significant increase in revenues from the year ended September 30, 2018 to the year ended September 30, 2019 were mainly driven by the increase of rental of lithium batteries and e-bicycles, battery cell trading, and partially offset by the decrease of sales of battery packs. The significant increase in revenues from the year ended September 30, 2019 to the year ended September 30, 2020 were mainly driven by the increase of sales of battery cells and package and sales of e-bicycles, and partially offset by the decrease of rental of lithium batteries and e-bicycles, battery cell trading.

The sales of e-bicycles segment engaged in online and offline sales of e-bicycles. Since the business started in September 2019, the revenue from sales of e-bicycles increased significantly for the fiscal year ended September 30, 2020. For the long-term development of the business, we have built up a production line for manufacturing Dilang e-bicycles. Currently, we target for a rapid growth in the offline e-bicycles sales market. As such, our main sales channels are through our regional exclusive distributor and wholesaler. We also sell on internet distribution channels, such as Taobao, and Pinduoduo, and our self-developed Yidianxing application.

The battery cells and packs segment is engaged in the trading of battery cells and selling of battery packs. The revenue from battery cells trading and sales of battery packs for the year ended September 30, 2019 were $1,186,185 and $67,384, respectively, as compared to nil and $550,381 for the year ended September 30, 2018. The battery cell trading business was launched in January 2019, which is recognized on a net basis as we arrange the provision of products through third parties and do not take control of the products provided by the suppliers at any point during the transactions. We purchase products and make payments to our suppliers when receiving orders and then collect the total sales amount when shipping to our customers. Therefore, we usually do not bear credit risk. Although, we have latitude over pricing of the products when selling to customers, we concluded that we acted as an agent in the trading business considering all the factors above. Trading revenue fee is determined on a net basis as the difference between the sales price and the settlement price with the suppliers.

The revenue from sales of battery packs and battery cells trading for the fiscal year ended September 30, 2020 were $3,148,156 and nil, respectively, as compared to $67,384 and $1,186,185 for the fiscal year ended September 30, 2019. The revenue from sales of battery packs increased significantly by $3,080,772, which was mainly due to the increase of demand from our long-term customers. The revenue from battery cell trading business was nil for the fiscal year ended September 30, 2020 as compared to $1,186,185 for the fiscal year ended September 30, 2019. The significant decrease was primarily due to the decline of the business with more intense competition in the industry. However, we will continue our trading business if we find any suitable potential customers and suppliers from daily operations.

The rental segment provides lithium batteries and e-bicycles rental services. The increase in revenue for fiscal year ended September 30, 2019 as compared to the fiscal year ended September 30, 2018 from rental segment was mainly due to we strengthened relationship with existing customers, and successful launch of a new application, Yidianxing, to rent lithium batteries and e-bicycles in April 2019, which helped us attract a significant number of new customers, and we anticipate that the revenue from the Yidianxing application will grow faster than sales through traditional channels in the future.

The revenue from rental segment significantly decreased by $2,227,832, or approximately 58%, for the fiscal year ended September 30, 2020 as compared to the fiscal year ended September 30, 2019, primarily due to the decline of customers’ demands from the impact of COVID-19. In addition, the significant decrease of rental revenue was also because our sublease agent, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng, terminated the rental contracts in January 2020, May 2020 and July 2020, respectively.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, rentals of e-bicycles, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $346,484, or 21%, to $2,014,308 for the year ended September 30, 2019 from $1,667,824 for the year ended September 30, 2018. The increase of percentage in cost of revenue was less than that of revenue, mainly because the revenue of battery cell trading was recognized on a net basis in revenue, while the cost was nil. Our cost of revenues significantly increased by $13,038,518, or approximately 647%, to $15,052,826 for the fiscal year ended September 30, 2020 from $2,014,308 for the fiscal year ended September 30, 2019, which was primarily due to the increase of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, which increased by 10,627% from the year ended September 30, 2019 to the year ended September 30, 2020, and purchase cost of battery packs for sales of battery packs, which increased by 4,572% from the year ended September 30, 2019 to the year ended September 30, 2020.

Gross profit

Gross profit for the years ended September 30, 2018, 2019 and 2020 was $1,523,736, $3,179,951 and $1,785,682, representing 48%, 61% and 11% of net revenues, respectively. Gross profit margin for the year ended September 30, 2019 increased by 13% due to the increased net revenue of battery cell trading of $1,186,185, which was recognized on a net basis as we acted as an agent in arranging third parties to provide the products after we disposed the battery cell production lines. Gross profit margin for the year ended September 30, 2020 significantly decreased by 510% primarily due to the fact that we had no revenue in battery cells trading business which was recognized on a net basis and with a high gross profit ratio for the year ended September 30, 2020, while revenue in battery cell trading accounted for 23% of our total net revenue for the year ended September 30, 2019, as the industry was highly competitive. In addition, the fixed cost including depreciation cost changed insignificantly even with the decrease of revenue for lithium batteries and e-bicycles rental services, which also contributed to the significant decrease of our gross profit.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and welfare expense, advertising expense, and freight expense. The salaries and benefits expense for the year ended September 30, 2020 increased from the year ended September 30, 2018 as more salespersons were hired with the business expansion on sales of e-bicycles among these three years. In addition, advertising expense for the year ended September 30, 2020 increased from the year ended September 30, 2019 mainly due to the promotion of sales of e-bicycles, while the advertising expense for the year ended September 30, 2019 changed insignificantly from the year ended September 30, 2018.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, research and development expenses, inspection fee, rental fee, depreciation and bad debt provision. Our general and administrative expenses increased by $354,250, or 77%, to $812,863 for the year ended September 30, 2019 from $458,613 for the year ended September 30, 2018. Such increase mainly consists of a) salary expense which was mainly due to the newly established subsidiary in fiscal year 2019; b) rental fee generated from office lease for the new subsidiary; c) research and development expenses for developing a transportation supporting platform in fiscal year 2019; and d) allowance for advance to suppliers of $80,975 in the fiscal year ended September 30, 2019 which was provided based on the estimated unrecoverable amount.

Our general and administrative expenses significantly increased by $605,811, or approximately 75%, to $1,418,674 for the year ended September 30, 2020 from $812,863 for the year ended September 30, 2019. Such significant increase was attributed to the significant increase of research and development expenses for designing of Dilang and Cenbird e-bicycle models.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expense amounted to$286,905, $723,384 and $97,148 for the years ended September 30, 2018, 2019 and 2020, respectively. The change was resulted from the changed taxable income.

Net income from continuing operations

Our income from continuing operations for the years ended September 30, 2018, 2019 and 2020, was $836,772, $1,930,113 and $276,922, respectively.

Income from discontinued operation, net of tax

Our loss from discontinued operation was $203,023 for the year ended September 30, 2018, and our income from discontinued operation was $261,324 and nil for the year ended September 30, 2019 and 2020, respectively. We made a profit from discontinued operation for the year ended September 30, 2019 mainly due to the sale of remaining self-manufactured battery cells.

Net income

As a result of the foregoing, our net income for the years ended September 30, 2018, 2019 and 2020, was $633,749, $2,191,437 and $276,922, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contributions and loan from shareholders, and from operations. We received an aggregate capital injection by our shareholders of nil, $4,261,636 and nil for the years ended September 30, 2018, 2019 and 2020, respectively. In addition, we received an interests-free loan from a shareholder of $4,374,249 for the year ended September 30, 2019, which was fully repaid during the year ended September 30, 2020. We received net proceeds of approximately $9.23 million in our initial public offering (before the exercise of the over-allotment option). We plan to support our future operations primarily from cash generated from our operations, and our initial public offering’s proceeds. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2020, we had cash and cash equivalents of $322,598 and a total working capital of $9,644,208, $10,197,471 of which was from continuing operations and the current liabilities exceeds the current assets by $553,263 for discontinued operation.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our VIE arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from our initial public offering in January 2021, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and consolidated VIE in the PRC are subject to certain statutory limits. We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect the net proceeds from our initial public offering in January 2021 to be used in the PRC will be in the form of Renminbi and, therefore, our PRC subsidiary and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended September 30,
	2018	2019	2020
Net cash provided by (used in) operating activities, continuing operations	$615,551	$(5,526,208)	$4,016,673
Net cash provided by operating activities, discontinued operation	336,902	2,824,041	8,096
Net cash used in investing activities, continuing operations	(42,076)	(2,939,914)	(3,349,847)
Net cash (used in) provided by investing activities, discontinued operation	(10,758)	1,017,588	-
Net cash (used in) provided by financing activities, continuing operations	(892,112)	8,217,985	(4,004,361)
Effect of exchange rate changes	(1,096)	12,778	36,324
Net increase (decrease) in cash, cash equivalents, and restricted cash	$6,411	$3,606,270	$(3,293,115)

Years ended September 30, 2018, 2019 and 2020

Operating Activities

Net cash provided by continuing operating activities was $4,016,673 for the year ended September 30, 2020, primarily derived from (a) a net income from continuing operations of $276,922, adjusted by depreciation and amortization of $1,018,856; (b) a decrease of advance to suppliers of $4,310,456; (c) an increase of accrued expenses and other payables of $2,512,933; (d) a decrease of inventories of $1,568,669, and e) a decrease of amount due from related parties of $1,839,439, and offset by a) an increase of accounts receivable of $6,317,084, and b) an increase of note receivable of $1,612,995. The decrease in advance to suppliers and amount due from related parties were primarily due to delivery of e-bicycles from the suppliers and related parties during the year ended September 30, 2020 and we managed to obtain credit term from suppliers as we increased purchase for the year ended September 30, 2020. The increase in accrued expenses and other payables were primarily due to the increase of value-added tax payable, which was in line with the increase of our revenue. The increase in accounts receivable and note receivable was primarily due to the increase of sales of e-bicycles.

Net cash provided by discontinued operating activities was $8,096 for the year ended September 30, 2020, primarily derived from the collection of accounts receivable of $9,397.

Net cash used in continuing operating activities was $5,526,208 for the year ended September 30, 2019, mainly derived from (a) an increase of advance to suppliers of $7,106,766; (b) an increase of amount due from related parties of $4,971,495; (c) an increase of inventories of $450,926; (d) a decrease of accounts payable of $389,258; and (e) a decrease of accrued expenses and other payables of $2,538,046; offset by (a) a net income from continuing operations of $1,930,113, adjusted by depreciation and amortization of $944,036; (b) a decrease of accounts receivable of $4,025,371; (c) a decrease of prepaid expenses and other current assets of $2,279,571; and (d) an increase of income tax payable of $575,724. The increase in advance to suppliers and amount due from related parties were primarily due to the increase in purchases of e-bicycles for our e-bicycles sales business, which was launched in August 2019. The increase in inventories was primarily due to the increase in purchase of raw materials and finished goods for businesses expansion. The decrease in accounts payable was because some suppliers has shortened their credit terms and the Company has made payments to them accordingly. The decrease in accrued expenses and other payables were primarily due to the payment in fiscal year 2019 for the copper foil transactions occurred in August 2018. The decrease in accounts receivable was primarily due to the shortened credit term given to our sublease agents and we accelerated the collection of accounts receivable in order to satisfy our working capital requirement. The decrease in prepaid expenses and other current assets was primarily due to the full collection of receivables from our copper foil trading business for the fiscal year ended September 30, 2019, which was partially offset by the increase of other receivables from the sale of our battery production line. The increase in the income tax payable was primarily due to the increase in the taxable income.

Net cash provided by discontinued operating activities was $2,824,041 for the year ended September 30, 2019, mainly derived from (a) a net income from discontinued operation of $261,324, adjusted by depreciation and amortization of $69,170, the loss from the disposal of property and equipment of $151,298; and (b) a decrease of inventories of $1,966,958; (c) a decrease of prepaid expenses and other current assets of $407,082; and (d) an increase of accrued expenses and other payables of $235,093, and offset by a decrease of accounts payable of $258,617. The decrease in inventories was primarily due to the remaining inventories related to self-manufactured battery cells sold after the termination of the business. The decrease in prepaid expenses and other current assets was primarily due to the deductible value-added tax declined for the fiscal year ended September 30, 2019 as there was no purchase for our battery cells manufacturing business. The increase in accrued expenses and other payables was primarily due to the increase of value-added tax to be paid for the fiscal year ended September 30, 2019 for the sales of remaining battery cells. The decrease in accounts payable was primarily due to no additional purchases were made since December 2018, and we continue to pay the payable balance during the fiscal year ended September 30, 2019.

Net cash provided by continuing operating activities was $615,551 for the year ended September 30, 2018, mainly derived from (a) a net income from continuing operations of $836,772, adjusted by depreciation and amortization of $599,045 and deferred tax benefits of $286,905; b) an increase of accrued liabilities and other payables of $3,755,909; and c) an increase of accounts payable of $442,799, offset by (a) an increase in accounts receivables in the amount of $2,791,065; and (b) an increase in prepaid expenses and other current assets in the amount of $2,478,963. The increase in accrued liabilities and other payables was primarily due to the payable for trading copper foil, which were purchased in August 2018. We engaged in a limited number of copper foil trading transactions in the past and do not plan to engage in such transactions going forward. The increase in accounts payable was primarily due to the payable to the one supplier for the lithium battery rental business, which occurred since the year ended September 31, 2018. The increase in accounts receivable was primarily due to the receivables from sublease agents for the lithium battery rental business, which were received within their credit periods. The increase in prepaid expenses and other current assets was primarily due to the receivables for copper foil trading business.

Net cash provided by discontinued operating activities was $336,902 for the year ended September 30, 2018, mainly derived from (a) depreciation and amortization of $288,208 for the year end September 30, 2018; (b) a decrease of inventories of $455,632; (c) a decrease of prepaid expenses and other current assets of $215,550; and (d) a decrease of advance to suppliers of $151,949, and offset by (a) a net loss from discontinuing operations of $203,023; (b) a decrease of accounts payable of $386,294; and (c) a decrease of advance from customers of $186,916. The decrease in inventories and advance to suppliers were primarily due to the decline of our self-manufactured battery cells since we have gradually reduced our manufacturing battery cells. The decrease in accounts payable was primarily caused by the decrease in the purchase of raw materials. The decrease in prepaid expenses and other current assets was primarily due to the decline of deductible value-added tax for the fiscal year ended September 30, 2018 compared with the same corresponding period of 2017. The decrease in advance from customers was mainly because we stopped taking orders for the business of manufacturing battery cells, and continued to complete the remaining orders.

Investing Activities

For the year ended September 30, 2020, net cash used in investing activities for the continuing operations was $3,349,847, which was primarily due to a) purchases of property and equipment of $2,344,667, which was primarily due to the purchase of the charging piles for rental business , production equipment and testing equipment for e-bicycle manufacturing; b) purchases of short-term investments of $2,141,144, in which purchase of wealth management product was $1,427,429, and purchase of convertible debt issued by a private company was $713,715；partially offset by the proceeds from disposal of property and equipment for rental business of $1,135,964.

For the year ended September 30, 2019, net cash used in investing activities for the continuing operations was $2,939,914, consisted of the purchase of property and equipment in the amount of $3,146,269, offset by the proceeds from the disposal of equipment in the amount of $206,355. The purchase of property and equipment was mainly due to the e-bicycle purchase for the rental business and the production line for e-bicycle manufacturing.

For the year ended September 30, 2019, net cash provided by investing activities for the discontinued operation consisted of the proceeding from the disposal of equipment in the amount of $1,017,588.

For the year ended September 30, 2018, net cash used in investing activities for the continuing operations consisted of the purchase of equipment in the amount of $42,076.

For the year ended September 30, 2018, net cash used in investing activities for the discontinued operation consisted of the purchase of equipment in the amount of $10,758.

Financing Activities

For the year ended September 30, 2020, net cash used in financing activities for the continuing operations was $4,004,361, primarily consisted of (a) repayment to a shareholder in the amount of $4,289,426; (b) the loan to a shareholder in the amount of $377,634, and offset by a) repayment from the same shareholder in the amount of $391,116 and b) proceeds from short-term borrowings of $294,568.

For the year ended September 30, 2019, net cash provided by financing activities for the continuing operations was $8,217,985, mainly consisted of (a) the proceeds from borrowing from a shareholder in the amount of $4,374,249; (b) the contribution from shareholders in the amount of $4,261,636; (c) the contribution from non-controlling shareholders in the amount of $728,741; and (d) repayment from a shareholder in the amount of $683,880, and offset by the loan to a shareholder of $1,857,441. The net cash provided by financing activities for the continuing operations represented cash injections from our shareholders to meet the paid-in capital requirement as required by PRC law and working capital requirement.

For the year ended September 30, 2018, net cash used in financing activities for the continuing operations was $892,112, consisted of the loan to a shareholder in the amount of $1,292,731 for his personal purpose, and offset by repayment from the same shareholder in the amount of $400,619.

Trend Information

Other than as disclosed in “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—The outbreak of the recent COVID-19 in the PRC may materially and adversely affect our business, financial condition and results of operations” in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of September 30, 2020 were as follows:

Payments due by period
Year ending September 30,
2021	$138,870
2022	96,784
2023	80,429
2024	61,859
2025 and thereafter	51,550
Total	$429,492

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2020.

Critical Accounting Policies

(a) Basis of presentation. The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c) Discontinued operation. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2019 and 2020. The results of operations of discontinued operation for the years ended September 30, 2018, 2019 and 2020 have been reflected separately in the Consolidated Statements of Income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2018, 2019, and 2020 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

(d) Fair Value Measurement. The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amount of our financial instruments approximate their fair values because of their short-term nature. The Company's financial instruments include cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, amount due to related parties, short-term borrowings, and accounts payable and advances from customers.

(e) Cash and cash equivalents. Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Restricted Cash. Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

As of September 30, 2019 and 2020, the Company had restricted bank deposits of $nil and $17,932, respectively. The balance as of September 30, 2020 represented the restricted bank deposits in the bank account, which cannot be withdrawn or used without the bank’s approval.

(g) Short-term investments. Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at fair value and interest income is recognized in earnings. The unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized.

The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Income. For the years ended September 30, 2018, 2019 and 2020, the Company did not record any OTTI.

(h) Accounts receivable, net. Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the years ended September 30, 2018, 2019 and 2020, the Company recorded allowances for doubtful accounts of $nil, $nil and $20,790, respectively, against its accounts receivable.

(i) Inventories. Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended September 30, 2018, 2019 and 2020.

(j) Advance to suppliers, net. Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2018, 2019 and 2020, the Company provided allowance for doubtful accounts of $nil, $83,370 and $nil, respectively, against advance to suppliers.

(k) Property and equipment, net. Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Equipment for rental business	2.5-5 Years
Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

(l) Impairment of Long-lived Assets. In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2018, 2019 and 2020.

(m) Value Added Tax. EZGO’s China subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income.

(n) Revenue Recognition. The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading. The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 12 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

Revenue from battery cell trading

Revenue from battery cell trading is recognized on a net basis as the Company arranges the provision of products through third parties and does not control the specified products provided by the third parties before that products are transferred to the customers, and therefore, the Company acts as an agent. The revenue is recognized at a point in time when the Company satisfies performance obligations by arranging the transfer of a promised product to a customer and measured at fixed consideration which is determined as the difference between the sales price that the Company expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers.

Revenue from rentals of lithium batteries and e-bicycles

The Company provides lithium batteries and e-bicycles rental services via sublease agents and its own application named Yidianxing. The Company, as the lessor, recognizes revenue under ASC Topic 840.

For providing lithium batteries and e-bicycles rental services via sublease agents, the Company satisfies performance obligations over the rental period, which is usually one month, and recognizes revenue monthly.

For providing lithium batteries rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for a pre-determined maximum number of uses of the lithium battery during certain rental period, usually less than a month. The rental service revenue is recognized for each use of lithium battery when the battery is returned to the Company. The unused package fees paid are recognized as revenue at the expiry of the rental period.

For providing e-bicycles rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for unlimited number of uses of the e-bicycles during certain rental period, usually less than three months. The rental service revenue is recognized on a straight-line basis over the rental period.

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries and e-bicycles rental service. As of September 30, 2019 and 2020, the Company recognized advances from customers amounted to $111,606 and $155,378, respectively.

The revenue from sales of self-manufactured battery cells are revenue from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for the years ended September 30, 2018, 2019 and 2020 (see Note 12 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the years ended September 30, 2018, 2019 and 2020, respectively:

	For the years ended September 30,
	2018	2019	2020
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$550,381	$171,464	$14,313,446
Battery cell trading	-	1,186,185	-
Others	-	13,552	929,836
Revenue accounted for under ASC Topic 606	550,381	1,371,201	15,243,282
Rental of lithium battery and e-bicycles	2,641,179	3,823,058	1,595,226
Revenue accounted for under ASC Topic 840	2,641,179	3,823,058	1,595,226
Net revenues	$3,191,560	$5,194,259	$16,838,508

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2019 and 2020.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(o) Cost of Revenue. Cost of revenue consists primarily of cost of products, labor cost, rental fees of e-bicycles, depreciation, maintenance, and other overhead expenses.

(p) Income taxes. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(q) Foreign Currency Translation. The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2019 and 2020 were translated at RMB7.0729 to $1.00 and at RMB6.7896 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Income and Cash Flows for the years ended September 30, 2018, 2019 and 2020 were RMB6.5516 to $1.00, RMB6.8698 to $1.00 and RMB7.0056 to $1.00, respectively.

(r) Non-controlling Interest. A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Income.

(s) Segment Reporting. The Company has organized its operations into three operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) rental segment and (3) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(t) Net Income Per Share. Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(u) Comprehensive Income. Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(v) Commitments and Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w) Recent Accounting Standards. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from October 1, 2022 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from October 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	33	Chief Executive Officer and Director
Jingyan Wu	50	Chief Financial Officer
Shuang Wu	38	Chief Operating Officer
Di Wu	52	Director
Junying Sun*	60	Independent Director
Robert Johnson*	52	Independent Director
Guanneng Lai*	34	Independent Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. The address of each of our directors and executive officers is c/o EZGO Technologies Ltd., Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

Executive Officers and Directors

Jianhui Ye has been serving as our Chief Executive Officer and Director since August 2019, the General Manager of Hengmao Power Battery since October 2017 and the Chief Executive Officer and Director of our VIE, Jiangsu Baozhe, since August 2019. Mr. Ye is responsible for our daily operations and formulation of our business strategies. Since September 2017, Mr. Ye has also been serving as the general manager of Zhuhai Dinghua Equity Investment Management Co. Ltd., an investment company in China, to provide a platform for us to find potential partners and investors. Mr. Ye spends most of his time on our management as he is not involved in day-to-day operations of Zhuhai Dinghua Equity Investment Management Co. Ltd. From September 2016 to September 2017, Mr. Ye served as a senior investment manager of Guoyuan Securities Inc., a securities brokerage firm in Hong Kong. From July 2014 to September 2016, Mr. Ye served as a compliance risk control manager of Guangdong Juniu Investment Management Company Limited, an investment management company in China. From September 2010 to July 2014, Mr. Ye served as an investment manager of Guangzhou Huifu Enterprise Consulting Co., Ltd, a consulting company in China. Mr. Ye obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in August 2018. Mr. Ye received a bachelor’s degree from Shenzhen University in July 2010.

Jingyan Wu has been serving as our Chief Financial Officer and the Chief Financial Officer of our VIE, Jiangsu Baozhe, since September 1, 2020. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is currently a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

Shuang Wu has been serving as our Chief Operating Officer and the Chief Operating Officer of our VIE, Jiangsu Baozhe since August 2019. Mr. Wu has extensive experience in operation and marketing. Mr. Wu has been serving as the Senior Manager of Changzhou Yizhiying IoT since August 2018. From June 2015 to December 2017, Mr. Wu served as a Senior Manager of Shanghai Dafeng Investment Group, an investment company in China. From November 2011 to December 2014, Mr. Wu served as the Assistant to General Manager of Travelex, a famous currency exchange company in the world. From June 2009 to November 2011, Mr. Wu served as a Financial Advisor of Westpac Bank Mr. Wu received his bachelor’s degree from Massey University of New Zealand in April 2007 and master’s degree from Massey University of New Zealand in August 2016.

Di Wu, has been serving as our director since March 2019. She has also been serving as a Deputy General Manager of Changzhou Hengmao Power Battery Technology Co., Ltd. since May 2014. Ms. Wu co-founded Hengmao Power Battery in May 2014 with Dr. Henglong Chen. She received an associate degree from Shanghai Second Medical College in July 1990.

Robert Johnson, has been serving as our independent Director and the chairman of the audit committee since December 2020. He has been serving as the financial controller of BAS Holdings Investments, LLC since February 2020. From January 2017 to January 2020, he served as the financial controller for Lionstone Development, LLC and from July 2015 to December 2016, Mr. Johnson served as an independent consultant. From June 2010 to June 2015, he served as the financial controller of BSL Capital, Inc. From September 2005 to June 2010, Mr. Johnson served as a senior tax accountant of CBIZ MHM, LLC, an accounting services provider and business consulting company in Miami, Florida. From January 2004 to September 2005, Mr. John served as a tax accountant of Mallah Furman and Company in Miami, Florida. Mr. Johnson received a dual bachelor’s degrees from The University of Central Florida in August 2000 and a master’s of business administration degree with a specialization in professional accounting from The University of Miami in December 2003. Mr. Johnson has been a Certified Public Accountant licensed by the State of Florida since October 2005 and a Certified Management Accountant licensed by the Institute of Management Accountants since August 2013. Mr. Johnson also holds a certification in Hotel Industry Analytics from The American Hotel and Lodging Association since November 2017 and is a Certified Hospitality Accountant Executive licensed by the Hospitality Financial and Technology Professionals since July 2018. Mr. Johnson is also a member of the Hospitality Financial and Technology Professionals since July 2018 and has also been a member of the Institute of Management Accountants since August 2013 and a member of the American Institute of Certified Public Accountants since October 2005.

Junying Sun, has been serving as our independent Director and the chairperson of the compensation committee since December 2020. Ms. Sun has been serving as an associate professor of faculty of economics of Shenzhen University since December 1993. Ms. Sun has been serving as an independent director of Global Top E-Commerce Co., Ltd. (SZ: 002640.SZ) since December 2018 and an independent director of Shenzhen Wongtee International Enterprise Co., Ltd. (SZ: 200056.SZ) since October 2019. From May 2013 to May 2019, Ms. Sun served as an independent director of Shenzhen CAU Technology Co., Ltd (SZ: 000004.SZ). From June 2011 to June 2014, Ms. Sun served as an independent director of Shenzhen Kingsino Technology Co., Ltd (SZ: 002548.SZ). From August 1988 to November 1993, Ms. Sun served as a teacher of Hubei Economic Management Cadre College. From August 1983 to July 1988, Ms. Sun served as a teacher of Polytechnic School of Wuhan Finance and Economics. Ms. Sun received a bachelor’s degree from Hubei University of Finance and Economics in July 1983 and a master’s degree from Zhongnan University of Economics and Law in December 2001. She is a licensed non-practicing CPA in China since July 2000 and was subsequently changed to a practicing CPA since July 2005.

Guanneng Lai, has been serving as our independent Director and the chairman of the nominating and corporate governance committee since December 2020. Mr. Lai has been serving a partner since December 2015 of Beijing Longan Law Firm (Shenzhen branch). In addition, Mr. Lai has been studying at Cheung Kong Graduate School of Business and pursuing a MBA degree since October 2019. From July 2011 to December 2015, Mr. Lai served as a paralegal and an associate of Beijing Longan Law Firm (Shenzhen branch). From March 2011 to June 2011, Mr. Lai served as a paralegal at Beijing Dongyuan Law Firm. From July 2010 to February 2011, Mr. Lai served as a paralegal at Beijing Yingke Law Firm. Mr. Lai received his bachelor’s degrees from China University of Political Science and Law in July 2010. He received the qualification certificate of Independent Director of Listed Company issued by Shenzhen Stock Exchange in January 2018. He also received the Arbitrator’s certificate issued by International Arbitration Court of Ganjiang New Area in May 2019. He is also a member of the Securities, Fund and Futures Legal Affairs Professional Committee of Shenzhen Lawyers Association since June 2017 and a member of the Law Committee of Shenzhen Corporate Governance Research Association since June 2017.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the years ended September 30, 2019 and 2020, we paid an aggregate of RMB74,860 (approximately $10,897) and RMB170,500 (approximately $24,338), respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three year. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under PRC Labor Law and under other applicable laws and regulations.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

6.C. Board Practices

Our board of directors consists of 5 directors as of the date of this annual report. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors as of the date of this annual report. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun and is chaired by Mr. Robert Johnson. We have determined that each of these three director satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee.    Our compensation committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun, and is chaired by Ms. Junying Sun. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun, and is chaired by Mr. Guanneng Lai. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

Terms of Directors and Officers

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Guanneng Lai, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Junying Sun and Robert Johnson, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jianhui Ye and Di Wu, will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of February 16, 2021, 10,838,500 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 10,838,500 ordinary shares outstanding as of February 16, 2021.

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 16, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(3)	3,034,200	27.99%
Jingyan Wu	—	—
Shuang Wu(6) (7) (9)	1,462,032	13.49%
Di Wu(4)	1,063,452	9.81%
Robert Johnson	—	—
Junying Sun	—	—
Guanneng Lai	—	—
All directors and executive officers as a group (7 persons)	5,559,684	51.30%

5% shareholders:
WXYZ Group Ltd.(2)	3,034,200	27.99%
JKC Investment Holding Co., Ltd.(4)	1,063,452	9.81%
Wealthford Capital Limited(5)	822,276	7.59%
Xingcaitong Growth 2 Investment Management Co., Ltd.(6)	663,936	6.13%
Xingcaitong Growth 1 Investment Management Co., Ltd.(7)	459,732	4.24%
Ting Yao	448,656	4.14%
Deepsea Technologies Co., Ltd.(8)	401,076	3.70%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.
(2)	3,034,200 ordinary shares directly held by WXYZ Group Ltd. of which our Chief Executive Officer is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.
(3)	Jianhui Ye, our Chief Executive Officer, is the sole shareholder of WXYZ Group Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.
(4)	Di Wu is the sole shareholder of JKC Investment Holding Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.
(5)	Huajian Xu is the sole director of Wealthford Capital Limited and holds the voting and dispositive power over the ordinary shares held by such entity.

(6)	Shuang Wu, our Chief Operating Officer, is the sole director of Xingcaitong Growth 2 Investment Management Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.
(7)	Shuang Wu, our Chief Operating Officer, is the sole director of Xingcaitong Growth 1 Investment Management Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.
(8)	Xiaohai Lu is the sole director of Deepsea Technologies Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.
(9)	Includes 338,364 ordinary shares directly held by Peiyao Jin, Shuang Wu’s spouse.

None of our major shareholders have differing voting rights, and as of the date of this report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

During the fiscal year ended September 30, 2018, 2019 and 2020, and to the date of this annual report, we had the following material related party transactions:

		For the years ended September 30,
Related Parties	Nature	2018	2019	2020
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Purchase of e-bicycles from a related party	$-	$-	$(4,538,100)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Interest-free loan to a related party	-	-	856,458
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Collection of loan to a related party	-	-	(856,458)
Jiangsu Xinzhongtian Suye Co., Ltd	Purchase of e-bicycles, gears and parts from a related party	-	-	(851,606)
Jiangsu Xinzhongtian Suye Co., Ltd	Rental fee and utility fee	-	-	(63,378)
Jiangsu Xinzhongtian Suye Co., Ltd	Interest-free loan to a related party	-	-	185,566
Jiangsu Xinzhongtian Suye Co., Ltd	Collection of loan to a related party	-	-	(186,993)
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of lithium batteries for battery rental services	(1,785,821)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Payment on behalf of Yimao to its supplier	114,718	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of battery cells for battery cell trading business	-	(5,334,619)	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of raw materials and finished goods	-	(2,428,036)	-
Henglong Chen	Interest-free loan to a shareholder*	1,292,731	1,857,441	377,634
Henglong Chen	Collection of loan from a shareholder *	(400,619)	(683,880)	(391,116)
Henglong Chen	Transfer of third-party loans to a related party*	542,491	59,682	-
Huiyan Xie	Interest-free loan to a related party	-	101,896	-
Huiyan Xie	Collection of loan from a related party	-	(101,896)	-
Shenzhen Star Asset Management Co., Ltd.	Rental expenses of e-bicycles	(171,714)	(176,862)	-
Shenzhen Star Asset Management Co., Ltd.	Disposal of e-bicycles on behalf of a related party	-	(291,131)	-
Shenzhen Star Asset Management Co., Ltd.	Purchase of e-bicycles from a related party	-	(873,394)	-
Jianhui Ye	Interest-free loan from a related party	-	(4,374,249)	-
Jianhui Ye	Repayment of interest-free loan to a related party	-	-	4,289,426
Beijing Weiqi Technology Co., Ltd	Sales of e-bicycles to a related party	-	-	107,314

*	As of the date of this annual report, the loans to Henglong Chen, the former chairman, has not been fully collected.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct our business in the PRC primarily though Jiangsu Baozhe and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, and Tianjin Dilang, since we obtained control over Jiangsu Baozhe in November 2019. For a description of these contractual arrangements, see Item 4.A - “History and Development of the Company.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-2.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $9.98 on February 12, 2021.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a British Virgin Islands company limited by shares and our affairs are governed by our memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

As provided in our amended and restated memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We have adopted amended and restated memorandum and articles of association authorize the issuance of up to 100,000,000 ordinary shares of par value US$0.001 each and up to 10,000 preferred shares of no par value (the “Preferred Shares”).

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

Our ordinary shares have listed on Nasdaq under the symbol “EZGO”.

Ordinary Shares

General.    The maximum number of shares we are authorized to issue is 100,000,000 ordinary shares, with a par value of $0.001 each and 10,000 Preferred Shares of no par value. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

Our amended and restated memorandum and articles of association do not provide for pre-emptive rights.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of the holders of at least one-half of all voting power of our shares in issue at the date of the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30% of the aggregate voting power of our Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings.

Transfer of Ordinary Shares.    Under the BVI Act the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s amended and restated memorandum and articles of association.

Liquidation.    On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.    The BVI Act and our amended and restated memorandum and articles of association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares.    Other than with respect to the issuance of the Preferred Shares in accordance with our amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Issuance of Additional Shares.    Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the British Virgin Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    Under the BVI Act two or more companies, each a “constituent company”, may merge or consolidate. A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

(a)	his name and address;
(b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and
(c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

(a)	the Company and the dissenter shall each designate an appraiser;
(b)	the two designated appraisers together shall designate an appraiser;
(c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and
(d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Squeeze-out Provisions.

Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Shareholders’ Suits.

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the memorandum and articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

The traditional English basis for members’ remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;
(b)	a consolidation;
(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 per cent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the BVI Act; and
(e)	an arrangement, if permitted by the BVI High Court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum and articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability.    BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Although British Virgin Islands law may permit shareholder actions by written consent, our amended and restated memorandum and articles of association provide that shareholders may not approve corporate matters by way of a written resolution.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

British Virgin Islands law and our amended and restated memorandum and articles of association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a shareholder’s meeting. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed with or without cause, by a resolution of our shareholders, or with cause by a resolution of the directors.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “-- Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or an insolvent liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Voluntary Liquidation

If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the amended and restated memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

We expect that in the event of a voluntary liquidation of the Company, after payment of the liquidation costs and any sums then due to creditors, the liquidator would distribute our remaining assets on a pari passu basis.

Liquidation under the Insolvency Act

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if (a) it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, execution or other process issued on a judgement, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (a) the company (b) a creditor (c) a member (d), the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

The court may appoint a liquidator if:

(a)	the company is insolvent;
(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or
(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

Order of Preferential Payments upon Liquidation

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) — preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors — the claims of non-secured creditors of the Company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the Company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described above. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of charges in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

Voidable Transactions

In the event of the insolvency of a company, there are four types of voidable transaction provided for in the Insolvency Act:

(a)	Unfair Preferences: Under section 245 of the Insolvency Act a transaction entered into by a company, if it is entered into within the hardening period at a time when the company is insolvent, or it causes the company to become insolvent (an “insolvency transaction”), and which has the effect of putting the creditor into a position which, in the event of the company going into insolvent liquidation, will be better than the position it would have been in if the transaction had not been entered into, will be deemed an unfair preference. A transaction is not an unfair preference if the transaction took place in the ordinary course of business. It should be noted that this provision applies regardless of whether the payment or transfer is made for value or at an undervalue.
(b)	Undervalue Transactions: Under section 246 of the Insolvency Act the making of a gift or the entering into of a transaction on terms that the company is to receive no consideration, or where the value of the consideration for the transaction, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company will (if it is an insolvency transaction entered into within the hardening period) be deemed an undervalue transaction. A company does not enter into a transaction at an undervalue if it is entered into in good faith and for the purposes of its business and, at the time the transaction was entered into, there were reasonable grounds for believing the transaction would benefit the company.
(c)	Voidable Floating Charges: Under section 247 of the Insolvency Act a floating charge created by a company is voidable if it is an insolvency transaction created within the hardening period. A floating charge is not voidable to the extent that it secures: (i) money advanced or paid to the company, or at its direction, at the same time as, or after, the creation of the charge; (ii) the amount of any liability of the company discharged or reduced at the same time as, or after, the creation of the charge; (iii) the value of assets sold or supplied, or services supplied, to the company at the same time as, or after, the creation of the charge; and (iv) the interest, if any, payable on the amount referred to in (i) to (iii) pursuant to any agreement under which the money was advanced or paid, the liability was discharged or reduced, the assets were sold or supplied or the services were supplied.
(d)	Extortionate Credit Transactions: Under section 248 of the Insolvency Act an insolvency transaction entered into by a company for, or involving the provision of, credit to the company, may be regarded as an extortionate credit transaction if, having regard to the risk accepted by the person providing the credit, the terms of the transaction are or were such to require grossly exorbitant payments to be made in respect of the provision of the credit, or the transaction otherwise grossly contravenes ordinary principles of fair trading and such transaction takes place within the hardening period.

The “hardening period” (known in the Insolvency Act as the “vulnerability period”) in respect of each voidable transaction provision set out above is as follows:

(a)	for the purposes of sections 245, 246 and 247 of the Insolvency Act the period differs depending on whether the person(s) that the transaction is entered into with, or the preference is given to, are “connected persons” of the company within the meaning of the Insolvency Act:
(i)	in the case of “connected persons” the “hardening period” is the period beginning two years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and
(ii)	in the case of any other person, the “hardening period” is the period beginning six months prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and
(b)	for the purposes of section 248 of the Insolvency Act the “hardening period” is the period beginning five years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company regardless of whether the person(s) that the transaction is entered into with is a connected person.

The onset of insolvency for these purposes is the date on which an application for the appointment of a liquidator was filed (if the liquidator was appointed by the court) or the date of the appointment of the liquidator (where the liquidator was appointed by the members).

A conveyance made by a person with intent to defraud creditors is voidable at the instance of the person thereby prejudiced. There is no requirement that the relevant transaction was entered into at a time when one party was insolvent or became insolvent as a result of the transaction, and there is no requirement that the transferring party subsequently went into liquidation. However, no conveyance entered into for valuable consideration and in good faith to a person who did not have notice of the intention to defraud may be impugned.

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our amended and restated memorandum and articles of association may be amended with a resolution of our shareholders or, by resolutions of directors, except that the directors of the company shall not have the power to amend our amended and restated memorandum (a) to restrict the rights or powers of the members to amend the memorandum or articles; (b) to change the percentage of members required to pass a resolution to amend the memorandum or articles; or (c) in circumstances where the memorandum or articles cannot be amended by the members.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

None.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following discussion of material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors-Risks Related do Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Our PRC subsidiary is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on PRC tax laws and PRC accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. However, none of our PRC subsidiaries have been recognized as High and New Technology enterprises. Therefore, none of our PRC subsidiaries are eligible to enjoy a preferential tax rate of 15%.

In accordance with the relevant laws and regulations promulgated by the SAT effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

We are subject to VAT at a rate of 13% for products sold except that Yizhiying IoT is subject to VAT at a rate of 3% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a British Virgin Islands holding company, we may receive dividends from our PRC subsidiary through our intermediary holding company in Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and relevant implanting notice, if our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.ezgotech.com.cn. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.5516 in the year ended September 30, 2018, US$1.00 for RMB6.8698 in the year ended September 30, 2019 to US$1.00 for RMB7.0056 in the year ended September 30, 2020. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2019, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended September 30, 2020 would increase by approximately $0.33 million, $0.30 million and $0.04 million, respectively.

Currently, our assets, liabilities, revenues and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future.

Credit Risk

As of September 30, 2018, 2019 and 2020, we had cash of $5,570, $3,633,645 and $322,598, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-249687), or the Form F-1, in relation to our initial public offering of 2,800,000 ordinary shares at an initial offering price of US$4.00 per share. The Form F-1 was declared effective by the SEC on December 31, 2020. Our initial public offering closed on January 28, 2021. Our underwriter was ViewTrade Securities, Inc.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$1.07 million, including underwriting discounts and commissions of approximately US$0.90 million and other expenses of approximately US$0.17 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$9.23 million from our initial public offering (before the exercise of the over-allotment option).

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

(b)	Internal Control Over Financial Reporting

In connection with the preparation of our financial statements for the years ended September 30, 2019 and 2020, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting.

As of September 30, 2020, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) hiring a Chief Financial Officer on September 1, 2020 with adequate experience of U.S. GAAP and SEC reporting and compliance requirements, and (b) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

See “Item 3. Key Information—D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

(c)	Management’s Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(e)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun. Our board of directors has determined that Robert Johnson, Guanneng Lai and Junying Sun are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Robert Johnson meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.ezgotech.com.cn within four business days following the amendment or waiver. During fiscal year 2020, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at www.ezgotech.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended September 30, 2019	Year Ended September 30, 2020
Audit fees*	$350,000	$200,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-35.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)

2.1	Description of Securities*

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou Jiekai New Energy Technology Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu Baozhe Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Underwriting Agreement, dated January 25, 2021, by and between the Company and Viewtrade Securities, Inc.(2)

4.12	Representative’s Warrants(2)

8.1	List of Subsidiaries of the Registrant(1)

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.1NS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed as an exhibit hereto.
(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1, filed on December 15, 2020.
(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
Name: Jianhui Ye
Title: Chief Executive Officer

Date: February 16, 2021

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2019 AND 2020

EZGO TECHNOLOGIES LTD.

Beijing Office Kerry Center South Tower 1 Guang hua Rd., #2419-2422, Chaoyang Dist., Beijing 100020 T 8610.8518.7992

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EZGO Technologies Ltd. (the “Company”) as of September 30, 2019 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019.

Beijing, China

February 16, 2021

www.marcumbp.com

EZGO TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$3,633,645	$322,598
Restricted cash	-	17,932
Short-term investments	-	2,209,261
Accounts receivable, net	115,400	6,616,815
Notes receivable	-	1,664,310
Inventories	2,810,518	867,752
Advances to suppliers, net	6,862,696	2,701,460
Amount due from related parties, current	1,753,090	577,035
Prepaid expenses and other current assets, net	1,406,417	1,237,249
Current assets of discontinued operation	112,921	102,449
Total current assets	16,694,687	16,316,861
Property and equipment, net	2,163,857	3,109,045
Amount due from related parties, noncurrent	282,769	294,568
Deferred tax assets, net	30,637	97,324
Total assets	$19,171,950	$19,817,798

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$20,486	$299,315
Accounts payable	39,765	303,305
Accrued expenses and other payables	1,117,166	3,756,657
Advances from customers	111,606	155,378
Income tax payable	559,188	748,003
Amount due to related parties	4,349,913	754,283
Current liabilities of discontinued operation	636,003	655,712
Total current liabilities	6,834,127	6,672,653
Long-term borrowings	6,838	-
Total liabilities	6,840,965	6,672,653

Commitments and contingencies	-	-

Equity
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2019 and 2020; 7,800,000 shares issued and outstanding as of September 30, 2019 and 2020, respectively) *	7,800	7,800
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(4,835,920)	(4,737,521)
Additional paid-in capital	12,078,058	12,078,058
Statutory reserve	187,973	212,842
Retained earnings	1,453,325	1,575,630
Accumulated other comprehensive loss	(656,657)	(259,547)
Total EZGO Technologies Ltd.’s shareholders’ equity	8,226,779	8,869,462
Non-controlling interests	4,104,206	4,275,683
Total Equity	12,330,985	13,145,145

Total liabilities and Equity	$19,171,950	$19,817,798

*	The shares and per share information are presented on a retroactive basis to reflect the corporate reorganization completed on November 8, 2019 and share reorganization by way of a sub-division and surrender of shares on September 8, 2020 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. dollars except for number of shares)

	For the years ended September 30,
	2018	2019	2020

Net revenues	$3,191,560	$5,194,259	$16,838,508
Cost of revenues	(1,667,824)	(2,014,308)	(15,052,826)
Gross profit	1,523,736	3,179,951	1,785,682

Selling and marketing expenses	(5,221)	(119,210)	(490,985)
General and administrative expenses	(458,613)	(812,863)	(1,418,674)
Total operating expenses	(463,834)	(932,073)	(1,909,659)

Income (loss) from operations	1,059,902	2,247,878	(123,977)

Interest income (expense), net	311	(18,865)	(20,906)
Other income, net	63,464	424,484	518,953
Total other income, net	63,775	405,619	498,047

Income from continuing operations before income tax expense	1,123,677	2,653,497	374,070
Income tax expense	(286,905)	(723,384)	(97,148)
Net income from continuing operations	836,772	1,930,113	276,922
(Loss) Income from discontinued operation, net of tax	(203,023)	261,324	-
Net income	633,749	2,191,437	276,922

Net income from continuing operations	836,772	1,930,113	276,922
Less: Net income attributable to non-controlling interests from continuing operations	160,037	403,334	129,748
Net income attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	676,735	1,526,779	147,174

(Loss) Income from discontinued operation, net of tax	(203,023)	261,324	-
Less: Net (loss) income attributable to non-controlling interests from discontinued operation	(38,829)	49,980	-
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(164,194)	211,344	-
Net income attributable to EZGO Technologies Ltd.’s shareholders	$512,541	$1,738,123	$147,174

Net income from continuing operations per ordinary share:
Basic and diluted *	$0.09	$0.20	$0.02
Net (loss) income from discontinued operation per ordinary share:
Basic and diluted *	$(0.02)	$0.03	$-
Net income per ordinary share:
Basic and diluted *	$0.07	$0.23	$0.02
Weighted average shares outstanding
Basic and diluted *	7,800,000	7,800,000	7,800,000

*	The shares and per share information are presented on a retroactive basis to reflect the corporate reorganization completed on November 8, 2019 and share reorganization by way of a sub-division and surrender of shares on September 8, 2020 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the years ended September 30,
	2018	2019	2020

Income from continuing operations before non-controlling interests	$836,772	$1,930,113	$276,922
(Loss) income from discontinued operation, net of tax	(203,023)	261,324	-
Net income	633,749	2,191,437	276,922

Other comprehensive income (loss)
Foreign currency translation adjustment	(231,353)	(236,566)	438,839
Comprehensive income	402,396	1,954,871	715,761
Less: Comprehensive income attributable to non-controlling interests	76,960	409,298	171,477
Comprehensive income attributable to EZGO Technologies Ltd.’s shareholders	$325,436	$1,545,573	$544,284

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary shares		Subscription	Receivables from a	Additional paid-in	Statutory	(Accumulated deficit) retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares*	Amount	receivable	shareholder	capital	reserve	earnings	loss	equity	interests	Equity

Balance as of October 1, 2017	7,800,000	$7,800	$(7,800)	$(2,168,074)	$7,816,422	$-	$(609,366)	$(277,002)	$4,761,980	$2,889,207	$7,651,187
Net income	-	-	-	-	-	-	512,541	-	512,541	121,208	633,749
Receivable from a shareholder	-	-	-	(1,434,603)	-	-	-	-	(1,434,603)	-	(1,434,603)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(187,105)	(187,105)	(44,248)	(231,353)

Balance as of September 30, 2018	7,800,000	$7,800	$(7,800)	$(3,602,677)	$7,816,422	$-	$(96,825)	$(464,107)	$3,652,813	$2,966,167	$6,618,980
Capital contribution	-	-	-	-	4,261,636	-	-	-	4,261,636	-	4,261,636
Non-controlling interest contribution	-	-	-	-	-	-	-	-	-	728,741	728,741
Appropriation of statutory reserve	-	-	-	-	-	187,973	(187,973)	-	-	-	-
Net income	-	-	-	-	-	-	1,738,123	-	1,738,123	453,314	2,191,437
Receivable from a shareholder	-	-	-	(1,233,243)	-	-	-	-	(1,233,243)	-	(1,233,243)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(192,550)	(192,550)	(44,016)	(236,566)

Balance as of September 30, 2019	7,800,000	$7,800	$(7,800)	$(4,835,920)	$12,078,058	$187,973	$1,453,325	$(656,657)	$8,226,779	$4,104,206	$12,330,985
Appropriation of statutory reserve	-	-	-	-	-	24,869	(24,869)	-	-	-	-
Net income	-	-	-	-	-	-	147,174	-	147,174	129,748	276,922
Receivable from a shareholder	-	-	-	98,399	-	-	-	-	98,399	-	98,399
Foreign currency translation adjustment	-	-	-		-	-	-	397,110	397,110	41,729	438,839
Balance as of September 30, 2020	7,800,000	$7,800	$(7,800)	$(4,737,521)	$12,078,058	$212,842	$1,575,630	$(259,547)	$8,869,462	$4,275,683	$13,145,145

*	The shares and per share information are presented on a retroactive basis to reflect the corporate reorganization completed on November 8, 2019 and share reorganization by way of a sub-division and surrender of shares on September 8, 2020 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the years ended September 30,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$836,772	$1,930,113	$276,922
Net (loss) income from discontinued operation	(203,023)	261,324	-

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	-	83,370	35,323
Depreciation and amortization	599,045	944,036	1,018,856
Gain from disposal of property and equipment	-	(143,857)	(542,320)
Deferred tax expenses (benefit)	286,905	147,660	(63,392)
Changes in assets and liabilities
Accounts receivable	(2,791,065)	4,025,371	(6,317,084)
Notes receivable	-	-	(1,612,995)
Inventories	23,542	(450,926)	1,568,669
Advances to suppliers	(44,292)	(7,106,766)	4,310,456
Prepaid expenses and other current assets	(2,478,963)	2,279,571	537,771
Amount due from related parties	(3,983)	(4,971,495)	1,839,439
Accounts payable	442,799	(389,258)	253,806
Advances from customers	(11,118)	88,295	37,909
Accrued expenses and other payables	3,755,909	(2,538,046)	2,512,933
Income tax payable	-	575,724	160,380
Net cash provided by (used in) operating activities, continuing operations	615,551	(5,526,208)	4,016,673
Net cash provided by operating activities, discontinued operation	336,902	2,824,041	8,096
Total cash provided by (used in) operating activities	952,453	(2,702,167)	4,024,769

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(42,076)	(3,146,269)	(2,344,667)
Purchase of short-term investments	-	-	(2,141,144)
Proceed from disposal of property and equipment	-	206,355	1,135,964
Interest-free loan to related parties	-	(101,896)	(1,042,024)
Collection of loan to related parties	-	101,896	1,042,024
Net cash used in investing activities, continuing operations	(42,076)	(2,939,914)	(3,349,847)
Net cash (used in) provided by investing activities, discontinued operation	(10,758)	1,017,588	-
Total cash used in investing activities	(52,834)	(1,922,326)	(3,349,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	41,002	294,568
Repayments of short-term borrowings	-	(14,082)	(22,985)
Proceeds from interest-free loan from a related party	-	4,374,249	-
Repayment of interest-free loan to a related party	-	-	(4,289,426)
Interest-free loan to a shareholder	(1,292,731)	(1,857,441)	(377,634)
Collection of loan from a shareholder	400,619	683,880	391,116
Capital contribution	-	4,261,636	-
Contribution from non-controlling interests	-	728,741	-
Net cash (used in) provided by financing activities, continuing operations	(892,112)	8,217,985	(4,004,361)
Total cash (used in) provided by financing activities	(892,112)	8,217,985	(4,004,361)

Effect of exchange rate changes	(1,096)	12,778	36,324

Net increase (decrease) in cash, cash equivalents and restricted cash	6,411	3,606,270	(3,293,115)
Cash, cash equivalents and restricted cash, at beginning of year	20,964	27,375	3,633,645
Cash, cash equivalents and restricted cash, at end of year	$27,375	$3,633,645	$340,530

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$5,570	$3,633,645	$322,598
Restricted cash	21,805	-	17,932
Total cash, cash equivalents, and restricted cash	$27,375	$3,633,645	$340,530

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$-	$159
Interests paid	$-	$19,180	$4,702

NON-CASH ACTIVITIES:
Settlement of prepayments to a related party with inventories	$-	$2,428,036	$-
Purchase of property and equipment by amount due to related parties	$1,785,821	$-	$-
Settlement of other receivables with receivable from a shareholder	$542,491	$59,682	$-

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), formerly known as EZGO IOT Tech & Services Co., Ltd., is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, as well as electric bicycles (“e-bicycle”) and battery cell trading, and provides battery and e-bicycle rental services in PRC.

The consolidated financial statements reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Hong Kong JKC Group Co., Ltd (JKC HK)	February 13, 2019	HK	100%	Investment holding company
Changzhou Jiekai New Energy Technology Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE” or “Changzhou Jiekai”)	June 12, 2019	PRC	100%	WFOE, a holding company

VIE and subsidiaries of VIE
Jiangsu Baozhe Electric Technologies Co., Ltd. (“Jiangsu Baozhe”)	July 30, 2019	PRC	VIE	Holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles

Reorganization

EZGO and its wholly-owned subsidiary JKC HK were established as the holding companies of Changzhou Jiekai. The ultimate individual shareholders of and the ownership percentage in EZGO are the same with Jiangsu Baozhe on November 8, 2019. On November 8, 2019, Changzhou Jiekai entered into a series of contractual arrangements with Jiangsu Baozhe and its equity holders, which allow EZGO to exercise effective control over Jiangsu Baozhe and receive substantially all the economic benefits of Jiangsu Baozhe. These contractual agreements include Proxy Agreement, Exclusive Call Option Agreement, Exclusive Management Consulting and Technical Service Agreement, Equity Pledge Agreement, Loan Agreement and Spousal Consent Letter (collectively “VIE Agreements”).

As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Jiangsu Baozhe and its subsidiaries, assumes all of risk of losses of Jiangsu Baozhe and its subsidiaries and has the exclusive right to exercise all voting rights of Jiangsu Baozhe’s equity holders. Therefore, the Company is considered the primary beneficiary of Jiangsu Baozhe and its subsidiaries and has consolidated the assets, liabilities, results of operations, and cash flows of Jiangsu Baozhe and its subsidiaries.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

EZGO and Jiangsu Baozhe are under common ownership before and after the reorganization, thus the consolidation of Jiangsu Baozhe and its subsidiaries is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Changzhou Jiekai is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO primarily conducts its business in China through Jiangsu Baozhe and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and that enables it to receive substantially all the economic benefits from their operations.

Each of the VIE Agreements is described in detail below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and each of equity holders of Jiangsu Baozhe, each of the equity holders irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu Baozhe, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu Baozhe and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, each of the equity holders of Jiangsu Baozhe has irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu Baozhe from its equity holders. The equity holders of Jiangsu Baozhe agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu Baozhe or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu Baozhe regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu Baozhe, Jiangsu Baozhe agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu Baozhe’s business scope and decided by WFOE from time to time as necessary. Jiangsu Baozhe shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu Baozhe’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu Baozhe may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu Baozhe at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, the equity holders of Jiangsu Baozhe have pledged the 100% equity interests in Jiangsu Baozhe to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and Exclusive Management Consulting and Technical Service Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu Baozhe and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration for Market Regulation (“SAMR”) in accordance with the PRC Property Rights Law.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu Baozhe with loans of different amounts at an annual interest rate of 24% according to Jiangsu Baozhe’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu Baozhe shall not repay in advance without the written consent of WFOE while in case of certain circumstances, Jiangsu Baozhe must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu Baozhe have each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu Baozhe held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Risks in relation to the VIE structure

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.

EZGO believes that the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in PRC.

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, result of operations and cash flows of the EZGO’s VIE and subsidiaries of VIE.

As of September 30, 2019 and 2020, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net assets of the VIE was $12,330,985 and $13,145,145 as of September 30, 2019 and 2020, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business. EZGO has not provided any financial support to VIE for the years ended September 30, 2018, 2019 and 2020.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2019 and 2020. The results of operations of discontinued operation for the years ended September 30, 2018, 2019 and 2020 have been reflected separately in the Consolidated Statements of Income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2018, 2019, and 2020 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(d)	Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company's financial instruments include cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, amount due to related parties, short-term borrowings, and accounts payable and advances from customers.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)	Restricted Cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

As of September 30, 2019 and 2020, the Company had restricted bank deposits of $nil and $17,932, respectively. The balance as of September 30, 2020 represented the restricted bank deposits in the bank account, which cannot be withdrawn or used without the bank’s approval.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g)	Short-term investments

Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at fair value and interest income is recognized in earnings. The unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized.

The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Income. For the years ended September 30, 2018, 2019 and 2020, the Company did not record any OTTI.

(h)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the years ended September 30, 2018, 2019 and 2020, the Company recorded allowances for doubtful accounts of $nil, $nil and $20,790, respectively, against its accounts receivable.

(i)	Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended September 30, 2018, 2019 and 2020.

(j)	Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2018, 2019 and 2020, the Company provided allowance for doubtful accounts of $nil, $83,370 and $nil, respectively, against advance to suppliers.

(k)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Equipment for rental business	2.5-5 Years
Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)	Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2018, 2019 and 2020.

(m)	Value Added Tax

EZGO’s China subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income.

(n)	Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading. The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 12 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from battery cell trading

Revenue from battery cell trading is recognized on a net basis as the Company arranges the provision of products through third parties and does not control the specified products provided by the third parties before that products are transferred to the customers, and therefore, the Company acts as an agent. The revenue is recognized at a point in time when the Company satisfies performance obligations by arranging the transfer of a promised product to a customer and measured at fixed consideration which is determined as the difference between the sales price that the Company expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers.

Revenue from rentals of lithium batteries and e-bicycles

The Company provides lithium batteries and e-bicycles rental services via sublease agents and its own application named Yidianxing. The Company, as the lessor, recognizes revenue under ASC Topic 840.

For providing lithium batteries and e-bicycles rental services via sublease agents, the Company satisfies performance obligations over the rental period, which is usually one month, and recognizes revenue monthly.

For providing lithium batteries rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for a pre-determined maximum number of uses of the lithium battery during certain rental period, usually less than a month. The rental service revenue is recognized for each use of lithium battery when the battery is returned to the Company. The unused package fees paid are recognized as revenue at the expiry of the rental period.

For providing e-bicycles rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for unlimited number of uses of the e-bicycles during certain rental period, usually less than three months. The rental service revenue is recognized on a straight-line basis over the rental period.

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries and e-bicycles rental service. As of September 30, 2019 and 2020, the Company recognized advances from customers amounted to $111,606 and $155,378, respectively.

The revenue from sales of self-manufactured battery cells are revenue from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for the years ended September 30, 2018, 2019 and 2020 (see Note 12 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the years ended September 30, 2018, 2019 and 2020, respectively:

	For the years ended September 30,
	2018	2019	2020
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$550,381	$171,464	$14,313,446
Battery cell trading	-	1,186,185	-
Others	-	13,552	929,836
Revenue accounted for under ASC Topic 606	550,381	1,371,201	15,243,282
Rental of lithium battery and e-bicycles	2,641,179	3,823,058	1,595,226
Revenue accounted for under ASC Topic 840	2,641,179	3,823,058	1,595,226
Net revenues	$3,191,560	$5,194,259	$16,838,508

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2019 and 2020.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(o)	Cost of Revenue

Cost of revenue consists primarily of cost of products, labor cost, rental fees of e-bicycles, depreciation, maintenance, and other overhead expenses.

(p)	Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(q)	Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2019 and 2020 were translated at RMB7.0729 to $1.00 and at RMB6.7896 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Income and Cash Flows for the years ended September 30, 2018, 2019 and 2020 were RMB6.5516 to $1.00, RMB6.8698 to $1.00 and RMB7.0056 to $1.00, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r)	Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Income.

(s)	Segment Reporting

The Company has organized its operations into three operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) rental segment and (3) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(t)	Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(u)	Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(v)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(w)	Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from October 1, 2022 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from October 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	ACCOUNTS RECEIVABLE, NET

As of September 30, 2019 and 2020, accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2019	2020
Accounts receivable	$115,400	$6,638,266
Less: allowance for doubtful accounts	-	(21,451)
Accounts receivable, net	$115,400	$6,616,815

4.	SHORT-TERM INVESTMENTS

As of September 30, 2019 and 2020, short-term investments consisted of the following:

	As of September 30,
	2019	2020
Wealth management product(1)	$-	$1,472,841
Convertible debt instrument(2)	-	736,420
Short-term investments	$-	$2,209,261

(1)	Wealth management product is deposits in a financial institution with variable interest rate and not-guaranteed principal. The wealth management product was bought on September 24, 2020, and carried at fair value. It had duration of 1.5 years, during which the Company could redeem the wealth management product at its discretion. For the year ended September 30, 2020, there was no interest income or loss recognized in earnings and no unrealized gain or loss from the changes in fair values recognized in accumulated other comprehensive income.

(2)	Convertible debt instrument was issued by a private company and redeemable at the Company’s option. The convertible debt instrument is due on June 12, 2021, has annual interest rate of 6% and carried at fair value. For the year ended September 30, 2020, there was no interest income or loss recognized in earnings and no unrealized gain or loss from the changes in fair values recognized in accumulated other comprehensive income.

5.	INVENTORIES

As of September 30, 2019 and 2020, inventories consisted of the following:

	As of September 30,
	2019	2020
Finished goods(1)	$394,200	$610,751
Raw materials(2)	2,415,320	237,453
Others	998	19,548
Inventories	$2,810,518	$867,752

(1)	Finished goods includes battery packs and e-bicycles.

(2)	Raw materials mainly include battery cells purchased by the Company for battery packs assembling and e-bicycles production.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2019 and 2020, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2019	2020
Prepayment for purchase of battery packs	$-	$1,585,682
Prepayment for purchase of e-bicycles materials	3,322,652	956,192
Prepayment for purchase of battery cells for trading business	3,081,910	84,354
Prepayment for service fees related to e-bicycles manufacturing licenses	529,309	120,936
Others	9,800	38,650
Less: allowance for doubtful accounts	(80,975)	(84,354)
Advances to suppliers, net	$6,862,696	$2,701,460

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of September 30, 2019 and 2020, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2019	2020
Prepaid IPO related expense(1)	$-	$759,365
Receivable from disposal of property and equipment	-	342,023
Prepaid rental fee	65,439	67,937
Receivable from disposal of a production line(2)	1,056,400	14,394
Loans to third parties	198,333	-
Others	86,245	67,924
Less: allowance for doubtful accounts	-	(14,394)
Prepaid expenses and other current assets	$1,406,417	$1,237,249

(1)	The balance represented prepaid professional fee for initial public offering (“IPO”), which will be deducted from the proceeds of IPO upon the completion of IPO, which was completed on January 28, 2021 (see Note 19).

(2)	The balance represented the receivable from the disposal of the production line of battery cells, which mainly consisted of the consideration receivable of $738,284 and the technical consulting fee receivable of $318,116. The Company collected $1,042,006 for the year ended September 30, 2020 and the remaining $14,394 was considered as allowance for doubtful accounts as of September 30, 2020. The Company recorded allowance for doubtful accounts of $nil, $nil and $14,533 for the years ended September 30, 2018, 2019 and 2020, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8.	PROPERTY AND EQUIPMENT, NET

As of September 30, 2019 and 2020, property and equipment, net consisted of the following:

	As of September 30,
	2019	2020
Equipment for rental business	$3,171,240	$2,173,282
Production line for e-bicycles	203,646	1,118,521
Furniture, fixtures and office equipment	22,885	44,869
Vehicles	27,955	29,121
	3,425,726	3,365,793
Less: accumulated depreciation	(1,261,869)	(256,748)
Property and equipment, net	$2,163,857	$3,109,045

For the years ended September 30, 2018, 2019 and 2020, depreciation expense amounted to $599,045, $944,036 and $1,018,856, respectively. For the years ended September 30, 2018, 2019 and 2020, the Company disposed its property and equipment, with proceeds of $nil, $206,355 and $1,135,964 and recognized gain from disposal of property and equipment of $nil, $143,857 and $542,320 in the consolidated statements of income, respectively.

9.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2019 and 2020, accrued expenses and other payables consisted of the following:

	As of September 30,
	2019	2020
Other taxes payable(1)	$929,417	$3,502,262
Payroll payable	164,091	181,583
Others	23,658	72,812
Accrued expenses and other payables	$1,117,166	$3,756,657

(1)	The balance mainly represented the VAT payable.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10.	SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

As of September 30, 2019 and 2020, the borrowings consisted of the following:

	As of September 30,
	2019	2020
Short-term borrowings	$20,486	$299,315
Long-term borrowings	6,838	-
Total	$27,324	$299,315

On August 11, 2020, Yizhiying entered into a non-revolving loan facility of $294,568 (RMB2,000,000) with Bank of Jiangsu with annual interest rate of 4.35% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer and a significant shareholder of the Company, Jiangsu Baozhe and Hengmao.

On December 24, 2018, the Company entered into a non-revolving loan facility of maximum credit limit of $42,415 (RMB300,000) with WeBank, with daily interest rate of 0.05% (18% per annum), which was guaranteed by Henglong Chen, a significant shareholder of the Company. As of September 30, 2019 and 2020, $27,324 and $4,747 were outstanding, respectively, which were due based on an agreed schedule.

For the years ended September 30, 2018, 2019 and 2020, the Company recorded interest expenses of $nil, $19,180, and $21,686, respectively.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended September 30, 2019 and 2020:

	Name	Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Dilang
(c)	Huajian Xu	A senior manager and significant shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(e)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(j)	Jiangsu Yimao Pure Electric Bus Co., Ltd.	Hengwei Chen, a significant shareholder of the Company until September 2019, serves as director of Jiangsu Yimao Pure Electric Bus Co., Ltd.
(k)	Beijing Weiqi Technology Co., Ltd.	Wholly owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Amount due from related parties

As of September 30, 2019 and 2020, amount due from related parties, consisted of the following:

	As of September 30,
	2019	2020
Jiangsu Xinzhongtian Suye Co., Ltd. (h)(1)	$566,953	$419,758
Jianhui Ye (f) (2)	-	119,035
Huajian Xu (c)(2)	14,138	19,471
Beijing Weiqi Technology Co., Ltd.(k) (3)	-	17,790
Yan Fang(e)(2)	-	981
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(4)	1,128,702	-
Huiyan Xie (b)(2)	32,885	-
Shuang Wu (d)(2)	10,412	-
Amount due from related parties-current	$1,753,090	$577,035

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(5)	$282,769	$294,568
Amount due from related parties-non-current	$282,769	$294,568

(1)	The balance mainly represented the prepayments for purchasing e-bicycle gears and e-bicycles.

(2)	The balances mainly represented the advances made to the managements for the Company’s daily operational purposes.

(3)	The balance represented the receivable generated from the sales of e-bicycles.

(4)	The balance mainly consisted of the prepayments for applying China Compulsory Certification (“3C”) for e-bicycles and the prepayments for applying quality certificate for e-bicycles.

(5)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year after the termination of the contract or after the Company stops selling produced e-bicycles.

Amount due to Related Parties

As of September 30, 2019 and 2020, amount due to related parties consisted of the following:

	As of September 30,
	2019	2020
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g) (1)	$-	$340,340
Huajian Xu(c) (2)	-	287,270
Shuang Wu(d) (2)	-	72,847
Huiyan Xie(b)(2)	-	32,557
Jianhui Ye (f) (3)	4,248,611	20,312
Shenzhen Star Asset Management Co., Ltd. (i) (1)	101,302	957
Amount due to related parties	$4,349,913	$754,283

(1)	The balances represented the payable for purchasing e-bicycles.

(2)	The balances mainly represented the expenses paid on behalf of the Company for IPO or daily operation.

(3)	The balance as of September 30, 2019 represented the loan provided by Jianhui Ye to the Company due to temporary operation fund requirement. This loan was interest free and due on demand. For the year ended September 30, 2020, the Company fully repaid the loan. The balance as of September 30, 2020 represented the expenses paid on behalf of the Company for IPO.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Related party transactions

For the years ended September 30, 2018, 2019 and 2020, the Company had the following material related party transactions:

		For the years ended September 30,
Related Parties	Nature	2018	2019	2020
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Purchase of e-bicycles from a related party	$-	$-	$(4,538,100)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Interest-free loan to a related party	-	-	856,458
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Collection of loan to a related party	-	-	(856,458)
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Purchase of e-bicycles, gears and parts from a related party	-	-	(851,606)
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Rental fee and utility fee	-	-	(63,378)
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Interest-free loan to a related party	-	-	185,566
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Collection of loan to a related party	-	-	(186,993)
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Purchase of lithium batteries for battery rental services	(1,785,821)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Payment on behalf of Yimao to its supplier	114,718	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Purchase of battery cells for battery cell trading business	-	(5,334,619)	-
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Purchase of raw materials and finished goods	-	(2,428,036)	-
Henglong Chen (a)	Interest-free loan to a shareholder*	1,292,731	1,857,441	377,634
Henglong Chen (a)	Collection of loan from a shareholder *	(400,619)	(683,880)	(391,116)
Henglong Chen (a)	Transfer of third-party loans to a related party*	542,491	59,682	-
Huiyan Xie	Interest-free loan to a related party	-	101,896	-
Huiyan Xie	Collection of loan from a related party	-	(101,896)	-
Shenzhen Star Asset Management Co., Ltd. (i)	Rental expenses of e-bicycles	(171,714)	(176,862)	-
Shenzhen Star Asset Management Co., Ltd. (i)	Disposal of e-bicycles on behalf of a related party	-	(291,131)	-
Shenzhen Star Asset Management Co., Ltd. (i)	Purchase of e-bicycles from a related party	-	(873,394)	-
Jianhui Ye (f)	Interest-free loan from a related party	-	(4,374,249)	-
Jianhui Ye (f)	Repayment of interest-free loan to a related party	-	-	4,289,426
Beijing Weiqi Technology Co., Ltd (k)	Sales of e-bicycles to a related party	-	-	107,314

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity, see Note 14d. The loan made to Henglong Chen which was for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, the balance as of September 30, 2020 is expected to be collected within half year upon the completion of the Company’s IPO, with the funds from the sales of Henglong Chen’s own real estate property in PRC and financial assets he invested in other institutions.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	DISCONTINUED OPERATION

In November 2018, the Company entered into an agreement with a third-party company (the “Buyer”) to dispose the battery cell production line. The production line was disposed in December 2018. After the disposal, the Company is no longer engaged in the manufacturing of battery cells. The disposal of the production line was treated as a discontinued operation for all years presented.

The assets and liabilities of the discontinued operation, which are included in “Current assets of discontinued operation” and “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,
	2019	2020
Assets of discontinued operation
Accounts receivable*	$112,921	$102,449
Total current assets	112,921	102,449
Total assets	$112,921	$102,449

Liabilities of discontinued operation
Accounts payable	307,782	314,756
Advance from customers	34,040	34,500
Other payable	272,262	283,622
Income tax payable	21,919	22,834
Total current liabilities	636,003	655,712
Total liabilities	$636,003	$655,712

*	The accounts receivables as of September 30, 2020 has been subsequently collected in November 2020.

The following are revenues and income from discontinued operation:

	For the years ended September 30,
	2018	2019	2020
Net revenues	$1,460,908	$2,511,527	$-
Cost of revenues	(1,731,605)	(2,011,797)	-
Loss on the disposal of the production line	-	(151,298)	-
(Loss) income from discontinued operation before income tax	(270,697)	348,432	-
Income tax (benefit) expense	(67,674)	87,108	-
(Loss) income from discontinued operation, net of income tax	$(203,023)	$261,324	$-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2018, 2019 and 2020. Therefore, no Hong Kong profit tax has been provided for the years ended September 30, 2018, 2019 and 2020.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision from continuing operations are:

	For the years ended September 30,
	2018	2019	2020
Current	$-	$575,724	$160,540
Deferred	286,905	147,660	(63,392)
Total income tax provision	$286,905	$723,384	$97,148

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended September 30,
	2018	2019	2020

Net income before provision for income taxes	$1,123,677	$2,653,497	$374,070
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	280,919	663,374	93,517

Expenses not deductible for tax purpose	5,986	2,194	3,650
Effect on valuation allowance	-	57,816	(19)
Income tax expense	$286,905	$723,384	$97,148
Effective tax rates	26%	27%	26%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2019 and 2020, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	INCOME TAXES – continued

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2019 and 2020 was as follows:

	As of September 30,
	2019	2020
Deferred tax assets:
Tax loss carry forwards	$56,642	$116,118
Bad debt allowance	20,244	32,624
Advertising expense	9,883	7,061
Staff education fund	24	-
Less: valuation allowance	(56,156)	(58,479)
Deferred tax assets, net	$30,637	$97,324

The movement of valuation allowance provision for deferred tax assets is as follows:

	For the years ended September 30,
	2018	2019	2020
Balance as of October 1,	$-	$-	$56,156
Current year addition (reduction)	-	57,816	(19)
Exchange rate effect	-	(1,660)	2,342
Balance as of September 30,	$-	$56,156	$58,479

As of September 30, 2020, the net operating loss carried forward was $464,473, $226,568 of which expires in 2024 and the remaining expires in 2025. For the year ended September 30, 2019, the Company accrued valuation allowance for deferred tax assets of $57,816 based upon a review of four sources of income identified within ASC Topic 740. However, for the period ended September 30, 2020, based upon a review of four sources of income identified within ASC Topic 740, the Company determined that the positive evidence outweighed the negative evidence and therefore no additional valuation allowance was recorded. The net book value of deferred tax assets will be likely to be realized as of September 30, 2020. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2018, 2019 and 2020. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2016 to 2020 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. On January 24, 2019, the Company issued 50,000 shares to the shareholders at par $1 per share.

On September 8, 2020, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. The Company also registered an additional authorized number of ordinary shares of 50,000,000 of par value of $0.001 per share and preferred shares of 10,000 of no par value. Then the shareholders surrendered a pro-rata number of ordinary shares of 42,200,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 7,800,000 of par value of $0.001 per share. All share and per share data as of September 30, 2019 and for the years ended September 30, 2018, 2019 and 2020 are presented on a retroactive basis.

(b)	Subscription receivable

As of September 30, 2019 and 2020, subscription receivable on the Consolidated Balance Sheets represented the unrecovered consideration of the 7,800,000 ordinary shares issued by the Company.

(c)	Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of September 30, 2019 and 2020, statutory reserve provided were $187,973 and $212,842, respectively.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $12,266,031 and $12,290,900 as of September 30, 2019 and 2020, respectively.

(d)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2019 and 2020 included the loan to Mr. Henglong Chen, a significant shareholder and former Chairman of Board of the Company, amounted to $4,835,920 and $4,737,521, respectively.

The receivable from Mr. Chen is interest-free loan and is due on demand. According to ASC 505, the terms of the transaction (e.g., interest rates, payment terms and maturities, evidence of ability and intent of repayment, nature and sufficiency of collateral) is not comparable to terms that would be expected to be available from external sources, thus the receivable should be presented as a deduction to equity, rather than an asset. Thus, the Company recorded the balance as a deduction to equity on the Consolidated Balance Sheets.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	EQUITY – continued

(e)	Non-controlling interests

As of September 30, 2019 and 2020, the Company’s non-controlling interests represented 19.13% equity interest of Hengmao, 20% equity interest of Dilang, which was established on July 2, 2019, and 49% equity interest of Cenbird E- Motorcycle, which was acquired on September 10, 2019.

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the Consolidated Statements of Income and Comprehensive Income, amounted to $nil, $130,940 and $165,891 for the years ended September 30, 2018, 2019 and 2020, respectively.

The following table presents future minimum rental payments required under operating leases as of September 30, 2020:

Years ending September 30,	Amount
2021	$138,870
2022	96,784
2023	80,429
2024	61,859
2025 and thereafter	51,550
$429,492

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	SEGMENT REPORTING

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) Rental segment and (3) E-bicycle sales segment. The battery cells and packs segment engages in selling battery packs and trading battery cells. The rental segment provides e-bicycle and battery rental services. The e-bicycle sales segment sells e-bicycles on various e-commerce platforms to individual customers.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2018, 2019 and 2020:

	Year ended September 30, 2018
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	$550,381	$2,641,179	$-	$3,191,560	$-	$3,191,560
Depreciation and amortization	$-	$(598,498)	$-	$(598,498)	$(547)	$(599,045)
Segment income before tax	$105,045	$1,390,232	$-	$1,495,277	$(371,600)	$1,123,677
Segment gross profit margin	16%	54%	-	48%	-	48%

	Year ended September 30, 2019
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	$1,253,569	$3,823,058	$104,080	$5,180,707	$13,552	$5,194,259
Depreciation and amortization	$-	$(940,434)	$(424)	$(940,858)	$(3,178)	$(944,036)
Segment income before tax	$1,119,568	$1,612,434	$32,994	$2,764,996	$(111,499)	$2,653,497
Segment gross profit margin	96%	52%	(2)%	61%	39%	61%

	Year ended September 30, 2020
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	$3,148,156	$1,595,226	$11,165,290	$15,908,672	$929,836	$16,838,508
Depreciation and amortization	$(2,318)	$(933,176)	$(82,896)	$(1,018,390)	$(466)	$(1,018,856)
Segment income (loss) before tax	$251,732	$(76,292)	$169,452	$344,892	$29,178	$374,070
Segment gross profit margin	15%	15%	9%	11%	10%	11%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	SEGMENT REPORTING – continued

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2018, 2019 and 2020:

	For the years ended September 30,
	2018	2019	2020
Net revenues
Total revenues from reportable segments	$3,191,560	$5,180,707	$15,908,672
Other revenues	-	13,552	929,836
Consolidated net revenues	$3,191,560	$5,194,259	$16,838,508

Income or loss
Total operating income (loss) for reportable segments	$1,475,016	$2,621,118	$(9,185)
Other income for reportable segments	20,261	143,878	354,077
Total income for reportable segments	1,495,277	2,764,996	344,892

Unallocated amounts:
Other corporate (expense) gain	(371,600)	(111,499)	29,178
Consolidated income from continuing operations before income taxes	$1,123,677	$2,653,497	$374,070

17.	CONCENTRATIONS

Concentrations of Credit Risk

As of September 30, 2019 and 2020, cash, cash equivalents and restricted cash balances in the PRC are $3,633,645 and $340,530, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2019 and 2020.

	As of September 30, 2019		As of September 30, 2020
Customer	Amount	% of Total	Amount	% of Total
A	$-	-	$2,390,789	36%
B	-	-	644,120	10%
C	44,961	39%	-	-
D	22,622	20%	-	-
E	15,396	13%	-	-
Total	$82,979	72%	$3,034,909	46%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17.	CONCENTRATIONS – continued

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended September 30, 2018, 2019 and 2020.

	Year ended September 30, 2018		Year ended September 30, 2019		Year ended September 30, 2020
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
A	$-	-	$-	-	$4,065,411	24%
F	785,192	25%	1,158,818	22%	-	-
G	1,245,723	39%	867,411	17%	-	-
D	-	*	642,683	12%	-	-
H	-	*	578,489	11%	-	-
Total	$2,030,915	64%	$3,247,401	62%	$4,065,411	24%

*	represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended September 30, 2018, 2019 and 2020.

	Year ended September 30, 2018		Year ended September 30, 2019		Year ended September 30, 2020
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
A	$-	-	$504,889	63%	$4,320,110	26%
B	-	-	-	-	2,141,144	13%
C	-	-	110,940	14%	-	-
D	533,366	66%	-	-	-	-
Total	$533,366	66%	$615,829	77%	$6,461,254	39%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, EZGO Technologies Ltd., has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

EZGO, its subsidiaries, its VIE and VIE’s subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of EZGO’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE’s subsidiaries are reported using the equity method of accounting. EZGO’s share of income and losses from its subsidiaries, VIE and VIE’s subsidiaries is reported as earnings from subsidiaries, VIE and VIE’s subsidiaries in the accompanying condensed financial information of parent company.

EZGO is incorporated in the BVI. Under the current laws of the BVI, EZGO is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

EZGO did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2019 and 2020.

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2019	2020
ASSETS
Long term investment	8,226,779	8,869,462
Total assets	$8,226,779	$8,869,462

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	-	-

Shareholders’ equity
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2019 and 2020; 7,800,000 shares issued and outstanding as of September 30, 2019 and 2020, respectively)	7,800	7,800
Subscription receivable	(7,800)	(7,800)
Receivables due from a shareholder	(4,835,920)	(4,737,521)
Additional paid-in capital	12,078,058	12,078,058
Statutory reserve	187,973	212,842
Retained earnings	1,453,325	1,575,630
Accumulated other comprehensive loss	(656,657)	(259,547)
Total shareholders’ equity	8,226,779	8,869,462
Total liabilities and shareholders’ equity	$8,226,779	$8,869,462

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – continued

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2018	2019	2020
Other income:
Equity in earnings of subsidiaries	$512,541	$1,738,123	$147,174

Income before income tax expense	512,541	1,738,123	147,174
Income tax expense	-	-	-
Net income	512,541	1,738,123	147,174

Other comprehensive income:
Foreign currency translation (loss) income, net of nil income taxes	(187,105)	(192,550)	397,110
Total comprehensive income	$325,436	$1,545,573	$544,284

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the years ended September 30,
	2018	2019	2020
Cash flows from operating activities	$-	$-	$-
Cash flows from investing activities	-	-	-
Cash flows from financing activities	-	-	-
Effect of exchange rate changes	-	-	-
Net increase in cash, cash equivalents and restricted cash	-	-	-
Cash, cash equivalents and restricted cash, at beginning of year	-	-	-
Cash, cash equivalents and restricted cash, at end of year	$-	$-	$-

19.	SUBSEQUENT EVENTS

On January 28, 2021, the Company listed its ordinary shares on Nasdaq in an IPO, with the symbol “EZGO”. The Company offered 2,800,000 ordinary shares, par value $0.001 per share, on a firm commitment basis, at a price of $4.00 per share and received total gross proceed of $11,200,000. Besides, the Company offered 238,500 ordinary shares, par value $0.001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $954,000.

The Company has performed an evaluation of subsequent events through February 16, 2021, which was the date of the issuance of the consolidated financial statements, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.