Form 20-F
period 2021-09-30
EZGO Technologies Ltd.
filed 2022-01-27
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 26, 2022 was: 13,626,891 ordinary shares, par value $0.001 per share.

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

Yes ☒  No  ☐

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

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries unless the context otherwise indicates; and “Jiangsu EZGO” or “VIE” refers to our variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F, Taiwan, Hong Kong and Macau, all references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2021, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB6.4854 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”). The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

●	Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Risks Related to Our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to our ordinary shares, including, but not limited to, the following:

●	An active trading market for our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	We may not be able to maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

●	Restrictive covenants related to our previous registered direct offering may restrict our ability to obtain future financing.

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net income of approximately $2.19 million, $0.28 million for the fiscal years ended September 30,2019 and 2020 respectively and we had net loss of approximately $3.41 million for the fiscal years ended September 30, 2021. We anticipate that our operating expenses (such as sale expense, marketing expense and research and development expense), together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on an interim or annual basis for the foreseeable future.

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

Recently, our primary focus has been new models of e-bicycle products. As a new player in the e-bicycle industry, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory, or other problems could delay or prevent the introduction of one or more new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

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

To remain competitive, we must continue to enhance and improve the functionality and features of our e-bicycles. The production cycle of e-bicycles from research and development stage to implementation stage takes significant time. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of e-bicycles or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our projects and proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial, or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and third-party suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

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

We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

New and enhanced technologies may increase the competition in the charging pile industry. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations.

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

We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

We are subject to product liability claims for our products sold or rented through online and offline channels. As a result, sales and/or rentals of such products on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third-parties subject to such injury or damage may bring claims or legal proceedings against us as retailer, and manufacturer and lessor of the products. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

All e-bicycles must comply with the safety and other standards of the market where the e-bicycles are sold. In China, e-bicycles must meet or exceed all mandated safety and other standards, including national and local standards. Under these standards, the Company is required to conduct rigorous testing and use approved materials and equipment. On April 15, 2019, the State Administration for Market Regulatory and the National Standardization Administration of China jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycles and announced the new standard GB11761-2018 was effective, or the National New Standard, replacing the old standard GB17761-1999. Although we follow the regulatory requirements and have obtained the 3C certificates issued by Certification Center of Light Industry Council, our new models e-bicycles may fail to meet the National New Standard.

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

We accept payments using a variety of methods, including bank transfers, online payments with debit cards issued by banks in China, and payment through third-party online payment platforms such as Alipay and WeChat Pay. We may be subject to fraud and other illegal activities in connection with the various payment methods we accept, including online payments. In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We are dependent upon our core customers for substantial portions of the sale and rental of our e-bicycles and batteries. Any interruption in our relationship with our core customers could materially and adversely affect our growth and financial condition.

We have relied on our three major customers in sales of batteries, including Zhejiang Weichen Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangxi Anneng Technology Co., Ltd., each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021. And we have relied on our three major customers in sales of batteries, including Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of batteries for the fiscal year ended September 30, 2020. We have also relied on three other major customers in trading sales of lithium battery cells, including Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, each accounted for approximately 49%, 37% and 14%, respectively, of our trading sales of lithium battery cells for the fiscal year ended September 30, 2019.

We have relied on three major customers, including Henan Young Man Industries Trade Co., Ltd., Beijing 70 Generation Co., Ltd., and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021. And we have relied on one major customer in e-bicycles sales business, Beijing 70 Generation Co., Ltd., accounted for approximately 31% of our e-bicycles sales revenue for the fiscal year ended September 30, 2020, and we had immaterial revenue in such business in the same period of 2019. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

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

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this report, we have obtained six registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. We have also registered 14 trademarks with the China Trademark Office and have right to use one registered “Cenbird” trademark, and 12 copyright registrations with the PRC. See “Item 4B. Business Overview – Intellectual Property.”

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

Because our sales may depend on customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In addition, the world economy has been facing the challenges of the COVID-19 pandemic since 2020. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective customers’ spending priorities. We cannot assure you that e-bicycles’ spending in general or with respect to our product offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for e-bicycles, which could materially and adversely affect our financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2019, 2020 and 2021, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of and for the fiscal year ended September 30, 2021, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If we fail to achieve and maintain an effective internal control environment, it could result material misstatements in our financial statements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our e-bicycles are manufactured for sales and distribution mostly in China. We are continuing to expand the international market, although our current international market share is relatively small compared to our domestic business. Currently, we promote our products to the international market through online promotion. Developing the international market requires continuous investment in marketing expenses. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

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

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations, and will impact companies with connections to the United States or China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

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

We also rely on third party delivery companies to delivery products sold on our online shops. Interacting with and coordinating the activities of a number of delivery companies are complicated and any major interruptions to or failures in these third-parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shutdown of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

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

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the value of our securities.

Before completing our initial public offering (“IPO”), we were a private company since our incorporation, and as such, we did not have the internal control and financial reporting requirements that are required of a publicly traded company. As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with the preparation of our financial statements for the fiscal years ended September 30, 2019, 2020 and 2021, we identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

Implementing the appropriate changes to our internal controls may distract our senior management and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and the value of our securities could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Operating as a publicly traded company in the United States will subject us to additional rules and regulations, require us to incur substantial costs and require substantial management attention. In addition, our management team has limited experience managing a public company.

As a publicly traded company in the United States, we will incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The Nasdaq listing requirements, as well as other applicable securities rules and regulations, also apply to us. As part of these new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Nominating, Governance and Compensation Committee, and qualified senior management.

By disclosing information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

The outbreak of the recent COVID-19 in the PRC may materially and adversely affect our business, financial condition, and results of operations.

Since December 2019, there has been an outbreak of a highly contagious respiratory disease COVID-19 which was first reported in Wuhan City, Hubei Province, the PRC and continues to spread within the PRC and globally (the “Outbreak”). As a result of the Outbreak, factories in the certain cities were required by the relevant PRC authority to postpone their resumption of operations indefinitely.

Following the Outbreak, countries have implemented travel restrictions and/or mandatory quarantine measures on, among others, travelers coming from the PRC. Also, up to the date of this report, certain cities in the PRC have been subject to travel restrictions by the relevant PRC authority to contain the Outbreak. If the implementation of travel restrictions prolonged or if certain cities where our factories and our major customers are located are being restricted to certain activities due to the Outbreak, there may be a decrease in or cancellation of purchase orders or delay in payments from our customers. In addition, if any of our employees is contracted with COVID-19, the relevant PRC authority would require our employees to be quarantined and/or our production facilities to be disinfected, which could disrupt our business operation and render us unable to deliver our products in a timely manner, or at all. As our existing inventories may not be sufficient to fulfill the accepted sales orders, this may lead to termination of orders from our customers. The Outbreak could, in extreme circumstances, lead to the forced suspension or closure of our factories and/or our major customers as an attempt to contain the Outbreak. The continuing spread and prolonged occurrence of COVID-19 could have an adverse effect on the overall economy in the PRC and worldwide. If the Outbreak is not alleviated in the foreseeable future, our business, financial condition, and results of operations may be materially and adversely affected.

The occurrence of natural disasters may adversely affect our business, financial condition, and results of operations.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires, and pandemic disease may adversely affect our business, financial condition, or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 “coronavirus,” H5N1 “avian flu,” or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K following our business combination. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

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

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements between Jiangsu EZGO and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we encounter significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise (“WFOE”) in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu EZGO and Its Shareholders” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we encounter significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the British Virgin Islands (“BVI”), which provide those directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of both China and BVI do not provide guidelines on resolving conflicts with other corporate governance regimes. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Because EZGO is a business company incorporated in the BVI, it is classified as a foreign enterprise under PRC laws and regulations, and EZGO’s WFOE in the PRC is a foreign-invested enterprise (“FIE”). Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu EZGO and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, DeHeng Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce (“MOFCOM”) or the Ministry of Industry and Information Technology (“MIIT”), or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. See “Item 4A. History and Development of the Company — Contractual Arrangements with Jiangsu EZGO and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they identify any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended, and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above, however, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and remains unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the China Securities Regulatory Commission (“CSRC”) or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expires on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See ” – CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of contractual arrangements (the “VIE Agreements”), however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. exchange or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval, and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiaries will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs, and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

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

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition, and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade, and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE’) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

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

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition, and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

EZGO is a company incorporated in the BVI structured as a holding company conducting its operations in China through its PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of its initial public offering or follow-on offering, EZGO may make loans to its PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or EZGO may make additional capital contributions to its PRC subsidiaries. Furthermore, loans by EZGO to its PRC subsidiaries to finance their activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering or follow-on offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering or follow-on offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We do not believe that EZGO, as a company incorporated in the BVI, meets all of the conditions above thus we do not believe that EZGO is a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou EZGO Enterprise Management Co., Ltd. (formerly known as Changzhou Jiekai New Energy Technology Company) (“Changzhou EZGO”), is wholly owned by China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Limited) (“EZGO HK”), EZGO’s wholly-owned subsidiary. Accordingly, EZGO HK may qualify for a 5% tax rate in respect of distributions from Changzhou EZGO. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from WFOE.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

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

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

EZGO is a company incorporated in the BVI structured as a holding company. EZGO may need dividends and other distributions on equity from our PRC subsidiaries to satisfy EZGO’s liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to EZGO only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, EZGO’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. EZGO’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of EZGO’s subsidiaries to distribute dividends or to make payments to it may restrict EZGO’s ability to satisfy its liquidity requirements.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of September 2021, the value of the Renminbi appreciated by approximately 5.20% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to the U.S. dollar will result in exchange loss, while depreciation of RMB to the U.S. dollar will result in exchange gain.

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

However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services, and technology sectors, are required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any future follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors outside China.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

EZGO is a company incorporated under the laws of the BVI, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our former auditor, Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020.

Our current auditor, Briggs & Veselka Co., the independent registered public accounting firm that issued the audit report included elsewhere in the annual report, an auditor of companies that are traded publicly in the United States and an U.S.-based accounting firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our current auditor is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2019.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. The PCAOB is currently able to conduct inspections of U.S. audit firms where audit workpapers are located in China, however, PCAOB’s requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our and the VIEs’ operations are located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections. The PCAOB has not requested our auditor to provide it with copies of our and the VIEs’ audit workpapers and consequently our auditor has not sought permission from PRC authorities to provide copies of these materials to the PCAOB. If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections. The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of such auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if such auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance (“MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the MOF in the United States. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Should the PCAOB be unable to fully conduct inspections of our former auditor’s workpapers in China, it will make it more difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and the quality of our financial statements, which would materially and adversely affect the value of and your investment in our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to Our Ordinary Shares

An active trading market for our ordinary shares may not continue and the trading price for our ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for our ordinary shares will continue. If an active public market for our ordinary shares does not continue, the market price and liquidity of our ordinary shares may be materially and adversely affected. We can provide no assurance that the trading price of our ordinary shares will not decline. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new product and service offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on Nasdaq. We cannot assure you that our ordinary shares will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $2,500,000), maintain a minimum market value of listed securities (generally above $35,000,000) or have a minimum net income from operations for the prior year of for two of the preceding years (generally above $500,000); and (ii) a minimum number of publicly held shares (generally greater than 500,000) and a minimum number of public shareholders (generally greater than 300 shareholders). Our ordinary shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We intend to fully comply with these requirements, but we may not be able to meet these requirements in the future.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares are “penny stocks” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our ordinary shares are listed on the Nasdaq Capital Market; if our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market, and our ordinary shares may trade under $5.00 per share in the future and thus could be penny stocks. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our ordinary shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our ordinary shares quoted on the OTC Bulletin Board or in the “pink sheets” maintained by the OTC Markets Group Inc. The OTC Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our ordinary shares are delisted from the Nasdaq Capital Market and are no longer traded on an exchange at some later date, our ordinary shares may be subject to the “penny stock” regulations, and it is likely that the price of our ordinary shares would decline and that and our shareholders could find it difficult to sell our ordinary shares.

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

Sales of substantial amounts of our ordinary shares in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Our ordinary shares are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our initial public offering, we and each of our directors and officers, and certain shareholders agreed not to sell any ordinary shares for 12 months from January 25, 2021 without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In connection with our previous follow-on offering, our directors and officers agreed not to sell any ordinary shares for 90 days from June 1, 2021 without the prior written consent of the placement agent named therein, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Techniques employed by short sellers may drive down the market price of the ordinary shares

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

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

As of the date of this report, our executive officers and directors, together with each of our principal shareholders owning 5% or more of our issued and outstanding ordinary shares, beneficially own approximately 6,381,960 ordinary shares, or approximately 46.83% of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with principal shareholders owning 5% or more of our issued and outstanding ordinary shares, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these principal shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these principal shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our principal shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares.

As a company incorporated in the BVI, we are relying on certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a business company incorporated in the BVI that is listed on Nasdaq, EZGO is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like EZGO to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is EZGO’s home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. EZGO is following its home country law instead of the Nasdaq listing rules that require EZGO to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. As a result, EZGO’s shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

EZGO is a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

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

We are a public company and, as a result, have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and relying on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and relying on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

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

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unrecorded intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our offerings. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

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

EZGO is a company incorporated under the laws of the BVI. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

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

We are a BVI company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, certain of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in China or BVI courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the BVI if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the BVI or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such BVI or China courts would hear original actions brought in the BVI or China against us or such persons predicated upon the securities laws of the United States or any state.

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

Restrictive covenants related to our previous registered direct offering may restrict our ability to obtain future financing.

Under the securities purchase agreement with certain accredited investors (the “previous registered direct offering investors”) in connection with the previous registered direct offering, we are prohibited from entering into any Variable Rate Transaction (defined below) until such date that no warrants in connection with the previous registered direct offering remain outstanding. “Variable Rate Transaction” means a transaction in which the company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ordinary shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the ordinary shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the company or the market for the ordinary shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the company may issue securities at a future determined price.

In addition, we granted the previous registered direct offering investors a 30% right of participation (on a pro-rata basis) with respect to any debt or equity linked financings undertaken by us for one year following the closing of the previous registered direct offering. These participation rights could severely impact our ability to engage investment bankers to structure a financing transaction and raise additional financing on favorable terms. Furthermore, negotiating and obtaining a waiver to these participation rights may either not be possible or may be costly to us.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly owned subsidiary, EZGO HK, was incorporated in Hong Kong on February 13, 2019. EZGO HK, in turn, holds all of the capital stock of Changzhou EZGO, which was incorporated in China on June 12, 2019 and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. Changzhou EZGO controls Jiangsu EZGO through the VIE Agreements. See “— Contractual Arrangements with Jiangsu EZGO and Its Shareholders.” EZGO conducts its business in the PRC primarily though Jiangsu EZGO and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), a PRC company of which 80.87% of equity interest is owned by Jiangsu EZGO, Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), a PRC company of which 51% of equity interest is owned by Jiangsu EZGO, Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”) a PRC company and a wholly-owned subsidiary of Jiangsu EZGO, Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”), a PRC company of which Yizhiying IoT owns 80% of equity interest, and Tianjin Jiahao Bicycle Co, Co. Ltd. (“Tianjin Jiahao”), a PRC company and a wholly-owned subsidiary of Jiangsu EZGO, since EZGO obtained control over Jiangsu EZGO in November 2019.

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

Recent Developments

On March 12, 2021, Jiangsu EZGO entered into an Asset Purchase Arrangement Agreement (“Asset Purchase Arrangement Agreement”) with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which Jiangsu EZGO agreed to purchase certain land and plants of Tianjin Jiahao (the “Target Assets”) for the Company’s future production and business development, for an aggregate purchase price of US$10,164,204, of which US$2,800,000 was paid as a deposit by EZGO in cash on March 15, 2021, with the remaining RMB50,000,000 (approximately US$7,364,204) to be paid upon the satisfaction of the closing conditions in order to complete of the acquisition, including Benlin Huang’s exclusive ownership of the Target Assets, our further due diligence of Tianjin Jiahao’s historical material indebtedness and the good and marketable title of the Target Assets and the renewal of Tianjin Jiahao’s business scope on its business certificate. On April 2, 2021, Jiangsu EZGO received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli New Energy Technology Co., Ltd. (“Shanghai Mingli”).

On April 19, 2021, Jiangsu EZGO entered into a Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao (“Shares Purchase Agreement”), pursuant to which Jiangsu EZGO obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli, the owner of the title of the Target Assets. RMB15,000,000 (approximately US$2,209,261.22) of the cash consideration was paid on April 20, 2021 pursuant to the Shares Purchase Agreement, with the remaining RMB35,000,000 (approximately US$5,154,942.85) to be paid upon closing, which is subject to the closing conditions including the completion of the transfer of the title of the Target Assets and the registration of the acquisition with PRC governmental authorities.

The Asset Purchase Arrangement Agreement and Shares Purchase Agreement contain customary representations and warranties from the selling parties and Jiangsu EZGO. We are entitled to indemnification for breaches by the selling parties of its representations and warranties.

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became Jiangsu EZGO’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application

On June 1, 2021, EZGO closed the previous registered direct offering of 2,564,102 units of our securities, with each unit consisting of (i) one ordinary share, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary shares. The units were sold at a price of $4.68 per unit. EZGO received gross proceeds from the previous registered direct offering, before deducting estimated offering expenses payable by EZGO, of approximately $12,000,000.

On August 6, 2021, EZGO entered into an advisory agreement with ViewTrade Securities, Inc. (the “Advisor”) pursuant to which the Advisor provided general business advice and other compliance advice to EZGO. The advisory agreement expired on December 31, 2021.

4B. Business Overview

EZGO is a holding company with operating subsidiaries, a VIE and VIE’s subsidiaries, and with all of its operations and assets in China. Our vision is to be a leading short-distance transportation solutions provider in China. Leveraging our Internet of Things (“IoT”) product and service platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and cells, complemented by sale of battery packs and our charging pile business. Currently, we (i) design, manufacture, rent and sell e-bicycles and e-tricycles; (ii) rent and sell lithium batteries; and (iii) sell, franchise, and operate smart charging piles for e-bicycles and other electronic devices.

Our e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. Tianjin Dilang produces and sells the urban e-tricycles in suburban areas in Beijing and Tianjin. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles that are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. We do not produce any non-new standards e-bicycles. As of September 30, 2021, we did not have non-new standards e-bicycles as our property, plants and equipment and no impairment was recognized for the fiscal years ended September 30, 2019, 2020 and 2021.

To date, we engaged in the business of battery packs sales, which accounted for approximately 91%, 21% and 18% of our total revenues for the fiscal years ended September 30, 2019, 2020 and 2021, respectively. The revenue from e-bicycles sales accounted for approximately 8%, 73% and 78% of our total revenues for the fiscal years ended September 30, 2019, 2020 and 2021, respectively. For the fiscal years ended September 30, 2019, 2020 and 2021, as our self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of our total revenues. For the fiscal year ended September 30, 2021, the revenue from our smart charging piles business accounted for 1% of our total revenues.

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

On July 30, 2019, we established Jiangsu EZGO as a holding and management company, holding 80.87% of the equity of Hengmao Power Battery (the remaining equity being owned by two institutional investors) and 100% of the equity of Yizhiying IoT. On September 6, 2019, for the purpose of expanding our sales channels and strengthening the capabilities in research and development in developing e-bicycles, we decided to cooperate with Jiangsu Cenbird. Yuxing Liu, the general manager and former shareholder of Jiangsu Cenbird, signed the equity transfer agreement with Jiangsu EZGO on September 6, 2019, which stipulated that Yuxing Liu would transfer 51% of his equity interest of Jiangsu Cenbird to Jiangsu EZGO. Through Jiangsu EZGO, we invested RMB5.1 million, accounting for 51% of the equity interest of Jiangsu Cenbird. Another shareholder of Jiangsu Cenbird, Yan Fang, also invested RMB4.9 million, accounting for 49% of the equity interest of Jiangsu Cenbird. Yan Fang’s family owns Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (“Changzhou Cenbird”), an entity with almost 20 years of experience manufacturing non-new standards e-bicycles, which exports its products to many countries, including the United States. Changzhou Cenbird’s e-scooter, a commuter vehicle in San Francisco since 2016, was jointly developed with Ojo Electric LLC (formerly known as eUrban LLC), a U.S. based company. Through this transaction, we have the right to use the “Cenbird” trademark, a well-known brand of e-bicycles in Jiangsu Province; e-bicycle design and sale capabilities; and sales channels through which we may export products to the potential customers and existing customers from United States, Brazil, Israel and Southeast Asia in the future.

To further complete our e-bicycle product and services ecosystem, we began developing our own smart charging piles under the brand named “Hengdian” in November 2018. We finished designing the smart charging piles in August 2019 and sent the prototype to Wuxi Institute for Product Quality Inspection for testing. In December 2019, we received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection for our smart charging piles. Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. Our smart charging piles satisfy the highest electric spark fire protection standards that are obtainable in the PRC, IoT smart control capability, which allows us to remotely monitor the charging status of each port, and a broad voltage range, and can be used to charge e-bicycles, mobile phones and laptops. The M version of our smart charging piles, which is currently under research and development, will be portable and can be used both at fixed locations like park and on long-distance coaches and tour buses. Our smart charging piles can also serve as advertising terminals, which increases their value-adding potential to our company.

On March 12, 2021, Jiangsu EZGO entered into the Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, pursuant to which Jiangsu EZGO agreed to purchase the Target Assets for the Company’s future production and business development, for an aggregate purchase price of US$10,164,204, of which US$2,800,000 was paid as a deposit by EZGO in cash on March 15, 2021, with the remaining RMB50,000,000 (approximately US$7,364,204) to be paid upon the satisfaction of the closing conditions in order to complete of the acquisition, including Benlin Huang’s exclusive ownership of the Target Assets, our further due diligence of Tianjin Jiahao’s historical material indebtedness and the good and marketable title of the Target Assets and the renewal of Tianjin Jiahao’s business scope on its business certificate. On April 2, 2021, Jiangsu EZGO received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli.

On April 19, 2021, Jiangsu EZGO entered into the Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao, pursuant to which Jiangsu EZGO obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli, the owner of the title of the Target Assets. RMB15,000,000 (approximately US$2,209,261) of the cash consideration was paid on April 20, 2021 pursuant to the Shares Purchase Agreement, with the remaining RMB35,000,000 (approximately US$5,154,943) to be paid upon closing, which is subject to the closing conditions including the completion of the transfer of the title of the Target Assets and the registration of the acquisition with PRC governmental authorities.

The Asset Purchase Arrangement Agreement and Shares Purchase Agreement contain customary representations and warranties from the selling parties and Jiangsu EZGO. We are entitled to indemnification for breaches by the selling parties of its representations and warranties.

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became Jiangsu EZGO’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

Competitive Strengths

Accumulated Industry Resources

Our management and key personnel have several years of experience in the lithium battery industry, the e-bicycle industry and the e-commerce industry, which we believe will boost our marketing. For example, Dr. Henglong Chen, one of the early founders of Hengmao Battery, has extensive experience in lithium battery industry. Mr. Yuxing Liu, the General Manager of Jiangsu Cenbird, entered into the e-bicycle industry in 1999 and created the brand of Cenbird e-bicycle in December 2000. Mr. Huiyan Xie, the General Manager of Tianjin Dilang, has over ten years’ industry experiences in e-bicycle manufacturing and marketing. Mr. Xiaosong Qin, our executive vice president since August 2020, has extensive experience both in business and investment management. He has a master’s of business administration from Leonard N. Stern School of Business, New York University. He currently resides in the United States and is responsible for our business development in North America and Latin America.

In addition, we have developed a strategic alliance with the Jiangsu Institute of Research of Dalian University of Technology since July 2019. Pursuant to our agreement, the research institute will provide us with personnel training, technologies sharing and technical supports, helping to expedite our long-term development plans.

Advanced Operations Model

One of our competitive advantages, we believe, lies in our advanced operations model. We manage our costs and expenses through outsourcing. Through our smart charging piles, we expect to be able to acquire information about customers and to promote our products and services. We also promote our products and services through the advertisement on WeChat applet for our smart charging piles, sell products through social media and e-commerce platforms (including TikTok and Taobao Live) and apply O2O (“online to offline”) and B2B2C (“business to business to consumer”) marketing models. According to our internal estimates, these marketing models, compared with having offline stores only, has saved us more than 5% of sales expenses and have increased our margins. In addition, our experienced information technology team has built a basic IoT platform that we believe puts us ahead of our competitors with no IoT platform for their products and/or services.

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

Our Strategies

We hope to transform ourselves in the next five years (between 2021 to 2025) into a well-regarded e-bicycle manufacturing, sales and service company with a market share of at least 1% in the e-bicycle industry in China, representing no less than an annual sales volume of 500,000 units by the end of 2025. Over that time period, we plan to build our sales and service network in the Beijing-Tianjin-Hebei urban agglomeration area, the Yangtze River Delta metropolitan area, the Zhujiang River Delta metropolitan area and several inland central cities, such as Chengdu, Xi’an and Zhengzhou, and to deploy 50,000 smart charging piles. Our business strategies are “follow-on” strategy, moderate creative strategy, cost leading strategy, 5G leverage strategy and ecological chain strategy. We also follow the leading e-bicycle manufactures on models and promotion policies. Our moderate creative strategy emphasizes on cooperative development and sharing intelligence in order to mitigate the research and development risk

We plan to focus on e-bicycles, e-motorcycles and e-moped manufacturing and intend to build a short-distance IoT transportation network that integrates sales, rental, charging, battery exchanges and other maintenance service to provide short-distance commuters with comprehensive e-bicycle products and services, an ecological chain from manufacturing to sales to rentals to charging and maintenance. In the long term, we aim to becoming a leading domestic short-distance transportation solutions provider in China.

Our Products and Services

Our product portfolio includes lithium batteries, Dilang-brand and Cenbird-brand e-bicycles and e-tricycles, EZGO-brand e-bicycles, and Hengdian-brand smart charging piles. We (i) design, manufacture, rent and sell e-bicycles and e-tricycles; (ii) rent and sell lithium batteries; and (iii) sell, franchise, and operate smart charging piles for e-bicycles and other electronic devices. We also provide after-sales services for our e-bicycles, including technical support, parts supply and sales of peripheral products and derivatives, including raincoats, helmets, and mobile phone brackets.

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. For the fiscal year ended September 30, 2021, we entered into a lithium battery sales contract with downstream customers first, and then purchased from a suitable upstream supplier, and resold the batteries to the downstream customers. In battery trading, we provide storage and bear the risk of inventory for several months. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium batteries, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

Our battery cells trading and battery packs sales for the fiscal years ended September 30, 2019, 2020 and 2021 were approximately $1.3 million, $3.1 million and $4.3 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

Below are some of our bicycle battery models such as our 60V and 48V batteries:

48V24A Lithium Battery

60V20Ah Lithium Battery

72V60Ah Lithium Battery

Dilang E-Bicycles

Dilang-brand e-bicycles include fourteen models of new standards e-bicycles with 3C certification, three of which are included in the current Beijing catalogue. We also produce urban-style e-tricycles under the Dilang brand which are not required to hold any 3C certification. In 2021, we plan to apply for 3C certification for 20 to 30 New National Standards e-bicycle models and qualification of manufacturing e-motorcycles. For the fiscal years ended September 30, 2019, 2020 and 2021, we had revenue from sales of Dilang brand e-bicycle of $18,594, $4,936,070 and $11,059,960, respectively. In order to recover our sales post COVID-19, we have enhanced our supply chain and reinforced sales promotions, including sending direct mail advertising brochure to our customers and advertising our products in local agent stores. For the fiscal year ended September 30, 2021, Tianjin Dilang had sold approximately 63,737 units of e-bicycle and reached the revenue of approximately RMB71,263,744 (approximately $11.06 million). Tianjin Dilang was awarded “Competitive Brand in Electric Bicycle Industry in 2020” in China by cebike.com.

Below are some of Dilang brand’s e-bicycles and urban-style e-tricycles:

TDT001Z:	TDT002Z:

TDT003Z:	TDT004Z:

TDT005Z:	TDR66Z:

TDT01Z	TDT03Z

Urban e-tricycle: A6	Urban e-tricycle: X7

Urban e-tricycle: Jelly Bean	D1

Below are part of Dilang brand’s new models:

The Dilang brand of products are primarily sold through regional distributors. For the fiscal years ended September 30, 2020 and 2021, Dilang had sales revenue of $4,936,070 and $11,059,960, respectively. We encourage customers to pick up their e-bicycles at nearby offline shops around Beijing, Tianjin and Changzhou, and also provide delivery to customers in Beijing and Tianjin by ourselves, or to customers in other cities by express delivery. Through our regional distributor in Beijing, Beijing 70 Generation Co., Ltd., we have developed a network of seven offline stores where customers can pick up purchased products. These offline stores also offer after-sales services.

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

 Below are part of the Cenbird e-bicycle new models:

EZGO E-Bicycles

In October 2021, we launched our new EZGO-brand with the release of seven new independent innovation e-bicycles models, including four ultra-high-speed electric motorcycle models, the “Devil,” “Little Angel,” “M9,” and “Zhuque,” (model names may be subject to change) and three new national standard electric bicycles, at the 39th China Electric Vehicle and Parts Exhibition in Jiangsu, China. The new EZGO-brand line of products features a sleek, high-quality exterior design and boast superior vehicle performance. We anticipate sales and marketing promotions for the four ultra-high-speed electric motorcycles to be focused in American, European and other overseas markets. The trademark of EZGO used on e-bicycles is still under application.

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

Initially, we didn’t have our own brand of e-bicycles and the e-bicycles we rented were provided by Shenzhen Star Asset Management Co., Ltd. (“Star Asset”), a related party of the Company. For risk control purpose and in expectation of potential strategic cooperation, Star Asset provided 1,000 non-new standards e-bicycles in August 2017 and an additional 7,000 non-new standards e-bicycles in January 2018 through operating lease. Since July 2019, we also provide rental services of the Cenbird brand of non-new standards e-bicycles, all of which were purchased from our related party, Changzhou Cenbird.

For the fiscal year ended September 30, 2021, the revenue from rental services was approximately $342,636, which is 79% less than that of the previous year. Facing intense external competition, the company proactively shrank the business in the current fiscal year and phased out the business in the first half of 2021. The Company terminated all sublease agents during the fiscal year ended September 30, 2021.To date, we have no sublease agent.

The illustration below generally illustrates the flow of our IoT rental services:

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

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB1,000 (approximately $141.38), a franchise will receive 50% of the revenues generated. As of September 30, 2021, none of our charging piles were operated by franchisees and 3,426 of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

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

Research and Development

From October 2016 to December 2020, our continued expenditure in research and development has amounted to RMB4.57 million (approximately $650,000). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. For the fiscal year ended September 30, 2021, we spent RMB365,000 (approximately $56,647) to develop our IoT rental platform and jointly develop other technology relating to our rental business, including battery ID chips, smart exchange cabinets and operating and marketing systems. In addition, we invested over RMB550,000 (approximately $85,359) to develop the smart charging pile.

Our subsidiary Tianjin Dilang focuses on developing New National Standards bicycle models. We invested almost RMB220,490 (approximately $34,220) to develop new e-bicycle models for the fiscal year ended September 30, 2021, and we have 3C certifications for 25 models and 1 model in Tianjin Dilang and Jiangsu Cenbird, respectively as of September 30, 2021.

In July 2019, we entered into a strategic cooperation agreement with the Jiangsu Institute of Research of Dalian University of Technology, which provides us with opportunities in personnel training, technologies sharing and technical supports.

Customers

Our customers can be classified as follows. We have relied on our three major customers in sales of batteries, including Zhejiang Weichen Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangxi Anneng Technology Co., Ltd., each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021. For the fiscal year ended September 30, 2020, we generated revenue from sales of batteries in the battery cells and packs segment and customers for our batteries sales business are mostly e-bicycles sales companies. Our most important customers are Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2020. For the fiscal year ended September 30, 2019, we mainly generated revenue from battery cells trading in the battery cells and packs segment, and customers for our battery cells trade business are mostly institutions. Our most important customers are Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, which accounted for approximately 49%, 37% and 14%, respectively, of our trading of lithium battery cells for the fiscal year ended September 30, 2019.

We have relied on three major customers, including Henan Young Man Industries Trade Co., Ltd., Beijing 70 Generation Co., Ltd., and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021. And we have relied on one major customer in e-bicycles sales business, Beijing 70 Generation Co., Ltd., accounted for approximately 31% of our e-bicycles sales revenue for the fiscal year ended September 30, 2020, and we had immaterial revenue in such business in the same period of 2019.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2020, Mr. Guoqing Zhu, Ms. Xiaoying Zheng and Mr. Zewu Zhao, who accounted for 34%, 19% and 13%, respectively, of our rental business revenues for the fiscal year ended September 30, 2020. For the fiscal year ended September 30, 2019, the revenues generated by Mr. Guoqing Zhu, Mr. Liwu Zhong and Mr. Zewu Zhao accounted for 30%, 23% and 12%, respectively, of our rental business revenues for the fiscal year ended September 30, 2019. One of the three sublease agents, Mr. Guoqing Zhu is engaged in e-bicycle rental business and the other two, Mr Xiaoying Zheng and Mr. Zewu Zhao, are engaged in battery rental business. The e-bicycle sublease agent accounted for approximately 26% of the e-bicycle rental business and approximately 17% of our total rental business revenues for the fiscal year ended September 30, 2020. The battery rental sublease agent accounted for approximately 67% of our battery rental business and approximately 22% of our total rental business revenues for the fiscal year ended September 30, 2020. We usually enter into a cooperation agreement with each sublease agent. Pursuant to the e-bicycle rental cooperation agreement, we provide for the sublease agent e-bicycles for rental and any necessary repair service. The sublease agent shall pay the monthly lease fee in the amount of RMB250 (approximately $36) per unit. Such sublease agreement can be terminated by either party if the other party breaches the agreement. We usually enter into a one-year sublease cooperation agreement with our battery rental sublease agents. Pursuant to the battery rental agreement, we provide for the sublease agent the battery packs with charging services, and our sublease agent shall be responsible for the battery location selection and marketing. The sublease agent shall pay a monthly sublease fee in the amount of RMB80 (approximately $12) per unit. The sublease cooperation agreement can be terminated by each party upon a 30 days’ advance notice, Mr. Liwu Zhong, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng terminated their agreements in January 2019, January 2020, May 2020 and July 2020, respectively. The Company terminated all sublease agents during the fiscal year ended September 30, 2021. To date, we have no sublease agent.

The customers for e-bicycle sales include individuals and institutional distributors, as well as individual customers. We usually do not enter into sales agreement with individual customers. The sales agreement with our distributors, such as Beijing 70 Generation Co., Ltd., usually provides that we authorize the distributor to exclusively sell our products in a specific region and the distributor shall meet the monthly sales volumes stipulated in the agreement. The agreement can be terminated by our company if the distributor fails to reach the sales volumes for 6 consecutive months or by each party upon 30 days’ advance notice.

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

Sales and Marketing

Our general marketing strategy is integrated marketing by building an ecological chain. We adopt different sales tactics for the different brands we operate. Hengmao is our lithium battery brand, Dilang, Cenbird and EZGO are our e-bicycle brands, and Hengdian is our smart charging pile brand.

Our Hengmao-brand batteries are primarily being rented, with a portion of them sold to customers who need to replace their old lead-acid batteries, including as a result of our promotional activities.

For the Dilang and Cenbird brands of e-bicycles, our marketing strategies include continuously developing new models of e-bicycle to improve product portfolio and making full use of new media to promote our products, i.e. advertising on social media and engaging in targeted marketing such as displaying our own advertisements on the WeChat applet homepage of our smart charging piles. Our sales are mostly conducted through WeChat mall and live network platform (including TikTok and Taobao Live). Tianjin Dilang’s products are mainly sold in urban and suburban areas in Beijing, Tianjin, Hebei, Shandong, Henan and Guangdong. Jiangsu Cenbird’s products are mainly sold in Jiangsu. For the fiscal year ended September 30, 2021, our online sales amounted to $353,961, including Taobao, Pinduoduo platforms, and our self-developed application, Yidianxing, which accounted for approximately 1.5% of our total sales. We plan to expand our market overseas by attending various international electronics exhibitions to market our products in North America, Europe and Southeast Asia.

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

Because our customers in the rental business are mainly Meituan, Elema and Ali Zhongbao meal and express deliverymen, students and business travelers, we may experience minor impacts during school holidays. Historically, we also experience declines during the first quarter of the calendar year, due to the Chinese New Year and other holidays.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report included the following:

●	Patents: We had six registered patents in China, covering e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the six patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL201010552062.5	November 19, 2010 to November 18, 2030
2	Electric vehicle headlamp device	Yizhiying IoT	Utility Model	ZL201922413164.8	December 27, 2019 to December 26, 2029
3	Leakage prevention device for electric vehicle	Yizhiying IoT	Utility Model	ZL201922418505.0	December 28, 2019 to December 27, 2029
4	Portable foldable bicycle	Yizhiying IoT	Utility Model	201922390563.7	December 27, 2019 to December 26, 2029
5	Labor-saving simple car ladder	Yizhiying IoT	Utility Model	201922414574.4	December 28, 2019 to December 27, 2029
6	Detachable and lifting basket	Yizhiying IoT	Utility Model	201922419538.7	December 28, 2019 to December 27, 2029

●	Software copyrights: We had a large portfolio of protected software copyrights, including 12 software copyrights registered in China;

●	Trademarks: We owned 14 registered trademarks, and had right to use one registered trademark - “Cenbird.” Our trademarks include the combination of graphs and names for Dilang, Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have six registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.dilangmotocycle.com, www.dilangtech.com and www.cenbird.com.cn.

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

Competition

After decades of development, China’s e-bicycle market is now facing increased competition and consolidation. Large manufacturers (such as Yadea, Niu and Segway-Ninebot) are pushing to reduce prices and to improve processing technologies, product quality and service coverage, while small manufacturers are intensifying regional competition by improving product quality and investing in market expansion. As a result of the release of the New National Standards, all manufacturers have been brought to the same starting line in terms of model designs, quality control and cost control.

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

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $148,804) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court has rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805.40 and accrued interests.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $166,459) and seeking for, among others, the payment of the contractual payment. However, we plan to defend the case rigorously. The appellate court has rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $166,459), accrued interests and attorney’s fees.

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

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China –The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

As of the date of this report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or our VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, our VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China – The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.”

Regulation of Foreign Investment

The Company Law of PRC (the “Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and on October 26, 2018. Limited liability companies and companies limited by shares established in China shall be subject to the Company Law. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws including the Law of the PRC on Wholly Foreign-owned Enterprise.

Pursuant to the Law of the PRC on Wholly Foreign-owned Enterprise, which was adopted on April 12, 1986, amended on October 31, 2000 and September 2016, and abolished on January 1, 2020, the establishment and subsequent changes of a WFOE is subject to the approval by the authority in charge of commerce or foreign trade and investment and registration with the relevant administration for industry and commerce. The investor of the WFOE must make payment or subscribe for the registered capital according to its articles of association.

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

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition), or the 2020 Encouraged Catalogue, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on December 27, 2020 and became effective on January 1, 2022, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on December 27, 2021 and became effective on January 1, 2022, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2020 Encouraged Catalogue and the 2021 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Regulations Relating to Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which promulgated on June 29, 2002, with the latest amended version effective from September 1, 2021, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

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

Regulation of Foreign Exchange

The Regulation of the PRC on Foreign Exchange Control, most recently amended by the State Council on August 1 2008 and effective on August 5 2008, is the principal regulation on foreign currency exchange in the PRC. According to the regulation, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the SAFE.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which became effective on January 18 2017 and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

We do not believe that EZGO, as a company incorporated in the BVI, meets all of the conditions above thus we do not believe that EZGO is a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

International Tax Treaties and Withholding Tax

Under the PRC EIT Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

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

On November 16, 2011, the MOF and SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities. According to the document, the tax rate of 17% shall be applicable to those like lease of tangible personal property, the tax rate of 11% shall be applicable to the transportation industry and the construction industry, and the tax rate of 6% shall be applicable to other modern service industries.

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

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering and follow-on offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and

●	Jiangsu EZGO was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

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

Regulation of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

4C. Organizational Structure

The diagram below shows our corporate structure as of the date of this annual report:

Contractual Arrangements with Jiangsu EZGO and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in Jiangsu EZGO. Instead, we control and receive the economic benefits of Jiangsu EZGO’s business operations through the VIE Agreements. Changzhou EZGO, Jiangsu EZGO and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Jiangsu EZGO, including absolute control rights and the rights in the assets, property and revenue of Jiangsu EZGO, to (i) exercise effective control over Jiangsu EZGO, (ii) receive substantially all of the economic benefits of Jiangsu EZGO, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of Jiangsu EZGO when and to the extent permitted by PRC law.

As a result of our direct ownership in Changzhou EZGO and the contractual arrangements with Jiangsu EZGO, we are regarded as the primary beneficiary of Jiangsu EZGO, and we treat Jiangsu EZGO as our consolidated VIE under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of Jiangsu EZGO and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below and each of which is currently in full force and effect:

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between Changzhou EZGO and Jiangsu EZGO, Jiangsu EZGO agrees to engage Changzhou EZGO as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by Changzhou EZGO from time to time as necessary. Jiangsu EZGO shall pay to Changzhou EZGO service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by Changzhou EZGO in its sole discretion) of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. Changzhou EZGO exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until Changzhou EZGO’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by Changzhou EZGO in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu EZGO may not terminate the agreements except in the case of Changzhou EZGO’s gross negligence or fraud, or this agreement or laws provide otherwise. Changzhou EZGO may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO have pledged the 100% equity interests in Jiangsu EZGO to Changzhou EZGO to guarantee performance of all of his or her obligations under the Exclusive Management Consulting and Technical Service Agreement, the Loan Agreement, the Exclusive Call Option Agreement and the Proxy Agreement. If any event of default as provided for therein occurs, Changzhou EZGO, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, Changzhou EZGO, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration of Market Supervision (“SAMR”) in accordance with the PRC Property Rights Law.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each of the equity holders of Jiangsu EZGO has irrevocably granted Changzhou EZGO an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu EZGO from its equity holders. The equity holders of Jiangsu EZGO agree that, without the prior written consent of Changzhou EZGO, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and each of equity holders of Jiangsu EZGO, each of the equity holders irrevocably authorizes Changzhou EZGO to exercise his or her rights as an equity holder of Jiangsu EZGO, including the right to attend equity holders meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of the Proxy Agreement, Jiangsu EZGO and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, Changzhou EZGO agrees to provide Jiangsu EZGO with loans of different amounts at an annual interest rate of 24% according to Jiangsu EZGO’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu EZGO shall not prepay without the written consent of Changzhou EZGO while in case of certain circumstances, Jiangsu EZGO must repay the loan in advance upon Changzhou EZGO’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu EZGO have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu EZGO held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Through the current contractual arrangements, we established a contractual relationship with all equity holders of Jiangsu EZGO. Pursuant to these agreements, all equity holders of Jiangsu EZGO irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in Jiangsu EZGO to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of Jiangsu EZGO may have potential conflicts of interest with us and may breach, or cause Jiangsu EZGO to breach, or refuse to renew, the existing contractual arrangements we have with them and Jiangsu EZGO. Any failure by Jiangsu EZGO or equity holders of Jiangsu EZGO to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In the opinion of DeHeng Law Offices, our PRC counsel:

●	the ownership structure of Jiangsu EZGO and Changzhou EZGO in China does not violate any applicable PRC laws or regulations currently in effect; and

●	the contractual arrangements among Changzhou EZGO, Jiangsu EZGO and Jiangsu EZGO’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel.

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2019, 2020 and 2021, and selected balance sheet information as of September 30, 2019, 2020 and 2021 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 68.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary, (ii) Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary, and (iii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co, Co. Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

		Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(72,242)	(3,691,823)	-	(4,259,900)
(Loss) income from operations	(495,835)	116,026	(3,497,613)	-	(3,877,422)
Share of loss from subsidiaries	(2,483,120)	-	-	2,483,120	-
Share of loss from VIE and its subsidiaries	-	(2,279,373)	-	2,279,373	-
Other income (expense), net	279	156,368	(75,873)	-	80,774
Lossbefore income tax expenses (benefit)	(2,978,676)	(2,006,978)	(3,573,487)	4,762,493	(3,796,648)
Net loss	(2,978,676)	(2,483,120)	(2,714,344)	4,762,493	(3,413,647)
Less: net lossattributable to non-controlling interests	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(2,978,676)	(2,483,120)	(2,279,373)	4,762,493	(2,978,676)

		Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	$15,243,282	$-	$15,243,282
Cost of revenue	-	-	(13,704,248)	-	(13,704,248)
Gross profit	-	-	1,539,034	-	1,539,034
Operating expenses	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	71,966	-	71,966
Share of income from subsidiaries	147,174	-	-	(147,174)	-
Share of income from VIE and its subsidiaries	-	147,174	-	(147,174)	-
Other income, net	-	-	378,395	-	378,395
Income before income tax expenses	147,174	147,174	450,361	(294,348)	450,361
Net income	147,174	147,174	276,922	(294,348)	276,922
Less: net income attributable to non-controlling interests	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	147,174	147,174	147,174	(294,348)	147,174

		Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	$1,371,201	$-	$1,371,201
Cost of revenue	-	-	(246,736)	-	(246,736)
Gross profit	-	-	1,124,465	-	1,124,465
Operating expenses	-	-	(348,602)	-	(348,602)
Income from operations	-	-	775,863	-	775,863
Share of income from subsidiaries	1,738,123	-	-	(1,738,123)	-
Share of income from VIE and its subsidiaries	-	1,738,123	-	(1,738,123)	-
Other income, net	-	-	265,200	-	265,200
Income before income tax expenses	1,738,123	1,738,123	1,041,063	(3,476,246)	1,041,063
Net income	1,738,123	1,738,123	2,191,437	(3,476,246)	2,191,437
Less: net income attributable to non-controlling interests	-	-	453,314	-	453,314
Net income attributable to EZGO’s shareholders	1,738,123	1,738,123	1,738,123	(3,476,246)	1,738,123

Consolidated Balance Sheets Information

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-	$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-	-	(3,017,337)	-
Amount due from VIE	-	13,323,711		(13,323,711)	-
Amount due from Non-VIE	-	-	1,914,828	(1,914,828)	-
Amount due from EZGO	-	-	316,524	(316,524)	-
Current assets	20,145,974	18,079,192	23,880,044	(34,425,600)	27,679,610
Amount due to VIE	(316,524)	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-	(13,323,711)	13,323,711	-
Amount due to EZGO	-	(15,853,200)	(3,017,337)	18,870,537	-
Working capital	19,781,865	227,610	(1,805,035)	-	18,204,440
Investment in non-VIE subsidiaries	8,736,137	-	-	(8,736,137)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	6,590,089	-	(6,590,089)	-
Assets	28,882,111	40,512,281	38,212,105	(65,594,827)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-	16,316,861	-	16,316,861
Working capital	-	-	9,644,208	-	9,644,208
Investment in non-VIE subsidiaries	8,869,462	-	-	(8,869,462)	-
Equity in the VIE and its subsidiaries through the VIE Agreements		8,869,462		(8,869,462)	-
Assets	8,869,462	8,869,462	19,817,798	(17,738,924)	19,817,798

	As of September 30, 2019
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-	16,694,687	-	16,694,687
Working capital	-	-	9,860,560	-	9,860,560
Investment in non-VIE subsidiaries	8,226,779	-	-	(8,226,779)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	8,226,779	-	(8,226,779)	-
Assets	8,226,779	8,226,779	19,171,950	(16,453,558)	19,171,950

Consolidated Cash Flows Information

		Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(4,353,568)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-	-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-	-	15,853,200	-
Loan to VIE	-	(13,323,711)	-	13,323,711	-
Amount due from Changzhou EZGO	-	-	(1,914,828)	1,914,828	-
Others(1)	-	-	(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(13,323,711)	(12,952,082)	34,109,076	(11,037,254)
Loans from EZGO	-	15,853,200	3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-	13,323,711	(13,323,711)	-
Amount due to VIE	-	1,914,828	-	(1,914,828)	-
Proceeds from issuance of ordinary shares in connection with IPO, net of issuance cost	20,947,182	-	-	-	20,947,182
Others(2)	-	-	1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	17,768,028	18,157,942	(34,109,076)	22,764,076
Effect of exchange rate changes	-	-	78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	90,749	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.
(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	(3,293,115)	-	(3,293,115)

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$-	$-	$(2,702,167)	$-	$(2,702,167)
Total cash used in investing activities	-	-	(1,922,326)	-	(1,922,326)
Total cash provided by financing activities	-	-	8,217,985	-	8,217,985
Effect of exchange rate changes	-	-	12,778	-	12,778
Net increase in cash, cash equivalents and restricted cash	-	-	3,606,270	-	3,606,270

Transfer of Cash Through our Organization

Prior to the completion of our initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company EZGO transferred funds through a shareholder loan to EZGO HK. EZGO HK transferred funds through an increase in the registered capital to Changzhou EZGO. EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2021, EZGO provided interest-free loan of $15,853,200 to EZGO HK; EZGO also paid $3,017,337 on behalf of VIE for the acquisition of Tianjin Jiahao and insurance fees; and EZGO HK injected registered capital of $15,843,000 to Changzhou EZGO. Changzhou EZGO provided loans of $13,323,711 to the VIE and have $1,914,828 payables to the VIE. The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,878,735	5%
June 9, 2021	June 8, 2026	$2,327,241	5%
June 22, 2021	June 21, 2026	$3,878,735	5%
September 17, 2021	September 16, 2024	$620,598	4%
September 29, 2021	September 28, 2024	$2,618,402	4%
Total		$13,323,711

Foresaid transactions would be eliminated upon consolidation.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through its consolidated VIE, Jiangsu EZGO and its subsidiaries and with all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our WFOE only through loans or capital contributions, and to our VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries and VIE in the PRC generate and retain cash generated from operating activities and re-invest it in their business, respectively. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiary or our VIE has made any dividends or distributions to our holding company or any U.S. investors as of the date of this report. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.”

As of September 30, 2021, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China - There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2021, we own approximately 35,047.8 square meters (approximately 377,251.4 square feet) of real estate, and we leased an aggregate of approximately 13,080 square meters (approximately 140,791.9 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Owned Properties

Address	Size	Ownership	Expiration
184 Xiangyuan Road, Chagugang Town, Wuqing District, Tianjin	35,047.8 square meters (approximately 377,251.4 square feet	Tianjin Jiahao Bicycles Co., Ltd.	December 4, 2057

Leased Properties

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB2,394 per month (approximately $352.6)	April 24, 2023

A201-202, A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	235 square meters (approximately 2,529.5 square feet)	RMB9,165 per month (approximately $1,349.9)	April 24, 2023

3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB6,000 per month (approximately $883.7)	January 9, 2024

West Side of Jingjin Road, Nancai Village, Wuqing District, Tianjin	10,000 square meters (approximately 107,639.1 square feet)	RMB35,000 per month (approximately $5,154.9)	July 31, 2025

No. 68, Miaoma Road East, Wujin District, Changzhou City	430 square meters (approximately 4,628.5 square feet)	RMB60,000 per year (approximately $8,837.0)	June 30, 2023

No. 70-72 Luofeng Manor Road, Rui’an City, Tangxiazhen, Wenzhou City, Zhejiang Province	55 square meters (approximately 592.0 square feet)	RMB40,000 per year (approximately $5,891.4)	June 1, 2022

3rd Floor, No. 3 Office Building, No. 802, Xiliucunhu Xixin West District, Hengshanqiao Town, Economic Development Zone, Changzhou, Jiangsu Province	2,000.0 square meters (approximately 21,527.8 square feet)	RMB360,000 per year (approximately $53,022.7)	January 9, 2024

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

Overview

Our vision is to build a leading short-distance transportation solution provider in China. Leveraging our IoT management platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and cells, complemented by sale of battery packs, and our charging pile business.

Currently, we (i) design, manufacture, and sell e-bicycles and e-tricycles; (ii) sell lithium batteries; and (iii) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices.

For the fiscal years ended September 30, 2019, 2020 and 2021, our revenues were $1,371,201, $15,243,282 and $23,422,006, respectively. We incurred a net income of $2,191,437 and $276,922 for the fiscal years ended September 30, 2019 and 2020, respectively and a net loss of $3,413,644 for the fiscal year ended September 30, 2021. We currently generate most of our revenues from e-bicycles sales and battery packs sales. We plan to focus on completing our ecological chain of e-bicycles from manufacture to sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our e-bicycle sales volume;

●	our ability to enhance our smart charging piles volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

COVID-19

The outbreak of novel coronavirus (COVID-19) began in December 2019 and was quickly declared as a Public Health Emergency of International Concern on January 30, 2020 by the World Health Organization. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of our revenue is generated from and workforce are concentrated in China. Consequently, the COVID-19 Outbreak has materially adversely affected our business operations and financial condition, operating results and cash flow for the fiscal year 2020. However, as COVID-19 has been contained in the PRC since the second quarter of 2020, and the impact from COVID-19 has therefore been mitigated. Our production of new e-bicycles resumed and we also accelerated research and development of new e-bicycles to meet the market demands. From the fiscal year ended September 30, 2020, we developed more than 20 types of new e-bicycles, three of which comply with the New National Standard. Further, due to increasing customer demands for the New National Standard e-bicycles and the steady industry sentiment, and Tianjin Dilang’s acceptance of more orders from various exhibitions, revenues generated from sales of e-bicycles has increased by $11,061,210 or 10,628% for the fiscal year ended September 30, 2020 as compared to the fiscal year ended September 30, 2019 and revenues generated from sales of e-bicycles has increased by $7,067,247 or 63% for the fiscal year ended September 30, 2021 as compared to the fiscal year ended September 30, 2020.

Jiangsu Cenbird started to expand its wholesaler channels in Changzhou and Wuxi with goals of “affordable e-bicycles with higher quality” and “100 stores in one city, shared with value” since March 2020. Tianjin Dilang started “town and village full-coverage” activities to increase the brand awareness since January 2020. We still continuously focus on expand business by attending various exhibitions.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2019, 2020 and 2021, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Years Ended September 30, 2019, 2020 and 2021

	For the fiscal years ended September 30,
	2019	2020	2021

Net revenues	$1,371,201	$15,243,282	$23,422,006
Cost of revenues	(246,736)	(13,704,248)	(23,039,528)
Gross profit	1,124,465	1,539,034	382,478
Selling and marketing expenses	(28,995)	(385,722)	(1,558,719)
General and administrative expenses	(319,607)	(1,081,346)	(2,701,178)
Total operating expenses	(348,602)	(1,467,068)	(4,259,897)
Income (loss) from operations	775,863	71,966	(3,877,419)
Total other income, net	265,200	378,395	80,774
Income (loss) from continuing operations before income tax expense	1,041,063	450,361	(3,796,645)
Income tax (expense) benefit	(273,927)	(116,063)	419,405
Net income (loss) from continuing operations	767,136	334,298	(3,377,240)
Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Net income (loss)	2,191,437	276,922	(3,413,644)
Net income (loss) from continuing operations	767,136	334,298	(3,377,240)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	403,334	129,748	(434,971)
Net income (loss) attributable to our shareholders from continuing operations	363,802	204,550	(2,942,269)
Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Less: Net income attributable to non-controlling interests from discontinued operation	49,980	-	-
Net income (loss) attributable to our shareholders from discontinued operation	1,374,321	(57,376)	(36,404)
Net income (loss) attributable to our shareholders	$1,738,123	$147,174	$(2,978,673)

Segment Information

We have determined that the Company operates in two operating segments for the fiscal years ended September 30, 2019, 2020 and 2021: (i) battery cells and packs segment; and (ii) e-bicycle sales segment. The battery cells and packs segment engaged in selling battery packs. The e-bicycle sales segment sells e-bicycles offline to regional exclusive distributors and wholesalers and on various online e-commerce platforms to individual customers.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the fiscal years ended September 30, 2019, 2020 and 2021:

	Fiscal year ended September 30, 2019
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	1,253,569	104,080	1,357,649	13,552	1,371,201
Depreciation and amortization	-	(424)	(424)	(3,178)	(3,602)
Segment income (loss) before tax	1,119,568	32,994	1,152,562	(111,499)	1,041,063
Segment gross profit margin	96%	(2%)	87%	39%	86%

	Fiscal year ended September 30, 2020
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	3,148,156	11,165,290	14,313,446	929,836	15,243,282
Depreciation and amortization	(2,318)	(82,896)	(85,214)	(466)	(85,680)
Segment income before tax	251,731	169,452	421,183	29,178	450,361
Segment gross profit margin	15%	9%	11%	10%	11%

	Fiscal year ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	4,288,366	18,232,537	22,520,903	901,103	23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	(4.4%)	1.6%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The increase of depreciation and amortization from the fiscal year ended September 30, 2019 to the fiscal year ended September 30, 2020 was primarily due to the increase from e-bicycle sales segment. The depreciation and amortization increased by 2,279% to $85,680 for the fiscal year ended September 30, 2020 from $3,602 for the fiscal year ended September 30, 2019, representing a significant increase. The significant increase was consistent with the increase of revenue from e-bicycle sales, and we purchased more equipment for e-bicycle manufacturing and quality testing.

The depreciation and amortization of e-bicycle sales segment increased by 68% or $56,605 from the fiscal year ended September 30, 2020 to the fiscal year ended September 30, 2021, which was consistent with the increase of revenue from e-bicycle sales. The depreciation and amortization of unallocated increased by $329,077 to $329,543 for the fiscal year ended September 30, 2021 from $466 for the same period in 2020, the increase was mainly due to the depreciation of our charging piles equipment.

Segment income/loss before tax

The income before tax of battery cells and packs segment decreased by $867,837 to $251,731 for the fiscal year ended September 30, 2020 from $1,119,568 for the fiscal year ended September 30, 2019, representing a significant decrease of approximately 78%. The significant decrease was primarily due to the revenue from battery cell trading business decreased to $nil for the fiscal year ended September 30, 2020, which was recognized on a net basis.

The income before tax of battery cells and packs segment decreased by $234,829 to $16,902 for the fiscal year ended September 30, 2021 from $251,731 for the fiscal year ended September 30, 2020, representing a significant decrease of approximately 93%. The loss was primarily due to a low profit margin of 3.2% for the fiscal year ended September 30, 2021.

The income before tax of e-bicycle sales segment increased by $136,458 to $169,452 for the fiscal year ended September 30, 2020 from $32,994 for the fiscal year ended September 2019, representing a significant increase of approximately 414% due to a gradual increase of sale price of e-bicycles as the market demand increased and a gradual decrease of unit cost of sales as the purchase volume increased during the fiscal year ended September 30, 2020.

We had a loss before tax of e-bicycle sales segment of $2,034,515 for the fiscal year ended September 30, 2021, and an income before tax of $169,452 for the fiscal year ended September 30, 2020. The significant loss in 2021 fiscal year was primarily due to reduced unit price of e-bicycles and increased advertising in order to increase our sales volume and market share.

We had a loss before tax of unallocated of $1,779,032 for the fiscal year ended September 30, 2021, and an income before tax of $29,718 for the fiscal year ended September 30, 2020. The loss in 2021 fiscal year was primarily due to the expenditures of charging piles business, and the expensing of professional after the success of our IPO.

Components of Results of Operations

Years Ended September 30, 2019, 2020 and 2021

Net revenues

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the fiscal years ended September 30, 2019, 2020 and 2021, respectively:

		For the fiscal years ended September 30,
	Segment	2019	2020	2021
Sales of batteries and battery packs	Battery cells and packs segment	1,253,569	3,148,156	4,288,366
Sales of e-bicycles	E-bicycle sales segment	104,080	11,165,290	18,232,537
Others		13,552	929,836	901,103
Net revenues		$1,371,201	15,243,282	$23,422,006

Our revenues from continuing operations for the fiscal years ended September 30, 2019, 2020 and 2021 were $1,371,201, $15,243,282 and $23,422,006, respectively. The significant increase in revenues from the fiscal year ended September 30, 2019 to the fiscal year ended September 30, 2020 were mainly driven by the increase of sales of battery cells and package and sales of e-bicycles. The significant increase in revenues from the fiscal year ended September 30, 2020 to the fiscal year ended September 30, 2021 were mainly due to the increase of sales of e-bicycles by reducing our unit price of e-bicycles and increasing advertising.

The sales of e-bicycles segment engaged in online and offline sale. The sales of e-bicycles increased by 63.3% to $18,232,537 for the fiscal year ended September 30, 2021 from $11,165,290 for the fiscal year ended September 30, 2020. Since the business started in September 2019, for the long-term development of the business, we have built up a production line for manufacturing Dilang e-bicycles. We also target for a rapid growth in the offline e-bicycles sales market. As such, our main sales channels are through our regional exclusive distributor and wholesaler. We also sell on internet distribution channels, such as Taobao, and Pinduoduo, and our self-developed Yidianxing application.

The battery cells and packs segment are engaged in the selling of battery packs. The revenue from sales of battery packs for the fiscal year ended September 30, 2020 was $3,148,156, as compared to $1,253,569 for the fiscal year ended September 30, 2019 as we take efforts to seize more market shares.

The revenue from sales of battery packs for the fiscal year ended September 30, 2021 was $4,288,366, as compared to $3,148,156 for the fiscal year ended September 30, 2020. The increase was mainly due to the increase of demand from our long-term customers.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, depreciation, maintenance, and other overhead expenses.

Our cost of revenues increased by $13,457,512, or 5,454%, to $13,704,248 for the fiscal year ended September 30, 2020 from $246,736 for the fiscal year ended September 30, 2019. The increase of percentage of the cost kept synchronized with the increased trend of revenue.

Our cost of revenues significantly increased by $9,335,280, or approximately 68%, to $23,039,528 for the fiscal year ended September 30, 2021 from $13,704,248 for the fiscal year ended September 30, 2020, which was primarily due to the increase of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, and purchase cost of battery packs for sales of battery packs. We also provided sales rebate to distributor and wholesalers, which result in the increase of our cost of revenues.

Gross profit

Gross profit for the fiscal years ended September 30, 2019, 2020 and 2021 was $1,124,465, $1,539,034 and $382,478, representing 82%, 10% and 2% of net revenues, respectively.

Gross profit margin for the fiscal year ended September 30, 2020 significantly decreased by 88% primarily due to the fact that we had no revenue in battery cells trading business which was recognized on a net basis and with a high gross profit ratio, while revenue in battery cell trading accounted for 87% of our total net revenue for the year ended September 30, 2019.

Gross profit margin for the fiscal year ended September 30, 2021 decreased from 10% to 2%, primarily due to the low margin of sales of e-bicycles, which is accounting for a large proportion of our total revenue, thus, the total gross profit rate converged with that of sales of e-bicycles. In order to expand sales volume and increase market share, we reduced unit price of e-bicycle and provided sales rebate to distributor and wholesalers, which resulted in the low margin of sales of e-bicycles for the year ended September 30, 2021.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and welfare expenses, advertising expenses, and freight expenses. Our selling and marketing expenses increased by $356,727, or approximately 1,230%, to $385,722 for the fiscal year ended September 30, 2020 from $28,995 for the fiscal year ended September 30, 2021, was primarily due to the more salespersons were hired with the business expansion on sales of e-bicycles, which is line with the increase in our net revenue. Our selling and administrative expenses increased by $1,172,977, or approximately 304%, to $1,558,719 for the fiscal year ended September 30, 2021 from $358,722 for the fiscal year ended September 30, 2020, was primarily due to more salespersons were hired and more promotion were made for expanding sales volume and increasing market share of e-bicycles.

General and administrative expenses

Our general and administrative expenses significantly increased by $761,739, or approximately 238%, to $1,081,346 for the fiscal year ended September 30, 2020 from $319,607 for the fiscal year ended September 30, 2019. Such a significant increase was attributed to the significant increase of research and development expenses for designing of Dilang and Cenbird e-bicycle models.

Our general and administrative expenses significantly increased by $1,619,832, or approximately 150%, to $2,701,178 for the fiscal year ended September 30, 2021 from $1,081,346 for the fiscal year ended September 30, 2020. The increase was attributed to the significant increase of the expenses of Liability Insurance of Directors, consulting fee for the acquisition of Tianjin Jiahao and research and development fee and staff expenses.

Income tax expense/benefit

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expense amounted to $273,927 and $116,063 for the fiscal years ended September 30, 2019 and 2020, respectively and we also incurred an income tax benefit of $419,405 for the fiscal years ended September 30, 2021. The income tax benefit was generated from the deferred tax asset due to a net loss recorded in 2021 and was partially offset by the deferred tax asset valuation allowance.

Net income/loss from continuing operations

Our income from continuing operations for the fiscal years ended September 30, 2019 and 2020 was $767,136 and $334,298, respectively. In addition, we incurred a net loss of $3,377,240 from continuing operations for the fiscal year ended September 30, 2021.

Income/loss from discontinued operation, net of tax

Our income from discontinued operation was $1,424,301 for the fiscal year ended September 30, 2019, and our loss from discontinued operation was $57,376 and $36,404 for the fiscal year ended September 30, 2020 and 2021, respectively. We made a profit from discontinued operation for the fiscal year ended September 30, 2019 mainly due to the sale of remaining self-manufactured battery cells. We recorded losses for the fiscal years ended September 30, 2020 and 2021 primary due to the decrease of rental revenue. The decrease was due to the decline of customers’ demands and the termination of the rental contract with our sublease under the impact of COVID-19.

Net income/loss

As a result of the foregoing, our net income for the fiscal years ended September 30, 2019 and 2020, was $2,191,437 and $276,922 respectively. We recorded a net loss of $3,413,644 for the fiscal years ended September 30, 2021.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contributions, initial public offering, registered direct offering and from operations. We received net proceeds of approximately $10.85 million in our initial public offering in January, 2021 and received net proceeds of approximately $10.88 million in the previous registered direct offering in June 2021. We plan to support our future operations primarily from cash generated from our operations. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2021, we had cash and cash equivalents of $4,774,531 and a total working capital of $18,204,440, $18,921,664 of which was from continuing operations and the current liabilities exceeds the current assets by $717,224 for discontinued operation.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our VIE arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare a dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from the offering in January 2021 and June 2021, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and consolidated VIE in the PRC are subject to certain statutory limits. We are able to use all of the net proceeds from offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We have used $10.43 million of the net proceeds for the acquisition of Tianjin Jiahao, and expect to continue using the net proceeds in the PRC in the form of Renminbi and, therefore, our PRC subsidiary and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the fiscal years ended September 30,
	2019	2020	2021
Net cash (used in) provided by operating activities, continuing operations	$(8,038,610)	$3,895,871	$(6,871,446)
Net cash provided by used in operating activities, discontinued operation	5,336,443	128,898	615,011
Net cash used in investing activities, continuing operations	(1,048,998)	(4,485,811)	(11,436,429)
Net cash (used in) provided by investing activities, discontinued operation	(873,328)	1,135,964	399,175
Net cash provided (used in) by financing activities, continuing operations	8,217,985	(4,004,361)	22,764,076
Effect of exchange rate changes	12,778	36,324	78,968
Net increase (decrease) in cash, cash equivalents, and restricted cash	$3,606,270	$(3,293,115)	$5,549,355

Years ended September 30, 2019, 2020 and 2021

Operating Activities

Net cash used in continuing operating activities was $6,871,446 for the fiscal year ended September 30, 2021, primarily derived from (a) a net loss from continuing operations of $3,377,240, adjusted by depreciation and amortization of $469,848; (b) an increase of advance to suppliers of $4,514,366 was primarily due to prepayments made for our e-bicycles sales business; c) an increase of amount due from related parties of $3,062,904 was primarily due to prepayments made for our e-bicycles sales business to related parties, and offset by a) an increase of accrued expenses and other payables of $3,026,677, and b) a decrease of note receivable of $1,736,538 due to the collection of receivable outstanding.

Net cash provided by discontinued operating activities was $615,011 for the fiscal year ended September 30, 2021, primarily derived from (a) a net loss from discontinuing operations of $36,404, adjusted by depreciation and amortization of $292,739; (b) a decrease of accounts receivable of $328,631; (c) a decrease of prepaid expense and other current assets of $363,640 and was offset by a decrease of accrued expenses and other payable of $298,237.

Net cash provided by continuing operating activities was $3,895,871 for the fiscal year ended September 30, 2020, mainly derived from (a) a net income from continuing operations of $334,298, adjusted by depreciation and amortization of $85,680; (b) a decrease of advance to suppliers of $4,310,499; (c) an increase of accrued expenses and other payables of $2,510,145; (d) a decrease of inventories of $1,568,669, and e) a decrease of amount due from related parties of $1,839,439, and offset by a) an increase of accounts receivable of $6,093,585, and (b) an increase of note receivable of $1,612,995. The decrease in advance to suppliers and amount due from related parties were primarily due to delivery of e-bicycles from the suppliers and related parties during the fiscal year ended September 30, 2020 and we managed to obtain credit term from suppliers as we increased purchase for the fiscal year ended September 30, 2020. The increase in accrued expenses and other payables were primarily due to the increase of value-added tax payable, which was in line with the increase of our revenue. The increase in accounts receivable and note receivable was primarily due to the increase of sales of e-bicycles.

Net cash provided by discontinued operating activities was $128,898 for the fiscal year ended September 30, 2020, mainly derived from (a) a net loss from discontinued operation of $57,376, adjusted by depreciation and amortization of $933,176 and the gain from the disposal of property, plants and equipment of $542,320; and (b) an increase of accounts receivables of $232,896.

Net cash used in continuing operating activities was $8,038,610 for the fiscal year ended September 30, 2019, mainly derived from (a) an increase of advance to suppliers of $7,105,732; (b) an increase of amount due from related parties of $4,971,495; (c) an increase of inventories of $450,926; (d) a decrease of accounts payable of $404,654; and (e) a decrease of accrued expenses and other payables of $2,538,098; offset by (a) a net income from continuing operations of $767,136; (b) a decrease of accounts receivable of $4,092,954; (c) a decrease of prepaid expenses and other current assets of $2,289,075; and (d) an increase of income tax payable of $138,888. The increase in advance to suppliers and amount due from related parties were primarily due to the increase in purchases of e-bicycles for our e-bicycles sales business, which was launched in August 2019. The increase in inventories was primarily due to the increase in purchase of raw materials and finished goods for businesses expansion. The decrease in accounts payable was because some suppliers has shortened their credit terms and the Company has made payments to them accordingly. The decrease in accrued expenses and other payables were primarily due to the payment in fiscal year 2019 for the copper foil transactions occurred in August 2018. The decrease in accounts receivable was primarily due to the shortened credit term given to our sublease agents and we accelerated the collection of accounts receivable in order to satisfy our working capital requirement. The decrease in prepaid expenses and other current assets was primarily due to the full collection of receivables from our copper foil trading business for the fiscal year ended September 30, 2019, which was partially offset by the increase of other receivables from the sale of our battery production line. The increase in the income tax payable was primarily due to the increase in the taxable income.

Net cash provided by discontinued operating activities was $5,336,443 for the fiscal year ended September 30, 2019, mainly derived from (a) a net income from discontinued operation of $1,424,301, adjusted by depreciation and amortization of $1,009,604, the loss from the disposal of property, plants and equipment of $151,298; and (b) a decrease of inventories of $1,966,958; (c) a decrease of prepaid expenses and other current assets of $397,578. The decrease in inventories was primarily due to the remaining inventories related to self-manufactured battery cells sold after the termination of the business. The decrease in prepaid expenses and other current assets was primarily due to the deductible value-added tax declined for the fiscal year ended September 30, 2019 as there was no purchase for our battery cells manufacturing business.

Investing Activities

For the fiscal year ended September 30, 2021, net cash used in investing activities for the continuing operations was $11,436,429, which was primarily due to purchases of property, plants and equipment of $6,723,468 and intangible asset of $4,497,426, which was primarily due to the purchase of the factory and land use right from the acquisition of Tianjin Jiahao, which was partially offset by the proceeds from disposal of property, plants and equipment of $453,652.

For the fiscal year ended September 30, 2021, net cash provided by investing activities for the discontinued operations were $399,175 which was primarily due to a proceed from disposal of equipment.

For the fiscal year ended September 30, 2020, net cash used in investing activities for the continuing operations was $4,485,811, consisted of (a) the purchase of property, plants and equipment in the amount of $2,344,667; and (b) purchase of short-term investments in the amount of $2,141,144.

For the fiscal year ended September 30, 2020, net cash provided by investing activities for the discontinuing operations was $1,135,964, mainly consisted of a proceed from disposal of equipment.

For the fiscal year ended September 30, 2019, net cash used in investing activities for the continuing operations was 1,048,998 mainly consisted of the purchase of equipment in the amount of $1,255,353.

For the fiscal year ended September 30, 2019, net cash used in investing activities for the discontinued operation was $873,328, consisted of the purchase of equipment in the amount of $1,890,916, which was offset by the proceeds from disposal of property, plants and equipment in the amount of $1,017,588

Financing Activities

For the fiscal year ended September 30, 2021, net cash provided by financing activities for the continuing operations was $22,764,076, primarily consisted of (a) cash receipts from equity issuance in the amount of $20,947,182; and (b) the collection of loan from a shareholder in the amount of $1,821,847.

For the fiscal year ended September 30, 2020, net cash used in financing activities for the continuing operations was $4,004,361, mainly consisted of (a) repayment of the loan to related parties in the amount of $4,289,426 and (b) a loan to a shareholder in the amount of $377,634, which was offset by a collection from a shareholder in the amount of $391,116.

For the fiscal year ended September 30, 2019, net cash provided by financing activities for the continuing operations was $8,217,985, mainly consisted of proceeds from interest-free borrowings from shareholders in the amount of $4,374,249, and a capital contribution in the amount of $4,261,636.

For the fiscal years ended September 30,2019, 2020 and 2021, there were no cash flows from financing activities for the discontinued operations.

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

Operating Lease

Our operating lease contractual obligations as of September 30, 2021 were as follows:

Payments due by period
Year ending September 30,
2022	$219,020
2023	141,527
2024	83,807
2025	54,319
2026 and thereafter	-
Total	$498,673

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2021.

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

(b) Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property, plants and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c) Comparability due to discontinued operation. Certain accounts in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended September 30, 2019, 2020 and 2021, and balances in the Consolidated Balance Sheet as of September 30, 2020 and 2021, and cash flows in the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2019, 2020 and 2021, and related notes have been retrospectively adjusted to reflect the effect of discontinued operations. See Note 13 for details of discontinued operations.

(d) Discontinued operation. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2020 and 2021. The results of operations of discontinued operation for the fiscal years ended September 30, 2019, 2020 and 2021 have been reflected separately in the Consolidated Statements of Income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the fiscal years ended September 30, 2019, 2020, and 2021 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

(e) Fair Value Measurement. The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

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

The carrying amount of our financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, amount due to related parties, short-term borrowings, and accounts payable and advances from customers.

(f) Cash and cash equivalents. Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(g) Restricted Cash. Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

As of September 30, 2020 and 2021, the Company had restricted bank deposits of $17,932 and $1,115,354, respectively. The balance as of September 30, 2020 represented the restricted bank deposits in the bank account, which cannot be withdrawn or used without the bank’s approval. The balances as of September 30, 2021 mainly represented the restricted deposits in two escrow account set up by the Company with two third-party escrow agents respectively in the United States. The Company funded such account with the public offering on the Nasdaq Capital Market (“Nasdaq”) that may be utilized to fund any bona fide indemnification claims. All funds cannot be withdrawn or used until the applicable period expires.

(h) Short-term investments. Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at fair value and interest income is recognized in earnings. The unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized.

The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Income. For the fiscal years ended September 30, 2019, 2020 and 2021, the Company did not record any OTTI.

(i) Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer creditworthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the fiscal years ended September 30, 2019, 2020 and 2021, the Company recorded bad debt expense of $nil, $20,790, and $1,321, respectively, against its accounts receivable.

(j) Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. The write-downs recognized for the inventories for the fiscal years ended September 30, 2019, 2020 and 2021 is $nil, $nil and $114,964.

(k) Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the fiscal years ended September 30, 2019, 2020 and 2021, the Company provided bad debt expense of $83,370, $nil, and $nil, respectively, against advance to suppliers.

(l) Property, plants and equipment, net. Property, plants and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 years
Equipment for rental business	2.5-5 Years
Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

(m) Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 36.5 years and will expire on December 4, 2057.

(n) Impairment of Long-lived Assets. In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the fiscal years ended September 30, 2019, 2020 and 2021.

(o) Equity investments without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in accordance with ASC topic 321, Investments – Equity Securities.

(p) Value Added Tax. EZGO’s China subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

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

(q) The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading. The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

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

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 13 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

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

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries. As of September 30, 2020 and 2021, the Company recognized advances from customers amounted to $154,554 and $94,899, respectively.

The revenue from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease and its own application named Yidianxing are revenue from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for the fiscal years ended September 30, 2019, 2020 and 2021 (see Note 13 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the fiscal years ended September 30, 2019, 2020 and 2021, respectively:

	For the fiscal years ended September 30,
	2019	2020	2021
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$171,464	$14,313,446	$22,520,903
Battery cell trading	1,186,185	-	-
Others	13,552	929,836	901,103
Net revenues	$1,371,201	$15,243,282	$23,422,006

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2020 and 2021.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(r) Cost of Revenue. Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(s) Income taxes. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

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

(t) The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

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

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2020 and 2021 were translated at RMB6.7896 to $1.00 and at RMB6.4434 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Income and Cash Flows for the fiscal years ended September 30, 2019, 2020 and 2021 were RMB6.8698 to $1.00, RMB7.0056 to $1.00 and RMB6.5072 to $1.00, respectively.

(u) Non-controlling Interest. A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Income.

(v) Segment Reporting. The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments: (1) Battery cells and packs segment, and (2) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(w) Net Income (loss) Per Share. Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(x) Comprehensive Income (loss). Comprehensive income (loss) is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive (income) loss consist of foreign currency translation adjustments and unrealized gain on available for sale short term investments.

(y) Commitments and Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(z) Recent Accounting Standards. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

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

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and November 2021 were increases of 2.9%, 2.5% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	34	Chief Executive Officer and Director
Jingyan Wu	51	Chief Financial Officer
Shuang Wu	39	Chief Operating Officer
Di Wu	53	Director
Guanghui Yang	59	Independent Director
Robert Johnson	53	Independent Director
Guanneng Lai	35	Independent Director

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

Executive Officers and Directors

Jianhui Ye has been serving as our Chief Executive Officer and Director since August 2019, the General Manager of Hengmao Power Battery since October 2017 and the Chief Executive Officer and Director of our VIE, Jiangsu EZGO, since August 2019. Mr. Ye is responsible for our daily operations and formulation of our business strategies. Since September 2017, Mr. Ye has also been serving as the general manager of Zhuhai Dinghua Equity Investment Management Co. Ltd., an investment company in China, to provide a platform for us to find potential partners and investors. Mr. Ye spends most of his time on our management as he is not involved in day-to-day operations of Zhuhai Dinghua Equity Investment Management Co. Ltd. From September 2016 to September 2017, Mr. Ye served as a senior investment manager of Guoyuan Securities Inc., a securities brokerage firm in Hong Kong. From July 2014 to September 2016, Mr. Ye served as a compliance risk control manager of Guangdong Juniu Investment Management Company Limited, an investment management company in China. From September 2010 to July 2014, Mr. Ye served as an investment manager of Guangzhou Huifu Enterprise Consulting Co., Ltd, a consulting company in China. Mr. Ye obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in August 2018. Mr. Ye received a bachelor’s degree from Shenzhen University in July 2010.

Jingyan Wu has been serving as our Chief Financial Officer and the Chief Financial Officer of our VIE, Jiangsu EZGO, since September 1, 2020. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is currently a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

Shuang Wu has been serving as our Chief Operating Officer and the Chief Operating Officer of our VIE, Jiangsu EZGO since August 2019. Mr. Wu has extensive experience in operation and marketing. Mr. Wu has been serving as the Senior Manager of Changzhou Yizhiying IoT since August 2018. From June 2015 to December 2017, Mr. Wu served as a Senior Manager of Shanghai Dafeng Investment Group, an investment company in China. From November 2011 to December 2014, Mr. Wu served as the Assistant to General Manager of Travelex, a well-known currency exchange company in the world. From June 2009 to November 2011, Mr. Wu served as a Financial Advisor of Westpac Bank Mr. Wu received his bachelor’s degree from Massey University of New Zealand in April 2007 and master’s degree from Massey University of New Zealand in August 2016.

Di Wu has been serving as our director since March 2019. She has also been serving as a Deputy General Manager of Changzhou Hengmao Power Battery Technology Co., Ltd. since May 2014. Ms. Wu co-founded Hengmao Power Battery in May 2014 with Dr. Henglong Chen. She received an associate degree from Shanghai Second Medical College in July 1990.

Robert Johnson has been serving as our independent Director and the chairman of the audit committee since December 2020. He has been serving as the financial controller of BAS Holdings Investments, LLC since February 2020. From January 2017 to January 2020, he served as the financial controller for Lionstone Development, LLC and from July 2015 to December 2016, Mr. Johnson served as an independent consultant. From June 2010 to June 2015, he served as the financial controller of BSL Capital, Inc. From September 2005 to June 2010, Mr. Johnson served as a senior tax accountant of CBIZ MHM, LLC, an accounting services provider and business consulting company in Miami, Florida. From January 2004 to September 2005, Mr. John served as a tax accountant of Mallah Furman and Company in Miami, Florida. Mr. Johnson received a dual bachelor’s degrees from The University of Central Florida in August 2000 and a master’s of business administration degree with a specialization in professional accounting from The University of Miami in December 2003. Mr. Johnson has been a Certified Public Accountant licensed by the State of Florida since October 2005 and a Certified Management Accountant licensed by the Institute of Management Accountants since August 2013. Mr. Johnson also holds a certification in Hotel Industry Analytics from The American Hotel and Lodging Association since November 2017 and is a Certified Hospitality Accountant Executive licensed by the Hospitality Financial and Technology Professionals since July 2018. Mr. Johnson is also a member of the Hospitality Financial and Technology Professionals since July 2018 and has also been a member of the Institute of Management Accountants since August 2013 and a member of the American Institute of Certified Public Accountants since October 2005.

Guanghui Yang has been serving as our independent Director and the chairman of the compensation committee since July 2021. Mr. Yang has been serving as an associate professor in the School of Economics of Shenzhen University since May 1997, where previously from June 1987 to May 1997 he was a lecturer in the Department of Economics of Shenzhen University. Mr. Yang has served as a member of Shenzhen Statistical Investigation Expert Group since November 2012. From April 2008 to April 2009, he served as an expert in the Science and Technology Bureau of Shenzhen Nanshan District. From November 2004 to November 2007, he served as a member of Shenzhen Population and Family Planning Expert Committee. Mr. Yang received a bachelor’s degree in Mathematics from Lanzhou University in 1982, a master’s degree in Applied Mathematics from Huazhong University of Science and Technology in 1987 and a doctoral degree in Statistics from Xiamen University in 2006.

Guanneng Lai has been serving as our independent Director and the chairman of the nominating and corporate governance committee since December 2020. Mr. Lai has been serving a partner since December 2015 of Beijing Longan Law Firm (Shenzhen branch). In addition, Mr. Lai has been studying at Cheung Kong Graduate School of Business and pursuing a MBA degree since October 2019. From July 2011 to December 2015, Mr. Lai served as a paralegal and an associate of Beijing Longan Law Firm (Shenzhen branch). From March 2011 to June 2011, Mr. Lai served as a paralegal at Beijing Dongyuan Law Firm. From July 2010 to February 2011, Mr. Lai served as a paralegal at Beijing Yingke Law Firm. Mr. Lai received his bachelor’s degrees from China University of Political Science and Law in July 2010. He received the qualification certificate of Independent Director of Listed Company issued by Shenzhen Stock Exchange in January 2018. He also received the Arbitrator’s certificate issued by International Arbitration Court of Ganjiang New Area in May 2019. He is also a member of the Securities, Fund and Futures Legal Affairs Professional Committee of Shenzhen Lawyers Association since June 2017 and a member of the Law Committee of Shenzhen Corporate Governance Research Association since June 2017.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

For the fiscal years ended September 30, 2020 and 2021, we paid an aggregate of RMB170,500 (approximately $24,338) and RMB885,547 (approximately $136,087), respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

6.C. Board Practices

Our board of directors consists of 5 directors as of the date of this annual report. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors as of the date of this annual report. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Mr. Guanghui Yang and is chaired by Mr. Robert Johnson. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Mr. Guanghui Yang, and is chaired by Mr. Guanghui Yang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Mr. Guanghui Yang, and is chaired by Mr. Guanneng Lai. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

Terms of Directors and Officers

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Guanneng Lai, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Guanghui Yang and Robert Johnson, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jianhui Ye and Di Wu, will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

6.D. Employees

As of the date of this report, we had 115 full-time employees, and all our employees are based in China.

The following table provides the number of our employees by function as of the date of this report :

Function	Number of Full-Time Employees
Research and Development	20
Manufacture	31
Business and Marketing	35
Administrative, Human Resources and Finance	29
Total	115

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

6.E. Share Ownership

As of January 26, 2022, 13,626,891 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 13,626,891 ordinary shares outstanding as of January 26, 2022.

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 26, 2022 by:

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(2)	3,034,200	22.3
Jingyan Wu	—	—
Shuang Wu(3)	1,462,032	10.7
Di Wu(4)	963,452	7.1
Robert Johnson	—	—
Guanghui Yang	—	—
Guanneng Lai	—	—
All directors and executive officers as a group (7 persons)	5,459,684	40.1

5% shareholders:
WXYZ Group Ltd.	3,034,200	22.3
JKC Investment Holding Co., Ltd.	963,452	7.1

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	Includes 3,034,200 ordinary shares owned directly by WXYZ Group Ltd., of which Jianhui Ye, our Chief Executive Officer, is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(3)	Includes (i) 663,936 ordinary shares owned directly by Xingcaitong Growth 2 Investment Management Co., Ltd. and (ii) 459,732 ordinary shares owned directly by Xingcaitong Growth 1 Investment Management Co., Ltd., both of which Shuang Wu, our Chief Operating Officer, is the sole director and holds the voting and dispositive power over the ordinary shares held by each of such entities. Also includes 338,364 shares directly held by Peiyao Ji, Mr. Wu’s spouse.

(4)	Includes 963,452 ordinary shares owned directly by JKC Investment Holding Co., Ltd., of which Di Wu, a director of the Company, is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

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

During the fiscal years ended September 30, 2019, 2020 and 2021, and to the date of this annual report, we had the following material related party transactions:

		For the fiscal years ended September 30,
Related Parties	Nature	2019	2020	2021
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Purchase of e-bicycles from a related party	-	(4,538,100)	(6,048,053)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Interest-free loan to a related party	-	856,458	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Collection of loan to a related party	-	(856,458)	-
Jiangsu Xinzhongtian Suye Co., Ltd	Purchase of e-bicycles, gears and parts from a related party	-	(851,606)	(915,213)
Jiangsu Xinzhongtian Suye Co., Ltd	Rental fee and utility fee	-	(63,378)	(146,607)
Jiangsu Xinzhongtian Suye Co., Ltd	Interest-free loan to a related party	-	185,566	-
Jiangsu Xinzhongtian Suye Co., Ltd	Collection of loan to a related party	-	(186,993)	-
Shenzhen Star Cycling Network Technology Co., Ltd	Loan to a related party	-	-	310,395
Nanjing Mingfeng Technology Co.,Ltd	Loan to a related party	-	-	228,774
Jiangsu Yimao Pure Electric Bus Co., Ltd	Purchase of battery cells for battery cell trading business	(5,334,619)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd	Purchase of raw materials and finished goods	(2,428,036)	-	-
Henglong Chen	Interest-free loan to a shareholder*	1,857,441	377,634	-
Henglong Chen	Collection of loan from a shareholder *	(683,880)	(391,116)	(1,821,847)
Henglong Chen	Transfer of third-party loans to a related party*	59,682	-	-
Huiyan Xie	Interest-free loan to a related party	101,896	-	-
Huiyan Xie	Collection of loan from a related party	(101,896)	-	-
Shenzhen Star Asset Management Co., Ltd	Rental expenses of e-bicycles	(176,862)	-	-
Shenzhen Star Asset Management Co., Ltd	Disposal of e-bicycles on behalf of a related party	(291,131)	-	-
Shenzhen Star Asset Management Co., Ltd	Purchase of e-bicycles from a related party	(873,394)	-	-
Jianhui Ye	Interest-free loan from a related party	(4,374,249)	-	-
Jianhui Ye	Repayment of interest-free loan to a related party	-	4,289,426	-
Beijing Weiqi Technology Co., Ltd	Sales of e-bicycles to a related party	-	107,314	12,341

*	As of the date of this annual report, the loans to Henglong Chen, the former chairman, have not been fully collected. The loans made to Henglong Chen which were for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, and were supposed to be repaid by July 28, 2021 (half year after the IPO). Mr. Chen failed to repay the loans in full by such date. The Company has asked Mr. Chen to execute a confirmation representing to the Company that the loans will be repaid, in full, by December 31, 2022, and expects to receive such executed confirmation on or before February 10, 2022, although there can be no assurance that such executed confirmation will be received by that date.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct our business in the PRC primarily though Jiangsu EZGO and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, Tianjin Dilang and Tianjin Jiahao, since we obtained control over Jiangsu EZGO in November 2019. For a description of these contractual arrangements, see Item 4.A - “History and Development of the Company.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $1.11 on January 26, 2022.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “EZGO.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

EZGO is a BVI company limited by shares and its affairs are governed by its memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

As provided in EZGO’s amended and restated memorandum and articles of association, subject to the BVI Act, EZGO has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. EZGO’s registered office is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

EZGO has adopted amended and restated memorandum and articles of association authorize the issuance of up to 100,000,000 ordinary shares of par value US$0.001 each and up to 10,000 preferred shares of no par value (the “Preferred Shares”).

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

EZGO’s ordinary shares have listed on Nasdaq under the symbol “EZGO.”

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

Mergers and Similar Arrangements. Under the BVI Act two or more companies, each a “constituent company,” may merge or consolidate. A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

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

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Although BVI law may permit shareholder actions by written consent, our amended and restated memorandum and articles of association provide that shareholders may not approve corporate matters by way of a written resolution.

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

BVI law and our amended and restated memorandum and articles of association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a shareholder’s meeting. As a BVI company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

BVI law has no comparable statute. As a result, we are not afforded the same statutory protections in the BVI as we would be offered by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “-- Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our amended and restated memorandum and articles of association may be amended with a resolution of our shareholders or, by resolutions of directors, except that the directors of the company shall not have the power to amend our amended and restated memorandum (a) to restrict the rights or powers of the members to amend the memorandum or articles; (b) to change the percentage of members required to pass a resolution to amend the memorandum or articles; or (c) in circumstances where the memorandum or articles cannot be amended by the members.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this report.

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the BVI applicable to us or our shareholders.

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

10.E. Taxation

The following discussion of material BVI, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

As a BVI holding company, EZGO may receive dividends from its PRC subsidiaries through its intermediary holding company in Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and relevant implanting notice, if our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unrecorded intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering and follow-on offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

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

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. RMB has gradually appreciated against U.S. dollars over the past few years. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.8698 in the fiscal year ended September 30, 2019, US$1.00 for RMB7.0056 in the fiscal year ended September 30, 2020 to US$1.00 for RMB6.4434 in the fiscal year ended September 30, 2021. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2020, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the fiscal year ended September 30, 2021 would decrease by approximately $1.9 million, $1.8 million and $0.3 million, respectively.

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future.

Credit Risk

As of September 30, 2019, 2020 and 2021, we had cash of $3,633,645, $322,598, and $4,774,531, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-249687), or the IPO Form F-1, in relation to our initial public offering of 3,038,500 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment. The IPO Form F-1 was declared effective by the SEC on December 31, 2020. Our initial public offering closed on January 28, 2021.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$1.3 million, including underwriting discounts and commissions of approximately US$0.85 million and other expenses of approximately US$0.45 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$10.85 million from our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-256311), or the follow-on offering Form F-1, in relation to our follow-on offering of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share. We sold the Units at a price of $4.68 per Unit and received gross proceeds from the follow-on offering, before deducting offering expenses payable by us, of approximately $12 million. The follow-on offering Form F-1 was declared effective by the SEC on May 26, 2021. Our follow-on offering closed on June 1, 2021. The exclusive placement agent was FT Global Capital, Inc.

After deducting discounts, commissions, and the offering expenses, we received net proceeds of approximately US$10.88 million from our follow-on offering (before the exercise of the over-allotment option).

None of the net proceeds from our follow-on offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

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

(b)	Internal Control Over Financial Reporting

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2020 and 2021, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting.

As of September 30, 2021, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

(e)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Mr. Guanghui Yang. Our board of directors has determined that Robert Johnson, Guanneng Lai and Guanghui Yang are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Robert Johnson meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.ezgotech.com.cn within four business days following the amendment or waiver. During fiscal year 2021, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at www.ezgotech.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP and Briggs & Veselka Co., respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2020	Fiscal Year Ended September 30, 2021
Audit fees*	$350,000	$250,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 16, 2021, we terminated Marcum Bernstein & Pinchuk LLP and appointed Briggs & Veselka Co. as our successor independent registered public accounting firm effective August 16, 2021 and for the fiscal year ended September 30, 2021. The termination of Marcum Bernstein & Pinchuk LLP and the appointment of Briggs & Veselka Co. was considered and approved by the audit committee.

The audit report of Marcum Bernstein & Pinchuk LLP on the financial statements as of and for the fiscal years ended September 30, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Marcum Bernstein & Pinchuk LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Marcum Bernstein & Pinchuk LLP’s engagement up to the date of termination which disagreements that, if not resolved to Marcum Bernstein & Pinchuk LLP’s satisfaction, would have caused Marcum Bernstein & Pinchuk LLP to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting, none of “reportable events,” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the fiscal years ended September 30, 2019 and 2020, and subsequently up to the date of termination.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(a)	Nasdaq Marketplace Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b)	Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-34.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)

2.1	Description of Securities*

2.2	Representative’s Warrants(2)

2.3	Form of Placement Agent Warrant(4)

2.4	Form of Investor Warrant(4)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Underwriting Agreement, dated January 25, 2021, by and between the Company and Viewtrade Securities, Inc.(2)

4.12	Indemnification Escrow Agreement, dated January 25, 2021, by and among the Company, Viewtrade Securities, Inc. and Pearlman Law Group LLP(2)

4.13	English Translation of Asset Purchase Arrangement Agreement, dated March 12, 2021, by and among Jiangsu EZGO Electronic Technologies Co., Ltd., Benlin Huang and Tianjin Jiahao Bicycle Co., Ltd.(3)

4.14	English Translation of Shares Purchase Agreement, dated April 19, 2021, by and among Jiangsu EZGO Electronic Technologies Co., Ltd., Shanghai Mingli New Energy Technology Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.(3)

4.15	Form of Placement Agency Agreement from previous follow-on offering(4)

4.16	Form of Securities Purchase Agreement from previous follow-on offering(4)

4.17	Form of Indemnification Escrow Agreement from previous follow-on offering(5)

4.17	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(6)

8.1	List of Subsidiaries of the Registrant*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101**

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F

(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-249687), filed on December 15, 2020.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 19, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 28, 2021.

(5)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333- 256311), filed on May 24, 2021.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: January 27, 2022

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2019, 2020 AND 2021

EZGO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EZGO Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of EZGO Technologies Ltd. and its Subsidiaries (collectively, the “Company”) as of September 30, 2021, and the related statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We also have audited the adjustments to the financial statements as of September 30, 2020 and for the fiscal years ended September 30, 2020 and 2019 to retrospectively apply the change in accounting for discontinued operations, as described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements as of and for the fiscal years ended September 30, 2020 and 2019 of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of September 30, 2020 and for the fiscal years ended September 30, 2020 and 2019 taken as a whole.

/s/ Briggs & Veselka Co., LLP

We have served as the Company’s auditor since 2021.

Houston, Texas
January 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to the 2019 and 2020 financial statements to retrospectively apply the reporting of discontinued operations, as described in Note 13, the consolidated balance sheets of EZGO Technologies Ltd. (the “Company”) as of September 30, 2019 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”), the 2019 and 2020 financial statements before the effects of the adjustments discussed in Note 13 are not presented herein. In our opinion, the financial statements, before the effects of the adjustments to the 2019 and 2020 financial statements to retrospectively apply the reporting of discontinued operations, as described in Note 13, present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to the 2019 and 2020 financial statements to retrospectively apply the reporting of discontinued operations, as described in Note 13, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Briggs&Veselka Co.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Bernstein & Pinchuk llp

Beijing, China

February 16, 2021

We began serving as the Company's auditor in 2019. In 2021, we became the predecessor auditor.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$322,598	$4,774,531
Restricted cash	17,932	1,115,354
Short-term investments	2,209,261	2,387,003
Accounts receivable, net	6,325,733	6,847,608
Notes receivable	1,664,310	-
Inventories, net	867,752	924,342
Advances to suppliers, net	2,700,383	7,404,538
Amount due from related parties, current	577,035	3,524,635
Prepaid expenses and other current assets, net	881,073	609,602
Current assets of discontinued operation	750,784	91,997
Total current assets	16,316,861	27,679,610
Property, plants and equipment, net	2,369,891	8,746,386
Land use right	-	4,510,849
Amount due from related parties, noncurrent	294,568	310,395
Long-term investments	-	132,621
Deferred tax assets, net	97,324	585,428
Non-current assets of discontinued operation	739,154	46,381
Total assets	$19,817,798	$42,011,670

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$299,315	$310,395
Accounts payable	298,060	650,693
Accrued expenses and other payables	3,753,817	7,142,630
Advances from customers	154,554	94,899
Income tax payable	292,940	395,483
Amount due to related parties	754,283	71,849
Current liabilities of discontinued operation	1,119,684	809,221
Total current liabilities	6,672,653	9,475,170
Total liabilities	6,672,653	9,475,170

Commitments and contingencies	-	-

Equity
Preferred shares	-	-
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2020 and 2021; 7,800,000 and 13,626,602 shares issued and outstanding as of September 30, 2020 and 2021, respectively)	7,800	13,627
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(4,737,521)	(3,152,179)
Additional paid-in capital	12,078,058	32,260,048
Statutory reserve	212,842	233,413
Retained earnings and (deficit)	1,575,630	(1,423,614)
Accumulated other comprehensive income (loss)	(259,547)	594,507
Total EZGO Technologies Ltd.’s shareholders’ equity	8,869,462	28,518,002
Non-controlling interests	4,275,683	4,018,498
Total equity	13,145,145	32,536,500

Total liabilities and equity	$19,817,798	$42,011,670

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	For the fiscal years ended September 30,
	2019	2020	2021

Net revenues	$1,371,201	$15,243,282	$23,422,006
Cost of revenues	(246,736)	(13,704,248)	(23,039,528)
Gross profit	1,124,465	1,539,034	382,478

Operating expenses:
Selling and marketing expenses	(28,995)	(385,722)	(1,558,719)
General and administrative expenses	(319,607)	(1,081,346)	(2,701,178)
Total operating expenses	(348,602)	(1,467,068)	(4,259,897)

Income (loss) from operations	775,863	71,966	(3,877,419)

Other income (expenses):
Interest expense, net	(9,712)	(14,803)	(60,756)
Other income, net	274,912	393,198	141,530
Total other income, net	265,200	378,395	80,774

Income (loss) from continuing operations before income tax expense	1,041,063	450,361	(3,796,645)
Income tax (expense) benefit	(273,927)	(116,063)	419,405
Net income (loss) from continuing operations	767,136	334,298	(3,377,240)
Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Net income (loss)	2,191,437	276,922	(3,413,644)

Net income (loss) from continuing operations	767,136	334,298	(3,377,240)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	403,334	129,748	(434,971)
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	363,802	204,550	(2,942,269)

Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Less: Net income attributable to non-controlling interests from discontinued operation	49,980	-	-
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	1,374,321	(57,376)	(36,404)
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$1,738,123	$147,174	$(2,978,673)

Net income (loss) from continuing operations per ordinary share:
Basic and diluted	$0.05	$0.03	$(0.27)
Net income (loss) from discontinued operation per ordinary share:
Basic and diluted	$0.18 *	$(0.01)	$(0.00)
Net income (loss) per ordinary share:
Basic and diluted	$0.23 *	$0.02	$(0.27)
Weighted average shares outstanding
Basic and diluted	7,800,000 *	7,800,000	10,735,606

*	The shares and per share information are presented on a retroactive basis to reflect share reorganization by way of a sub-division and surrender of shares on September 8, 2020 (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	For the fiscal years ended September 30,
	2019	2020	2021

Income (loss) from continuing operations before non-controlling interests	$767,136	$334,298	$(3,377,240)
Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Net income (loss)	2,191,437	276,922	(3,413,644)

Other comprehensive (loss) income
Foreign currency translation adjustment	(236,566)	438,839	973,379
Unrealized gain on investments in available-for-sale debt investments	-	-	58,461
Comprehensive income (loss)	1,954,871	715,761	(2,381,804)
Less: Comprehensive income (loss) attributable to non-controlling interests	409,298	171,477	(257,185)
Comprehensive income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$1,545,573	$544,284	$(2,124,619)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Preferred shares		Ordinary shares			Subscription	Receivables from a	Additional paid-in	Statutory	Retained earnings	Accumulated other comprehensive income	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares		Amount	receivable	shareholder	capital	reserve	(deficit)	(loss)	equity	interests	equity

Balance as of September 30, 2018	-	$-	7,800,000	*	$7,800	$(7,800)	$(3,602,677)	$7,816,422	$-	$(96,825)	$(464,107)	$3,652,813	$2,966,167	$6,618,980
Capital contribution	-	-	-		-	-	-	4,261,636	-	-	-	4,261,636	-	4,261,636
Non-controlling interest contribution	-	-	-		-	-	-	-	-	-	-	-	728,741	728,741
Appropriation of statutory reserve	-	-	-		-	-	-	-	187,973	(187,973)	-	-	-	-
Net income	-	-	-		-	-	-	-	-	1,738,123	-	1,738,123	453,314	2,191,437
Receivable from a shareholder	-	-	-		-	-	(1,233,243)	-	-	-	-	(1,233,243)	-	(1,233,243)
Foreign currency translation adjustment	-	-	-		-	-	-	-	-	-	(192,550)	(192,550)	(44,016)	(236,566)

Balance as of September 30, 2019	-	$-	7,800,000	*	$7,800	$(7,800)	$(4,835,920)	$12,078,058	$187,973	$1,453,325	$(656,657)	$8,226,779	$4,104,206	$12,330,985
Appropriation of statutory reserve	-	-	-		-	-	-	-	24,869	(24,869)	-	-	-	-
Net income	-	-	-		-	-	-	-	-	147,174	-	147,174	129,748	276,922
Receivable from a shareholder	-	-	-		-	-	98,399	-	-	-	-	98,399	-	98,399
Foreign currency translation adjustment	-	-	-		-	-	-	-	-	-	397,110	397,110	41,729	438,839
Balance as of September 30, 2020	-	$-	7,800,000		$7,800	$(7,800)	$(4,737,521)	$12,078,058	$212,842	$1,575,630	$(259,547)	$8,869,462	$4,275,683	$13,145,145
Issued shares of ordinary shares, net of offering cost	-	-	5,826,891		5,827	-	-	20,181,990	-	-	-	20,187,817	-	20,187,817
Net loss	-	-	-			-	-	-	-	(2,978,673)	-	(2,978,673)	(434,971)	(3,413,644)
Collection of receivable from a shareholder	-	-	-		-	-	1,585,342	-	-	-	-	1,585,342	-	1,585,342
Change in un realized fair value gain on investments	-	-	-		-	-	-	-	-	-	58,461	58,461	-	58,461
Appropriation to statutory reserve	-	-	-			-	-	-	20,571	(20,571)	-	-	-	-
Foreign currency translation adjustment	-	-	-		-	-	-	-	-	-	795,593	795,593	177,786	973,379
Balance as of September 30, 2021	-	$-	13,626,891		$13,627	$(7,800)	$(3,152,179)	$32,260,048	$233,413	$(1,423,614)	$594,507	$28,518,002	$4,018,498	$32,536,500

*	The shares and per share information are presented on a retroactive basis to reflect share reorganization by way of a sub-division and surrender of shares on September 8, 2020 (Note 15).

The accompanying notes are an integral part of these consolidated financial statement

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the fiscal years ended September 30,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	$767,136	$334,298	$(3,377,240)
Net income (loss) from discontinued operation	1,424,301	(57,376)	(36,404)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	83,370	35,323	-
Reserve for inventories	-	-	114,964
Depreciation and amortization	3,602	85,680	469,848
(Gain) loss from disposal of property, plants and equipment	(143,857)	-	14,764
Deferred tax expenses (benefit)	147,660	(63,392)	(478,141)
Changes in assets and liabilities
Accounts receivable	4,092,954	(6,093,585)	(180,212)
Notes receivable	-	(1,612,995)	1,736,538
Inventories	(450,926)	1,568,669	(124,833)
Advances to suppliers	(7,105,732)	4,310,499	(4,514,366)
Prepaid expenses and other current assets	2,289,075	537,771	(848,518)
Amount due from related parties	(4,971,495)	1,839,439	(3,062,904)
Accounts payable	(404,654)	263,957	333,318
Advances from customers	53,467	37,909	(67,293)
Accrued expenses and other payables	(2,538,098)	2,510,145	3,026,677
Income tax payable	138,888	142,153	85,952
Net cash provided by (used in) operating activities, continuing operations	(8,038,610)	3,895,871	(6,871,446)
Net cash provided by (used in) operating activities, discontinued operation	5,336,443	128,898	615,011
Total cash provided by (used in) operating activities	(2,702,167)	4,024,769	(6,256,435)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plants and equipment	(1,255,353)	(2,344,667)	(6,723,468)
Purchase of land use right	-	-	(4,497,426)
Purchase of short-term investments	-	(2,141,144)	-
Purchase of long-term investments	-	-	(131,321)
Proceed from disposal of property, plants and equipment	206,355	-	453,652
Interest-free loan to related parties	(101,896)	(1,042,024)	(537,866)
Collection of loan to related parties	101,896	1,042,024	-
Net cash used in investing activities, continuing operations	(1,048,998)	(4,485,811)	(11,436,429)
Net cash provided by (used in) investing activities, discontinued operation	(873,328)	1,135,964	399,175
Total cash used in investing activities	(1,922,326)	(3,349,847)	(11,037,254)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	41,002	294,568	307,352
Repayments of short-term borrowings	(14,082)	(22,985)	(312,305)
Proceeds from interest-free loan from a related party	4,374,249	-	-
Repayment of interest-free loan to a related party	-	(4,289,426)	-
Interest-free loan to a shareholder	(1,857,441)	(377,634)	-
Collection of loan from a shareholder	683,880	391,116	1,821,847
Cash receipts from equity issuance, net of issuance cost	-	-	20,947,182
Capital contribution	4,261,636	-	-
Contribution from non-controlling interests	728,741	-	-
Net cash provided by (used in) financing activities, continuing operations	8,217,985	(4,004,361)	22,764,076
Total cash provided by (used in) financing activities	8,217,985	(4,004,361)	22,764,076

Effect of exchange rate changes	12,778	36,324	78,968

Net increase (decrease) in cash, cash equivalents and restricted cash	3,606,270	(3,293,115)	5,549,355
Cash, cash equivalents and restricted cash, at beginning of fiscal year	27,375	3,633,645	340,530
Cash, cash equivalents and restricted cash, at end of fiscal year	$3,633,645	$340,530	$5,889,885

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$3,633,645	$322,598	$4,774,531
Restricted cash	-	17,932	1,115,354
Total cash, cash equivalents, and restricted cash	$3,633,645	$340,530	$5,889,885

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$159	$6,523
Interests paid	$19,180	$4,702	$12,107

NON-CASH ACTIVITIES:
Settlement of prepayments to a related party with inventories	$2,428,036	$-	$-
Settlement of other receivables with receivable from a shareholder	$59,682	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, as well as electric bicycles (“e-bicycle”) and battery cell trading in PRC.

The consolidated financial statements reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation/ acquisition	Place of incorporation	Percentage of effective ownership	Principal Activities

Wholly owned subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	HK	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	WFOE
Changzhou EZGO Enterprise Management Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., Wholly Foreign-owned Enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	WFOE, a holding company

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd., “Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles
Tianjin Dilang Import and Export Trading Co., Ltd. (“Dilang Trading”)	June 18, 2021	PRC	80%	Import and Export trade of e-bicycles
Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”)	June 28, 2021	PRC	100%	Production and sales of e-bicycles

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Reorganization

EZGO and its wholly-owned subsidiary EZGO HK were established as the holding companies of Changzhou EZGO. The ultimate individual shareholders of and the ownership percentage in EZGO are the same with Jiangsu EZGO on November 8, 2019. On November 8, 2019, Changzhou EZGO entered into a series of contractual arrangements with Jiangsu EZGO and its equity holders, which allow EZGO to exercise effective control over Jiangsu EZGO and receive substantially all the economic benefits of Jiangsu EZGO. These contractual agreements include Proxy Agreement, Exclusive Call Option Agreement, Exclusive Management Consulting and Technical Service Agreement, Equity Pledge Agreement, Loan Agreement and Spousal Consent Letter (collectively “VIE Agreements”).

As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Jiangsu EZGO and its subsidiaries, assumes all of risk of losses of Jiangsu EZGO and its subsidiaries and has the exclusive right to exercise all voting rights of Jiangsu EZGO’s equity holders. Therefore, the Company is considered the primary beneficiary of Jiangsu EZGO and its subsidiaries and has consolidated the assets, liabilities, results of operations, and cash flows of Jiangsu EZGO and its subsidiaries.

EZGO and Jiangsu EZGO are under common ownership before and after the reorganization, thus the consolidation of Jiangsu EZGO and its subsidiaries is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Changzhou EZGO is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO primarily conducts its business in China through Jiangsu EZGO and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and that enables it to receive substantially all the economic benefits from their operations.

Each of the VIE Agreements is described in detail below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and each of equity holders of Jiangsu EZGO, each of the equity holders irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu EZGO, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu EZGO and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each of the equity holders of Jiangsu EZGO has irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu EZGO from its equity holders. The equity holders of Jiangsu EZGO agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu EZGO, Jiangsu EZGO agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by WFOE from time to time as necessary. Jiangsu EZGO shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu EZGO may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO have pledged the 100% equity interests in Jiangsu EZGO to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and Exclusive Management Consulting and Technical Service Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration for Market Regulation (“SAMR”) in accordance with the PRC Property Rights Law.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu EZGO with loans of different amounts at an annual interest rate of 24% according to Jiangsu EZGO’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu EZGO shall not repay in advance without the written consent of WFOE while in case of certain circumstances, Jiangsu EZGO must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu EZGO have each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu EZGO held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

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

As of September 30, 2020 and 2021, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net assets of the VIE was $13,145,145 and $12,508,001 as of September 30, 2020 and 2021, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business.

The following financial information of the VIE and the wholly owned subsidiaries of VIE were included in the accompanying consolidated financial statements as of September 30, 2020 and 2021 and for the fiscal years ended September 30, 2019, 2020 and 2021:

	As of September 30,
	2020	2021
Cash	$322,598	$4,508,752
Restrict cash	17,932	15,354
Amount due from non-VIE	-	1,914,828
Amount due from EZGO	-	316,524
Current assets of discontinued operation	750,784	91,997
Total current asset	16,316,861	23,880,044
Non-current asset	3,500,937	14,332,061
Total assets	19,817,798	38,212,105
Amount due to non-VIE	-	13,323,711
Amount due to EZGO	-	3,017,337
Current liabilities of discontinued operation	1,119,684	809,221
Total current liability	6,672,653	25,704,104
Total liabilities	$6,672,653	$25,704,104

	For the fiscal years ended September 30,
	2019	2020	2021
Revenues	$1,371,201	$15,243,282	$19,628,860
Income (loss) from operations	775,863	71,966	(3,497,613)
Other income (loss), net	265,200	378,395	(75,873)
Net income (loss) from continuing operations	767,136	334,298	(2,677,940)
Income (loss) from discontinued operation, net of tax	1,424,301	(57,376)	(36,404)
Net income (loss)	2,191,437	276,922	(2,714,344)
Net income (loss) attributable to EZGO’s shareholders	$1,738,123	$147,174	$(2,279,373)

Net cash (used in) provided by operating activities	$(2,702,167)	$4,024,769	$(1,101,659)
Net cash used in investing activities	(1,922,326)	(3,349,847)	(12,952,082)
Net cash provided by (used in) financing activities	8,217,985	(4,004,361)	18,157,942

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property, plants and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c)	Comparability due to discontinued operation

Certain accounts in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended September 30, 2019, 2020 and 2021, and balances in the Consolidated Balance Sheets as of September 30, 2020 and 2021, and cash flows in the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2019, 2020 and 2021, and related notes have been retrospectively adjusted to reflect the effect of discontinued operations. See Note 13 for details of discontinued operations.

(d)	Discontinued operation

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

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2020 and 2021. The results of operations of discontinued operation for the years ended September 30, 2019, 2020 and 2021 have been reflected separately in the Consolidated Statements of Income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2019, 2020, and 2021 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(e)	Fair value measurement

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

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, amount due from related parties, amount due to related parties, short-term borrowings, accounts payable and advances from customers.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(g)	Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

As of September 30, 2020 and 2021, the Company had restricted bank deposits of $17,932 and $1,115,354, respectively. The balance as of September 30, 2020 represented the restricted bank deposits in the bank account, which cannot be withdrawn or used without the bank’s approval. The balances as of September 30, 2021 mainly represented the restricted deposits in the escrow account set up by the Company with a third-party escrow agent in the United States. The Company funded such account with the public offering on the Nasdaq Capital Market (“Nasdaq”) that may be utilized to fund any bona fide indemnification claims. All fund cannot be withdrawn or used until the applicable period expires.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(h)	Short-term investments

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

The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration, and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Income. For the years ended September 30, 2019, 2020 and 2021, the Company did not record any OTTI.

(i)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the years ended September 30, 2019, 2020 and 2021, the Company recorded bad debt expense $nil, $20,790, and $1,321, respectively, against its accounts receivable.

(j)	Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the value of inventories, in their disposal or in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. The reserve recognized for the inventories for the years ended September 30, 2019, 2020 and 2021 was $nil, $nil and $114,964, respectively.

(k)	Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2019, 2020 and 2021, the Company provided bad debt expense of $83,370, $nil, and $nil, respectively, against advance to suppliers.

(l)	property, plants and equipment, net

Property, plants and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 years
Equipment for rental business	2.5-5 Years
Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(m)	Land use right

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 36.5 years and will expire on December 4, 2057.

(n)	Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2019, 2020 and 2021.

(o)	Long term investment

Equity investments without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in accordance with ASC topic 321, Investments – Equity Securities.

(p)	Value added tax

EZGO’s China subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations.

(q)	Revenue recognition

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

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 13 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

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

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries. As of September 30, 2020 and 2021, the Company recognized advances from customers amounted to $154,554 and $94,899, respectively.

The revenue from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease and its own application named Yidianxing are revenue from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for the years ended September 30, 2019, 2020 and 2021 (see Note 13 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the years ended September 30, 2019, 2020 and 2021, respectively:

	For the years ended September 30,
	2019	2020	2021
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$171,464	$14,313,446	$22,520,903
Battery cell trading	1,186,185	-	-
Others	13,552	929,836	901,103
Net revenues	$1,371,201	$15,243,282	$23,422,006

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2020 and 2021.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r)	Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(s)	Income taxes

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

(t)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the U.S. dollar (“USD” or “$”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities, and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Comprehensive Income (loss).

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

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2020 and 2021 were translated at RMB6.7896 to $1.00 and at RMB6.4434 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Cash Flows for the fiscal years ended September 30, 2019, 2020 and 2021 were RMB6.8698 to $1.00, RMB7.0056 to $1.00 and RMB6.5072 to $1.00, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations.

(v)	Segment reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments: (1) Battery cells and packs segment, and (2) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(w)	Net income (loss) per ordinary share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(x)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive (income) loss consist of foreign currency translation adjustments and unrealized gain on available for sale short term investments.

(y)	Commitments and contingencies

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(z)	Recent Accounting Standards

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3. ACCOUNTS RECEIVABLE, NET

As of September 30, 2020 and 2021, accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2020	2021
Accounts receivable	$6,347,184	$6,881,763
Less: allowance for doubtful accounts	(21,451)	(34,155)
Accounts receivable, net	$6,325,733	$6,847,608

4. INVESTMENTS

As of September 30, 2020 and 2021, investments consisted of the following:

	As of September 30,
	2020	2021
Short-term investments:
Wealth management product(1)	$1,472,841	$1,611,015
Convertible debt instrument(2)	736,420	775,988
Total short-term investments	$2,209,261	$2,387,003
Long-term investments	-	132,621
Total investments	$2,209,261	$2,519,624

(1)	Wealth management product is deposits in a financial institution with variable interest rate and not-guaranteed principal. The wealth management product was bought on September 24, 2020, and carried at fair value. It had duration of 1.5 years, during which the Company could redeem the wealth management product at its discretion. For the fiscal years ended September 30, 2020 and 2021, there were no interest income or loss recognized in earnings. There were $nil and $58,461 unrealized gain from the changes in fair values recognized in accumulated other comprehensive income (loss) for the fiscal years ended September 30, 2020 and 2021 respectively.

(2)	Convertible debt instrument was issued by a private company and redeemable at the Company’s option. The convertible debt instrument is due on June 12, 2021, has annual interest rate of 6% and carried at fair value. For the fiscal years ended September 30, 2020 and 2021, there were $nil and $43,493 interest income or loss recognized in earnings, respectively and no unrealized gain or loss from the changes in fair values recognized in accumulated other comprehensive income (loss).

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5. INVENTORIES

As of September 30, 2020 and 2021, inventories consisted of the following:

	As of September 30,
	2020	2021
Finished goods(1)	$610,751	$635,851
Raw materials(2)	237,453	352,539
Others	19,548	52,054
Reserve	-	(116,102)
Inventories	$867,752	$924,342

(1)	Finished goods includes battery packs and e-bicycles.

(2)	Raw materials mainly include battery cells purchased by the Company for battery packs assembling and e-bicycles production.

6. ADVANCES TO SUPPLIERS, NET

As of September 30, 2020 and 2021, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2020	2021
Prepayment for purchase of e-bicycles materials	$956,192	$4,094,894
Prepayment for purchase of battery packs	1,584,605	2,953,616
Prepayment for purchase of battery cells for trading business	84,354	-
Prepayment for service fees related to e-bicycles manufacturing licenses	120,936	-
Others	38,650	444,444
	2,784,737	7,492,954
Less: allowance for doubtful accounts	(84,354)	(88,416)
Advances to suppliers, net	$2,700,383	$7,404,538

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of September 30, 2020 and 2021, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2020	2021
Prepaid construction fee(1)	$-	$384,425
Prepaid exhibition fee	-	80,796
Prepaid rental fee	53,784	74,288
Prepaid IPO related expense	759,365	-
Receivable from disposal of a production line	14,394	-
Others	67,924	70,093
Less: allowance for doubtful accounts	(14,394)	-
Prepaid expenses and other current assets	$881,073	$609,602

(1)	The balance represented prepaid construction fee for plant maintenance and renovation.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8. PROPERY, PLANTS AND EQUIPMENT, NET

As of September 30, 2020 and 2021, property, plants and equipment, net consisted of the following:

	As of September 30,
	2020	2021
Building	$-	$6,020,735
Equipment for rental business	1,312,816	1,401,580
Production line for e-bicycles	1,118,521	1,267,954
leasehold improvement	-	541,096
Furniture, fixtures and office equipment	44,869	127,957
Vehicles	29,121	120,879
Property, plants and equipment	2,505,327	9,480,201
Less: accumulated depreciation	(135,436)	(733,815)
Property, plants and equipment, net	$2,369,891	$8,746,386

For the fiscal years ended September 30, 2019, 2020 and 2021, depreciation expense amounted to $3,602, $85,680 and $439,044, respectively. For the fiscal years ended September 30, 2019, 2020 and 2021, the Company disposed its property, plants and equipment, with proceeds of $206,355, $nil and $453,652 and recognized gain of $143,857, $nil and loss of $14,764 from disposal of property, plants and equipment in the Consolidated Statements of Operations, respectively.

9. LAND USE RIGHT

On March 12, 2021, Jiangsu EZGO entered into an Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which Jiangsu EZGO agreed to purchase certain land and plants of Tianjin Jiahao for the Company’s future production and business development. On April 2, 2021, Jiangsu EZGO received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles, and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli. On April 19, 2021, Jiangsu EZGO entered into a Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao pursuant to which Jiangsu EZGO obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli. On June 28, 2021, Jiangsu EZGO has completed the asset acquisition of Tianjin Jiahao with an aggregate consideration of approximately US$10.16 million, and Tianjin Jiahao became Jiangsu EZGO’s wholly owned subsidiary. For the recent five years, Tianjin Jiahao did not have employee or generate any revenue; and the assets of Tianjin Jiahao only consisted of buildings and land-used right, which was considered it inputs, thus, according to ASC 805-10-55-3A&4, Tianjin Jiahao was not a business. The acquisition of Tianjin Jianhao was accounted for as asset acquisition. The purchase price was allocated to the buildings and land use right based on their respective fair values. The land use right is in Tianjin city, Hebei province. The remaining land use right has a term of 36.5 years and will expire on December 4, 2057. For the year ended September 30, 2021, the Company recognized amortization expense of $ 30,804.

The following table presents future amortization as of September 30, 2021:

Years ending September 30,	Amount
2022	$123,217
2023	123,217
2024	123,217
2025	123,217
2026 and thereafter	4,017,981
$4,510,849

10 ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2020 and 2021, accrued expenses and other payables consisted of the following:

	As of September 30,
	2020	2021
Other taxes payable(1)	$3,502,262	$6,559,454
Payroll payable	181,583	292,126
Others	69,972	291,050
Accrued expenses and other payables	$3,753,817	$7,142,630

(1)	The balance mainly represented the VAT payable of $3,124,232 and $ 5,875,913 as of September 30, 2020 and 2021, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. SHORT-TERM BORROWINGS

As of September 30, 2020 and 2021, the borrowings consisted of the following:

	As of September 30,
	2020	2021
Short-term borrowings	$299,315	$310,395

On August 11, 2020, Yizhiying entered into a non-revolving loan facility of RMB2,000,000 ($294,568) with Bank of Jiangsu with annual interest rate of 4.35% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer and a significant shareholder of the Company. On August 12, 2021, Yizhiying entered into a new non-revolving loan facility of RMB2,000,000 ($310,395) with the same contract term of the expired loan facility.

For the fiscal years ended September 30, 2019, 2020 and 2021, the Company recorded interest expenses of $19,180, $21,686, and $12,107, respectively.

12. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the fiscal years ended September 30, 2019, 2020 and 2021:

	Name	Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Dilang
(c)	Huajian Xu	A shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(e)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(j)	Jiangsu Yimao Pure Electric Bus Co., Ltd.	Hengwei Chen, a significant shareholder of the Company until September 2019, serves as director of Jiangsu Yimao Pure Electric Bus Co., Ltd.
(k)	Beijing Weiqi Technology Co., Ltd.	Wholly owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang
(l)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments without readily determinable fair value
(m)	Nanjing Mingfeng Technology Co.,Ltd	Equity investments without readily determinable fair value

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. RELATED PARTY TRANSACTIONS AND BALANCES – continued

Amount due from related parties

As of September 30, 2020 and 2021, amount due from related parties, consisted of the following:

	As of September 30,
	2020	2021
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(1)	$-	$1,771,585
Jiangsu Xinzhongtian Suye Co., Ltd. (h)(1)	419,758	678,600
Shenzhen Star Cycling Network Technology Co., Ltd.(l) (2)	-	310,395
Nanjing Mingfeng Technology Co.,Ltd.(m)(2)	-	228,774
Huajian Xu (c)(3)	19,471	265,357
Shuang Wu (d)(3)	-	163,448
Huiyan Xie (b)(3)	-	71,636
Beijing Weiqi Technology Co., Ltd.(k) (4)	17,790	32,830
Yan Fang(e)(3)	981	-
Jianhui Ye (f) (3)	119,035	2,010
Amount due from related parties-current	$577,035	$3,524,635

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(5)	$294,568	$310,395
Amount due from related parties-non-current	$294,568	$310,395

(1)	The balance mainly represented the prepayments for purchasing e-bicycle gears and e-bicycles.

(2)	The balance mainly represented loans with annual interest rate of 5% to associates.

(3)	The balances mainly represented the advances made to the managements for the Company’s daily operational purposes.

(4)	The balance represented the receivable generated from the sales of e-bicycles.

(5)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year after the termination of the contract or after the Company stops selling produced e-bicycles.

Amount due to Related Parties

As of September 30, 2020 and 2021, amount due to related parties consisted of the following:

	As of September 30,
	2020	2021
Yan Fang(e)(1)	$-	$70,840
Shenzhen Star Asset Management Co., Ltd. (i) (2)	957	1,009
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g) (2)	340,340	-
Huajian Xu(c) (1)	287,270	-
Shuang Wu(d) (1)	72,847	-
Huiyan Xie(b)(1)	32,557	-
Jianhui Ye (f) (1)	20,312	-
Amount due to related parties	$754,283	$71,849

(1)	The balances mainly represented the expenses paid on behalf of the Company for IPO or daily operation.

(2)	The balances represented the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. RELATED PARTY TRANSACTIONS AND BALANCES – continued

Related party transactions

For the fiscal years ended September 30, 2019, 2020 and 2021, the Company had the following material related party transactions:

		For the fiscal years ended September 30,
Related Parties	Nature	2019	2020	2021
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Purchase of e-bicycles from a related party	$-	$(4,538,100)	$(6,048,053)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Interest-free loan to a related party	-	856,458	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd (g)	Collection of loan to a related party	-	(856,458)	-
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Purchase of e-bicycles, gears and parts from a related party	-	(851,606)	(915,213)
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Rental fee and utility fee	-	(63,378)	(146,607)
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Interest-free loan to a related party	-	185,566	-
Jiangsu Xinzhongtian Suye Co., Ltd (h)	Collection of loan to a related party	-	(186,993)	-
Shenzhen Star Cycling Network Technology Co., Ltd.(l)	Loan to a related party	-	-	310,395
Nanjing Mingfeng Technology Co.,Ltd.(m)	Loan to a related party	-	-	228,774
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Purchase of battery cells for battery cell trading business	(5,334,619)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd. (j)	Purchase of raw materials and finished goods	(2,428,036)	-	-
Henglong Chen (a)	Interest-free loan to a shareholder*	1,857,441	377,634	-
Henglong Chen (a)	Collection of loan from a shareholder *	(683,880)	(391,116)	(1,821,847)
Henglong Chen (a)	Transfer of third-party loans to a related party*	59,682	-	-
Huiyan Xie	Interest-free loan to a related party	101,896	-	-
Huiyan Xie	Collection of loan from a related party	(101,896)	-	-
Shenzhen Star Asset Management Co., Ltd. (i)	Rental expenses of e-bicycles	(176,862)	-	-
Shenzhen Star Asset Management Co., Ltd. (i)	Disposal of e-bicycles on behalf of a related party	(291,131)	-	-
Shenzhen Star Asset Management Co., Ltd. (i)	Purchase of e-bicycles from a related party	(873,394)	-	-
Jianhui Ye (f)	Interest-free loan from a related party	(4,374,249)	-	-
Jianhui Ye (f)	Repayment of interest-free loan to a related party	-	4,289,426	-
Beijing Weiqi Technology Co., Ltd (k)	Sales of e-bicycles to a related party	-	107,314	12,341

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity, see Note 15d. The loans made to Henglong Chen which were for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings. The loans are expected to be collected before December 31, 2022.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. DISCONTINUED OPERATION

In November 2018, the Company entered into an agreement with a third-party company to dispose its battery cell production line. The production line was disposed in December 2018. After the disposal, the Company is no longer engaged in the manufacturing of battery cells. The disposal of the production line was treated as a discontinued operation for all fiscal years presented.

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. Therefore, management decided to dispose majority of its rental assets, mainly batteries and E-bicycle, before September 30, 2021. The disposal of the Company’s rental business was also treated as a discontinued operation for all fiscal years presented.

The assets and liabilities of the discontinued operations, which are included in “Current assets of discontinued operation” and “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,
	2020	2021
Assets of discontinued operation
Accounts receivable*	$393,531	$82,790
Advance to suppliers	1,077	1,135
Other receivable and prepaid expense	356,176	8,072
Total current assets	750,784	91,997
Property, plant and equipment, net	739,154	46,381
Total assets	$1,489,938	$138,378

Liabilities of discontinued operation
Accounts payable	320,001	293,073
Advance from customers	35,324	35,971
Other payable	286,462	664
Income tax payable	477,897	479,513
Total current liabilities	1,119,684	809,221
Total liabilities	$1,119,684	$809,221

*	The accounts receivables as of September 30, 2021 has been subsequently collected in November 2021.

The following are revenues and income (loss) from discontinued operation:

	For the years ended September 30,
	2019	2020	2021
Net revenues	$6,334,585	$1,595,227	$342,636
Cost of revenues	(3,779,369)	(1,348,578)	(292,266)
Loss on the disposal of the production line	(151,298)	-	-
Income (loss) from discontinued operation before income tax	1,960,866	(76,291)	(26,272)
Income tax benefit (expense)	(536,565)	18,915	(10,132)
Income (loss) from discontinued operation, net of income tax	$1,424,301	$(57,376)	$(36,404)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2019, 2020 and 2021. Therefore, no Hong Kong profit tax has been provided for fiscal the years ended September 30, 2019, 2020 and 2021.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense (benefit) from continuing operations are:

	For the years ended September 30,
	2019	2020	2021
Current	$126,267	$160,540	$68,650
Deferred	147,660	(44,477)	(488,055)
Total income tax expense (benefit)	$273,927	$116,063	$(419,405)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended September 30,
	2019	2020	2021

Net income (loss) before provision for income taxes	$1,041,063	$450,361	$(3,796,645)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	260,266	112,590	(949,161)

Expenses not deductible for tax purpose	2,194	3,492	6,856
Effect of income tax rate differences in jurisdictions other than the PRC	-	-	123,889
Effect on valuation allowance	11,467	(19)	399,011
Income tax expense (benefit)	$273,927	$116,063	$(419,405)
Effective tax rates	26%	26%	11%

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

As of September 30, 2020 and 2021, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the fiscal year ended September 30, 2021, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporate in BVI and is not subject to income or capital gains taxes. The effective tax rates are 26%, 26% and 11% for the fiscal years ended September 30, 2019, 2020 and 2021 respectively. The Company accrued valuation allowance for deferred tax assets of $399,011 for the fiscal year end September 30, 2021, which resulted in the low effective tax rate.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. INCOME TAXES – continued

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2020 and 2021 was as follows:

	As of September 30,
	2020	2021
Deferred tax assets:
Tax loss carry forwards	$101,848	$951,323
Bad debt allowance	-	236
Reserve of inventory	-	26,757
Advertising expense	7,061	23,995
Less: valuation allowance	(11,585)	(416,883)
Deferred tax assets, net	$97,324	$585,428

The movement of valuation allowance provision for deferred tax assets is as follows:

	For the fiscal years ended September 30,
	2019	2020	2021
Balance as of October 1,	$-	$11,138	$11,585
Current year addition (reduction)	11,467	(19)	399,011
Exchange rate effect	(329)	466	6,287
Balance as of September 30,	$11,138	$11,585	$416,883

As of September 30, 2021, the net operating loss carried forward was $3,805,292, $169,487 and $237,905 of which expires in 2024 and 2025 respectively and the remaining expires in 2026. For the fiscal years ended September 30, 2019 and 2021, the Company accrued valuation allowance for deferred tax assets of $11,467 and $399,011, respectively and reduced valuation allowance for deferred tax assets of $19 for the fiscal years ended September 30, 2020 based upon a review of four sources of income identified within ASC Topic 740. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the fiscal years ended September 30, 2019, 2020 and 2021. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2016 to 2021 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. EQUITY

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

On January 28, 2021, the Company closed its initial public offering (“IPO”). 3,038,500 ordinary shares, par value $0.001 per share, at an offering price of $4 per share for a total of $12,154,000 in gross proceeds. The Company raised total net proceeds of $10,845,638 after deducting underwriting discounts, commotions, and offering expenses.

On June 1, 2021, the Company, closed its registered direct public offering of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share, at an offering price of $4.68 per Unit for a total $12,000,000 in gross proceeds. The Company raised total net proceeds of $10,881,576 after deducting underwriting discounts, commotions, and offering expenses.

(b)	Subscription receivable

As of September 30, 2020 and 2021, subscription receivable on the Consolidated Balance Sheets represented the unrecovered consideration of the 7,800,000 ordinary shares issued by the Company.

(c)	Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of September 30, 2020 and 2021, statutory reserve provided were $212,842 and $233,413, respectively.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $12,290,900 and $28,064,866 as of September 30, 2020 and 2021, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. EQUITY – continued

(d)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2020 and 2021 included the loans to Mr. Henglong Chen, a significant shareholder and former Chairman of Board of the Company, amounted to $4,737,521, and $3,152,179, respectively.

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

(e)	Option

In January 2021, the Company granted its underwriters an option to purchase 420,000 shares for a period of 45 days after the closing of the initial public offering to purchase the Company’s Ordinary Shares to be offered by the Company pursuant to the offering (excluding shares subject to this option). These options expired and unexercised in 2021.

On January 29, 2021, an underwriter exercised an over-allotment option (the “Option”) in part to purchase 238,500 Ordinary Shares from the Company in connection with the IPO at a price of $4.00 per Ordinary Share for gross proceeds of $954,000 under the Option.

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Days	Intrinsic Value
Options Outstanding as of September 30, 2020	-	-	-	-
Options Exercisable as of September 30, 2020	-	-	-	-
Options granted	420,000	4	45	-
Options exercises	(238,500)	4	45	-
Options expired	(181,500)	4	45	-
Options Outstanding as of September 30, 2021	-	-	-	-
Options Exercisable as of September 30, 2021	-	-	-	-

(f)	Warrant

In January, 2021, the warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at an exercise price of $4.4 per share. The warrant shares can be purchased in cash or via the cashless exercise option. As the share price on the exercise date was higher than the exercise price of $4.40, the Company issued 224,289 ordinary shares to warrant holders for free.

In June 2021, warrant shares were granted to investors in the Company’s public offering to purchase 1,794,871 ordinary shares at an exercise price of $4.68 per share. Warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at an exercise price of $5.85 per share. Both the warrant shares granted to both investors and FT Global Capital, Inc. can be purchased in cash or via cashless exercise option, and are exercisable before June 1, 2023.

As of September 30, 2021, the warrant shares granted to investors and FT Global Capital, Inc. have not been exercised.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. EQUITY – continued

Following table summarizes the warrant activities for the fiscal years ended September 30, 2021. There were no warrant activities for the fiscal year ended September 30, 2019 and 2020.

	Ordinary shares number Outstanding	Weighted Average Exercise Price	Contractual Life in Year	Intrinsic Value
Warrants outstanding as of September 30, 2020	-	-	-	-
Warrants Exercisable as of September 30, 2020	-	-	-	-
Warrants granted	2,316,669	$4.75	2.39	-
Warrants exercises	(303,850)	$4.40	-	-
Warrants expired	-	-	-	-
Warrants Outstanding as of September30, 2021	2,012,819	$4.81	1.67	-
Warrants Exercisable as of September 30, 2021	2,012,819	$4.81	1.67	-

(g)	Non-controlling interests

As of September 30, 2020 and 2021, the Company’s non-controlling interests represented 19.13% equity interest of Hengmao, 20% equity interest of Dilang, which was established on July 2, 2019, and 49% equity interest of Cenbird E- Motorcycle, which was acquired on September 10, 2019.

16. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Company currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $148,804) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court has rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805.40 and accrued interests. The Company properly accrued the repayment amount and interest as of September 30, 2021.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $166,459) and seeking for, among others, the payment of the contractual payment. However, the Company plan to defend the case rigorously. The appellate court has rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $166,459), accrued interests and attorney’s fees. The Company properly accrued the repayment amount and interest as of September 30, 2021.

Other than disclosed above, the Company are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Operating Leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the Consolidated Statements of Operations and Comprehensive Income (loss), amounted to $130,940, $165,891 and $ 281,102 for the fiscal years ended September 30, 2019, 2020 and 2021, respectively.

The following table presents future minimum rental payments required under operating leases as of September 30, 2021:

Years ending September 30,	Amount
2022	$219,020
2023	141,527
2024	83,807
2025	54,319
2026 and thereafter	-
$498,673

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. SEGMENT REPORTING

The Company has determined that it operates in two operating segments: (1) Battery cells and packs segment, and (2) E-bicycle sales segment. The battery cells and packs segment engages in selling battery packs and trading battery cells. The e-bicycle sales segment sells e-bicycles on various e-commerce platforms to individual customers.

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the fiscal years ended September 30, 2019, 2020 and 2021:

	Fiscal year ended September 30, 2019
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,253,569	$104,080	$1,357,649	$13,552	$1,371,201
Depreciation and amortization	$-	$(424)	$(424)	$(3,178)	$(3,602)
Segment income before tax	$1,119,568	$32,994	$1,152,562	$(111,499)	$1,041,063
Segment gross profit margin	96%	(2)%	87%	39%	86%

	Fiscal year ended September 30, 2020
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$3,148,156	$11,165,290	$14,313,446	$929,836	$15,243,282
Depreciation and amortization	$(2,318)	$(82,896)	$(85,214)	$(466)	$(85,680)
Segment income (loss) before tax	$251,731	$169,452	$421,183	$29,178	$450,361
Segment gross profit margin	15%	9%	11%	10%	11%

	Fiscal year ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	$(804)	$(139,501)	$(140,305)	$(329,543)	$(469,848)
Segment income (loss) before tax	$16,902	$(2,034,515)	$(2,017,613)	$(1,779,032)	$(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	(4.4%)	1.6%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. SEGMENT REPORTING – continued

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2019, 2020 and 2021:

	For the fiscal years ended September 30,
	2019	2020	2021
Net revenues
Total revenues from reportable segments	$1,357,649	$14,313,446	$22,520,903
Other revenues	13,552	929,836	901,103
Consolidated net revenues	$1,371,201	$15,243,282	$23,422,006

Income or loss
Total operating income (loss) for reportable segments	$1,149,103	$186,758	$(2,040,656)
Other income for reportable segments	3,459	234,425	23,043
Total income for reportable segments	1,152,562	421,183	(2,017,613)

Unallocated amounts:
Other corporate (expense) gain	(111,499)	29,178	(1,779,032)
Consolidated income from continuing operations before income taxes	$1,041,063	$450,361	$(3,796,645)

18. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2020 and 2021, cash, cash equivalents and restricted cash balances in the PRC are $340,530 and $5,889,885, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2020 and 2021.

	As of September 30, 2020		As of September 30, 2021
Customer	Amount	% of Total	Amount	% of Total
A	$644,120	10%	$1,289,276	19%
B	*	*	1,253,742	18%
C	*	*	1,102,586	16%
D	*	*	1,083,605	16%
E	*	*	863,626	12%
F	2,390,789	36%	*	*
Total	$3,034,909	46%	$5,592,835	81%

*	Represented the percentage below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. CONCENTRATIONS – continued

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the fiscal years ended September 30, 2019, 2020 and 2021.

	Fiscal year ended September 30, 2019			Fiscal year ended September 30, 2020			Fiscal year ended September 30, 2021
Customer	Amount		% of Total	Amount		% of Total	Amount	% of Total
A	$	*	*	$	*	*	$3,062,302	13%
B		*	*		*	*	2,230,798	10%
F		*	*		4,065,411	24%	*	*
G		1,158,818	22%		*	*	*	*
H		867,411	17%		*	*	*	*
I		642,683	12%		*	*	*	*
J		578,489	11%		*	*	*	*
Total		$3,247,401	62%		$4,065,411	24%	$5,293,100	23%

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the fiscal years ended September 30, 2019, 2020 and 2021.

	Fiscal year ended September 30, 2019		Fiscal year ended September 30, 2020			Fiscal year ended September 30, 2021
Supplier	Amount	% of Total	Amount		% of Total	Amount	% of Total
A	*	*	$	*	*	$3,485,941	16%
B	*	*		*	*	2,420,798	11%
C	504,889	63%		4,320,110	26%	*	*
D	*	*		2,141,144	13%	*	*
E	110,940	14%		*	*	*	*
Total	615,829	77%		$6,461,254	39%	$5,906,739	27%

*	Represented the percentage below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. SUBSEQUENT EVENTS

On October 14, 2021, Jiangsu EZGO entered into a loan agreement of RMB10,000,000 ($1,552,458) with Shandong EZGO New Energy Technology Co., Ltd., a related party of the Company, with annual interest rate of 5% and a term of 12 months.

On December 7, 2021, Jiangsu Langyi Import and Export Trade Co., Ltd. (“Langyi”), a subsidiary of VIE was corporate in Changzhou, Jiangsu province. The principal activities of Langyi include import and export trade of e-bicycles.

On December 10, 2021, Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“EZGO Energy”), a subsidiary of VIE was corporate in Changzhou, Jiangsu province. The principal activities of EZGO Energy include supply chain management services and development, operation and maintenance of technology related to e-bicycle.

The Company has performed an evaluation of subsequent events through January 27, 2022, which was the date of the issuance of the consolidated financial statements, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.