Form 20-F/A
period 2021-09-30
EZGO Technologies Ltd.
filed 2022-06-24
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

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
Yes  ☐  No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of EZGO Technologies Ltd. (the “Company,” “we,” and “our”) for the year ended September 30, 2021, which was originally filed with the U.S. Securities and Exchange Commission on January 27, 2022 (the “Original Filing”).

The Company is filing this Amendment for the purpose of disclosing certain legal and operational risks and potential impact on the Company associated with having substantially all of our operations conducted by the operating entity in China, additional legal, regulatory and enforcement risks that may apply to investments in the Company and the parent company only financial statements for each period presented as required by Rule 12-04 of Regulation S-X and Item 18 of Form 20-F. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is filing the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, other than the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company, unless the context otherwise indicates; and “VIE” refers to the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. EZGO conducts operations in China primarily through the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in EZGO, the British Virgin Islands holding company.

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

EZGO  is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, EZGO conducts the majority of its operations through contractual arrangements with its operating entities established in the PRC, primarily the VIE, in which EZGO does not hold any equity interest, and the VIE’s subsidiaries, and with substantially all of its operations and assets in China. This variable interest entity structure involves unique risks to investors. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our Ordinary Shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

Investors may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of our securities to significantly decline or become worthless. For a description of our corporate structure and contractual arrangements with the VIE, see “Item 4C. Organizational Structure” in this report. See also “Item 3. Key Information— D. Risk Factors— Risks Related to Our Corporate Structure” beginning on page 15  for certain risks related to the contractual arrangements with the VIE.

In addition, as we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China, which risks could result in a material change in our operations and/or the value of the securities we have registered for sale or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Based on the advice of our PRC counsel, DeHeng Law Offices, that as of the date of this Amendment, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this Amendment, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China” beginning on page 15 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of our securities.

Effect of Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange. The U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act on June 22, 2021, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ordinary shares may be prohibited from trading or delisted. Due to a position taken by the China Securities Regulatory Commission, or CSRC, the PCAOB is prevented from fully inspecting auditing records and evaluating quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our ordinary shares to lose confidence in our reported financial information and the quality of our financial statements. These developments could add uncertainties to our offering, including the possibility that the SEC may prohibit trading in our securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist our ordinary shares.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This report does not include our former auditors, Marcum Bernstein & Pinchuk LLP (“MBP”) and Briggs & Veselka Co., LLP (“Briggs & Veselka”), or our current auditor, Wei, Wei & Co., LLP (“WWC”). Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this Amendment, we have not been, and do not expect to be identified by the SEC under the HFCA Act.

For details on the effects of HFCA Act on us, see “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 42.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly owned subsidiary, China EZGO Group Ltd. (“EZGO HK,” formerly known as Hong Kong JKC Group Co., Limited), was incorporated in Hong Kong on February 13, 2019. EZGO HK, in turn, holds all of the capital stock of Changzhou EZGO Enterprise Management Co., Ltd. (“Changzhou EZGO,” formerly known as Changzhou Jiekai New Energy Technology Company), which was incorporated in China on June 12, 2019 and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. Changzhou EZGO has obtained the contractual rights to determine the most significant economic activities of the VIE and also receives the majority of the economic   benefits of the VIE,  through a series of contractual arrangements  (the “VIE Agreements”). See “– Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily through the VIE and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”), Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”) and Tianjin Jiahao Bicycle Co, Co. Ltd. (“Tianjin Jiahao”) since EZGO, through contractual arrangements with the VIE, obtained the rights to determine the most significant economic activities and also receives the majority of the economic benefits of the VIE  beginning in November 2019.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our Ordinary Shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

The diagram below shows our corporate structure as of the date of this Amendment, including the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. EZGO conducts operations in China primarily through the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. Investors are purchasing an interest in EZGO, the BVI holding company.

Contractual Arrangements with the VIE and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. Changzhou EZGO, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in our operations and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of our securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Changzhou EZGO with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” on page 15.

As a result of our direct ownership in Changzhou EZGO and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of Jiangsu EZGO, and we treat the VIE as our consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below and each of which is currently in full force and effect:

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between Changzhou EZGO and the VIE (the “VIE Exclusive Management Agreement”), the VIE agrees to engage Changzhou EZGO as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within the VIE’s business scope and decided by Changzhou EZGO from time to time as necessary. The VIE pays to Changzhou EZGO service fees within three months after each fiscal year end. The service fees are set at 95% (or a percentage adjusted by Changzhou EZGO in its sole discretion) of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. Changzhou EZGO exclusively owns any intellectual property arising from the performance of the VIE Exclusive Management Agreement. The VIE Exclusive Management Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The VIE Exclusive Management Agreement shall be extended automatically at the end of its term, until Changzhou EZGO’s business term or the VIE’s business term expires, unless otherwise notified by Changzhou EZGO in writing. During the term of the VIE Exclusive Management Agreement, the VIE may not terminate the VIE Exclusive Management Agreement except in the case of Changzhou EZGO’s gross negligence or fraud, or VIE Exclusive Management Agreement or applicable PRC laws provide otherwise. Changzhou EZGO may terminate the VIE Exclusive Management Agreement by 30-day written notice to the VIE at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among Changzhou EZGO, the VIE and the equity holders of the VIE (the “VIE Equity Pledge Agreement”), the equity holders of the VIE have pledged 100% of their equity interests in the VIE to Changzhou EZGO to guarantee performance of all obligations under the VIE Exclusive Management Agreement, the VIE Loan Agreement (defined hereafter), the VIE Exclusive Call Option Agreement (defined hereafter) and the VIE Proxy Agreement (defined hereafter). If any event of default as provided for therein occurs, Changzhou EZGO, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, Changzhou EZGO, the VIE and all its equity holders completed the registration of the equity pledge with the relevant office of State Administration of Market Regulation (“SAMR”, formerly known as State Administration for Industry and Commerce, or the SAIC) in accordance with the PRC Property Rights Law.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among Changzhou EZGO, the VIE and the equity holders of the VIE (the “VIE Exclusive Call Option Agreement”), each of the equity holders of the VIE has irrevocably granted Changzhou EZGO an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interests and assets in the VIE from its equity holders. The equity holders of the VIE agree that, without the prior written consent of Changzhou EZGO, they will not dispose of their equity interests in the VIE or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to the VIE regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower.    The VIE Exclusive Call Option Agreement expires when all the equity interests or all the assets  are transferred pursuant to the agreement.

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among Changzhou EZGO, the VIE and each of equity holders of the VIE (the “VIE Proxy Agreement”), each of the equity holders irrevocably authorizes Changzhou EZGO to exercise his or her rights as an equity holder of the VIE, including the right to attend equity holders meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the VIE Exclusive Call Option Agreement. During the term of the VIE Proxy Agreement, the VIE and all its equity holders may not terminate the VIE Proxy Agreement except when the VIE Proxy Agreement or applicable PRC laws provide otherwise.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019 (the “VIE Loan Agreement”), Changzhou EZGO agrees to provide the VIE with loans of different amounts at an annual interest rate of 24% according to the VIE’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, the VIE may not prepay any loan without the written consent of Changzhou EZGO while in case of certain circumstances, the VIE must repay the loan in advance upon Changzhou EZGO’s written request.

Spousal Consent Letter

The spouses of individual equity holders of the VIE have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the VIE Equity Pledge Agreement, the VIE Exclusive Call Option Agreement and the VIE Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in the VIE held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” on page 15.

Based on the advice of our PRC counsel, DeHeng Law Offices, that:

●	the ownership structure of the VIE and Changzhou EZGO in China does not violate any applicable PRC laws or regulations currently in effect; and

●	the contractual arrangements among Changzhou EZGO, the VIE and the VIE’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and the VIE Agreements have not been tested in a court of law. Accordingly, we may incur substantial costs to enforce the terms of the VIE Agreements, and the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel.

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2019, 2020 and 2021, and selected balance sheet information as of September 30, 2019, 2020 and 2021 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the WFOE (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 3. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary and (ii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary;

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co, Co. Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(2,483,117)	(2,485,080)	-	-	4,968,197	-
Share of loss from VIE and its subsidiaries	-	-	(2,279,370)	-	2,279,370	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(2,978,673)	(2,487,044)	(2,005,012)	(3,573,483)	7,247,567	(3,796,645)
Net loss	(2,978,673)	(2,483,117)	(2,485,080)	(2,714,341)	7,247,567	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(2,978,673)	(2,483,117)	(2,485,080)	(2,279,370)	7,247,567	(2,978,673)

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Third-party revenues	$-	$-	-	$15,243,282	$-	$15,243,282
Inter-company consulting and services revenues	-	-	116,190	-	(116,190)	-
Third-party costs of Revenue	-	-	-	(13,704,248)	-	(13,704,248)
Inter-company consulting and services costs	-	-	-	(116,190)	116,190	-
Gross profit	-	-	116,190	1,422,844	-	1,539,034
Operating expenses	-	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	116,190	(44,224)	-	71,966
Share of income from subsidiaries	147,174	147,174	-	-	(294,348)	-
Share of income from VIE and its subsidiaries	-	-	30,984	-	(30,984)	-
Other income, net	-	-	-	378,395	-	378,395
Income before income tax expenses	147,174	147,174	147,174	334,171	(325,332)	450,361
Net income	147,174	147,174	147,174	160,732	(325,332)	276,922
Less: net income attributable to non-controlling interests	-	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	147,174	147,174	147,174	30,984	(325,332)	147,174

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	-	$1,371,201	$-	$1,371,201
Cost of revenue	-	-	-	(246,736)	-	(246,736)
Gross profit	-	-	-	1,124,465	-	1,124,465
Operating expenses	-	-	-	(348,602)	-	(348,602)
Income from operations	-	-	-	775,863	-	775,863
Share of income from subsidiaries	1,738,123	1,738,123	-	-	(3,476,246)	-
Share of income from VIE and its subsidiaries	-		1,738,123	-	(1,738,123)	-
Other income, net	-	-	-	265,200	-	265,200
Income before income tax expenses	1,738,123	1,738,123	1,738,123	1,041,063	(5,214,369)	1,041,063
Net income	1,738,123	1,738,123	1,738,123	2,191,437	(5,214,369)	2,191,437
Less: net income attributable to non-controlling interests	-	-	-	453,314	-	453,314
Net income attributable to EZGO’s shareholders	1,738,123	1,738,123	1,738,123	1,738,123	(5,214,369)	1,738,123

Consolidated Balance Sheets Information

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-		$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-		-	(3,017,337)	-
Amount due from VIE	-	-	13,439,901		(13,439,901)	-
Amount due from Non-VIE	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,439,901)	13,439,901	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	8,736,137	6,384,380		-	(15,120,517)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	-	6,473,902	-	(6,473,902)	-
Assets	28,882,111	22,235,211	24,661,450	38,212,105	(71,979,207)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amount due from VIE	-	-	116,190	-	(116,190)	-
Current assets	-	-		16,316,861	-	16,316,861
Amount due to Non-VIE	-	-	-	(116,190)	116,190	-
Working capital	-	-	116,190	9,528,018	-	9,644,208
Investment in non-VIE subsidiaries	8,869,462	8,869,462		-	(17,738,924)	-
Equity in the VIE and its subsidiaries through the VIE Agreements		-	8,753,272	-	(8,753,272)	-
Assets	8,869,462	8,869,462	8,869,462	19,817,798	(26,608,386)	19,817,798

	As of September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-		16,694,687	-	16,694,687
Working capital	-	-		9,860,560	-	9,860,560
Investment in non-VIE subsidiaries	8,226,779	8,226,779		-	(16,453,558)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	-	8,226,779	-	(8,226,779)	-
Assets	8,226,779	8,226,779	8,226,779	19,171,950	(24,680,337)	19,171,950

Consolidated Cash Flows Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of Ordinary Shares in connection with IPO, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	-	(3,293,115)	-	(3,293,115)

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$-	$-	-	$(2,702,167)	$-	$(2,702,167)
Total cash used in investing activities	-	-	-	(1,922,326)	-	(1,922,326)
Total cash provided by financing activities	-	-	-	8,217,985	-	8,217,985
Effect of exchange rate changes	-	-	-	12,778	-	12,778
Net increase in cash, cash equivalents and restricted cash	-	-	-	3,606,270	-	3,606,270

Transfer of Cash through our Organization

EZGO can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and EZGO’s subsidiaries can transfer cash to EZGO through dividends or other distributions and/or intercompany loans. Additionally, EZGO’s subsidiaries can transfer cash to the VIE through loans, and the VIE can transfer cash to EZGO as service fees under the VIE Agreements and/or through loans. We intend to settle amounts owed under the VIE Agreements.

Prior to the completion of our initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company, EZGO, transferred funds through a shareholder loan to EZGO HK. EZGO HK transferred funds through an increase in the registered capital to Changzhou EZGO. EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2021, EZGO provided an interest-free loan of US$15,853,200 to EZGO HK; EZGO also paid US$3,017,337 on behalf of the VIE for the acquisition of Tianjin Jiahao and insurance fees; and EZGO HK injected registered capital of US$15,843,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$13,323,711 to the VIE and had US$1,914,828 of payables due to the VIE. The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,878,735	5%
June 9, 2021	June 8, 2026	$2,327,241	5%
June 22, 2021	June 21, 2026	$3,878,735	5%
September 17, 2021	September 16, 2024	$620,598	4%
September 29, 2021	September 28, 2024	$2,618,402	4%
Total		$13,323,711

Foresaid transactions including capital injection and loans, would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB29,583,341 and cash in USD in the amount of US$7,831 as of September 30, 2021. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Based on the advice of our PRC counsel, DeHeng Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this Amendment, we have not installed any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect our operations” on page 37. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, Changzhou EZGO (“WFOE”), only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from any financing we raise, including any offerings made pursuant to a prospectus, to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 36.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this Amendment. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 39.

As of September 30, 2021, none of our subsidiaries have ever paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 35.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 38.

Recent PCAOB Developments

The PCAOB is currently unable to conduct inspections on accounting firms in the PRC or Hong Kong without the approval of the relevant government authorities. The auditor and its audit work in the PRC or Hong Kong may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China or Hong Kong prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures. As a result, investor may be deprived of the benefits of such inspection.

The documentation we may be required to submit to the SEC proving certain beneficial ownership requirements and establishing that we are not owned or controlled by a foreign government in the event that we use a foreign public accounting firm not subject to inspection by the PCAOB or where the PCAOB is unable to completely inspect or investigate our accounting practices or financial statements because of a position taken by an authority in the foreign jurisdiction could be onerous and time consuming to prepare. The HFCA Act mandates the SEC to identify issuers of SEC-registered securities whose audited financial reports are prepared by an accounting firm that the PCAOB is unable to inspect due to restrictions imposed by an authority in the foreign jurisdiction where the audits are performed. If such identified issuer’s auditor cannot be inspected by the PCAOB for three consecutive years, the trading of such issuer’s securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong.

This report does not include our former auditors, MBP and Briggs & Veselka or our current auditor, WWC. Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 42.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the Opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of the Opinions remains unclear at this stage.   See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 40.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Based on the advice of our PRC counsel, DeHeng Law Offices, as a result of: (i) we are listed on the Nasdaq and do not “seek to list on any other foreign stock exchange”; (ii) we do not hold personal information on more than one million users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if an overseas listed issuer intends to implement any follow-on offering in an overseas market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include but not be limited to: (1) filing report and relevant commitments; and (2) domestic legal opinions.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of our operations and/or any offerings. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

According to the Notice by the General Office of the State Council of Comprehensively Implementing the List-based Management of Administrative Licensing Items (No. 2 [2022] of the General Office of the State Council)  and its attachment, the List of Administrative Licensing Items Set by Laws, Administrative Regulations, and Decisions of the State Council (2022 Edition), as of the date of this Amendment, we, our PRC subsidiaries, the VIE, and its subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include, but not be limited to, business registration, pollutant discharge permit, construction planning permit, fire protection design review of construction project, and fire protection acceptance of construction project. The following table provides details on the licenses and permissions held by our PRC subsidiaries:

Company	License/Permission	Issuing Authority	Validity
EZGO HK	Business Registration Certificate	Registrar of Companies Hong Kong Special Administrative Region	February 13, 2022 - February 12, 2023
Changzhou EZGO	Business License	Market Supervision Administrative Bureau of Changzhou Wujin	June 12, 2019 - Long-term
Jiansu EZGO Energy Supply Chain Technologies Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 10, 2021 - Long-term
Jiangsu EZGO Electronic Technologies, Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	July 30, 2019 - Long-term
Hengmao Power Battery	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	May 5, 2014 - May 4, 2034
Yizhiying IoT	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 21, 2018 - Long-term
Tianjin Dilang	Business License	Market Supervision Administrative Bureau of Tianjin Wuqing	July 2, 2019 - July 1, 2049
Tianjin Dilang Import and Export Trading Co., Ltd.	Business License	Market Supervision Administrative Bureau of Tianjin Wuqing	June 18, 2021 - June 17, 2061
Jiangsu Cenbird	Business License	Economic Development Zone Administrative Committee of Jiangsu Changzhou	May 7, 2018 - Long-term
Tianjin Jiahao	Business License	Market Supervision Administrative Bureau of Tianjin Wuqing	September 25, 2007 - Long-term
Tianjin Jiahao	Construction Land Planning Permit	Planning Bureau of Tianjin Wuqing	January 24, 2008 - Long-term
Tianjin Jiahao	Environmental Protection Permit for Construction	Environmental Protection Bureau of Tianjin Wuqing	January 17, 2008- Long-term
Tianjin Jiahao	Construction Project Planning Acceptance Certificate	Planning Bureau of Tianjin Wuqing	November 5, 2013 - Long-term
Changzhou Langyi	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 6, 2021 - Long-term
Jiangsu Langyi Import and Export Trading Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 7, 2021 - Long-term

As of the date of this Amendment, as advised by our PRC legal counsel, DeHeng Law Offices, none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this Amendment, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 31 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of our securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether a variable interest entity that is controlled through contractual arrangements would be deemed as foreign-invested enterprises if it is ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we have registered may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual rights over the assets of our PRC subsidiaries or the VIE that conducts a substantial part of our operations.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ordinary shares.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have registered for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively. In addition, our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

●	Our ordinary shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of our ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus our ordinary shares could be prohibited from trading and delisted after two years instead of three.

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

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with variable interest entity structure. It is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether a VIE that is controlled through contractual arrangements would be deemed as foreign-invested enterprises if it is ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 3. Key Infomation — Contractual Arrangements and Corporate Structure.” All of our revenue is attributed to the VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. If the VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we encounter significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult for us to enforce any of rights of determination over the most significant economic activities and receive the majority of the economic benefits of the VIE including, most importantly, our ability to consolidate the financial statements of the VIE with the financial statements of our holding company under U.S. GAAP, EZGO, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our WFOE in the PRC, have entered into a series of contractual arrangements with the VIE and its shareholders. For a description of these contractual arrangements, see “Item 3. Key Infomation — Contractual Arrangements and Corporate Structure.” If the VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we encounter significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to enforce our rights to determine the most significant economic activities and receive the majority of the economic benefits of the VIE, most importantly, our ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, and relevant rights and licenses held by us which we require in order  to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under the United States federal securities laws.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of the VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of the VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of the VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in the VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIE as provided under the power of attorney, directly appoint new directors of the VIE. We rely on the shareholders of the VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the BVI, which provide those directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of both China and BVI do not provide guidelines on resolving conflicts with other corporate governance regimes. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we have registered may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual rights over the assets of our PRC subsidiaries or the VIE that conducts a substantial part of our operations.

Because EZGO is a business company incorporated in the BVI, it is classified as a foreign enterprise under PRC laws and regulations, and EZGO’s WFOE in the PRC is a foreign-invested enterprise (“FIE”). Changzhou EZGO has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) have rights of determination over the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of EZGO under U.S. GAAP, of which we are a primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have the contractual rights to determine the most significant economic activities, receive the majority of the economic benefits and are the primary beneficiary of the VIE and hence consolidate its financial results as the VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure—Contractual Arrangements with the VIE and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Based on the advice of our PRC counsel, DeHeng Law Offices, that based on its understanding of the relevant laws and regulations, each of the contracts among our wholly-owned PRC subsidiary, Changzhou EZGO, the VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as MOFCOM or MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose our rights to determine the most significant economic activities and the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAPP, for which we are a primary beneficiary of the VIE, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance the VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The PRC government could disallow the variable interest entity structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. The VIE agreements have never been tested in a court of law in China. If the PRC government deems that our contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to determine the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with U.S. GAAP. In addition, our securities may decline in value or become worthless if we are unable to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIE and its subsidiaries conduct a significant part of our operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they identify any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Changzhou EZGO, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Changzhou EZGO or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Changzhou EZGO and the VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of Changzhou EZGO and the VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIE holds substantially all of our assets. Under the contractual arrangements, the VIE and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the VIE breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and the VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and theVIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above, however, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and remains unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer our securities to our investors.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expires on January 23, 2022, and if enacted, may subject us to additional compliance requirements in the future. See “– CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer our securities to you and reduce the value of such securities.

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

Based on the advice of our PRC counsel, DeHeng Law Offices, that we are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of the VIE Agreements. However, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. or other foreign exchanges, we will not be able to continue listing on a U.S. or other foreign exchange, continue to offer our securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China. Accordingly, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we have registered.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, DeHeng Law Offices, we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our securities to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. Among other things, if an overseas listed issuer intends to implement any follow-on offering in an overseas market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include but not be limited to: (1) filing report and relevant commitments; and (2) domestic legal opinions.

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to this report. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, DeHeng Law Offices, that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of our operations and/or offering. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our securities, including the securities we have registered for sale in a prospectus, to significantly decline in value or become worthless.

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

Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Based on the advice of our PRC counsel, DeHeng Law Offices, who is of the view that we are not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in our business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review for this offering.

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, the CAC released the Measures for the Security Assessment of Cross-Border Data (Revised Draft for Comments) on October 29, 2021, which specifies the government security review procedure for the transfer of a wide range of data out of the territory of China. The draft measures for the first time clarify the threshold for being treated as a massive personal information processor to be—(i) personal information processors holding over one million users which transfer personal information out of the territory of China, or (ii) personal information processors which transfer accumulatively personal information of more than 100,000 users out of the territory of China or accumulatively sensitive personal information of more than 10,000 users out of the territory of China. Massive personal information processors would be required to apply for the CAC’s security review of cross-border data transfer with the provincial cyberspace administration. Before personal information processors can transfer data out of the territory of China, they are required to conduct an internal risk assessment, regardless of whether they are subject to the CAC security review. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories–general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

The Data Security Law and the Cybersecurity Law, together with other relevant regulations, are promulgated to jointly regulate China’s online spheres in relation to personal information cybersecurity protection. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. As of the date of this report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. We believe that that we are compliant with the regulations and policies that have been issued by the CAC to date.

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements may impose significant burdens and costs on our operations or require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Our business operations could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices.

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

Currently substantially all of our business operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect our operations.

The PRC government controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We receive substantially all of our revenues in Renminbi, and most of our cash is in Renminbi. Under our corporate structure, EZGO, a BVI holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and-service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries is able to be paid as dividends in foreign currencies to EZGO without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future restrict access to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries or the VIE to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiary to the offshore subsidiaries, across borders, and to our shareholders, including the U.S. investors. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and restrict our ability to pay dividends to EZGO. and the U.S. investors.

There are limitations on our PRC subsidiaries’ and the VIE’s ability to distribute earnings to their respective shareholders. On the one hand, under the current PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Our PRC subsidiaries may at their discretion allocate a portion of their after-tax profits to staff welfare and bonus funds in accordance with relevant PRC rules and regulations. These reserve funds and staff welfare and bonus funds cannot be distributed as cash dividends. Moreover, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. On the other hand, through the VIE Agreements among Changzhou EZGO, the VIE and its shareholders, we receive substantially all of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, in consideration for the services provided by Changzhou EZGO. For more information, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure” in this report. The VIE agreements are not equivalent to equity ownership, and may limit our ability to settle amounts owed by the VIE under the VIE agreements. For example, the contractually bound shareholders of the VIE could potentially breach their contractual agreements with us by failing to fulfill their contractual obligations, failing to act in our interest, or acting to the detriment of our interest. Moreover, as these shareholders, rather than Changzhou EZGO, are the actual shareholders of the VIE, we are unable to independently exercise any rights as a shareholder of the VIE and force the VIE to distribute its earnings to us. In addition, the legality or enforceability of the VIE agreements have never been tested in a court of law in China. If any relevant contractual provisions were to ultimately be held unenforceable by the PRC courts or other governmental authorities, such uncertainty could result in us facing a reduced ability or complete inability to receive the economic benefits of the business operations of the VIE. These restrictions and limitations could limit our ability to settle amounts owed under the VIE agreements and our subsidiaries’ ability to pay dividends.

In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE or its local counterparts. This may hinder or delay our deployment of cash into our subsidiaries’ and the VIE’ business, which could result in a material and adverse effect on our operations.

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

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou EZGO is wholly owned by EZGO HK, EZGO’s wholly-owned subsidiary. Accordingly, EZGO HK may qualify for a 5% tax rate in respect of distributions from Changzhou EZGO. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

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

Based on the advice of our PRC counsel, DeHeng Law Offices, that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any future follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer our securities to our investors outside China.

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

Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect our ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this Amendment, we have not been, and do not expect to be identified by the SEC under the HFCA Act.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This report does not include our former auditors, MBP and Briggs & Veselka, or our current auditor, WWC.

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

Our former auditor, Briggs & Veselka, the independent registered public accounting firm that issued one of the audit reports included in the Annual Report, an auditor of companies that are traded publicly in the United States and an U.S.-based accounting firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Briggs & Veselka was headquartered in Houston, Texas, and was subject to inspection by the PCAOB with the last inspection in 2019. Briggs & Veselka’s withdrawal of its registration with the PCAOB became effective on May 24, 2022.

Our current auditor as of the date of this Amendment, WWC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in February 2018.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. The PCAOB is currently able to conduct inspections of U.S. audit firms where audit workpapers are located in China, however, PCAOB’s requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our company and the VIE’s operations are located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. The recent developments would add uncertainties to our offering pursuant to a prospectus and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of such auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if such auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued, to the then President of the United States, the Report on Protecting United States Investors from Significant Risks from Chinese Companies. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on a national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair the ability to sell or purchase our Ordinary Shares when desired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our shareholders are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Should the PCAOB be unable to fully conduct inspections of our auditor’s workpapers in China, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and the quality of our financial statements, which could materially and adversely affect the value of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly owned subsidiary, EZGO HK, was incorporated in Hong Kong on February 13, 2019. EZGO HK, in turn, holds all of the capital stock of Changzhou EZGO, which was incorporated in China on June 12, 2019 and Changzhou Langyi, which was incorporated in China on August 6, 2021. Changzhou EZGO controls the VIE through the VIE Agreements. See “— Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily though the VIE and its subsidiaries, Hengmao Power Battery, a PRC company of which 80.87% of equity interest is owned by the VIE, Jiangsu Cenbird, a PRC company of which 51% of equity interest is owned by the VIE, Yizhiying IoT, a PRC company and a wholly-owned subsidiary of the VIE, Tianjin Dilang, a PRC company of which Yizhiying IoT owns 80% of equity interest, and Tianjin Jiahao, a PRC company and a wholly-owned subsidiary of the VIE, since EZGO obtained the rights to determine the most significant economic activities and receives the majority of the economic benefits of the VIE through contractual arrangements in November 2019.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our Ordinary Shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

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

Recent Developments

On March 12, 2021, the VIE entered into an Asset Purchase Arrangement Agreement (“Asset Purchase Arrangement Agreement”) with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which the VIE agreed to purchase certain land and plants of Tianjin Jiahao (the “Target Assets”) for the Company’s future production and business development, for an aggregate purchase price of US$10,164,204, of which US$2,800,000 was paid as a deposit by EZGO in cash on March 15, 2021, with the remaining RMB50,000,000 (approximately US$7,364,204) to be paid upon the satisfaction of the closing conditions in order to complete of the acquisition, including Benlin Huang’s exclusive ownership of the Target Assets, our further due diligence of Tianjin Jiahao’s historical material indebtedness and the good and marketable title of the Target Assets and the renewal of Tianjin Jiahao’s business scope on its business certificate. On April 2, 2021, the VIE received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli New Energy Technology Co., Ltd. (“Shanghai Mingli”).

On April 19, 2021, the VIE entered into a Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao (“Shares Purchase Agreement”), pursuant to which the VIE obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli, the owner of the title of the Target Assets. RMB15,000,000 (approximately US$2,209,261.22) of the cash consideration was paid on April 20, 2021 pursuant to the Shares Purchase Agreement, with the remaining RMB35,000,000 (approximately US$5,154,942.85) to be paid upon closing, which is subject to the closing conditions including the completion of the transfer of the title of the Target Assets and the registration of the acquisition with PRC governmental authorities.

The Asset Purchase Arrangement Agreement and Shares Purchase Agreement contain customary representations and warranties from the selling parties and the VIE. We are entitled to indemnification for breaches by the selling parties of its representations and warranties.

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application

On June 1, 2021, EZGO closed the previous registered direct offering of 2,564,102 units of our securities, with each unit consisting of (i) one ordinary share, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary shares. The units were sold at a price of $4.68 per unit. EZGO received gross proceeds from the previous registered direct offering, before deducting estimated offering expenses payable by EZGO, of approximately $12,000,000.

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

On July 30, 2019, we established the VIE as a holding and management company, holding 80.87% of the equity of Hengmao Power Battery (the remaining equity being owned by two institutional investors) and 100% of the equity of Yizhiying IoT. On September 6, 2019, for the purpose of expanding our sales channels and strengthening the capabilities in research and development in developing e-bicycles, we decided to cooperate with Jiangsu Cenbird. Yuxing Liu, the general manager and former shareholder of Jiangsu Cenbird, signed the equity transfer agreement with the VIE on September 6, 2019, which stipulated that Yuxing Liu would transfer 51% of his equity interest of Jiangsu Cenbird to the VIE. Through the VIE, we invested RMB5.1 million, accounting for 51% of the equity interest of Jiangsu Cenbird. Another shareholder of Jiangsu Cenbird, Yan Fang, also invested RMB4.9 million, accounting for 49% of the equity interest of Jiangsu Cenbird. Yan Fang’s family owns Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (“Changzhou Cenbird”), an entity with almost 20 years of experience manufacturing non-new standards e-bicycles, which exports its products to many countries, including the United States. Changzhou Cenbird’s e-scooter, a commuter vehicle in San Francisco since 2016, was jointly developed with Ojo Electric LLC (formerly known as eUrban LLC), a U.S. based company. Through this transaction, we have the right to use the “Cenbird” trademark, a well-known brand of e-bicycles in Jiangsu Province; e-bicycle design and sale capabilities; and sales channels through which we may export products to the potential customers and existing customers from United States, Brazil, Israel and Southeast Asia in the future.

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

On March 12, 2021, the VIE entered into the Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, pursuant to which the VIE agreed to purchase the Target Assets for the Company’s future production and business development, for an aggregate purchase price of US$10,164,204, of which US$2,800,000 was paid as a deposit by EZGO in cash on March 15, 2021, with the remaining RMB50,000,000 (approximately US$7,364,204) to be paid upon the satisfaction of the closing conditions in order to complete of the acquisition, including Benlin Huang’s exclusive ownership of the Target Assets, our further due diligence of Tianjin Jiahao’s historical material indebtedness and the good and marketable title of the Target Assets and the renewal of Tianjin Jiahao’s business scope on its business certificate. On April 2, 2021, the VIE received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli.

On April 19, 2021, the VIE entered into the Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao, pursuant to which the VIE obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli, the owner of the title of the Target Assets. RMB15,000,000 (approximately US$2,209,261) of the cash consideration was paid on April 20, 2021 pursuant to the Shares Purchase Agreement, with the remaining RMB35,000,000 (approximately US$5,154,943) to be paid upon closing, which is subject to the closing conditions including the completion of the transfer of the title of the Target Assets and the registration of the acquisition with PRC governmental authorities.

The Asset Purchase Arrangement Agreement and Shares Purchase Agreement contain customary representations and warranties from the selling parties and the VIE. We are entitled to indemnification for breaches by the selling parties of its representations and warranties.

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this report included the following:

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

Among other things, the M&A Rules and Anti-Monopoly Law, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if an overseas listed issuer intends to implement any follow-on offering in an overseas market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include but not be limited to: (1) filing report and relevant commitments; and (2) domestic legal opinions.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to a prospectus. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of our operations and/or any offerings made pursuant to a prospectus. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our securities, including the securities we have registered for sale in a prospectus, to significantly decline in value or become worthless.

As of the date of this report, as advised by our PRC legal counsel, DeHeng Law Offices, none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the CAC, or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. See “Item 3. Key Information — D. Risk Factors  – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 31 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of our securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Based on the advice of our PRC counsel, DeHeng Law Offices, who is of the view that we are not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in our business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review for this offering.

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, the CAC released the Measures for the Security Assessment of Cross-Border Data (Revised Draft for Comments) on October 29, 2021, which specifies the government security review procedure for the transfer of a wide range of data out of the territory of China. The draft measures for the first time clarify the threshold for being treated as a massive personal information processor to be—(i) personal information processors holding over one million users which transfer personal information out of the territory of China, or (ii) personal information processors which transfer accumulatively personal information of more than 100,000 users out of the territory of China or accumulatively sensitive personal information of more than 10,000 users out of the territory of China. Massive personal information processors would be required to apply for the CAC’s security review of cross-border data transfer with the provincial cyberspace administration. Before personal information processors can transfer data out of the territory of China, they are required to conduct an internal risk assessment, regardless of whether they are subject to the CAC security review. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories–general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

The Data Security Law and the Cybersecurity Law, together with other relevant regulations, are promulgated to jointly regulate China’s online spheres in relation to personal information cybersecurity protection. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. As of the date of this report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. We believe that that we are compliant with the regulations and policies that have been issued by the CAC to date.

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

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering and follow-on offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and

●	the VIE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

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

Enforceability of Civil Liabilities

A majority of our officers and directors are residents of China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

Our counsel as to PRC law has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our counsel as to PRC law has further advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this report, please see “Item 3. Key Information — Contractual Arrangements and Corporate Structure.”

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2019, 2020 and 2021, and selected balance sheet information as of September 30, 2019, 2020 and 2021 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the WFOE (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 3. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary and (ii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary;

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co, Co. Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(2,483,117)	(2,485,080)		-	4,968,197	-
Share of loss from VIE and its subsidiaries	-		(2,279,370)	-	2,279,370	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(2,978,673)	(2,487,044)	(2,005,012)	(3,573,483)	7,247,567	(3,796,645)
Net loss	(2,978,673)	(2,483,117)	(2,485,080)	(2,714,341)	7,247,567	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(2,978,673)	(2,483,117)	(2,485,080)	(2,279,370)	7,247,567	(2,978,673)

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Third-party revenues	$-	$-	-	$15,243,282	$-	$15,243,282
Inter-company consulting and services revenues	-	-	116,190	-	(116,190)	-
Third-party costs of Revenue	-	-	-	(13,704,248)	-	(13,704,248)
Inter-company consulting and services costs	-	-	-	(116,190)	116,190	-
Gross profit	-	-	116,190	1,422,844	-	1,539,034
Operating expenses	-	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	116,190	(44,224)	-	71,966
Share of income from subsidiaries	147,174	147,174	-	-	(294,348)	-
Share of income from VIE and its subsidiaries	-	-	30,984	-	(30,984)	-
Other income, net	-	-	-	378,395	-	378,395
Income before income tax expenses	147,174	147,174	147,174	334,171	(325,332)	450,361
Net income	147,174	147,174	147,174	160,732	(325,332)	276,922
Less: net income attributable to non-controlling interests	-	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	147,174	147,174	147,174	30,984	(325,332)	147,174

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	-	$1,371,201	$-	$1,371,201
Cost of revenue	-	-	-	(246,736)	-	(246,736)
Gross profit	-	-	-	1,124,465	-	1,124,465
Operating expenses	-	-	-	(348,602)	-	(348,602)
Income from operations	-	-	-	775,863	-	775,863
Share of income from subsidiaries	1,738,123	1,738,123	-	-	(3,476,246)	-
Share of income from VIE and its subsidiaries	-		1,738,123	-	(1,738,123)	-
Other income, net	-	-	-	265,200	-	265,200
Income before income tax expenses	1,738,123	1,738,123	1,738,123	1,041,063	(5,214,369)	1,041,063
Net income	1,738,123	1,738,123	1,738,123	2,191,437	(5,214,369)	2,191,437
Less: net income attributable to non-controlling interests	-	-	-	453,314	-	453,314
Net income attributable to EZGO’s shareholders	1,738,123	1,738,123	1,738,123	1,738,123	(5,214,369)	1,738,123

Consolidated Balance Sheets Information

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-		$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-		-	(3,017,337)	-
Amount due from VIE	-	-	13,439,901		(13,439,901)	-
Amount due from Non-VIE	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,439,901)	13,439,901	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	8,736,137	6,384,380		-	(15,120,517)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	-	6,473,902	-	(6,473,902)	-
Assets	28,882,111	22,235,211	24,661,450	38,212,105	(71,979,207)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amount due from VIE	-	-	116,190	-	(116,190)	-
Current assets	-	-		16,316,861	-	16,316,861
Amount due to Non-VIE	-	-	-	(116,190)	116,190	-
Working capital	-	-	116,190	9,528,018	-	9,644,208
Investment in non-VIE subsidiaries	8,869,462	8,869,462		-	(17,738,924)	-
Equity in the VIE and its subsidiaries through the VIE Agreements		-	8,753,272	-	(8,753,272)	-
Assets	8,869,462	8,869,462	8,869,462	19,817,798	(26,608,386)	19,817,798

	As of September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-		16,694,687	-	16,694,687
Working capital	-	-		9,860,560	-	9,860,560
Investment in non-VIE subsidiaries	8,226,779	8,226,779		-	(16,453,558)	-
Equity in the VIE and its subsidiaries through the VIE Agreements	-	-	8,226,779	-	(8,226,779)	-
Assets	8,226,779	8,226,779	8,226,779	19,171,950	(24,680,337)	19,171,950

Consolidated Cash Flows Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of Ordinary Shares in connection with IPO, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	-	(3,293,115)	-	(3,293,115)

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$-	$-	-	$(2,702,167)	$-	$(2,702,167)
Total cash used in investing activities	-	-	-	(1,922,326)	-	(1,922,326)
Total cash provided by financing activities	-	-	-	8,217,985	-	8,217,985
Effect of exchange rate changes	-	-	-	12,778	-	12,778
Net increase in cash, cash equivalents and restricted cash	-	-	-	3,606,270	-	3,606,270

Transfer of Cash through our Organization

EZGO can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and EZGO’s subsidiaries can transfer cash to EZGO through dividends or other distributions and/or intercompany loans. Additionally, EZGO’s subsidiaries can transfer cash to the VIE through loans, and the VIE can transfer cash to EZGO as service fees under the VIE Agreements and/or through loans. We intend to settle amounts owed under the VIE Agreements.

Prior to the completion of our initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company, EZGO, transferred funds through a shareholder loan to EZGO HK. EZGO HK transferred funds through an increase in the registered capital to Changzhou EZGO. EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2021, EZGO provided an interest-free loan of US$15,853,200 to EZGO HK; EZGO also paid US$3,017,337 on behalf of the VIE for the acquisition of Tianjin Jiahao and insurance fees; and EZGO HK injected registered capital of US$15,843,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$13,323,711 to the VIE and had US$1,914,828 of payables due to the VIE. The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,878,735	5%
June 9, 2021	June 8, 2026	$2,327,241	5%
June 22, 2021	June 21, 2026	$3,878,735	5%
September 17, 2021	September 16, 2024	$620,598	4%
September 29, 2021	September 28, 2024	$2,618,402	4%
Total		$13,323,711

Foresaid transactions including capital injection and loans, would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB 29,583,341 and cash in USD in the amount of US$7,831 as of September 30, 2021. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Based on the advice of our PRC counsel, DeHeng Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this Amendment, we have not installed any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect our operations” on page 37. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our WFOE, Changzhou EZGO only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from any financing we raise, including any offerings made pursuant to a prospectus, to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 36.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this Amendment. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 39.

As of September 30, 2021, none of our subsidiaries have ever paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 35.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 38.

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

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the fiscal years ended September 30, 2019, 2020 and 2021:

	Fiscal year ended September 30, 2019
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	1,253,569	104,080	1,357,649	13,552	1,371,201
Depreciation and amortization	-	(424)	(424)	(3,178)	(3,602)
Segment income (loss) before tax	1,119,568	32,994	1,152,562	(111,499)	1,041,063
Segment gross profit margin	96%	(2)%	87%	39%	86%

	Fiscal year ended September 30, 2020
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	3,148,156	11,165,290	14,313,446	929,836	15,243,282
Depreciation and amortization	(2,318)	(82,896)	(85,214)	(466)	(85,680)
Segment income before tax	251,731	169,452	421,183	29,178	450,361
Segment gross profit margin	15%	9%	11%	10%	11%

	Fiscal year ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Total segments	Others	Consolidated
Revenues from external customers*	4,288,366	18,232,537	22,520,903	901,103	23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	(4.4)%	1.6%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

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

Although we consolidate the results of the VIE and its subsidiaries, we only have access to cash balances or future earnings of the VIE and its subsidiaries through the VIE Agreements with the VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare a dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from the offering in January 2021 and June 2021, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiaries typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiaries or to the VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiaries and loans to our PRC subsidiaries or the VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and the VIE in the PRC are subject to certain statutory limits. We are able to use all of the net proceeds from offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We have used $10.43 million of the net proceeds for the acquisition of Tianjin Jiahao, and expect to continue using the net proceeds in the PRC in the form of Renminbi and, therefore, our PRC subsidiaries and the VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

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

Executive Officers and Directors

Jianhui Ye has been serving as our Chief Executive Officer and Director since August 2019, the General Manager of Hengmao Power Battery since October 2017 and the Chief Executive Officer and Director of the VIE, Jiangsu EZGO Electronic Technologies, Co., Ltd., since August 2019. Mr. Ye is responsible for our daily operations and formulation of our business strategies. Since September 2017, Mr. Ye has also been serving as the general manager of Zhuhai Dinghua Equity Investment Management Co. Ltd., an investment company in China, to provide a platform for us to find potential partners and investors. Mr. Ye spends most of his time on our management as he is not involved in day-to-day operations of Zhuhai Dinghua Equity Investment Management Co. Ltd. From September 2016 to September 2017, Mr. Ye served as a senior investment manager of Guoyuan Securities Inc., a securities brokerage firm in Hong Kong. From July 2014 to September 2016, Mr. Ye served as a compliance risk control manager of Guangdong Juniu Investment Management Company Limited, an investment management company in China. From September 2010 to July 2014, Mr. Ye served as an investment manager of Guangzhou Huifu Enterprise Consulting Co., Ltd, a consulting company in China. Mr. Ye obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in August 2018. Mr. Ye received a bachelor’s degree from Shenzhen University in July 2010.

Jingyan Wu has been serving as our Chief Financial Officer and the Chief Financial Officer of the VIE, Jiangsu EZGO Electronic Technologies, Co., Ltd., since September 1, 2020. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is currently a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

Shuang Wu has been serving as our Chief Operating Officer and the Chief Operating Officer of the VIE, Jiangsu EZGO Electronic Technologies, Co., Ltd., since August 2019. Mr. Wu has extensive experience in operation and marketing. Mr. Wu has been serving as the Senior Manager of Changzhou Yizhiying IoT since August 2018. From June 2015 to December 2017, Mr. Wu served as a Senior Manager of Shanghai Dafeng Investment Group, an investment company in China. From November 2011 to December 2014, Mr. Wu served as the Assistant to General Manager of Travelex, a well-known currency exchange company in the world. From June 2009 to November 2011, Mr. Wu served as a Financial Advisor of Westpac Bank Mr. Wu received his bachelor’s degree from Massey University of New Zealand in April 2007 and master’s degree from Massey University of New Zealand in August 2016.

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

6.B. Compensation

For the fiscal years ended September 30, 2020 and 2021, we paid an aggregate of RMB170,500 (approximately $24,338) and RMB885,547 (approximately $136,087), respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

6.C. Board Practices

Our board of directors consists of 5 directors as of the date of this report. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors as of the date of this report. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

During the fiscal years ended September 30, 2019, 2020 and 2021, and to the date of this annual report, we had the following material related party transactions:

		For the fiscal years ended September 30,
Related Parties	Nature	2019	2020	2021
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Purchase of e-bicycles from a related party	-	(4,538,100)	(6,048,053)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Interest-free loan to a related party	-	856,458	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Collection of loan to a related party	-	(856,458)	-
Jiangsu Xinzhongtian Suye Co., Ltd	Purchase of e-bicycles, gears and parts from a related party	-	(851,606)	(915,213)
Jiangsu Xinzhongtian Suye Co., Ltd	Rental fee and utility fee	-	(63,378)	(146,607)
Jiangsu Xinzhongtian Suye Co., Ltd	Interest-free loan to a related party	-	185,566	-
Jiangsu Xinzhongtian Suye Co., Ltd	Collection of loan to a related party	-	(186,993)	-
Shenzhen Star Cycling Network Technology Co., Ltd	Loan to a related party	-	-	310,395
Nanjing Mingfeng Technology Co.,Ltd	Loan to a related party	-	-	228,774
Jiangsu Yimao Pure Electric Bus Co., Ltd	Purchase of battery cells for battery cell trading business	(5,334,619)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd	Purchase of raw materials and finished goods	(2,428,036)	-	-
Henglong Chen	Interest-free loan to a shareholder*	1,857,441	377,634	-
Henglong Chen	Collection of loan from a shareholder *	(683,880)	(391,116)	(1,821,847)
Henglong Chen	Transfer of third-party loans to a related party*	59,682	-	-
Huiyan Xie	Interest-free loan to a related party	101,896	-	-
Huiyan Xie	Collection of loan from a related party	(101,896)	-	-
Shenzhen Star Asset Management Co., Ltd	Rental expenses of e-bicycles	(176,862)	-	-
Shenzhen Star Asset Management Co., Ltd	Disposal of e-bicycles on behalf of a related party	(291,131)	-	-
Shenzhen Star Asset Management Co., Ltd	Purchase of e-bicycles from a related party	(873,394)	-	-
Jianhui Ye	Interest-free loan from a related party	(4,374,249)	-	-
Jianhui Ye	Repayment of interest-free loan to a related party	-	4,289,426	-
Beijing Weiqi Technology Co., Ltd	Sales of e-bicycles to a related party	-	107,314	12,341

*	As of the date of this report, the loans to Henglong Chen, the former chairman, have not been fully collected. The loans made to Henglong Chen which were for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, and were supposed to be repaid by July 28, 2021 (half year after the IPO). Mr. Chen failed to repay the loans in full by such date. The Company has asked Mr. Chen to execute a confirmation representing to the Company that the loans will be repaid, in full, by December 31, 2022, and expects to receive such executed confirmation on or before February 10, 2022, although there can be no assurance that such executed confirmation will be received by that date.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct our business in the PRC primarily though the VIE and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, Tianjin Dilang and Tianjin Jiahao, since we entered into contractual arrangements with the the VIE in November 2019. For a description of these contractual arrangements, see Item 4.A - “History and Development of the Company.”

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

Changzhou EZGO is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on PRC tax laws and PRC accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. However, none of our PRC subsidiaries have been recognized as High and New Technology enterprises. Therefore, none of our PRC subsidiaries are eligible to enjoy a preferential tax rate of 15%.

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

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MBP and Briggs & Veselka, respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 16, 2021, we terminated MBP and appointed Briggs & Veselka as our successor independent registered public accounting firm effective August 16, 2021 and for the fiscal year ended September 30, 2021. The termination of MBP and the appointment of Briggs & Veselka was considered and approved by the audit committee.

The audit report of MBP on the financial statements as of and for the fiscal years ended September 30, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of MBP’s engagement up to the date of termination which disagreements that, if not resolved to MBP’s satisfaction, would have caused MBP to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting, none of “reportable events,” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the fiscal years ended September 30, 2019 and 2020, and subsequently up to the date of termination.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-37.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)

2.1	Description of Securities*

2.2	Representative’s Warrants(2)

2.3	Form of Placement Agent Warrant(4)

2.4	Form of Investor Warrant(4)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Underwriting Agreement, dated January 25, 2021, by and between the Company and Viewtrade Securities, Inc.(2)

4.12	Indemnification Escrow Agreement, dated January 25, 2021, by and among the Company, Viewtrade Securities, Inc. and Pearlman Law Group LLP(2)

4.13	English Translation of Asset Purchase Arrangement Agreement, dated March 12, 2021, by and among Jiangsu EZGO Electronic Technologies Co., Ltd., Benlin Huang and Tianjin Jiahao Bicycle Co., Ltd.(3)

4.14	English Translation of Shares Purchase Agreement, dated April 19, 2021, by and among Jiangsu EZGO Electronic Technologies Co., Ltd., Shanghai Mingli New Energy Technology Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.(3)

4.15	Form of Placement Agency Agreement from previous follow-on offering(4)

4.16	Form of Securities Purchase Agreement from previous follow-on offering(4)

4.17	Form of Indemnification Escrow Agreement from previous follow-on offering(5)

4.17	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(6)

8.1	List of Subsidiaries of the Registrant**

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act**

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act**

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

15.1	Consent of Briggs & Veselka Co., LLP, Independent Registered Public Accounting Firm**

15.2	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm**

15.3	Consent of DeHeng Law Offices**

101	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101**

*	Previously filed.

**	Filed herewith.

***	Furnished herewith.

(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-249687), filed on December 15, 2020.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 19, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 28, 2021.

(5)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333- 256311), filed on May 24, 2021.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: June 24, 2022

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the fiscal years ended September 30, 2019, 2020 and 2021:

	Fiscal year ended September 30, 2019
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,253,569	$104,080	$1,357,649	$13,552	$1,371,201
Depreciation and amortization	$-	$(424)	$(424)	$(3,178)	$(3,602)
Segment income before tax	$1,119,568	$32,994	$1,152,562	$(111,499)	$1,041,063
Segment gross profit margin	96%	(2)%	87%	39%	86%

	Fiscal year ended September 30, 2020
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$3,148,156	$11,165,290	$14,313,446	$929,836	$15,243,282
Depreciation and amortization	$(2,318)	$(82,896)	$(85,214)	$(466)	$(85,680)
Segment income (loss) before tax	$251,731	$169,452	$421,183	$29,178	$450,361
Segment gross profit margin	15%	9%	11%	10%	11%

	Fiscal year ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	$(804)	$(139,501)	$(140,305)	$(329,543)	$(469,848)
Segment income (loss) before tax	$16,902	$(2,034,515)	$(2,017,613)	$(1,779,032)	$(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	(4.4)%	1.6%

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2020	2021
ASSETS
Cash and cash equivalents	$-	$175,437
Restricted cash	-	1,100,000
Receivable from VIE	-	3,017,337
Receivable from Non-VIE	-	15,853,200
Long term investment	8,869,462	8,736,137
Total assets	$8,869,462	$28,882,111

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables		47,585
Amount due to VIE		316,524
Total liabilities	-	364,109

Shareholders’ equity
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2020 and 2021; 7,800,000 and 13,626,602 shares issued and outstanding as of September 30, 2020 and 2021, respectively)	7,800	13,627
Subscription receivable	(7,800)	(7,800)
Receivables due from a shareholder	(4,737,521)	(3,152,179)
Additional paid-in capital	12,290,900	32,493,461
Retained earnings	1,575,630	(1,423,614)
Accumulated other comprehensive (loss)/income	(259,547)	594,507
Total shareholders’ equity	8,869,462	28,518,002
Total liabilities and shareholders’ equity	$8,869,462	$28,882,111

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the fiscal years ended September 30,
	2019	2020	2021

General and administrative expenses	$-	$-	$(495,835)
Total operating expenses	-	-	(495,835)
Loss from operation	-	-	(495,835)
Other income:
Share of earnings (loss) from subsidiaries, VIE and its subsidiaries	1,738,123	$147,174	$(2,483,117)
Other income	-	-	279

Income (loss) before income tax expense	1,738,123	147,174	(2,978,673)
Income tax expense	-	-	-
Net income/(Loss)	1,738,123	147,174	(2,978,673)

Other comprehensive income:
Foreign currency translation (loss) income, net of nil income taxes	(192,550)	397,110	795,593
Available-for-sale debt investments	-	-	58,461
Total comprehensive income/(loss)	$1,545,573	$544,284	$(2,124,619)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - continued

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the fiscal years ended September 30,
	2019	2020	2021
Cash flows from operating activities	$-	$-	$(801,208)
Payment on behalf of VIE	-	-	(3,017,337)
Loan to subsidiary	-	-	(15,853,200)
Cash flows from investing activities	-	-	(18,870,537)
Cash receipts from equity issuance, net of issuance cost			20,947,182
Cash flows from financing activities	-	-	20,947,182
Effect of exchange rate changes	-	-	-
Net increase in cash, cash equivalents and restricted cash	-	-	1,275,437
Cash, cash equivalents and restricted cash, at beginning of year	-	-	-
Cash, cash equivalents and restricted cash, at end of year	$-	$-	$1,275,437

20. SUBSEQUENT EVENTS

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