Form 20-F/A
period 2021-09-30
EZGO Technologies Ltd.
filed 2022-08-05
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

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
Yes  ☐  No  ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F of EZGO Technologies Ltd. (the “Company,” “we,” and “our”) for the year ended September 30, 2021, which was originally filed with the U.S. Securities and Exchange Commission on January 27, 2022 (the “Original Filing”), and was amended by Amendment No. 1 to the Original Filing on June 24, 2022 (the “Amendment No. 1”).

The Company is filing this Amendment for the purpose of disclosing certain legal and operational risks and potential impact on the Company associated with having substantially all of its operations conducted by its operating entities in China, additional legal, regulatory and enforcement risks that may apply to investments in the Company and controls and procedures as required by Item 15(b)(3) of Form 20-F. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is filing the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing and the Amendment No. 1. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing and the Amendment No. 1, as applicable, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

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

Investing in EZGO’s securities is highly speculative and involves a significant degree of risk. EZGO is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, EZGO conducts the majority of its operations through contractual arrangements with its operating entities established in the PRC, primarily the VIE, in which EZGO does not hold any equity interest, and the VIE’s subsidiaries based in the PRC, with substantially all of their operations and assets in China. This variable interest entity structure involves unique risks to investors. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in EZGO’s Ordinary Shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

Investors may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in EZGO’s operations and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities to significantly decline or become worthless. For a description of our corporate structure and contractual arrangements with the VIE, see “Item 4C. Organizational Structure” in this report. See also “Item 3. Key Information— D. Risk Factors— Risks Related to Our Corporate Structure” beginning on page 19 for certain risks related to the contractual arrangements with the VIE.

In addition, as EZGO conducts substantially all of its operations in China through the VIE and its subsidiaries in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale or could significantly limit or completely hinder EZGO’s ability to offer or continue to offer EZGO’s securities to investors and cause the value of EZGO’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our PRC counsel, DeHeng Law Offices, is of the view that as of the date of this Amendment, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this Amendment, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business and results of operations. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China” beginning on page 19 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of EZGO’s securities.

As a holding company, EZGO relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their respective distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to EZGO. To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of the Original Filing, none of our PRC subsidiaries had ever issued any dividends or distributions to EZGO or its shareholders outside of China. Furthermore, as of the date of the Original Filing, neither EZGO nor any of its subsidiaries had ever paid dividends or made distributions to U.S. investors. EZGO is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on EZGO’s ability to make capital contributions to its PRC subsidiaries. However, our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount as recorded in the Foreign Investment Comprehensive Management Information System and their respective registered capital or 2.5 times of their net worth. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by EZGO to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. We intend to retain most, if not all, of our available funds and any future earnings for the development and growth of our business in China. We do not expect to pay dividends or distribute earnings in the foreseeable future. We intend to settle amounts owed under the contractual arrangements with the VIE.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s Ordinary Shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 40, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on pages 40 and 41, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations.” on page 42.

To date, transfers have occurred between EZGO, its subsidiaries, and the VIE. Prior to the completion of EZGO’s initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company EZGO transferred funds through a shareholder loan to EZGO’s wholly-owned subsidiary, China EZGO Group Ltd. (“EZGO HK”). EZGO HK transferred funds through an increase in the registered capital to EZGO HK’s wholly-owned subsidiary, Changzhou EZGO Enterprise Management Co., Ltd. (“Changzhou EZGO”). EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

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

For details of the transfers between EZGO, its subsidiaries, and the VIE, see “Item 3. Key Information — Transfer of Cash through our Organization.” For details of VIE’s financial information, see “Item 3. Key Information —VIE Financial Information” for the condensed consolidating schedule and pages F-9 to F-12 of this Amendment.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB29,583,341 and cash in USD in the amount of US$7,831 as of September 30, 2021. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries, and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, DeHeng Law Offices, is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of the Original Filing, we had not installed any cash management policies that dictate how funds are transferred between EZGO, our subsidiaries, and the VIE.

Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in the PRC or Hong Kong from leaving, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between EZGO, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China— PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations.”

Effect of Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange. The U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act on June 22, 2021, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before EZGO’s ordinary shares may be prohibited from trading or delisted. Due to a position taken by the China Securities Regulatory Commission, or CSRC, the PCAOB is prevented from fully inspecting auditing records and evaluating quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in EZGO’s ordinary shares to lose confidence in our reported financial information and the quality of our financial statements. These developments could add uncertainties to EZGO’s offering, including the possibility that the SEC may prohibit trading in EZGO’s securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist EZGO’s ordinary shares.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This report does not include our former auditors, Marcum Bernstein & Pinchuk LLP (“MBP”) and Briggs & Veselka Co., LLP (“Briggs & Veselka”), or our current auditor, Wei, Wei & Co., LLP (“WWC”). Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange.

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

For details on the effects of HFCA Act on us, see “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 47.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly owned subsidiary, EZGO HK, formerly known as Hong Kong JKC Group Co., Limited, was incorporated in Hong Kong on February 13, 2019. EZGO HK, in turn, holds all of the capital stock of Changzhou EZGO, formerly known as Changzhou Jiekai New Energy Technology Company, which was incorporated in China on June 12, 2019 and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. Changzhou EZGO has obtained the contractual rights to determine the most significant economic activities of the VIE and also receives the majority of the economic   benefits of the VIE,  through a series of contractual arrangements  (the “VIE Agreements”). See “– Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily through the VIE and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”), Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”) and Tianjin Jiahao Bicycle Co, Co. Ltd. (“Tianjin Jiahao”) since EZGO, through contractual arrangements with the VIE, obtained the rights to determine the most significant economic activities and also receives the majority of the economic benefits of the VIE  beginning in November 2019.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in EZGO’s Ordinary Shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

The diagram below shows our corporate structure as of the date of this Amendment, including the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. EZGO conducts operations in China primarily through the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in EZGO, the BVI holding company.

Contractual Arrangements with the VIE and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. Changzhou EZGO, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in EZGO’s operations and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Changzhou EZGO with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on EZGO’s operations and result in the value of its securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” on page 19.

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

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” on page 19.

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

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2019, 2020 and 2021, and selected balance sheet information as of September 30, 2019, 2020 and 2021 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the WFOE (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 6. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary and (ii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary;

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co, Co. Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(203,744)	(205,707)	-	-	409,451	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(699,300)	(207,671)	274,358	(3,573,483)	409,451	(3,796,645)
Net loss	(699,300)	(203,744)	(205,707)	(2,714,344	409,451	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(699,300)	(203,744)	(205,707)	(2,279,373)	409,451	(2,978,673)

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Third-party revenues	$-	$-	-	$15,243,282	$-	$15,243,282
Inter-company consulting and services revenues	-	-	116,190	-	(116,190)	-
Third-party costs of Revenue	-	-	-	(13,704,248)	-	(13,704,248)
Inter-company consulting and services costs	-	-	-	(116,190)	116,190	-
Gross profit	-	-	116,190	1,422,844	-	1,539,034
Operating expenses	-	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	116,190	(44,224)	-	71,966
Share of income from subsidiaries	116,190	116,190	-	-	(232,380)	-
Other income, net	-	-	-	378,395	-	378,395
Income before income tax expenses	116,190	116,190	116,190	334,171	(232,380)	450,361
Net income	116,190	116,190	116,190	160,732	(232,380)	276,922
Less: net income attributable to non-controlling interests	-	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	116,190	116,190	116,190	30,984	(232,380)	147,174

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	-	$1,371,201	$-	$1,371,201
Cost of revenue	-	-	-	(246,736)	-	(246,736)
Gross profit	-	-	-	1,124,465	-	1,124,465
Operating expenses	-	-	-	(348,602)	-	(348,602)
Income from operations	-	-	-	775,863	-	775,863
Share of income from subsidiaries	-	-	-	-	-	-
Share of income from VIE and its subsidiaries	-		-	-	-	-
Other income, net	-	-	-	265,200	-	265,200
Income before income tax expenses	-	-	-	1,041,063	-	1,041,063
Net income	-	-	-	2,191,437	-	2,191,437
Less: net income attributable to non-controlling interests	-	-	-	453,314	-	453,314
Net income attributable to EZGO’s shareholders	-	-	-	1,738,123	-	1,738,123

Consolidated Balance Sheets Information

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-	-	$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-	-	-	(3,017,337)	-
Amount due from VIE	-	-	13,323,711		(13,323,711)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from Non-VIE	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,323,711)	13,323,711	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	-	15,753,483		-	(15,753,483)	-
Assets	20,145,974	15,761,314	18,187,547	38,212,105	(50,295,270)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Current assets	-	-		16,316,861	-	16,316,861
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Working capital	-	-	116,190	9,528,018	-	9,644,208
Investment in non-VIE subsidiaries	116,190-	116,190		-	(232,380)	-
Assets	116,190-	116,190	116,190	19,817,798	(348,570)	19,817,798

	As of September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-	-	16,694,687	-	16,694,687
Working capital	-	-	-	9,860,560	-	9,860,560
Investment in non-VIE subsidiaries	-	-	-	-	-	-
Assets	-	-	-	19,171,950		19,171,950

Consolidated Cash Flows Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of Ordinary Shares in connection with IPO, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	-	(3,293,115)	-	(3,293,115)

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$-	$-	-	$(2,702,167)	$-	$(2,702,167)
Total cash used in investing activities	-	-	-	(1,922,326)	-	(1,922,326)
Total cash provided by financing activities	-	-	-	8,217,985	-	8,217,985
Effect of exchange rate changes	-	-	-	12,778	-	12,778
Net increase in cash, cash equivalents and restricted cash	-	-	-	3,606,270	-	3,606,270

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

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB29,583,341 and cash in USD in the amount of US$7,831 as of September 30, 2021. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, DeHeng Law Offices, is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this Amendment, we have not installed any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations” on page 42. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, Changzhou EZGO (“WFOE”), only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 41.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this Amendment. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 44.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s Ordinary Shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 40, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on pages 40 and 41, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations.” on page 42.

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

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 40.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 43.

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

This report does not include our former auditors, MBP and Briggs & Veselka or our current auditor, WWC. Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 47.

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

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the Opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of the Opinions remains unclear at this stage.   See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 45.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, DeHeng Law Offices, is of the view as a result of: (i) EZGO is listed on the Nasdaq and does not “seek to list on any other foreign stock exchange”; (ii) we do not hold personal information on more than one million users in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of EZGO’s operations and/or any offerings. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder its ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities to significantly decline in value or become worthless.

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

As of the date of this Amendment, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its Ordinary Shares could decline in value or become worthless” on page 35 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect its business, financial condition, and results of operations.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in EZGO’s ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to make an investment in EZGO’s ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of EZGO’s ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether a variable interest entity that is controlled through contractual arrangements would be deemed as foreign-invested enterprises if it is ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities EZGO has registered may decline in value or become worthless if the determinations, changes, or interpretations result in EZGO’s inability to assert contractual rights over the assets of its PRC subsidiaries or the VIE that conducts a substantial part of EZGO’s operations.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in EZGO’s operations and the value of EZGO’s ordinary shares.

●	The Chinese government may intervene or influence EZGO’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively. In addition, our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to offer or continue to offer its ordinary shares, cause significant disruption to its business operations, and severely damage its reputation, which would materially and adversely affect our financial condition and results of operations and cause EZGO’s ordinary shares to significantly decline in value or become worthless.

●	Substantially all of EZGO’s current operations are conducted in the PRC through the VIE and its subsidiaries, and substantially all of its assets are located in the PRC. A majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

●	EZGO’s ordinary shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s ordinary shares could be prohibited from trading and delisted after two years instead of three.

Risks Related to EZGO’s Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to EZGO’s ordinary shares, including, but not limited to, the following:

●	An active trading market for EZGO’s ordinary shares may not continue and the trading price for EZGO’s ordinary shares may fluctuate significantly.

●	The trading price of EZGO’s ordinary shares may be volatile, which could result in substantial losses to investors.

●	We may not be able to maintain our listing on Nasdaq which could limit investors’ ability to make transactions in EZGO’s securities and subject us to additional trading restrictions.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of EZGO’s ordinary shares for return on your investment.

●	Restrictive covenants related to our previous registered direct offering may restrict our ability to obtain future financing.

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

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If we fail to achieve and maintain an effective internal control environment, it could result material misstatements in our financial statements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of EZGO’s ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of EZGO’s ordinary shares. Any such changes may take place quickly and with very little notice

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations, and will impact companies with connections to the United States or China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of EZGO’s ordinary shares.

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

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the value of EZGO’s securities.

Before completing our initial public offering (“IPO”), we were a private company since our incorporation, and as such, we did not have the internal control and financial reporting requirements that are required of a publicly traded company. As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with the preparation of our financial statements for the fiscal years ended September 30, 2019, 2020 and 2021, we identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of EZGO’s securities would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

Implementing the appropriate changes to our internal controls may distract our senior management and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and the value of EZGO’s securities could decline.

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

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities EZGO has registered may decline in value or become worthless if the determinations, changes, or interpretations result in its inability to assert contractual rights over the assets of its PRC subsidiaries or the VIE that conducts a substantial part of EZGO’s operations.

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

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose our rights to determine the most significant economic activities and the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAPP, for which we are a primary beneficiary of the VIE, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting EZGO’s operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance the VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The PRC government could disallow the variable interest entity structure, which would likely result in a material change in EZGO’s operations and/or value of its securities, including that it could cause the value of such securities to significantly decline or become worthless. The VIE agreements have never been tested in a court of law in China. If the PRC government deems that our contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure its operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to determine the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with U.S. GAAP. In addition, EZGO’s securities may decline in value or become worthless if it is unable to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIE and its subsidiaries conduct a significant part of EZGO’s operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect EZGO’s business and impede its ability to continue its operations.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above, however, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and remains unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expires on January 23, 2022, and if enacted, may subject us to additional compliance requirements in the future. See “– CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and could cause the value of its ordinary shares to significantly decline or become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence EZGO’s operations at any time, which are beyond its control. Therefore, any such action may adversely affect EZGO’s operations and significantly limit or hinder its ability to offer or continue to offer its securities to investors and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence EZGO’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in its operations, financial performance and/or the value of EZGO’s ordinary shares or impair its ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless.

Based on the advice of our PRC counsel, DeHeng Law Offices, that we are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of the VIE Agreements. However, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. or other foreign exchanges, EZGO will not be able to continue listing on a U.S. or other foreign exchange, continue to offer its securities to investors, or materially affect the interest of the investors and cause significantly depreciation of the price of its ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require EZGO to divest ourselves of any interest it then holds in its operations in China. Accordingly, the Chinese government may intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and/or the value of the securities EZGO has registered.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, DeHeng Law Offices, we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, EZGO’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to continue to offer its ordinary shares to investors and could cause the value of its securities to significantly decline or become worthless.

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to this report. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, DeHeng Law Offices, that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of EZGO’s operations and/or offering. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities EZGO has registered for sale in a prospectus, to significantly decline in value or become worthless.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiaries will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for EZGO’s operations. If EZGO’s operations do not comply with these new regulations at the time they become effective, or if EZGO fails to obtain any licenses required under these new laws and regulations, it could be subject to penalties.

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

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs, and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect EZGO’s business, financial condition, and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, DeHeng Law Offices, is of the view that we are not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in our business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review for this offering.

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

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements may impose significant burdens and costs on EZGO’s operations or require it to alter its business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. EZGO’s business operations could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect EZGO’s business and its results of operations.

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

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, EZGO’s business and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, EZGO’s financial condition and results of operations may be adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations.

Currently substantially all of EZGO’s business operations are conducted in China through its VIE and the VIE’s subsidiaries, and substantially all of EZGO’s sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on EZGO’s businesses, financial condition, and results of operations.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of EZGO’s ordinary shares.

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

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on EZGO’s business, financial condition, and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, EZGO’s business operations and its ability to make distributions to the investors could be materially and adversely affected.

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

The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations.

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

In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’ business, which could result in a material and adverse effect on EZGO’s operations.

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

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in EZGO.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of September 2021, the value of the Renminbi appreciated by approximately 5.20% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, EZGO’s shares in foreign currency terms may be adversely affected. EZGO may not be able to pay dividends in foreign currencies to its shareholders. Appreciation of RMB to the U.S. dollar will result in exchange loss, while depreciation of RMB to the U.S. dollar will result in exchange gain.

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

We have relied on the opinion of our PRC counsel, DeHeng Law Offices, that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on EZGO’s operations in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as its ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on EZGO’s business, results of operations and corporate structure.

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any future follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors outside China.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of EZGO’s operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect EZGO’s operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

EZGO is a company incorporated under the laws of the BVI, and EZGO conduct substantially all of its operations in China through the VIE and its subsidiaries and substantially all of its assets are located in China. In addition, a majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before EZGO’s securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

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

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of EZGO’s ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange. The recent developments would add uncertainties to our offering pursuant to a prospectus and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of such auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of EZGO’s Ordinary Shares to be materially and adversely affected, and EZGO’s securities could be delisted and prohibited from being traded on a national securities exchange earlier than would be required by the HFCA Act. If EZGO’s securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair the ability to sell or purchase EZGO’s Ordinary Shares when desired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of EZGO’s Ordinary Shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and EZGO’s shareholders are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Should the PCAOB be unable to fully conduct inspections of our auditor’s workpapers in China, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and the quality of our financial statements, which could materially and adversely affect the value of EZGO’s Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list EZGO’s Ordinary Shares on Nasdaq, which could materially impair the market for and market price of EZGO’s Ordinary Shares.

Risks Related to EZGO’s Ordinary Shares

An active trading market for EZGO’s ordinary shares may not continue and the trading price for EZGO’s ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for EZGO’s ordinary shares will continue. If an active public market for EZGO’s ordinary shares does not continue, the market price and liquidity of EZGO’s ordinary shares may be materially and adversely affected. We can provide no assurance that the trading price of EZGO’s ordinary shares will not decline. As a result, investors in EZGO’s securities may experience a significant decrease in the value of their ordinary shares.

The trading price of EZGO’s ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of EZGO’s ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of EZGO’s ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for EZGO’s ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which EZGO’s ordinary shares will trade.

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

We may not be able to maintain our listing on Nasdaq which could limit investors’ ability to make transactions in EZGO’s securities and subject us to additional trading restrictions.

EZGO’s ordinary shares are listed on Nasdaq. We cannot assure you that EZGO’s ordinary shares will continue to be listed on Nasdaq in the future. In order to continue listing EZGO’s securities on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $2,500,000), maintain a minimum market value of listed securities (generally above $35,000,000) or have a minimum net income from operations for the prior year of for two of the preceding years (generally above $500,000); and (ii) a minimum number of publicly held shares (generally greater than 500,000) and a minimum number of public shareholders (generally greater than 300 shareholders). EZGO’s ordinary shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We intend to fully comply with these requirements, but we may not be able to meet these requirements in the future.

If Nasdaq delists EZGO’s securities from trading on its exchange and we are not able to list EZGO’s securities on another national securities exchange, we expect EZGO’s securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for EZGO’s securities;

●	reduced liquidity for EZGO’s securities;

●	a determination that EZGO’s ordinary shares are “penny stocks” which will require brokers trading in EZGO’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for EZGO’s securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because EZGO’s ordinary shares are listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of EZGO’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, EZGO’s securities would not be covered securities and we would be subject to regulations in each state in which we offer EZGO’s securities.

EZGO’s ordinary shares are listed on the Nasdaq Capital Market; if our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market, and EZGO’s ordinary shares may trade under $5.00 per share in the future and thus could be penny stocks. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of EZGO’s ordinary shares.

EZGO’s ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If EZGO’s ordinary shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have EZGO’s ordinary shares quoted on the OTC Bulletin Board or in the “pink sheets” maintained by the OTC Markets Group Inc. The OTC Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if EZGO’s ordinary shares are delisted from the Nasdaq Capital Market and are no longer traded on an exchange at some later date, EZGO’s ordinary shares may be subject to the “penny stock” regulations, and it is likely that the price of EZGO’s ordinary shares would decline and that and our shareholders could find it difficult to sell EZGO’s ordinary shares.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, EZGO’s ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell EZGO’s ordinary shares, and may negatively affect the ability of holders of EZGO’s ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding EZGO’s ordinary shares, the market price for EZGO’s ordinary shares and trading volume could decline.

The trading market for EZGO’s ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade EZGO’s ordinary shares, the market price for EZGO’s ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for EZGO’s ordinary shares to decline.

The sale or availability for sale of substantial amounts of EZGO’s ordinary shares could adversely affect their market price.

Sales of substantial amounts of EZGO’s ordinary shares in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of EZGO’s ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. EZGO’s ordinary shares are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our initial public offering, we and each of our directors and officers, and certain shareholders agreed not to sell any ordinary shares for 12 months from January 25, 2021 without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In connection with our previous follow-on offering, our directors and officers agreed not to sell any ordinary shares for 90 days from June 1, 2021 without the prior written consent of the placement agent named therein, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of EZGO’s ordinary shares.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of EZGO’s ordinary shares for return on your investment.

We currently retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in EZGO’s ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in EZGO’s ordinary shares will likely depend entirely upon any future price appreciation of EZGO’s ordinary shares. There is no guarantee that EZGO’s ordinary shares will appreciate in value in the future or even maintain the price at which you purchased EZGO’s ordinary shares. You may not realize a return on your investment in EZGO’s ordinary shares and you may even lose your entire investment.

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

Accordingly, our executive officers and directors, together with principal shareholders owning 5% or more of our issued and outstanding ordinary shares, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these principal shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these principal shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our principal shareholders may differ from the interests of our other shareholders. The concentration in the ownership of EZGO’s ordinary shares may cause a material decline in the value of EZGO’s ordinary shares.

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

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find EZGO’s ordinary shares less attractive because we may rely on these exemptions. If some investors find EZGO’s ordinary shares less attractive as a result, there may be a less active trading market for EZGO’s ordinary shares and the trading price of EZGO’s ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in EZGO’s ordinary shares to significant adverse United States income tax consequences.

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

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unrecorded intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of EZGO’s ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our offerings. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of EZGO’s ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds EZGO’s ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds EZGO’s ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we are or become classified as a PFIC. For more information, see “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — United States Federal Income Taxation.”

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

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in EZGO’s ordinary shares are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in EZGO, the BVI holding company.

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

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application

On June 1, 2021, EZGO closed the previous registered direct offering of 2,564,102 units of its securities, with each unit consisting of (i) one ordinary share, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary shares. The units were sold at a price of $4.68 per unit. EZGO received gross proceeds from the previous registered direct offering, before deducting estimated offering expenses payable by EZGO, of approximately $12,000,000.

On August 6, 2021, EZGO entered into an advisory agreement with ViewTrade Securities, Inc. (the “Advisor”) pursuant to which the Advisor provided general business advice and other compliance advice to EZGO. The advisory agreement expired on December 31, 2021.

On July 21, 2022, EZGO entered into a securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act, pursuant to which EZGO agreed to sell 10,000,000 ordinary shares (the “Shares”), at a per share purchase price of $0.80 (the “Reg S Offering”). The gross proceeds to the Company from the Reg S Offering were US$8.0 million. Upon closing of the Reg S Offering, there were 23,626,891 ordinary shares issued and outstanding. The Purchasers have each made customary representations, warranties and covenants. The Shares were issued to Purchasers upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares. The Shares issued in the Reg S Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to a prospectus. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of our operations and/or any offerings made pursuant to a prospectus. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause EZGO’s securities, including the securities we have registered for sale in a prospectus, to significantly decline in value or become worthless.

As of the date of this report, as advised by our PRC legal counsel, DeHeng Law Offices, none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the CAC, or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. See “Item 3. Key Information — D. Risk Factors  – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 35 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of EZGO’s ordinary shares on Nasdaq in the context of our initial public offering and follow-on offering, given that:

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

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2019, 2020 and 2021, and selected balance sheet information as of September 30, 2019, 2020 and 2021 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the WFOE (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 6. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary and (ii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary;

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co, Co. Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(203,744)	(205,707)	-	-	409,451	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(699,300)	(207,671)	274,358	(3,573,483)	409,451	(3,796,645)
Net loss	(699,300)	(203,744)	(205,707)	(2,714,344	409,451	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(699,300)	(203,744)	(205,707)	(2,279,373)	409,451	(2,978,673)

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Third-party revenues	$-	$-	-	$15,243,282	$-	$15,243,282
Inter-company consulting and services revenues	-	-	116,190	-	(116,190)	-
Third-party costs of Revenue	-	-	-	(13,704,248)	-	(13,704,248)
Inter-company consulting and services costs	-	-	-	(116,190)	116,190	-
Gross profit	-	-	116,190	1,422,844	-	1,539,034
Operating expenses	-	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	116,190	(44,224)	-	71,966
Share of income from subsidiaries	116,190	116,190	-	-	(232,380)	-
Other income, net	-	-	-	378,395	-	378,395
Income before income tax expenses	116,190	116,190	116,190	334,171	(232,380)	450,361
Net income	116,190	116,190	116,190	160,732	(232,380)	276,922
Less: net income attributable to non-controlling interests	-	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	116,190	116,190	116,190	30,984	(232,380)	147,174

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	-	$1,371,201	$-	$1,371,201
Cost of revenue	-	-	-	(246,736)	-	(246,736)
Gross profit	-	-	-	1,124,465	-	1,124,465
Operating expenses	-	-	-	(348,602)	-	(348,602)
Income from operations	-	-	-	775,863	-	775,863
Share of income from subsidiaries	-	-	-	-	-	-
Share of income from VIE and its subsidiaries	-		-	-	-	-
Other income, net	-	-	-	265,200	-	265,200
Income before income tax expenses	-	-	-	1,041,063	-	1,041,063
Net income	-	-	-	2,191,437	-	2,191,437
Less: net income attributable to non-controlling interests	-	-	-	453,314	-	453,314
Net income attributable to EZGO’s shareholders	-	-	-	1,738,123	-	1,738,123

Consolidated Balance Sheets Information

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-	-	$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-	-	-	(3,017,337)	-
Amount due from VIE	-	-	13,323,711		(13,323,711)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from Non-VIE	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,323,711)	13,323,711	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	-	15,753,483		-	(15,753,483)	-
Assets	20,145,974	15,761,314	18,187,547	38,212,105	(50,295,270)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Current assets	-	-		16,316,861	-	16,316,861
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Working capital	-	-	116,190	9,528,018	-	9,644,208
Investment in non-VIE subsidiaries	116,190-	116,190		-	(232,380)	-
Assets	116,190-	116,190	116,190	19,817,798	(348,570)	19,817,798

	As of September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Current assets	-	-	-	16,694,687	-	16,694,687
Working capital	-	-	-	9,860,560	-	9,860,560
Investment in non-VIE subsidiaries	-	-	-	-	-	-
Assets	-	-	-	19,171,950		19,171,950

Consolidated Cash Flows Information

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of Ordinary Shares in connection with IPO, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	-	(3,293,115)	-	(3,293,115)

	Fiscal year ended September 30, 2019
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$-	$-	-	$(2,702,167)	$-	$(2,702,167)
Total cash used in investing activities	-	-	-	(1,922,326)	-	(1,922,326)
Total cash provided by financing activities	-	-	-	8,217,985	-	8,217,985
Effect of exchange rate changes	-	-	-	12,778	-	12,778
Net increase in cash, cash equivalents and restricted cash	-	-	-	3,606,270	-	3,606,270

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

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB 29,583,341 and cash in USD in the amount of US$7,831 as of September 30, 2021. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, DeHeng Law Offices, is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this Amendment, we have not installed any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations” on page 42. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our WFOE, Changzhou EZGO only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 41.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this Amendment. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 44.

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

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 44.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 43.

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

Substantially all of our revenue is generated from and workforce are concentrated in China. Consequently, the COVID-19 Outbreak has materially adversely affected EZGO’s business operations and financial condition, operating results and cash flow for the fiscal year 2020. However, as COVID-19 has been contained in the PRC since the second quarter of 2020, and the impact from COVID-19 has therefore been mitigated. Our production of new e-bicycles resumed and we also accelerated research and development of new e-bicycles to meet the market demands. From the fiscal year ended September 30, 2020, we developed more than 20 types of new e-bicycles, three of which comply with the New National Standard. Further, due to increasing customer demands for the New National Standard e-bicycles and the steady industry sentiment, and Tianjin Dilang’s acceptance of more orders from various exhibitions, revenues generated from sales of e-bicycles has increased by $11,061,210 or 10,628% for the fiscal year ended September 30, 2020 as compared to the fiscal year ended September 30, 2019 and revenues generated from sales of e-bicycles has increased by $7,067,247 or 63% for the fiscal year ended September 30, 2021 as compared to the fiscal year ended September 30, 2020.

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

6.E. Share Ownership

As of January 26, 2022, 13,626,891 of EZGO’s ordinary shares were outstanding. Holders of EZGO’s ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Dividends

We have never declared or paid any dividend on EZGO’s ordinary shares and we do not anticipate paying any dividends on EZGO’s ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

EZGO’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $1.11 on January 26, 2022.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

EZGO’s ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “EZGO.”

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

Dividends. The holders of EZGO’s ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

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

10.E. Taxation

The following discussion of material BVI, PRC and United States federal income tax consequences of an investment in EZGO’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in EZGO’s ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of EZGO’s ordinary shares. This summary applies only to U.S. Holders that hold EZGO’s ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of EZGO’s ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EZGO’S ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of EZGO’s ordinary shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of EZGO’s ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding EZGO’s ordinary shares and their partners are urged to consult their tax advisors regarding an investment in EZGO’s ordinary shares.

Taxation of Dividends and Other Distributions on EZGO’s Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on EZGO’s ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on EZGO’s ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “ITEM 10. ADDITIONAL INFORMATION – 10.E.Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on EZGO’s ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to EZGO’s ordinary shares. Dividends received on EZGO’s ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on EZGO’s ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of EZGO’s ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering and follow-on offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held EZGO’s ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held EZGO’s ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds EZGO’s ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

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

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds EZGO’s ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If EZGO’s ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of EZGO’s ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns EZGO’s ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in EZGO’s ordinary shares.

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

In addition, dividend payments with respect to EZGO’s ordinary shares and proceeds from the sale, exchange or redemption of EZGO’s ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF EZGO’S ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, EZGO’s ordinary shares in U.S. dollars in the future.

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

There have been no material modifications to the rights of EZGO’s security holders.

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

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$1.3 million, including underwriting discounts and commissions of approximately US$0.85 million and other expenses of approximately US$0.45 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of EZGO’s ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$10.85 million from our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of EZGO’s ordinary shares, or our affiliates.

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

None of the net proceeds from our follow-on offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of EZGO’s ordinary shares, or our affiliates.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2020 and 2021, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. Base on the assessment, our management has concluded that, due to the material weakness described below, our internal control over financial reporting was not effective.

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

ITEM 16G. CORPORATE GOVERNANCE

EZGO’s ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

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

Date: August 5, 2022

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