Form 20-F
period 2022-09-30
EZGO Technologies Ltd.
filed 2023-01-20
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 18, 2023 was: 25,626,891 ordinary shares, par value $0.001 per share.

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

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, other than the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company, unless the context otherwise indicates; and “VIE” refers to the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. EZGO conducts operations in China through Changzhou EZGO Enterprise Management Co., Ltd. (“Changzhou EZGO,” or the “WFOE”), the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in EZGO, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this annual report. All references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States of America (the “United States”). This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2022, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB7.0998 to $1.00.

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

Investors may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in EZGO’s operations primarily through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities to significantly decline or become worthless. For a description of our corporate structure and contractual arrangements with the VIE, see “Item 4C. Organizational Structure” in this annual report. See also “Item 3. Key Information— D. Risk Factors— Risks Related to Our Corporate Structure” beginning on page 19 for certain risks related to the contractual arrangements with the VIE.

In addition, as EZGO conducts substantially all of its operations in China through the WFOE, the VIE and its subsidiaries in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale or could significantly limit or completely hinder EZGO’s ability to offer or continue to offer EZGO’s securities to investors and cause the value of EZGO’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our PRC counsel, DeHeng Law Offices, is of the view that as of the date of this annual report, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China do not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this annual report, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business and results of operations. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China” beginning on page 19 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of EZGO’s securities.

As a holding company, EZGO relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their respective distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to EZGO. To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our PRC subsidiaries had ever issued any dividends or distributions to EZGO or its shareholders outside of China. Furthermore, as of the date of this annual report, neither EZGO nor any of its subsidiaries had ever paid dividends or made distributions to U.S. investors. EZGO is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on EZGO’s ability to make capital contributions to its PRC subsidiaries. However, our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount as recorded in the Foreign Investment Comprehensive Management Information System and their respective registered capital or 2.5 times of their net worth. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by EZGO to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. EZGO intends to retain most, if not all, of its available funds and any future earnings for the development and growth of its business in China. EZGO does not expect to pay dividends or distribute earnings in the foreseeable future. EZGO intends to settle amounts owed under the contractual arrangements with the VIE.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO’s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 25, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on pages 26, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.” on page 28.

To date, transfers have occurred between EZGO, its subsidiaries, and the VIE. Prior to the completion of EZGO’s initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company EZGO transferred funds through a shareholder loan to EZGO’s wholly-owned subsidiary, China EZGO Group Ltd. (“EZGO HK”). EZGO HK transferred funds through an increase in the registered capital to EZGO HK’s wholly-owned subsidiary, Changzhou EZGO. EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2021, EZGO provided an interest-free loan of US$15,853,200 to EZGO HK; EZGO also paid US$3,017,337 on behalf of the VIE for the acquisition of Tianjin Jiahao Bicycle Co., Ltd. and insurance fees; and EZGO HK injected registered capital of US$15,843,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$13,323,711 to the VIE and had US$1,914,828 of payables due to the VIE.

For the fiscal year ended September 30, 2022, EZGO provided an additional interest-free loan of US$308,200 to EZGO HK and provided an interest-free loan of US$8,000,000 to Changzhou EZGO; and EZGO HK injected registered capital of US$313,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$335,714 to the VIE and had US$7,589,951 of payables due to the VIE and its subsidiaries.

The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,514,444	5%
June 9, 2021	June 8, 2026	$2,108,667	5%
September 17, 2021	September 16, 2024	$562,311	4%
September 29, 2021	September 28, 2024	$2,361,707	4%
October 13, 2021	October 13, 2026	3,514,444	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 21, 2024	309,271	4%
Total		$12,370,844

For details of the transfers between EZGO, its subsidiaries, and the VIE, see “Item 3. Key Information — Transfer of Cash through our Organization.” For details of VIE’s financial information, see “Item 3. Key Information —VIE Financial Information” for the condensed consolidating schedule and pages F-11 to F-14 of  this annual report.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB31,208,525 and cash in USD in the amount of US$7,187 as of September 30, 2022. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries, and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, DeHeng Law Offices, is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we had not installed any cash management policies that dictate how funds are transferred between EZGO, our subsidiaries, and the VIE.

Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in mainland China or Hong Kong from leaving, could restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between EZGO, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China— PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business,” and “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.”

Effect of Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange. The U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act on June 22, 2021, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before EZGO’s ordinary shares may be prohibited from trading or delisted. Due to a position taken by the China Securities Regulatory Commission, or CSRC, the PCAOB is prevented from fully inspecting auditing records and evaluating quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors in China could make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in EZGO’s ordinary shares to lose confidence in our reported financial information and the quality of our financial statements. These developments could add uncertainties to EZGO’s offering, including the possibility that the SEC may prohibit trading in EZGO’s securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist EZGO’s ordinary shares.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditors, Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP (“MarcumAsia”) and Briggs & Veselka Co., LLP (“Briggs & Veselka”), or our current auditor, Wei, Wei & Co., LLP (“WWC”). On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Our current auditor, WWC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

For details on the effects of HFCA Act on us, see “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 33.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly owned subsidiary, EZGO HK, formerly known as Hong Kong JKC Group Co., Limited, was incorporated in Hong Kong on February 13, 2019. EZGO HK, in turn, holds all of the capital stock of Changzhou EZGO, formerly known as Changzhou Jiekai New Energy Technology Company, which was incorporated in China on June 12, 2019 and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. Changzhou EZGO has obtained the contractual rights to determine the most significant economic activities of the VIE and also receives the majority of the economic benefits of the VIE, through a series of contractual arrangements (the “VIE Agreements”). See “– Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily through the VIE and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”), Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”) and Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”) since EZGO, through contractual arrangements with the VIE, obtained the rights to determine the most significant economic activities and also receives the majority of the economic benefits of the VIE beginning in November 2019.

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

The diagram below shows our corporate structure as of the date of this annual report, including the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. EZGO conducts operations in China primarily through the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in EZGO, the BVI holding company.

Contractual Arrangements with the VIE and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. Changzhou EZGO, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in EZGO’s operations primarily through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Changzhou EZGO with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on EZGO’s operations primarily through the VIE and its subsidiaries in China and result in the value of its securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” on page 19.

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

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on EZGO’s business primarily through the VIE and its subsidiaries in China and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” on page 19.

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

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended September 30, 2020, 2021 and 2022, and selected balance sheet information as of September 30, 2020, 2021 and 2022 showing financial information for parent company EZGO Technologies Ltd., non-VIE subsidiaries, the WFOE, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 6. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly owned Hong Kong subsidiary, (ii) Changzhou Langyi Electronic Technology Co., Ltd., a wholly owned PRC subsidiary, (iii) Jiangsu Langyi Import and Export Trading Co., Ltd., (iv) Jiangsu EZGO Energy Supply Chain Technology Co., Ltd., (v) Jiangsu EZGO New Energy Technologies Co., Ltd., (vi) Sichuan EZGO Energy Technologies Co., Ltd., (vii) Tianjin EZGO Electric Technologies Co., Ltd., and (viii) Changzhou Youdi Electric Bicycle Co., Ltd.;

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., (v) Tianjin Jiahao Bicycle Co., Ltd., which became one of the subsidiaries of VIE in June 2021, (vi) Tianjin Dilang Technologies Co., Ltd., and (vii) Tianjin Dilang Import and Export Trading Co., Ltd., which was established in June 2021; and

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal year ended September 30, 2022
	Parent		Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations		Consolidated

Revenue	$		$176,027	4,407,284	$12,805,906	$		$17,389,217
Cost of revenue			(170,454)	(4,042,002)	(12,957,722)		-	(17,170,178)
Gross profit			5,573	365,282	(151,816)		-	219,039
Operating expenses		(1,449,339)	(14,993)	(1,095,508)	(4,121,806)		-	(6,681,646)
Loss from operations		(1,449,339)	(9,420)	(730,226)	(4,273,622)		-	(6,462,607)
Share of loss from subsidiaries		(157,105)	(149,440)	-	-		306,545	-
Other income (expense), net		327	(265)	533,977	(931,538)		-	(397,499)
Loss before income tax expenses (benefit)		(1,606,117)	(159,124)	(196,249)	(5,205,160)		306,545	(6,860,106)
Net loss		(1,606,117)	(157,105)	(149,440)	(5,862,713)		306,545	(7,468,830)
Less: net loss attributable to non-controlling interests		-	-	-	(1,005,032)		-	(1,005,032)
Net loss attributable to EZGO’s shareholders		(1,606,117)	(157,105)	(149,440)	(4,857,681)		306,545	(6,463,798)

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(203,744)	(205,707)	-	-	409,451	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(699,300)	(207,671)	274,358	(3,573,483)	409,451	(3,796,645)
Net loss	(699,300)	(203,744)	(205,707)	(2,714,344	409,451	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(699,300)	(203,744)	(205,707)	(2,279,373)	409,451	(2,978,673)

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Third-party revenues	$-	$-	-	$15,243,282	$-	$15,243,282
Inter-company consulting and services revenues	-	-	116,190	-	(116,190)	-
Third-party costs of Revenue	-	-	-	(13,704,248)	-	(13,704,248)
Inter-company consulting and services costs	-	-	-	(116,190)	116,190	-
Gross profit	-	-	116,190	1,422,844	-	1,539,034
Operating expenses	-	-	-	(1,467,068)	-	(1,467,068)
Income from operations	-	-	116,190	(44,224)	-	71,966
Share of income from subsidiaries	116,190	116,190	-	-	(232,380)	-
Other income, net	-	-	-	378,395	-	378,395
Income before income tax expenses	116,190	116,190	116,190	334,171	(232,380)	450,361
Net income	116,190	116,190	116,190	160,732	(232,380)	276,922
Less: net income attributable to non-controlling interests	-	-	-	129,748	-	129,748
Net income attributable to EZGO’s shareholders	116,190	116,190	116,190	30,984	(232,380)	147,174

Consolidated Balance Sheets Information

	As of September 30, 2022
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$16,161,400	$-	$-	$-	$(16,161,400)	$-
Prepaid on behalf of VIE	3,014,680	-	-	-	(3,014,680)	-
Amount due from VIE and its subsidiaries	-	-	12,370,844	-	(12,370,844)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from non-VIE subsidiaries	-	-	5,971,687	704	(5,972,391)	-
Loan from WFOE	8,000,000	-		7,589,951	(15,589,951)	-
Amount due from EZGO	-	-	-	417,138	(417,138)	-
Current assets	27,278,299	5,789,274	30,210,861	17,434,133	(47,558,531)	33,154,036
Amount due to VIE and its subsidiaries	(417,138)	(704)	(7,589,951)	-	8,007,794	-
Amount due to WFOE	-	(5,971,687)	-	(12,370,844)	18,342,531	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(16,161,400)	(8,000,000)	(3,014,680)	27,176,080	-
Working capital	26,773,478	(16,904,159)	14,651,312	(5,334,798)	-	19,185,833
Investment in non-VIE subsidiaries	-	15,604,043	-	-	(15,604,043)	-
Assets	27,278,299	21,803,156	27,446,730	31,327,603	(93,502,243)	14,353,546

	As of September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-	-	$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-	-	-	(3,017,337)	-
Amount due from VIE	-	-	13,323,711		(13,323,711)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from Non-VIE	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,323,711)	13,323,711	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	-	15,753,483		-	(15,753,483)	-
Assets	20,145,974	15,761,314	18,187,547	38,212,105	(50,295,270)	42,011,670

	As of September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Current assets	-	-		16,316,861	-	16,316,861
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Working capital	-	-	116,190	9,528,018	-	9,644,208
Investment in non-VIE subsidiaries	116,190	116,190		-	(232,380)	-
Assets	116,190	116,190	116,190	19,817,798	(348,570)	19,817,798

Consolidated Cash Flows Information

	Fiscal year ended September 30, 2022
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$132,326	$(3,456)	(11,973,551)	$1,489,651	$-	$(10,355,030)
Loan to non-VIE subsidiaries	(308,200)	-		-	308,200	-
Loan to VIE and its subsidiaries	-	-	(335,714)	-	335,714	-
Amounts due from non-VIE subsidiaries	-	-	(1,546)	(722)	2,268	-
Loan to Changzhou EZGO	(8,000,000)	-	-	(5,675,124)	13,675,124	-
Invest in subsidiary	-	(313,000)	-	-	313,000	-
Others(1)	-	-	-	(4,481,075)	-	(4,481,075)
Total cash used in investing activities	(8,308,200)	(313,000)	(337,260)	(10,156,921)	14,634,306	(4,481,075)
Loans from EZGO	-	308,200	8,000,000	-	(8,308,200)	-
Loans from Changzhou EZGO	-	-	-	335,714	(337,260)	-
Amount due to Changzhou EZGO		1,546
Amounts due to VIE and its subsidiaries	-	722	5,675,124	-	(5,675,846)	-
Contribution from shareholder	8,000,000	-	313,000	-	(313,000)	8,000,000
Others(2)	-	-	-	6,243,210	-	6,243,210
Total cash provided by financing activities	8,000,000	310,468	13,988,124	6,578,924	(14,634,306)	14,243,210
Effect of exchange rate changes	2,657	-	1,280,821	(2,167,250)	-	(883,772)
Net increase in cash, cash equivalents and restricted cash	(173,217)	(5,988)	2,958,134	(4,255,596)	-	(1,476,667)

	Fiscal year ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of ordinary shares in connection with IPO, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of loan to shareholder and proceeds from short-term borrowings.

	Fiscal year ended September 30, 2020
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash provided by operating activities	$-	$-	-	$4,024,769	$-	$4,024,769
Total cash used in investing activities	-	-	-	(3,349,847)	-	(3,349,847)
Total cash used in financing activities	-	-	-	(4,004,361)	-	(4,004,361)
Effect of exchange rate changes	-	-	-	36,324	-	36,324
Net decrease in cash, cash equivalents and restricted cash	-	-	-	(3,293,115)	-	(3,293,115)

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

For the fiscal year ended September 30, 2022, EZGO provided an additional interest-free loan of US$308,200 to EZGO HK and provided an interest-free loan of US$8,000,000 to Changzhou EZGO; and EZGO HK injected registered capital of US$313,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$335,714 to the VIE and had US$7,589,951 of payables due to the VIE and its subsidiaries.

The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,514,444	5%
June 9, 2021	June 8, 2026	$2,108,667	5%
September 17, 2021	September 16, 2024	$562,311	4%
September 29, 2021	September 28, 2024	$2,361,707	4%
October 13, 2021	October 13, 2026	3,514,444	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 21, 2024	309,271	4%
Total		$12,370,844

Foresaid transactions including capital injection and loans, would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB31,208,525 and cash in USD in the amount of US$7,187 as of September 30, 2022. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, DeHeng Law Offices, is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not installed any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.” on page 28. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the WFOE, the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, the WFOE, only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business” on page 27.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 30.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO;s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 25, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on pages 26, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.” on page 28.

As of September 30, 2022, none of our subsidiaries have ever paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. investors. EZGO intends to retain most, if not all, of its available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of its business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 25.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 29.

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

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the Opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of the Opinions remains unclear at this stage. See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 31.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, DeHeng Law Offices, is of the view as a result of: (i) EZGO is listed on the Nasdaq and does not “seek to list on any other foreign stock exchange”; (ii) EZGO does not hold personal information on more than one million users in its business operations through the WFOE, the VIE and its subsidiaries; and (iii) data processed in EZGO’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, EZGO is not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2023, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of EZGO’s operations through the WFOE, the VIE and its subsidiaries in China and/or any offerings. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder its ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities to significantly decline in value or become worthless.

According to the Notice by the General Office of the State Council of Comprehensively Implementing the List-based Management of Administrative Licensing Items (No. 2 [2022] of the General Office of the State Council) and its attachment, the List of Administrative Licensing Items Set by Laws, Administrative Regulations, and Decisions of the State Council (2022 Edition), as of the date of this annual report, we, our PRC subsidiaries, the VIE, and its subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include, but not be limited to, business registration, pollutant discharge permit, construction planning permit, fire protection design review of construction project, and fire protection acceptance of construction project. The following table provides details on the licenses and permissions held by our PRC subsidiaries:

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

As of the date of this annual report, as advised by our PRC legal counsel, DeHeng Law Offices, none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which EZGO conducts its business activities through the WFOE, the VIE and its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 21 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the WFOE, the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the WFOE, the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect its business, financial condition, and results of operations.

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

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China.

RISK FACTORS SUMMARY

EZGO’s business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in EZGO’s operations and the value of EZGO’s ordinary shares.

●	The Chinese government may intervene or influence EZGO’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively. In addition, our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to offer or continue to offer its ordinary shares, cause significant disruption to its business operations, and severely damage its reputation, which would materially and adversely affect our financial condition and results of operations and cause EZGO’s ordinary shares to significantly decline in value or become worthless.

●	Substantially all of EZGO’s current operations are conducted in the PRC through the VIE and its subsidiaries, and substantially all of its assets are located in the PRC. A majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

●	EZGO’s ordinary shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives our shareholders with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s ordinary shares could be prohibited from trading and delisted after two years instead of three.

Risks Related to Our Business and Industry

Risks and uncertainties related to EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China, and industry include, but are not limited to, the following:

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and impede its ability to continue its operations.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe EZGO’s operations through the WFOE, the VIE and its subsidiaries in China would be considered an “operator of critical information infrastructure” or “data processor” as mentioned above, however, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirements in the future. See “– The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and could cause the value of its ordinary shares to significantly decline or become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which are beyond its control. Therefore, any such action may adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China and significantly limit or hinder its ability to offer or continue to offer its securities to investors and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in its operations, financial performance and/or the value of EZGO’s ordinary shares or impair its ability to raise money.

The PRC government exerts substantial influence over the manner in which EZGO conducts its business activities through the WFOE, the VIE and its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require EZGO to divest ourselves of any interest it then holds in its operations in China. Accordingly, the Chinese government may intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and/or the value of the securities EZGO has registered.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, EZGO’s business segments may be subject to various government and regulatory interference in the regions in which it operates through the WFOE, the VIE and its subsidiaries in China. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, DeHeng Law Offices, we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, EZGO’s operations through the WFOE, the VIE and its subsidiaries in China could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

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

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

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

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to this annual report. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2023, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, DeHeng Law Offices, that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of EZGO’s operations through the WFOE, the VIE and its subsidiaries in China and/or offering. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities EZGO has registered for sale in a prospectus, to significantly decline in value or become worthless.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including EZGO’s business through the WFOE, the VIE and its subsidiaries in China. We cannot assure you that the WFOE, the VIE and its subsidiaries have obtained all the permits or licenses required for conducting our business in China or will be able to maintain existing licenses or obtain new ones.

EZGO’s business, through the WFOE, the VIE and its subsidiaries in China, is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to EZGO’s business practices, increased cost of operations, damages to its reputation and brand, or otherwise harm its business through the WFOE, the VIE and its subsidiaries in China.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, DeHeng Law Offices, is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China do not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, on July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which will become effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (iii) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad since January 1 of last year provide personal information abroad; and (iv) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories–general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

The Data Security Law and the Cybersecurity Law, together with other relevant regulations, are promulgated to jointly regulate China’s online spheres in relation to personal information cybersecurity protection. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. We believe that that we are compliant with the regulations and policies that have been issued by the CAC to date.

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements may impose significant burdens and costs on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China or require it to alter its business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and its results of operations.

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

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, EZGO’s business through the WFOE, the VIE and its subsidiaries in China and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of EZGO’s employees up to a maximum amount specified by the local government from time to time at locations where EZGO, through the WFOE, the VIE and its subsidiaries in China, operates its businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, EZGO’s financial condition and results of operations may be adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations through the WFOE, the VIE and its subsidiaries in China.

Currently substantially all of EZGO’s business operations are conducted in China through the WFOE, the VIE and the VIE’s subsidiaries, and substantially all of EZGO’s sales are made in China. Accordingly, EZGO’s business through the WFOE, the VIE and its subsidiaries in China, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for EZGO’s products and services provided through the WFOE, the VIE and its subsidiaries in China, and consequently have a material adverse effect on its businesses, financial condition, and results of operations. The purchase price of steel, one of main raw materials for EZGO e-bicycles production, kept stable from October 2021 to September 2022. Although the purchase price of cathode material, one of main raw materials for EZGO lithium battery production, continues rising in 2022, EZGO was able to pass those costs to end consumers by raising the selling price of products. As a result, recent inflationary pressures have not materially impacted EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.

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

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on EZGO’s business, financial condition, and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China and its ability to make distributions to the investors could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering or follow-on offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand EZGO’s business in the PRC through the WFOE, the VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering or follow-on offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. investors, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.

The PRC government controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We receive substantially all of our revenues in Renminbi, and most of our cash is in Renminbi. Under our corporate structure, EZGO, a BVI holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and-service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries is able to be paid as dividends in foreign currencies to EZGO without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future restrict access to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries or the VIE to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiary to the offshore subsidiaries, across borders, and to our shareholders, including the U.S. investors. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and restrict our ability to pay dividends to EZGO and the U.S. investors.

There are limitations on our PRC subsidiaries’ and the VIE’s ability to distribute earnings to their respective shareholders. On the one hand, under the current PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Our PRC subsidiaries may at their discretion allocate a portion of their after-tax profits to staff welfare and bonus funds in accordance with relevant PRC rules and regulations. These reserve funds and staff welfare and bonus funds cannot be distributed as cash dividends. Moreover, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. On the other hand, through the VIE Agreements among Changzhou EZGO, the VIE and its shareholders, we receive substantially all of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, in consideration for the services provided by Changzhou EZGO. For more information, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure” in this annual report. The VIE agreements are not equivalent to equity ownership, and may limit our ability to settle amounts owed by the VIE under the VIE agreements. For example, the contractually bound shareholders of the VIE could potentially breach their contractual agreements with us by failing to fulfill their contractual obligations, failing to act in our interest, or acting to the detriment of our interest. Moreover, as these shareholders, rather than Changzhou EZGO, are the actual shareholders of the VIE, we are unable to independently exercise any rights as a shareholder of the VIE and force the VIE to distribute its earnings to us. In addition, the legality or enforceability of the VIE agreements have never been tested in a court of law in China. If any relevant contractual provisions were to ultimately be held unenforceable by the PRC courts or other governmental authorities, such uncertainty could result in us facing a reduced ability or complete inability to receive the economic benefits of the business operations of the VIE. These restrictions and limitations could limit our ability to settle amounts owed under the VIE agreements and our subsidiaries’ ability to pay dividends.

In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’ business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.

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

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou EZGO is wholly owned by EZGO HK, EZGO’s wholly-owned subsidiary. Accordingly, EZGO HK may qualify for a 5% tax rate in respect of distributions from Changzhou EZGO. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

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

We have relied on the opinion of our PRC counsel, DeHeng Law Offices, that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as its ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In the future, EZGO may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that EZGO’s business through the WFOE, the VIE and its subsidiaries in China is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. EZGO’s ability to expand its business or maintain or expand its market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on EZGO’s business, results of operations and corporate structure.

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

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

EZGO is a company incorporated under the laws of the BVI, and EZGO conduct substantially all of its operations in China through the WFOE, the VIE and its subsidiaries and substantially all of its assets are located in China. In addition, a majority of EZGO’s current directors and officers, including Mr. Jianhui Ye, Mr. Zebin Zhao, Ms. Peiyao Jin, Mr. Guanghui Yang and Mr. Guanneng Lai are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditors, MarcumAsia and Briggs & Veselka, or our current auditor, WWC.

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended September 30, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

Our former auditor, MarcumAsia, an independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020.

Our former auditor, Briggs & Veselka, the independent registered public accounting firm that issued one of the audit reports included in this annual report, an auditor of companies that are traded publicly in the United States and an U.S.-based accounting firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Briggs & Veselka was headquartered in Houston, Texas, and was subject to inspection by the PCAOB with the last inspection in 2019. Briggs & Veselka’s withdrawal of its registration with the PCAOB became effective on May 24, 2022.

Our current auditor as of the date of this annual report, WWC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in February 2022.

Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange. The recent developments would add uncertainties to our offering pursuant to a prospectus and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of such auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Should the PCAOB be unable to fully conduct inspections in China, which prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm, we and investors in EZGO’s securities may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors in China could make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, which could materially and adversely affect the value of in its securities. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list EZGO’s ordinary shares on Nasdaq, which could materially impair the market for and market price of its ordinary shares.

Risks Related to Our Business and Industry

The COVID-19 pandemic has, and will likely continue to, negatively impact the global economy and disrupt normal business activity, which may have an adverse effect on our business, financial condition and results of operations.

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures impacted our workforce and operations, and those of our customers and suppliers. In particular, from October 2021 to March 2022 we experienced some disruption to our operations during the Chinese government mandated lockdown, due to the COVID-19 pandemic, including random shutdowns of out Tianjin and Changzhou factories, restrictions or suspensions of logistics and shipping services in certain areas of China. While we and our major suppliers are currently fully operational, there can be no assurance that these measures related to additional or increased outbreaks will not be implemented again.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or employees and third parties performing key functions, including our management and members of our board of directors, become ill, our business may be further adversely impacted.

More generally, the COVID-19 pandemic has and is expected to continue to adversely affect economies and financial markets globally in the longer-term, and could result in a continued economic downturn and a recession. This would likely adversely affect demand for some of our products, which may, in turn negatively impact our results of operations, but it is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have not currently had a material impact on our operations, supply chain, liquidity or capital resources. We continue to see demand in our products and have implemented a new marketing channel and sales model with increasing urban agent stores, as well as the launch of our new products. However, the environment remains uncertain and the impact of COVID-19 and the gradual recovery in sales of our products may not be sustainable over the longer term. There can be no assurance that increased cases of COVID-19 will not, in the future, have a material impact on our operations, supply chain, liquidity or capital resources. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

We may incur losses in the future.

We had net income of approximately $0.28 million for the fiscal year ended September 30, 2020 respectively and we had net loss of approximately $3.41 million and $7.47 million for the fiscal years ended September 30, 2021 and 2022. We anticipate that our operating expenses (such as sale expense, marketing expense and research and development expense), together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on an interim or annual basis for the foreseeable future.

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

We have relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Zhejiang Weichen Technology Co., Ltd., and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 29%, 23% and 23%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2022. We relied on our three major customers in sales of batteries, including Zhejiang Weichen Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangxi Anneng Technology Co., Ltd., each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021. And we relied on our three major customers in sales of batteries, including Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of batteries for the fiscal year ended September 30, 2020.

We have relied on our two major customers in sales of e-bicycles, including Jiangsu Biyaqiao Motorcycle Sales Co., Ltd. and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022. We relied on three major customers, including Henan Young Man Industries Trade Co., Ltd., Beijing 70 Generation Co., Ltd., and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021. And we relied on one major customer in e-bicycles sales business, Beijing 70 Generation Co., Ltd., accounted for approximately 31% of our e-bicycles sales revenue for the fiscal year ended September 30, 2020. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

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

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this annual report, we have obtained eight registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. We have also registered 14 trademarks with the China Trademark Office and have right to use one registered “Cenbird” trademark, and 12 copyright registrations with the PRC. See “Item 4B. Business Overview – Intellectual Property.”

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

As of the date of this annual report, we owned eight registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2020, 2021 and 2022, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of and for the fiscal year ended September 30, 2022, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

Before completing our initial public offering (“IPO”), we were a private company since our incorporation, and as such, we did not have the internal control and financial reporting requirements that are required of a publicly traded company. As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with the preparation of our financial statements for the fiscal years ended September 30, 2020, 2021 and 2022, we identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of EZGO’s securities would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

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

By disclosing information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

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

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose our rights to determine the most significant economic activities and the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAPP, for which we are a primary beneficiary of the VIE, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to EZGO’s business primarily through the VIE and its subsidiaries in China. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The PRC government could disallow the variable interest entity structure, which would likely result in a material change in EZGO’s operations primarily through the VIE and its subsidiaries in China and/or value of its securities, including that it could cause the value of such securities to significantly decline or become worthless. The VIE agreements have never been tested in a court of law in China. If the PRC government deems that our contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure its operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to determine the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with U.S. GAAP. In addition, EZGO’s securities may decline in value or become worthless if it is unable to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIE and its subsidiaries conduct a significant part of EZGO’s operations.

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and the VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Risks Related to EZGO’s Ordinary Shares

The market price of EZGO’s ordinary shares has recently declined significantly, and EZGO’s ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of EZGO’s ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On June 7, 2022, we announced that we received written notification, or the Notification Letter, from Nasdaq on June 3, 2022 that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by November 30, 2022. To regain compliance, EZGO’s ordinary shares were required to have had a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days or before November 30, 2022. We were unable to regain compliance with the Minimum Bid Price Requirement by November 30, 2022, and, as a result, we filed a plan for compliance with the Minimum Bid Price Requirement with the Nasdaq, and were granted a period of an additional 180 days, or by May 29, 2023, to comply with the Minimum Bid Price Requirement. As part of this compliance plan, we agreed to effect a reverse share split of our ordinary shares by May 29, 2023, if the closing bid price of our stock does not otherwise close at or above US$1,00 per share for at least 10 consecutive trading days. During this additional 180-day extension period, we intend to monitor the closing bid price of EZGO’s ordinary shares, and intend to hold a meeting of board of directors for the purpose of approving a reverse share split of EZGO’s issued and outstanding ordinary shares, if required, at a ratio which will be sufficient to increase the price of our ordinary shares above US$1.00. EZGO will effect the reverse share split in a timely manner, only if the closing bid price of EZGO’s ordinary shares does not increase above a minimum bid price of at least $1.00 per share for 10 consecutive trading days prior to May 29, 2023, without effecting a reverse share split. There can be no assurance that we will be able to regain compliance with the Minimum Bid price Requirement, without having to effect a reverse share split of EZGO’s ordinary shares, or maintain compliance with the Minimum Bid Price Requirement, after we have regained compliance, even if we implement a reverse share split.

We cannot assure you that we will be able to regain compliance with the Minimum Bid Price Requirement under the Nasdaq Listing Rules, or that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of EZGO’s ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of EZGO’s ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of EZGO’s ordinary shares to investors and cause the trading volume of EZGO’s ordinary shares to decline, which could result in a further decline in the market price of EZGO’s ordinary shares.

In the event that EZGO’s ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in EZGO’s ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). EZGO’s ordinary shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of EZGO’s ordinary shares, which could severely limit the market liquidity of such ordinary shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to EZGO’s securities.

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

As of the date of this annual report, our executive officers and directors, together with each of our principal shareholders owning 5% or more of our issued and outstanding ordinary shares, beneficially own approximately 5,772,564 ordinary shares, or approximately 22.53% of our outstanding ordinary shares.

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

We are a public company and, as a result, have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As an “emerging growth company” under the JOBS Act, we are permitted to, and relying on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our initial public offering;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If EZGO fails to address and comply with these regulations and any subsequent changes, EZGO may be subject to penalty and its business through the WFOE, the VIE and its subsidiaries in China may be harmed.

Handling of mail

Mail addressed to EZGO and received at its registered office will be forwarded unopened to the forwarding address supplied by EZGO to be dealt with. None of EZGO, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

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

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this annual report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

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

On August 8, 2022, upon the Compensation Committee’s approval and pursuant to EZGO’s 2022 Share Incentive Plan, EZGO awarded 320,000, 200,000, 330,000 and 150,000 ordinary shares to Zhixiang Wen, Xiaofei Han, Yuxing Liu and Huiyan Xie, respectively, all of whom are employees of EZGO, except Xiaofei Han who is a consultant of EZGO. The ordinary shares awarded to Zhixiang Wen and Xiaofei Han vested immediately as of the date of grant. The ordinary shares awarded to Yuxing Liu will vest on the first anniversary of the date of grant. The ordinary shares awarded to Huiyan Xie will vest on the second anniversary of the date of grant. The aggregate fair value of the ordinary shares awarded were $240,000, $150,000, $247,500 and $112,500, respectively, based on the closing price of EZGO’s ordinary shares on the date of grant.

On November 30, 2022, the SEC declared effective EZGO’s Registration Statement on Form F-3 (the “Shelf Registration Statement”). Pursuant to the Shelf Registration Statement, EZGO may offer for sale up to US$200,000,000 of EZGO’s securities in public and private transactions, subject to certain limitations. As of the date of this annual report on Form 20-F, we have not yet sold any of our securities pursuant to the Shelf Registration Statement.

4B. Business Overview

EZGO is a holding company incorporated in the BVI with operating subsidiaries, the VIE, in which EZGO does not hold any equity interest, and VIE’s subsidiaries, and with substantially all of its operations and assets in China. As a holding company with no material operations of its own, EZGO conducts its business in China through the WFOE, the VIE and its subsidiaries. Through the WFOE, the VIE and its subsidiaries in China, EZGO’s vision is to be a leading short-distance transportation solutions provider in China. Leveraging its Internet of Things (“IoT”) product and service platform, EZGO has preliminarily established a business model centered on the sale of e-bicycles and battery and cells, complemented by sale of battery packs and its charging pile business through the WFOE, the VIE and its subsidiaries in China. Currently, EZGO (i) designs, manufactures, rents and sells e-bicycles and e-tricycles; (ii) rents and sells lithium batteries; and (iii) sells, franchises, and operates smart charging piles for e-bicycles and other electronic devices primarily through the VIE and its subsidiaries in China, and sells battery packs partially through the WFOE.

The e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. Tianjin Dilang produces and sells the urban e-tricycles in suburban areas in Beijing and Tianjin. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles that are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. None of EZGO, the WFOE, the VIE and its subsidiaries in China produces any non-new standards e-bicycles. As of September 30, 2022, EZGO, through the WFOE, the VIE and its subsidiaries in China, did not have non-new standards e-bicycles as our property, plants and equipment and no impairment was recognized for the fiscal years ended September 30, 2020, 2021 and 2022.

To date, EZGO, through the WFOE, the VIE and its subsidiaries in China, has engaged in the business of battery packs sales, which accounted for approximately 21%, 18% and 40% of its total revenues for the fiscal years ended September 30, 2020, 2021 and 2022, respectively. The revenue from e-bicycles sales accounted for approximately 73%, 78% and 54% of its total revenues for the fiscal years ended September 30, 2020, 2021 and 2022, respectively. For the fiscal years ended September 30, 2020, 2021 and 2022, as the self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of EZGO’s total revenues. For the fiscal year ended September 30, 2022, the revenue from our smart charging piles business accounted for 3% of EZGO’s total revenues.

EZGO, through the WFOE, the VIE and its subsidiaries in China, is committed to providing cost-effective and convenient solutions for short distance travelers through the design, manufacture, rental and sale of high-quality e-bicycles, with lightweight and high endurance lithium batteries, to meet different levels of consumer demand, and through the operation of smart charging piles in communities. EZGO, through the WFOE, the VIE and its subsidiaries in China, also plans to launch its online 4S (which stands for Sale, Spare-part supply, after-sale Service and Survey) services to enhance its sales capacity by combining its online sales portals and offline service and support channels.

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

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this annual report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●

A Deep Understanding of the Industry. Our team has been working on the two-wheeled and three-wheeled e-bicycle industry for almost 20 years. Meanwhile, our research and development department has recruited a number of professionals with strong industry background and research experience, who also have the access to know the latest market needs of short-distance transportation and the ability to develop suitable products serving the demands in a fast fashion.

●

Cost-effective E-bicycles. We have upgraded our production equipment and we have been able to manufacture more cost-effective products. After purchasing new factory and production line, our e-bicycle annual production capacity increases from 300,000 to 500,000 units, and the product quality remains consistent. Due to the boost of production efficiency, we expanded our production scale and hence the production cost decreased, which enables us to provide more cost-effective products.

●	Wide Distribution Network. We maintain a wide distribution network which allows us to sell our products both domestically and internationally. With the help of our domestic distributors, we are able to sell our products in the Beijing-Tianjin-Hebei urban agglomeration area, the Yangtze River Delta metropolitan area, the Zhujiang River Delta metropolitan area and several inland central cities. We plan to export products to potential customers and existing customers from United States, Brazil, Israel and Southeast Asia in the future.

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

Our Strategies

We expect that in the next five years (2023-2027), we will gradually build ourselves into a company focusing on the design, research and development, production, manufacturing and sales services of e-bicycles, and achieve a market share of more than 1% in the e-bicycle industry in mainland China. At the same time, we will layout the global e-bicycle market, and strive to achieve a global sales of more than 500,000 units by 2027. In the mainland China market, we have established sales and service networks based on the Beijing-Tianjin-Hebei urban agglomeration, the Yangtze River Delta metropolitan area, the Pearl River Delta metropolitan area, and inland central cities such as Chengdu, Xi’an, and Zhengzhou. We also built e-bicycles charging networks with regional dealers. Relying on the strategy of “follow up, innovation and moderate leadership” and leveraging resource sharing and cost leadership, we will integrate high-quality resources by acquisitions in our industry, and gradually established the “independent innovation product system” and “high-quality supply chain service system”.

We focus on the design, research and development, production and manufacturing of e-bicycles, medium and high speed e-motorcycles and e-scooters. We have gradually built an intelligent short-distance transportation network strategy that integrates sales of e-bicycle, charging and leasing of lithium battery, and operation and maintenance services of e-bicycles, so as to provide comprehensive e-bicycle and lithium battery products and services for short-distance travellers. We are building an ecological chain from design, development, production, sales, leasing and operation of both e-bicycles and lithium battery, to charging and replacement services. Our vision is to become a leading short-distance travel solution provider and new energy system operator in China.

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

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. For the fiscal year ended September 30, 2022, we entered into a lithium battery sales contract with downstream customers first, and then purchased from a suitable upstream supplier, and resold the batteries to the downstream customers. In battery trading, we provide storage and bear the risk of inventory for several months. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium batteries, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

Our battery cells trading and battery packs sales for the fiscal years ended September 30, 2020, 2021 and 2022 were approximately $3.1 million, $4.3 million and $7.0 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

Below are some of our bicycle battery models such as our 60V and 48V batteries:

48V24A Lithium Battery

60V20Ah Lithium Battery

72V60Ah Lithium Battery

Dilang E-Bicycles

Dilang-brand e-bicycles include fourteen models of new standards e-bicycles with 3C certification, three of which are included in the current Beijing catalogue. We also produce urban-style e-tricycles under the Dilang brand which are not required to hold any 3C certification. For the fiscal years ended September 30, 2020, 2021 and 2022, we had revenue from sales of Dilang brand e-bicycle of $4.9 million, $11.1 million and $4.3 million, respectively. In order to recover our sales post COVID-19, we have enhanced our supply chain and reinforced sales promotions, including sending direct mail advertising brochure to our customers and advertising our products in local agent stores. For the fiscal year ended September 30, 2022, Tianjin Dilang had sold approximately 23,585 units of e-bicycle and reached the revenue of approximately RMB27,945,675 (approximately $4.3 million). Tianjin Dilang was awarded “Competitive Brand in Electric Bicycle Industry in 2020” in China by cebike.com.

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

Below are part of the Cenbird e-bicycle new models:

EZGO E-Bicycles

In October 2021, we launched our new EZGO-brand with the release of seven new independent innovation e-bicycles models, including four ultra-high-speed electric motorcycle models, the “Devil,” “Little Angel,” “M9,” and “Zhuque,” (model names may be subject to change) and three new national standard electric bicycles, at the 39th China Electric Vehicle and Parts Exhibition in Jiangsu, China. The new EZGO-brand line of products features a sleek, high-quality exterior design and boast superior vehicle performance. We anticipate sales and marketing promotions for the four ultra-high-speed electric motorcycles to be focused in American, European and other overseas markets. The trademark of EZGO used on e-bicycles is still under application. To date, we have not recorded sales revenue from EZGO brand of products.

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

For the fiscal year ended September 30, 2021, the revenue from rental services was approximately $342,636. Facing intense external competition, the company phased out the business in the first half of 2021. The Company terminated all sublease agents during the fiscal year ended September 30, 2021. To date, we have no sublease agent and no revenue.

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

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB1,000 (approximately $141.38), a franchise will receive 50% of the revenues generated. As of September 30, 2022, none of our charging piles were operated by franchisees and 3,459of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

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

Research and Development

From October 2016 to September 2022, our continued expenditure in research and development has amounted to RMB6.11 million (approximately $932,000). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. For the fiscal year ended September 30, 2022, we invested over RMB150,000 (approximately $22,890) to develop the smart charging pile. We also spent RMB689,623 (approximately $105,234) to develop the lithium battery cells and pack.

We focus on developing New National Standards bicycle models. We invested RMB842,174 (approximately $128,513) to develop new e-bicycle models for the fiscal year ended September 30, 2022, and we have 3C certifications for 25 models and 6 model in Tianjin Dilang and Jiangsu Cenbird, respectively as of September 30, 2022.

In July 2019, we entered into a strategic cooperation agreement with the Jiangsu Research Institute of Dalian University of Technology (“IDUT”), which provides us with opportunities in personnel training, technologies sharing and technical supports.

In April 2021, we entered into a strategic cooperation agreement with IDUT, and jointly established the Intelligent Fast Charging Technology Innovation Center, which aims to further optimize the Company’s fast charging technology, including accelerating the charging speed of lithium batteries, improving the charging efficiency and safety, and extending the battery life.

Customers

Our customers can be classified as follows. We have relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Zhejiang Weichen Technology Co., Ltd., and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 29%, 23% and 23%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2022. We have relied on our three major customers in sales of batteries, including Zhejiang Weichen Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangxi Anneng Technology Co., Ltd., each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021. For the fiscal year ended September 30, 2020, we generated revenue from sales of batteries in the battery cells and packs segment and customers for our batteries sales business are mostly e-bicycles sales companies. Our most important customers are Beijing 70 Generation Co., Ltd., Hehai Jinsong Bicycle Sales Shop, and Shangchi Motors Co., Ltd., each accounted for approximately 20%, 19% and 10%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2020.

We have relied on our two major customers in sales of e-bicycles, including Jiangsu Biyaqiao Motorcycle Sales Co., Ltd. and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022. We have relied on three major customers, including Henan Young Man Industries Trade Co., Ltd., Beijing 70 Generation Co., Ltd., and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021. And we have relied on one major customer in e-bicycles sales business, Beijing 70 Generation Co., Ltd., accounted for approximately 31% of our e-bicycles sales revenue for the fiscal year ended September 30, 2020.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2020, Mr. Guoqing Zhu, Ms. Xiaoying Zheng and Mr. Zewu Zhao, who accounted for 34%, 19% and 13%, respectively, of our rental business revenues for the fiscal year ended September 30, 2020. One of the three sublease agents, Mr. Guoqing Zhu was engaged in e-bicycle rental business and the other two, Mr Xiaoying Zheng and Mr. Zewu Zhao, were engaged in battery rental business. The e-bicycle sublease agent accounted for approximately 26% of the e-bicycle rental business and approximately 17% of our total rental business revenues for the fiscal year ended September 30, 2020. The battery rental sublease agent accounted for approximately 67% of our battery rental business and approximately 22% of our total rental business revenues for the fiscal year ended September 30, 2020. We entered into a cooperation agreement with each sublease agent. Pursuant to the e-bicycle rental cooperation agreement, we provided for the sublease agent e-bicycles for rental and any necessary repair service. The sublease agent shall pay the monthly lease fee in the amount of RMB250 (approximately $36) per unit. Such sublease agreement can be terminated by either party if the other party breaches the agreement. We entered into a one-year sublease cooperation agreement with our battery rental sublease agents. Pursuant to the battery rental agreement, we provided for the sublease agent the battery packs with charging services, and our sublease agent shall be responsible for the battery location selection and marketing. The sublease agent shall pay a monthly sublease fee in the amount of RMB80 (approximately $12) per unit. The sublease cooperation agreement can be terminated by each party upon a 30 days’ advance notice, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng terminated their agreements in January 2020, May 2020 and July 2020, respectively. EZGO terminated all sublease agents during the fiscal year ended September 30, 2021. To date, we have no sublease agent.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report included the following:

●	Patents: We had eight registered patents in China, covering e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the eight patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL201010552062.5	November 19, 2010 to November 18, 2030
2	Electric vehicle headlamp device	Jiangsu EZGO	Utility Model	ZL201922413164.8	December 27, 2019 to December 26, 2029
3	Leakage prevention device for electric vehicle	Jiangsu EZGO	Utility Model	ZL201922418505.0	December 28, 2019 to December 27, 2029
4	Portable foldable bicycle	Jiangsu EZGO	Utility Model	201922390563.7	December 27, 2019 to December 26, 2029
5	Labor-saving simple car ladder	Jiangsu EZGO	Utility Model	201922414574.4	December 28, 2019 to December 27, 2029
6	Detachable and lifting basket	Jiangsu EZGO	Utility Model	201922419538.7	December 28, 2019 to December 27, 2029
7	Emergency undamaged fast charging device for electric vehicle battery	Jiangsu EZGO	Utility Model	2021229889300	June 3, 2022 to June 2, 2032
8	A feedback aging device for power switch	Jiangsu EZGO	Utility Model	2021233961363	September 2, 2022 to September 1, 2032

●	Software copyrights: We had a large portfolio of protected software copyrights, including 12 software copyrights registered in China;

●	Trademarks: We owned 14 registered trademarks, and had right to use one registered trademark - “Cenbird.” Our trademarks include the combination of graphs and names for Dilang, Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have six registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.dilangmotocycle.com, www.dilangtech.com and www.cenbird.com.cn.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”), and one guarantee dispute with Zhengyu Wang.

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $139,000) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805.40 (approximately $139,000) and accrued interests.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $156,000) and seeking for, among others, the payment of the contractual payment. However, we plan to defend the case rigorously. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $156,000), accrued interest and attorney’s fees.

On February 22, 2022, Zhengyu Wang commenced an action against Henglong Chen, Hengwei Chen, Di Wu and Hengmao Power Battery in Lishui Intermediate People’s Court alleging that Henglong Chen, Hengwei Chen, Di Wu shall be liable for repaying, among others, the principals of RMB6,500,000 (approximately $958,750), and Hengmao Power Battery, as the guarantor, shall be jointly and severally liable for the repayment. The case is currently in the procedure of the first instance and remains pending.

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

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. For instance, if we complete any offering under a prospectus after the enactment of the Draft Rules Regarding Overseas Listing, we may be required to submit additional filings. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to complete the record-filings procedure to the government of China for any offering pursuant to a prospectus. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2023, we believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we have relied on the advice of our PRC counsel, DeHeng Law Offices, provided that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permission from the Chinese government that is required to approve of our operations and/or any offerings made pursuant to a prospectus. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause EZGO’s securities, including the securities we have registered for sale in a prospectus, to significantly decline in value or become worthless.

As of the date of this annual report, as advised by our PRC legal counsel, DeHeng Law Offices, none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the CAC, or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and results of operations. See “Item 3. Key Information — D. Risk Factors  – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 21 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that we, our subsidiaries, or the VIE (i) do not receive or maintain any requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Based on the advice of our PRC counsel, DeHeng Law Offices, who is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, on July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which will become effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (iii) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad since January 1 of last year provide personal information abroad; and (iv) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories–general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

The Data Security Law and the Cybersecurity Law, together with other relevant regulations, are promulgated to jointly regulate China’s online spheres in relation to personal information cybersecurity protection. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. We believe that that we are compliant with the regulations and policies that have been issued by the CAC to date.

Regulation of Foreign Investment

The Company Law of PRC (the “Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. Limited liability companies and companies limited by shares established in China shall be subject to the Company Law. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws including the Law of the PRC on Wholly Foreign-owned Enterprise.

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

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition), or the 2022 Encouraged Catalogue, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on October 26, 2022 and became effective on January 1, 2023, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on December 27, 2021 and became effective on January 1, 2022, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2022 Encouraged Catalogue and the 2021 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which became effective on January 18, 2017 and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, which called for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures.

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

Enforceability of Civil Liabilities

A majority of our officers and directors, including Mr. Jianhui Ye, Mr. Zebin Zhao, Ms. Peiyao Jin, Mr. Guanghui Yang and Mr. Guanneng Lai are residents of China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

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

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Contractual Arrangements and Corporate Structure.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2022, we own approximately 35,047.8 square meters (approximately 377,251.4 square feet) of real estate, and we leased an aggregate of approximately 12,770 square meters (approximately 137,455.1 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Owned Properties

Address	Size	Ownership	Expiration
184 Xiangyuan Road, Chagugang Town, Wuqing District, Tianjin	35,047.8 square meters (approximately 377,251.4 square feet	Tianjin Jiahao Bicycles Co., Ltd.	December 4, 2057

Leased Properties

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB2,394 per month (approximately $352.6)	April 24, 2023

A201-202, A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	235 square meters (approximately 2,529.5 square feet)	RMB9,165 per month (approximately $1,349.9)	April 24, 2023

3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB6,000 per month (approximately $883.7)	January 9, 2024

West Side of Jingjin Road, Nancai Village, Wuqing District, Tianjin	10,000 square meters (approximately 107,639.1 square feet)	RMB35,000 per month (approximately $5,154.9)	July 31, 2025

Sanqin 038, Qingyang Road, Hutang, Wujin District, Changzhou City, Jiangsu Province, China	175 square meters (approximately 1,883.68 square feet)	RMB17,850 per year (approximately $2,629.3.0)	August 31, 2024

3rd Floor, No. 3 Office Building, No. 802, Xiliucunhu Xixin West District, Hengshanqiao Town, Economic Development Zone, Changzhou, Jiangsu Province	2,000.0 square meters (approximately 21,527.8 square feet)	RMB360,000 per year (approximately $53,022.7)	January 9, 2024

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

Our vision is to build a leading short-distance transportation solution provider in China. Leveraging our IoT management platform, we have established a business model centered on the sale of e-bicycles and battery and cells, complemented by sale of battery packs, and our charging pile business.

Currently, we (i) design, manufacture, and sell e-bicycles and e-tricycles; (ii) sell lithium batteries; and (iii) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices.

For the fiscal years ended September 30, 2020, 2021 and 2022, our revenues were $15,243,282, $23,422,006 and $17,389,217, respectively. We had a net income of $276,922 for the fiscal year ended September 30, 2020, a net loss of $3,413,644 and $7,468,830 for the fiscal years ended September 30, 2021 and 2022, respectively. We currently generate most of our revenues from e-bicycles sales and battery packs sales. We focus on completing our ecological chain of e-bicycles from manufacture to sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our e-bicycle sales volume;

●	our ability to enhance our smart charging piles volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

COVID-19

The outbreak of novel coronavirus (COVID-19) began in December 2019 and was quickly declared as a Public Health Emergency of International Concern on January 30, 2020 by the World Health Organization. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. A shift of demand from public transport to personalized transportation, in order to avoid close contact with the public, increased the market demand of e-bicycles. Our revenues generated from sales of e-bicycles has increased by $7,067,247 or 63% for the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020.

Substantially all of our revenue is generated from and workforce are concentrated in China. Consequently, the ongoing COVID-19 Outbreak and China’s zero-COVID policy (which included strict lockdowns, quarantines and mass testing, among other things) have adversely affected our business operations and financial condition, operating results and cash flow for the fiscal year 2022. Our production and sales of e-bicycles continued to be affected by COVID-19 epidemic and the influence included the slower transportation, the suspension of exhibition, the abnormal operation of factory and so on, which led to the decrease of our sales volume of e-bicycles and the decrease of our revenue for the fiscal year ended September 30, 2022.

With the China’s nationwide loosening of COVID-19 policy since December 2022, a resurgence of pandemic could potentially increase the employee infection cases and cause limited support from our employees may disrupt our supply chain, and the continued uncertainties associated with the COVID-19 pandemic may further impact our future revenue growth and cash flows.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2020, 2021 and 2022, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	2020	2021	2022

Net revenues	$15,243,282	$23,422,006	$17,389,217
Cost of revenues	(13,704,248)	(23,039,528)	(17,170,178)
Gross profit	1,539,034	382,478	219,039
Selling and marketing expenses	(385,722)	(1,558,719)	(1,008,422)
General and administrative expenses	(1,081,346)	(2,701,178)	(5,673,224)
Total operating expenses	(1,467,068)	(4,259,897)	(6,681,646)
Income (loss) from operations	71,966	(3,877,419)	(6,462,607)
Total other income (expenses), net	378,395	80,774	(397,499)
Income (loss) from continuing operations before income tax expense	450,361	(3,796,645)	(6,860,106)
Income tax (expense) benefit	(116,063)	419,405	(527,119)
Net income (loss) from continuing operations	334,298	(3,377,240)	(7,387,225)
Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Net income (loss)	276,922	(3,413,644)	(7,468,830)
Net income (loss) from continuing operations	334,298	(3,377,240)	(7,387,225)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	129,748	(434,971)	(1,005,032)
Net income (loss) attributable to our shareholders from continuing operations	204,550	(2,942,269)	(6,382,193)
Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Net loss attributable to our shareholders from discontinued operation	(57,376)	(36,404)	(81,605)
Net income (loss) attributable to our shareholders	$147,174	$(2,978,673)	$(6,463,798)

Segment Information

We have determined the Company operates in two segments for the fiscal years ended September 30, 2020, 2021 and 2022: (i) battery cells and packs; and (ii) e-bicycle sales. The battery cells and packs segment engaged in selling battery packs. The e-bicycle sales segment sells e-bicycles offline to regional exclusive distributors and wholesalers and on various online e-commerce platforms to individual customers.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the fiscal years ended September 30, 2020, 2021 and 2022:

	Year Ended September 30, 2020
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$3,148,156	$11,165,290	$14,313,446	$929,836	$15,243,282
Depreciation and amortization	(2,318)	(82,896)	(85,214)	(466)	(85,680)
Segment income before tax	251,731	169,452	421,183	29,178	450,361
Segment gross profit margin	15.0%	9.0%	11.0%	10.0%	11.0%

	Year Ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	-4.4%	1.6%

	Year Ended September 30, 2022
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment loss before tax	(1,538,888)	(3,068,693)	(4,607,581)	(2,252,525)	(6,860,106)
Segment gross profit margin	6.5%	-1.7%	1.8%	-7.6%	1.3%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The depreciation and amortization of e-bicycle sales segment increased by 68% or $56,605 from fiscal 2020 to fiscal 2021, which was consistent with the increase of revenue from e-bicycle sales. The depreciation and amortization of unallocated increased by $329,077 to $329,543 for fiscal 2021 from $466 for fiscal 2020, the increase was mainly due to the depreciation of our charging piles equipment.

The depreciation and amortization of e-bicycle sales segment increased by 129% or $180,300 from fiscal 2021 to fiscal 2022, which was due to the acquisition of land use right and buildings of Tianjin Jiahao in July, 2021. The depreciation and amortization of unallocated decreased by $14,572 to $314,971 for fiscal 2022 from $329,543 for fiscal 2021, the decrease was mainly due to the decreased depreciation of our charging piles equipment.

Segment income/loss before tax

The income before tax of battery cells and packs segment decreased by $234,829 to $16,902 for fiscal 2021 from $251,731 for fiscal 2020, representing a significant decrease of approximately 93%. The loss was primarily due to a low profit margin of 3.2% for fiscal 2021.

The income before tax of battery cells and packs segment decreased by $1,555,790 to loss of $1,538,888 for fiscal 2022 from income of $16,902 for fiscal 2021, representing a significant decrease of 9,205%. The loss was primarily due to increase of general and administrative expenses of $1,743,944 for fiscal 2022.

We had a loss before tax of e-bicycle sales segment of $2,034,515 for fiscal 2021, and an income before tax of $169,452 for fiscal 2020. The loss in 2021 fiscal year was primarily due to reduced unit price of e-bicycles and increased advertising in order to increase our sales volume and market share. Overall, our unit price of e-bicycles decreased 17% and sales volume increased 92% in fiscal 2021 compared with fiscal 2020.

We had a loss before tax of e-bicycle sales segment of $3,068,693 for fiscal 2022, and loss before tax of $2,034,515 for fiscal 2021. The loss in 2022 fiscal year was primarily due to reduced unit price and the decrease of sales volume of e-bicycles under the fierce competition of the e-bicycle industry. Overall, our unit price of e-bicycles decreased 12% and sales volume decreased 40% in fiscal 2022 compared with fiscal 2021.

We had a loss before tax of unallocated of $2,252,525 for fiscal 2022 and a loss before tax of unallocated of $1,779,032 for fiscal 2021. The loss in 2022 fiscal year was primarily due to the increased expenditures on share-based compensation and the management’s salaries.

Components of Results of Operations

Years Ended September 30, 2020, 2021 and 2022

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the fiscal years ended September 30, 2020, 2021 and 2022, respectively:

		Years Ended September 30,
	Segment	2020	2021	2022
Sales of batteries and battery packs	Battery cells and packs segment	$3,148,156	$4,288,366	$6,990,215
Sales of e-bicycles	E-bicycle sales segment	11,165,290	18,232,537	9,405,103
Others		929,836	901,103	993,899
Net Revenue		$15,243,282	$23,422,006	$17,389,217

Our revenues from continuing operations for the fiscal years ended September 30, 2020, 2021 and 2022 were $15,243,282, $23,422,006 and $17,389,217, respectively. The increase in revenues from fiscal 2020 to fiscal 2021 were mainly due to the increase of sales of e-bicycles by reducing our average unit price of e-bicycles by 17% and increasing advertising. The decrease in revenue from fiscal 2021 to fiscal 2022 was mainly due to the decrease of sales of e-bicycles and partially offset by the increase of sales of batteries and battery packs.

The sales of e-bicycles segment engaged in online and offline sale. The sales of e-bicycles decreased by 48.4% to $9,405,103 for fiscal 2022 from $18,232,537 for fiscal 2021 due to the decreased unit price and the decreased sales volume of the e-bicycles under the fierce competition of the e-bicycle industry. Overall, our unit price of e-bicycles decreased 12% and sales volume decreased 40% in fiscal 2022 compared with fiscal 2021. The market share of leading companies increases and the small and middle companies had to reduced sales price in response to the competition.

The battery cells and packs segment are engaged in the selling of battery packs. The revenue from sales of battery packs for fiscal year 2021 was $4,288,366, as compared to $3,148,156 for fiscal 2020 as the increase of demand from our long-term customers.

The revenue from sales of battery packs for fiscal 2022 was $6,990,215, compared to $4,288,366 for fiscal 2021. We continued to boost sales of our battery packs due to the increasing market demand and the increase of unit price during fiscal 2022. Our sales price of battery packs increased by approximately 60% for fiscal 2022 compared to fiscal 2021.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, depreciation, maintenance, and other overhead expenses.

Our cost of revenues significantly increased by $9,335,280, or 68%, to $23,039,528 for fiscal 2021 from $13,704,248 for fiscal 2020, which was primarily due to the increase of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, and purchase cost of battery packs for sales of battery packs. We also provided sales rebate to distributor and wholesalers, which result in the increase of our cost of revenues.

Our cost of revenues decreased by $5,869,350, or 25%, to $17,170,178 for fiscal 2022 from $23,039,528 for fiscal 2021, which was primarily due to the decrease of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, which is in line with the decrease of revenues.

Gross profit

Gross profit for the fiscal years ended September 30, 2020, 2021 and 2022 was $1,539,034, $382,478 and $219,039, or 10%, 2% and 1% of net revenues, respectively.

Gross profit margin for fiscal 2021 decreased from 10% to 2%, primarily due to the low margin of sales of e-bicycles, which accounted for a large proportion of our total revenue, thus, the total gross profit rate converged with that of sales of e-bicycles. In order to expand sales volume and increase market share, we reduced unit price of e-bicycle and provided sales rebate to distributor and wholesalers, which resulted in the low margin of sales of e-bicycles for the year ended September 30, 2021.

Gross profit margin for fiscal 2022 decreased from 2% to 1%, primarily due to the negative margin of sales of e-bicycles, which accounts for a large proportion of our total revenue. The decrease of gross profit margin was primarily because the average selling price of our e-bicycle decreased by 12% for fiscal 2022. Also, the cost of raw materials increased due to adverse impact of COVID-19 pandemics that caused repeated shutdown in factory production.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and welfare, advertising, and freight expenses. Our selling and marketing expenses increased by $1,199,997, or approximately 334%, to $1,558,719 for the fiscal 2021 from $358,722 for fiscal 2020, was primarily due to more salespersons were hired and more promotion were made for expanding sales volume and increasing market share of e-bicycles.

Our selling and marketing expenses decreased by $550,297, or approximately 35%, to $1,008,422 for fiscal 2022 from $1,558,719 for fiscal 2021, was primarily due to the decrease of exhibition expenses, advertising and promotion expenses. Exhibitions and many sales activities were cancelled affected by COVID-19 pandemics under zero-COVID policy in 2022. The advertising expenses decreased $115,697 or 66% from $174,566 in fiscal 2021 to $58,869 in fiscal 2022. The exhibition expenses decreased $152,955 or 81% from $188,177 in fiscal 2021 to $35,221 in fiscal 2022.

General and administrative expenses

Our general and administrative expenses increased by $1,619,832, or 150%, to $2,701,178 for fiscal 2021 from $1,081,346 for fiscal 2020. The increase was attributed to the increase of the expenses of Liability Insurance of Directors, consulting fee for the acquisition of Tianjin Jiahao and research and development fee and staff expenses. The research and development expense was $167,513 in fiscal 2021.

Our general and administrative expenses increased by $2,972,046, or 110%, to $5,673,224 for fiscal 2022 from $2,701,178 for fiscal 2021. The increase was primarily attributed to 1) the increase of share-based compensation expense, management salaries and employee bonus of $707,763, or 103%; 2) the increased depreciation and amortization for the acquired land use right and buildings of $311,805, or 214%; and 3) the increased expenses in research and development activities for new e-bicycles models of $89,125, or 53%. The research and development expense was $256,637 in fiscal 2022.

Income tax expense/benefit

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses and income were $116,063 and $419,405 for fiscal 2020 and 2021, respectively, and we also incurred an income tax loss of $527,119 for fiscal 2022. The reason is that the company accrued valuation allowance for deferred tax assets of $1,755,296 for fiscal 2022, based on the assessment that it is more likely than not that the Company will not create enough future taxable income to fully utilize its deferred tax assets.

Net income/loss from continuing operations

Our income from continuing operations for fiscal 2020 was $334,298. In addition, we incurred a net loss of $3,377,240 and $7,387,225 from continuing operations for fiscal 2021 and 2022.

Income/loss from discontinued operation, net of tax

Our loss from discontinued operation was $57,376, $36,404 and $81,605 for fiscal 2020, 2021 and 2022, respectively, which primary due to the decrease in rental revenue that caused by the decline of customers’ demands and the termination of the rental contract with our sublease under the impact of COVID-19.

Net income/loss

As a result of the foregoing, our net income for fiscal 2020 was $276,922. We recorded a net loss of $3,413,644 and $7,468,830 for fiscal 2021 and 2022.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contributions, initial public offering, registered direct offering and from operations. We received net proceeds of approximately $10.85 million in our initial public offering in January 2021 and received net proceeds of approximately $10.88 million in the previous registered direct offering in June 2021. On July 21, 2022, we entered into a securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, and received net proceeds from of $8.00 million. We plan to support our future operations primarily from cash generated from our operations. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2022, we had cash and cash equivalents of $4,389,990 and total working capital of $19,185,833, $20,000,107 of which was from continuing operations and the current liabilities exceeds the current assets by $814,274 for discontinued operation.

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

To utilize the proceeds from the private placement in July 2022, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and consolidated VIE in the PRC are subject to certain statutory limits. We are able to use all of the net proceeds from offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect to continue using the net proceeds in the PRC in the form of Renminbi and, therefore, our PRC subsidiary and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Years Ended September 30,
	2020	2021	2022
Net cash provided by (used in) operating activities, continuing operations	$3,895,871	$(6,871,446)	$(11,837,549)
Net cash provided by (used in) operating activities, discontinued operation	128,898	615,011	(56,214)
Net cash used in investing activities, continuing operations	(4,485,811)	(11,436,429)	(2,949,776)
Net cash provided by investing activities, discontinued operation	1,135,964	399,175	7,434
Net cash (used in) provided by financing activities, continuing operations	(4,004,361)	22,764,076	14,243,210
Effect of exchange rate changes	36,324	78,968	(883,772)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(3,293,115)	$5,549,355	$(1,476,667)

Years ended September 30, 2020, 2021 and 2022

Operating Activities

Net cash used in continuing operating activities was $10,298,816 for fiscal 2022, primarily derived from (a) a net loss from continuing operations of $7,387,225, adjusted by depreciation and amortization of $1,003,846 and allowance of doubtful account of $1,094,291; (b) an increase of advance to suppliers of $4,206,570 was primarily due to prepayments made for our e-bicycles sales business; (c) an increase of accounts receivables of $2,492,075 due to delayed payment of customers; (d) an increase of amount due from related parties of $4,217,864 was primarily due to prepayments made for our e-bicycles sales business to related parties; (e) an increase of prepaid expenses and other current assets because the large prepayment for land use right; and offset by an increase of accrued expenses and other payables of $2,429,472.

Net cash used in discontinued operating activities was $56,214 for fiscal 2022, primarily derived from (a) a net loss from discontinuing operations of $81,605, adjusted by depreciation and amortization of $46,381 and loss from the disposal of property, plants and equipment of $-; (b) a decrease of accounts receivable of $2,913 ; (c) a decrease of in account payables $85,867 was because some suppliers has shortened their credit terms and the company has made payments to them accordingly.

Net cash used in continuing operating activities was $6,871,446 for fiscal 2021, primarily derived from (a) a net loss from continuing operations of $3,377,240, adjusted by depreciation and amortization of $469,848; (b) an increase of advance to suppliers of $4,514,366 was primarily due to prepayments made for our e-bicycles sales business; c) an increase of amount due from related parties of $3,062,904 was primarily due to prepayments made for our e-bicycles sales business to related parties, and offset by a) an increase of accrued expenses and other payables of $3,026,677, and b) a decrease of note receivable of $1,736,538 due to the collection of receivable outstanding.

Net cash provided by discontinued operating activities was $615,011 for fiscal 2021, primarily derived from (a) a net loss from discontinuing operations of $36,404, adjusted by depreciation and amortization of $292,739; (b) a decrease of accounts receivable of $328,631; (c) a decrease of prepaid expense and other current assets of $363,640 and was offset by a decrease of accrued expenses and other payable of $298,237.

Net cash provided by continuing operating activities was $3,895,871 for fiscal 2020, mainly derived from (a) a net income from continuing operations of $334,298, adjusted by depreciation and amortization of $85,680; (b) a decrease of advance to suppliers of $4,310,499; (c) an increase of accrued expenses and other payables of $2,510,145; (d) a decrease of inventories of $1,568,669, and e) a decrease of amount due from related parties of $1,839,439, and offset by a) an increase of accounts receivable of $6,093,585, and (b) an increase of note receivable of $1,612,995. The decrease in advance to suppliers and amount due from related parties were primarily due to delivery of e-bicycles from the suppliers and related parties during the fiscal year ended September 30, 2020 and we managed to obtain credit term from suppliers as we increased purchase for the fiscal year ended September 30, 2020. The increase in accrued expenses and other payables were primarily due to the increase of value-added tax payable, which was in line with the increase of our revenue. The increase in accounts receivable and note receivable was primarily due to the increase of sales of e-bicycles.

Net cash provided by discontinued operating activities was $128,898 for fiscal 2020, mainly derived from (a) a net loss from discontinued operation of $57,376, adjusted by depreciation and amortization of $933,176 and the gain from the disposal of property, plants and equipment of $542,320; and (b) an increase of accounts receivables of $232,896.

Investing Activities

For fiscal 2022, net cash used in investing activities for the continuing operations was $4,481,075, mainly consisted of (a) interest-free loan of $4,730,513 to related party; (b) purchases of property, plants and equipment of $234,256 and long-term investment of $154,886 ; partially offset by maturities of short-term investment $1,525,972, proceed from short-term investment of $109,817 and collection of loan to related parties of $534,090.

For fiscal 2022, net cash provided by investing activities for the discontinued operations were $- which was primarily due to a proceed from disposal of equipment.

For fiscal 2021, net cash used in investing activities for the continuing operations was $11,436,429, which was primarily due to purchases of property, plants and equipment of $6,723,468 and intangible asset of $4,497,426, which was primarily due to the purchase of the factory and land use right from the acquisition of Tianjin Jiahao, which was partially offset by the proceeds from disposal of property, plants and equipment of $453,652.

For fiscal 2021, net cash provided by investing activities for the discontinued operations were $399,175 which was primarily due to a proceed from disposal of equipment.

For fiscal 2020, net cash used in investing activities for the continuing operations was $4,485,811, consisted of (a) the purchase of property, plants and equipment in the amount of $2,344,667; and (b) purchase of short-term investments in the amount of $2,141,144.

For fiscal 2020, net cash provided by investing activities for the discontinuing operations was $1,135,964, mainly consisted of a proceed from disposal of equipment.

Financing Activities

For fiscal 2022, net cash provided by financing activities for the continuing operations was $14,243,210, primarily consisted of (a) cash receipts from equity issuance in the amount of $8,000,000 ; (b) the collection of loan from a shareholder in the amount of $2,992,126 ; and (c) proceeds from short-term borrowings of $3,051,944.

For fiscal 2021, net cash provided by financing activities for the continuing operations was $22,764,076, primarily consisted of (a) cash receipts from equity issuance in the amount of $20,947,182; and (b) the collection of loan from a shareholder in the amount of $1,821,847.

For fiscal 2020, net cash used in financing activities for the continuing operations was $4,004,361, mainly consisted of (a) repayment of the loan to related parties in the amount of $4,289,426 and (b) a loan to a shareholder in the amount of $377,634, which was offset by a collection from a shareholder in the amount of $391,116.

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

Off-Balance Sheet Arrangements

We did not have during the years presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Operating Lease

Payments due by period
Years Ending September 30,
2023	$117,176
2024	89,210
2025	48,528
2026	19,411
$274,326

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2022.

Critical Accounting Policies and Estimates

Our consolidated financial statements (“CFS”) were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting policies and estimates should be read in conjunction with Note 2 in our CFS for the fiscal year ended September 30, 2022 and 2021, for more information on our critical accounting policies.

Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property, plants and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Short-term investments

Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at fair value (“FV”) and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized.

The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s FV, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Income. For fiscal 2020, 2021 and 2022, the Company did not record any OTTI.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer creditworthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For fiscal 2020, 2021 and 2022, the Company recorded bad debt expense $20,790, nil and $1,036,654 from continuing operations and nil, $11,438 and $79,877 from discontinued operation, respectively.

Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. The write-downs recognized for the inventories for fiscal 2020, 2021 and 2022 is $nil, $114,964 and $168,017.

Property, plant and equipment, net

Property, plant and equipment, net. Property, plant and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 years
Equipment for rental business	2.5-5 Years
Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years
Leasehold improvements	5 years

Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 36.5 years and expires on December 4, 2057.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for fiscal 2020, 2021 and 2022.

Revenue recognition

The Company follows ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

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

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including self-manufactured battery cells (see Note 13 Discontinued Operation), self-assembled battery packs and e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

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

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries. As of September 30, 2021 and 2022, the Company recognized advances from customers $94,899 and $782,405, respectively.

The revenue from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease and its own application named Yidianxing are revenue from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for fiscal 2020, 2021 and 2022 (see Note 13 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for fiscal 2020, 2021 and 2022, respectively:

	Years Ended September 30,
	2020	2021	2022
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$14,313,446	$22,520,903	$16,395,318
Other	929,836	901,103	993,899
Net revenues	$15,243,282	$23,422,006	$17,389,217

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2021 and 2022.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 on October 1, 2022 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company is in the process of evaluating the effect of the adoption of this ASU. Based on the portfolio of leases as of September 30, 2022, a right-of-use asset of approximately $224,167 and a lease liability of approximately $221,688 were recognized on the Company’s consolidated balance sheet upon its adoption date of October 1, 2022, primarily relating to the rental of office space, production space and storage space. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

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

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

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

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and November 2022 were increases of 2.5%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	35	Chief Executive Officer and Director
Jingyan Wu	52	Chief Financial Officer
Zebin Zhao	36	Chief Operating Officer
Peiyao Jin	40	Director
Guanghui Yang	60	Independent Director
Robert Johnson	54	Independent Director
Guanneng Lai	36	Independent Director

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

Zebin Zhao has been serving as our Chief Operating Officer and the Chief Operating Officer of the VIE since April 2022. From August 2020 to April 2022, Mr. Zhao served as the Deputy General Manager of the VIE, where he was responsible for supervising corporate governance and daily operations. From January 2017 to August 2020, Mr. Zhao served as the General Manager of Shenzhen Xingcaitong Asset Management Co., Ltd., an investment management company, where he was responsible for investment management. From August 2011 to January 2017, Mr. Zhao served as the Deputy General Manager of Shenzhen Shuangzixing Asset Management Co., Ltd., an investment management company, where he was responsible for industrial research and mergers and acquisitions. From April 2010 to July 2011, Mr. Zhao served as a credit analyst of Shenzhen Southern Credit Rating Co., Ltd., a credit rating company. Mr. Zhao received his bachelor’s degree in Finance from Shenzhen University in July 2010. He obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in June 2017.

Peiyao Jin has been serving as our director since April 2022. From February 2011 to December 2013, Ms. Jin served as an Assistant Manager of Work and Income Henderson-Ministry of Social Development, a government department of New Zealand. From February 2005 to June 2009, Ms. Jin served as an Assistant Manager of Quest Auckland, a local hotel in New Zealand. Ms. Jin received her bachelor’s degree in Accounting from Auckland University of Technology in November 2007. Ms. Jin is the spouse of Shuang Wu, our former Chief Operating Officer and the former Chief Operating Officer of the VIE.

Robert Johnson has been serving as our independent Director and the chairman of the audit committee since December 2020. He has been serving as the financial controller of BAS Holdings Investments, LLC since February 2020. From January 2017 to January 2020, he served as the financial controller for Lionstone Development, LLC and from July 2015 to December 2016, Mr. Johnson served as an independent consultant. From June 2010 to June 2015, he served as the financial controller of BSL Capital, Inc. From September 2005 to June 2010, Mr. Johnson served as a senior tax accountant of CBIZ MHM, LLC, an accounting services provider and business consulting company in Miami, Florida. From January 2004 to September 2005, Mr. John served as a tax accountant of Mallah Furman and Company in Miami, Florida. Mr. Johnson received a dual bachelor’s degrees from The University of Central Florida in August 2000 and a Master of Business Administration degree with a specialization in professional accounting from The University of Miami in December 2003. Mr. Johnson has been a Certified Public Accountant licensed by the State of Florida since October 2005 and a Certified Management Accountant licensed by the Institute of Management Accountants since August 2013. Mr. Johnson also holds a certification in Hotel Industry Analytics from The American Hotel and Lodging Association since November 2017 and is a Certified Hospitality Accountant Executive licensed by the Hospitality Financial and Technology Professionals since July 2018. Mr. Johnson is also a member of the Hospitality Financial and Technology Professionals since July 2018 and has also been a member of the Institute of Management Accountants since August 2013 and a member of the American Institute of Certified Public Accountants since October 2005.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

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

6.B. Compensation

For the fiscal years ended September 30, 2021 and 2022, we paid an aggregate of RMB885,547 (approximately $136,087) and RMB1,677,448 (approximately $255,974) , respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Terms of Directors and Officers

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Guanneng Lai, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Guanghui Yang and Robert Johnson, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jianhui Ye and Peiyao Jin, will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

6.D. Employees

As of the date of this annual report, we had 72 full-time employees, and all our employees are based in China.

The following table provides the number of our employees by function as of the date of this annual report:

Function	Number of Full-Time Employees
Research and Development	11
Manufacture	26
Business and Marketing	15
Administrative, Human Resources and Finance	20
Total	72

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

6.E. Share Ownership

As of January 18, 2023, 25,626,891 of EZGO’s ordinary shares were outstanding. Holders of EZGO’s ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 25,626,891 ordinary shares outstanding as of January 18, 2023.

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 18, 2023 by:

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(2)	3,034,200	11.84
Jingyan Wu	—	—
Zebin Zhao	—	—
Peiyao Jin	338,364	1.32
Robert Johnson	—	—
Guanghui Yang	—	—
Guanneng Lai	—	—
All directors and executive officers as a group (7 persons)	3,372,564	13.16

5% shareholders:
WXYZ Group Ltd.	3,034,200	11.84
Hangzhou Yihui Innovation 1 New Energy LLP	2,400,000	9.37

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	Includes 3,034,200 ordinary shares owned directly by WXYZ Group Ltd., of which Jianhui Ye, our Chief Executive Officer, is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

None of our major shareholders have differing voting rights, and as of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

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

During the fiscal years ended September 30, 2020, 2021 and 2022, and to the date of this annual report, we had the following material related party transactions:

		For the fiscal years ended September 30,
Related Parties	Nature	2020	2021	2022
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Purchase of e-bicycles from a related party	$(4,538,100)	$(6,048,053)	$(4,029,157)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Interest-free loan to a related party	856,458	-	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Collection of loan to a related party	(856,458)	-	-
Jiangsu Xinzhongtian Suye Co., Ltd.	Purchase of e-bicycles, gears and parts from a related party	(851,606)	(915,213)	(1,188,752)
Jiangsu Xinzhongtian Suye Co., Ltd.	Rental fee and utility fee	(63,378)	(146,607)	-
Jiangsu Xinzhongtian Suye Co., Ltd.	Interest-free loan to a related party	185,566	-	-
Jiangsu Xinzhongtian Suye Co., Ltd.	Collection of loan to a related party	(186,993)	-	-
Shenzhen Star Cycling Network Technology Co., Ltd.	Loan to a related party	-	310,395	915,583
Nanjing Mingfeng Technology Co.,Ltd.	Loan to a related party	-	228,774	-
Nanjing Mingfeng Technology Co.,Ltd.	Interest-free loan to a related party for its daily operational purposes		-	305,194
Nanjing Mingfeng Technology Co.,Ltd.	Repayment of interest-free loan to a related party	-	-	(534,090)
Henglong Chen	Interest-free loan to a shareholder*	377,634	-	-
Henglong Chen	Collection of loan from a shareholder*	(391,116)	(1,821,847)	(2,992,126)
Beijing Weiqi Technology Co., Ltd.	Sales of e-bicycles to a related party	107,314	12,341	-
Shandong Xingneng’an New Energy Technology Co., Ltd.	Purchase of battery pack from a related party	-	-	(1,498,964)
Shandong Xingneng’an New Energy Technology Co., Ltd.	Loan to a related party	-	-	3,051,944
Shandong Xingneng’an New Energy Technology Co., Ltd.	Long-term investment in a related party	-	-	(1,525,972)
Huiyan Xie	Loan from a related party	-	-	504,334
Huiyan Xie	Repayment of interest-free loan to a related party	-	-	(70,198)
Jianhui Ye	Loan from a related party	-	-	127,720
Jianhui Ye	Repayment of interest-free loan to a related party	4,289,426	-	(132,115)
Fang Yan	Repayment of interest-free loan to a related party	-	-	(45,427)
Jiangsu You Technology Co., Ltd.	Interest-free loan to a related party for its daily operational purposes	-	-	296,200
Jiangsu You Technology Co., Ltd.	Loan to a related party	-	-	457,792

*	As of the date of this annual report, the loans of $98,791 to Henglong Chen, the former chairman, have not been collected. The loans made to Henglong Chen which were for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct our business in the PRC primarily though the VIE and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, Tianjin Dilang and Tianjin Jiahao, since we entered into contractual arrangements with the VIE in November 2019. For a description of these contractual arrangements, see Item 4.A - “History and Development of the Company.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

EZGO’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $1.17 on January 18, 2023.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

10.E. Taxation

The following discussion of material BVI, PRC and United States federal income tax consequences of an investment in EZGO’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in EZGO’s ordinary shares, such as the tax consequences under state, local and other tax laws.

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

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.0056 in the fiscal year ended September 30, 2020 to US$1.00 for RMB6.4434 in the fiscal year ended September 30, 2021, and US$1.00 for RMB6.5532 in the fiscal year ended September 30, 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal year 2021, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the fiscal year ended September 30, 2022 would decrease by approximately $0.3 million, $0.3 million and $0.1 million, respectively.

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

Credit Risk

As of September 30, 2020, 2021 and 2022, we had cash of $322,598, $4,774,531 and $4,389,990, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2021 and 2022, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. Base on the assessment, our management has concluded that, due to the material weakness described below, our internal control over financial reporting was not effective.

As of September 30, 2022, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Briggs & Veselka and WWC, respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2022
Audit fees*	$250,000	$280,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 31, 2022, EZGO terminated Briggs & Veselka as its independent registered public accounting firm effective as of January 31, 2022. Briggs & Veselka informed the Company that it was withdrawing as the Company’s independent registered public accounting firm as Briggs & Veselka has joined the accounting firm of Crowe LLP, effective as of January 1, 2022, and Briggs & Veselka withdrew from qualification as a PCAOB registered firm on January 27, 2022, as a result of its joining Crowe LLP. Briggs & Veselka’s withdrawal and termination was considered and approved by the Company’s audit committee. The audit report of Briggs & Veselka on the financial statements of the Company as of and for the year ended September 30, 2021, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Briggs & Veselka on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Briggs & Veselka’s engagement up to the date of termination which disagreements that, if not resolved to Briggs & Veselka’s satisfaction, would have caused Briggs & Veselka to make reference in connection with its opinion to the subject matter of the disagreement. Other than the material weakness in the Company’s internal control over financial reporting, there were no “reportable events” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the fiscal year ended September 30, 2021 and subsequently up to the date of termination.

On February 28, 2022, EZGO appointed WWC as successor independent registered public accounting firm of the Company effective as of the same day and to perform independent audit services for the fiscal year ended September 30, 2022. The appointment of WWC was approved by the audit committee of the board of directors on February 28, 2022. During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of WWC, neither the Company nor anyone on its behalf has consulted with of WWC on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that of WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-40.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)

2.1	Description of Securities*

2.2	Representative’s Warrants(2)

2.3	Placement Agent Warrant, dated June 1, 2021(9)

2.4	Form of Investor Warrant(4)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Form of Placement Agency Agreement from previous follow-on offering(4)

4.12	Form of Securities Purchase Agreement from previous follow-on offering(4)

4.13	Form of Indemnification Escrow Agreement from previous follow-on offering(5)

4.14	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(6)

4.15	English Translation of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and Jiangsu EZGO Electronic Technologies, Co., Ltd.(7)

4.16	English Translation of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and Jiangsu EZGO Electronic Technologies, Co., Ltd.(7)

4.17	Form of Securities Purchase Agreement dated as of July 21, 2022 by and among EZGO Technologies Ltd. and the Purchasers signatories thereto(8)

8.1	List of Subsidiaries of the Registrant*

12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*

12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Briggs & Veselka Co., LLP, Independent Registered Public Accounting Firm*

15.2	Consent of Marcum Asia CPAs LLP (formally known as Marcum Bernstein & Pinchuk LLP), Independent Registered Public Accounting Firm*

15.3	Consent of DeHeng Law Offices*

101	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101**

*	Filed herewith.

**	Furnished herewith.

(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-249687), filed on December 15, 2020.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 19, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 28, 2021.

(5)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333- 256311), filed on May 24, 2021.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 17, 2022.

(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 27, 2022.

(9)	Incorporated herein by reference to the Company’s Current Report on Form 6-K/A, filed on September 22, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: January 20, 2023

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2020, 2021 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of EZGO Technologies Ltd. and subsidiaries (the “Company”) as of September 30, 2022, and the related statements of operations, comprehensive income (loss), changes in equity, cash flows, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Wei, Wei & Co., LLP
Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

January 19, 2023

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

We also have audited the adjustments to the financial statements as of September 30, 2020 and for the fiscal years ended September 30, 2020 and 2019 to retrospectively apply the change in accounting for discontinued operations, as described in Note 14. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements as of and for the fiscal years ended September 30, 2020 and 2019 of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of September 30, 2020 and for the fiscal years ended September 30, 2020 and 2019 taken as a whole.

/s/ Briggs & Veselka Co., LLP
Briggs & Veselka Co., LLP

We have served as the Company’s auditor since 2021.

Houston, Texas
January 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to the financial statements for the year ended September 30, 2020 to retrospectively apply the reporting of discontinued operations, as described in Note 14, the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to the financial statements for the year ended September 30, 2020 to retrospectively apply the reporting of discontinued operations, as described in Note 14, present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to the financial statements for the year ended September 30, 2020 to retrospectively apply the reporting of discontinued operations, as described in Note 14, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Briggs&Veselka Co., LLP.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(Formerly Marcum Bernstein & Pinchuk LLP)

New York, NY

February 16, 2021

We began serving as the Company's auditor in 2019. In 2021, we became the predecessor auditor.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2021	2022

ASSETS
Current assets:
Cash and cash equivalents	$4,774,531	$4,389,990
Restricted cash	1,115,354	23,228
Short-term investments	2,387,003	702,889
Accounts receivable, net	6,847,608	7,542,062
Inventories, net	924,342	380,949
Advances to suppliers, net	7,404,538	10,529,144
Amount due from related parties, current	3,524,635	9,418,674
Prepaid expenses and other current assets	609,602	167,100
Current assets of discontinued operation	91,997	-
Total current assets	27,679,610	33,154,036

Non-current assets:
Property, plant and equipment, net	8,746,386	4,106,511
Land use right	4,510,849	6,682,696
Amount due from related parties, non-current	310,395	-
Long-term investments	132,621	2,101,519
Deferred tax assets, net	585,428	45,286
Other non-current assets	-	1,417,534
Non-current assets of discontinued operation	46,381	-
Total non-current assets	14,332,060	14,353,546

Total assets	$42,011,670	$47,507,582

LIABILITIES
Current liabilities:
Short-term borrowings	$310,395	$2,811,555
Accounts payable	650,693	782,405
Advances from customers	94,899	900,436
Income tax payable	395,483	350,638
Amount due to related parties	71,849	591,638
Accrued expenses and other payables	7,142,630	7,827,863
Current liabilities of discontinued operation	809,221	703,668
Total current liabilities	9,475,170	13,968,203

Total liabilities	9,475,170	13,968,203

Commitments and contingencies

EQUITY
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2021 and 2022; 13,626,891 and 24,676,891 shares issued as of September 30, 2021 and 2022; 13,626,891 and 24,214,891 outstanding as of September 30, 2021 and 2022, respectively)	13,627	24,214
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(3,152,179)	(98,791)
Additional paid-in capital	32,260,048	40,690,086
Statutory reserve	233,413	233,622
Accumulated deficit	(1,423,614)	(7,887,621)
Accumulated other comprehensive income (loss)	594,507	(2,315,795)
Total EZGO Technologies Ltd.’s shareholders’ equity	28,518,002	30,637,915
Non-controlling interests	4,018,498	2,901,464
Total equity	32,536,500	33,539,379

Total liabilities and equity	$42,011,670	$47,507,582

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2020	2021	2022

Net revenues	$15,243,282	$23,422,006	$17,389,217
Cost of revenues	(13,704,248)	(23,039,528)	(17,170,178)
Gross profit	1,539,034	382,478	219,039

Operating expenses:
Selling and marketing	(385,722)	(1,558,719)	(1,008,422)
General and administrative	(1,081,346)	(2,701,178)	(5,673,224)
Total operating expenses	(1,467,068)	(4,259,897)	(6,681,646)

Income (loss) from operations	71,966	(3,877,419)	(6,462,607)

Other income (expenses):
Interest expense, net	(14,803)	(60,756)	(40,051)
Other income (expenses), net	393,198	141,530	(357,448)
Total other income (expenses), net	378,395	80,774	(397,499)

Income (loss) from continuing operations before income tax expense	450,361	(3,796,645)	(6,860,106)
Income tax (expense) benefit	(116,063)	419,405	(527,119)
Net income (loss) from continuing operations	334,298	(3,377,240)	(7,387,225)
Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Net income (loss)	276,922	(3,413,644)	(7,468,830)

Net income (loss) from continuing operations	334,298	(3,377,240)	(7,468,830)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	129,748	(434,971)	(1,005,032)
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	204,550	(2,942,269)	(6,382,193)

Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Less: Net income attributable to non-controlling interests from discontinued operation	-	-	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(57,376)	(36,404)	(81,605)
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$147,174	$(2,978,673)	$(6,463,798)

Net income (loss) from continuing operations per ordinary share:
Basic and diluted	$0.03	$(0.27)	$(0.47)
Net loss from discontinued operation per ordinary share:
Basic and diluted	$(0.01)	$(0.00)	$(0.01)
Net income (loss) per ordinary share:
Basic and diluted	$0.02	$(0.27)	$(0.48)
Weighted average shares outstanding
Basic and diluted	7,800,000	10,735,606	13,662,927

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2020	2021	2022

Income (loss) from continuing operations before non-controlling interests	$334,298	$(3,377,240)	$(7,387,225)
Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Net income (loss)	276,922	(3,413,644)	(7,468,830)

Other comprehensive income (loss)
Foreign currency translation adjustment	438,839	973,379	(2,963,843)
Unrealized gain or loss in available-for-sale debt investments	-	58,461	(58,461)
Comprehensive income (loss)	715,761	(2,381,804)	(10,491,134)
Less: Comprehensive income (loss) attributable to non-controlling interests	171,477	(257,185)	(1,117,034)
Comprehensive income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$544,284	$(2,124,619)	$(9,374,100)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary Shares		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated earnings/	Accumulated Other Comprehensive	Total EZGO’s shareholders’	Non- controlling
	Share*	Amount	receivable	shareholder	capital	reserve	(deficits)	Income (Loss)	equity	interest	Total
Balance as of September 30, 2019	7,800,000	$7,800	(7,800)	$(4,835,920)	$12,078,058	$187,973	$1,453,325	$(656,657)	$8,226,779	$4,104,206	$12,330,985
Net income	-	-		-	-	-	147,174	-	147,174	129,748	276,922
Receivable from a shareholder	-	-	-	98,399	-	-	-	-	98,399	-	98,399
Appropriation to statutory reserve	-	-	-	-	-	24,869	(24,869)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	397,110	397,110	41,729	438,839
Balance as of September 30, 2020	7,800,000	7,800	(7,800)	(4,737,521)	12,078,058	212,842	1,575,630	(259,547)	8,869,462	4,275,683	13,145,145
Issued shares of Ordinary shares, net of offering cost	5,826,891	5,827	-	-	20,181,990	-	-	-	20,187,817	-	20,187,817
Change in fair value of available-for-sale debt investments	-	-	-	-	-	-	-	58,461	58,461	-	58,461
Net loss	-	-	-	-	-	-	(2,978,673)	-	(2,978,673)	(434,971)	(3,413,644)
Receivable from a shareholder	-	-	-	1,585,342	-	-	-	-	1,585,342	-	1,585,342
Appropriation to statutory reserve	-	-	-	-	-	20,571	(20,571)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	795,593	795,593	177,786	973,379
Balance as of September 30, 2021	13,626,891	13,627	(7,800)	(3,152,179)	32,260,048	233,413	(1,423,614)	594,507	28,518,002	4,018,498	32,536,500
Shareholders’ contribution	10,000,000	10,000	-	-	7,990,000	-	-	-	8,000,000	-	8,000,000
Vesting of restricted shares award	587,500	587	-	-	440,038	-	-	-	440,625	-	440,625
Change in fair value of available-for-sale debt investments	-	-	-	-	-	-	-	(58,461)	(58,461)	-	(58,461)
Net loss	-	-	-	-	-	-	(6,463,798)	-	(6,463,798)	(1,005,032)	(7,468,830)
Receivable from a shareholder	-	-	-	3,053,388	-	-	-	-	3,053,388	-	3,053,388
Appropriation to statutory reserve	-	-	-	-	-	209	(209)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,851,841)	(2,851,841)	(112,002)	(2,963,843)
Balance as of September 30, 2022	24,214,391	$24,214	(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operation	$334,298	$(3,377,240)	$(7,387,225)
Net loss discontinued operation, net of tax	(57,376)	(36,404)	(81,605)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	35,323	-	1,094,291
Reserve for inventories	-	114,964	168,017
Depreciation and amortization	85,680	469,848	1,003,846
Share-based compensation	-	-	440,625
Gain on short-term investments	-	-	(109,817)
Loss from the disposal of property, plant and equipment	-	14,764	553,054
Deferred tax (benefit) expense	(63,392)	(478,141)	526,462
Changes in operating assets and liabilities:
Accounts receivable	(6,093,585)	(180,212)	(2,492,075)
Note receivable	(1,612,995)	1,736,538	-
Advance to suppliers, net	4,310,499	(4,514,366)	(4,206,570)
Inventories, net	1,568,669	(124,833)	327,317
Amount due from related parties	1,839,439	(3,062,904)	(4,217,864)
Prepaid expenses and other current assets	537,771	(848,518)	417,865
Accounts payable	263,957	333,318	232,137
Advance from customers	37,909	(67,293)	884,717
Income tax payable	142,153	85,952	36,932
Accrued expenses and other payables	2,510,145	3,026,677	2,429,472
Net cash provided by (used in) operating activities from continuing operations	3,895,871	(6,871,446)	(10,298,816)
Net cash provided by (used in) operating activities from discontinued operations	128,898	615,011	(56,214)
Net cash provided by (used in) operating activities	4,024,769	(6,256,435)	(10,355,030)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plants and equipment	(2,344,667)	(6,723,468)	(234,256)
Purchase of land use right	-	(4,497,426)	(1,538,733)
Purchase of short-term investment	(2,141,144)	-	-
Maturities of short-term investment	-	-	1,525,972
Proceed from short-term investment	-	-	109,817
Purchase of long-term investments	-	(131,321)	(154,886)
Proceed from disposal of property, plants and equipment	-	453,652	-
Loan to related parties	(1,042,024)	(537,866)	(4,730,513)
Collection of loan to related parties	1,042,024	-	534,090
Net cash used in investing activities from continuing operations	(4,485,811)	(11,436,429)	(4,488,509)
Net cash provided by investing activities from discontinued operations	1,135,964	399,175	7,434
Total cash used in investing activities	(3,349,847)	(11,037,254)	(4,481,075)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	294,568	307,352	3,051,944
Repayments of short-term borrowings	(22,985)	(312,305)	(305,194)
Loan from related parties	-	-	504,334
Repayment of interest-free loan to a related party	(4,289,426)	-	-
Interest-free loan to a shareholder	(377,634)	-	-
Collection of loan from a shareholder	391,116	1,821,847	2,992,126
Cash receipts from equity issuance, net of issuance cost	-	20,947,182	8,000,000
Net cash (used in) provided by financing activities from continuing operation	(4,004,361)	22,764,076	14,243,210
Total cash (used in) provided by financing activities	(4,004,361)	22,764,076	14,243,210

Effect of exchange rate changes	36,324	78,968	(883,772)

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,293,115)	5,549,355	(1,476,667)
Cash, cash equivalents and restricted cash, at beginning of fiscal year	3,633,645	340,530	5,889,885
Cash, cash equivalents and restricted cash, at end of fiscal year	$340,530	$5,889,885	$4,413,218

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$322,598	$4,774,531	$4,389,990
Restricted cash	17,932	1,115,354	23,228
Total cash, cash equivalents, and restricted cash	$340,530	$5,889,885	$4,413,218

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$159	$6,523	$6,553
Interest paid	4,702	12,107	398,750

NON-CASH ACTIVITIES:
Purchase price reallocation between property, plant and equipment and land use right	-	-	2,767,138

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, and electric bicycles (“e-bicycle”) in PRC. The consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation / acquisition	Place of incorporation	Percentage of effective ownership	Principal
Wholly owned subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	HK	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	Investment holding company
Jiangsu Langyi Import and Export Trading Co., Ltd. (“Langyi Trading”)	December 7, 2021	PRC	100%	Import and export trade of e-motor bicycles
Changzhou EZGO Enterprise Management Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., Wholly Foreign-owned Enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100%	Distribution and trade of batteries packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of batteries packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles
Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”)	June 28, 2021	PRC	100%	Production and sales of e-bicycles

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Changzhou EZGO is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO primarily conducts its business in China through Jiangsu EZGO and its subsidiaries, based on a series of contractual arrangements. These contractual arrangements will expire on November 8, 2039. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and that enables it to receive substantially all the economic benefits from their operations.

Each VIE Agreements is described in below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and each equity holder of Jiangsu EZGO, each equity holder irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu EZGO, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu EZGO and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each equity holder\ of Jiangsu EZGO irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules, and regulations, all of the equity interest and assets in Jiangsu EZGO from each equity holder. The equity holders of Jiangsu EZGO agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu EZGO, Jiangsu EZGO agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by WFOE from time to time as necessary. Jiangsu EZGO shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for 20 years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu EZGO may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO pledged the 100% equity interests in Jiangsu EZGO to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and Exclusive Management Consulting and Technical Service Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration for Market Regulation (“SAMR”) in accordance with the PRC Property Rights Law.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu EZGO with loans of different amounts with interest of 24% according to Jiangsu EZGO’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu EZGO shall not repay in advance without the written consent of WFOE while in case of certain circumstances, Jiangsu EZGO must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu EZGO each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu EZGO held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Risks in relation to the VIE structure

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect VIE structure and business operation.

EZGO believes the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

As of September 30, 2021 and 2022, there was no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net assets of the VIE was $12,508,001 and $8,558,672 as of September 30, 2021 and 2022, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The following financial information of the VIE and the wholly owned subsidiaries of VIE were included in the accompanying CFS as of September 30, 2021 and 2022 and for the fiscal years ended September 30, 2020, 2021 and 2022:

	As of September 30,
	2021	2022
Cash	$4,508,752	$1,345,283
Restricted cash	15,354	23,228
Amount due from non-VIE	1,914,828	7,590,655
Amount due from EZGO	316,524	417,138
Current assets of discontinued operation	91,997	-
Other	17,032,589	8,057,829
Total current assets	23,880,044	17,434,133
Non-current assets	14,332,061	13,893,470
Total assets	$38,212,105	$31,327,603

Amount due to non-VIE	$13,323,711	$12,374,640
Amount due to EZGO	3,017,337	3,007,811
Current liabilities of discontinued operation	809,221	703,668
Other	8,553,835	6,682,812
Total current liability	25,704,104	22,768,931
Total liabilities	$25,704,104	$22,768,931

	Years Ended September 30,
	2020	2021	2022
Revenues	$15,243,282	$19,628,860	$12,805,906
Income (loss) from operations	71,966	(3,497,613)	(4,273,622)
Other income (loss), net	378,395	(75,873)	(931,538)
Net income (loss) from continuing operations	334,298	(2,677,940)	(5,781,106)
Loss from discontinued operation, net of tax	(57,376)	(36,404)	(81,605)
Net income (loss)	276,922	(2,714,344)	(5,862,713)
Net income (loss) attributable to EZGO’s shareholders	$147,174	$(2,279,373)	$(4,857,681)

Net cash provided by (used in) operating activities	$4,024,769	$(1,101,659)	$(49,082)
Net cash used in investing activities	(3,349,847)	(12,952,082)	(8,618,188)
Net cash (used in) provided by financing activities	(4,004,361)	18,157,942	6,578,924

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The CFS include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary.

(b)	Consolidation

The CFS include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries have been eliminated upon consolidation.

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

(c)	Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property, plants and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(d)	Reclassifications

Subscription receivable and additional paid-in capital in Consolidated Balance Sheet as of fiscal 2021, have been reclassified for comparative purposes to conform with current year’s presentation. The reclassifications had no impact on the Company’s net income, shareholders’ equity, or cash flows as previously reported.

(e)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2021 and 2022. The results of operations of discontinued operation for the years ended September 30, 2020, 2021 and 2022 were reflected separately in the Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2020, 2021 and 2022 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value (“FV”), establishes a framework for measuring FV and expands financial statement disclosure requirements for FV measurements. ASC Topic 820 defines FV as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

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

Level 3 inputs to the valuation methodology are unobservable and significant to the FV. The carrying amounts of the Company’s financial instruments approximate their FVs because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, amount due from related parties, amount due to related parties, short-term borrowings and accounts payable.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(h)	Restricted cash

Restricted cash is bank deposits with designated use, which cannot be withdrawn without certain approval or notice. As of September 30, 2021 and 2022, the Company had restricted bank deposits of $1,115,354 and $23,228 respectively. The balances as of September 30, 2021 mainly were the restricted deposits in the escrow account set up by the Company with a third-party escrow agent in the United States. The Company funded such account with the public offering on the Nasdaq Capital Market (“Nasdaq”) that may be utilized to fund any bona fide indemnification claims. All fund cannot be withdrawn or used until the applicable period expires. The restricted deposits in the escrow account were released during the year ended September 30, 2022.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Short-term investments

Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at FV and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized. The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s FV, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration, and the extent to which the FV of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Operations. For the years ended September 30, 2020, 2021 and 2022, the Company did not record any OTTI.

(j)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the years ended September 30, 2020, 2021 and 2022, the Company recorded bad debt expense $20,790, nil and $1,036,654 from continuing operations and nil, $11,438 and $79,877 from discontinued operation, respectively.

(k)	Inventories, net

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

(l)	Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2020, 2021 and 2022, the Company provided bad debt expense of nil, nil and $57,637 from continuing operations and nil, nil and $1,166 from discontinued operation respectively, against advance to suppliers.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Property, plant and equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Building	20 years
Equipment for rental business	2.5-5 years
Production line for e-bicycles	5-10 years
Furniture, fixtures and office equipment	3-5 years
Vehicles	4-10 years
Leasehold improvements	5 years

(n)	Land use right

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 36.5 years and expires on December 4, 2057.

(o)	Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2020, 2021 and 2022.

(p)	Long term investment

Equity investments without readily determinable FVs are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in accordance with ASC topic 321, Investments – Equity Securities.

(q)	Value added tax

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Revenue recognition

The Company follows ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cells, battery packs and e-bicycles

The Company sells products to different customers, primarily sales of self-manufactured battery cells (see Note 13 Discontinued Operation), self-assembled battery packs and e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at when the Company satisfies the performance obligation by transferring the promised product to a customer upon acceptance by customers.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as “advances from customers”.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Revenue recognition (continued)

Revenues from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease agent and its own application named Yidianxing are revenues from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Operations for the years ended September 30, 2020, 2021 and 2022 (see Note 13). The disaggregation of the Company’s revenues from continuing operations for the years ended September 30, 2020, 2021 and 2022 were presented in Note 14.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2021 and 2022.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(s)	Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(t)	Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Company has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Company has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,500). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation for tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(v)	Foreign currency translation

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

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2021 and 2022 were translated at RMB6.4434 to $1.00 and at RMB7.1135 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Cash Flows for the fiscal years ended September 30, 2020, 2021 and 2022 were RMB7.0056 to $1.00, RMB6.5072 to $1.00 and RMB6.5532 to $1.00, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Segment reporting

The Company organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company determined it has in two operating segments: (1) Battery cells and packs, and (2) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(x)	Net income (loss) per ordinary share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is antidilutive.

(y)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive (income) loss consist of foreign currency translation adjustments and unrealized gain on available for sale short term investments.

(z)	Commitments and contingencies

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 on October 1, 2022 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company is in the process of evaluating the effect of the adoption of this ASU. Based on the portfolio of leases as of September 30, 2022, a right-of-use asset of approximately $224,167 and a lease liability of approximately $221,688 were recognized on the Company’s consolidated balance sheet upon its adoption date of October 1, 2022, primarily relating to the rental of office space, production space and storage space. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

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

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	ACCOUNTS RECEIVABLES, NET

As of September 30, 2021 and 2022, accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2021	2022
Accounts receivable	$6,881,763	$8,601,585
Less: allowance for doubtful accounts	(34,155)	(1,059,523)
Accounts receivable, net	$6,847,608	$7,542,062

	As of September 30,
	2021	2022
Balance at beginning of year	$21,451	$34,155
Current period addition	11,438	1,117,156
Reversal	-	(625)
Foreign currency translation adjustment	1,266	(91,163)
Balance at the end of year	$34,155	$1,059,523

For the years ended September 30, 2020, 2021 and 2022, the Company recorded bad debt expense $20,790, nil and $1,036,654 from continuing operations and nil, $11,438 and $79,877 from discontinued operation.

4.	INVESTMENTS

As of September 30, 2021 and 2022, investments consisted of the following:

	As of September 30,
	2021	2022
Short-term investments:
Wealth management product (1)	$1,611,015	$-
Convertible debt instrument (2)	775,988	702,889
Total short-term investments	2,387,003	702,889
Long-term investments	132,621	2,101,519
Total investments	$2,519,624	$2,804,408

(1)	Wealth management product is a deposit in a financial institution with a variable interest rate and not-guaranteed principal. The wealth management product was bought on September 24, 2020, and carried at FV. It had duration of 1.5 years, during which the Company could redeem the wealth management product at its discretion. On March 31, 2022, the deposits are redeemed. For the years ended September 30, 2020, 2021 and 2022, there were nil, nil and $109,817 interest income recognized in earnings.

(2)	Convertible debt instrument was issued by a private company and redeemable at the Company’s option. The convertible debt instrument is due on June 12, 2023, has interest of 6% and carried at FV. For the years ended September 30, 2020, 2021 and 2022, there were nil, $43,493 and $43,188 interest income recognized in earnings and no unrealized gain or loss from the changes in FVs recognized in accumulated other comprehensive income (loss).

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5.	INVENTORIES, NET

As of September 30, 2021 and 2022, inventories and reserve of inventories consisted of the following:

	As of September 30,
	2021	2022
Finished goods (1)	$635,851	$425,721
Raw materials (2)	352,539	151,379
Other	52,054	-
Inventory valuation allowance	(116,102)	(196,151)
Inventories, net	$924,342	$380,949

(1)	Finished goods includes battery packs and e-bicycles.
(2)	Raw materials mainly include battery cells purchased by the Company for battery packs assembling and e-bicycles production.

	As of September 30,
	2021	2022
Balance at beginning of year	$-	$116,102
Current period addition	114,964	176,938
Reduction	-	(8,921)
Foreign currency translation adjustment	1,138	(87,968)
Balance at the end of year	$116,102	$196,151

6.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2021 and 2022, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2021	2022
Prepayment for purchase of e-bicycles materials (1)	$4,094,894	$3,576,449
Prepayment for purchase of battery packs (2)	2,953,616	6,846,200
Other	444,444	240,709
	7,492,954	10,663,358
Less: allowance for doubtful accounts	(88,416)	(134,214)
Advances to suppliers, net	$7,404,538	$10,529,144

(1)	Prepayment for purchase of e-bicycles materials is for the production of e-bicycle, among which the prepayment of top 2 suppliers is $2,528,573 as of September 30, 2022.
(2)	Prepayment for purchase of battery packs is for the production of battery packs, among which the prepayment of top 3 suppliers is $4,171,941 as of September 30, 2022.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2021 and 2022, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2021	2022
Prepaid construction fee	$384,425	$-
Prepaid rental fee	74,288	57,214
Prepaid professional service fee	-	42,173
Prepaid exhibition fee	80,796	7,169
Other	70,093	60,544
	609,602	167,100
Less: allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$609,602	$167,100

The Company recorded allowance for doubtful accounts of $$14,533, $nil and $nil for the years ended September 30, 2020, 2021 and 2022, respectively.

8.	PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2021 and 2022, property, plant and equipment, net consisted of the following:

	As of September 30,
	2021	2022
Building	$6,020,735	$2,676,037
Equipment for rental business	1,401,580	1,457,548
Production line for e-bicycles	1,267,954	469,002
Leasehold improvements	541,096	490,124
Furniture, fixtures and office equipment	127,957	118,716
Vehicles	120,879	109,492
Construction in progress	-	64,064
Property, plant and equipment	9,480,201	5,384,983
Less: accumulated depreciation	(733,815)	(1,278,427)
Property, plant and equipment, net	$8,746,386	$4,106,511

For the years ended September 30, 2020, 2021 and 2022, depreciation expense was $85,680, $439,044 and $824,664 , respectively.

For the years ended September 30, 2020, 2021 and 2022, the Company disposed of property, plants and equipment, with proceeds of nil, $453,652 and $7,434.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	LAND USE RIGHT

On March 12, 2021, Jiangsu EZGO entered into an Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which Jiangsu EZGO agreed to purchase certain land and plant of Tianjin Jiahao for the Company’s future production and business development.

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

On June 28, 2021, Jiangsu EZGO completed the asset acquisition of Tianjin Jiahao for approximately $10.16 million, and Tianjin Jiahao became Jiangsu EZGO’s wholly-owned subsidiary. For the most recent five years, Tianjin Jiahao did not have employee or generate any revenue; and the assets of Tianjin Jiahao only consisted of buildings and land-used right, thus, according to ASC 805-10-55-3A&4, Tianjin Jiahao was not a business. The acquisition of Tianjin Jianhao was accounted for as asset acquisition. The purchase price was allocated to the buildings and land use right based on their respective estimated FV. The land use right is in Tianjin city, Hebei province. In January 2022, the original value was $2.8 million of the buildings was re-allocated to land use right according to a formal valuation report issued by the independent third-party valuation specialist. The remaining land use right has a term of 36.5 years and will expire on December 4, 2057. For the years ended September 30, 2020, 2021 and 2022, the Company recognized amortization expense of nil, $30,804 and $184,930

The following table presents future amortization as of September 30, 2022:

Years Ended September 30,	Amount
2023	$204,646
2024	204,646
2025	204,646
2026	204,646
2027 and thereafter	5,864,113
$6,682,696

10.	OTHER NON-CURRENT ASSETS

	As of September 30,
	2021	2022
Prepaid expenses for land use right (1)	-	1,140,595
Prepaid construction fee (2)	-	276,939
Other non-current assets	$-	$1,417,534

(1)	The balance represented the prepayment to the Bureau of Finance in Wujin Technology Industrial District for the purchase of land use right for constructing headquarter buildings in Changzhou.
(2)	The balance represented prepaid construction fee for plant maintenance and renovation.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2021 and 2022, accrued expenses and other payables consisted of the following:

	As of September 30,
	2021	2022
Other taxes payable (1)	$6,559,454	$6,916,501
Payroll payable	292,126	392,192
Other	291,050	519,170
Accrued expenses and other payable	$7,142,630	$7,827,863

(1)	The balance mainly represented the VAT payable of $5,875,913 and $6,218,723 as of September 30, 2021 and 2022, respectively.

12.	SHORT-TERM BORROWINGS

As of September 30, 2021 and 2022, the borrowings consisted of the following:

	As of September 30,
	2021	2022
Short-term borrowings	$310,395	$2,811,555

On August 11, 2020, Yizhiying entered into a non-revolving loan facility of RMB2,000,000 ($294,568) with Bank of Jiangsu with annual interest of 4.35% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer and a significant shareholder of the Company.

On August 30, 2022, Yizhiying entered into a new non-revolving loan facility of RMB2,000,000 ($281,155) with the same contract term of the expired loan facility.

On January 25, 2022 Tianjin Jiahao entered into a non-revolving loan facility of RMB18,000,000 ($2,530,400) with Tianjin Rural Commercial Bank with interest of 3.7% and a term of 12 months.

For the years ended September 30, 2020, 2021 and 2022, the Company recorded interest expense of $21,686, $12,107 and $105,430 respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended September 30, 2020, 2021 and 2022:

Name		Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Dilang
(c)	Huajian Xu	A shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(e)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(j)	Beijing Weiqi Technology Co., Ltd.	Wholly owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang
(k)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% share holding
(l)	Nanjing Mingfeng Technology Co.,Ltd.	Equity investments with 30% share holding
(m)	Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments with 25% share holding
(n)	Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% share holding

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amount due from related parties

	As of September 30,
	2021	2022
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)(1)&(2)	$-	$3,829,335
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(1)	1,771,585	3,445,715
Shenzhen Star Cycling Network Technology Co., Ltd. (k)(1)	310,395	1,072,945
Jiangsu Youdi Technology Co., Ltd. (n)(1)&(2)	-	372,733
Jiangsu Xinzhongtian Suye Co., Ltd. (h)(1)	678,600	452,048
Shuang Wu (d)(3)	163,448	214,441
Beijing Weiqi Technology Co., Ltd. (j)(2)	32,830	26,715
Jianhui Ye (f)(3)	2,010	4,742
Huajian Xu (c)(3)	265,357	-
Nanjing Mingfeng Technology Co.,Ltd. (l)(2)	228,774	-
Huiyan Xie (b)(3)	71,636	-
Amount due from related parties - current	$3,524,635	$9,418,674

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(5)	310,395	-
Amount due from related parties - non-current	$310,395	$-

As of September 30, 2021 and 2022, amount due from related parties, consisted of the following:

(1)	The balance mainly is prepayments for purchasing e-bicycle gears and e-bicycles.
(2)	The balance mainly is loans with annual interest as stated in contracts to associates.
(3)	The balances mainly is advances made to the managements for the Company’s daily operational purposes.
(4)	The balance represented the receivable generated from the sales of e-bicycles.
(5)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amount due to related parties

As of September 30, 2021 and 2022, amount due to related parties, consisted of the following:

	As of September 30,
	2021	2022
Huiyan Xie (b)(1)	$-	$477,335
Yan Fang €(1)	70,840	30,672
Nanjing Mingfeng Technology Co.,Ltd. (l)(2)	-	82,717
Shenzhen Star Asset Management Co., Ltd. (k)(2)	1,009	914
Amount due to related parties	$71,849	$591,638

(1)	The balances mainly represented the expenses paid on behalf of the Company for daily operation.
(2)	The balances represented the payable for purchasing e-bicycles.

Related party transactions

For the years ended September 30, 2020, 2021 and 2022, the Company had the following material related party transactions:

		Years Ended September 30,
Related Parties	Nature	2020	2021	2022
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Purchase of e-bicycles from a related party	$(4,538,100)	$(6,048,053)	$(4,029,157)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Interest-free loan to a related party	856,458	-	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Collection of loan to a related party	(856,458)	-	-
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Purchase of e-bicycles, gears and parts from a related party	(851,606)	(915,213)	(1,188,752)
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Rental fee and utility fee	(63,378)	(146,607)	-
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Interest-free loan to a related party	185,566	-	-
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Collection of loan to a related party	(186,993)	-	-
Shenzhen Star Cycling Network Technology Co., Ltd. (k)	Loan to a related party	-	310,395	915,583
Nanjing Mingfeng Technology Co.,Ltd. (l)	Loan to a related party	-	228,774	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Interest-free loan to a related party for its daily operational purposes		-	305,194
Nanjing Mingfeng Technology Co.,Ltd. (l)	Repayment of interest-free loan to a related party	-	-	(534,090)
Henglong Chen (a)	Interest-free loan to a shareholder*	377,634	-	-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

		Years Ended September 30,
Related Parties	Nature	2020	2021	2022
Henglong Chen (a)	Collection of loan from a shareholder*	(391,116)	(1,821,847)	(2,992,126)
Beijing Weiqi Technology Co., Ltd. (j)	Sales of e-bicycles to a related party	107,314	12,341	-
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Purchase of battery pack from a related party	-	-	(1,498,964)
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Loan to a related party	-	-	3,051,944
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Long-term investment in a related party	-	-	(1,525,972)
Huiyan Xie (b)	Loan from a related party	-	-	504,334
Huiyan Xie (b)	Repayment of interest-free loan to a related party	-	-	(70,198)
Jianhui Ye (f)	Loan from a related party	-	-	127,720
Jianhui Ye (f)	Repayment of interest-free loan to a related party	4,289,426	-	(132,115)
Fang Y€(e)	Repayment of interest-free loan to a related party	-	-	(45,427)
Jiangsu You Technology Co., Ltd. (n)	Interest-free loan to a related party for its daily operational purposes	-	-	296,200
Jiangsu You Technology Co., Ltd. (n)	Loan to a related party	-	-	457,792

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity, see Note 15 (d). The loans made to Henglong Chen which were for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings. $3,053,388 of the loans were collected before September 30, 2022.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	DISCONTINUED OPERATION

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

The assets and liabilities of the discontinued operations, which are included in “Current assets of discontinued operation” and “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,
	2021	2022
Assets of discontinued operation
Accounts receivable	$82,790	$-
Advance to suppliers	1,135	-
Other receivable and prepaid expense	8,072	-
Total current assets	91,997	-
Property and equipment, net	46,381	-
Total assets	$138,378	$-

Liabilities of discontinued operation
Accounts payable	$293,073	$207,206
Advance from customers	35,971	-
Other payable	664	62,119
Income tax payable	479,513	434,343
Total current liabilities	809,221	703,668
Total liabilities	$809,221	$703,668

The following are revenues and income (loss) from discontinued operation:

	Years Ended September 30,
	2020	2021	2022
Net revenues	$1,595,227	$342,636	$1,335
Cost of revenues	(1,348,578)	(292,266)	(1,795)
Loss from discontinued operation before income tax	(76,291)	(26,272)	(81,605)
Income tax benefit (expense)	18,915	(10,132)	-
Loss from discontinued operation, net of income tax	$(57,376)	$(36,404)	$(81,605)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2021 and 2022. Therefore, no Hong Kong profit tax has been provided for fiscal the years ended September 30, 2020, 2021 and 2022.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. The components of the income tax expense (benefit) from continuing operations are:

The components of the income tax expense (benefit) from continuing operations are:

	Years Ended September 30,
	2020	2021	2022
Current	$160,540	$68,650	$658
Deferred	(44,477)	(488,055)	526,461
Total income tax expense (benefit)	$116,063	$(419,405)	$527,119

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	Years Ended September 30,
	2020	2021	2022
Net income (loss) before provision for income taxes	$450,361	$(3,796,645)	$(6,860,106)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	112,590	(949,161)	(1,715,027)

Expenses not deductible for tax purpose and non-taxable income	3,492	6,856	53,798
Effect of income tax rate differences in jurisdictions other than the PRC	-	123,889	362,253
Effect on valuation allowance	(19)	399,011	1,826,095
Income tax expense (benefit)	$116,063	$(419,405)	$527,119

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	INCOME TAXES (continued)

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

As of September 30, 2021 and 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the years ended September 30, 2020, 2021 and 2022, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporate in BVI and is not subject to income or capital gains taxes. The effective tax rates are 26%, 11% and -8%for the years ended September 30, 2020, 2021 and 2022 respectively.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2021 and 2022 was as follows:

	As of September 30,
	2021	2022
Deferred tax assets:
Tax loss carry forwards	$951,323	$1,799,474
Bad debt allowance	236	207,650
Reserve of inventory	26,757	62,932
Advertising expense	23,995	147,968
Less: valuation allowance	(416,883)	(2,172,738)
Deferred tax assets, net	$585,428	$45,286

The movement of valuation allowance for deferred tax assets is as follows:

	Years Ended September 30,
	2020	2021	2022
Balance as of October 1,	$11,138	$11,585	$416,883
Current year addition	(19)	399,011	1,826,095
Exchange rate effect	466	6,287	(70,240)
Balance as of September 30,	$11,585	$416,883	$2,172,738

As of September 30, 2022, the net operating loss carried forward was $7,197,896 , $169,487, $237,905 and $3,397,900 of which expires in 2024, 2025 and 2026, respectively and the remaining $3,392,604 expires in 2027. For the fiscal years ended September 30, 2021 and 2022, the Company accrued valuation allowance for deferred tax assets of $399,011 and $1,826,095, respectively, and reduced valuation allowance for deferred tax assets of $19 for the fiscal years ended September 30, 2020 based upon a review of four sources of income identified within ASC Topic 740. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	INCOME TAXES (continued)

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2020, 2021 and 2022. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017 to 2022 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

16.	SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the board of directors of EZGO approved the EZGO 2022 Plan. On August 8, 2022, 1,000,000 restricted shares with service condition were granted to management and external consultants under the EZGO 2022 plan, out of which, 520,000 restricted shares vested immediately on the date of grant. 330,000 restricted shares shall vest evenly by month between the grant date and the 1st anniversary of grant date, and 150,000 restricted shares shall vest evenly by month between the grant date and the 2nd anniversary of grant date.

The estimated FV of restricted shares granted under the EZGO 2022 plan were the closing price on the grant date of the Company’s ordinary shares traded in the Stock Exchange.

A summary of activities of the restricted shares for the year ended September 30, 2022 is as follow:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share on the grant dates
Outstanding as of September 30, 2021	-	$-
Granted	1,000,000	0.75
Vested	587,500	0.75
Forfeited	-	-
Unvested as of September 30, 2022	412,500	$0.75

As of September 30, 2022, there was approximately $309,375 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.33 years. The total FV of shares vested during the years ended September 30, 2020, 2021 and 2022 were nil, nil and $440,625

Total share-based compensation expense of share-based awards granted to management and external consultants for the year ended September 30, 2022 was $440,625.

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

On September 8, 2020, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. The Company also registered an additional authorized number of ordinary shares of 50,000,000 of par value of $0.001 per share and preferred shares of 10,000 of no par value. Then the shareholders surrendered a pro-rata number of ordinary shares of 42,200,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 7,800,000 of par value of $0.001 per share.

On January 28, 2021, the Company closed its initial public offering (“IPO”). 3,038,500 ordinary shares, par value $0.001 per share, at $4 per share for a total of $12,154,000 in gross proceeds. The Company raised total net proceeds of $10,845,638 after deducting underwriting discounts, commotions, and offering expenses.

On June 1, 2021, the Company, closed its registered direct public offering of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share, at $4.68 per Unit for a total $12,000,000 in gross proceeds. The Company raised total net proceeds of $10,881,576 after deducting underwriting discounts, commotions, and offering expenses.

On July 21, 2022, the Company entered into a securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company sold 10,000,000 ordinary shares, (the “Shares”) par value $0.001 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). The gross proceeds to the Company from the Offering were $8,000,000.

On August 8, 2022, the Company issued 1,000,000 restricted shares for share-based compensation, out of which, 587,500 restricted shares are outstanding and transferred to employees for the vested restricted shares as of September 30, 2022.

(b)	Statutory reserve and restricted net assets

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $28,064,866 and $28,378,076 as of September 30, 2021 and 2022, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17.	EQUITY (continued)

(c)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2021 and 2022 included the loans to Mr. Henglong Chen, a significant shareholder and former Chairman of Board of the Company, amounted to $3,152,179, and $98,791, respectively.

(d)	Warrant

In January 2021, the warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at $4.40 per share. The warrant shares can be purchased in cash or via the cashless exercise option. As the share price on the exercise date was higher than the exercise price of $4.40, the Company issued 224,289 ordinary shares to warrant holders for free.

In June 2021, warrant shares were granted to investors in the Company’s public offering to purchase 1,794,871 ordinary shares at $4.68 per share. Warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at $5.85 per share. Both the warrant shares granted to both investors and FT Global Capital, Inc. can be purchased in cash or via cashless exercise option, and are exercisable before June 1, 2023.

As of September 30, 2022, the warrant shares granted to investors and FT Global Capital, Inc. have not been exercised.

Following table summarizes the warrant activities for the fiscal years ended September 30, 2021 and 2022.

	Ordinary shares number Outstanding	Weighted Average Exercise Price	Contractual Life in Year	Intrinsic Value
Warrants outstanding as of September 30, 2020	-	-	-	-
Warrants Exercisable as of September 30, 2020	-	-	-	-
Warrants granted	2,316,669	4.75	2.39	-
Warrants exercises	(303,850)	4.40	-	-
Warrants expired	-	-	-	-
Warrants Outstanding as of September30, 2021	2,012,819	4.81	1.67	-
Warrants Exercisable as of September 30, 2021	2,012,819	4.81	1.67	-

	Ordinary shares number Outstanding	Weighted Average Exercise Price	Contractual Life in Year	Intrinsic Value
Warrants outstanding as of September 30, 2021	2,012,819	4.81	1.67	-
Warrants Exercisable as of September 30, 2021	2,012,819	4.81	1.67	-
Warrants granted	-	-	-	-
Warrants exercises	-	-	-	-
Warrants expired	-	-	-	-
Warrants Outstanding as of September30, 2022	2,012,819	4.81	0.67	-
Warrants Exercisable as of September 30, 2022	2,012,819	4.81	0.67	-

(e)	Non-controlling interests

As of September 30, 2022, the Company’s non-controlling interests was a 19.13% equity interest of Hengmao, 20% equity interest of Dilang, which was established on July 2, 2019, and 49% equity interest of Cenbird E- Motorcycle, which was acquired on September 10, 2019.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Company currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”), and one guarantee dispute with Zhengyu Wang.

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805 (approximately $139,000) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805 (approximately $139,000) and accrued interests. The Company accrued the repayment amount and interest as of September 30, 2022.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $156,000) and seeking for, among others, the payment of the contractual payment. However, the Company plans to defend the case rigorously. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $156,000), accrued interests and attorney’s fees. The Company accrued the repayment amount and interest as of September 30, 2022.

On February 22, 2022, Zhengyu Wang commenced an action against Henglong Chen, Hengwei Chen, Di Wu and Hengmao Power Battery in Lishui Intermediate People’s Court alleging that Henglong Chen, Hengwei Chen, Di Wu shall be liable for repaying, among others, the principals of RMB6,500,000 (approximately $958,750), and Hengmao Power Battery, as the guarantor, shall be jointly and severally liable for the repayment. The case is currently in the procedure of the first instance and remains pending.

Other than disclosed above, the Company is not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Operating Leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the Consolidated Statements of Operations, $165,891, $281,102 and $187,470 for the years ended September 30, 2020, 2021 and 2022, respectively.

The following table presents future minimum rental payments required under operating leases as of September 30, 2022:

Years Ended September 30,	Amount
2023	$117,176
2024	89,210
2025	48,528
2026	19,411
$274,326

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19.	SEGMENT REPORTING

The Company determined it operates in two segments: (1) Battery cells and packs, and (2) E-bicycle sales segment. The battery cells and packs segment sells battery packs and trades battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers.

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2020, 2021 and 2022:

	Year Ended September 30, 2020
	Battery cells and packs	E-bicycle sales	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$3,148,156	$11,165,290	$14,313,446	$929,836	$15,243,282
Depreciation and amortization	(2,318)	(82,896)	(85,214)	(466)	(85,680)
Segment income (loss) before tax	251,731	169,452	421,183	29,178	450,361
Segment gross profit margin	15.0%	9.0%	11.0%	10.0%	11.0%

	Year Ended September 30, 2021
	Battery cells and packs	E-bicycle sales	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	-4.4%	1.6%

	Year Ended September 30, 2022
	Battery cells and packs	E-bicycle sales	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment income (loss) before tax	(1,538,888)	(3,068,693)	(4,607,581)	(2,252,525)	(6,860,106)
Segment gross profit margin	6.5%	-1.7%	1.8%	-7.6%	1.3%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19.	SEGMENT REPORTING (continued)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2020, 2021 and 2022:

	Years Ended September 30,
	2020	2021	2022
Net revenues
Total revenue from reportable segments	$14,313,446	$22,520,903	$16,395,318
Other revenues	929,836	901,103	993,899
Consolidated net revenues	$15,243,282	$23,422,006	$17,389,217

Income or loss
Total operating income (loss) for reportable segments	$186,758	$(2,040,656)	$(4,789,953)
Other income for reportable segments	234,425	23,043	182,372
Total income (loss) for reportable segments	421,183	(2,017,613)	(4,607,581)

Unallocated amounts:
Other corporate gain (expense)	29,178	(1,779,032)	(2,252,525)
Consolidated income (loss) from continuing operations before income taxes	$450,361	$(3,796,645)	$(6,860,106)

20.	CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2021 and 2022, cash, cash equivalents and restricted cash balances in the PRC are $5,889,885 and $4,413,218 respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,289). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2021 and 2022.

	As of September 30, 2021		As of September 30, 2022
Customers	Amount	% of Total	Amount	% of Total
A	$1,253,742	18%	$1,520,966	20%
B	1,083,605	16%	1,354,509	18%
C	863,626	12%	1,350,323	18%
D	1,289,276	19%	*	*
E	1,102,586	16%	*	*
Total	$5,592,834	81%	$4,225,798	56%

*	The percentage is below 10%.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20.	CONCENTRATIONS (continued)

The following table sets forth information as to each customer that accounted for 10% or more of total accounts payable as of September 30, 2021 and 2022.

	As of September 30, 2021			As of September 30, 2022
Suppliers	Amount		% of Total	Amount	% of Total
A	$	*	*	$191,645	24%
B		*	*	159,767	20%
C		*	*	114,993	15%
Total		$-	-	$466,405	59%

*	The percentage is below 10%.

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the years ended September 30, 2020, 2021, and 2022.

	Year Ended September 30, 2020			Year Ended September 30, 2021			Year Ended September 30, 2022
Customers	Amount		% of Total	Amount		% of Total	Amount	% of Total
F	$	*	*	$	*	*	$2,045,462	12%
A		*	*		2,230,798	10%	*	*
D		*	*		3,062,302	13%	*	*
E		4,065,411	24%		*	*	*	*
Total		$4,065,411	24%		$5,293,100	23%	$2,045,462	12%

*	The percentage is below 10%.

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the years ended September 30, 2020, 2021, and 2022.

	Year Ended September 30, 2020			Year Ended September 30, 2021			Year Ended September 30, 2022
Suppliers	Amount		% of Total	Amount		% of Total	Amount	% of Total
D	$	*	*	$	*	*	$2,188,426	10%
E		*	*		3,485,941	16%	*	*
F		*	*		2,420,798	11%	*	*
G		4,320,110	26%		*	*	*	*
H		2,141,144	13%		*	*	*	*
Total		$6,461,254	39%		$5,906,739	27%	$2,188,426	10%

*	The percentage is below 10%.

21.	SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through January 19, 2023, which was the date of the issuance of the CFS, and determined that no events that would have required adjustment or disclosure in the CFS.