Form 20-F
period 2023-09-30
EZGO Technologies Ltd.
filed 2024-01-26
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 25, 2024 was: 102,165,549 ordinary shares, par value $0.001 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, other than the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company, unless the context otherwise indicates; and “VIE” refers to the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. EZGO conducts operations in China through Changzhou EZGO Enterprise Management Co., Ltd. (“Changzhou EZGO,” or the “WFOE”), the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Shareholders own interests in EZGO, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this annual report. All references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States of America (the “United States”). This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2023, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB7.2960 to $1.00.

Investing in EZGO’s securities is highly speculative and involves a significant degree of risk. EZGO is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, EZGO conducts the majority of its operations through contractual arrangements with its operating entities established in the PRC, primarily the VIE, in which EZGO does not hold any equity interest, and the VIE’s subsidiaries based in the PRC, with substantially all of their operations and assets in China. This variable interest entity structure involves unique risks to EZGO’s shareholders. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide EZGO’s shareholders with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. generally accepted accounting principles (“U.S. GAAP”). We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s shareholders own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, our shareholders do not own an equity interest in the VIE or its subsidiaries but instead own equity interests in EZGO, the BVI holding company.

EZGO’s shareholders may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in EZGO’s operations primarily through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities to significantly decline or become worthless. For a description of our corporate structure and contractual arrangements with the VIE, see “Item 4C. Organizational Structure” in this annual report. See also “Item 3. Key Information— D. Risk Factors— Risks Related to Our Corporate Structure” beginning on page 21 for certain risks related to the contractual arrangements with the VIE.

In addition, as EZGO conducts substantially all of its operations in China through the WFOE, the VIE and its subsidiaries in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in EZGO’s operations and/or the value of the EZGO’s securities or could significantly limit or completely hinder EZGO’s ability to offer or continue to offer EZGO’s securities to investors and cause the value of EZGO’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view that as of the date of this annual report, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China do not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this annual report, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business and results of operations. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China” beginning on page 21 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of EZGO’s securities.

As a holding company, EZGO relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their respective distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to EZGO. To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our PRC subsidiaries have ever issued any dividends or distributions to EZGO or its shareholders outside of China. Furthermore, as of the date of this annual report, neither EZGO nor any of its subsidiaries had ever paid dividends or made distributions to U.S. shareholders. EZGO is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on EZGO’s ability to make capital contributions to its PRC subsidiaries. However, our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount as recorded in the Foreign Investment Comprehensive Management Information System and their respective registered capital or 2.5 times of their net worth. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by EZGO to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. EZGO intends to retain most, if not all, of its available funds and any future earnings for the development and growth of its business in China. EZGO does not expect to pay dividends or distribute earnings in the foreseeable future. EZGO intends to settle amounts owed under the contractual arrangements with the VIE.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO’s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, State Administration of Market Regulation (“SAMR”, formerly known as State Administration for Industry and Commerce, or the “SAIC”), Ministry of Commerce (“MOFCOM”), or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 28, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on pages 29, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 31.

To date, transfers have occurred between EZGO, its subsidiaries, and the VIE. Prior to the completion of EZGO’s initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, EZGO transferred funds through a shareholder loan to its wholly-owned subsidiary, China EZGO Group Ltd. (“EZGO HK”). EZGO HK transferred funds through an increase in the registered capital to its wholly-owned subsidiary, Changzhou EZGO. EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2022, EZGO provided an interest-free loan of US$308,200 to EZGO HK and an interest-free loan of US$8,000,000 to Changzhou EZGO; and EZGO HK injected registered capital of US$313,000 into Changzhou EZGO. Changzhou EZGO provided loans of US$335,714 to the VIE and had US$7,589,951 of payables due to the VIE and its subsidiaries.

For the fiscal year ended September 30, 2023, EZGO provided an additional interest-free loan of US$31,848,983 to Changzhou EZGO, and Changzhou EZGO provided additional interest-free loans of US$8,696,766 to its wholly-owned subsidiaries. As of September 30, 2023, Changzhou EZGO had US$14,092,722 of receivables from its wholly-owned subsidiaries and had US$15,971,124 of payables due to the VIE and VIE’s subsidiaries.

The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,426,535	5%
June 9, 2021	June 8, 2026	2,055,921	5%
September 17, 2021	September 16, 2024	548,246	4%
September 29, 2021	September 28, 2024	2,302,632	4%
October 13, 2021	October 13, 2026	3,426,535	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 21, 2024	301,535	4%
Total		$12,061,404

For details of the transfers between EZGO, its subsidiaries, and the VIE, see “Item 3. Key Information — Transfer of Cash through Our Organization.” For details of VIE’s financial information, see “Item 3. Key Information — VIE Financial Information” for the condensed consolidating schedule and pages F-11 to F-14 of this annual report.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB60,597,599 and cash in USD in the amount of US$8,945,685 as of September 30, 2023. Funds are transferred between EZGO, its subsidiaries and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision) (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to that the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between EZGO, our subsidiaries, and the VIE.

Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in mainland China or Hong Kong from leaving China restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries, and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between EZGO, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China— PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business,” and “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.”

Effect of Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange. The Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which was enacted on December 29, 2022, amended the HFCA Act and requires the Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Due to a position taken by the CSRC, the PCAOB is prevented from fully inspecting auditing records and evaluating quality control procedures of the auditors based in China. As a result, EZGO’s shareholders may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors in China could make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential shareholders of EZGO to lose confidence in our reported financial information and the quality of our financial statements.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditors, Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP (“MarcumAsia”) and Briggs & Veselka Co., LLP (“Briggs & Veselka”), or our current auditor, Wei, Wei & Co., LLP (“Wei Wei”). On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Our current auditor, Wei Wei, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, EZGO’s shareholders may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

For details on the effects of HFCA Act on us, see “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our EZGO’s shareholders with the benefits of such inspections. Furthermore, the AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 38.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly-owned subsidiary, EZGO HK, formerly known as Hong Kong JKC Group Co., Limited, was incorporated in Hong Kong on February 13, 2019. EZGO HK holds all of the capital stock of Changzhou EZGO, formerly known as Changzhou Jiekai New Energy Technology Company, which was incorporated in China on June 12, 2019, and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. Changzhou EZGO has obtained the contractual rights to determine the most significant economic activities of the VIE and also receives the majority of the economic benefits of the VIE, through a series of contractual arrangements (the “VIE Agreements”). See “– Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily through the VIE and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), and Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”) since EZGO, through contractual arrangements with the VIE, obtained the rights to determine the most significant economic activities and also receives the majority of the economic benefits of the VIE beginning in November 2019.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s shareholders own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, EZGO’s shareholders do not own an equity interest in the VIE or its subsidiaries but instead own an equity interest in EZGO, the BVI holding company.

The diagram below shows our corporate structure as of the date of this annual report, including the VIE and its subsidiaries. However, shareholders are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. EZGO conducts operations in China primarily through the VIE and its subsidiaries in China, and EZGO does not conduct any business on its own. The VIE structure is used to provide EZGO’s shareholders with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s shareholders own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Shareholders own an interest in EZGO, the BVI holding company.

Jianhui Ye
100%
WXYZ GROUP LTD
Jianhui Ye
Peiyao Jin
Other holders, each hold less than 5% individual
Public holders
2.97%
3.61%
0.33%
1.34%
91.75%
EZGO TECHNOLOGIES LTD (INCORPORATED IN BVI)
100%
CHINA EZGO GROUP LTD (INCORPORATED IN HONG KONG )
100%
100%
Off Shore
On Shore
CHANGZHOU EZGO ENTERPRISE MANAGEMENT CO LTD (INCORPORATED IN CHINA )
CHANGZHOU LANGYI ELECTRONIC TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
JIANGSU LANGYI IMPORT AND EXPORT TRADING CO LTD (INCORPORATED IN CHINA )
60%
JIANGSU EZGO ENERGY SUPPLY CHAIN TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
JIANGSU EZGO NEW ENERGY TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
CHANGZHOU SIXUN TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
60%
CHANGZHOU HIGGS INTELLIGENT TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
CHANGZHOU Suiyun Technologies Co., Ltd (INCORPORATED IN CHINA )
100%
SICHUAN EZGO ENERGY TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
TIANJIN EZGO ELECTRIC TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
100%
CHANGZHOU YOUDI ELECTRIC BICYCLE CO LTD (INCORPORATED IN CHINA )
VIE
Jianhui Ye
Henglong Chen
Ting Yao
Huajian Xu
Peiyao Jin
Wenbin Hu
Lina Zhong
Xiaoai Lu
Yihan Liu
Yanhong Xie
Yanwen Chen
Xinyu Xingcaitong Growth 1 Investment Management Co., Ltd
Xinyu Xingcaitong Growth 2 Investment Management Co., Ltd
28.73%
15.92%
6.7%
5.99%
5.06%
4.8%
4.5%
4.18%
3.99%
1.81%
1.49%
6.88%
9.94%
Zhenjiang Dahang Investment LLP
Jiangsu Boyang Investment Management Co., Ltd
14.35%
4.78%
JIANGSU EZGO ELECTRONIC TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
80.87%
100%
51%
Changzhou Hengmao Power Battery Technology Co., Ltd (INCORPORATED IN CHINA )
Changzhou Yizhiying IoT Technologies Co., Ltd (INCORPORATED IN CHINA )
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd (INCORPORATED IN CHINA )
49%
Yan Fang

Contractual Arrangements with the VIE and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. Changzhou EZGO, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in EZGO’s operations primarily through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Changzhou EZGO with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on EZGO’s operations primarily through the VIE and its subsidiaries in China and result in the value of its securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” on page 21.

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

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among Changzhou EZGO, the VIE and the equity holders of the VIE (the “VIE Equity Pledge Agreement”), the equity holders of the VIE have pledged 100% of their equity interests in the VIE to Changzhou EZGO to guarantee performance of all obligations under the VIE Exclusive Management Agreement, the VIE Loan Agreement (defined hereafter), the VIE Exclusive Call Option Agreement (defined hereafter) and the VIE Proxy Agreement (defined hereafter). If any event of default as provided for therein occurs, Changzhou EZGO, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, Changzhou EZGO, the VIE and all its equity holders completed the registration of the equity pledge with the relevant office of SAMR in accordance with the PRC Property Rights Law.

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

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on EZGO’s business primarily through the VIE and its subsidiaries in China and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” on page 21.

Based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen):

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended September 30, 2021, 2022 and 2023, and selected balance sheet information as of September 30, 2021, 2022 and 2023 showing financial information for the parent company – EZGO, non-VIE subsidiaries, the WFOE, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 7. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly-owned Hong Kong subsidiary; (ii) Changzhou Langyi Electronic Technology Co., Ltd. a wholly-owned PRC subsidiary; (iii) Jiangsu Langyi Import and Export Trading Co., Ltd.; (iv) Jiangsu EZGO Energy Supply Chain Technology Co., Ltd.; (v) Jiangsu EZGO New Energy Technologies Co., Ltd.; (vi) Sichuan EZGO Energy Technologies Co., Ltd.; (vii) Tianjin EZGO Electric Technologies Co., Ltd.; (viii) Changzhou Youdi Electric Bicycle Co., Ltd.; (ix) Changzhou Sixun Technologies Co., Ltd.; (x) Changzhou Higgs Intelligent Technologies Co., Ltd.; and (xi) Changzhou Zhuyun Technologies Co., Ltd.

●	“WFOE” refers to Changzhou EZGO Enterprise Management Co., Ltd., our wholly-owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd.

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal Year Ended September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$4,792,821	$5,852,450	$6,757,558	$(1,482,170)	$15,920,659
Cost of revenue	-	(4,066,673)	(5,544,860)	(6,651,897)	1,482,170	(14,781,260)
Gross profit	-	726,148	307,590	105,661	-	1,139,399
Operating expenses	(2,252,709)	(1,059,040)	(908,775)	(1,710,953)	-	(5,931,477)
Loss from operations	(2,252,709)	(332,892)	(601,185)	(1,605,292)	-	(4,792,078)
Share of loss from subsidiaries	(206,966)	(205,147)	-	-	412,113	-
Other income (expense), net	(408)	(9,170)	520,098	(2,194,868)	(844,907)	(2,529,255)
Loss before income tax expenses (benefit)	(2,460,083)	(547,209)	(81,087)	(3,800,160)	(432,794)	(7,321,333)
Net loss	(2,460,083)	(523,744)	(42,100)	(3,799,592)	(432,794)	(7,258,313)
Less: net loss attributable to non-controlling interests	-	(153,737)	-	(321,490)	-	(475,227)
Net loss attributable to EZGO’s shareholders	(2,460,083)	(370,007)	(42,100)	(3,478,102)	(432,794)	(6,783,086)

	Fiscal Year Ended September 30, 2022
	Parent		Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations		Consolidated

Revenue	$		$176,027	4,407,284	$12,805,906	$		$17,389,217
Cost of revenue			(170,454)	(4,042,002)	(12,957,722)		-	(17,170,178)
Gross profit			5,573	365,282	(151,816)		-	219,039
Operating expenses		(1,449,339)	(14,993)	(1,095,508)	(4,121,806)		-	(6,681,646)
Loss from operations		(1,449,339)	(9,420)	(730,226)	(4,273,622)		-	(6,462,607)
Share of loss from subsidiaries		(157,105)	(149,440)	-	-		306,545	-
Other income (expense), net		327	(265)	533,977	(931,538)		-	(397,499)
Loss before income tax expenses (benefit)		(1,606,117)	(159,124)	(196,249)	(5,205,160)		306,545	(6,860,106)
Net loss		(1,606,117)	(157,105)	(149,440)	(5,862,713)		306,545	(7,468,830)
Less: net loss attributable to non-controlling interests		-	-	-	(1,005,032)		-	(1,005,032)
Net loss attributable to EZGO’s shareholders		(1,606,117)	(157,105)	(149,440)	(4,857,681)		306,545	(6,463,798)

	Fiscal Year Ended September 30, 2021
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Revenue	$-	$-	3,793,146	$19,628,860	$-	$23,422,006
Cost of revenue	-	-	(3,604,878)	(19,434,650)	-	(23,039,528)
Gross profit	-	-	188,268	194,210	-	382,478
Operating expenses	(495,835)	(1,964)	(70,278)	(3,691,820)	-	(4,259,897)
(Loss) income from operations	(495,835)	(1,964)	117,990	(3,497,610)	-	(3,877,419)
Share of loss from subsidiaries	(203,744)	(205,707)	-	-	409,451	-
Other income (expense), net	279	-	156,368	(75,873)	-	80,774
Loss before income tax expenses (benefit)	(699,300)	(207,671)	274,358	(3,573,483)	409,451	(3,796,645)
Net loss	(699,300)	(203,744)	(205,707)	(2,714,344	409,451	(3,413,644)
Less: net loss attributable to non-controlling interests	-	-	-	(434,971)	-	(434,971)
Net loss attributable to EZGO’s shareholders	(699,300)	(203,744)	(205,707)	(2,279,373)	409,451	(2,978,673)

Consolidated Balance Sheets Information

	As of September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$16,132,200	$-	$-	$-	$(16,132,200)	$-
Prepaid on behalf of VIE	2,940,601	-	-	-	(2,940,601)	-
Amount due from VIE and its subsidiaries	-	12,061,404	-	-	(12,061,404)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from non-VIE subsidiaries	9,574,449	-	102,873,896	15,971,826	(128,420,171)	-
Amount due from WFOE	29,328,300	16,107,637	-	-	(45,435,937)	-
Amount due from EZGO	-	-	-	1,240,629	(1,240,629)	-
Current assets	66,903,734	2,700,294	43,117,422	25,321,902	(85,148,253)	52,895,099
Amount due to VIE and its subsidiaries	(1,240,629)	(15,971,826)	-	-	17,212,455	-
Amount due to WFOE	-	(102,873,896)	-	-	102,873,896	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to non-VIE and its subsidiaries	-	-	(16,107,637)	(12,061,404)	28,169,041	-
Amount due to EZGO	-	(25,706,649)	(29,328,300)	(2,940,601)	57,975,550	-
Working capital	65,723,174	(21,683,899)	(3,549,861)	14,623,762	(13,257,034)	41,856,142
Investment in non-VIE subsidiaries	-	14,237,988	-	-	(14,237,988)	-
Assets	66,903,734	36,087,012	53,581,072	28,372,723	(103,037,022)	81,907,519

	As of September 30, 2022
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$16,161,400	$-	$-	$-	$(16,161,400)	$-
Prepaid on behalf of VIE	3,014,680	-	-	-	(3,014,680)	-
Amount due from VIE and its subsidiaries	-	-	12,370,844	-	(12,370,844)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from non-VIE subsidiaries	-	-	5,971,687	704	(5,972,391)	-
Loan from WFOE	8,000,000	-		7,589,951	(15,589,951)	-
Amount due from EZGO	-	-	-	417,138	(417,138)	-
Current assets	27,278,299	5,789,274	30,210,861	17,434,133	(47,558,531)	33,154,036
Amount due to VIE and its subsidiaries	(417,138)	(704)	(7,589,951)	-	8,007,794	-
Amount due to WFOE	-	(5,971,687)	-	(12,370,844)	18,342,531	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(16,161,400)	(8,000,000)	(3,014,680)	27,176,080	-
Working capital	26,773,478	(16,904,159)	14,651,312	(5,334,798)	-	19,185,833
Investment in non-VIE subsidiaries	-	15,604,043	-	-	(15,604,043)	-
Assets	27,278,299	21,803,156	27,446,730	31,327,603	(93,502,243)	14,353,546

	As of September 30, 2021
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$15,853,200	$-	-	$-	$(15,853,200)	$-
Prepaid on behalf of VIE	3,017,337	-	-	-	(3,017,337)	-
Amount due from VIE	-	-	13,323,711		(13,323,711)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amount due from non-VIE subsidiaries	-	-		1,914,828	(1,914,828)	-
Amount due from EZGO	-	-		316,524	(316,524)	-
Current assets	20,145,974	7,831	18,187,550	23,880,044	(34,541,789)	27,679,610
Amount due to VIE	(316,524)	-	(1,914,828)	-	2,231,352	-
Amount due to non-VIE	-	-		(13,323,711)	13,323,711	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amount due to EZGO	-	(15,853,200)		(3,017,337)	18,870,537	-
Working capital	19,781,865	(15,844,963)	16,188,763	(1,921,225)	-	18,204,440
Investment in non-VIE subsidiaries	-	15,753,483		-	(15,753,483)	-
Assets	20,145,974	15,761,314	18,187,547	38,212,105	(50,295,270)	42,011,670

Consolidated Cash Flows Information

	For the year September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$6,720,013	$(14,534,540)	$(7,644,249)	$6,346,133	$-	$(9,112,643)
Loan to VIE and its subsidiaries	-	(3,796)	313,236	-	(309,440)	-
Amounts due from EZGO	-	-	-	(823,491)	823,491	-
Amounts due from non-VIE subsidiaries	(9,149,944)	-	(8,126,807)	(610)	17,277,361	-
Loan to Changzhou EZGO	(21,723,605)	-	-	(8,865,949)	30,589,554	-
Net cash outflow due to acquisition of Changzhou Sixun	-	(572,296)	-	-	-	(572,296)
Net cash inflow from disposal of a subsidiary	-	-	-	5,089,321	-	5,089,321
Purchase of long-term investments	-	-	(10,687,851)	(1,425,574)	-	(12,113,425)
Prepayment for intent long-term investment	-	-	(2,835,552)	-	-	(2,835,552)
Others(1)	-	(3,564,461)	-	28,314	-	(3,536,147)
Total cash used in provided by investing activities	(30,873,549)	(4,140,553)	(21,336,974)	(5,997,989)	48,380,966	(13,968,099)
Loans from EZGO	-	9,149,944	21,723,605	-	(30,873,549)	-
Loans from Changzhou EZGO	-	-	-	(309,440)	309,440	-
Amount due to Changzhou EZGO	-	8,126,807	-	-	(8,126,807)	-
Amounts due to VIE and its subsidiaries	823,491	610	8,865,949	-	(9,690,050)	-
Cash receipts from equity issuance, net of issuance cost	31,848,983	-	-	-	-	31,848,983
Proceeds from short-term borrowings	-	-	751,422	283,555	-	1,034,977
Repayments of short-term borrowings	-	-	-	(2,835,552)	-	(2,835,552)
Proceeds from long-term borrowings	-	4,536,883	-	-	-	4,536,883
Others(2)	420,067	-	-	1,164,549	-	1,584,616
Total cash provided by (used in) financing activities	33,092,541	21,814,244	31,340,976	(1,696,888)	(48,380,966)	36,169,907
Effect of exchange rate changes	-	(309,440)	-	61,052	-	(248,388)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,939,005	2,829,711	2,359,753	(1,287,692)	-	12,840,777

	Fiscal Year Ended September 30, 2022
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$132,326	$(3,456)	(11,973,551)	$1,489,651	$-	$(10,355,030)
Loan to non-VIE subsidiaries	(308,200)	-		-	308,200	-
Loan to VIE and its subsidiaries	-	-	(335,714)	-	335,714	-
Amounts due from non-VIE subsidiaries	-	-	(1,546)	(722)	2,268	-
Loan to Changzhou EZGO	(8,000,000)	-	-	(5,675,124)	13,675,124	-
Invest in subsidiary	-	(313,000)	-	-	313,000	-
Others(1)	-	-	-	(4,481,075)	-	(4,481,075)
Total cash used in investing activities	(8,308,200)	(313,000)	(337,260)	(10,156,921)	14,634,306	(4,481,075)
Loans from EZGO	-	308,200	8,000,000	-	(8,308,200)	-
Loans from Changzhou EZGO	-	-	-	335,714	(337,260)	-
Amount due to Changzhou EZGO		1,546
Amounts due to VIE and its subsidiaries	-	722	5,675,124	-	(5,675,846)	-
Contribution from shareholder	8,000,000	-	313,000	-	(313,000)	8,000,000
Others(2)	-	-	-	6,243,210	-	6,243,210
Total cash provided by financing activities	8,000,000	310,468	13,988,124	6,578,924	(14,634,306)	14,243,210
Effect of exchange rate changes	2,657	-	1,280,821	(2,167,250)	-	(883,772)
Net increase in cash, cash equivalents and restricted cash	(173,217)	(5,988)	2,958,134	(4,255,596)	-	(1,476,667)

	Fiscal Year Ended September 30, 2021
	Parent	Non-VIE Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$(801,208)	$(1,963)	(4,351,605)	$(1,101,659)	$-	$(6,256,435)
Payment for acquisition of Tianjin Jiahao on behalf of VIE	(3,017,337)	-		-	3,017,337	-
Loan to subsidiary of EZGO	(15,853,200)	-		-	15,853,200	-
Loan to VIE	-	-	(13,323,711)	-	13,323,711	-
Invest in subsidiary		(15,843,000)			15,843,000
Amount due from Changzhou EZGO	-	-		(1,914,828)	1,914,828	-
Others(1)	-	-		(11,037,254)	-	(11,037,254)
Total cash used in investing activities	(18,870,537)	(15,843,000)	(13,323,711)	(12,952,082)	49,952,076	(11,037,254)
Loans from EZGO	-	15,853,200		3,017,337	(18,870,537)	-
Loans from Changzhou EZGO	-	-		13,323,711	(13,323,711)	-
Amount due to VIE	-	-	1,914,828	-	(1,914,828)	-
Contribution from shareholder			15,843,000		(15,843,000)
Proceeds from issuance of ordinary shares in connection with initial public offering, net of issuance cost	20,947,182	-		-	-	20,947,182
Others(2)	-	-		1,816,894	-	1,816,894
Total cash provided by financing activities	20,947,182	15,853,200	17,757,828	18,157,942	(49,952,076)	22,764,076
Effect of exchange rate changes	-	-		78,968	-	78,968
Net increase in cash, cash equivalents and restricted cash	1,275,437	8,237	82,512	4,183,169	-	5,549,355

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of receivables from a shareholder, loan from related parties, and repayments of loan from related parties.

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

For the fiscal year ended September 30, 2023, EZGO provided an additional interest-free loan of US$31,848,983 to Changzhou EZGO, and Changzhou EZGO provided an additional interest-free loans of US$8,696,766 to its wholly-owned subsidiaries. As of September 30, 2023, Changzhou EZGO had US$14,092,722 receivables from its wholly-owned subsidiaries and had US$15,971,124 of payables due to the VIE and VIE’s subsidiaries.

The details of loans provided by Changzhou EZGO are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 6, 2021	April 5, 2026	$3,426,535	5%
June 9, 2021	June 8, 2026	2,055,921	5%
September 17, 2021	September 16, 2024	548,246	4%
September 29, 2021	September 28, 2024	2,302,632	4%
October 13, 2021	October 13, 2026	3,426,535	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 21, 2024	301,535	4%
Total		$12,061,404

Foresaid transactions including capital injection and loans would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB60,597,599 and cash in USD in the amount of US$8,945,685 as of September 30, 2023. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 31. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the WFOE, the VIE and its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, the WFOE, only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business” on page 30.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to EZGO’s shareholders or to service any debt we may incur. Our subsidiaries and VIE in the PRC generate and retain cash generated from operating activities and re-invest it in their business, respectively. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. shareholders as of the date of this annual report. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 35.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO’s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 28, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on pages 29, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 31.

As of September 30, 2023, none of our subsidiaries had ever paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. shareholders. EZGO intends to retain most, if not all, of its available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of its business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to EZGO’s shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 28.

A 10% PRC withholding tax is applicable to dividends payable to EZGO’s shareholders that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such shareholders is also subject to PRC tax at a current rate of 10%, which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” on page 33.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the Opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of the Opinions remains unclear at this stage. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 36.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view as a result of: (i) EZGO is listed on the Nasdaq Stock Market (“Nasdaq”) and does not “seek to list on any other foreign stock exchange”; (ii) EZGO does not hold personal information on more than one million users in its business operations through the WFOE, the VIE and its subsidiaries; and (iii) data processed in EZGO’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, EZGO is not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC (“PRC domestic companies”) and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Overseas Listing Regulations. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Overseas Listing Regulations. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Company	License/Permission	Issuing Authority	Validity
EZGO HK	Business Registration Certificate	Registrar of Companies Hong Kong Special Administrative Region	February 13, 2023 - February 12, 2024
Changzhou EZGO	Business License	Market Supervision Administrative Bureau of Changzhou Wujin	June 12, 2019 - Long-term
Jiansu EZGO Energy Supply Chain Technologies Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 10, 2021 - Long-term
Jiangsu EZGO Electronic Technologies, Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	July 30, 2019 - Long-term
Hengmao Power Battery	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	May 5, 2014 - May 4, 2034
Yizhiying IoT	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 21, 2018 - Long-term
Jiangsu Cenbird	Business License	Economic Development Zone Administrative Committee of Jiangsu Changzhou	May 7, 2018 - Long-term
Changzhou Langyi	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 6, 2021 - Long-term
Jiangsu Langyi Import and Export Trading Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 7, 2021 - Long-term

As of the date of this annual report, as advised by our PRC legal counsel, DeHeng Law Offices (Shenzhen), none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – The PRC government exerts substantial influence over the manner in which EZGO conducts its business activities through the WFOE, the VIE and its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 23 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the WFOE, the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the WFOE, the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect its business, financial condition, and results of operations.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in EZGO’s ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in EZGO’s ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of EZGO’s ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China.

RISK FACTORS SUMMARY

EZGO’s business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in EZGO’s operations and the value of EZGO’s ordinary shares.

●	The Chinese government may intervene or influence EZGO’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively. In addition, our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The Overseas Listing Regulations lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

●	Substantially all of EZGO’s current operations are conducted in the PRC through the VIE and its subsidiaries, and substantially all of its assets are located in the PRC. A majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for an EZGO shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

●

EZGO’s ordinary shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s ordinary shares could be prohibited from trading and delisted after two years instead of three.

Risks Related to Our Business and Industry

Risks and uncertainties related to EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China, and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	We are an early-stage company of electronic bicycle (“e-bicycle”) products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether a variable interest entity that is controlled through contractual arrangements would be deemed as foreign-invested enterprises if it is ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities EZGO has registered may decline in value or become worthless if the determinations, changes, or interpretations result in EZGO’s inability to assert contractual rights over the assets of its PRC subsidiaries or the VIE that conducts a substantial part of EZGO’s operations.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Related to EZGO’s Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to EZGO’s ordinary shares, including, but not limited to, the following:

●	An active trading market for EZGO’s ordinary shares may not continue and the trading price for EZGO’s ordinary shares may fluctuate significantly.

●	The trading price of EZGO’s ordinary shares may be volatile, which could result in substantial losses to EZGO’s shareholders.

●	We may not be able to maintain our listing on Nasdaq which could limit EZGO’s shareholders’ ability to make transactions in EZGO’s securities and subject us to additional trading restrictions.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of EZGO’s ordinary shares for return on your investment.

●	Restrictive covenants related to our previous registered direct offering may restrict our ability to obtain future financing.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations. The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) PRC domestic companies and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

Based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen), that we are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of the VIE Agreements. However, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. or other foreign exchanges, EZGO will not be able to continue listing on a U.S. or other foreign exchange, continue to offer its securities to investors, or materially affect the interest of investors and cause significantly depreciation of the price of its ordinary shares.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, DeHeng Law Offices (Shenzhen), we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, EZGO’s operations through the WFOE, the VIE and its subsidiaries in China could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

The CSRC issued the Overseas Listing Regulations for China-based companies seeking to offer its securities in foreign markets. The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to continue to offer its ordinary shares to investors and could cause the value of its securities to significantly decline or become worthless.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. The Overseas Listing Regulations lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) PRC domestic companies and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) that the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) that the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) that, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) that the domestic enterprise is currently under judicial investigation for suspicion of criminal offenses or is under investigation for suspicion of major violations, and there are no clear conclusions yet; and (5) that there are material ownership disputes over the equity of the domestic enterprise held by the controlling shareholder, a shareholder controlled by the controlling shareholder or the actual controller. The Overseas Listing Regulations stipulate the legal consequences for breaches, including failure to fulfill filing obligations or engaging in fraudulent filing behavior, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market.

The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. We believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen), that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of EZGO’s operations through the WFOE, the VIE and its subsidiaries in China and/or offering. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities EZGO has registered for sale in a prospectus, to significantly decline in value or become worthless.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early-stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiaries will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for EZGO’s operations. If EZGO’s operations do not comply with these new regulations at the time they become effective, or if EZGO fails to obtain any licenses required under these new laws and regulations, it could be subject to penalties.

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

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China do not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

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

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade, and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to the National Development and Reform Commission (“NDRC”) pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares.

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

According to SAFE Circular 37 and SAFE Circular 13, EZGO’s shareholders or beneficial owners who are PRC residents are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, EZGO’s PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all EZGO’s shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of EZGO’s shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, EZGO’s business operations through the WFOE, the VIE and its subsidiaries in China and its ability to make distributions to EZGO’s shareholders could be materially and adversely affected.

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

The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China.

The PRC government controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We receive substantially all of our revenues in Renminbi, and most of our cash is in Renminbi. Under our corporate structure, EZGO, a BVI holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements it may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and-service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries is able to be paid as dividends in foreign currencies to EZGO without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future restrict access to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries or the VIE to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiary to the offshore subsidiaries, across borders, and to EZGO’s shareholders, including the U.S. shareholders. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and restrict our ability to pay dividends to EZGO and the U.S. shareholders.

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

Under the PRC EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and EZGO’s non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

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

Finally, dividends payable by us to EZGO’s shareholders and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of EZGO would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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

We have relied on the opinion of our PRC counsel, DeHeng Law Offices (Shenzhen), that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on EZGO’s operations through the WFOE, the VIE and its subsidiaries in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as its ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any future follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors outside China.

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

EZGO’s ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspections deprives EZGO’s shareholders with the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before EZGO’s securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

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

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditors, MarcumAsia and Briggs & Veselka, or our current auditor, Wei Wei.

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOF. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended September 30, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

Our current auditor as of the date of this annual report, Wei Wei, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei Wei is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in February 2022.

Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, EZGO’s shareholders may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange. The recent developments would add uncertainties to our offering pursuant to a prospectus and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of such auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Should the PCAOB be unable to fully conduct inspections in China, which prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm, we, EZGO’s shareholders and potential investors in EZGO’s securities may be deprived of the benefits of such PCAOB inspections. Any inability of the PCAOB to conduct inspections of auditors in China could make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause EZGO’s shareholders and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, which could materially and adversely affect the value of in its securities. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list EZGO’s ordinary shares on Nasdaq, which could materially impair the market for and market price of its ordinary shares.

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net loss of approximately $3.41 million, $7.47 million and $7.26 million for the fiscal years ended September 30, 2021, 2022 and 2023. We anticipate that our operating expenses (such as sale expense, marketing expense and research and development expense), together with general administrative expenses of a growing public company, will increase proportionally in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on an interim or annual basis for the foreseeable future.

We are an early-stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

We launched our business in 2014 and started focusing on the current business of e-bicycle products and charging piles in August 2019. Our limited history may not provide a meaningful basis for EZGO’s shareholders and potential investors to evaluate our business, financial performance and prospects of our business. Potential customers may not be familiar with our market and may have difficulty distinguishing our products and services from those of our competitors. Convincing potential new customers of the value of our products and services is critical to increasing the volume of sales facilitated through our website and to the success of our business. If we fail to educate potential customers about the value of our products and services, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market in China or elsewhere, our business and results of operations will be harmed.

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

We relied on three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Chengdu Baiya Technologies Co., Ltd. and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 51%, 26% and 16%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2023. We relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Zhejiang Weichen Technology Co., Ltd., and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 29%, 23% and 23%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2022. We relied on our three major customers in sales of batteries, including Zhejiang Weichen Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangxi Anneng Technology Co., Ltd., each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021.

We relied on our two major customers in sales of e-bicycles, including Piesat Information Technology Co., Ltd. and Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. We relied on our two major customers in sales of e-bicycles, including Jiangsu Biyaqiao Motorcycle Sales Co., Ltd. and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022. We relied on three major customers, including Henan Young Man Industries Trade Co., Ltd., Beijing 70 Generation Co., Ltd., and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

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

As of the date of this annual report, we own eight registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

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

Because our sales may depend on customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In addition, the economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective customers’ spending priorities. We cannot assure you that e-bicycles’ spending in general or with respect to our product offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for e-bicycles, which could materially and adversely affect our financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2021, 2022 and 2023, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of and for the fiscal year ended September 30, 2023, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to  (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. For details on these initiatives, please see “Item 15. Controls and Procedures — (b) Internal Control Over Financial Reporting.”

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

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If we fail to achieve and maintain an effective internal control environment, it could result material misstatements in our financial statements and we could fail to meet our reporting obligations, which would likely cause EZGO’s shareholders and potential investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of EZGO’s ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We purchase certain key components and raw material, including tires, motors, headlight, panel frame and controllers, from external suppliers for use in our production of e-bicycles on a purchase order basis. We also rely on external suppliers to manufacture the charging piles and supply batteries or components of our batteries. The continuous and stable supply of these components, raw materials and products that meet our standards is crucial to our operations and production. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source key components and raw materials we use in our e-bicycles on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials. In addition, natural disasters or pandemics, such as the COVID-19 outbreak, interrupted numerous supply chains in China, for companies operating in China as well as for international companies.

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

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause EZGO’s shareholders and potential investors to lose confidence in our reported financial information and may lead to a decline in the value of EZGO’s securities.

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with the preparation of our financial statements for the fiscal years ended September 30, 2021, 2022 and 2023, we identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of EZGO’s securities would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

Implementing the appropriate changes to our internal controls may distract our senior management and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide EZGO’s shareholders and potential investors with information in a timely manner. As a result, EZGO’s shareholders and potential investors could lose confidence in our reported consolidated financial information, and the value of EZGO’s securities could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Operating as a publicly traded company in the United States subjects us to additional rules and regulations, require us to incur substantial costs and require substantial management attention. In addition, our management team has limited experience managing a public company.

As a publicly traded company in the United States, we incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The Nasdaq listing requirements, as well as other applicable securities rules and regulations, also apply to us. We need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. Compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming.

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

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee, and nominating and corporate governance committee, and qualified senior management.

By disclosing information in this annual report and in filings required of a public company, our business and financial condition become visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

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

On March 15, 2019, the National People’s Congress, China’s national legislative body, approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through contractual arrangements will not be deemed as foreign investment in the future.

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

The arbitration provisions under these contractual arrangements have no effect on the rights of EZGO’s shareholders to pursue claims against us under the United States federal securities laws.

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Based on the advice of our PRC counsel, DeHeng Law Offices (Shenzhen), that based on its understanding of the relevant laws and regulations, each of the contracts among our wholly-owned PRC subsidiary, Changzhou EZGO, the VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as MOFCOM or MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

The listing of EZGO’s ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On October 19, 2023, we announced that we received written notification, or the Notification Letter, from Nasdaq on October 18, 2023 that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by April 15, 2024. To regain compliance, EZGO’s ordinary shares were required to have had a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days or before April 15, 2024. There can be no assurance that we will be able to regain compliance with the Minimum Bid price Requirement, without having to effect a reverse share split of EZGO’s ordinary shares, or maintain compliance with the Minimum Bid Price Requirement, after we have regained compliance, even if we implement a reverse share split.

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

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in losses to EZTO’s shareholders. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to EZGO’s securities.

An active trading market for EZGO’s ordinary shares may not continue and the trading price for EZGO’s ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for EZGO’s ordinary shares will continue. If an active public market for EZGO’s ordinary shares does not continue, the market price and liquidity of EZGO’s ordinary shares may be materially and adversely affected. We can provide no assurance that the trading price of EZGO’s ordinary shares will not decline. As a result, EZGO’s shareholders and potential investors in EZGO’s securities may experience a significant decrease in the value of their ordinary shares.

The trading price of EZGO’s ordinary shares may be volatile, which could result in substantial losses to EZGO’s shareholders and potential investors.

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

We may not be able to maintain our listing on Nasdaq which could limit EZGO’s shareholders’ and potential investors’ ability to make transactions in EZGO’s securities and subject us to additional trading restrictions.

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

Sales of substantial amounts of EZGO’s ordinary shares in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of EZGO’s ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. EZGO’s ordinary shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by EZGO’s existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by EZGO’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of EZGO’s ordinary shares.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to EZGO’s shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to EZGO’s shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

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

EZGO’s principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of EZGO’s other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, our executive officers and directors, together with each of EZGO’s principal shareholders owning 5% or more of our issued and outstanding ordinary shares, beneficially own approximately 7,063,380 ordinary shares, or approximately 6.9% of our outstanding ordinary shares.

Accordingly, EZGO’s executive officers and directors, together with principal shareholders owning 5% or more of our issued and outstanding ordinary shares, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these principal shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these principal shareholders, we may be prevented from entering into transactions that could be beneficial to us or EZGO’s minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of EZGO’s principal shareholders may differ from the interests of EZGO’s other shareholders. The concentration in the ownership of EZGO’s ordinary shares may cause a material decline in the value of EZGO’s ordinary shares.

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

Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the BVI Business Company Act, 2004 (as amended) (“BVI Act”) and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of EZGO’s shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and EZGO’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information – 10.E. Taxation — United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of EZGO’s ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds EZGO’s ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds EZGO’s ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information – 10.E. Taxation — United States Federal Income Taxation.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

EZGO is a company incorporated under the laws of the BVI. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the BVI. The rights of EZGO’s shareholders and the fiduciary responsibilities of our directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

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

Judgments obtained against us by EZGO’s shareholders may not be enforceable.

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

None of EZGO, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay caused in mail reaching the forwarding address.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly-owned subsidiary, EZGO HK, was incorporated in Hong Kong on February 13, 2019. EZGO HK holds all of the capital stock of Changzhou EZGO, which was incorporated in China on June 12, 2019 and Changzhou Langyi, which was incorporated in China on August 6, 2021. Changzhou EZGO controls the VIE through the VIE Agreements. See “— Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts its business in the PRC primarily though the VIE and its subsidiaries, Hengmao Power Battery, a PRC company of which 80.87% of equity interest is owned by the VIE, Jiangsu Cenbird, a PRC company of which 51% of equity interest is owned by the VIE, Yizhiying IoT, a PRC company and a wholly-owned subsidiary of the VIE, since EZGO obtained the rights to determine the most significant economic activities and receives the majority of the economic benefits of the VIE through contractual arrangements in November 2019.

As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s shareholders own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, EZGO’s shareholders do not own an equity interest in the VIE or its subsidiaries but instead own an equity interest in EZGO, the BVI holding company.

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

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly-owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this annual report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

On July 21, 2022, EZGO entered into a securities purchase agreement with certain “non-U.S. persons” as defined in Regulation S of the Securities Act, pursuant to which 10,000,000 ordinary shares were issued at a per share purchase price of $0.80 (the “Reg S Offering”). The shares issued in the Reg S Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

On January 25, 2023, the Company entered into an equity transfer agreement for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) was paid by issuing 7,667,943 ordinary shares of the Company, with a selling restriction period of six months.

On March 9, 2023, the Company entered into a securities purchase agreement with certain purchasers, in connection with the offer and sale of 18,000,000 ordinary shares of the Company at $0.80 per share (the “March 2023 Offering”). The gross proceeds to the Company from the March 2023 Offering were $14,400,000.

On April 7, 2023, the board of directors of the Company approved a change of the maximum number of shares the Company is authorized to issue from 100,010,000 shares divided into two classes as follows: (a) up to 100,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value, to 500,010,000 shares divided into two classes as follows: (a) up to 500,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value.

On June 16, 2023, the Company sold 10,000,000 units of its securities (“Units”), with each Unit consisting of (i) one ordinary share of the Company and (ii) one warrant to purchase one ordinary share at $1.20 per share, at an offering price of $0.85 per Unit for a total $8,500,000 in gross proceeds (the “June 2023 Offering”).

On September 11, 2023, the Company entered into a securities purchase agreement with certain investors in connection with the offer and sale of an aggregate of 8,498,125 ordinary shares of the Company and accompanying warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and accompanying warrants (the “September 2023 Offering”), with each ordinary share being sold together with one common warrant exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the investors can purchase up to 8,498,125 ordinary shares, and four exchange warrants each exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the investors can purchase up to 33,992,500 ordinary shares, in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement filed with the SEC on September 11, 2023.

Relating to the September 2023 Offering, the Company also entered into a Placement Agency Agreement (the “PAA”) with Aegis Capital Corp. (the “Placement Agent”), which is the sole placement agent for the September 2023 Offering. The Company will pay the Placement Agent a cash fee of $800,000, which is 8% of the gross proceeds of (i) the September 2023 Offering and (ii) an additional $397,119 of gross proceeds from one of the investors in connection with a closing on the sale of 351,433 ordinary shares on September 11, 2023. The Company raised total net proceeds of $8,948,982 after deducting underwriting discounts, legal fees, and other offering expenses.

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021 and 10,000,000 common warrants from the June 2023 Offering were exercised via cashless option by the investors for 806,243 and 4,942,904 ordinary shares of the Company, respectively. 6,523,272 common warrants from the September 2023 Offering were purchased for 26,093,088 exchange warrants, which were further exercised via cashless option by the investors for 26,093,088 ordinary shares of the Company.

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

The e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles that are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. None of EZGO, the WFOE, the VIE and its subsidiaries in China produces any non-new standards e-bicycles. As of September 30, 2023, EZGO, through the WFOE, the VIE and its subsidiaries in China, did not have non-new standards e-bicycles as our property, plants and equipment and no impairment was recognized for the fiscal years ended September 30, 2021, 2022 and 2023.

To date, EZGO, through the WFOE, the VIE and its subsidiaries in China, has engaged in the business of battery packs sales, which accounted for approximately 18%, 40% and 52% of its total revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. The revenue from e-bicycles sales accounted for approximately 78%, 54% and 27% of its total revenues for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. For the fiscal years ended September 30, 2021, 2022 and 2023, as the self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of EZGO’s total revenues. For the fiscal year ended September 30, 2023, the revenue from our smart charging piles business accounted for 7% of EZGO’s total revenues. During the fiscal year ended September 30, 2023, EZGO added a new business line of electronic control system and intelligent robots sales, which accounted for approximately 15% of EZGO’s total revenues.

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

On June 28, 2021, the acquisition of Tianjin Jiahao and the Target Assets was completed and Tianjin Jiahao became the VIE’s wholly-owned subsidiary. With the completion of this acquisition, we have more than 35,000 square meters of factory land, including two factory buildings and an administration building, and a construction area of approximately 11,000 square meters. We also have the flexibility to construct an additional 40,000 square meters of production factory buildings on this land, located in the Beijing-Tianjin Science and Technology Valley in the Wuqing District of Tianjin, which is a part of China’s Bicycle Kingdom Industrial Zone. The estimated production capacity of the existing factory buildings purchased in this transaction is 100,000 units of two-wheeled e-bicycles. The estimated production capacity of the factory building that may be built on the remaining land purchased is anticipated to be approximately 500,000 units of two-wheeled e-bicycles. As of the date of this annual report, our current production capacity at our leased factory in Nancai Town of Tianjin is nearly 300,000 e-bicycles, with actual capacity of 150,000 e-bicycles due to limited turnover space. This acquisition of the Target Assets enables us to significantly ramp production of the e-bicycles following our completion of the national first-class electric motorcycle qualification application.

On July 21, 2022, EZGO entered into a securities purchase agreement with certain “non-U.S. persons” as defined in Regulation S of the Securities Act, pursuant to which 10,000,000 ordinary shares were issued at a per share purchase price of $0.80. The shares issued in the Reg S Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

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

On January 25, 2023, the Company entered into an equity transfer agreement for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) was paid by issuing 7,667,943 ordinary shares of the Company, with a selling restriction period of six months.

On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000).

On March 9, 2023, the Company entered into a securities purchase agreement with certain purchasers, in connection with the offer and sale of 18,000,000 ordinary shares of the Company at $0.80 per share. The gross proceeds to the Company from the March 2023 Offering were $14,400,000.

On April 3, 2023, Changzhou Yizhiying entered into an equity transfer agreement with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) to transfer 80% equity interest of Tianjin Dilang, a subsidiary of Changzhou Yizhiying, to Mizhiyan for $307,018 (RMB2,240,000).

On April 7, 2023, the board of directors of the Company approved a change of the maximum number of shares the Company is authorized to issue from 100,010,000 shares divided into two classes as follows: (a) up to 100,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value, to 500,010,000 shares divided into two classes as follows: (a) up to 500,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value.

On June 16, 2023, the Company sold 10,000,000 Units with each Unit consisting of (i) one ordinary share of the Company and (ii) one warrant to purchase one ordinary share at $1.20 per share, at an offering price of $0.85 per Unit for a total $8,500,000 in gross proceeds.

On September 11, 2023, the Company entered into a securities purchase agreement with certain investors in connection with the offer and sale of an aggregate of 8,498,125 ordinary shares of the Company and accompanying warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and accompanying warrants, with each ordinary share being sold together with one common warrant exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the investors can purchase up to 8,498,125 ordinary shares, and four exchange warrants each exercisable for one ordinary share at an exercise price of $1.13 per ordinary share, by which the investors can purchase up to 33,992,500 ordinary shares, in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement filed with the SEC on September 11, 2023.

Relating to the September 2023 Offering, the Company also entered into a PAA with the Placement Agent, which is the sole placement agent for the September 2023 Offering. The Company will pay the Placement Agent a cash fee of $800,000, which is 8% of the gross proceeds of (i) the September 2023 Offering and (ii) an additional $397,119 of gross proceeds from one of the investors in connection with a closing on the sale of 351,433 ordinary shares on September 11, 2023. The Company raised total net proceeds of $8,948,982 after deducting underwriting discounts, legal fees, and other offering expenses.

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021 and 10,000,000 common warrants from the June 2023 Offering were exercised via cashless option by the investors for 806,243 and 4,942,904 ordinary shares of the Company, respectively. 6,523,272 common warrants from the September 2023 Offering were purchased for 26,093,088 exchange warrants, which were further exercised via cashless option by the investors for 26,093,088 ordinary shares of the Company.

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

In addition, we have developed a strategic alliance with the Jiangsu Institute of Research of Dalian University of Technology since July 2019. Pursuant to our agreement, Jiangsu Institute of Research of Dalian University of Technology has agreed to provide us with personnel training, technologies sharing and technical support, helping to expedite our long-term development plans.

Advanced Operations Model

One of our competitive advantages, we believe, lies in our advanced operations model. We manage our costs and expenses through outsourcing. Through our smart charging piles, we expect to be able to acquire information about customers and to promote our products and services. We also promote our products and services through the advertisement on WeChat applet for our smart charging piles, sell products through social media and e-commerce platforms (including TikTok and Taobao Live) and apply O2O (“online to offline”) and B2B2C (“business to business to consumer”) marketing models. According to our internal estimates, these marketing models, compared with having offline stores only, have saved us more than 5% of sales expenses and have increased our margins. In addition, our experienced information technology team has built a basic IoT platform that we believe puts us ahead of our competitors with no IoT platform for their products and/or services.

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

Our Strategies

We expect that in the next five years (2024-2026 ), we will gradually build ourselves into a company focusing on the design, research and development, production, manufacturing and sales services of e-bicycles, and achieve a market share of more than 1% in the e-bicycle industry in mainland China. At the same time, we will layout the global e-bicycle market, and strive to achieve a global sales of more than 500,000 units by 2028. In the mainland China market, we have established sales and service networks based on the Beijing-Tianjin-Hebei urban agglomeration, the Yangtze River Delta metropolitan area, the Pearl River Delta metropolitan area, and inland central cities such as Chengdu, Xi’an, and Zhengzhou. We also built e-bicycles charging networks with regional dealers. Relying on the strategy of “follow up, innovation and moderate leadership” and leveraging resource sharing and cost leadership, we will integrate high-quality resources by acquisitions in our industry, and gradually established the “independent innovation product system” and “high-quality supply chain service system”.

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

Our Products and Services

Our product portfolio includes lithium batteries, Cenbird-brand e-bicycles and e-tricycles, EZGO-brand e-bicycles, and Hengdian-brand smart charging piles, intelligent robots and electronic control system. We (i) design, manufacture, and sell e-bicycles and e-tricycles; (ii) design and sell intelligent robots; and (iii) design and sell electric vehicle accessories including batteries, charging piles and electronic control system. We also provide after-sales services for our e-bicycles, including technical support, parts supply and sales of peripheral products and derivatives, including raincoats, helmets, and mobile phone brackets.

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. For the fiscal year ended September 30, 2023, we entered into a lithium battery sales contract with downstream customers first, and then purchased from a suitable upstream supplier, and resold the batteries to the downstream customers. In battery trading, we provide storage and bear the risk of inventory for several months. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium batteries, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

Our battery cells trading and battery packs sales for the fiscal years ended September 30, 2021, 2022 and 2023 were approximately $4.3 million, $7.0 million and $8.2 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

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

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB1,000 (approximately $141.38), a franchise will receive 50% of the revenues generated. As of September 30, 2023, none of our charging piles were operated by franchisees and 3,459 of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

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

Intelligent Robots

Since January 2020, EZGO has partnered with China’s leading autonomous driving research and development team, focusing on the development of intelligent robots for various application scenarios including industrial parks, residential communities, tourist areas, and commercial squares.  Our first intelligent robot model was launched in March 2022.

Our intelligent robots are equipped with L4 autonomous driving, 30 km/hour cruise, more than 8 hours duration, voice alarm, face recognition, RFID and Wi-Fi probe.

In the first half of 2023, the first batch of intelligent robots went into mass production and were delivered to our customers. We design and develop intelligent robots by ourselves, and manufacture through outsourced factories.

Electronic Control System

Changzhou Higgs  has been focusing on the design and development of electronic control system since 2018. We use Programmable Logic Controller (“PLC”) core boards with our self-developed electronic control system to create controllers for different applications. The controller produced by the core can be applied in engineering machinery, electric hydraulic direction, industrial automation, special motion control, etc.

We also provide CoDeSys programming, embedded software, hardware design outsourcing, and technical consulting services. By breaking through industry pain points and independently developing programmable chips, we help our customers to create baseboards that match the core for their industry and application.

Comprehensive Machine Maintenance Services

Changzhou Higgs’ management team has been operating in the construction machinery industry for approximately 20 years and enjoys a prestigious reputation within the domestic construction machinery sector. Some of the company's products hold a significant market share in the domestic market. The company boasts a professional technical team comprising experts in mechanical, electrical, and construction machinery disciplines. This dedicated team is committed to developing and maintaining a variety of instruments, meters, and accessories for road machinery.

The comprehensive machine maintenance services business consists of the following:

1.	Providing support services to the manufacturers of pavers and milling machines.

2.	Supplying various electrical, mechanical, and hydraulic components for road machinery, including pavers, milling machines, and rollers of various models from both domestic and international manufacturers.

3.	Undertaking maintenance services for various models of pavers. The company has a dedicated maintenance team and specialized hydraulic test benches to test the parameters of various hydraulic equipment.

Research and Development

From October 2016 to September 2023, our continued expenditure in research and development has amounted to RMB7.84 million (approximately $1.20 million). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. For the fiscal year ended September 30, 2023, we invested over RMB13,000 (approximately $1,990) to develop the smart charging pile. We also spent RMB1.64 million (approximately $251,000) to develop the electronic control systems.

We focus on developing New National Standards bicycle models. We invested RMB77,000 (approximately $11,787) to develop new e-bicycle models for the fiscal year ended September 30, 2023, and we had 3C certifications for 6 modelS in Jiangsu Cenbird, as of September 30, 2023.

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

Customers

Our customers can be classified as follows. We relied on three major customers in sales of batteries, each accounted for approximately 51%, 26% and 16%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2023. We relied on our three major customers in sales of batteries, each accounted for approximately 29%, 23% and 23%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2022. We have relied on our three major customers in sales of batteries, each accounted for approximately 52%, 28% and 8%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2021.

We relied on our two major customers in sales of e-bicycles, each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. We have relied on our two major customers in sales of e-bicycles, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022. We have relied on three major customers, each accounted for approximately 17%, 11% and 9%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2021.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2020, Mr. Guoqing Zhu, Ms. Xiaoying Zheng and Mr. Zewu Zhao, who accounted for 34%, 19% and 13%, respectively, of our rental business revenues for the fiscal year ended September 30, 2020. One of the three sublease agents, Mr. Guoqing Zhu was engaged in e-bicycle rental business and the other two, Mr. Xiaoying Zheng and Mr. Zewu Zhao, were engaged in battery rental business. The e-bicycle sublease agent accounted for approximately 26% of the e-bicycle rental business and approximately 17% of our total rental business revenues for the fiscal year ended September 30, 2020. The battery rental sublease agent accounted for approximately 67% of our battery rental business and approximately 22% of our total rental business revenues for the fiscal year ended September 30, 2020. We entered into a cooperation agreement with each sublease agent. Pursuant to the e-bicycle rental cooperation agreement, we provided for the sublease agent e-bicycles for rental and any necessary repair service. The sublease agent shall pay the monthly lease fee in the amount of RMB250 (approximately $36) per unit. Such sublease agreement can be terminated by either party if the other party breaches the agreement. We entered into a one-year sublease cooperation agreement with our battery rental sublease agents. Pursuant to the battery rental agreement, we have agreed to provide the sublease agent the battery packs with charging services, and our sublease agent shall be responsible for the battery location selection and marketing. The sublease agent shall pay a monthly sublease fee in the amount of RMB80 (approximately $12) per unit. The sublease cooperation agreement can be terminated by each party upon a 30-day advance notice, Mr. Guoqing Zhu, Mr. Zewu Zhao and Ms. Xiaoying Zheng terminated their agreements in January 2020, May 2020 and July 2020, respectively. EZGO terminated all sublease agents during the fiscal year ended September 30, 2021. To date, we have no sublease agent.

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

Sales and Marketing

Our general marketing strategy is integrated marketing by building an ecological chain. We adopt different sales tactics for the different brands we operate. Hengmao is our lithium battery brand. Cenbird and EZGO are our e-bicycle brands, and Hengdian is our smart charging pile brand.

Our Hengmao-brand batteries are primarily being rented, with a portion of them sold to customers who need to replace their old lead-acid batteries, including as a result of our promotional activities.

For the Cenbird brands of e-bicycles, our marketing strategies include continuously developing new models of e-bicycle to improve product portfolio and making full use of new media to promote our products, i.e. advertising on social media and engaging in targeted marketing such as displaying our own advertisements on the WeChat applet homepage of our smart charging piles. Our sales are mostly conducted through WeChat mall and live network platform (including TikTok and Taobao Live). Jiangsu Cenbird’s products are mainly sold in Jiangsu. We plan to expand our market overseas by attending various international electronics exhibitions to market our products in North America, Europe and Southeast Asia.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report includes the following:

●	Patents: We have 45 registered patents in China, covering e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the eight patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL2010105520625	November 19, 2010 to November 18, 2030
2	Electric vehicle headlamp device	Jiangsu EZGO	Utility Model	ZL2019224131648	December 27, 2019 to December 26, 2029
3	Leakage prevention device for electric vehicle	Jiangsu EZGO	Utility Model	ZL2019224185050	December 28, 2019 to December 27, 2029
4	Portable foldable bicycle	Jiangsu EZGO	Utility Model	2019223905637	December 27, 2019 to December 26, 2029
5	Labor-saving simple car ladder	Jiangsu EZGO	Utility Model	2019224145744	December 28, 2019 to December 27, 2029
6	Detachable and lifting basket	Jiangsu EZGO	Utility Model	2019224195387	December 28, 2019 to December 27, 2029
7	Emergency undamaged fast charging device for electric vehicle battery	Jiangsu EZGO	Utility Model	2021229889300	June 3, 2022 to June 2, 2032
8	A feedback aging device for power switch	Jiangsu EZGO	Utility Model	2021233961363	September 2, 2022 to September 1, 2032
9	An LED electric bicycle lighting lamp	Jiangsu Cenbird	Utility Model	2021207649545	April 15, 2021 to April 14, 2031
10	An electric bicycle control device with waterproof function	Jiangsu Cenbird	Utility Model	2021207650114	April 15, 2021 to April 14, 2031
11	A heat dissipation device for electric bicycle charging pile	Jiangsu Cenbird	Utility Model	2021207651051	April 15, 2021 to April 14, 2031
12	An electric bicycle quick charging pile	Jiangsu Cenbird	Utility Model	2021207651155	April 15, 2021 to April 14, 2031
13	A control device of electric bicycle charging pile	Jiangsu Cenbird	Utility Model	2021207651371	April 15, 2021 to April 14, 2031
14	A front shock absorber for an electric vehicle	Jiangsu Cenbird	Utility Model	2020218413777	August 28, 2020 to August 27, 2030
15	A converter with USB interface for electric vehicles	Jiangsu Cenbird	Utility Model	2020218419010	August 28, 2020 to August 27, 2030
16	A fixed-speed cruise device for electric vehicles	Jiangsu Cenbird	Utility Model	2020218430880	August 28, 2020 to August 27, 2030
17	An anti-falling plug for an electric vehicle charger	Jiangsu Cenbird	Utility Model	2020218430912	August 28, 2020 to August 27, 2030
18	An electric vehicle wheel hub containing a brake accessory	Jiangsu Cenbird	Utility Model	2020218418709	August 28, 2020 to August 27, 2030
19	A rear independent suspension shock absorber for electric vehicles	Jiangsu Cenbird	Utility Model	2020218428664	August 28, 2020 to August 27, 2030
20	An energy efficient electric vehicle with a backup power supply	Jiangsu Cenbird	Utility Model	2020218415560	August 28, 2020 to August 27, 2030
21	An energy-saving electric vehicle motor	Jiangsu Cenbird	Utility Model	2020218415382	August 28, 2020 to August 27, 2030
22	An electric vehicle anti-theft electronic mechanical lock	Jiangsu Cenbird	Utility Model	2020218413885	August 28, 2020 to August 27, 2030
23	An electric vehicle wheel hub which can protect a tire valve nozzle	Jiangsu Cenbird	Utility Model	2020218419114	August 28, 2020 to August 27, 2030
24	A shock absorbing structure of an electric bicycle	Jiangsu Cenbird	Utility Model	2021214852977	July 1, 2021 to June 30, 2031
25	A support structure for an electric bicycle	Jiangsu Cenbird	Utility Model	2021214870373	July 1, 2021 to June 30, 2031
26	A waterproof and anti-theft electric bicycle battery pack	Jiangsu Cenbird	Utility Model	202121485284X	July 1, 2021 to June 30, 2031
27	An electric bicycle backseat with good shock absorbing effect	Jiangsu Cenbird	Utility Model	202121487034X	July 1, 2021 to June 30, 2031
28	A waterproof instrument used on electric bicycles	Jiangsu Cenbird	Utility Model	2021214852816	July 1, 2021 to June 30, 2031

29	Two-wheeled Electric Vehicle (Dolphin)	Jiangsu Cenbird	Utility Model	2021308220034	December 13, 2021 to December 12, 2031
30	Two-wheeled electric Scooter (Cub)	Jiangsu Cenbird	Utility Model	2021308221361	December 13, 2021 to December 12, 2031
31	Ahigh-strength bamboo production equipment for a bamboo frame and a production process thereof	Jiangsu Cenbird	Invention	2022109102575	July 29, 2022 to July 28, 2042
32	A filter with excellent impurity removal effect	Jiangsu Cenbird	Invention	2017103525626	May 18, 2017 to May 17, 2037
33	An oil injection device for a road roller which is convenient for uniform oil injection	Changzhou Higgs	Utility Model	2020225910628	November 10, 2020 to November 9, 2030
34	An anti-collision push rod for a road roller with a lifting structure	Changzhou Higgs	Utility Model	2020225866911	November 10, 2020 to November 9, 2030
35	A controller for easy storage and carrying	Changzhou Higgs	Utility Model	2020225707667	November 9, 2020 to November 8, 2030
36	A road roller with an anti-collision structure	Changzhou Higgs	Utility Model	2020225562954	November 6, 2020 to November 5, 2030
37	A computer used for special vehicle control	Changzhou Higgs	Utility Model	2020226171322	November 12 2020 to November 11, 2030
38	A controller with a guided mounting structure	Changzhou Higgs	Utility Model	2020225706965	November 9, 2020 to November 8, 2030
39	A circuit board with a solid mounting structure	Changzhou Higgs	Utility Model	2020225751250	November 9, 2020 to November 8, 2030
40	An oil injection device for a roller with heating and stirring structure	Changzhou Higgs	Utility Model	2020226044717	November 11, 2020 to November 10, 2030
41	An oil injection device for a road roller with a filter structure	Changzhou Higgs	Utility Model	2020226179057	November 12, 2020 to November 11, 2030
42	A road roller with a protective structure	Changzhou Higgs	Utility Model	2020226060673	November 11, 2020 to November 10, 2030
43	An oil injection anti-sticking wheel device for a road roller	Changzhou Higgs	Utility Model	2020225557284	November 6, 2020 to November 5, 2030
44	An anti-collision push rod for a road roller which is easy to install	Changzhou Higgs	Utility Model	2020225558982	November 6, 2020 to November 5, 2030
45	A gluing device for circuit board development	Changzhou Higgs	Utility Model	2020226199845	November 12, 2020 to November 11, 2030

●	Software copyrights: We have a large portfolio of protected software copyrights, including 17 software copyrights registered in China;

●	Trademarks: We own 11 registered trademarks, and have right to use one registered trademark - “Cenbird.” Our trademarks include the combination of graphs and names for Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have five registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.cenbird.cn. and www.cenbird.com.cn.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers, and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our systems and the management of user-generated data.

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

On February 22, 2022, Zhengyu Wang commenced an action against Henglong Chen, Hengwei Chen, Di Wu and Hengmao Power Battery in Lishui Intermediate People’s Court alleging that Henglong Chen, Hengwei Chen, Di Wu shall be liable for repaying, among others, the principals of RMB6,500,000 (approximately $958,750), and Hengmao Power Battery, as the guarantor, shall be jointly and severally liable for the repayment. The case has been dropped by Zhengyu Wang.

Other than disclosed above, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

Our business operations are primarily in the PRC and primarily subject to PRC laws and regulations. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or EZGO’s shareholders’ rights to receive dividends and other distributions from us.

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

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information — D. Risk Factors – Risks Related to Doing Business in China –The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas initial public offerings.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations. The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) PRC domestic companies and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

As of the date of this annual report, as advised by our PRC legal counsel, DeHeng Law Offices (Shenzhen), none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the CAC, or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE and its subsidiaries in China and results of operations. See “Item 3. Key Information — D. Risk Factors  – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 23 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE and its subsidiaries, and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE and its subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, DeHeng Law Offices (Shenzhen), is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

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

Regulations on Companies

The Company Law of PRC (the “Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. All companies established in the PRC are subject to the Company Law. The Company Law regulates the establishment, operation, corporate structure, and management of corporate entities in China and classifies companies into limited liability companies and companies limited by shares. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws. Under the latest amended Company Law, which will become effective on July 1, 2024, there are several noteworthy changes, including (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company can establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall have joint and several liability for the debts incurred by either entity.

Regulation of Foreign Investment

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

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition), or the 2022 Encouraged Catalogue, which was promulgated jointly by MOFCOM and NDRC, on October 26, 2022 and became effective on January 1, 2023, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which was promulgated jointly by MOFCOM and NDRC, on December 27, 2021 and became effective on January 1, 2022, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

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

Finally, dividends payable by EZGO to its shareholders and gains on the sale of EZGO’s shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of EZGO would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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

Our PRC counsel, DeHeng Law Offices (Shenzhen), has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of EZGO’s ordinary shares on Nasdaq in the context of our initial public offering and follow-on offering, given that:

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

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2023, we owned approximately 35,047.8 square meters (approximately 377,251.4 square feet) of real estate, and we leased an aggregate of approximately 11,8100 square meters (approximately 127,103.5 square feet) of real property.  We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Owned Properties

Address	Size	Ownership	Expiration
184 Xiangyuan Road, Chagugang Town, Wuqing District, Tianjin	35,047.8 square meters (approximately 377,251.4 square feet	Tianjin Jiahao Bicycles Co., Ltd.	December 4, 2057

Leased Properties

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB3,465 per month (approximately $510.4)	December 31, 2024

A210, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB3,465 per month (approximately $510.4)	December 31, 2024

A211, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB3,465 per month (approximately $510.4)	December 31, 2024

A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	135 square meters (approximately 1,453.0 square feet)	RMB6,682.5 per month (approximately $984.3)	December 31, 2024

3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB6,000 per month (approximately $883.7)	August 31, 2024

West Side of Jingjin Road, Nancai Village, Wuqing District, Tianjin	10,000 square meters (approximately 107,639.1 square feet)	RMB35,000 per month (approximately $5,154.9)	July 31, 2025

Sanqin 038, Qingyang Road, Hutang, Wujin District, Changzhou City, Jiangsu Province, China	175 square meters (approximately 1,883.68 square feet)	RMB17,850 per year (approximately $2,629.3.0)	August 31, 2024

4th Floor, No. 3 Office Building, No. 802, Xiliucunhu Xixin West District, Hengshanqiao Town, Economic Development Zone, Changzhou, Jiangsu Province	1,000.0 square meters (approximately 10,763.9 square feet)	RMB15,000 per month (approximately $2,209.5)	September 9, 2026

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

Overview

Our vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging our IoT management platform, we have established a business model centered on the sale of battery packs, e-bicycles, electronic control system and intelligent robots. We also conduct the design and manufacturing of e-bicycles, electronic control system and intelligent robots to deliver tailored products in accordance with customer requirements. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023.

For the fiscal years ended September 30, 2021, 2022 and 2023, our revenues were $23,422,006, $17,389,217, and $15,920,659, respectively. We had a net loss of $3,413,644, $7,468,830 and $7,534,967 for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. We currently generate most of our revenues from the sale of battery packs, e-bicycles, electronic control system and intelligent robot sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our battery sells sales volume;

●	our ability to enhance our electronic control system sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

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

In December 2022, China declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with coronavirus and stopped identifying close contacts or designating high-risk and low-risk areas. With the termination of quarantine policy, infection cases peaked in January 2023, which caused certain disruption on our supply chain in the short-term. Although we expect economic resurgence in the post-pandemic era, management will continue to access the uncertainties associated with the COVID-19 pandemic, which may further impact our future revenue growth and cash flows in the long-term.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2021, 2022 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended September 30,
	2021	2022	2023

Net revenues	$23,422,006	$17,389,217	$15,920,659
Cost of revenues	(23,039,528)	(17,170,178)	(14,781,260)
Gross profit	382,478	219,039	1,139,399
Selling and marketing expenses	(1,558,719)	(1,008,422)	(620,579)
General and administrative expenses	(2,562,317)	(4,833,293)	(4,658,529)
Research and development expenses	(138,861)	(839,931)	(652,370)
Total operating expenses	(4,259,897)	(6,681,646)	(5,931,478)
Loss from operations	(3,877,419)	(6,462,607)	(4,792,079)
Total other income (expenses), net	80,774	(397,499)	(2,529,255)
Loss from continuing operations before income tax expense	(3,796,645)	(6,860,106)	(7,321,334)
Income tax (expense) benefit	419,405	(527,119)	62,447
Net loss from continuing operations	(3,377,240)	(7,387,225)	(7,258,887)
(Loss) Income from discontinued operation, net of tax	(36,404)	(81,605)	573
Net loss	(3,413,644)	(7,468,830)	(7,258,314)
Net loss from continuing operations	(3,377,240)	(7,387,225)	(7,258,887)
Less: Net loss attributable to non-controlling interests from continuing operations	(434,971)	(1,005,032)	(475,227)
Net loss attributable to our shareholders from continuing operations	(2,942,269)	(6,382,193)	(6,783,660)
Loss (Income) from discontinued operation, net of tax	(36,404)	(81,605)	573
Net loss (income) attributable to our shareholders from discontinued operations	(36,404)	(81,605)	573
Net loss attributable to our shareholders	$(2,978,673)	$(6,463,798)	$(6,783,087)

Segment Information

We operate in three segments for the fiscal years ended September 30, 2021, 2022 and 2023: (i) battery cells and packs; (ii) e-bicycle sales; and (iii) electronic control system and intelligent robot segment. The battery cells and packs segment engaged in selling battery packs. The e-bicycle sales segment sells e-bicycles offline to regional exclusive distributors and wholesalers and on various online e-commerce platforms to individual customers. The electronic control system and intelligent robot segment engage in selling electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023. The revenue from comprehensive machine maintenance services for the fiscal year ended September 30, 2023 was included in “Other” segment for segment reporting.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the fiscal years ended September 30, 2021, 2022 and 2023:

	Year Ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit margin	3.2%	1.6%	1.9%	-4.4%	1.6%

	Year Ended September 30, 2022
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment loss before tax	(1,538,888)	(3,068,693)	(4,607,581)	(2,252,525)	(6,860,106)
Segment gross profit margin	6.5%	-1.7%	1.8%	-7.6%	1.3%

	Year Ended September 30, 2023
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers*	$8,245,966	$4,276,147	$2,344,373	$14,866,486	$1,054,173	$15,920,659
Depreciation and amortization	(34,870)	(255,032)	(364,180)	(654,082)	(528,892)	(1,182,974)
Segment loss before tax	(534,720)	(2,551,727)	(162,757)	(3,249,204)	(4,072,130)	(7,321,334)
Segment gross profit margin	6.9%	2.2%	25.8%	8.6%	-12.5%	7.2%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The depreciation and amortization of e-bicycle sales segment increased by 129%, or $180,300, from fiscal 2021 to fiscal 2022, which was due to the acquisition of land use rights and buildings of Tianjin Jiahao in July 2021. The depreciation and amortization of unallocated decreased by $14,572 to $314,971 for fiscal 2022 from $329,543 for fiscal 2021. The decrease was mainly due to the decreased depreciation of our charging piles equipment.

The depreciation and amortization of battery cells and packs segment decreased by 88%, or $254,280, from fiscal 2022 to fiscal 2023, which was due to the disposal of land use rights and buildings of Tianjin Jiahao in March 2023. The depreciation and amortization of electronic control system and intelligent robots sales segment increased from nil for fiscal 2022 to $364,180 for fiscal 2023. The increase was mainly due to the acquisition of Changzhou Sixun in January 2023.

Segment income/loss before tax

The income before tax of battery cells and packs segment significantly decreased by $1,555,790 to loss of $1,538,888 for fiscal 2022 from income of $16,902 for fiscal 2021. The loss was primarily due to an increase of general and administrative expenses of $1,743,944 for fiscal 2022.

We had a loss before tax of e-bicycle sales segment of $3,068,693 for fiscal 2022, and loss before tax of $2,034,515 for fiscal 2021. The increase in loss in 2022 fiscal year was primarily due to reduced unit price and the decrease of sales volume of e-bicycles under the fierce competition of the e-bicycle industry. Overall, our unit price of e-bicycles decreased by 12% and sales volume decreased by 40% in fiscal 2022 compared with fiscal 2021.

We had a loss before tax of unallocated of $2,252,525 for fiscal 2022 and a loss before tax of unallocated of $1,779,032 for fiscal 2021. The increased loss in 2022 fiscal year was primarily due to the increased expenditures on share-based compensation and the management’s salaries.

The loss before tax of battery cells and packs segment decreased by $1,004,168 to loss of $534,720 for fiscal 2023 from loss of $1,538,888 for fiscal 2022, representing a decrease of 65%. The decrease was primarily due to (1)the decrease of general and administrative expenses of $666,547 in fiscal 2023 compared with fiscal 2022, (2) the decrease of research and development expenses of $288,327 in fiscal 2023 compared with fiscal 2022 and (3) the increase of interest income from loans to related parties of $123,605 for fiscal 2023.

We had a loss before tax of e-bicycle sales segment of $2,551,727 for fiscal 2023, and a loss before tax of $3,068,693 for fiscal 2022, representing a decrease of $516,966. The decrease in loss in 2023 fiscal year was primarily due to the decrease in general and administrative expenses of $1,097,241 for fiscal 2023 compared with fiscal 2022 which was partially offset by an increase of other expenses of $1,542,704 for fiscal 2023 compared with fiscal 2022, mainly due to the loss from the disposal of Tianjin Jiahao and Tianjin Dilang in fiscal 2023.

We had a loss before tax of unallocated of $4,072,130 for fiscal 2023 and a loss before tax of unallocated of $2,252,525 for fiscal 2022. The significant increase in loss in 2023 fiscal year was primarily due to the increased expenses related to share-based compensation and the impairment loss of goodwill.

Components of Results of Operations

Years Ended September 30, 2021, 2022 and 2023

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the fiscal years ended September 30, 2021, 2022 and 2023, respectively:

		Years Ended September 30,
	Segment	2021	2022	2023
Sales of batteries and battery packs	Battery cells and packs segment	$4,288,366	$6,990,215	$8,245,966
Sales of e-bicycles	E-bicycle sales segment	18,232,537	9,405,103	4,276,147
Sales of electronic control system and intelligent robots	Electronic control system and intelligent robot sales segment	-	-	2,344,373
Others		901,103	993,899	1,054,173
Net Revenue		$23,422,006	$17,389,217	$15,920,659

Net revenues

Our revenues from continuing operations for the fiscal years ended September 30, 2021, 2022 and 2023 were $23,422,006, $17,389,217 and $15,920,659, respectively. The decrease in revenue from fiscal 2021 to fiscal 2022 was mainly due to the decrease of sales of e-bicycles and partially offset by the increase of sales of batteries and battery packs. The decrease in revenue from fiscal 2022 to fiscal 2023 was mainly due to the decrease of sales of e-bicycles and partially offset by the increase of sales of electronic control system and intelligent robots and the increase of sales of battery packs.

The sales of e-bicycles segment engaged in online and offline sale. The sales of e-bicycles decreased by 48.4% to $9,405,103 for fiscal 2022 from $18,232,537 for fiscal 2021 due to the decreased unit price and the decreased sales volume of the e-bicycles under the fierce competition of the e-bicycle industry. Overall, our unit price of e-bicycles decreased by 12% and sales volume decreased by 40% in fiscal 2022 compared with fiscal 2021. The market share of leading companies increased, and the small and middle companies had to reduced sales price in response to the competition.

The revenue from sales of battery packs for fiscal 2022 was $6,990,215, compared to $4,288,366 for fiscal 2021. We continued to boost sales of our battery packs due to the increasing market demand and the increase of unit price during fiscal 2022. Our sales price of battery packs increased by approximately 60% for fiscal 2022 compared to fiscal 2021.

The sales of e-bicycles decreased by 54.5% or $5,128,956 to $4,276,147 for fiscal 2023 from $9,405,103 for fiscal 2022 due to the decreased sales volume of the e-bicycles under the fierce competition of the e-bicycle industry. Overall, our sales volume decreased by 48% in fiscal 2023 compared with fiscal 2022. The leading companies were forced to penetrate into the middle and low-end e-bicycles market due to the performance pressure and the small and middle companies had to reduced sales price in response to the competition. In addition, we disposed our shares in Tianjin Dilang and Tianjin Jiahao in 2023, whose main business was sale of e-bicycles.

The sales of lithium battery packs and lead-acid battery packs increased by 18%, or $1,255,751, to $8,245,966 for fiscal 2023 from $6,990,215, for fiscal 2022 due to the development of the lead-acid battery market in Sichuan and the increased sales volume of the lead-acid battery packs supported by several new large orders. Overall, our sales volume of lithium battery packs increased by 5% in fiscal 2023 compared with fiscal 2022, but the unit price of lithium battery packs decreased by 14% in fiscal 2023 compared with fiscal 2022. The revenue generated from the sales of the lead-acid battery packs was $3,674,578 for fiscal 2023 compared nil for fiscal 2022.

The revenue from sales of electronic control system and intelligent robots for fiscal 2023 was $2,344,373, compared to nil for fiscal 2022. We developed new business segment, electronic control system and intelligent robot sales segment, during the year ended September 30, 2023.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, purchase of components of the electronic control system, commission processing expenses for intelligent robots, depreciation, maintenance, and other overhead expenses.

Our cost of revenues decreased by $5,869,350, or 25%, to $17,170,178 for fiscal 2022 from $23,039,528 for fiscal 2021, which was primarily due to the decrease of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, which is in line with the decrease of revenues.

Our cost of revenues decreased by $2,388,918, or 14%, to $14,781,260 for fiscal 2023 from $17,170,178 for fiscal 2022, which was primarily due to the decrease of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, which is in line with the decrease of revenues.

Gross profit

Gross profit for the fiscal years ended September 30, 2021, 2022 and 2023 was $382,478, $219,039 and $1,139,399, or 2%, 1% and 7.2% of net revenues, respectively.

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

Gross profit margin for fiscal 2023 increased from 1% to 7.2%, primarily due to the positive margin of sales of electronic control system and intelligent robots and sales of e-bicycles. The electronic control system developed and manufactured by Changzhou Higgles was embedded with highly complex software and the limited competition in the market results in a relatively high gross profit margin of 46% for electronic control system sales, which accounts for 5% of our total revenue. The gross profit margin from sales of intelligent robots for fiscal 2023 was 15%. We customized the development of intelligent robots according to customer needs, ensuring that the products meet the specific needs of customers. This level of customization adds significant value to the products, resulting in higher gross margins. The gross profit margin from machine maintenance services business, included in unallocated segment, was 39%, which generated a revenue of $184,029 for fiscal 2023.

Selling and marketing expenses

Our selling and marketing expenses decreased by $550,297, or approximately 35%, to $1,008,422 for fiscal 2022 from $1,558,719 for fiscal 2021, primarily due to the decrease of exhibition expenses, advertising and promotion expenses. Exhibitions and many sales activities were cancelled or adversely affected by COVID-19 pandemics under zero-COVID policy in 2022. The advertising expenses decreased by $115,697, or 66%, from $174,566 in fiscal 2021 to $58,869 in fiscal 2022. The exhibition expenses decreased by $152,955, or 81%, from $188,177 in fiscal 2021 to $35,221 in fiscal 2022.

Our selling and marketing expenses decreased by $387,843, or approximately 38.5%, to $620,579 for fiscal 2023 from $1,008,422 for fiscal 2022, primarily due to the decrease in salaries for sales and marketing personnel, service expenses, and storage fees. Salaries for sales and marketing personnel decreased by $226,708, or 45%, from $508,294 in fiscal 2022 to $281,587 in fiscal 2023, mainly due to the downsize of the sales team. Service expenses decreased by $47,705, or 71%, from $67,234 in fiscal 2022 to $19,529 in fiscal 2023. As we continued to lean on our existing customer base for the expansion of battery business, our expenses in promotion and marketing decreased. Storage fees decreased from $34,438 in fiscal 2022 to nil in fiscal 2023, mainly due to the decrease of e-cycles sales.

General and administrative expenses

Our general and administrative expenses increased by $2,972,046, or 110%, to $5,673,224 for fiscal 2022 from $2,701,178 for fiscal 2021. The increase was primarily attributed to (1) the increase of share-based compensation expense, management salaries and employee bonus of $707,763, or 103%; (2) the increased depreciation and amortization for the acquired land use rights and buildings of $311,805, or 214%; and (3) the increased expenses in research and development activities for new e-bicycles models of $89,125, or 53%.

Our general and administrative expenses decreased by $174,764, or 3.6%, to $4,658,529 for fiscal 2023 from $4,833,293 for fiscal 2022. The decrease was primarily attributed to (1) the decrease of the bad debt expense on accounts receivable of $619,024, or 55%, mainly due to the decrease in the balance of accounts receivable as a result of the transfer of 100% of the equity interests of Tianjin Dilang; (2) the decrease of depreciation and amortization of $287,785, or 46%, mainly due to the disposal of land use right and buildings of Tianjin Jiahao. The decrease was partially offset by the increase of share-based compensation expense of $819,714.

Research and development expenses

Our research and development expenses increased by $701,070, or 505%, to $839,931 for fiscal 2022 from $138,861 for fiscal 2021.The increase was primarily attributed to the research and development activities for new e-bicycles models of $610,389.

Our research and development expenses decreased by $187,561, or 22%, to $652,370 for fiscal 2023 from $839,931 for fiscal 2022. The decrease was primarily attributed to the decreased expenses in research and development activities for new e-bicycles models of $610,389 which was offset by the increase in research and development activities for electronic control system of $613,274.

Income tax expense/benefit

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax benefit and expenses were $419,405 and $527,119 for fiscal 2021 and 2022, respectively, and we also incurred an income tax benefit of $62,447 for fiscal 2023. The reason is the increased deferred tax assets of $647,147 for fiscal 2023, due to the increase in net loss and the increase in reserve for inventories. The EIT Law applies a preferential 15% income tax rate for the high technology enterprises in China and 100% additional deduction of research and development expenses for the manufacturing enterprises in China.

Net loss from continuing operations

Our loss from continuing operations was $3,377,240, $7,387,225 and $7,258,887 for fiscal 2021, 2022 and 2023, respectively.

Loss/Income from discontinued operation, net of tax

Our loss from discontinued operation was $36,404 and $81,605 for fiscal 2021 and 2022, respectively, primary due to the decrease in rental revenue that caused by the decline of customers’ demands and the termination of our sublease contract under the impact of COVID-19. Our net income from discontinued operation was $573 for fiscal 2023.

Net loss

As a result of the foregoing, we recorded a net loss of $3,413,644, $7,468,830, and $6,783,087 for fiscal 2021, 2022 and 2023, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contributions, initial public offering, registered direct offering and from operations. We received net proceeds of approximately $10.85 million in our initial public offering in January 2021 and received net proceeds of approximately $10.88 million in the previous registered direct offering in June 2021. On July 21, 2022, we entered into a securities purchase agreement with certain “non-U.S. persons” as defined in Regulation S of the Securities Act, and received net proceeds of $8.00 million. On March 9, 2023, we entered into a securities purchase agreement with certain purchasers and issued 18,000,000 ordinary shares for gross proceeds of $14.4 million. On June 6, 2023, we entered into a securities purchase agreement with certain purchasers and received $8.5million in gross proceeds. On September 11, 2023, we entered into a securities purchase agreement with certain investors and received net proceeds of $8.95 million.

We plan to support our future operations primarily from cash generated from our operations. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2023, we had cash and cash equivalents of $17,253,120 and total working capital of $41,856,141, $42,549,984 of which was from continuing operations and the current liabilities exceeded the current assets by $693,843 for discontinued operation.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through the contractual arrangements with our VIE.

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

To utilize the proceeds from the private placement in 2023, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and VIE are subject to certain statutory limits. We are able to use all of the net proceeds from offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect to continue using the net proceeds in the PRC in the form of Renminbi and, therefore, our PRC subsidiary and VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended September 30,
	2021	2022	2023
Net cash used in operating activities, continuing operations	$(6,871,446)	$(10,298,816)	$(9,112,643)
Net cash provided by (used in) operating activities, discontinued operation	615,011	(56,214)	-
Net cash used in investing activities, continuing operations	(11,436,429)	(4,488,509)	(13,968,099)
Net cash provided by investing activities, discontinued operation	399,175	7,434	-
Net cash provided by financing activities, continuing operations	22,764,076	14,243,210	36,169,907
Effect of exchange rate changes	78,968	(883,772)	(248,388)
Net increase (decrease) in cash, cash equivalents, and restricted cash	5,549,355	(1,476,667)	12,840,777
Cash, cash equivalents and restricted cash, at beginning of fiscal year	340,530	5,889,885	4,413,218
Cash, cash equivalents and restricted cash, at end of fiscal year	$5,889,885	$4,413,218	$17,253,995

Years Ended September 30, 2021, 2022 and 2023

Operating Activities

Net cash used in continuing operating activities was $9,112,643 for fiscal 2023, primarily derived from (1) a net loss from continuing operations of $7,258,887, adjusted by (i) impairment loss of goodwill of $1,792,392, (ii) depreciation and amortization of $1,182,974, (iii) share-based compensation of $1,260,339, (iv) loss from disposal of a subsidiary of $1,593,656, and (v) gain from earnout in the acquisition of Changzhou Sixun of $979,770; (2) a decrease of accounts receivables of $2,596,732 mainly due to a decrease in disposal of Tianjin Dilang and Tianjin Jiahao and timely payment of a new customer; (3) an increase of prepaid expenses and other current assets of $2,972,838; (4) an increase of other non-current assets of $1,010,759 mainly due to advance payment for construction in progress and offset by (5) an increase of accrued expenses and other payables of $4,038,271; (6) an increase of advance to suppliers of $9,365,508, primarily due to prepayment for purchase of customized equipment.

Net cash used in continuing operating activities was $10,298,816 for fiscal 2022, primarily derived from (1) a net loss from continuing operations of $7,387,225, adjusted by depreciation and amortization of $1,003,846 and allowance of doubtful account of $1,094,291; (2) an increase of advance to suppliers of $4,206,570, primarily due to prepayments made for our e-bicycles sales business; (3) an increase of accounts receivables of $2,492,075 due to delayed payment of customers; (4) an increase of amount due from related parties of $4,217,864 which was primarily due to prepayments made for our e-bicycles sales business to related parties; and (5) an increase of prepaid expenses and other current assets because of the large prepayment for land use right; and offset by an increase of accrued expenses and other payables of $2,429,472.

Net cash used in discontinued operating activities was $56,214 for fiscal 2022, primarily derived from (1) a net loss from discontinuing operations of $81,605, adjusted by depreciation and amortization of $46,381 and loss from the disposal of property, plants and equipment of $33,199; (2) a decrease of accounts receivable of $2,913; and (3) a decrease in account payable of $85,867 as some suppliers shortened their credit terms and we have made payments to them accordingly.

Net cash used in continuing operating activities was $6,871,446 for fiscal 2021, primarily derived from (1) a net loss from continuing operations of $3,377,240, adjusted by depreciation and amortization of $469,848; (2) an increase of advance to suppliers of $4,514,366, primarily due to prepayments made for our e-bicycles sales business; (3) an increase of amount due from related parties of $3,062,904 which was primarily due to prepayments made for our e-bicycles sales business to related parties, and offset by (1) an increase of accrued expenses and other payables of $3,026,677; and (2) a decrease of note receivable of $1,736,538 due to the collection of receivable outstanding.

Net cash provided by discontinued operating activities was $615,011 for fiscal 2021, primarily derived from (1) a net loss from discontinuing operations of $36,404, adjusted by depreciation and amortization of $292,739; (2) a decrease of accounts receivable of $328,631; (3) a decrease of prepaid expense and other current assets of $363,640 and was offset by a decrease of accrued expenses and other payable of $298,237.

Investing Activities

For fiscal 2023, net cash used in investing activities for the continuing operations was $13,968,099, mainly consisted of (1) loan of $5,142,327 to related party; (2) purchases of property, plants and equipment of $3,261,000 and land use right of $1,729,035; (3) purchases of long-term investment of $12,113,425 and prepayment for intended long-term investment of $2,835,552; partially offset by collection of loan to related parties of $6,596,215 and net cash inflow from disposal of Tianjin Dilang and Tianjin Jiaohao of $5,089,321.

For fiscal 2022, net cash used in investing activities for the continuing operations was $4,481,075, mainly consisted of (1) interest-free loan of $4,730,513 to related party; (2) purchases of property, plants and equipment of $234,256 and long-term investment of $154,886; partially offset by maturities of short-term investment $1,525,972, proceed from short-term investment of $109,817 and collection of loan to related parties of $534,090.

For fiscal 2022, net cash provided by investing activities for the discontinued operations were $7,434, which was primarily due to a proceed from disposal of equipment.

For fiscal 2021, net cash used in investing activities for the continuing operations was $11,436,429, which was primarily due to purchases of property, plants and equipment of $6,723,468 and intangible asset of $4,497,426, primarily related to the purchase of the factory and land use right associated with the acquisition of Tianjin Jiahao, which was partially offset by the proceeds from disposal of property, plants and equipment of $453,652.

For fiscal 2021, net cash provided by investing activities for the discontinued operations were $399,175, which was primarily due to the proceeds from disposal of equipment.

Financing Activities

For fiscal 2023, net cash provided by financing activities for the continuing operations was $36,169,907, primarily consisted of (1) cash receipts from equity issuance in the amount of $31,848,983; (2) the collection of loan from related parties in the amount of $1,574,901; (3) proceeds from short-term borrowings of $1,034,977 and long-term borrowings of $4,536,883; and (4) the repayments of short-term borrowings of $2,835,55.

For fiscal 2022, net cash provided by financing activities for the continuing operations was $14,243,210, primarily consisted of (1) cash receipts from equity issuance in the amount of $8,000,000; (2) the collection of loan from a shareholder in the amount of $2,992,126; and (3) proceeds from short-term borrowings of $3,051,944.

For fiscal 2021, net cash provided by financing activities for the continuing operations was $22,764,076, primarily consisted of (1) cash receipts from equity issuance in the amount of $20,947,182 and (2) the collection of loan from a shareholder in the amount of $1,821,847.

Trend Information

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

Operating Lease

We have entered into various non-cancellable operating lease agreements mainly for office space and storage warehouses which are substantially located in PRC. We determine if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements (“CFS”) upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The following is a schedule of future minimum payments under our operating leases as of September 30, 2023:

Years ending September 30,	Amount
2024	$41,941
Total lease payments	41,941
Less: imputed interest	(371)
Total	$41,570

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2023.

Critical Accounting Policies and Estimates

Our CFS were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting policies and estimates should be read in conjunction with Note 2 in our CFS for the fiscal years ended September 30, 2022 and 2023, for more information on our critical accounting policies.

Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property, plants and equipment, impairment of short-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

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

We review available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s FV, we consider, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and ours intent and ability to hold the investment. OTTI, if any, is recognized as loss in the consolidated statements of income. For fiscal 2021, 2022 and 2023, we did not record any OTTI.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. We analyze the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer creditworthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Inventories

Inventories, primarily consisting of the raw materials purchased by us for battery packs assembling, e-bicycles production and electronic control system, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

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

Land use rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 50 years and expires on January 5, 2073.

Goodwill

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We first have the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than its carrying amount.

If we decide, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount.

Revenue recognition

We follow ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). We applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cells, battery packs, e-bicycles, electronic control system and intelligent robots

We sell products to different customers, primarily sales of self-manufactured battery cells (see Note 17 Discontinued Operation), self-assembled battery packs, e-bicycles, electronic control system and intelligent robots. We identify one performance obligation in providing the products for a fixed consideration as stated in the sales contract. We present the revenue generated from its sales of products on a gross basis as we act a principal. The revenue is recognized at a point in time when we satisfy the performance obligation by transferring the promised product to the customers upon acceptance by customers.

Revenue from maintenance service

We provide comprehensive machine maintenance service, usually through a separate contract specified for the provision of maintenance service. In accordance with the detailed requirements in the contract, we implement a targeted maintenance strategy for machines in need of repair. We identified one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. We present the revenue generated from its sales of products on a gross basis as we act a principal. The revenue is recognized at a point in time when we satisfied the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

We also provide other services mainly including photovoltaic engineering contracting, and sales of other miscellaneous products and materials. We identified one performance obligation in the provision of services and products in the sales contract and recognized revenue at a point time when we satisfy the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, we do not directly engage in the construction but rather serves as an intermediatory to connect project employers with suitable contractors. Therefore, we present the revenue from photovoltaic engineering contracting on a net basis as we act an agent.

Recent accounting pronouncements

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments – Credit Losses,” which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. We have adopted ASU 2016-13 since October 1, 2023. We are in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

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

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021and 2022 were increases of 2.1% and 1.6%, and was decreased 0.5% for November 2023. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	36	Chief Executive Officer and Director
Jingyan Wu	53	Chief Financial Officer
Zebin Zhao	37	Chief Operating Officer
Peiyao Jin	41	Director
Guanghui Yang	61	Independent Director
Robert Johnson	55	Independent Director
Guanneng Lai	37	Independent Director

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

Jingyan Wu has been serving as our Chief Financial Officer and the Chief Financial Officer of the VIE, Jiangsu EZGO Electronic Technologies, Co., Ltd., since September 1, 2020. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her Bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and Master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

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

6.B. Compensation

For the fiscal years ended September 30, 2022 and 2023, we paid an aggregate of 1,677,448 (approximately $255,974) and RMB1,677,448 (approximately $255,974), respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Mr. Guanghui Yang and is chaired by Mr. Robert Johnson. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

6.D. Employees

As of the date of this annual report, we have 81 full-time employees, and all our employees are based in China.

The following table provides the number of our employees by function as of the date of this annual report:

Function	Number of Full-Time Employees
Research and Development	12
Manufacture	29
Business and Marketing	18
Administrative, Human Resources and Finance	22
Total	81

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

6.E. Share Ownership

As of January 25, 2024, 102,165,549 ordinary shares were outstanding. Holders of EZGO’s ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 102,165,549 ordinary shares outstanding as of January 25, 2024.

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 25, 2024 by:

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(2)	6,725,016	6.6%
Jingyan Wu	—	—
Zebin Zhao	—	—
Peiyao Jin	338,364	*
Robert Johnson	—	—
Guanghui Yang	—	—
Guanneng Lai	—	—
All directors and executive officers as a group (7 persons)	7,063,380	6.9%

*	Less than 1.0%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	Includes 3,034,200 ordinary shares owned directly by WXYZ Group Ltd., of which Jianhui Ye, our Chief Executive Officer, is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

None of EZGO’s major shareholders have differing voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of EZGO’s major shareholders.

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

During the fiscal years ended September 30, 2021, 2022 and 2023, and to the date of this annual report, we had the following material related party transactions:

		Year Ended September 30,
Related Parties	Nature	2021	2022	2023
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Purchase of e-bicycles	$(6,048,053)	$(4,029,157)	$(2,179,826)
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Purchase of battery packs	-	(1,498,964)	-
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Loan to a related party	-	3,051,944	5,134,618
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Collection of loan to a related party	-	-	(6,007,720)
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Long-term investment in a related party	-	(1,525,972)	-
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Purchase of e-bicycles, gears and parts	(915,213)	(1,188,752)	(1,158,391)
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Rental fee and utility fee	(146,607)	-	-
Shenzhen Star Cycling Network Technology Co., Ltd. (k)	Loan to a related party	310,395	915,583	4,253
Shenzhen Star Cycling Network Technology Co., Ltd. (k)	Collection of loan to a related party	-	-	(446,599)
Jiangsu Youdi Technology Co., Ltd. (n)	Interest-free loan to a related party for its daily operational purposes	-	296,200	-
Jiangsu Youdi Technology Co., Ltd. (n)	Collection of interest-free loan to a related party	-	-	(141,896)
Jiangsu Youdi Technology Co., Ltd. (n)	Loan to a related party	-	457,792	3,456
Nanjing Mingfeng Technology Co.,Ltd. (l)	Loan to a related party	228,774	-	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Interest-free loan to a related party for its daily operational purposes	-	305,194	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Repayment of interest-free loan to a related party	-	(534,090)	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Payment received on behalf of a related party	-	-	35,846
Nanjing Mingfeng Technology Co.,Ltd. (l)	Transfer of payment received on behalf of a related party	-	-	(26,705)
Beijing Weiqi Technology Co., Ltd. (j)	Sales of e-bicycles to a related party	12,341	-	-
Henglong Chen (a)	Collection of loan from a shareholder*	(1,821,847)	(2,992,126)	(99,634)
Huiyan Xie (b)	Loan from a related party	-	504,334	830,108
Huiyan Xie (b)	Repayment of interest-free loan from a related party	-	(70,198)	(75,653)
Shuang Wu (c)	Loan from a related party	-	-	675,067
Shuang Wu (c)	Expenses paid for daily operation on behalf of the Company	-	-	142,394
Shuang Wu (c)	Reimbursement for expenses paid for daily operation on behalf of the Company	-	-	(99,693)
Fang Yan (d)	Loan from a related party	-	-	69,726
Fang Yan (d)	Repayment of interest-free loan from a related party	-	(45,427)	(14,266)
Jianhui Ye (e)	Loan from a related party	-	127,720	-
Jianhui Ye (e)	Repayment of interest-free loan from a related party	-	(132,115)	-

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity. The loans made to Henglong Chen were for his personal purposes violated Sarbanes-Oxley Act section 402 due to the lack of internal control in related party borrowings. All of the loans of $4,737,521 were collected before September 30, 2023.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct our business in the PRC primarily though the VIE and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, since we entered into contractual arrangements with the VIE in November 2019. For a description of these contractual arrangements, see “Item 4.A. History and Development of the Company.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

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

8.B No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

EZGO’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $0.0971 on January 25, 2024.

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

EZGO has adopted amended and restated memorandum and articles of association authorize the issuance of up to 500,000,000 ordinary shares of par value US$0.001 each and up to 10,000 preferred shares of no par value.

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

EZGO’s ordinary shares have listed on Nasdaq under the symbol “EZGO.”

Ordinary Shares

General. The maximum number of shares we are authorized to issue is 500,000,000 ordinary shares, with a par value of $0.001 each and 10,000 preferred shares of no par value. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

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

Liquidation. On a liquidation, on winding up or other return of assets of the EZGO to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

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

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

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

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, EZGO’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed with or without cause, by a resolution of EZGO’s shareholders, or with cause by a resolution of the directors.

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

BVI law has no comparable statute. As a result, we are not afforded the same statutory protections in the BVI as we would be offered by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “—Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

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

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a resolution of EZGO’s shareholders.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our amended and restated memorandum and articles of association may be amended with a resolution of EZGO’s shareholders or, by resolutions of directors, except that the directors of the company shall not have the power to amend our amended and restated memorandum (a) to restrict the rights or powers of the members to amend the memorandum or articles; (b) to change the percentage of members required to pass a resolution to amend the memorandum or articles; or (c) in circumstances where the memorandum or articles cannot be amended by the members.

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

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the BVI applicable to us or EZGO’s shareholders.

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

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the MOFCOM or SAFE.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors-Risks Related do Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and EZGO’s non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

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

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of EZGO’s ordinary shares. This summary applies only to U.S. Holders that hold EZGO’s ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of EZGO’s ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular shareholders of EZGO in light of their individual circumstances or to persons in special tax situations such as:

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

EZGO’S SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EZGO’S ORDINARY SHARES.

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

Taxation of Dividends and Other Distributions on EZGO’s Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on EZGO’s ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on EZGO’s ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information – 10.E. Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on EZGO’s ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to EZGO’s ordinary shares. Dividends received on EZGO’s ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH EZGO SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF EZGO’S ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.ezgotech.com.cn. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.4434 in the fiscal year ended September 30, 2021 to US$1.00 for RMB6.5532 in the fiscal year ended September 30, 2022, and US$1.00 for RMB7.0533 in the fiscal year ended September 30, 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal year 2022, our revenue, cost of revenue and total expenses, including selling expenses, general and administrative expenses, and research and development for the fiscal year ended September 30, 2023 would increase by approximately $1.2 million, $1.1 million and $0.5 million, respectively.

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

Credit Risk

As of September 30, 2021, 2022 and 2023, we had cash and cash equivalents of $4,774,531, $4,389,990 and $17,253,120, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt Securities.

None.

12.B Warrants and Rights.

None.

12.C Other Securities.

None.

12.D American Depositary Shares.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of EZGO’s security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-249687) (the “IPO Form F-1”), in relation to our initial public offering of 3,038,500 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment. The IPO Form F-1 was declared effective by the SEC on December 31, 2020. Our initial public offering closed on January 28, 2021.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-256311) (the “Follow-on Offering Form F-1”), in relation to our follow-on offering of 2,564,102 Units, with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share. We sold the Units at a price of $4.68 per Unit and received gross proceeds from the follow-on offering, before deducting offering expenses payable by us, of approximately $12 million. The Follow-on Offering Form F-1 was declared effective by the SEC on May 26, 2021. Our follow-on offering closed on June 1, 2021. The exclusive placement agent was FT Global Capital, Inc.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2022 and 2023, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. Based on the assessment, our management has concluded that, due to the material weakness described below, our internal control over financial reporting was not effective.

As of September 30, 2023, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code of ethics is to promote ethical conduct and deter wrongdoing. The policies outlined in the code of ethics are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.ezgotech.com.cn within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the code of ethics were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at www.ezgotech.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei, respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2023
Audit fees*	$280,000	$280,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

On February 28, 2022, EZGO appointed Wei Wei as successor independent registered public accounting firm of the Company effective as of the same day and to perform independent audit services for the fiscal year ended September 30, 2022. The appointment of Wei Wei was approved by the audit committee of the board of directors on February 28, 2022. During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of Wei Wei, neither the Company nor anyone on its behalf has consulted with of Wei Wei on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that of Wei Wei concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

EZGO’s ordinary shares are listed on the Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies.

The Board adopted the Insider Trading Policy on January 8, 2024, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K. Cybersecurity.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-47.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(1)

2.1*	Description of Securities

2.2	Representative’s Warrants(2)

2.3	Placement Agent Warrant, dated June 1, 2021(9)

2.4	Form of Investor Warrant(4)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Form of Placement Agency Agreement from previous follow-on offering(4)

4.12	Form of Securities Purchase Agreement from previous follow-on offering(4)

4.13	Form of Indemnification Escrow Agreement from previous follow-on offering(5)

4.14	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(6)

4.15	English Translation of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and Jiangsu EZGO Electronic Technologies, Co., Ltd.(7)

4.16	English Translation of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and Jiangsu EZGO Electronic Technologies, Co., Ltd.(7)

4.17	Form of Securities Purchase Agreement dated as of July 21, 2022 by and among EZGO Technologies Ltd. and the Purchasers signatories thereto(8)

4.18	Form of Placement Agent Warrant from previous follow-on offering(9)

4.19	Form of Equity Transfer Agreement dated as of January 25, 2023, by and among Jiangsu EZGO New Energy Technologies Co., Ltd., EZGO Technologies Ltd., Changzhou Sixun Technology Co., Ltd. and certain Seller signatories thereto(10)

4.20	Equity Transfer Agreement, dated as of February 13, 2023, by and among Sutai (Tianjin) Packaging Materials Co., Ltd., Jiangsu EZGO Electric Technologies Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.(11)

4.21	Form of Securities Purchase Agreement, dated March 8, 2023, by and between the Company and the purchasers listed on the signature pages thereto.(12)

4.22	Equity Transfer Agreement, dated as of April 3, 2023, by and among Changzhou Yizhiying IoT Technologies Co., Ltd., Tianjin Mizhiyan New Energy Technologies Co., Ltd. and Tianjin Dilang Technologies Co., Ltd.(13)

4.23	Form of Securities Purchase Agreement, dated June 5, 2023, by and between the Company and the purchasers listed on the signature pages thereto(14)

4.24	Form of Securities Purchase Agreement, dated September 6, 2023, by and between the Company and the purchasers listed on the signature pages thereto(15)

4.25	Form of Securities Purchase Agreement, dated September 11, 2023, by and between the Company and the purchasers listed on the signature pages thereto(16)

4.26	Placement Agency Agreement between Aegis Capital Corp. and EZGO Technologies Ltd. dated August 17, 2023(16)

4.27	Form of Common Warrant from previous follow-on offering(16)

4.28	Form of Exchange Warrant from previous follow-on offering(16)

8.1*	List of Subsidiaries of the Registrant

11.1*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Briggs & Veselka Co., LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm

15.3*	Consent of DeHeng Law Offices (Shenzhen)

97.1*	Executive Compensation Clawback Policy

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

(1)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on April 11, 2023.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 19, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 28, 2021.

(5)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333- 256311), filed on May 24, 2021.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 17, 2022.

(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 27, 2022.

(9)	Incorporated herein by reference to the Company’s Current Report on Form 6-K/A, filed on September 22, 2022.

(10)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on January 26, 2023.

(11)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 16, 2023.

(12)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on March 9, 2023.

(13)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on April 18, 2023.

(14)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on June 6, 2023.

(15)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 11, 2023.

(16)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 13, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: January 26, 2024

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND 2023 AND

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2022 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheets of EZGO Technologies Ltd. and subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of operations, comprehensive loss, changes in equity, cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

January 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EZGO Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”) of EZGO Technologies Ltd. and its Subsidiaries (collectively, the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

January 27, 2022

 EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$4,389,990	$17,253,120
Restricted cash	23,228	875
Short-term investments	702,889	685,307
Accounts receivable, net	7,542,062	3,780,073
Notes receivable	-	10,965
Inventories, net	380,949	828,878
Advances to suppliers, net	10,529,144	18,756,368
Amount due from related parties, current	9,418,674	8,257,211
Prepaid expenses and other current assets	167,100	3,322,302
Total current assets	33,154,036	52,895,099

Non-current assets:
Property, plant and equipment, net	4,106,511	3,839,943
Intangible assets, net	-	2,572,844
Land use right, net	6,682,696	1,646,446
Right-of-use assets, net	-	46,652
Goodwill	-	3,057,943
Deferred tax assets, net	45,286	160,825
Long-term investments	2,101,519	12,190,534
Other non-current assets	1,417,534	5,497,233
Total non-current assets	14,353,546	29,012,420

Total assets	$47,507,582	$81,907,519

LIABILITIES
Current liabilities:
Short-term borrowings	$2,811,555	$1,000,548
Accounts payable	782,405	898,685
Advances from customers	900,436	1,039,310
Income tax payable	350,638	395,433
Lease liabilities	-	41,570
Amount due to related parties	591,638	850,213
Accrued expenses and other payables	7,827,863	6,119,355
Current liabilities of discontinued operation	703,668	693,843
Total current liabilities	13,968,203	11,038,957

Non-current liabilities:
Long-term borrowings	-	4,385,965
Total liabilities	13,968,203	15,424,922

Commitments and contingencies

EQUITY
Ordinary shares (par value of $0.001 per share; 500,000,000 shares authorized as of September 30, 2022 and 2023; 24,676,891 and 102,165,549 shares issued as of September 30, 2022 and 2023; 24,214,391 and 102,103,049 outstanding as of September 30, 2022 and 2023, respectively)	24,214	102,103
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(98,791)	-
Additional paid-in capital	40,690,086	81,801,967
Statutory reserve	233,622	335,477
Accumulated deficit	(7,887,621)	(14,772,562)
Accumulated other comprehensive loss	(2,315,795)	(4,066,713)
Total EZGO Technologies Ltd.’s shareholders’ equity	30,637,915	63,392,472
Non-controlling interests	2,901,464	3,090,125
Total equity	33,539,379	66,482,597

Total liabilities and equity	$47,507,582	$81,907,519

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2021	2022	2023
Net revenues	$23,422,006	$17,389,217	$15,920,659
Cost of revenues	(23,039,528)	(17,170,178)	(14,781,260)
Gross profit	382,478	219,039	1,139,399

Operating expenses:
Selling and marketing	(1,558,719)	(1,008,422)	(620,579)
General and administrative	(2,701,178)	(4,833,293)	(4,658,529)
Research and development	-	(839,931)	(652,369)
Total operating expenses	(4,259,897)	(6,681,646)	(5,931,477)

Loss from operations	(3,877,419)	(6,462,607)	(4,792,078)

Other income (expenses):
Financial (expense) income, net	(60,756)	(40,051)	109,541
Non-operating income (expenses), net	141,530	(357,448)	(232,518)
Gain from earnout in the acquisition of Changzhou Sixun	-	-	979,770
Impairment loss of goodwill	-	-	(1,792,392)
Loss from disposal of subsidiaries	-	-	(1,593,656)
Total other income (expenses), net	80,774	(397,499)	(2,529,255)

Loss from continuing operations before income taxes	(3,796,645)	(6,860,106)	(7,321,333)
Income tax benefit (expense)	419,405	(527,119)	62,447
Net loss from continuing operations	(3,377,240)	(7,387,225)	(7,258,886)
(Loss) income from discontinued operation, net of tax	(36,404)	(81,605)	573
Net loss	$(3,413,644)	$(7,468,830)	$(7,258,313)

Net loss from continuing operations	$(3,377,240)	$(7,387,225)	$(7,258,886)
Less: Net loss attributable to non-controlling interests from continuing operations	(434,971)	(1,005,032)	(475,227)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(2,942,269)	(6,382,193)	(6,783,659)

(Loss) income from discontinued operation, net of tax	(36,404)	(81,605)	573
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(36,404)	(81,605)	573
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(2,978,673)	$(6,463,798)	$(6,783,086)

Net loss from continuing operations per ordinary share:
Basic and diluted	$(0.27)	$(0.47)	$(0.15)
Net loss from discontinued operation per ordinary share:
Basic and diluted	$(0.00)	$(0.01)	$0.00
Net loss per ordinary share:
Basic and diluted	$(0.27)	$(0.48)	$(0.15)
Weighted average shares outstanding
Basic and diluted	10,735,606	13,662,927	45,881,814

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2021	2022	2023
Loss from continuing operations before non-controlling interests	$(3,377,240)	$(7,387,225)	$(7,258,886)
(Loss) income from discontinued operation, net of tax	(36,404)	(81,605)	573
Net loss	(3,413,644)	(7,468,830)	(7,258,313)

Other comprehensive income (loss)
Foreign currency translation adjustment	973,379	(2,963,843)	(1,750,918)
Unrealized gain or loss in available-for-sale debt investments	58,461	(58,461)	-
Comprehensive loss	(2,381,804)	(10,491,134)	(9,009,231)
Less: Comprehensive loss attributable to non-controlling interests	(257,185)	(1,117,034)	(1,014,857)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(2,124,619)	$(9,374,100)	$(7,994,374)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary Shares		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated earnings/	Accumulated Other Comprehensive	Total EZGO’s shareholders’	Non- controlling	Total
	Share	Amount	receivables	shareholder	capital	reserve	(deficits)	Income (Loss)	equity	interest	Equity
Balance as of September 30, 2020	7,800,000	$7,800	$(7,800)	$(4,737,521)	$12,078,058	$212,842	$1,575,630	$(259,547)	$8,869,462	$4,275,683	$13,145,145
Issued shares of Ordinary shares, net of offering cost	5,826,891	5,827	-	-	20,181,990	-	-	-	20,187,817	-	20,187,817
Change in fair value of available-for-sale debt investments	-	-	-	-	-	-	-	58,461	58,461	-	58,461
Net loss	-	-	-	-	-	-	(2,978,673)	-	(2,978,673)	(434,971)	(3,413,644)
Receivable from a shareholder	-	-	-	1,585,342	-	-	-	-	1,585,342	-	1,585,342
Appropriation to statutory reserve	-	-	-	-	-	20,571	(20,571)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	795,593	795,593	177,786	973,379
Balance as of September 30, 2021	13,626,891	$13,627	$(7,800)	$(3,152,179)	$32,260,048	$233,413	$(1,423,614)	$594,507	$28,518,002	$4,018,498	$32,536,500
Shareholders’ contribution	10,000,000	10,000	-	-	7,990,000	-	-	-	8,000,000	-	8,000,000
Share-based compensation	587,500	587	-	-	440,038	-	-	-	440,625	-	440,625
Change in fair value of available-for-sale debt investments	-	-	-	-	-	-	-	(58,461)	(58,461)	-	(58,461)
Net loss	-	-	-	-	-	-	(6,463,798)	-	(6,463,798)	(1,005,032)	(7,468,830)
Receivable from a shareholder	-	-	-	3,053,388	-	-	-	-	3,053,388	-	3,053,388
Appropriation to statutory reserve	-	-	-	-	-	209	(209)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,851,841)	(2,851,841)	(112,002)	(2,963,843)
Balance as of September 30, 2022	24,214,391	$24,214	$(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379
Shareholders’ contribution	36,849,558	36,850	-	-	31,812,133	-	-	-	31,848,983	-	31,848,983
Additional issuance of ordinary shares for Acquisition of Changzhou Sixun	7,667,943	7,668	-	-	8,072,780	-	-	-	8,080,448	-	8,080,448
Share-based compensation	1,528,922	1,529	-	-	1,258,810	-	-	-	1,260,339	-	1,260,339
Warrant shares exercised via cashless option	31,842,235	31,842	-	-	(31,842)	-	-	-	-	-	-
Addition of non-controlling interest from Acquisition of Changzhou Sixun	-	-	-	-	-	-	-	-	-	273,698	273,698
Decrease of non-controlling interest from Disposal of Tianjin Dilang	-	-	-	-	-	-	-	-	-	929,820	929,820
Net loss	-	-	-	-	-	-	(6,783,086)	-	(6,783,086)	(475,227)	(7,258,313)
Receivable from a shareholder	-	-	-	98,791	-	-	-	-	98,791	-	98,791
Appropriation to statutory reserve	-	-	-	-	-	101,855	(101,855)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,750,918)	(1,750,918)	(539,630)	(2,290,548)
Balance as of September 30, 2023	102,103,049	$102,103	$(7,800)	$-	$81,801,967	$335,477	$(14,772,562)	$(4,066,713)	$63,392,472	$3,090,125	$66,482,597

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	Years Ended September 30,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(3,377,240)	$(7,387,225)	$(7,258,886)
Net (loss) income discontinued operation, net of tax	(36,404)	(81,605)	573
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	-	1,094,291	497,507
Provision for inventories	114,964	168,017	40,353
Depreciation and amortization	469,848	1,003,846	1,182,974
Share-based compensation	-	440,625	1,260,339
Gain on short-term investments	-	(109,817)	-
Loss from disposal of subsidiaries	-	-	1,593,656
Loss from long-term investment	-	-	205,101
Loss from the disposal of property, plant and equipment	14,764	553,054	-
Impairment loss of goodwill			1,792,392
Gain from earnout in the acquisition of Changzhou Sixun			(979,770)
Deferred tax (benefit) expense	(478,141)	526,462	(120,686)
Changes in operating assets and liabilities:
Accounts receivable, net	(180,212)	(2,492,075)	2,596,732
Notes receivable	1,736,538	-	31,191
Advances to suppliers, net	(4,514,366)	(4,206,570)	(9,365,508)
Inventories, net	(124,833)	327,317	(511,875)
Amount due from related parties	(3,062,904)	(4,217,864)	(723,343)
Prepaid expenses and other current assets	(848,518)	417,865	(2,972,838)
Other non-current assets	-	-	(1,010,759)
Accounts payable	333,318	232,137	439,278
Advances from customers	(67,293)	884,717	247,213
Income tax payable	85,952	36,932	55,024
Lease liabilities	-	-	(149,582)
Accrued expenses and other payables	3,026,677	2,429,472	4,038,271
Net cash used in operating activities from continuing operations	(6,871,446)	(10,298,816)	(9,112,643)
Net cash provided by (used in) operating activities from discontinued operations	615,011	(56,214)	-
Net cash used in operating activities	(6,256,435)	(10,355,030)	(9,112,643)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,723,468)	(234,256)	(3,261,000)
Purchase of land use right	(4,497,426)	(1,538,733)	(1,729,035)
Maturities of short-term investment	-	1,525,972	-
Proceeds from short-term investment	-	109,817	-
Purchase of long-term investments	(131,321)	(154,886)	(12,113,425)
Prepayment for intent long-term investment	-	-	(2,835,552)
Proceeds from disposal of property and equipment	453,652	-	-
Loan to related parties	(537,866)	(4,730,513)	(5,142,327)
Collection of loan to related parties	-	534,090	6,596,215
Net cash inflow from disposal of subsidiaries	-	-	5,089,321
Net cash outflow due to acquisition of Changzhou Sixun	-	-	(572,296)
Net cash used in investing activities from continuing operations	(11,436,429)	(4,488,509)	(13,968,099)
Net cash provided by investing activities from discontinued operations	399,175	7,434	-
Net cash used in investing activities	(11,037,254)	(4,481,075)	(13,968,099)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	307,352	3,051,944	1,034,977
Repayments of short-term borrowings	(312,305)	(305,194)	(2,835,552)
Proceeds from long-term borrowings	-	-	4,536,883
Loan from related parties	-	504,334	1,574,901
Repayments of loan from related parties	-	-	(89,919)
Collection of receivable from a shareholder	1,821,847	2,992,126	99,634
Cash receipts from equity issuance, net of issuance cost	20,947,182	8,000,000	31,848,983
Net cash provided by financing activities from continuing operations	22,764,076	14,243,210	36,169,907
Net cash provided by financing activities	22,764,076	14,243,210	36,169,907

Effect of exchange rate changes	78,968	(883,772)	(248,388)

Net increase (decrease) in cash, cash equivalents and restricted cash	5,549,355	(1,476,667)	12,840,777
Cash, cash equivalents and restricted cash, at beginning of year	340,530	5,889,885	4,413,218
Cash, cash equivalents and restricted cash, at end of year	$5,889,885	$4,413,218	$17,253,995

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$4,774,531	$4,389,990	$17,253,120
Restricted cash	1,115,354	23,228	875
Total cash, cash equivalents, and restricted cash	$5,889,885	$4,413,218	$17,253,995

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$6,523	$6,553	$2,485
Interest paid	$12,107	$398,750	$40,007

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
Purchase price reallocation between property, plant and equipment and land use right	$-	$2,767,138	$-
Shares issued for acquisition of Changzhou Sixun	$-	$-	$8,080,448
Receivable accrued for the gain from earnout in the acquisition of Changzhou Sixun	$-	$-	$947,178
Increase of non-controlling interests from acquisition of Changzhou Sixun	$-	$-	$273,698
Warrant shares exercised via cashless option	$-	$-	$31,842

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company mainly sells battery packs, battery cells, and electric bicycles (“e-bicycle”) in the PRC. The consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation / acquisition	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly-owned subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	Investment holding company
Jiangsu Langyi Import and Export Trading Co., Ltd. (“Langyi Trading”)	December 7, 2021	PRC	100%	Import and export trade of e-motor bicycles
EZGO Technologies Group Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., Wholly Foreign-owned Enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100%	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	December 29, 2022	PRC	100%	Holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	November 7, 2018	PRC	60%	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	60%	Equipment maintenance and repair

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE contractual arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Changzhou EZGO is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO primarily conducts its business in China through Jiangsu EZGO and its subsidiaries, based on a series of contractual arrangements. These contractual arrangements expire on November 8, 2039. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and enable it to receive substantially all the economic benefits from their operations.

Each VIE Agreements is described below:

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

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each equity holder of Jiangsu EZGO irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules, and regulations, all of the equity interest and assets in Jiangsu EZGO from each equity holder. The equity holders of Jiangsu EZGO agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO for the equity, whichever is lower. The purchase price for the assets is to be the minimum permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Exclusive Management Consulting and Technical Service Agreement (“EMCTSA”)

Pursuant to the EMCTSA, dated November 8, 2019, between WFOE and Jiangsu EZGO, Jiangsu EZGO agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by WFOE from time to time as necessary. Jiangsu EZGO shall pay WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the EMCTSA. The EMCTSA is effective for 20 years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The EMCTSA shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by WFOE in writing. During the term of the EMCTSA, Jiangsu EZGO may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO pledged the 100% equity interests in Jiangsu EZGO to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and EMCTSA. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of SAMR in accordance with the PRC Property Rights Law.

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net loss presented on Consolidated Statements of Operations as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, result of operations and cash flows of the EZGO’s VIE and subsidiaries of VIE.

As of September 30, 2022 and 2023, there was no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The net assets of the VIE was $8,558,672 and $5,613,179 as of September 30, 2022 and 2023, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business.

The following financial information of the VIE and its wholly-owned subsidiaries were included in the accompanying CFS as of September 30, 2022 and 2023 and for the fiscal years ended September 30, 2021, 2022 and 2023:

	As of September 30,
	2022	2023
Cash	$1,345,283	$583,260
Restricted cash	23,228	875
Amount due from non-VIE	7,590,655	15,971,809
Amount due from EZGO	417,138	118,015
Other	8,057,829	8,647,943
Total current assets	17,434,133	25,321,902
Total non-current assets	13,893,470	3,050,821
Total assets	$31,327,603	$28,372,723

Amount due to non-VIE	$12,374,640	$-
Amount due to EZGO	3,007,811	2,954,404
Current liabilities of discontinued operation	703,668	693,843
Other	6,682,812	7,049,893
Total current liabilities	22,768,931	10,698,140
Total non-current liabilities	-	12,061,404
Total liabilities	$22,768,931	$22,759,544

	Years Ended September 30,
	2021	2022	2023
Revenues	$19,628,860	$12,805,906	$6,757,558
Loss from operations	(3,497,613)	(4,273,622)	(1,605,292)
Other loss, net	(75,873)	(931,538)	(2,194,868)
Net loss from continuing operations	(2,677,940)	(5,781,106)	(3,800,165)
Loss from discontinued operation, net of tax	(36,404)	(81,605)	573
Net loss	(2,714,344)	(5,862,713)	(3,799,592)
Net loss attributable to EZGO’s shareholders	(2,279,373)	(4,857,681)	(3,478,102)

Net cash (used in) provided by operating activities	(1,101,659)	(49,082)	6,346,133
Net cash used in investing activities	(12,952,082)	(8,618,188)	(5,997,989)
Net cash provided by (used in) financing activities	18,157,942	6,578,924	(1,696,888)

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

(b) Consolidation

The CFS include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries were eliminated in consolidation.

A non-controlling interest in a subsidiary of the Company is the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net loss and other comprehensive loss attributable to non-controlling shareholders is presented as a separate component on the Consolidated Statements of Operations.

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

(d) Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets as of September 30, 2022 and 2023. The results of discontinued operation for the years ended September 30, 2021, 2022 and 2023 were reflected separately in the Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2021, 2022 and 2023 were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

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

(h) Short-term investments

Short-term investments include wealth management product and convertible debt instrument, which are classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities. Short-term investments are measured at FV and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized. The Company reviews available-for-sale debt investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s FV, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration, and the extent to which the FV of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI, if any, is recognized as loss in the Consolidated Statements of Operations. For the years ended September 30, 2021, 2022 and 2023, the Company did not record any OTTI.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the years ended September 30, 2021, 2022 and 2023, the Company recorded bad debt expense of nil, $1,036,654 and $497,507 from continuing operations and $11,438, $79,877 and nil from discontinued operation, respectively.

(j) Inventories, net

Inventories, primarily consist of 1) raw materials purchased for battery packs assembling and e-bicycles production, and components and parts for manufacturing electronic control system; 2) work in progress of distributed photovoltaic engineering in construction and electronic control system; and 3) finished goods including battery packs and e-bicycles, Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the value of inventories, in their disposal or in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(k) Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2021, 2022 and 2023, the Company provided bad debt expense of nil, $57,637 and nil from continuing operations and nil, $1,166 and nil from discontinued operation respectively, against advance to suppliers.

(l) Property, plant and equipment, net

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Intangible assets, net

The Company performs valuation of intangible assets arising from business combinations to determine the relative FV to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at FV. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	5 years
Software copyright	5 years

(n) Land use right

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. The land use right has a term of 50 years and expires on January 5, 2073.

(o) Goodwill

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than its carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Company recognized $1,792,392 impairment loss of goodwill from the acquisition of Changzhou Sixun for the year ended September 30, 2023, which was recognized in the consolidated statements of operations. As of September 30, 2023, the carrying amount of goodwill was $3,057,943.

(p) Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2021, 2022 and 2023.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Long term investment

Long-term investments are the Company’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1) Equity investments accounted for using the equity method

The Company applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition.

(2) Equity investment without readily determinable fair values

Equity investment without readily determinable FVs refers to the investment over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Company makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and FV in the consolidated statements of operations and comprehensive loss if any.

(r) Value added tax

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Revenue recognition

The Company follows ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading.

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

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cells, battery packs, e-bicycles, electronic control system and intelligent robots

The Company sells products to different customers, primarily self-manufactured battery cells (see Note 17 Discontinued Operation), self-assembled battery packs, e-bicycles, electronic control system and intelligent robots. The Company identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts a principal. The revenue is recognized when the Company satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

Revenue from maintenance service

The Company provides comprehensive machine maintenance service, usually through a separate contract specified for the provision of maintenance service. In accordance with the detailed requirements in the contract, the Company implements a targeted maintenance strategy for machines in need of repair. The Company identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts a principal. The revenue is recognized when the Company satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

The Company also provides other services mainly including photovoltaic engineering contracting, and sales of other miscellaneous products and materials. The Company identifies one performance obligation in the provision of services and products in the sales contract, and recognizes revenue when the Company satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Company does not directly engage in the construction but rather serves as an intermediatory to connect project employers with suitable contractors. Therefore, the Company presents the revenue from photovoltaic engineering contracting on a net basis as the Company acts an agent.

Revenues from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease agent and its own application named Yidianxing are revenues from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Operations for the years ended September 30, 2021, 2022 and 2023 (see Note 17 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenues from continuing operations for the years ended September 30, 2021, 2022 and 2023, respectively:

	Years Ended September 30,
	2021	2022	2023
Sales of battery packs, e-bicycles, electronic control and intelligent robots	$22,520,903	$16,395,318	$14,866,486
Maintenance services	-	-	184,029
Other	901,103	993,899	870,144
Net revenues	$23,422,006	$17,389,217	$15,920,659

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Revenue recognition (continued)

Contract balance

Contract liabilities primarily consist of advances from customers.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2022 and 2023.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(t) Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, material cost, and other overhead expenses.

(u) Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date FVs.

The Company elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Company also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

(v) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,706). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation for tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in HK is the U.S. dollar (“USD” or “$”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets, liabilities, and receivables from a shareholder in equity are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Comprehensive Loss.

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

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2022 and 2023 were translated at RMB7.1135 to $1.00 and at RMB7.2960 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Cash Flows for the fiscal years ended September 30, 2021, 2022 and 2023 were RMB6.5072 to $1.00, RMB6.5532 to $1.00 and RMB7.0533 to $1.00, respectively.

(x) Segment reporting

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

The Company determined it has three operating segments: (1) sales of battery cells and packs, (2) sales of e-bicycles sales segment, (3) sales of electronic control system and intelligent robot. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(y) Net loss per ordinary share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is antidilutive.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist of foreign currency translation adjustments and unrealized gain on available for sale short term investments.

(aa) Commitments and contingencies

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

(bb) Recent Accounting Standards

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

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3. ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Company completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (“the Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash and (ii) the remaining RMB54,400,000 ($8,080,448) will be paid by issuing additional ordinary shares of the Company. In this acquisition, Changzhou Sixun was set as a target company to hold 60% of the equity of Changzhou Higgs Intelligent Technologies Co., Ltd. (“Changzhou Higgs”).

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. The Company is deemed to be the accounting acquirer. The identifiable intangible assets acquired upon acquisition was patents and software copyright, which has an estimated useful life of five years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the income approach, specifically the Discounted Cash Flow (“DCF”) method.

The allocation of the purchase price as of the acquisition date was as follows, in which the amount was translated using exchange rate on acquisition date:

Amount
Cash and cash equivalents	$141,891
Accounts receivable	76,372
Notes receivable	44,183
Advance to suppliers	154,230
Prepaid expenses and other current assets, net	1,726
Inventories, net	434,110
Fixed assets	48,754
Intangible assets - patents	2,529,954
Intangible assets – software copyright	659,988
Total assets (a)	4,091,208

Advances from customers	22,647
Accounts payable	30,361
Accrued expenses and other payables	164,012
Total liabilities (b)	217,020

Total net identifiable asset acquired (c=a-b)	3,874,188
Non-controlling interest on Changzhou Higgs (d)	273,698
Total consideration (e)	8,748,288
Goodwill as of acquisition date (e+d-c)	5,147,798
Goodwill impairment*	(1,792,392)
Foreign currency translation adjustment	(297,463)
Goodwill as of September 30, 2023	$3,057,943

*	The Company conducted qualitative assessment on the goodwill and decided that impairment indicators implied that it was likely that the FV of the cash generation unit (“CGU”) is less than the carrying amount. Thus, the Company involved an independent third-party valuation specialist to conduct impairment testing on the CGU. The Company recognized $1,792,392 impairment loss of goodwill related to the acquisition of Changzhou Sixun for the year ended September 30, 2023, which was recognized in the consolidated statements of operations. As of September 30, 2023, the carrying amount of goodwill was $3,057,943.

Prior to the acquisition, Changzhou Sixun did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statement of Changzhou Sixun for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Changzhou Sixun’s and the Company’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Changzhou Sixun to be material to the Company based on the significance testing. Thus, the Company’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Company for the business combination is impractical.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

4. ACCOUNTS RECEIVABLE, NET

As of September 30, 2022 and 2023, accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2022	2023
Accounts receivable	$8,601,585	$4,134,980
Less: allowance for doubtful accounts	(1,059,523)	(354,907)
Accounts receivable, net	$7,542,062	$3,780,073

The movement is the allowance for doubtful accounts for the years ended September 30, 2022 and 2023:

	Years Ended September 30,
	2022	2023
Balance at beginning of year	$34,155	$1,059,523
Current year addition	1,117,156	497,507
Write-off	(625)	-
Decrease from disposal of Tianjin Dilang	-	(1,198,954)
Foreign currency translation adjustment	(91,163)	(3,169)
Balance at the end of year	$1,059,523	$354,907

For the years ended September 30, 2021, 2022 and 2023, the Company recorded bad debt expense nil, $1,037,279 and $497,507 from continuing operations and $11,438, $79,877 and nil from discontinued operation.

5. INVESTMENTS

As of September 30, 2022 and 2023, investments consisted of the following:

	As of September 30,
	2022	2023
Short-term investments:
Convertible debt instrument (1)	$702,889	$685,307
Total short-term investments	702,889	685,307
Long-term investments:
Investments accounted for using the equity method (2)	2,101,519	8,703,744
Investments without readily determinable FVs (3)	-	3,486,790
Total long-term investments	2,101,519	12,190,534
Total investments	$2,804,408	$12,875,841

The movement of the carrying amount of long-term investment was as of follows for the years ended September 30, 2022 and 2023:

	Years Ended September 30,
	2022	2023
Beginning balance	$132,621	$2,101,519
Addition of investments accounted for using the equity method	2,101,638	6,853,070
Addition of investments without readily determinable FVs	-	3,486,790
Proportionate share of the equity investee’s net loss	(130,528)	(205,100)
Foreign currency translation adjustment	(2,212)	(45,745)
Ending balance	$2,101,519	$12,190,534

(1)	Convertible debt instrument was issued by a private company and is redeemable at the Company’s option. The convertible debt instrument is due June 12, 2024, has interest of 6% and is carried at FV. For the years ended September 30, 2021, 2022 and 2023, there was $43,493, $43,188 and $42,533 interest income recognized in earnings and no unrealized gain or loss from the changes in FVs recognized in accumulated other comprehensive loss.

(2)	In March 2023, the Company acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership for $6,853,070 which was subsequently accounted for using the equity method.

(3)	In September 2022 and February 2023, the Company acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. and 10% equity interest of Changzhou Huiyu Yidian Venture Capital Co., Ltd. for $3,479,252 and $7,538, respectively. The Company has neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVENTORIES, NET

As of September 30, 2022 and 2023, inventories and reserve of inventories consisted of the following:

	As of September 30,
	2022	2023
Finished goods (1)	$425,721	$537,489
Work in progress (2)	-	72,849
Raw materials (3)	151,379	309,393
Provision for inventories	(196,151)	(90,853)
Inventories, net	$380,949	$828,878

(1)	Finished goods included battery packs and e-bicycles.

(2)	Work in progress included work in progress of electronic control system.

(3)	Raw materials included battery cells purchased for battery packs assembling and e-bicycles production as of September 30, 2022, and components and parts for manufacturing electronic control system as of September 30, 2023, respectively.

The movement of provision for inventories was as follows for the years ended September, 2022 and 2023:

	Years Ended September 30,
	2022	2023
Balance at beginning of year	$116,102	$196,151
Current period addition	176,938	93,978
Reduction	(8,921)	(53,625)
Decrease from disposal of Tianjin Dilang	-	(144,200)
Foreign currency translation adjustment	(87,968)	(1,451)
Balance at the end of year	$196,151	$90,853

For the years ended September 30, 2021, 2022 and 2023, $114,964, $168,017, and $40,353 provision for inventories was recorded, respectively. Among which, nil, $8,921 and $53,625 was charged against the provision balance due to subsequent sales of the inventories which had been written down in the previous period for the years ended September 30, 2021, 2022 and 2023.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7. ADVANCES TO SUPPLIERS, NET

As of September 30, 2022 and 2023, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2022	2023
Prepayment for purchase of battery packs (1)	$6,846,200	$10,664,027
Prepayment for purchase of customized equipment (2)	-	6,980,811
Prepayment for purchase of e-bicycles materials (3)	3,576,449	847,215
Prepayment for purchase of materials for assembling electronic control system	-	234,000
Other	240,709	128,958
Subtotal	10,663,358	18,855,011
Less: allowance for doubtful accounts	(134,214)	(98,643)
Advances to suppliers, net	$10,529,144	$18,756,368

The movement is the allowance for doubtful accounts for the years ended September 30, 2022 and 2023:

	Years Ended September 30,
	2022	2023
Balance at beginning of year	$88,416	$134,214
Current period addition	57,012	-
Write-off	-	(33,321)
Foreign currency translation adjustment	(11,214)	(2,250)
Balance at the end of year	$134,214	$98,643

(1)	Prepayment for purchase of battery packs is for the production of battery packs, among which the prepayment of top three suppliers were $4,171,941 and $6,792,879 as of September 30, 2022 and 2023, respectively.

(2)	Prepayment for purchase of customized equipment is for the production of intelligent robots, among which the prepayment of top three suppliers were nil and $6,717,654 as of September 30, 2022 and 2023, respectively.

(3)	Prepayment for purchase of e-bicycles materials is for the production of e-bicycle, among which the top two suppliers prepayments were $2,528,573 and $741,019 as of September 30, 2022 and 2023, respectively.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2022 and 2023, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2022	2023
Refund of advance to a supplier (1)	$-	$1,314,008
Receivable for earnout in the acquisition of Changzhou Sixun (2)	-	947,178
Short-term receivables due to disposal of Tianjin Jiahao	-	890,214
Prepaid professional service fee	42,173	16,911
Security deposits	-	31,113
Deductible input VAT	-	27,178
Prepaid rental and utilities fee	57,214	18,063
Prepaid exhibition fee	7,169	-
Other	60,544	77,637
Prepaid expenses and other current assets	$167,100	$3,322,302

(1)	In June, 2023, Jiangsu Supply Chain terminated a purchase contract with a supplier in which Jiangsu Supply Chain should pay $27,412 (RMB200,000) to the supplier for initiating termination of the contract, and the supplier should refund all the advance payment from Jiangsu Supply Chain. All the advance payment was refunded on November 13, 2023.

(2)	In the acquisition of Changzhou Sixun, the Seller (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiaries fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% on schedule, the Seller shall pay the Company for the uncompleted proportion of RMB10 million in each fiscal year 2023 to 2025. As of September 30, 2023, the Company recognized $947,178 in other current receivables for the realized gain from earnout in accordance with the uncompleted proportion of performance commitments made for the year ended September 30, 2023. The compensation for the uncompleted proportion of performance commitments made for the year ended September 30, 2023, was received in January, 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9. PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2022 and 2023, property, plant and equipment, net consisted of the following:

	As of September 30,
	2022	2023
Construction in progress (1)&(2)	$64,064	$3,095,981
Equipment for rental business	1,457,548	1,429,579
Vehicles	109,492	191,741
Furniture, fixtures and office equipment	118,716	41,478
Building (3)	2,676,037	-
Production line for e-bicycles (1)	469,002	-
Leasehold improvements (1)	490,124	-
Subtotal	5,384,983	4,758,779
Less: accumulated depreciation	(1,278,472)	(918,836)
Property, plant and equipment, net	$4,106,511	$3,839,943

(1)	On April 3, 2023, Changzhou Yizhiying entered into an equity transfer agreement with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) to transfer 80% equity interest of Tianjin Dilang, a subsidiary of Changzhou Yizhiying, to Mizhiyan for $307,018 (RMB2,240,000). On April 11, 2023, the production line for e-bicycles, leasehold improvements and construction in progress of Tianjin Dilang was disposed at the carrying amount of $679,603 in the completion of transfer of 80% equity interests of Tianjin Dilang. The Company recognized gain of $941,715 from the disposal of Tianjin Dilang.

(2)	Addition of construction of $3,095,981 in progress was for the construction of Changzhou manufacturing plants.

(3)	On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000). On March 31, 2023, the building of Tianjin Jiahao was disposed at the carrying amount of $2,302,209 in the completion of transfer of all 100% of the equity interests of Tianjin Jiahao. The Company recognized loss of $2,535,370 from the disposal of Tianjin Jiahao.

For the years ended September 30, 2021, 2022 and 2023, depreciation was $439,044, $824,664 and $507,672, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10. INTANGIBLE ASSETS, NET

As of September 30, 2022 and 2023, intangible assets, net consisted of the following:

	As of September 30,
	2022	2023
Patents	$-	$2,354,460
Software	-	614,206
Subtotal	-	2,968,666
Accumulated amortization	-	(395,822)
Intangible assets, net	$-	$2,572,844

Intangible assets including patents and software copyright which were considered as important underlying assets in the business acquisition of Changzhou Sixun (Note 3), and were identified and recognized based on a formal valuation report issued by the independent third-party valuation specialist.

For the year ended September 30, 2023, amortization of intangible assets was $409,442.

The following is a schedule, by fiscal years, of amortization of intangible asset as of September 30, 2023:

Years ending September 30,	Amount
2024	$614,163
2025	614,163
2026	614,163
2027	614,163
2028	116,192
Total	$2,572,844

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. LAND USE RIGHT, NET

As of September 30, 2022 and 2023, land use right, net consisted of the following:

	As of September 30,
	2022	2023
Land use right	$6,875,756	$1,671,519
Accumulated amortization	(193,060)	(25,073)
Land use right, net	$6,682,696	$1,646,446

For the years ended September 30, 2021, 2022 and 2023, the Company recognized amortization of $30,804, $184,930 and $121,535.

(1)	Land use right of Tianjia Jiahao

On March 12, 2021, Jiangsu EZGO entered into an Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which Jiangsu EZGO purchased certain land and plants of Tianjin Jiahao for the Company’s future production and business development.

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

On June 28, 2021, Jiangsu EZGO completed the asset acquisition of Tianjin Jiahao for $10.16 million, and Tianjin Jiahao became Jiangsu EZGO’s wholly-owned subsidiary. For the last five years, Tianjin Jiahao did not have employees or generate any revenue; and the assets of Tianjin Jiahao only consisted of buildings and land-used right, which was considered it inputs, thus, according to ASC 805-10-55-3A&4, Tianjin Jiahao was not a business. The acquisition of Tianjin Jianhao was accounted for as asset acquisition. The purchase price was allocated to the buildings and land use right based on their respective estimated FVs. The land use right is in Tianjin city, Hebei province. In January 2022, the original value was $3.1 million of the buildings was re-allocated to land use right according to a formal valuation report issued by the independent third-party valuation specialist.

As mentioned previously in Note 9, the land use right of Tianjin Jiahao was also disposed at the carrying amount of $6,823,791 in the transfer of all 100% equity interests of Tianjin Jiahao to Sutai.

(2)	Land use right of Jiangsu New Energy

In January, Jiangsu New Energy acquired land use right from local government in purpose of building manufacturing plants in Changzhou, Jiangsu Province. The land use right has a term of 50 years and will expire on January 5, 2073.

The following is a schedule, by fiscal years, of amortization of land use right as of September 30, 2023:

Years ending September 30,	Amount
2024	$34,581
2025	34,581
2026	34,581
2027	34,581
2028	34,581
2029 and thereafter	1,473,541
Total	$1,646,446

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. OTHER NON-CURRENT ASSETS

As of September 30, 2022 and 2023, other non-current assets consisted of the following:

	As of September 30,
	2022	2023
Prepayment for intent equity investment (1)	$-	$2,741,228
Prepaid construction fee	276,939	1,514,280
Long-term receivables due to disposal of Tianjin Jiahao	-	635,280
Long-term security deposit for land use right (2)	1,140,595	606,445
Other non-current assets	$1,417,534	$5,497,233

(1)	The balance is the prepayment to Mooneng Silicon (Hangzhou) Partnership (Limited partnership) for the intent equity investment.

(2)	The balance is the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District for the purchase of land use right for constructing headquarters buildings in Changzhou.

13. ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2022 and 2023, accrued expenses and other payables consisted of the following:

	As of September 30,
	2022	2023
Other taxes payable (1)	$6,916,501	$4,418,928
Loan from third-parties	-	669,485
Payroll payable	392,192	398,260
Security deposit from a distributor	-	274,123
Other accrued expenses	519,170	358,559
Accrued expenses and other payables	$7,827,863	$6,119,355

(1)	The balance mainly was VAT payable of $6,218,723 and $4,016,656 as of September 30, 2022 and 2023, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. BORROWINGS

As of September 30, 2022 and 2023, the bank borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

	Interest	Borrowing	Maturity	As of September 30,
Creditors	Rate	date	date	2022	2023
Bank of Jiangsu	4.35%	8/30/2022	8/29/2023	$281,156	$-
Tianjin Rural Commercial Bank	3.70%	1/25/2022	1/24/2023	2,530,400	-
Bank of Jiangsu (1)	6.09%	12/15/2022	12/14/2023	-	109,649
Agricultural Bank of China (2)	4.10%	3/24/2022	3/23/2023	-	616,776
Bank of Jiangsu (3)	3.95%	8/31/2022	8/30/2024	-	274,123
Total short-term borrowings				2,811,556	1,000,548
Bank of Jiangnan (4)	4.80%	6/25/2022	6/21/2023	-	4,385,965
Total long-term borrowings				-	4,385,965
Total borrowings				$2,811,556	$5,386,513

(1)	On December 15, 2022, Changzhou EZGO entered into a revolving loan facility of RMB800,000 ($109,649) with Bank of Jiangsu.

(2)	On March 24, 2023, Changzhou EZGO entered into a non-revolving loan facility of RMB4,500,000 ($616,776) with Agricultural Bank of China.

(3)	On August 31, 2023, Yizhiying entered into a revolving loan facility of RMB2,000,000 ($274,123) with Bank of Jiangsu.

(4)	On June 25, 2023, Jiangsu New Energy obtained a loan facility of up to RMB56,810,000 ($7,786,458) from Bank of Jiangnan, specified for expenditures on the construction of Changzhou manufacturing plant built for the production of two-wheeler e-bicycles, intelligent unmanned patrol vehicles and graphene batteries. On June 27, 2023, RMB32,000,000 ($4,385,965) was drawn from the bank. The loan facility was guaranteed by Shuang Wu, Chief Operating Officer and a significant shareholder of the Company, and also pledged by the land use right of Jiangsu New Energy.

For the years ended September 30, 2021, 2022 and 2023, the Company recorded interest expense of $12,107, $105,430 and $72,113 respectively. For the year ended September 30, 2023, $33,270 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended September 30, 2021, 2022 and 2023:

Name		Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Tianjin Dilang, who was no longer a related party as Tianjin Dilang was disposed in April, 2023.
(c)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(d)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(e)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(f)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(g)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(h)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(i)	Beijing Weiqi Technology Co., Ltd.	Wholly-owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang
(j)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% share holding
(k)	Nanjing Mingfeng Technology Co., Ltd.	Equity investments with 30% share holding
(l)	Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments with 25% share holding
(m)	Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% share holding

Amount due from related parties

As of September 30, 2022 and 2023, amount due from related parties consisted of the following:

	As of September 30,
	2022	2023
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (f)(1)	$3,445,715	$3,901,645
Shandong Xingneng’an New Energy Technology Co., Ltd. (l)(1)&(2)	3,829,335	3,459,129
Shenzhen Star Cycling Network Technology Co., Ltd. (j) (1)&(2)	1,072,945	642,804
Jiangsu Youdi Technology Co., Ltd. (m)(1)&(2)	372,733	253,478
Jianhui Ye (e)(3)	4,742	155
Shuang Wu (c)(3)	214,441	-
Jiangsu Xinzhongtian Suye Co., Ltd. (g)(1)	452,048	-
Beijing Weiqi Technology Co., Ltd. (i)(4)	26,715	-
Amount due from related parties	$9,418,674	$8,257,211

(1)	The balance mainly is prepayments for purchasing e-bicycle gears and e-bicycles.

(2)	The balance mainly is loans with annual interest as stated in contracts to associates.

(3)	The balance mainly is advances made to the management for the Company’s daily operational purposes.

(4)	The balance is the receivable generated from the sales of e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amount due to related parties

As of September 30, 2022 and 2023, amount due to related parties consisted of the following:

	As of September 30,
	2022	2023
Shuang Wu (c)(1)&(2)	$-	$474,650
Jiangsu Xinzhongtian Suye Co., Ltd. (g)(4)	-	215,410
Nanjing Mingfeng Technology Co., Ltd. (k)(2)&(3)	82,717	71,811
Yan Fang (d)(1)	30,672	68,451
Shenzhen Star Asset Management Co., Ltd. (h)(2)	914	19,891
Huiyan Xie (b)(1)	477,335	-
Amount due to related parties	$591,638	$850,213

(1)	The balance mainly was the expenses paid by related parties on behalf of the Company for daily operation.

(2)	The balance mainly was loan from related parties.

(3)	The balance mainly was payable for payment received on behalf of a related party.

(4)	The balance mainly was the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related parties transactions

For the years ended September 30, 2021, 2022 and 2023, the Company had the following material related party transactions:

		Years Ended September 30,
Related Parties	Nature	2021	2022	2023
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Purchase of e-bicycles	$(6,048,053)	$(4,029,157)	$(2,179,826)
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Purchase of battery packs	-	(1,498,964)	-
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Loan to a related party	-	3,051,944	5,134,618
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Collection of loan to a related party	-	-	(6,007,720)
Shandong Xingneng’an New Energy Technology Co., Ltd. (m)	Long-term investment in a related party	-	(1,525,972)	-
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Purchase of e-bicycles, gears and parts	(915,213)	(1,188,752)	(1,158,391)
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Rental fee and utility fee	(146,607)	-	-
Shenzhen Star Cycling Network Technology Co., Ltd. (k)	Loan to a related party	310,395	915,583	4,253
Shenzhen Star Cycling Network Technology Co., Ltd. (k)	Collection of loan to a related party	-	-	(446,599)
Jiangsu Youdi Technology Co., Ltd. (n)	Interest-free loan to a related party for its daily operational purposes	-	296,200	-
Jiangsu Youdi Technology Co., Ltd. (n)	Collection of interest-free loan to a related party	-	-	(141,896)
Jiangsu Youdi Technology Co., Ltd. (n)	Loan to a related party	-	457,792	3,456
Nanjing Mingfeng Technology Co.,Ltd. (l)	Loan to a related party	228,774	-	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Interest-free loan to a related party for its daily operational purposes	-	305,194	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Repayment of interest-free loan to a related party	-	(534,090)	-
Nanjing Mingfeng Technology Co.,Ltd. (l)	Payment received on behalf of a related party	-	-	35,846
Nanjing Mingfeng Technology Co.,Ltd. (l)	Transfer of payment received on behalf of a related party	-	-	(26,705)
Beijing Weiqi Technology Co., Ltd. (j)	Sales of e-bicycles to a related party	12,341	-	-
Henglong Chen (a)	Collection of loan from a shareholder*	(1,821,847)	(2,992,126)	(99,634)
Huiyan Xie (b)	Loan from a related party	-	504,334	830,108
Huiyan Xie (b)	Repayment of interest-free loan from a related party	-	(70,198)	(75,653)
Shuang Wu (c)	Loan from a related party	-	-	675,067
Shuang Wu (c)	Expenses paid for daily operation on behalf of the Company	-	-	142,394
Shuang Wu (c)	Reimbursement for expenses paid for daily operation on behalf of the Company	-	-	(99,693)
Fang Yan (d)	Loan from a related party	-	-	69,726
Fang Yan (d)	Repayment of interest-free loan from a related party	-	(45,427)	(14,266)
Jianhui Ye (e)	Loan from a related party	-	127,720	-
Jianhui Ye (e)	Repayment of interest-free loan from a related party	-	(132,115)	-

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity. The loans made to Henglong Chen were for his personal purposes violated Sarbanes-Oxley Act section 402 due to the lack of internal control in related party borrowings. All of the loans of $4,737,521 were collected before September 30, 2023.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. LEASES

The Company entered into various non-cancellable operating leases mainly for office space and storage warehouses which are substantially located in PRC. The Company determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the CFS upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for operating leases are presented as follows within the consolidated balance sheets:

	As of September 30,
	2022	2023
Right-of-use assets	$-	$46,652

Lease liabilities - current	-	41,570
Lease liabilities - non-current	-	-
Total operating lease liabilities	$-	$41,570

Weighted average remaining lease term	-	0.44
Weighted average discount rate	-	3.72%

For the year ended September 30, 2023, the Company recognized $148,955 lease expenses from operating leases.

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of September 30, 2023:

Years ending September 30,	Amount
2024	$41,941
Less: imputed interest	(371)
Total	$41,570

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. DISCONTINUED OPERATION

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. Therefore, management decided to dispose majority of its rental assets, mainly batteries and E-bicycle, before September 30, 2021. The disposal of the Company’s rental business was treated as a discontinued operation for all fiscal years presented.

The liabilities of the discontinued operations, which are included in “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,
	2022	2023
Liabilities of discontinued operation
Accounts payable	$207,206	$194,650
Other payable	62,119	75,715
Income tax payable	434,343	423,478
Total current liabilities	703,668	693,843
Total liabilities	$703,668	$693,843

The following are revenues and (loss) income from discontinued operations:

	Years Ended September 30,
	2021	2022	2023
Net revenues	$342,636	$1,335	$568
Cost of revenues	(292,266)	(1,795)	-
(Loss) Income from discontinued operation before income tax	(26,272)	(81,605)	573
Income tax expense	(10,132)	-	-
(Loss) Income from discontinued operation, net of income tax	$(36,404)	$(81,605)	$573

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Company’s HK subsidiaries did not have assessable profits derived in Hong Kong for the years ended September 30, 2022 and 2023. Therefore, no HK profit tax was provided for fiscal the years ended September 30, 2021, 2022 and 2023.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended September 30, 2021, 2022 and 2023.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and will enjoy the preferential tax rate for three years through June 2025.

According to Caishui [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

The components of the income tax (benefit) expense from continuing operations are:

	Years Ended September 30,
	2021	2022	2023
Current	$68,650	$658	$58,239
Deferred	(488,055)	526,461	(120,686)
Total income tax (benefit) expense	$(419,405)	$527,119	$(62,447)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES (CONTINUED)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	Years Ended September 30,
	2021	2022	2023
Net loss before income tax (benefit) expense	$(3,796,645)	$(6,860,106)	$(7,321,333)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(949,161)	(1,715,027)	(1,830,333)

Effect of income tax rate differences in jurisdictions other than the PRC	123,889	362,253	563,279
Expenses not deductible for tax purpose and non-taxable income	6,856	53,798	277,404
Additional deduction of R&D expenses	-	-	(50,958)
Effect of preferential tax rates	-	-	21,922
Effect on valuation allowance	399,011	1,826,095	956,239
Income tax (benefit) expense	$(419,405)	$527,119	$(62,447)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in HK that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2022 and 2023, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the years ended September 30, 2021, 2022 and 2023, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporate in BVI and is not subject to income or capital gains taxes. The effective tax rates are 11%, -8% and 1% for the years ended September 30, 2021, 2022 and 2023 respectively.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2022 and 2023 was as follows:

	As of September 30,
	2022	2023
Deferred tax assets:
Tax loss carry forwards	$1,799,474	$1,633,668
Bad debt allowance	207,650	111,559
Reserve for inventory	62,932	11,320
Advertising expense	147,968	29,710
Less: valuation allowance	(2,172,738)	(1,625,432)
Deferred tax assets, net	$45,286	$160,825

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES (CONTINUED)

The movement of valuation allowance for deferred tax assets is as follows:

	Years Ended September 30,
	2021	2022	2023
Beginning balance of fiscal year	$11,585	$416,883	$2,172,738
Addition	399,011	1,826,095	1,178,597
Utilization of tax loss carried forward			(222,358)
Reversal due to disposal of Tianjin Dilang and Tianjin Jiahao	-	-	(1,453,300)
Exchange rate effect	6,287	(70,240)	(50,245)
Ending balance of fiscal year	$416,883	$2,172,738	$1,625,432

For the years ended September 30, 2021, 2022 and 2023, the Company accrued valuation allowance for deferred tax assets of $399,011, $1,826,095 and $956,239, respectively, for which the Company concluded it is more likely than not that these net operating losses would not be utilized in the future. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

As of September 30, 2022 and 2023, the Company’s had net operating loss carryforwards of $7,197,896 and $10,758,760, respectively, which arose from the Company’s subsidiaries established in the PRC. The standard expiration period for net operating loss carryforwards for PRC enterprises is five years. HNTE’s net operating losses can be carried forward for no longer than ten years, starting from the year subsequent to the year in which the loss was incurred. As of September 30, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

Years ending September 30,	Amount
2024	$169,487
2025	237,905
2026	3,397,900
2027	3,392,604
2028	3,440,553
2029	-
2030	-
2031	-
2032	-
2033	120,311
Total	$10,758,760

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2021, 2022 and 2023. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2022 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the board of directors of EZGO approved the EZGO 2022 Plan. On August 8, 2022, 1,000,000 restricted shares with service condition were granted to management and external consultants under the EZGO 2022 plan, out of which, 520,000 restricted shares vested immediately. 330,000 restricted shares shall vest evenly by month between the grant date and the 1st anniversary of grant date, and 150,000 restricted shares shall vest evenly by month between the grant date and the 2nd anniversary of grant date.

On January 13 and March 1, 2023, 1,000,000 and 178,922 restricted shares with service condition were granted to external consultants, respectively, which would vest in six month after grant date.

The estimated FV of restricted shares granted were the closing price of the Company’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the years ended September 30, 2022 and 2023 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Outstanding as of September 30, 2021	-	$-
Granted	1,000,000	0.75
Vested	(587,500)	0.75
Unvested as of September 30, 2022	412,500	0.75
Granted	1,178,922	1.13
Vested	(1,528,922)	1.04
Unvested as of September 30, 2023	62,500	0.75

As of September 30, 2023, there was unrecognized share-based compensation expenses of $379,488 in relation to the restricted shares granted which is expected to be recognized over a weighted average period of 0.34 years.

Share-based compensation expenses of $440,625 and $1,260,339 were recognized in relation to the restricted shares for the years ended September 30, 2022 and 2023, which were all allocated to general and administrative expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY

(a) Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share.

On September 8, 2020, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. The Company also registered 50,000,000 shares of par value of $0.001 per share and 10,000 preferred shares of no par value. Then the shareholders surrendered a pro-rata number of ordinary shares of 42,200,000 to the Company for no consideration which were cancelled. Following the surrender, the issued and outstanding ordinary shares were 7,800,000 of par value of $0.001 per share.

On January 28, 2021, the Company closed its initial public offering (“IPO”) with 3,038,500 ordinary shares, of par value $0.001 per share, at $4 per share for $12,154,000 in gross proceeds. The Company raised total net proceeds of $10,845,638 after deducting underwriting discounts, commotions, and offering expenses.

On June 1, 2021, the Company, closed its registered direct public offering of 2,564,102 units (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share, at $4.68 per Unit for $12,000,000 in gross proceeds. The Company raised $10,881,576 after deducting underwriting discounts, commotions, and offering expenses.

On July 21, 2022, the Company entered into a securities purchase agreement with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company sold 10,000,000 ordinary shares, (the “Shares”) par value $0.001 per share (the “Ordinary Shares”), at a per share of $0.80 (the “Offering”). The gross proceeds to the Company from the Offering were $8,000,000.

On August 8, 2022, the Company issued 1,000,000 restricted shares for share-based compensation, out of which, 937,500 restricted shares are outstanding and transferred to grantees for the vested restricted shares as of September 30, 2023. On January 13 and March 1, 2023, 1,000,000 and 178,922 restricted shares with service condition were granted to external consultants, respectively, all of which are outstanding and transferred to grantees for the vested restricted shares as of September 30, 2023.

On January 25, 2023, the Company entered into an equity transfer agreement with the Sellers, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) which is to be paid by issuing additional ordinary shares of the Company, with a selling restriction period of six months. On the same day, the Company issued 7,667,943 ordinary shares to the Sellers, which had a value of $8,080,448, equivalent to RMB54,400,000.

On March 9, 2023, the Company entered into a securities purchase agreement with certain Purchasers, in connection with the offer and sale of 18,000,000 ordinary shares, par value US$0.001 per share, of the Company at $0.80 per share. The gross proceeds to the Company from the Offering were $14,400,000.

On April 7, 2023, the board of directors of the Company approved a change of the maximum number of shares the Company is authorized to issue from 100,010,000 shares divided into two classes as follows: (a) up to 100,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value, to 500,010,000 shares divided into two classes as follows: (a) up to 500,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY (CONTINUED)

(a) Ordinary shares (continued)

On June 6, 2023, the Company entered into a securities purchase agreement with certain Purchasers, in connection with the offer and sale of 10,000,000 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase one ordinary share at $1.20 per share, at an offering price of $0.85 per Unit for a total $8,500,000 in gross proceeds.

On September 11, 2023, the Company entered into a securities purchase agreement with certain Investors, in connection with the offer and sale of 8,498,125 unit of its securities (each, a “Unit”), at a combined offering price of $1.13 per Unit, with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant (“Common Warrant”) to purchase four exchange warrants (the “Exchange Warrants,” together with the Common Warrants, the “Warrants”) each exercisable for one ordinary share at $1.13 per ordinary share, by which the Investors can purchase up to 33,992,500 Ordinary Shares. In addition to the customary cashless exercise rights provided in both the Common Warrants and the Exchange Warrants, the Exchange Warrants will also provide an alternate right to exercise on a cashless basis and receive the total number of ordinary shares which the holder would have received if exercised, in full, for cash.

Relating to the Offering on September 11, 2023, the Company also entered into a Placement Agency Agreement (the “PAA”) with Aegis Capital Corp. (the “Placement Agent”), which is the sole placement agent for the Offering. The Company will pay the Placement Agent a cash fee of $800,000, which is 8% of the gross proceeds of (i) the Offering and (ii) an additional $397,119 of gross proceeds from one of the Investors in connection with a closing on the sale of 351,433 ordinary shares on September 11, 2023, in connection with which the Placement Agent also acted as the sole placement agent. The Company raised total net proceeds of $8,948,982 after deducting underwriting discounts, legal fees, and other offering expenses.

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021, and 10,000,000 common warrants from the offering on June 6, 2023 were exercised via cashless option by the investors for 806,243 and 4,942,904 ordinary shares of the Company, respectively; and 6,523,272 common warrants from the offering on September 11, 2023 were purchased for 26,093,088 exchange warrants, which were further exercised via cashless option by the investors for 26,093,088 ordinary shares of the Company.

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $29,242,499 and $26,912,729 as of September 30, 2022 and 2023, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY (CONTINUED)

(c) Receivables from a shareholder

Receivables from a shareholder as of September 30, 2022 and 2023 included the loans to Mr. Henglong Chen, the former Chairman of Board of the Company, were $98,791, and nil, respectively. Mr. Henglong Chen repaid the due balance and was no longer the significant shareholder of the Company since March 31, 2023.

(d) Warrant

In January 2021, the warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at $4.40 per share. The warrant shares can be purchased in cash or via the cashless exercise option. The warrant holders exercised 303,850 warrants via cashless option to receive 224,289 ordinary shares for free.

In June 2021, warrant shares were granted to investors in the Company’s direct public offering to purchase 1,794,871 ordinary shares at $4.68 per share. The investors exercised 1,794,871 warrants via cashless option to receive 806,243 ordinary shares for free during the year ended September 30, 2023. Warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at $5.85 per share, which were expired on June 1, 2023.

In June 2023, warrant shares were granted to investors in the Company’s direct public offering to purchase 10,000,000 ordinary shares at $1.20 per share. In August 2023, the investors exercised 10,000,000 warrants via cashless option to receive 4,942,904 ordinary shares for free. In September 2023, 8,498,125 common warrants were granted to investors in the Company’s public offering with each common warrant to purchase four exchange warrants, by which the investors can purchase up to 33,992,500 ordinary shares at $1.13 per share. In the same month, the investors exercised 26,093,088 exchange warrants via cashless option to receive 26,093,088 ordinary shares for free.

As of September 30, 2023, there were 7,899,412 warrant shares granted to investors left unexercised, which are exercisable before September 11, 2026.

Following table summarizes the movement of warrant activities during the year ended September 30, 2023:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of September 30, 2022	2,012,819	$4.81	0.67	$-
Warrants Exercisable as of September 30, 2022	2,012,819	$4.81	0.67	$-
Warrants Granted	43,992,500	1.15	2.44	-
Warrants Exercises	(37,887,959)	1.32	-	-
Warrants Expired	(217,948)	5.85	-	-

Warrants Outstanding as of September 30, 2023	7,899,412	1.13	2.95	-
Warrants Exercisable as of September 30, 2023	7,899,412	1.13	2.95	-

(e) Non-controlling interests

As of September 30, 2023, the Company’s non-controlling interests included a 19.13% equity interest of Hengmao, 49% equity interest of Cenbird E-Motorcycle, which was acquired on September 10, 2019, and 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023. Non-controlling interests of Tianjin Dilang was derecognized after the disposal of 80% equity interest of Tianjin Dilang.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of business. The Company currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805 ($131,415) and seeking the payment of the contractual payment and interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805 ($131,415) and accrued interest. The Company accrued payable of default contractual payment and interest as of September 30, 2023.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 ($147,007) and seeking the payment of the contractual payment. However, the Company plans to defend the case. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 ($147,007), accrued interest and attorney’s fees. The Company accrued payable of default contractual payment and interest as of September 30, 2023.

Other than disclosed above, the Company are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. SEGMENT REPORTING

The Company determined it operates in three segments: (1) sales of battery cells and packs, (2) sales of e-bicycles sales segment, and (3) sales of electronic control system and intelligent robot, a new business segment established during the year ended September 30, 2023. The battery cells and packs segment sells battery packs and trades battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers. The electronic control system and intelligent robot segment sells customized electronic control system and intelligent robot.

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2021, 2022 and 2023:

	For the year ended September 30, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$4,288,366	$18,232,537	$22,520,903	$901,103	$23,422,006
Depreciation and amortization	(804)	(139,501)	(140,305)	(329,543)	(469,848)
Segment income (loss) before tax	16,902	(2,034,515)	(2,017,613)	(1,779,032)	(3,796,645)
Segment gross profit (loss) margin	3.2%	1.6%	1.9%	-4.4%	1.6%

	For the year ended September 30, 2022
	Battery cells and pack s segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment loss before tax	(1,538,888)	(3,068,693)	(4,607,581)	(2,252,525)	(6,860,106)
Segment gross profit (loss) margin	6.5%	-1.7%	1.8%	-7.6%	1.3%

	For the year ended September 30, 2023
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$8,245,966	$4,276,147	$2,344,373	$14,866,486	$1,054,173	$15,920,659
Depreciation and amortization	(34,870)	(255,032)	(364,180)	(654,082)	(528,892)	(1,182,974)
Segment loss before tax	(534,720)	(2,551,727)	(162,757)	(3,249,204)	(4,072,129)	(7,321,333)
Segment gross profit (loss) margin	6.9%	2.2%	25.8%	8.5%	-12.5%	7.2%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. SEGMENT REPORTING (CONTINUED)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2021, 2022 and 2023:

	Years Ended September 30,
	2021	2022	2023
Net revenues
Total revenue from reportable segments	$22,520,903	$16,395,318	$14,866,486
Other revenues	901,103	993,899	1,054,173
Consolidated net revenues	23,422,006	17,389,217	15,920,659

Income or loss
Total operating loss for reportable segments	(2,040,656)	(4,789,953)	(1,662,038)
Other income for reportable segments	23,043	182,372	(1,587,166)
Total loss for reportable segments	(2,017,613)	(4,607,581)	(3,249,204)

Unallocated amounts:
Other corporate expense	(1,779,032)	(2,252,525)	(4,072,129)
Consolidated loss from continuing operations before income tax expense	$(3,796,645)	$(6,860,106)	$(7,321,333)

23. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2022 and 2023, cash, cash equivalents and restricted cash balances in the PRC was $4,413,218 and $17,253,995 respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($68,531). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2022 and 2023.

	As of September 30, 2022			As of September 30, 2023
Customer	Amount		% of Total	Amount	% of Total
A	$	*	*	$1,308,360	35%
B		*	*	566,209	15%
C		1,520,966	20%	*	*
D		1,354,509	18%	*	*
E		1,350,323	18%	*	*
Total		$4,225,798	56%	$1,874,569	50%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers as of September 30, 2022 and 2023.

	As of September 30, 2022			As of September 30, 2023
Customer	Amount		% of Total	Amount	% of Total
F	$	*	*	$536,032	14%
Total		$-	-	$536,032	14%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the years ended September 30, 2021, 2022, and 2023.

	Years Ended September 30,
	2021				2022		2023
Customer	Amount		% of Total		Amount	% of Total	Amount	% of Total
B	$	*	$	*	$2,045,462	12%	$4,216,099	27%
C		2,230,798		10%	*	*	*	*
G		3,062,302		13%	*	*	*	*
A		*		*	*	*	2,148,896	14%
Total		$5,293,100		23%	$2,045,462	12%	6,364,995	41%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts payable as of September 30, 2022 and 2023.

	As of September 30, 2022				As of September 30, 2023
Supplier	Amount		% of Total		Amount	% of Total
A	$	*	$	*	$273,032	30%
B		*		*	178,180	20%
C		*		*	123,355	14%
D		191,645		24%	*	*
E		159,767		20%	*	*
F		114,993		15%	*	*
G		*		*	90,625	10%
Total		$466,405		59%	$665,192	74%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total advances to suppliers as of September 30, 2022 and 2023.

	As of September 30, 2022				As of September 30, 2023
Supplier	Amount		% of Total		Amount	% of Total
H	$	*	$	*	$3,754,783	20%
I		*		*	2,894,737	15%
J		*		*	2,192,982	12%
K		*		*	2,164,474	12%
Total		$-		-	$11,006,976	59%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the years ended September 30, 2021, 2022, and 2023.

	Years Ended September 30,
	2021				2022				2023
Suppliers	Amount		% of Total		Amount		% of Total		Amount	% of Total
G	$	*	$	*	$	*	$	*	$2,526,308	17%
K		*		*		*		*	2,179,826	15%
L		*		*		*		*	1,884,765	13%
M		*		*		2,188,426		10%	*	*
N		3,485,941		16%		*		*	*	*
O		2,420,798		11%		*		*	*	*
Total		$5,906,739		27%		$2,188,426		10%	$6,590,899	45%

*	The percentage is below 10%

24. SUBSEQUENT EVENTS

In the acquisition of Changzhou Sixun, the Seller (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiaries fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% on schedule, the Seller shall pay the Company for the uncompleted proportion of RMB10 million in each fiscal year 2023 to 2025. As of September 30, 2023, the Company recognized $947,178 in other current receivables for the realized gain from earnout in accordance with the uncompleted proportion of performance commitments made for the year ended September 30, 2023. The payment for the uncompleted proportion of performance commitments made for the year ended September 30, 2023 was received in January 2024.

The Company performed an evaluation of subsequent events through January 26, 2024, which was the date of the issuance of the CFS, and determined there were no other events that would have required adjustment or disclosure in the CFS.