Form 20-F
period 2024-09-30
EZGO Technologies Ltd.
filed 2025-01-17
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _____________.to _____________.

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

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.04 per share	EZGO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 17, 2025 was: 5,675,172 ordinary shares, par value $0.04 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, other than the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company, unless the context otherwise indicates; and “VIE” refers to the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. EZGO conducts operations in China through its wholly-owned subsidiary, EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai New Energy Technology Company, the “WFOE”), the VIE, its subsidiaries and other non-VIE subsidiaries in China, and EZGO does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Shareholders own interests in EZGO, the British Virgin Islands holding company.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this annual report. All references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States of America (the “United States”). This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2024, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB7.0176 to $1.00.

Investing in EZGO’s securities is highly speculative and involves a significant degree of risk. EZGO is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, EZGO conducts part of its operations through contractual arrangements with its operating entities established in the PRC, the VIE, in which EZGO does not hold any equity interest, and the VIE’s subsidiaries based in the PRC, with substantially all of their operations and assets in China. This variable interest entity structure involves unique risks to EZGO’s shareholders. The contractual arrangements with the VIE have not been tested in court. This variable interest entity structure is used to provide EZGO’s shareholders with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements.

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

EZGO’s shareholders may never hold equity interests in the Chinese operating company. The Chinese regulatory authorities could disallow this variable interest entity structure, which would likely result in a material change in EZGO’s operations through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities to significantly decline or become worthless. For a description of our corporate structure and contractual arrangements with the VIE, see “Item 4. Information on the Company — C. Organizational Structure” in this annual report. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” beginning on page 26 for certain risks related to the contractual arrangements with the VIE.

In addition, as EZGO conducts substantially all of its operations in China through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in EZGO’s operations and/or the value of the EZGO’s securities or could significantly limit or completely hinder EZGO’s ability to offer or continue to offer EZGO’s securities to investors and cause the value of EZGO’s securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that as of the date of this annual report, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and EZGO’s business operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China do not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this annual report, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the VIE’s daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, the VIE or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., BVI or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” beginning on page 24 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of EZGO’s securities.

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

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO’s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, State Administration of Market Regulation (“SAMR”, formerly known as State Administration for Industry and Commerce, or the “SAIC”), Ministry of Commerce (“MOFCOM”), or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 34, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on pages 35, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 37.

To date, transfers have occurred between EZGO, its subsidiaries, and the VIE. Prior to the completion of EZGO’s initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, EZGO transferred funds through a shareholder loan to its wholly-owned subsidiary, China EZGO Group Ltd. (“EZGO HK”). EZGO HK transferred funds through an increase in the registered capital to the WFOE. EZGO and the WFOE provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2022, EZGO provided an interest-free loan of US$308,200 to EZGO HK and an interest-free loan of US$8,000,000 to the WFOE; and EZGO HK injected registered capital of US$313,000 into the WFOE. the WFOE provided loans of US$335,714 to the VIE and had US$7,589,951 of payables due to the VIE and its subsidiaries.

For the fiscal year ended September 30, 2023, EZGO provided an additional interest-free loan of US$31,848,983 to the WFOE, and the WFOE provided additional interest-free loans of US$8,696,766 to its wholly-owned subsidiaries. As of September 30, 2023, the WFOE had US$14,092,722 of receivables from its wholly-owned subsidiaries and had US$15,971,124 of payables due to the VIE and VIE’s subsidiaries.

For the fiscal year ended September 30, 2024, EZGO provided an interest-free loan of US$3,378,947 to the WFOE; and EZGO HK injected registered capital of US$7,000,000 into the WFOE. the WFOE provided loans of US$2,094,692 to its wholly-owned subsidiaries. As of September 30, 2024, the WFOE had US$15,500,819 of receivables from its wholly-owned subsidiaries and US$1,769,990 of payables due to the VIE and its subsidiaries.

The details of loans provided by the WFOE as of September 30, 2024 are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 8, 2021	April 6, 2026	$3,562,472	5%
June 11, 2021	June 10, 2026	47,025	5%
June 22, 2021	June 21, 2026	2,090,458	5%
October 14, 2021	August 13, 2026	3,562,472	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 20, 2024	313,497	4%
Total		$9,575,924

For details of the transfers between EZGO, its subsidiaries, and the VIE, see “Item 3. Key Information — Transfer of Cash through Our Organization.” For details of VIE’s financial information, see “Item 3. Key Information — VIE Financial Information” for the condensed consolidating schedule and pages F-1 to F-53 of this annual report.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB30,970,516 and cash in USD in the amount of US$26,265 as of September 30, 2024. Funds are transferred between EZGO, its subsidiaries and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision) (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to that the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between EZGO, our subsidiaries, and the VIE.

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

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditor, Wei, Wei & Co., LLP (“Wei Wei”), or our current auditor, HTL International, LLC (“HTL”). On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the CSRC and the Ministry of Finance of China (“MOF”). The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Our current auditor, HTL, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, EZGO’s shareholders may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause EZGO’s securities to be delisted from the stock exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022. As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly-owned subsidiary, EZGO HK, formerly known as Hong Kong JKC Group Co., Limited, was incorporated in Hong Kong on February 13, 2019. EZGO HK holds all of the capital stock of the WFOE, which was incorporated in China on June 12, 2019, and Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”), which was incorporated in China on August 6, 2021. The WFOE has obtained the contractual rights to determine the most significant economic activities of the VIE and also receives the majority of the economic benefits of the VIE, through a series of contractual arrangements (the “VIE Agreements”). See “– Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts part of its business in the PRC through the VIE and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Jiangsu Cenbird”), and Changzhou Yizhiying IoT Technologies Co., Ltd., (“Yizhiying IoT”) since EZGO, through contractual arrangements with the VIE, obtained the rights to determine the most significant economic activities and also receives the majority of the economic benefits of the VIE beginning in November 2019.

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

The diagram below shows our corporate structure as of the date of this annual report, including the VIE and its subsidiaries. However, shareholders are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. EZGO conducts operations in China through the VIE, its subsidiaries and other non-VIE subsidiaries in China, and EZGO does not conduct any business on its own. The VIE structure is used to provide EZGO’s shareholders with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE; instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, EZGO and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor EZGO’s shareholders own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Shareholders own an interest in EZGO, the BVI holding company.

Jianhui Ye
100%
WXYZ GROUP LTD
Jianhui Ye
Peiyao Jin
Other holders, each hold less than 5% individual
Public holders
1.34%
1.63%
0.15%
0.28%
96.6%
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
100%
CHANGZHOU Zhuyun Technologies Co., Ltd (INCORPORATED IN CHINA )
VIE
Jianhui Ye
Henglong Chen
Ting Yao
Huajian Xu
Peiyao Jin
Wenbin Hu
Lina Zhong
Xiaohai Lu
Yihan Liu
Yanhong Xie
Yanwen Chen
Xinyu Xingcaitong Growth 1 Investment Management Co., Ltd
Xinyu Xingcaitong Growth 2 Investment Management Co., Ltd
28.73%
15.92%
6.7%
5.99%
5.06%
4.8%
4.5%
4.18%
3.99%
1.81%
1.49%
6.88%
9.94%
Zhenjiang Dahang Investment LLP
Jiangsu Boyang Investment ManagementCo., Ltd
14.35%
4.78%
JIANGSU EZGO ELECTRONIC TECHNOLOGIES CO LTD (INCORPORATED IN CHINA )
80.87%
100%
51%
Changzhou Hengmao Power Battery Technology Co., Ltd (INCORPORATED IN CHINA )
Changzhou Yizhiying IoT Technologies Co., Ltd (INCORPORATED IN CHINA )
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd (INCORPORATED IN CHINA )
49%
Yan Fang

Contractual Arrangements with the VIE and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. The WFOE, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide the WFOE with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in EZGO’s operations through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of the WFOE with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on EZGO’s operations through the VIE and its subsidiaries in China and result in the value of its securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” on page 26.

As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of Jiangsu EZGO, and we treat the VIE as our consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below and each of which is currently in full force and effect:

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between the WFOE and the VIE (the “VIE Exclusive Management Agreement”), the VIE agrees to engage the WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within the VIE’s business scope and decided by the WFOE from time to time as necessary. The VIE pays to the WFOE service fees within three months after each fiscal year end. The service fees are set at 95% (or a percentage adjusted by the WFOE in its sole discretion) of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. the WFOE exclusively owns any intellectual property arising from the performance of the VIE Exclusive Management Agreement. The VIE Exclusive Management Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The VIE Exclusive Management Agreement shall be extended automatically at the end of its term, until the WFOE’s business term or the VIE’s business term expires, unless otherwise notified by the WFOE in writing. During the term of the VIE Exclusive Management Agreement, the VIE may not terminate the VIE Exclusive Management Agreement except in the case of the WFOE’s gross negligence or fraud, or VIE Exclusive Management Agreement or applicable PRC laws provide otherwise. The WFOE may terminate the VIE Exclusive Management Agreement by 30-day written notice to the VIE at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among the WFOE, the VIE and the equity holders of the VIE (the “VIE Equity Pledge Agreement”), the equity holders of the VIE have pledged 100% of their equity interests in the VIE to the WFOE to guarantee performance of all obligations under the VIE Exclusive Management Agreement, the VIE Loan Agreement (defined hereafter), the VIE Exclusive Call Option Agreement (defined hereafter) and the VIE Proxy Agreement (defined hereafter). If any event of default as provided for therein occurs, the WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, the WFOE, the VIE and all its equity holders completed the registration of the equity pledge with the relevant office of SAMR in accordance with the PRC Property Rights Law.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among the WFOE, the VIE and the equity holders of the VIE (the “VIE Exclusive Call Option Agreement”), each of the equity holders of the VIE has irrevocably granted the WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interests and assets in the VIE from its equity holders. The equity holders of the VIE agree that, without the prior written consent of the WFOE, they will not dispose of their equity interests in the VIE or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to the VIE regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The VIE Exclusive Call Option Agreement expires when all the equity interests or all the assets are transferred pursuant to the agreement.

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among the WFOE, the VIE and each of equity holders of the VIE (the “VIE Proxy Agreement”), each of the equity holders irrevocably authorizes the WFOE to exercise his or her rights as an equity holder of the VIE, including the right to attend equity holders meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the VIE Exclusive Call Option Agreement. During the term of the VIE Proxy Agreement, the VIE and all its equity holders may not terminate the VIE Proxy Agreement except when the VIE Proxy Agreement or applicable PRC laws provide otherwise.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019 (the “VIE Loan Agreement”), the WFOE agrees to provide the VIE with loans of different amounts at an annual interest rate of 24% according to the VIE’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, the VIE may not prepay any loan without the written consent of the WFOE while in case of certain circumstances, the VIE must repay the loan in advance upon the WFOE’s written request.

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

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized the WFOE to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to the WFOE as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on EZGO’s business through the VIE and its subsidiaries in China and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” on page 26.

Based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou):

●	the ownership structure of the VIE and the WFOE in China does not violate any applicable PRC laws or regulations currently in effect; and

●	the contractual arrangements among the WFOE, the VIE and the VIE’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

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

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended September 30, 2022, 2023 and 2024, and selected balance sheet information as of September 30, 2022, 2023 and 2024 showing financial information for the parent company – EZGO, non-VIE subsidiaries, the WFOE, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (dollars in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 8. See also VIE and consolidated financial information in Note 1 of our financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly-owned Hong Kong subsidiary; (ii) Changzhou Langyi Electronic Technology Co., Ltd. a wholly-owned PRC subsidiary; (iii) Jiangsu EZGO Energy Supply Chain Technology Co., Ltd.; (iv) Jiangsu EZGO New Energy Technologies Co., Ltd.; (v) Sichuan EZGO Energy Technologies Co., Ltd.; (vi) Tianjin EZGO Electric Technologies Co., Ltd.; (vii) Changzhou Youdi Electric Bicycle Co., Ltd.; (viii) Changzhou Sixun Technologies Co., Ltd.; (ix) Changzhou Higgs Intelligent Technologies Co., Ltd.; and (x) Changzhou Zhuyun Technologies Co., Ltd.

●	“WFOE” refers to EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai Enterprise Management Co., Ltd.), our wholly-owned PRC subsidiary;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd.

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd.

Consolidated Statements of Operations Information

	Fiscal Year Ended September 30, 2024
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Net revenues	$-	$4,863,027	$13,359,133	$2,912,265	$-	$21,134,425
Cost of revenues	-	(3,684,292)	(12,841,630)	(3,099,220)	-	(19,625,142)
Gross profit	-	1,178,735	517,503	(186,955)	-	1,509,283
Operating expenses	(1,502,523)	(1,628,229)	(898,986)	(1,696,616)	-	(5,726,354)
Loss from operations	(1,502,523)	(449,494)	(381,483)	(1,883,571)	-	(4,217,071)
Share of loss from subsidiaries	(5,904,310)	(4,109,002)	(2,243,597)	-	12,256,909	-
Other income (expense), net	122,041	(1,581,894)	(2,253,741)	(972,576)	-	(4,686,170)
Loss before income tax expenses (benefit)	(7,284,792)	(6,140,390)	(4,878,821)	(2,856,147)	12,256,909	(8,903,241)
Net loss	(7,284,792)	(6,082,439)	(4,109,002)	(2,866,472)	12,256,909	(8,085,796)
Less: net loss attributable to non-controlling interests	-	(178,129)	-	(622,875)	-	(801,004)
Net loss attributable to EZGO’s shareholders	(7,284,792)	(5,904,310)	(4,109,002)	(2,243,597)	12,256,909	(7,284,792)

	Fiscal Year Ended September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Net revenues	$-	$4,792,821	$5,852,450	$6,757,558	$(1,482,170)	$15,920,659
Cost of revenues	-	(4,066,673)	(5,544,860)	(6,651,897)	1,482,170	(14,781,260)
Gross profit	-	726,148	307,590	105,661	-	1,139,399
Operating expenses	(2,252,709)	(1,059,040)	(908,775)	(1,710,953)	-	(5,931,477)
Loss from operations	(2,252,709)	(332,892)	(601,185)	(1,605,292)	-	(4,792,078)
Share of loss from subsidiaries	(206,966)	(205,147)	-	-	412,113	-
Other income (expense), net	(408)	47,720	654,230	(2,180,789)	(844,907)	(2,324,154)
Loss before income tax expenses (benefit)	(2,460,083)	(490,319)	53,045	(3,786,081)	(432,794)	(7,116,232)
Net loss	(2,460,083)	(523,744)	(42,100)	(3,799,592)	(432,794)	(7,258,313)
Less: net loss attributable to non-controlling interests	-	(153,737)	-	(321,490)	-	(475,227)
Net loss attributable to EZGO’s shareholders	(2,460,083)	(370,007)	(42,100)	(3,478,102)	(432,794)	(6,783,086)

	Fiscal Year Ended September 30, 2022
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Net revenues	$-	$176,027	4,407,284	$12,805,906	$-	$17,389,217
Cost of revenues	-	(170,454)	(4,042,002)	(12,957,722)	-	(17,170,178)
Gross profit	-	5,573	365,282	(151,816)	-	219,039
Operating expenses	(1,449,339)	(14,993)	(1,095,508)	(4,121,806)	-	(6,681,646)
Loss from operations	(1,449,339)	(9,420)	(730,226)	(4,273,622)	-	(6,462,607)
Share of loss from subsidiaries	(157,105)	(149,440)	-	-	306,545	-
Other income (expense), net	327	(265)	605,606	(872,639)	-	(266,971)
Loss before income tax expenses (benefit)	(1,606,117)	(159,125)	(124,620)	(5,146,261)	306,545	(6,729,578)
Net loss	(1,606,117)	(157,105)	(149,440)	(5,862,713)	306,545	(7,468,830)
Less: net loss attributable to non-controlling interests	-	-	-	(1,005,032)	-	(1,005,032)
Net loss attributable to EZGO’s shareholders	(1,606,117)	(157,105)	(149,440)	(4,857,681)	306,545	(6,463,798)

Consolidated Balance Sheets Information

	As of September 30, 2024
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$24,635,125	$-	$-	$-	$(24,635,125)	$-
Amounts due from VIE and its subsidiaries	-	-	9,575,923	-	(9,575,923)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amounts due from Non-VIE and its subsidiaries	8,371,538	-	16,194,733	-	(24,566,271)	-
Amounts due from WFOE	32,707,247	691,948	-	11,345,913	(44,745,108)	-
Current assets	65,719,690	(8,960,931)	53,349,617	17,946,055	(86,650,772)	41,403,659
Amounts due to VIE and its subsidiaries	-	-	(11,345,913)	-	11,345,913	-
Amounts due to WFOE	-	(16,194,733)	-	(9,575,923)	25,770,656	-
Amounts due to non-VIE and its subsidiaries	-	-	(691,948)	-	691,948	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amounts due to EZGO	-	(33,006,663)	(32,707,247)	-	65,713,910	-
Working capital (deficit)	64,709,137	(44,026,860)	3,101,722	10,923,332	(10,195,518)	24,511,813
Investment in non-VIE subsidiaries	-	-	5,774,054	-	(5,774,054)	-
Assets	65,719,690	39,619,722	70,278,357	19,548,669	(109,806,775)	85,359,663

	As of September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$16,132,200	$-	$-	$-	$(16,132,200)	$-
Prepaid on behalf of VIE	2,940,601	-	-	-	(2,940,601)	-
Amounts due from VIE and its subsidiaries	-	12,061,404	-	-	(12,061,404)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amounts due from non-VIE subsidiaries	9,574,449	-	102,873,896	15,971,826	(128,420,171)	-
Amounts due from WFOE	29,328,300	16,107,637	-	-	(45,435,937)	-
Amounts due from EZGO	-	-	-	1,240,629	(1,240,629)	-
Current assets	66,903,734	2,700,294	36,136,611	25,321,902	(85,148,253)	45,914,288
Amounts due to VIE and its subsidiaries	(1,240,629)	(15,971,826)	-	-	17,212,455	-
Amounts due to WFOE	-	(102,873,896)	-	-	102,873,896	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amounts due to non-VIE and its subsidiaries	-	-	(16,107,637)	(12,061,404)	28,169,041	-
Amounts due to EZGO	-	(25,706,649)	(29,328,300)	(2,940,601)	57,975,550	-
Working capital	65,723,174	(21,683,899)	(10,530,672)	14,623,762	(13,257,034)	34,875,331
Investment in non-VIE subsidiaries	-	14,237,988	-	-	(14,237,988)	-
Assets	66,903,734	36,087,012	53,581,072	28,372,723	(103,037,022)	81,907,519

	As of September 30, 2022
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from subsidiary of EZGO	$16,161,400	$-	$-	$-	$(16,161,400)	$-
Prepaid on behalf of VIE	3,014,680	-	-	-	(3,014,680)	-
Amounts due from VIE and its subsidiaries	-	-	12,370,844	-	(12,370,844)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amounts due from non-VIE subsidiaries	-	-	5,971,687	704	(5,972,391)	-
Loans from WFOE	8,000,000	-		7,589,951	(15,589,951)	-
Amounts due from EZGO	-	-	-	417,138	(417,138)	-
Current assets	27,278,299	5,789,274	30,210,861	17,434,133	(47,558,531)	33,154,036
Amounts due to VIE and its subsidiaries	(417,138)	(704)	(7,589,951)	-	8,007,794	-
Amounts due to WFOE	-	(5,971,687)	-	(12,370,844)	18,342,531	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amounts due to EZGO	-	(16,161,400)	(8,000,000)	(3,014,680)	27,176,080	-
Working capital (deficit)	26,773,478	(16,904,159)	14,651,312	(5,334,798)	-	19,185,833
Investment in non-VIE subsidiaries	-	15,604,043	-	-	(15,604,043)	-
Assets	27,278,299	21,803,156	27,446,730	31,327,603	(93,502,243)	14,353,546

Consolidated Cash Flows Information

	For the year September 30, 2024
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$(437,396)	$2,675,835	$97,013	$(582,781)	$(12,061,404)	$(10,308,733)
Collection of loans to VIE and its subsidiaries	2,940,601	-	(9,575,923)	-	6,635,322	-
Amounts due from EZGO	-	-	-	1,240,629	(1,240,629)	-
Amounts due from non-VIE subsidiaries	(7,300,014)	-	(2,094,692)	15,971,826	(6,577,120)	-
Loans to the WFOE	(3,378,947)	15,415,689	-	(11,345,913)	(690,829)	-
Purchase of long-term investments	-	(3,996,882)	-	(2,915)	-	(3,999,797)
Net cash inflow from disposal of a subsidiary	-	-	-	861,291	-	861,291
Purchase of a short-term investment	-	(1,557,104)	-	-	-	(1,557,104)
Invest in subsidiary		(7,000,000)	-	-	7,000,000	-
Others(1)	-	(7,653,540)	961,926	144,703	-	(6,546,911)
Total cash (used in) provided by investing activities	(7,738,360)	(4,791,837)	(10,708,689)	6,869,621	5,126,744	(11,242,521)
Amounts due to EZGO	-	7,300,014	3,378,947	(2,940,601)	(7,738,360)	-
Amounts due to non-VIE subsidiaries	-	-	(15,415,689)	-	15,415,689	-
Amounts due to the WFOE	-	2,094,692	-	(2,485,481)	390,789	-
Amounts due to VIE and its subsidiaries	(1,240,629)	(15,971,826)	11,345,913	-	5,866,542	-
Contribution from a shareholder	-	-	7,000,000	-	(7,000,000)	-
Proceeds from short-term borrowings	-	1,887,761	3,747,762	-	-	5,635,523
Repayments of short-term borrowings	-	-	(1,318,657)	(277,612)	-	(1,596,269)
Proceeds from long-term borrowings	-	3,443,777	-	-	-	3,443,777
Others(2)	480,940	-	1,277,015	(608,758)	-	1,149,197
Total cash (used in) provided by financing activities	(759,689)	(1,245,582)	10,015,291	(6,312,452)	6,934,660	8,632,228
Effect of exchange rate changes	-	-	124,338	-	-	124,338
Net decrease in cash, cash equivalents and restricted cash	(8,935,445)	(3,361,584)	(472,047)	(25,612)	-	(12,794,688)

	For the year September 30, 2023
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$6,720,013	$(7,313,523)	$(7,644,249)	$6,346,133	$-	$(1,891,626)
Loans to VIE and its subsidiaries	-	(3,796)	313,236	-	(309,440)	-
Amounts due from EZGO	-	-	-	(823,491)	823,491	-
Amounts due from non-VIE subsidiaries	(9,149,944)	-	(8,126,807)	(610)	17,277,361	-
Loans to the WFOE	(21,723,605)	-	-	(8,865,949)	30,589,554	-
Net cash outflow due to acquisition of Changzhou Sixun	-	(572,296)	-	-	-	(572,296)
Net cash inflow from disposal of a subsidiary	-	-	-	5,089,321	-	5,089,321
Purchase of long-term investments	-	-	(10,687,851)	(1,425,574)	-	(12,113,425)
Prepayment for intent long-term investment	-	-	(2,835,552)	-	-	(2,835,552)
Cash paid for advances on customized equipment purchases		(7,221,017)				(7,221,017)
Others(1)	-	(3,564,461)	-	28,314	-	(3,536,147)
Total cash used in provided by investing activities	(30,873,549)	(11,361,570)	(21,336,974)	(5,997,989)	48,380,966	(21,189,116)
Loans from EZGO	-	9,149,944	21,723,605	-	(30,873,549)	-
Loans from the WFOE	-	-	-	(309,440)	309,440	-
Amounts due to the WFOE	-	8,126,807	-	-	(8,126,807)	-
Amounts due to VIE and its subsidiaries	823,491	610	8,865,949	-	(9,690,050)	-
Cash receipts from equity issuance, net of issuance cost	31,848,983	-	-	-	-	31,848,983
Proceeds from short-term borrowings	-	-	751,422	283,555	-	1,034,977
Repayments of short-term borrowings	-	-	-	(2,835,552)	-	(2,835,552)
Proceeds from long-term borrowings	-	4,536,883	-	-	-	4,536,883
Others(2)	420,067	-	-	1,164,549	-	1,584,616
Total cash provided by (used in) financing activities	33,092,541	21,814,244	31,340,976	(1,696,888)	(48,380,966)	36,169,907
Effect of exchange rate changes	-	(309,440)	-	61,052	-	(248,388)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,939,005	2,829,711	2,359,753	(1,287,692)	-	12,840,777

	For the Ended September 30, 2022
	Parent	Non-VIE subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

Total cash used in operating activities	$132,326	$(3,456)	(11,973,551)	$1,489,651	$-	$(10,355,030)
Loan to non-VIE subsidiaries	(308,200)	-		-	308,200	-
Loan to VIE and its subsidiaries	-	-	(335,714)	-	335,714	-
Amounts due from non-VIE subsidiaries	-	-	(1,546)	(722)	2,268	-
Loan to the WFOE	(8,000,000)	-	-	(5,675,124)	13,675,124	-
Invest in subsidiary	-	(313,000)	-	-	313,000	-
Others(1)	-	-	-	(4,481,075)	-	(4,481,075)
Total cash used in investing activities	(8,308,200)	(313,000)	(337,260)	(10,156,921)	14,634,306	(4,481,075)
Loans from EZGO	-	308,200	8,000,000	-	(8,308,200)	-
Loans from the WFOE	-	-	-	335,714	(337,260)	-
Amount due to the WFOE		1,546
Amounts due to VIE and its subsidiaries	-	722	5,675,124	-	(5,675,846)	-
Contribution from shareholder	8,000,000	-	313,000	-	(313,000)	8,000,000
Others(2)	-	-	-	6,243,210	-	6,243,210
Total cash provided by financing activities	8,000,000	310,468	13,988,124	6,578,924	(14,634,306)	14,243,210
Effect of exchange rate changes	2,657	-	1,280,821	(2,167,250)	-	(883,772)
Net increase in cash, cash equivalents and restricted cash	(173,217)	(5,988)	2,958,134	(4,255,596)	-	(1,476,667)

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, and the purchase of short-term investments.

(2)	Other cash flows from financing activities mainly include the collection of receivables from a shareholder, loan from related parties, and repayments of loan from related parties.

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

After the completion of our initial public offering, our holding company, EZGO, transferred funds through a shareholder loan to EZGO HK. EZGO HK transferred funds through an increase in the registered capital to the WFOE. EZGO and the WFOE provided loans to the VIE, subject to statutory limits and restrictions.

For the fiscal year ended September 30, 2022, EZGO provided an additional interest-free loan of US$308,200 to EZGO HK and provided an interest-free loan of US$8,000,000 to the WFOE; and EZGO HK injected registered capital of US$313,000 into the WFOE. the WFOE provided loans of US$335,714 to the VIE and had US$7,589,951 of payables due to the VIE and its subsidiaries.

For the fiscal year ended September 30, 2023, EZGO provided an additional interest-free loan of US$31,848,983 to the WFOE, and the WFOE provided an additional interest-free loans of US$8,696,766 to its wholly-owned subsidiaries. As of September 30, 2023, the WFOE had US$14,092,722 receivables from its wholly-owned subsidiaries and had US$15,971,124 of payables due to the VIE and VIE’s subsidiaries.

For the fiscal year ended September 30, 2024, EZGO provided an interest-free loan of US$3,378,947 to the WFOE; and EZGO HK injected registered capital of US$7,000,000 into the WFOE. The WFOE provided loans of US$2,094,692 to its wholly-owned subsidiaries. As of September 30, 2024, the WFOE had US$15,500,819 of receivables from its wholly-owned subsidiaries and US$1,769,990 of payables due to the VIE and its subsidiaries.

The details of loans provided by the WFOE as of September 30, 2024are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 8, 2021	April 6, 2026	$3,562,472	5%
June 11, 2021	June 10, 2026	47,025	5%
June 22, 2021	June 21, 2026	2,090,458	5%
October 14, 2021	August 13, 2026	3,562,472	Chinese Loan Prime Rate (LPR)+0.25%
December 21, 2021	December 20, 2024	313,497	4%
Total		$9,575,924

Foresaid transactions including capital injection and loans would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB30,970,516 and cash in USD in the amount of US$26,265 as of September 30, 2024. Funds are transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 37. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, the WFOE, only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business” on page 36.

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

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. shareholders as of the date of this annual report. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 40.

Under existing PRC foreign exchange regulations, currently EZGO’s PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to EZGO without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate EZGO’s ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of EZGO’s PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit its ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt EZGO may incur outside of China or pay dividends or make distributions in foreign currencies to EZGO’s shareholders, including holders of EZGO’s ordinary shares. In addition, any transfer of funds by EZGO to its PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’s business, which could result in a material and adverse effect on EZGO’s operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China. See risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 34, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on pages 35, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of the WFOE, the VIE and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through the WFOE, the VIE and its subsidiaries in China” on page 37.

As of September 30, 2024, none of our subsidiaries had ever paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. shareholders. EZGO intends to retain most, if not all, of its available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of its business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to EZGO’s shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively” on page 34.

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

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 41.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view as a result of: (i) EZGO is listed on the Nasdaq Stock Market (“Nasdaq”) and does not “seek to list on any other foreign stock exchange”; (ii) EZGO does not hold personal information on more than one million users in its business operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries; and (iii) data processed in EZGO’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, EZGO is not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

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

Company	License/Permission	Issuing Authority	Validity
EZGO HK	Business Registration Certificate	Registrar of Companies Hong Kong Special Administrative Region	February 13, 2024 - February 12, 2025
The WFOE	Business License	Market Supervision Administrative Bureau of Changzhou Wujin	June 12, 2019 - Long-term
Jiansu EZGO Energy Supply Chain Technologies Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 10, 2021 - Long-term
Jiangsu EZGO Electronic Technologies, Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	July 30, 2019 - Long-term
Hengmao Power Battery	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	May 5, 2014 - May 4, 2034
Yizhiying IoT	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 21, 2018 - Long-term
Jiangsu Cenbird	Business License	Economic Development Zone Administrative Committee of Jiangsu Changzhou	May 7, 2018 - Long-term
Changzhou Langyi	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 6, 2021 - Long-term

As of the date of this annual report, as advised by our PRC legal counsel, AllBright Law Offices (Fuzhou), none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which EZGO conducts its business activities through the WFOE, the VIE and its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 28 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect its business, financial condition, and results of operations.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair EZGO’s business operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China.

RISK FACTORS SUMMARY

EZGO’s business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in EZGO’s operations and the value of EZGO’s ordinary shares.

●	The Chinese government may intervene or influence EZGO’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in EZGO’s operations and/or the value of the securities EZGO has registered for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively. In addition, our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering or follow-on offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The Overseas Listing Regulations lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

●	Substantially all of EZGO’s current operations are conducted in the PRC through the VIE, its subsidiaries, and other non-VIE subsidiaries, and substantially all of its assets are located in the PRC. A majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for an EZGO shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

●	EZGO’s ordinary shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of EZGO’s ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s ordinary shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s ordinary shares could be prohibited from trading and delisted after two years instead of three.

Risks Related to Our Business and Industry

Risks and uncertainties related to EZGO’s business operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China, and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	We are an early-stage company of electronic bicycle (“e-bicycle”) products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether a variable interest entity that is controlled through contractual arrangements would be deemed as foreign-invested enterprises if it is ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with the VIE and its shareholders to operate part of our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other PRC regulations, or if these regulations change or are interpreted differently in the future, the securities EZGO has registered may decline in value or become worthless if the determinations, changes, or interpretations result in EZGO’s inability to assert contractual rights over the assets of its PRC subsidiaries or the VIE that conducts a substantial part of EZGO’s operations.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and impede its ability to continue its operations.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China would be considered an “operator of critical information infrastructure” or “data processor” as mentioned above, however, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors.

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

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence EZGO’s operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China at any time, which are beyond its control. Therefore, any such action may adversely affect EZGO’s operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China and significantly limit or hinder its ability to offer or continue to offer its securities to investors and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in its operations, financial performance and/or the value of EZGO’s ordinary shares or impair its ability to raise money.

The PRC government exerts substantial influence over the manner in which EZGO conducts part of its business activities through the WFOE, the VIE and its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through the WFOE, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless.

Based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), that we are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of the VIE Agreements. However, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. or other foreign exchanges, EZGO will not be able to continue listing on a U.S. or other foreign exchange, continue to offer its securities to investors, or materially affect the interest of investors and cause significantly depreciation of the price of its ordinary shares.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, EZGO’s operations through the WFOE, the VIE and its subsidiaries in China could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

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

The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. We believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), the Company is currently not required to obtain permissions from the Chinese government that is required to approve of EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and/or offering. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities EZGO has registered for sale in a prospectus, to significantly decline in value or become worthless.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks, and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiaries will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for EZGO’s operations. If EZGO’s operations do not comply with these new regulations at the time they become effective, or if EZGO fails to obtain any licenses required under these new laws and regulations, it could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China. We cannot assure you that the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries have obtained all the permits or licenses required for conducting our business in China or will be able to maintain existing licenses or obtain new ones.

EZGO’s business, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to EZGO’s business practices, increased cost of operations, damages to its reputation and brand, or otherwise harm its business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China do not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

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

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements may impose significant burdens and costs on EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China or require it to alter its business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. EZGO’s business operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and its results of operations.

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

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of EZGO’s employees up to a maximum amount specified by the local government from time to time at locations where EZGO, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, operates its businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, EZGO’s financial condition and results of operations may be adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

Currently substantially all of EZGO’s business operations are conducted in China through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries, and substantially all of EZGO’s sales are made in China. Accordingly, EZGO’s business through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for EZGO’s products and services provided through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, and consequently have a material adverse effect on its businesses, financial condition, and results of operations. Since the end of 2022, raw materials for lithium battery have continued to fall from a high level, with a maximum decline of 85%. As of September 30, 2024, raw materials for lithium battery still maintain a relatively low level, which forms a greater support for the company’s lithium battery sales. As a result, recent inflationary pressures have not materially impacted EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

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

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect EZGO’s business operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on EZGO’s business, financial condition, and results of operations.

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

There are limitations on our PRC subsidiaries’ and the VIE’s ability to distribute earnings to their respective shareholders. On the one hand, under the current PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. Our PRC subsidiaries may at their discretion allocate a portion of their after-tax profits to staff welfare and bonus funds in accordance with relevant PRC rules and regulations. These reserve funds and staff welfare and bonus funds cannot be distributed as cash dividends. Moreover, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. On the other hand, through the VIE Agreements among the WFOE, the VIE and its shareholders, we receive substantially all of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, in consideration for the services provided by the WFOE. For more information, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure” in this annual report. The VIE Agreements are not equivalent to equity ownership, and may limit our ability to settle amounts owed by the VIE under the VIE Agreements. For example, the contractually bound shareholders of the VIE could potentially breach their contractual agreements with us by failing to fulfill their contractual obligations, failing to act in our interest, or acting to the detriment of our interest. Moreover, as these shareholders, rather than the WFOE, are the actual shareholders of the VIE, we are unable to independently exercise any rights as a shareholder of the VIE and force the VIE to distribute its earnings to us. In addition, the legality or enforceability of the VIE Agreements have never been tested in a court of law in China. If any relevant contractual provisions were to ultimately be held unenforceable by the PRC courts or other governmental authorities, such uncertainty could result in us facing a reduced ability or complete inability to receive the economic benefits of the business operations of the VIE. These restrictions and limitations could limit our ability to settle amounts owed under the VIE Agreements and our subsidiaries’ ability to pay dividends.

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

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. the WFOE is wholly owned by EZGO HK, EZGO’s wholly-owned subsidiary. Accordingly, EZGO HK may qualify for a 5% tax rate in respect of distributions from the WFOE. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of September 2021, the value of the Renminbi appreciated by approximately 5.20% against the U.S. dollar. From September 2021 through the end of September 2024, the value of the Renminbi depreciated by approximately 8.30% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, EZGO’s shares in foreign currency terms may be adversely affected. EZGO may not be able to pay dividends in foreign currencies to its shareholders. Appreciation of RMB to the U.S. dollar will result in exchange loss, while depreciation of RMB to the U.S. dollar will result in exchange gain.

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

We have relied on the opinion of our PRC counsel, AllBright Law Offices (Fuzhou), that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as its ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In the future, EZGO may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether EZGO’s business operations through the WFOE, the VIE, its subsidiaries and other non-VIE subsidiaries in China would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. EZGO’s ability to expand its business or maintain or expand its market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on EZGO’s business, results of operations and corporate structure.

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

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect EZGO’s operations through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

EZGO is a company incorporated under the laws of the BVI, and EZGO conduct substantially all of its operations in China through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries and substantially all of its assets are located in China. In addition, a majority of EZGO’s current directors and officers, including Mr. Jianhui Ye, Mr. Zebin Zhao, Ms. Peiyao Jin, Mr. Guanghui Yang and Mr. Qixiang Liu are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditor, Wei Wei, or our current auditor, HTL.

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

Our former auditor, Wei Wei, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei Wei is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in February 2022.

Our current auditor as of the date of this annual report, HTL, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered in Houston, TX, and is subject to inspection by the PCAOB on a regular basis.

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

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net loss of approximately $7.47 million, $7.26 million, and $8.09 million, for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. We anticipate that our operating expenses (such as sale expense, marketing expense and research and development expense), together with general administrative expenses of a growing public company, will increase proportionally in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on an interim or annual basis for the foreseeable future.

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

We relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangzhou Shengkang Power Equipment Co., Ltd., each accounted for approximately 40%, 28% and 14%, respectively, of our sales of batteries for the fiscal year ended September 30, 2024. We relied on three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Chengdu Baiya Technologies Co., Ltd. and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 51%, 26% and 16%, respectively, of our sales of batteries for the fiscal year ended September 30, 2023. We relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Zhejiang Weichen Technology Co., Ltd., and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 29%, 23% and 23%, respectively, of our sales of batteries for the fiscal year ended September 30, 2022.

We relied on one major customer, Youon Technology Co., Ltd., which accounted for approximately 86% of our e-bicycles sales revenue for the fiscal year ended September 30, 2024. We relied on our two major customers in sales of e-bicycles, including Piesat Information Technology Co., Ltd. and Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. We relied on our two major customers in sales of e-bicycles, including Jiangsu Biyaqiao Motorcycle Sales Co., Ltd. and Wenzhou Longwan Yongzhong Tengbu Bicycle Firm, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

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

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this annual report, we have obtained eight registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. We have also registered 12 trademarks with the China Trademark Office and have right to use one registered “Cenbird” trademark, and 17 copyright registrations with the PRC. See “Item 4. Information on the Company - B. Business Overview – Intellectual Property.”

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

As of the date of this annual report, we own 45 registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2022, 2023 and 2024, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of and for the fiscal year ended September 30, 2024, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with the preparation of our financial statements for the fiscal years ended September 30, 2022, 2023 and 2024, we identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of EZGO’s securities would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

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

We rely on contractual arrangements with the VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 3. Key Information — Contractual Arrangements and Corporate Structure.” All of our revenue is attributed to the VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. If the VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

We, through our WFOE in the PRC, have entered into a series of contractual arrangements with the VIE and its shareholders. For a description of these contractual arrangements, see “Item 3. Key Information — Contractual Arrangements and Corporate Structure.” If the VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Because EZGO is a business company incorporated in the BVI, it is classified as a foreign enterprise under PRC laws and regulations, and the WFOE in the PRC is a foreign-invested enterprise (“FIE”). The WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) have rights of determination over the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of EZGO under U.S. GAAP, of which we are a primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have the contractual rights to determine the most significant economic activities, receive the majority of the economic benefits and are the primary beneficiary of the VIE and hence consolidate its financial results as the VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 3. Key Information—Contractual Arrangements and Corporate Structure—Contractual Arrangements with the VIE and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), that based on its understanding of the relevant laws and regulations, each of the contracts among our wholly-owned PRC subsidiary, the WFOE, the VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as MOFCOM or MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose our rights to determine the most significant economic activities and the majority of the economic benefits of the VIE, most importantly, the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAPP, for which we are a primary beneficiary of the VIE, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to EZGO’s business through the VIE and its subsidiaries in China. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The PRC government could disallow the variable interest entity structure, which would likely result in a material change in EZGO’s operations through the VIE and its subsidiaries in China and/or value of its securities, including that it could cause the value of such securities to significantly decline or become worthless. The VIE Agreements have never been tested in a court of law in China. If the PRC government deems that our contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure its operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations, or take other regulatory or enforcement actions against the VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to determine the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with U.S. GAAP. In addition, EZGO’s securities may decline in value or become worthless if it is unable to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIE and its subsidiaries conduct part of EZGO’s operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they identify any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the WFOE or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the WFOE and the VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the WFOE and the VIE increase, or if they are required to pay late payment fees and other penalties.

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

On March 22, 2024, the board of directors of EZGO approved a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s ordinary shares will begin trading on the Nasdaq Stock Market on a post-split basis on April 12, 2024. As a result of the Reverse Share Split, the par value of the ordinary shares of the Company was changed from $0.001 per share to $0.04 per share, and the Company’s issued and outstanding ordinary shares was reduced from 102,165,549 to approximately 2,554,139.

On March 26, 2024, the Company received a delisting determination notice (the “Delisting Notice”) from Nasdaq notifying the Company that, as of March 26, 2024, the Ordinary Shares had a closing bid price of $0.10 or less for ten consecutive trading days and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to begin the process to delist the Ordinary Shares from the Nasdaq Stock Market. On April 2, 2024, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to appeal the Delisting Notice, which was scheduled on May 23, 2024.

On May 1, 2024, the Company received a written notification from Nasdaq that the Company has regained compliance with the Minimum Bid Price Requirement and the matter was closed. Consequently, the scheduled hearing before the Nasdaq Hearings Panel was cancelled.

On December 31, 2024, we announced that we received written notification, or the Notification Letter, from Nasdaq on December 30, 2024 that we were not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 30, 2025. To regain compliance, EZGO’s ordinary shares were required to have had a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days or before June 30, 2025. There can be no assurance that we will be able to regain compliance with the Minimum Bid price Requirement, without having to effect a reverse share split of EZGO’s ordinary shares, or maintain compliance with the Minimum Bid Price Requirement, after we have regained compliance, even if we implement another reverse share split.

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

Techniques employed by short sellers may drive down the market price of the ordinary shares.

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

As of the date of this annual report, our executive officers and directors, together with each of EZGO’s principal shareholders owning 5% or more of our issued and outstanding ordinary shares, beneficially own approximately 176,583 ordinary shares, or approximately 3.1% of our outstanding ordinary shares.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If EZGO fails to address and comply with these regulations and any subsequent changes, EZGO may be subject to penalty and its business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China may be harmed.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

EZGO was incorporated in the BVI on January 24, 2019. EZGO’s wholly-owned subsidiary, EZGO HK, was incorporated in Hong Kong on February 13, 2019. EZGO HK holds all of the capital stock of the WFOE, which was incorporated in China on June 12, 2019 and Changzhou Langyi, which was incorporated in China on August 6, 2021. the WFOE controls the VIE through the VIE Agreements. See “— Contractual Arrangements with the VIE and Its Shareholders.” EZGO conducts part of its business in the PRC though the VIE and its subsidiaries, Hengmao Power Battery, a PRC company of which 80.87% of equity interest is owned by the VIE, Jiangsu Cenbird, a PRC company of which 51% of equity interest is owned by the VIE, Yizhiying IoT, a PRC company and a wholly-owned subsidiary of the VIE, since EZGO obtained the rights to determine the most significant economic activities and receives the majority of the economic benefits of the VIE through contractual arrangements in November 2019.

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

On July 21, 2022, EZGO entered into a securities purchase agreement with certain “non-U.S. persons” as defined in Regulation S of the Securities Act, pursuant to which 10,000,000 ordinary shares (250,000 ordinary shares after the Reverse Share Split) were issued at a per share purchase price of $0.80 (the “Reg S Offering”). The shares issued in the Reg S Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

On January 25, 2023, the Company entered into an equity transfer agreement for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) was paid by issuing 7,667,943 ordinary shares (191,699 ordinary shares after the Reverse Share Split) of the Company, with a selling restriction period of six months.

On March 9, 2023, the Company entered into a securities purchase agreement with certain purchasers, in connection with the offer and sale of 18,000,000 ordinary shares (450,000 ordinary shares after the Reverse Share Split) of the Company at $0.80 per share (the “March 2023 Offering”). The gross proceeds to the Company from the March 2023 Offering were $14,400,000.

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

On September 11, 2023, the Company entered into a securities purchase agreement with certain investors in connection with the offer and sale of an aggregate of 8,498,125 ordinary shares (212,454 ordinary shares after the Reverse Share Split) of the Company and accompanying warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and accompanying warrants (the “September 2023 Offering”), with each ordinary share being sold together with one common warrant exercisable for one ordinary share at an initial exercise price of $1.13 per ordinary share, subject to certain adjustments, by which the investors can purchase up to 8,498,125 ordinary shares (212,454 ordinary shares after the Reverse Share Split), and four exchange warrants each exercisable for one ordinary share at an initial exercise price of $1.13 per ordinary share, subject to certain adjustments, by which the investors can purchase up to 33,992,500 (849,813 ordinary shares after the Reverse Share Split), in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement filed with the SEC on September 11, 2023.

Relating to the September 2023 Offering, the Company also entered into a Placement Agency Agreement (the “PAA”) with Aegis Capital Corp. (the “Placement Agent”), which is the sole placement agent for the September 2023 Offering. The Company will pay the Placement Agent a cash fee of $800,000, which is 8% of the gross proceeds of (i) the September 2023 Offering and (ii) an additional $397,119 of gross proceeds from one of the investors in connection with a closing on the sale of 351,433 ordinary shares (8,786 ordinary shares after the Reverse Share Split) on September 11, 2023. The Company raised total net proceeds of $8,948,982 after deducting underwriting discounts, legal fees, and other offering expenses.

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021 and 10,000,000 common warrants from the June 2023 Offering were exercised via cashless option by the investors for 806,243 ordinary shares (20,157 ordinary shares after the Reverse Share Split) and 4,942,904 ordinary shares (123,573 ordinary shares after the Reverse Share Split) of the Company, respectively. 26,093,088 exchange warrants from the September 2023 Offering were further exercised via cashless option by the investors for 26,093,088 ordinary shares (652,328 ordinary shares after the Reverse Share Split) of the Company.

During the year ended September 30, 2024, subject to certain adjustments, 197,941 exchange warrants and zero common warrant from the September 2023 Offering were further exercised via cashless option by the investors for 134,000 ordinary shares of the Company.

On March 22, 2024, the board of directors of the Company approved the Reverse Share Split of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s ordinary shares will begin trading on the Nasdaq Stock Market on a post-split basis on April 12, 2024. As a result of the Reverse Share Split, the par value of the ordinary shares of the Company was changed from $0.001 per share to $0.04 per share, and the Company’s issued and outstanding ordinary shares was reduced from 102,165,549 to approximately 2,554,139.

On June 3 2024, the Company amended Clause 9 of its amended and restated memorandum and articles of association to change the maximum number of shares that the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each.

On October 29, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) and certain Side Letter Agreements (the “Side Letter Agreements”) with the Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), which resolved and settled certain lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement and the Side Letter Agreements, the shares issuable under the exchange warrants pursuant to the Side Letter Agreements were reduced to no more than 3,000,000 ordinary shares allocated to the Plaintiffs. As of the date of this annual report, the exchange warrants have been exercised in full and the Company has issued 3,000,000 ordinary shares as a result of such exercise.

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

B. Business Overview

EZGO is a holding company incorporated in the BVI with operating subsidiaries, the VIE, in which EZGO does not hold any equity interest, and VIE’s subsidiaries, and with substantially all of its operations and assets in China. As a holding company with no material operations of its own, EZGO conducts its business in China through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries. Through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, EZGO’s vision is to be a leading short-distance transportation solutions provider in China. Leveraging its Internet of Things (“IoT”) product and service platform, EZGO has preliminarily established a business model centered on design, manufacturing and sale of two-and three-wheeled electric vehicles, intelligent robots, complemented by electric vehicle accessories including batteries, charging piles and electronic control system. Currently, EZGO (i) designs, manufactures, rents and sells e-bicycles and e-tricycles; (ii)  sells, franchises, and operates smart charging piles for e-bicycles and other electronic devices primarily through the VIE and its subsidiaries in China, and (iii) sells battery packs, designs, manufactures and sells intelligent robots and electronic control system through the WFOE and non-VIE subsidiaries.

The e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles that are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. None of EZGO, the WFOE, the VIE ,its subsidiaries, and other non-VIE subsidiaries in China produces any non-new standards e-bicycles. As of September 30, 2024, EZGO, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, did not have non-new standards e-bicycles as our property, plants and equipment and no impairment was recognized for the fiscal years ended September 30, 2022, 2023 and 2024.

To date, EZGO, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, has engaged in the business of battery packs sales, which accounted for approximately, 40%, 52%, 77%of its total revenues for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. The revenue from e-bicycles sales accounted for approximately 54%, 27% and 14% of its total revenues for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. During the fiscal year ended September 30, 2023 and 2024, electronic control system and intelligent robots sales accounted for approximately 15% and 7% of EZGO’s total revenues. For the fiscal years ended September 30, 2022, 2023 and 2024, as the self-developed smart charging piles for e-bicycles and other electronic devices, second-hand machinery, maintenance services, and photovoltaic engineering contracting have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of EZGO’s total revenues. For the fiscal year ended September 30, 2024, the revenue from our smart charging piles business accounted for 2% of EZGO’s total revenues.

EZGO, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, is committed to providing cost-effective and convenient solutions for short distance travelers through the design, manufacture, rental and sale of high-quality e-bicycles, with lightweight and high endurance lithium batteries, to meet different levels of consumer demand, and through the operation of smart charging piles in communities. EZGO, through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, also plans to launch its online 4S (which stands for Sale, Spare-part supply, after-sale Service and Survey) services to enhance its sales capacity by combining its online sales portals and offline service and support channels.

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

On July 21, 2022, EZGO entered into a securities purchase agreement with certain “non-U.S. persons” as defined in Regulation S of the Securities Act, pursuant to which 10,000,000 ordinary shares (250,000 ordinary shares after the Reverse Share Split) were issued at a per share purchase price of $0.80 (the “Reg S Offering”). The shares issued in the Reg S Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder.

On August 8, 2022, upon the compensation committee’s approval and pursuant to EZGO’s 2022 Share Incentive Plan, EZGO awarded 320,000, 200,000, 330,000 and 150,000 ordinary shares (8,000, 5,000, 8,250 and 3,750 ordinary shares after the Reverse Share Split) to Zhixiang Wen, Xiaofei Han, Yuxing Liu and Huiyan Xie, respectively, all of whom are employees of EZGO, except Xiaofei Han who is a consultant of EZGO. The ordinary shares awarded to Zhixiang Wen and Xiaofei Han vested immediately as of the date of grant. The ordinary shares awarded to Yuxing Liu will vest on the first anniversary of the date of grant. The ordinary shares awarded to Huiyan Xie will vest on the second anniversary of the date of grant. The aggregate fair value of the ordinary shares awarded were $240,000, $150,000, $247,500 and $112,500, respectively, based on the closing price of EZGO’s ordinary shares on the date of grant.

On November 30, 2022, the SEC declared effective EZGO’s Registration Statement on Form F-3 (the “Shelf Registration Statement”). Pursuant to the Shelf Registration Statement, EZGO may offer for sale up to US$200,000,000 of EZGO’s securities in public and private transactions, subject to certain limitations.

On January 25, 2023, the Company entered into an equity transfer agreement for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) was paid by issuing 7,667,943 ordinary shares (191,699 ordinary shares after the Reverse Share Split) of the Company, with a selling restriction period of six months.

On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000).

On March 9, 2023, the Company entered into a securities purchase agreement with certain purchasers, in connection with the offer and sale of 18,000,000 ordinary shares (450,000 ordinary shares after the Reverse Share Split) of the Company at $0.80 per share (the “March 2023 Offering”). The gross proceeds to the Company from the March 2023 Offering were $14,400,000.

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

On September 11, 2023, the Company entered into a securities purchase agreement with certain investors in connection with the offer and sale of an aggregate of 8,498,125 ordinary shares (212,454 ordinary shares after the Reverse Share Split) of the Company and accompanying warrants (as further described herein) at a combined purchase price of $1.13 per ordinary share and accompanying warrants (the “September 2023 Offering”), with each ordinary share being sold together with one common warrant exercisable for one ordinary share at an initial exercise price of $1.13 per ordinary share, subject to certain adjustments, by which the investors can purchase up to 8,498,125 ordinary shares (212,454 ordinary shares after the Reverse Share Split), and four exchange warrants each exercisable for one ordinary share at an initial exercise price of $1.13 per ordinary share, subject to certain adjustments, by which the investors can purchase up to 33,992,500 (849,813 ordinary shares after the Reverse Share Split), in a registered direct offering, being made pursuant to the Company’s “shelf” registration statement filed with the SEC on September 11, 2023.

Relating to the September 2023 Offering, the Company also entered into a Placement Agency Agreement (the “PAA”) with Aegis Capital Corp. (the “Placement Agent”), which is the sole placement agent for the September 2023 Offering. The Company will pay the Placement Agent a cash fee of $800,000, which is 8% of the gross proceeds of (i) the September 2023 Offering and (ii) an additional $397,119 of gross proceeds from one of the investors in connection with a closing on the sale of 351,433 ordinary shares (8,786 ordinary shares after the Reverse Share Split) on September 11, 2023. The Company raised total net proceeds of $8,948,982 after deducting underwriting discounts, legal fees, and other offering expenses.

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021 and 10,000,000 common warrants from the June 2023 Offering were exercised via cashless option by the investors for 806,243 ordinary shares (20,157 ordinary shares after the Reverse Share Split) and 4,942,904 ordinary shares (123,573 ordinary shares after the Reverse Share Split) of the Company, respectively. 26,093,088 exchange warrants from the September 2023 Offering were further exercised via cashless option by the investors for 26,093,088 ordinary shares (652,328 ordinary shares after the Reverse Share Split) of the Company.

During the year ended September 30, 2024, subject to certain adjustments, 197,941 exchange warrants from the September 2023 Offering were further exercised via cashless option by the investors for 134,000 ordinary shares of the Company.

On March 22, 2024, the board of directors of the Company approved the Reverse Share Split of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s ordinary shares will begin trading on the Nasdaq Stock Market on a post-split basis on April 12, 2024. As a result of the Reverse Share Split, the par value of the ordinary shares of the Company was changed from $0.001 per share to $0.04 per share, and the Company’s issued and outstanding ordinary shares was reduced from 102,165,549 to approximately 2,554,139.

On April 11, 2024, the Company entered into a procurement agreement to sell twelve security patrol robots and one intelligent patrol platform for an aggregate price of approximately US$1.84 million.

On June 3, 2024, the Company amended Clause 9 of its amended and restated memorandum and articles of association to change the maximum number of shares that the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each.

On October 29, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) and certain Side Letter Agreements (the “Side Letter Agreements”) with the Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), which resolved and settled certain lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement and the Side Letter Agreements, the shares issuable under the exchange warrants pursuant to the Side Letter Agreements were reduced to no more than 3,000,000 ordinary shares allocated to the Plaintiffs. As of the date of this annual report, the exchange warrants have been exercised in full and the Company has issued 3,000,000 ordinary shares as a result of such exercise.

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

Our Strategies

We expect that in the next five years (2025-2027), we will gradually build ourselves into a company focusing on the design, research and development, production, manufacturing and sales services of e-bicycles, and achieve a market share of more than 1% in the e-bicycle industry in mainland China. At the same time, we will layout the global e-bicycle market, and strive to achieve a global sales of more than 500,000 units by 2028. In the mainland China market, we have established sales and service networks based on the Beijing-Tianjin-Hebei urban agglomeration, the Yangtze River Delta metropolitan area, the Pearl River Delta metropolitan area, and inland central cities such as Chengdu, Xi’an, and Zhengzhou. We also built e-bicycles charging networks with regional dealers. Relying on the strategy of “follow up, innovation and moderate leadership” and leveraging resource sharing and cost leadership, we will integrate high-quality resources by acquisitions in our industry, and gradually established the “independent innovation product system” and “high-quality supply chain service system”.

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

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. For the fiscal year ended September 30, 2024, we entered into a lithium battery sales contract with downstream customers first, and then purchased from a suitable upstream supplier, and resold the batteries to the downstream customers. In battery trading, we provide storage and bear the risk of inventory for several months. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium batteries, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

Our battery cells trading and battery packs sales for the fiscal years ended September 30, 2022, 2023 and 2024 were approximately, $7.0 million, $8.2 million, and $16.3 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

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

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB1,000 (approximately $141.38), a franchise will receive 50% of the revenues generated. As of September 30, 2024, none of our charging piles were operated by franchisees and 3,459 of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

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

Comprehensive Machine Maintenance Services

Changzhou Higgs’ management team has been operating in the construction machinery industry for approximately 20 years and enjoys a prestigious reputation within the domestic construction machinery sector. Some of the company’s products hold a significant market share in the domestic market. The company boasts a professional technical team comprising experts in mechanical, electrical, and construction machinery disciplines. This dedicated team is committed to developing and maintaining a variety of instruments, meters, and accessories for road machinery.

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

Research and Development

From October 2016 to September 2024, our continued expenditure in research and development has amounted to RMB9.74 million (approximately $1.35 million). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. For the fiscal year ended September 30, 2024, we spent RMB1.86 million (approximately $0.26 million) to develop the electronic control systems.

We focus on developing New National Standards bicycle models. We invested RMB50,700 (approximately $7,037) to develop new e-bicycle models for the fiscal year ended September 30, 2024, and we had 3C certifications for six models in Jiangsu Cenbird, as of September 30, 2024.

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

Customers

We have relied on our three major customers in sales of batteries, each accounted for approximately 40%, 28% and 14%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2024. Our customers can be classified as follows. We relied on three major customers in sales of batteries, each accounted for approximately 51%, 26% and 16%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2023. We relied on our three major customers in sales of batteries, each accounted for approximately 29%, 23% and 23%, respectively, of our sales of lithium batteries for the fiscal year ended September 30, 2022.

We have relied on one major customer, which accounted for approximately 86% of our e-bicycles sales revenue for the fiscal year ended September 30, 2024. We relied on our two major customers in sales of e-bicycles, each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. We have relied on our two major customers in sales of e-bicycles, each accounted for approximately 22% and 13%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2022.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2020 but EZGO terminated all sublease agents during the fiscal year ended September 30, 2021. To date, we have no sublease agent.

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

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report includes the following:

●	Patents: We have 45 registered patents in China, covering e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the eight patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL2010105520625	November 19, 2010 to November 18, 2030
2	Electric vehicle headlamp device	Jiangsu EZGO	Utility Model	ZL2019224131648	December 27, 2019 to December 26, 2029
3	Leakage prevention device for electric vehicle	Jiangsu EZGO	Utility Model	ZL2019224185050	December 28, 2019 to December 27, 2029
4	Portable foldable bicycle	Jiangsu EZGO	Utility Model	2019223905637	December 27, 2019 to December 26, 2029
5	Labor-saving simple car ladder	Jiangsu EZGO	Utility Model	2019224145744	December 28, 2019 to December 27, 2029
6	Detachable and lifting basket	Jiangsu EZGO	Utility Model	2019224195387	December 28, 2019 to December 27, 2029
7	Emergency undamaged fast charging device for electric vehicle battery	Jiangsu EZGO	Utility Model	2021229889300	June 3, 2022 to June 2, 2032
8	A feedback aging device for power switch	Jiangsu EZGO	Utility Model	2021233961363	September 2, 2022 to September 1, 2032
9	An LED electric bicycle lighting lamp	Jiangsu Cenbird	Utility Model	2021207649545	April 15, 2021 to April 14, 2031
10	An electric bicycle control device with waterproof function	Jiangsu Cenbird	Utility Model	2021207650114	April 15, 2021 to April 14, 2031
11	A heat dissipation device for electric bicycle charging pile	Jiangsu Cenbird	Utility Model	2021207651051	April 15, 2021 to April 14, 2031
12	An electric bicycle quick charging pile	Jiangsu Cenbird	Utility Model	2021207651155	April 15, 2021 to April 14, 2031
13	A control device of electric bicycle charging pile	Jiangsu Cenbird	Utility Model	2021207651371	April 15, 2021 to April 14, 2031
14	A front shock absorber for an electric vehicle	Jiangsu Cenbird	Utility Model	2020218413777	August 28, 2020 to August 27, 2030
15	A converter with USB interface for electric vehicles	Jiangsu Cenbird	Utility Model	2020218419010	August 28, 2020 to August 27, 2030
16	A fixed-speed cruise device for electric vehicles	Jiangsu Cenbird	Utility Model	2020218430880	August 28, 2020 to August 27, 2030
17	An anti-falling plug for an electric vehicle charger	Jiangsu Cenbird	Utility Model	2020218430912	August 28, 2020 to August 27, 2030
18	An electric vehicle wheel hub containing a brake accessory	Jiangsu Cenbird	Utility Model	2020218418709	August 28, 2020 to August 27, 2030
19	A rear independent suspension shock absorber for electric vehicles	Jiangsu Cenbird	Utility Model	2020218428664	August 28, 2020 to August 27, 2030
20	An energy efficient electric vehicle with a backup power supply	Jiangsu Cenbird	Utility Model	2020218415560	August 28, 2020 to August 27, 2030
21	An energy-saving electric vehicle motor	Jiangsu Cenbird	Utility Model	2020218415382	August 28, 2020 to August 27, 2030
22	An electric vehicle anti-theft electronic mechanical lock	Jiangsu Cenbird	Utility Model	2020218413885	August 28, 2020 to August 27, 2030
23	An electric vehicle wheel hub which can protect a tire valve nozzle	Jiangsu Cenbird	Utility Model	2020218419114	August 28, 2020 to August 27, 2030
24	A shock absorbing structure of an electric bicycle	Jiangsu Cenbird	Utility Model	2021214852977	July 1, 2021 to June 30, 2031

25	A support structure for an electric bicycle	Jiangsu Cenbird	Utility Model	2021214870373	July 1, 2021 to June 30, 2031
26	A waterproof and anti-theft electric bicycle battery pack	Jiangsu Cenbird	Utility Model	202121485284X	July 1, 2021 to June 30, 2031
27	An electric bicycle backseat with good shock absorbing effect	Jiangsu Cenbird	Utility Model	202121487034X	July 1, 2021 to June 30, 2031
28	A waterproof instrument used on electric bicycles	Jiangsu Cenbird	Utility Model	2021214852816	July 1, 2021 to June 30, 2031
29	Two-wheeled Electric Vehicle (Dolphin)	Jiangsu Cenbird	Utility Model	2021308220034	December 13, 2021 to December 12, 2031
30	Two-wheeled electric Scooter (Cub)	Jiangsu Cenbird	Utility Model	2021308221361	December 13, 2021 to December 12, 2031
31	Ahigh-strength bamboo production equipment for a bamboo frame and a production process thereof	Jiangsu Cenbird	Invention	2022109102575	July 29, 2022 to July 28, 2042
32	A filter with excellent impurity removal effect	Jiangsu Cenbird	Invention	2017103525626	May 18, 2017 to May 17, 2037
33	An oil injection device for a road roller which is convenient for uniform oil injection	Changzhou Higgs	Utility Model	2020225910628	November 10, 2020 to November 9, 2030
34	An anti-collision push rod for a road roller with a lifting structure	Changzhou Higgs	Utility Model	2020225866911	November 10, 2020 to November 9, 2030
35	A controller for easy storage and carrying	Changzhou Higgs	Utility Model	2020225707667	November 9, 2020 to November 8, 2030
36	A road roller with an anti-collision structure	Changzhou Higgs	Utility Model	2020225562954	November 6, 2020 to November 5, 2030
37	A computer used for special vehicle control	Changzhou Higgs	Utility Model	2020226171322	November 12 2020 to November 11, 2030
38	A controller with a guided mounting structure	Changzhou Higgs	Utility Model	2020225706965	November 9, 2020 to November 8, 2030
39	A circuit board with a solid mounting structure	Changzhou Higgs	Utility Model	2020225751250	November 9, 2020 to November 8, 2030
40	An oil injection device for a roller with heating and stirring structure	Changzhou Higgs	Utility Model	2020226044717	November 11, 2020 to November 10, 2030
41	An oil injection device for a road roller with a filter structure	Changzhou Higgs	Utility Model	2020226179057	November 12, 2020 to November 11, 2030
42	A road roller with a protective structure	Changzhou Higgs	Utility Model	2020226060673	November 11, 2020 to November 10, 2030
43	An oil injection anti-sticking wheel device for a road roller	Changzhou Higgs	Utility Model	2020225557284	November 6, 2020 to November 5, 2030
44	An anti-collision push rod for a road roller which is easy to install	Changzhou Higgs	Utility Model	2020225558982	November 6, 2020 to November 5, 2030
45	A gluing device for circuit board development	Changzhou Higgs	Utility Model	2020226199845	November 12, 2020 to November 11, 2030

●	Software copyrights: We have a large portfolio of protected software copyrights, including 17 software copyrights registered in China;

●	Trademarks: We own 12 registered trademarks, and have right to use one registered trademark - “Cenbird.” Our trademarks include the combination of graphs and names for Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have five registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.cenbird.cn. and www.cenbird.com.cn.

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

On April 29, 2024, the Company was named as defendant in a lawsuit in the Supreme Court for the State of New York, County of New York (Index No. 652191/2024) by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023. The Plaintiffs’ complaint asserts purported causes of action against the Company for “breach of contract – damages”, declaratory judgment, and “breach of contract – specific performance” in connection with the Company’s purported failure to honor the Plaintiffs’ exercise requests. In September 2023, the Plaintiffs collectively invested approximately $3.33 million in the Company and received ordinary shares, warrants and the Exchange Warrants pursuant to a securities purchase agreement entered into by and among the Company and the Plaintiffs. On April 12, 2024, the Company effected a 1-for-40 Reverse Share Split. Immediately following the Reverse Share Split, the Plaintiffs repeatedly sought to exercise the Exchange Warrants on an “alternative cashless exercise” basis, which the Company considers to be inconsistent with the terms of the Exchange Warrants, and disputes that the Plaintiffs are entitled to the requested shares. The Company wholly denies the allegations and claims made in the lawsuit and is currently defending the lawsuit. On May 23, 2024, the Plaintiffs filed a motion for a preliminary injunction seeking an order (1) directing the Company to deliver the shares sought in their warrant exercise requests; (2) directing the Company to deliver all shares pursuant to future requests; (3) preventing the Company from issuing or delivering any shares to other holders until the Company honors Plaintiffs’ outstanding exercise requests; and (4) directing the Company to instruct its transfer agent to comply with the Court’s preliminary injunction order. On July 1, 2024, the court denied the Plaintiffs’ motion for a preliminary injunction in its entirety. On July 19, 2024, the Company filed a motion to dismiss all of the Plaintiffs’ claims against the Company.

On October 29, 2024 (the “Effective Date”), the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) with the Plaintiffs, which resolved and settled the above referenced lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement, the Plaintiffs and the Company agreed to enter into certain Side Letter Agreements (the “Side Letter Agreements”) to amend the Exchange Warrants, which reduced the Warrant Shares (as defined in the Side Letter Agreements) to no more than 3,000,000 ordinary shares of the Company allocated to the Plaintiffs, exercisable at any time on or after the Trading Day (as defined in the Exchange Warrants) immediately following the Effective Date and through the Termination Date (as defined in the Side Letter Agreements). The Company also agreed to pay the Plaintiffs in the amount of $10,000 (the “Settlement Payment”) as compensation for costs incurred by the Plaintiffs in connection with the lawsuit and the Settlement Agreement. Additionally, the Plaintiffs and the Company each agreed to fully release the other from all claims arising out of the allegations and claims asserted in the lawsuit, subject to certain carve-outs (including any claims that the Plaintiffs or the Company may have against the other for a breach of the Settlement Agreement, the Side Letter Agreements or the Exchange Warrants (as amended pursuant to the Side Letter Agreements) and conditions. The Company may not effect the exercise of any Exchange Warrant, and a holder will not be entitled to exercise any portion of an Exchange Warrant, which, upon giving effect to such exercise, would cause the aggregate number of the Company’s ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, at the election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Exchange Warrants (as amended pursuant to the Side Letter Agreements). Within three business days following the last to occur of (i) the execution of the Settlement Agreement, (ii) the execution of the Side Letter Agreements, and (iii) the transmittal by the Company of the Settlement Payment, the Plaintiffs filed a stipulation discontinuing the lawsuit without prejudice on October 31, 2024.

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

As of the date of this annual report, as advised by our PRC legal counsel, AllBright Law Offices (Fuzhou), none of our company, our subsidiaries, or the VIE are covered by permissions requirements from the CSRC, the CAC, or any other governmental agency that is required to approve the VIE’s operations, and therefore no such permission or approval has been denied.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, the WFOE, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through the WFOE, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations. See “Item 3. Key Information — D. Risk Factors  – Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its ordinary shares could decline in value or become worthless” on page 28 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE, its subsidiaries, and other non-VIE subsidiaries and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE, its subsidiaries, and other non-VIE subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

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

Our PRC counsel, AllBright Law Offices (Fuzhou), has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of EZGO’s ordinary shares on Nasdaq in the context of our initial public offering and follow-on offering, given that:

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

Enforceability of Civil Liabilities

A majority of our officers and directors, including Mr. Jianhui Ye, Mr. Zebin Zhao, Ms. Peiyao Jin, Mr. Guanghui Yang and Mr. Qixiang Liu are residents of China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

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

C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information — Contractual Arrangements and Corporate Structure.”

D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2024, we owned approximately 19,665 square meters (approximately 211,672.3 square feet) of real estate, and we leased an aggregate of approximately 1,963 square meters (approximately 21,129.56 square feet) of real property.  We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Owned Properties

Address	Size	Ownership	Expiration
East of Xiacheng South Road, South of Longxu Road, Wujin District, Changzhou City, Jiangsu Province	19,665 square meters (approximately 211,672.3 square feet	Jiangsu EZGO New Energy Technologies Ltd.	January 5, 2073

Leased Properties

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB1,095 per month (approximately $152.0)	December 31, 2025

A210, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB1,278 per month (approximately $177.3)	December 31, 2025

A211, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB1,278 per month (approximately $177.3)	December 31, 2025

A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	135 square meters (approximately 1,453.0 square feet)	RMB2,464 per month (approximately $342.0)	December 31, 2025

3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB6,000 per month (approximately $832.8)	August 31, 2025

Sanqin Village, Hutang, Wujin District, Changzhou City, Jiangsu Province, China	280 square meters (approximately 3,013.89 square feet)	RMB35,000 per year (approximately $ 4,858.2)	August 31, 2025

4th Floor, No. 3 Office Building, No. 802, Xiliucunhu Xixin West District, Hengshanqiao Town, Economic Development Zone, Changzhou, Jiangsu Province	1,000.0 square meters (approximately 10,763.9 square feet)	RMB15,000 per month (approximately $2,082.1)	September 9, 2026

2nd Row, Area 2, Jianlong Motorcycle Parts Market, Jinniu District, Chengdu City, Sichuan Province,	48 square meters (approximately 516.67 square feet)	RMB10,000 per year (approximately $1,388.1)	October 16, 2026

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

For the fiscal years ended September 30, 2022, 2023 and 2024, our revenues were $17,389,217, $15,920,659, and $21,134,425, respectively. We had a net loss of $7,468,830, $7,258,313 and $8,085,796 for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. We currently generate most of our revenues from the sale of battery packs, e-bicycles, electronic control system and intelligent robot sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our battery sells sales volume;

●	our ability to enhance our electronic control system sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

COVID-19

Vast majority of our revenue is generated from China and workforce are concentrated in China. Consequently, the COVID-19 outbreak and China’s zero-COVID policy (which included strict lockdowns, quarantines and mass testing, among other things) adversely affected our business operations and financial condition, operating results and cash flow for the fiscal years ended September 30, 2022 and 2023. Our production and sales of e-bicycles continued to be affected by COVID-19 epidemic and the influence included the slower transportation, the suspension of exhibition, the abnormal operation of factory and so on, which led to the decrease of our sales volume of e-bicycles and the decrease of our revenue for the fiscal year ended September 30, 2022.

In December 2022, China declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with coronavirus and stopped identifying close contacts or designating high-risk and low-risk areas. With the termination of quarantine policy, infection cases peaked in January 2023, which caused certain disruption on our supply chain in the short-term. Although we expect economic resurgence in the post-pandemic era, management will continue to assess the uncertainties associated with the COVID-19, which may further impact our future revenue growth and cash flows in the long-term.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2022, 2023 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended September 30,
	2022	2023	2024

Net revenues	$17,389,217	$15,920,659	$21,134,425
Cost of revenues	(17,170,178)	(14,781,260)	(19,625,142)
Gross profit	219,039	1,139,399	1,509,283
Selling and marketing expenses	(1,008,422)	(620,579)	(561,396)
General and administrative expenses	(4,833,293)	(4,658,529)	(4,271,305)
Research and development expenses	(839,931)	(652,369)	(893,653)
Total operating expenses	(6,681,646)	(5,931,477)	(5,726,354)
Loss from operations	(6,462,607)	(4,792,078)	(4,217,071)
Total other expenses, net	(266,971)	(2,324,154)	(4,686,170)
Loss from continuing operations before income tax expense	(6,729,578)	(7,116,232)	(8,903,241)
Income tax (expense) benefit	(527,119)	62,447	786,369
Share of gain (loss) of equity method investments	(130,528)	(205,101)	31,076
Net loss from continuing operations	(7,387,225)	(7,258,886)	(8,085,796)
(Loss) Income from discontinued operation, net of tax	(81,605)	573	-
Net loss	(7,468,830)	(7,258,313)	(8,085,796)
Net loss from continuing operations	(7,387,225)	(7,258,886)	(8,085,796)
Less: Net loss attributable to non-controlling interests from continuing operations	(1,005,032)	(475,227)	(801,004)
Net loss attributable to our shareholders from continuing operations	(6,382,193)	(6,783,659)	(7,284,792)
(Loss) Income from discontinued operation, net of tax	(81,605)	573	-
Net (loss) income attributable to our shareholders from discontinued operations	(81,605)	573	-
Net loss attributable to our shareholders	$(6,463,798)	$(6,783,086)	$(7,284,792)

Segment Information

We operate in four segments for the fiscal years ended September 30, 2022, 2023 and 2024: (i) sales of battery cells and packs; (ii) sales of e-bicycle; and (iii) sales of electronic control system and intelligent robot, and (iv) others, which mainly includes the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The sales of battery cells and packs segment engaged in selling battery packs. The sales of e-bicycle segment engaged in sales of e-bicycles to legal entities providing ride-sharing services, regional exclusive distributors and wholesalers through offline channels and individual customers via various online e-commerce platforms. The electronic control system and intelligent robot segment engage in selling electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023, and started to provide second-hand machinery sales during 2024. The revenue from comprehensive machine maintenance service and second-hand machinery sales for fiscal 2024 was included in “Others” segment for segment reporting.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the fiscal years ended September 30, 2022, 2023 and 2024:

	Year Ended September 30, 2022
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Others	Consolidated
Revenues*	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment loss before tax	(1,467,259)	(3,009,794)	(4,477,053)	(2,252,525)	(6,729,578)
Segment gross profit margin	6.5%	(1.7)%	1.8%	(7.6)%	1.3%

	Year Ended September 30, 2023
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Others	Consolidated
Revenues*	$8,245,966	$4,276,147	$2,344,373	$14,866,486	$1,054,173	$15,920,659
Depreciation and amortization	(34,870)	(255,032)	(364,180)	(654,082)	(528,892)	(1,182,974)
Segment loss before tax	(400,588)	(2,494,836)	(148,679)	(3,044,103)	(4,072,129)	(7,116,232)
Segment gross profit margin	6.9%	2.2%	25.8%	8.6%	(12.5)%	7.2%

	Year ended September 30, 2024
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Others	Consolidated
Revenues*	$16,318,839	$2,899,541	$1,401,783	$20,620,163	$514,262	$21,134,425
Depreciation and amortization	(3,758)	(55,126)	(457,332)	(516,216)	(433,849)	(950,065)
Segment income (loss) before tax	(2,919,258)	(1,276,645)	(266,483)	(4,462,386)	(4,440,855)	(8,903,241)
Segment gross profit (loss) margin	5.6%	0.7%	47.3%	7.7%	(16.9)%	7.1%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The depreciation and amortization of battery cells and packs segment decreased by 88.0%, or $254,280, from fiscal 2022 to fiscal 2023, which was due to the disposal of land use rights and buildings of Tianjin Jiahao in March 2023. The depreciation and amortization of electronic control system and intelligent robots sales segment increased from nil for fiscal 2022 to $364,180 for fiscal 2023. The increase was mainly due to the acquisition of Changzhou Sixun in January 2023.

The depreciation and amortization of e-bicycle sales segment decreased by 78.4%, or $199,906, from fiscal 2023 to fiscal 2024, which was due to the disposal of land use rights and buildings of Tianjin Jiahao and the disposal of production line, furniture, fixtures and office equipment of Tianjin Dilang. The depreciation and amortization of the others segments decreased by 18.0%, or $95,043, from fiscal 2023 to fiscal 2024, which was due to the disposal of E-bicycles charging piles in June 2024.

Segment income/loss before tax

The loss before tax of battery cells and packs segment decreased by $1,066,671 to loss of $400,588 for fiscal 2023 from loss of $1,467,259 for fiscal 2022, representing a decrease of 72.7%. The decrease was primarily due to (1) the decrease of general and administrative expenses of $666,547 in fiscal 2023 compared with fiscal 2022, (2) the decrease of research and development expenses of $288,327 in fiscal 2023 compared with fiscal 2022 and (3) the increase of interest income from loans to related parties of $123,605 for fiscal 2023.

We had a loss before tax of e-bicycle sales segment of $2,494,836 for fiscal 2023, and a loss before tax of $3,009,794 for fiscal 2022, representing a decrease of $514,958. The decrease in loss in fiscal 2023 was primarily due to the decrease in general and administrative expenses of $1,097,241 for fiscal 2023 compared with fiscal 2022. The decrease of loss before tax of e-bicycle sales segment was partially offset by an increase of other expenses of $1,501,349 for fiscal 2023 compared with fiscal 2022, mainly due to the loss from the disposal of Tianjin Jiahao and Tianjin Dilang in fiscal 2023.

We had a loss before tax of the others segments of $4,072,129 for fiscal 2023 and a loss before tax of the others segments of $2,252,525 for fiscal 2022. The significant increase in loss in fiscal 2023 was primarily due to the increased expenses related to share-based compensation and the impairment loss of goodwill.

We had a loss before tax of battery cells and packs segment of $400,588 and $2,919,258 for fiscal 2023 and 2024, respectively, representing an increase in loss of $2,518,670. The increase of loss was primarily due to the increase of the impairment of long-term investments, which increased to $3,040,113 in fiscal 2024 from nil in fiscal 2023. The increase was partially offset by the increase of gross profit of $340,902 in fiscal 2024 compared with fiscal 2023, mainly due to the significant growth in sales volume.

The loss before tax of e-bicycle sales segment decreased 48.8% or $1,218,191 from loss of $2,494,836 for fiscal 2023 to loss of $1,276,645 for fiscal 2024. The decrease in loss in fiscal 2024 was primarily due to the decrease in other expenses of $1,567,819 for fiscal 2024 compared with fiscal 2023, mainly due to the loss from the disposal of Tianjin Jiahao and Tianjin Dilang of $1,593,656 in fiscal 2023, and was partially offset by an increase of general and administrative expenses of $319,831 for fiscal 2024 compared with fiscal 2023.

We had a loss before tax of the others segments of $4,440,855 and $4,072,129 for the fiscal years ended September 30, 2024 and 2023, respectively, representing an increase in loss of $368,726. The increase in loss in fiscal 2024 was primarily due to the increase of other expenses of $932,485 for fiscal 2024, which was mainly due to the increase in fair value changes in contingent assets of $1,244,975, partly offset by the decrease in impairment of goodwill of $429,951. Most of the increase of other expenses was offset by the decrease of general and administrative expenses of $613,704, which was primarily due to the decrease of share-based compensation expenses.

Components of Results of Operations

Years Ended September 30, 2022, 2023 and 2024

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the fiscal years ended September 30, 2022, 2023 and 2024, respectively:

		Year Ended September 30,
	Segment	2022	2023	2024
Sales of batteries and battery packs	Battery cells and packs segment	$6,990,215	$8,245,966	$16,318,839
Sales of e-bicycles	E-bicycle sales segment	9,405,103	4,276,147	2,899,541
Sales of electronic control system and intelligent robots	Electronic control system and intelligent robot sales segment	-	2,344,373	1,401,783
Others		993,899	1,054,173	514,262
Net Revenue		$17,389,217	$15,920,659	$21,134,425

Net revenues

Our revenues from continuing operations for the fiscal years ended September 30, 2022, 2023 and 2024 were $17,389,217, $15,920,659 and $21,134,425, respectively. The decrease in revenue from fiscal 2022 to fiscal 2023 was mainly due to the decrease of sales of e-bicycles and partially offset by the increase of sales of electronic control system and intelligent robots and the increase of sales of battery packs. The increase in revenue from fiscal 2023 to fiscal 2024 was mainly due to the increase of sales of battery packs and partially offset by the decrease of sales of e-bicycles and the decrease of sales of electronic control system and intelligent robots.

The sales of batteries and battery packs increased by 18.0%, or $1,255,751, to $8,245,966 for fiscal 2023 from $6,990,215, for fiscal 2022 due to the development of the lead-acid battery market in Sichuan and the increased sales volume of the lead-acid battery packs supported by several new large orders. Our sales volume of lithium battery packs increased by 5.0% in fiscal 2023 compared with fiscal 2022, but the unit price of lithium battery packs decreased by 14.0% in fiscal 2023 compared with fiscal 2022. The revenue generated from the sales of the lead-acid battery packs was $3,674,578 for fiscal 2023 compared to nil for fiscal 2022.

The sales of e-bicycles decreased by 54.5% or $5,128,956 to $4,276,147 for fiscal 2023 from $9,405,103 for fiscal 2022 due to the decreased sales volume of the e-bicycles under the fierce competition of the e-bicycle industry. Overall, our sales volume decreased by 48.0% in fiscal 2023 compared with fiscal 2022. The leading companies were forced to penetrate the middle and low-end e-bicycles market due to the performance pressure and the small and middle companies had to reduce sales price in response to the competition. In addition, we disposed our shares in Tianjin Dilang and Tianjin Jiahao in 2023, whose main business was sale of e-bicycles, and since then deconsolidated

The revenue from sales of electronic control systems and intelligent robots for fiscal 2023 was $2,344,373, compared to nil for fiscal 2022. We developed a new business segment through acquisition of Changzhou Sixun, electronic control system and intelligent robot sales segment, during the year ended September 30, 2023.

The sales of batteries and battery packs significantly increased by 97.9% or $8,072,873, to $16,318,839 for fiscal 2024 from $8,245,966 for fiscal 2023 mainly due to the remarkable increase in sales volume derived by several large orders from major customers responding to the heightened market demand for high-performance battery solutions. In addition, such an increase mainly resulted from the increased acceptance of our lithium battery packs in the market. Overall, our sales volume of lithium battery packs increased by 256.5% for the year ended September 30, 2024, compared to fiscal 2023. The revenue generated from the sales of the lithium battery packs was $12,472,994 for fiscal 2024 compared to $3,697,729 for fiscal 2023.

The sales of e-bicycles decreased by 32.2% or $1,376,606 to $2,899,541 for fiscal 2024 from $4,276,147 for fiscal 2023 due to the decreased sales volume of the e-bicycles resulting from the fierce competition of the e-bicycle industry. The leading companies were forced to penetrate the middle and low-end e-bicycles market due to the performance pressure and the small and middle companies had to reduce sales price in response to the competition. Facing the fierce competition of the e-bicycle industry, the Company has been actively seeking to break through the development direction, expanding the shared bicycle and high-speed electric motorcycle business to gradually form a new growth point since fiscal 2023. For the year ended September 30, 2024, the revenue generated by bike-sharing and high-speed motorcycles business increased significantly, amounting to $2,721,632, accounting for 93.9% of the revenue of the e-bicycle sales segment.

The revenue from sales of electronic control systems and intelligent robots decreased by 40.2%, or $942,590 to $1,401,783 for fiscal 2024 from $2,344,373 for fiscal 2023, mainly due to the decrease of $1,510,225 in sales of intelligent robots and offset by the increase of $951,665 in sales of electronic control systems. The revenue from sales of electronic control systems increased significantly by 211.4 % for fiscal 2024 compared to fiscal 2023, primarily due to the increased emphasis on environmental protection and construction safety within the industrial machinery sector. The decrease in sales for intelligent robots is primarily attributed to the fact that our main clients were upgrading and renovating their park facilities, resulting in less demand for intelligent robots during fiscal 2024.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of e-bicycles, purchase cost of battery packs, purchase of components of the electronic control system, commission processing expenses for intelligent robots, depreciation, maintenance, and other overhead expenses.

Our cost of revenues decreased by $2,388,918, or 14.0%, to $14,781,260 for fiscal 2023 from $17,170,178 for fiscal 2022, which was primarily due to the decrease of manufacturing and purchase cost of e-bicycles for sales of e-bicycles, which is in line with the decrease of revenues.

Our cost of revenues increased by $4,843,882, or 32.8%, to $19,625,142 for fiscal 2024 from $14,781,260 for fiscal 2023, which was primarily due to the increase of manufacturing and purchase cost of battery packs for sales of batteries and battery packs, which is in line with the increase of revenues.

Gross profit

Gross profit for the fiscal years ended September 30, 2022, 2023 and 2024 was $219,039, $1,139,399 and $1,509,283, or 1.0%, 7.2% and 7.1% of net revenues, respectively.

Gross profit margin for fiscal 2023 increased from 1.0% to 7.2%, primarily due to the positive margin of sales of electronic control system and intelligent robots and sales of e-bicycles. The electronic control system developed and manufactured by Changzhou Higgs was embedded with highly complex software and the limited competition in the market results in a relatively high gross profit margin of 46.0% for electronic control system sales, which accounts for 5.0% of our total revenues. The gross profit margin from sales of intelligent robots for fiscal 2023 was 15.0%. We customized the development of intelligent robots according to customer needs, ensuring that the products meet the specific needs of customers. This level of customization adds significant value to the products, resulting in higher gross margins. The gross profit margin from machine maintenance services business, included in “Others” segment, was 39.0%, which generated a revenue of $184,029 for fiscal 2023.

Gross profit margin remained relatively stable, with a slight decrease from 7.2% in fiscal 2023 to 7.1% in fiscal 2024. The gross profit from electronic control system and intelligent robot sales segment increased from 25.8% for fiscal 2023 to 47.3% for fiscal 2024, predominantly attributable to the enhanced contribution of electronic control system sales business with a higher gross profit margin. The electronic control system developed and manufactured by Changzhou Higgs was embedded with highly complex software and the limited competition in the market results in a relatively high gross profit margin of 47.3% for electronic control system sales, which accounts for 6.6% of our total revenue in fiscal 2024 compared to 5.0% in fiscal 2023.

Selling and marketing expenses

Our selling and marketing expenses decreased by $387,843, or approximately 38.5%, to $620,579 for fiscal 2023 from $1,008,422 for fiscal 2022, primarily due to the decrease in salaries for sales and marketing personnel, service expenses, and storage fees. Salaries for sales and marketing personnel decreased by $226,708, or 45.0%, from $508,294 in fiscal 2022 to $281,587 in fiscal 2023, mainly due to the downsize of the sales team of battery cells and packs segment. Service expenses decreased by $47,705, or 71.0%, from $67,234 in fiscal 2022 to $19,529 in fiscal 2023. As we continued to lean on our existing customer base for the expansion of battery business, our expenses in promotion and marketing decreased. Storage fees decreased from $34,438 in fiscal 2022 to nil in fiscal 2023, mainly due to the decrease of e-cycles sales.

Our selling and marketing expenses remained relatively stable, slightly decreased by $59,183, or approximately 9.5%, to $561,396 for fiscal 2024 from $620,579 for fiscal 2023, primarily due to the decrease in advertisement and business promotion expenses, service expenses and travel expenses. Advertisement and business promotion expenses s decreased by $71,610 or 92.6% to $5,751 in fiscal 2024, mainly due to the reduced advertising demands as our existing customer base and sales force were sufficient to support our business development and expansion. Travel expenses decreased by $13,607 or 15.3% to $75,504 in fiscal 2024; Service expenses decreased by $15,297, or 78.3%, from $19,529 in fiscal 2023 to $4,232 in fiscal 2024.

General and administrative expenses

Our general and administrative expenses decreased by $174,764, or 3.6%, to $4,658,529 for fiscal 2023 from $4,833,293 for fiscal 2022. The decrease was primarily attributed to (1) the decrease of the credit loss expense on accounts receivable of $619,024, or 55.0%, mainly due to the decrease in the balance of accounts receivable as a result of the transfer of 100.0% of the equity interests of Tianjin Dilang; (2) the decrease of depreciation and amortization of $287,785, or 46.0%, mainly due to the disposal of land use right and buildings of Tianjin Jiahao. The decrease was mostly offset by the increase of share-based compensation expense of $819,714.

Our general and administrative expenses remained relatively stable, slightly decreased by $387,224, or 8.3%, to $4,271,305 for fiscal 2024 from $4,658,529 for fiscal 2023. The decrease was primarily attributed to (1) the decrease of the share-based compensation expense of $880,851; (2) the decrease of depreciation and amortization expenses of $257,460, or 76.3%, mainly due to the disposal of property, plant and equipment, including production lines and buildings of Tianjin Dilang and Tianjin Jiahao and e-bicycle charging piles; (3) the decrease of the professional service fees of $191,352, which was mainly due to the decrease of the investment consultancy fee. The decrease was partially offset by (1) the increase of credit losses expense on accounts receivable of $837,863, or 168.4%, mainly due to the difficulties in collecting accounts receivable from individual dealers of e-bicycles that was facing fierce competition from the industry-leading enterprises, and (2) the liquidated damages expense of $138,806 due to the early termination of a procurement contract.

Research and development expenses

Our research and development expenses decreased by $187,561, or 22.0%, to $652,370 for fiscal 2023 from $839,931 for fiscal 2022. The decrease was primarily attributed to the decreased expenses in research and development activities for new e-bicycles models of $610,389 which was offset by the increase in research and development activities for electronic control systems of $613,274.

Our research and development expenses increased by $241,284, or 37.0%, to $893,653 for fiscal 2024 from $652,370 for fiscal 2023. The increase was primarily attributed to (1) the increased expenses in research and development activities for engineering vehicle wireless measurement and control system and construction worker safety positioning system of $84,735; (2) the increased depreciation and amortization expenses of $191,676 due to the patents and software acquired in May 2023, which were partially offset by the decreased expenses of $28,084 in research and development activities due to the disposal of Tianjin Dilang.

Income tax expense/benefit

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses was $527,119 for fiscal 2022 and income tax benefit was $62,447 and $786,369 for fiscal 2023 and 2024, respectively. The Company accrued valuation allowance for deferred tax assets of $1,755,296, $1,704,437 and $2,513,535 for fiscal 2022, 2023 and 2024, respectively, based on the assessment that it is more likely than not that the Company will not create enough future taxable income to fully utilize its deferred tax assets. The income tax benefit for fiscal 2023 primarily resulted from the increased deferred tax assets of $647,147, mainly due to the increase in net loss and the increase in reserve for inventories. The income tax benefit for fiscal 2024 primarily resulted from the increased deferred tax assets of $681,785, mainly due to the recurring net loss in fiscal 2024.

Net loss from continuing operations

Our loss from continuing operations was $7,387,225, $7,258,887 and $8,085,796 for fiscal 2022, 2023 and 2024, respectively.

Loss/Income from discontinued operation, net of tax

Our loss and income from discontinued operation was $81,605 and $573 for fiscal 2022 and 2023, respectively. Our net income from discontinued operation was nil for fiscal 2024.

Net loss

As a result of the foregoing, we recorded a net loss of $7,468,830, $6,783,087, and $7,284,792 for fiscal 2022, 2023 and 2024, respectively.

Liquidity and Capital Resources

Our liquidity is based on our ability to enhance its operating cash flow position, obtain capital financing from equity interest investors, initial public offering, and borrow funds to fund its general operations and capital expenditure. Our ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. We would also further consider financing from bank credit or shareholder capital injection to enhance capital turnover and liquidity position if necessary.

We plan to support our future operations primarily from cash generated from our operations. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2024, we had cash and cash equivalents of $3,472,161 and positive working capital of $25,248,976 which was derived from continuing operations and the current liabilities exceeded the current assets by $737,163 for discontinued operation. For the years ended September 30, 2022, 2023 and 2024, the Company suffered operating loss of $6,462,607, $4,792,078, and $4,217,071, and operating cash outflow of $10,355,030, $1,891,626, and $10,308,733, respectively.

Since the current financial factors raise doubt about our ability to continue as a going concern, the management has made mitigation plans to alleviate liquidity pressure, including:

(i)	On September 30, 2024, we entered into a funding support agreement with Mr. Jianhui Ye, our Chief Executive Officer and Director, in which Mr. Jianhui Ye promised to provide a line of credit in the amount up to RMB45,000,000 ($6,412,449). This agreement will expire on December 31, 2025. We can rely on Mr. Jianhui Ye’s funding support to ensure the sufficiency of our cash flow through the next twelve months since the issuance of the consolidated financial statements.

(ii)	We are continually making efforts to improve operating efficiency and reducing discretionary spending, including: (1) optimizing in general and administrative headcount and reduction in general and administrative expenditures, (2) accelerating the collection speed and (3) reducing the reliance on advance payments.

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

To utilize the proceeds from the private placement in 2024, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

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

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended September 30,
	2022	2023	2024
Net cash used in operating activities, continuing operations	$(10,298,816)	$(1,891,626)	$(10,308,733)
Net cash (used in) provided by operating activities, discontinued operation	(56,214)	-	-
Net cash used in investing activities, continuing operations	(4,488,509)	(21,189,116)	(11,242,521)
Net cash provided by investing activities, discontinued operation	7,434	-	-
Net cash provided by financing activities, continuing operations	14,243,210	36,169,907	8,632,228
Effect of exchange rate changes	(883,772)	(248,388)	124,338
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,476,667)	12,840,777	(12,794,688)
Cash, cash equivalents and restricted cash, at beginning of fiscal year	5,889,885	4,413,218	17,253,995
Cash, cash equivalents and restricted cash, at end of fiscal year	$4,413,218	$17,253,995	$4,459,307

Years Ended September 30, 2022, 2023 and 2024

Operating Activities

Net cash used in operating activities from the continuing operations was $10,298,816 for fiscal 2022, primarily derived from (1) a net loss from continuing operations of $7,387,225, adjusted by depreciation and amortization of $1,003,846 and allowance of doubtful account of $1,094,291; (2) an increase of advance to suppliers of $4,206,570, primarily due to prepayments made for our e-bicycles sales business; (3) an increase of accounts receivables of $2,492,075 due to delayed payment of customers; (4) an increase of amount due from related parties of $4,217,864 which was primarily due to prepayments made for our e-bicycles sales business to related parties; and (5) an increase of prepaid expenses and other current assets because of the large prepayment for land use right; and offset by an increase of accrued expenses and other payables of $2,429,472.

Net cash used in operating activities from the discontinued operations was $56,214 for fiscal 2022, primarily derived from (1) a net loss from discontinuing operations of $81,605, adjusted by depreciation and amortization of $46,381 and loss from the disposal of property, plants and equipment of $33,199; (2) a decrease of accounts receivable of $2,913; and (3) a decrease in account payable of $85,867 as some suppliers shortened their credit terms and we have made payments to them accordingly.

Net cash used in operating activities from the continuing operations was $1,891,626 for fiscal 2023, primarily derived from (1) a net loss from continuing operations of $7,258,887, adjusted by (i) impairment loss of goodwill of $1,792,392, (ii) depreciation and amortization of $1,182,974, (iii) share-based compensation of $1,260,339, (iv) loss from disposal of a subsidiary of $1,593,656, and (v) fair value changes in contingent asset of $979,770; (2) a decrease of accounts receivables of $2,596,732 mainly due to a decrease in disposal of Tianjin Dilang and Tianjin Jiahao and timely payment of a new customer; (3) an increase of prepaid expenses and other current assets of $2,972,838; (4) an increase of other non-current assets of $1,010,759 mainly due to advance payment for construction in progress and offset by (5) an increase of accrued expenses and other payables of $4,038,844; (6) an increase of advance to suppliers of $2,144,491, primarily due to prepayment for purchase of customized equipment.

Net cash used in operating activities from the continuing operations was $10,308,733 for fiscal 2024, primarily derived from (1) a net loss from continuing operations of $8,085,796, adjusted by (i) impairment loss of long-term investments of $3,282,391, (ii) impairment loss of goodwill of $1,362,441, (iii) allowance for credit losses of $1,097,951, (iv) depreciation and amortization of $950,065, (v) share-based compensation of $379,487, and (vi) deferred tax benefits of $802,471 due to the increased impairment of long-term equity investment impairments in fiscal 2024; (2) an increase of accounts receivable of $5,365,863 mainly due to the growth in sales of batteries and battery packs; (3) an increase of advances to suppliers of $4,764,026 due to the proactive increase in prepayments for battery packs in order to lock lower purchase prices and partially offset by (4) a decrease of prepaid expenses and other current assets $1,097,063, mainly due to the refund of advance payment by a supplier.

Investing Activities

For fiscal 2022, net cash used in investing activities from the continuing operations was $4,481,075, mainly consisted of (1) interest-free loan of $4,730,513 to related parties; (2) purchases of property, plants and equipment of $234,256 and long-term investment of $154,886; partially offset by maturities of short-term investment $1,525,972, proceed from short-term investment of $109,817 and collection of loan to related parties of $534,090.

For fiscal 2022, net cash provided by investing activities from the discontinued operations were $7,434, which was primarily due to a proceed from disposal of equipment.

For fiscal 2023, net cash used in investing activities from the continuing operations was $21,189,116, mainly consisted of (1) loans of $5,142,327 to related parties; (2)cash paid for advances on customized equipment purchases of $7,221,017; (3)purchases of property, plants and equipment of $3,261,000 and land use right of $1,729,035; (4) purchases of long-term investments of $12,113,425 and prepayment for intended long-term investment of $2,835,552; partially offset by collection of loan to related parties of $6,596,215 and net cash inflow from disposal of Tianjin Dilang and Tianjin Jiaohao of $5,089,321.

For fiscal 2024, net cash used in investing activities from the continuing operations was $11,242,521, mainly consisted of (1) loans of $6,805,149 to related parties; (2) purchases of property, plant and equipment of $4,124,212; (3) purchases of long-term investment of $3,999,797; and (4) purchase of short -term investment of $1,557,104; partially offset by collection of a loan from a related party of $3,738,045 and net cash inflow from disposal of Tianjin Jiaohao of $861,291.

Financing Activities

For fiscal 2022, net cash provided by financing activities from the continuing operations was $14,243,210, primarily consisted of (1) cash receipts from equity issuance in the amount of $8,000,000; (2) the collection of loan from a shareholder in the amount of $2,992,126; and (3) proceeds from short-term borrowings of $3,051,944.

For fiscal 2023, net cash provided by financing activities from the continuing operations was $36,169,907, primarily consisted of (1) cash receipts from equity issuance in the amount of $31,848,983; (2) the collection of loan from related parties in the amount of $1,574,901; (3) proceeds from short-term borrowings of $1,034,977 and long-term borrowings of $4,536,883; and (4) the repayments of short-term borrowings of $2,835,55.

For fiscal 2024, net cash provided by financing activities from the continuing operations was $8,632,228, primarily consisted of (1) proceeds from short-term borrowings of $5,635,523 and long-term borrowings of $3,443,777; (2) loans from related parties of $1,221,026 and third parties of $1,943,284, and partially offset by (3) the repayments of short-term borrowings of $1,596,269; (4) the repayments of loans from related parties of $1,110,448.

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

The following is a schedule of future minimum payments under our operating leases as of September 30, 2024:

Year ending September 30,	Amount
2025	$25,650
2026	23,512
Total lease payments	49,162
Less: imputed interest	(1,831)
Total	$47,331

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024.

Critical Accounting Policies and Estimates

Our CFS were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting policies and estimates should be read in conjunction with Note 2 in our CFS for the fiscal years ended September 30, 2023 and 2024, for more information on our critical accounting policies.

Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including, but not limiting to, allowance for credit losses, non-marketable equity investments and determination of other-than-temporary impairment, inventory provision, goodwill impairment, initial measurement of leases, revenue recognition, fair value of the warrants, share-based compensation arrangements, contingencies, the useful lives of property, plants and equipment and intangible assets, impairment of investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Short-term investments

Short-term investments include fixed deposit receipt and convertible debt instrument, which are classified based on the nature and characteristics. Convertible debt instrument is classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities, which is measured at FV and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized. The FV of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We assessed for impairment when fair value is less than the amortized cost basis in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. For the years ended September 30, 2023 and 2024, we did not record any impairment. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), we estimate and record an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires us to recognize our estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheet are within the scope of ASC Topic 326. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect from the debtors. We also apply current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional.

Inventories, net

Inventories, primarily consisting of 1) the raw materials purchased for components and parts for manufacturing electronic control system; 2) work in progress of distributed photovoltaic engineering in construction and electronic control system; and 3) finished goods including battery packs, electronic control systems and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

Property, plant and equipment, net

Property, plant and equipment includes e-bicycle charging piles, furniture, fixtures and office equipment, vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of property, equipment, and software, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment the depreciation of these assets commences when the assets are ready for their intended use. Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

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

Estimated Useful Life
E-bicycle charging piles	2.5-5 years
Furniture, fixtures and office equipment	3-5 years
Vehicles	4-10 years

Land use right, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. In January 2023, Jiangsu New Energy acquired the land use right from local government for the purpose of building manufacturing plants in Changzhou, Jiangsu Province. The land use right has a term of 50 years and expires on January 5, 2073.

Goodwill, net

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We first have the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

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

Revenue recognition

We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Our revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

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

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

We sell products to different customers, primarily self-manufactured battery cells, self-assembled battery packs, e-bicycles, electronic control systems, second-hand machinery and intelligent robots. We identify one performance obligation in providing the products for a fixed consideration as stated in the sales contract. We present the revenue generated from our sales of products on a gross basis as we act as the principal. The revenue is recognized when we satisfy the performance obligation by transferring the promised product to the customers upon acceptance by customers.

We generally provide different warrant periods for different products: a six-month warranty period for battery packs, a warranty period ranging from three months to three years for separate component of the E-bicycle, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2023 and 2024, there is no warranty claim by customer and we did not accounted provision for warranty cost related to product quality issues in the consolidated balance sheet as we believe that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

We provide comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance service. In accordance with the detailed requirements in the contract, we implement a targeted maintenance strategy for machines in need of repair. We identify one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. We present the revenue generated from our sales of products on a gross basis as we act as the principal. The revenue is recognized when we satisfy the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

We also provide other services mainly including photovoltaic engineering contracting and e-bicycles assembly. We identify one performance obligation in the provision of services in the contract and recognized revenue at a point time when we satisfy the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, we do not directly engage in the construction but rather serves as an intermediatory to connect the party awarding with suitable contractors. Therefore, we present the revenue from photovoltaic engineering contracting on a net basis as we act an agent.

Recent accounting standards

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective in two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is a risk that we are unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022 and 2023 were increases of 2.1% and decrease of 0.2%, and was increased 0.3% for October 2024. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

A. Directors and Senior Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	37	Chief Executive Officer and Director
Jingyan Wu	54	Chief Financial Officer
Zebin Zhao	38	Chief Operating Officer
Peiyao Jin	42	Director
Guanghui Yang	62	Independent Director
Robert Johnson	56	Independent Director
Qixiang Liu	38	Independent Director

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

Qixiang Liu has been serving as our independent director and the chairman of the nominating and corporate governance committee since February 2024. Mr. Liu has been a full-time attorney at Shanghai AllBright Law Offices (Shenzhen) since October 2021. From October 2010 to September 2021, Mr. Liu was a full-time attorney of Guangdong Chuangan Law Firm. From May 2009 to September 2010, Mr. Liu served as a paralegal at Guangdong Shangda Law firm. Mr. Liu received his bachelor’s degree from Agricultural University of Hunan.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal years ended September 30, 2023 and 2024, we paid an aggregate of RMB1,677,448 (approximately $255,974) and RMB1,571,909 (approximately $218,190) respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

C. Board Practices

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

Audit Committee. Our audit committee consists of Mr. Robert Johnson, Mr. Qixiang Liu and Mr. Guanghui Yang and is chaired by Mr. Robert Johnson. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Robert Johnson, Mr. Qixiang Liu and Mr. Guanghui Yang, and is chaired by Mr. Guanghui Yang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Robert Johnson, Mr. Qixiang Liu and Mr. Guanghui Yang, and is chaired by Mr. Qixiang Liu. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Qixiang Liu, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Guanghui Yang and Robert Johnson, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jianhui Ye and Peiyao Jin, will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

D. Employees

As of the date of this annual report, we have 70 full-time employees, and all our employees are based in China.

The following table provides the number of our employees by function as of the date of this annual report:

Function	Number of Full-Time Employees
Research and Development	11
Manufacture	27
Business and Marketing	14
Administrative, Human Resources and Finance	18
Total	70

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

E. Share Ownership

As of January 17, 2025, 5,675,172 ordinary shares were outstanding. Holders of EZGO’s ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 5,675,172 ordinary shares outstanding as of January 17, 2025.

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 17, 2025 by:

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(2)	168,125	2.96%
Jingyan Wu	—	—
Zebin Zhao	—	—
Peiyao Jin	8,459	*
Robert Johnson	—	—
Guanghui Yang	—	—
Qixiang Liu	—	—
All directors and executive officers as a group (7 persons)	176,584	3.11%

*	Less than 1.0%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	Includes 92,270 ordinary shares directly owned by Jianhui Ye and 75,855 ordinary shares owned directly by WXYZ Group Ltd., of which Jianhui Ye, our Chief Executive Officer, is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

None of EZGO’s major shareholders have differing voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of EZGO’s major shareholders.

B. Related Party Transactions

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

During the fiscal years ended September 30, 2022, 2023 and 2024, and to the date of this annual report, we had the following material related party transactions:

		Year Ended September 30,
Related Parties	Nature	2022	2023	2024
Inventories purchased from related parties
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Purchase of e-bicycles	$4,029,157	$2,179,826	$1,135,273
Jiangsu Xinzhongtian Suye Co., Ltd.	Purchase of e-bicycles	1,188,752	1,158,391	299,343
Shandong Xingneng’an New Energy Technology Co., Ltd.	Purchase of battery packs	1,498,964	-	106,189
		$6,716,873	$3,338,217	$1,540,805
Loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.	Loan to a related party	$3,051,944	$5,134,618	$2,776,120
Shandong Xingneng’an New Energy Technology Co., Ltd.	Interest receivable from a related party	4,368	123,078	232,891

Shenzhen Star Cycling Network Technology Co., Ltd.	Loan to a related party	915,583	4,253	-
Shenzhen Star Cycling Network Technology Co., Ltd.	Interest receivable from a related party	23,255	25,166	24,566

Nanjing Mingfeng Technology Co.,Ltd.	Interest-free loan to a related party	305,194	-	-
Shanghai Mingli New Energy Technology Co., Ltd.	Loan to a related party	-	-	4,025,374
Jiangsu Youdi Technology Co., Ltd.	Loan to a related party	457,792	3,456	3,655
Jiangsu Youdi Technology Co., Ltd.	Interest-free loan to a related party	296,200	-	-
Jiangsu Youdi Technology Co., Ltd.	Interest receivable from a related party	251	20,827	21,231
		$5,054,587	$5,311,398	$7,083,837
Collection of loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.	Collection of loan to a related party	$-	$6,007,720	$3,738,045
Nanjing Mingfeng Technology Co.,Ltd.	Collection of loan to a related party	534,090	-	-
Shenzhen Star Cycling Network Technology Co., Ltd.	Collection of loan to a related party	-	446,599	-
Jiangsu Youdi Technology Co., Ltd.	Collection of loan to a related party	-	141,896	-
		$534,090	$6,596,215	$3,738,045

Loans from related parties
Shuang Wu (a)	Interest-free loan from a related party	$-	$675,067	$619,746
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Interest-free loan from a related party	-	-	538,567
Fang Yan (b)	Interest-free loan from a related party	-	69,726	62,713
Xie Huiyan *	Interest-free loan from a related party	504,334	830,108	-
		$504,334	$1,574,901	$1,221,026
Repayment of loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Repayment of interest-free loans from a related party	$-	$-	$538,567
Shuang Wu (a)	Repayment of interest-free loans from a related party	-	-	249,851
Fang Yan (b)	Repayment of interest-free loans from a related party	45,427	14,266	116,247
Xie Huiyan *	Repayment of interest-free loans from a related party	70,198	75,653	-
		$115,625	$89,919	$904,665
Others
Shuang Wu (a)	Expenses paid for daily operation on behalf of the Company	$-	$142,394	$292,612
Shuang Wu (a)	Reimbursement for expenses paid for daily operation on behalf of the Company	-	99,693	252,578
Nanjing Mingfeng Technology Co., Ltd. (h)	Payment received on behalf of a related party	-	35,846	1,485
Nanjing Mingfeng Technology Co., Ltd. (h)	Transfer of payment received on behalf of a related party	-	26,705	726
		$-	$304,638	$547,401

*	Xie Huiyan, the general manager and non-controlling shareholder of Tianjin Dilang, was no longer deemed as the Company’s related party as Tianjin Dilang was disposed in April 2023.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conduct part of our business in the PRC though the VIE and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, since we entered into contractual arrangements with the VIE in November 2019. For a description of these contractual arrangements, see “Item 4. Information on the Company - A. History and Development of the Company.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company - B. Business Overview – Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

We have never declared or paid any dividend on EZGO’s ordinary shares and we do not anticipate paying any dividends on EZGO’s ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

B. Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

EZGO’s ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “EZGO.” The shares began trading on January 26, 2021 on the Nasdaq Capital Market. The closing price for the ordinary shares was $0.61 on January 16, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

EZGO’s ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “EZGO.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

EZGO has adopted amended and restated memorandum and articles of association authorize the issuance of up to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each.

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

EZGO’s ordinary shares have listed on Nasdaq under the symbol “EZGO.”

Ordinary Shares

General. The maximum number of shares we are authorized to issue is 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

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

E. Taxation

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

The WFOE is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on PRC tax laws and PRC accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. However, none of our PRC subsidiaries have been recognized as High and New Technology enterprises. Therefore, none of our PRC subsidiaries are eligible to enjoy a preferential tax rate of 15%.

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

We are subject to VAT at a rate of 13% for products sold and a rate of 9% for maintenance service we provide, except that Changzhou Zhuyun, a small-scale VAT taxpayer, is subject to VAT at a rate of 1%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.5532 in the fiscal year ended September 30, 2022 to US$1.00 for RMB7.0533 in the fiscal year ended September 30, 2023, and US$1.00 for RMB7.2043 in the fiscal year ended September 30, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal year 2023, our revenue, cost of revenue and total expenses, including selling expenses, general and administrative expenses, and research and development for the fiscal year ended September 30, 2024 would increase by approximately $0.5 million, $0.4 million and $0.1 million, respectively.

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

Credit Risk

As of September 30, 2022, 2023 and 2024, we had cash and cash equivalents of $4,389,990 and $17,253,120, and $3,472,161, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A Debt Securities.

None.

B Warrants and Rights.

None.

C Other Securities.

None.

D American Depositary Shares.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of EZGO’s security holders.

E. Use of Proceeds

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

As of the date of this annual report, we have used all net proceeds we received from our initial public offering, and approximately $46.68 million for $50.75 million from our follow-on offerings.

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

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

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

As of September 30, 2024, one material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

(c)	Attestation Report of the Registered Public Accounting Firm

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Robert Johnson, Mr. Qixiang Liu and Mr. Guanghui Yang. Our board of directors has determined that Robert Johnson, Qixiang Liu and Guanghui Yang are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Robert Johnson meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code of ethics is to promote ethical conduct and deter wrongdoing. The policies outlined in the code of ethics are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.ezgotech.com.cn within four business days following the amendment or waiver. During the fiscal year ended September 30, 2024, no amendments to or waivers from the code of ethics were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at www.ezgotech.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei, our previous independent registered public accounting firm, and HTL, our current independent registered public accounting firm for the periods indicated, respectively. We did not pay any other fees to Wei Wei or HTL during the periods indicated below.

	Fiscal Year Ended September 30, 2022	Fiscal Year Ended September 30, 2023	Fiscal Year Ended September 30, 2024
Audit fees for Wei Wei*	$280,000	$280,000	$-
Audit fees for HTL*	$-	$-	$240,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

On May 7, 2024, EZGO terminated Wei Wei as its independent registered public accounting firm effective as of May 7, 2024, and that the Company has appointed HTL as successor independent registered public accounting firm of the Company effective as of the same date, and to perform independent audit services for the fiscal year ended September 30, 2024. The termination of Wei Wei and the appointment of HTL have been considered and approved by the Audit Committee and the Board of Directors of the Company on May 7, 2024.

The audit report of Wei Wei on the financial statements of the Company as of and for the years ended September 30, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Wei Wei’s engagement up to the date of termination which disagreements that, if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference in connection with its opinion to the subject matter of the disagreement. There were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to the appointment of HTL, neither the Company nor anyone on its behalf has consulted with of HTL on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that of HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

As a leading short-distance transportation solutions provider in China, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-53.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(13)

2.1*	Description of Securities

2.2	Representative’s Warrants(2)

2.3	Form of Common Warrant from previous follow-on offering(11)

2.4	Form of Exchange Warrant from previous follow-on offering(11)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(3)

4.12	English Translation of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and Jiangsu EZGO Electronic Technologies, Co., Ltd.(4)

4.13	English Translation of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and Jiangsu EZGO Electronic Technologies, Co., Ltd.(4)

4.14	Form of Equity Transfer Agreement dated as of January 25, 2023, by and among Jiangsu EZGO New Energy Technologies Co., Ltd., EZGO Technologies Ltd., Changzhou Sixun Technology Co., Ltd. and certain Seller signatories thereto(5)

4.15	Equity Transfer Agreement, dated as of February 13, 2023, by and among Sutai (Tianjin) Packaging Materials Co., Ltd., Jiangsu EZGO Electric Technologies Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.(6)

4.16	Form of Securities Purchase Agreement, dated March 8, 2023, by and between the Company and the purchasers listed on the signature pages thereto.(7)

4.17	Equity Transfer Agreement, dated as of April 3, 2023, by and among Changzhou Yizhiying IoT Technologies Co., Ltd., Tianjin Mizhiyan New Energy Technologies Co., Ltd. and Tianjin Dilang Technologies Co., Ltd.(8)

4.18	Form of Securities Purchase Agreement, dated June 5, 2023, by and between the Company and the purchasers listed on the signature pages thereto(9)

4.19	Form of Securities Purchase Agreement, dated September 6, 2023, by and between the Company and the purchasers listed on the signature pages thereto(10)

4.20	Form of Securities Purchase Agreement, dated September 11, 2023, by and between the Company and the purchasers listed on the signature pages thereto(11)

4.21	Placement Agency Agreement between Aegis Capital Corp. and EZGO Technologies Ltd. dated August 17, 2023(11)

4.22*	Director Offer Letter, dated Februry 14, 2024, by and between the Company and Qixiang Liu

4.23	Settlement Agreement and Release dated as of October 29, 2024(14)

4.24	Form of Side Letter Agreements(14)

8.1*	List of Subsidiaries of the Registrant

11.1	Insider Trading Policy(12)

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm

15.2*	Consent of Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm

15.3*	Consent of AllBright Law Offices (Fuzhou)

97.1	Executive Compensation Clawback Policy(12)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-249687), as amended, initially filed with the SEC on October 28, 2020.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 17, 2022.

(5)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on January 26, 2023.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 16, 2023.

(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on March 9, 2023.

(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on April 18, 2023.

(9)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on June 6, 2023.

(10)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 11, 2023.

(11)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 13, 2023.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F, filed on January 26, 2024.

(13)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on June 7, 2024.

(14)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on October 30, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: January 17, 2025

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2024 AND

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of EZGO Technologies Ltd. and its subsidiaries as of September 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2024 and the results of its operations and its cash flows for the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

January 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheets of EZGO Technologies Ltd. and subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of operations, comprehensive income loss, changes in equity, cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB firm ID 2388.

Flushing, New York

January 26, 2024

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$17,253,120	$3,472,161
Restricted cash	875	987,146
Short-term investments	685,307	1,557,104
Accounts receivable, net	3,780,073	8,311,493
Notes receivable	10,965	14,250
Inventories, net	828,878	524,657
Advances to suppliers, net	11,775,557	16,889,749
Amounts due from related parties, current	8,257,211	7,550,294
Prepaid expenses and other current assets	3,322,302	2,096,805
Total current assets	45,914,288	41,403,659

Non-current assets:
Amounts due from a related party, non-current	-	4,132,467
Property, plant and equipment, net	3,839,943	7,877,703
Intangible assets, net	2,572,844	2,057,625
Land use right, net	1,646,446	1,677,007
Right-of-use assets, net	46,652	48,241
Goodwill, net	3,057,943	1,780,569
Deferred tax assets, net	160,825	991,025
Long-term investments, net	12,190,534	16,264,775
Other non-current assets	12,478,044	9,126,592
Total non-current assets	35,993,231	43,956,004

Total assets	$81,907,519	$85,359,663

LIABILITIES
Current liabilities:
Short-term borrowings	$1,000,548	$5,186,958
Long-term borrowings, current	-	634,120
Accounts payable	898,685	1,054,961
Advances from customers	1,039,310	372,138
Income tax payable	395,433	380,295
Lease liabilities, current	41,570	24,262
Amounts due to related parties, current	850,213	1,585,681
Accrued expenses and other payables	6,119,355	6,916,268
Current liabilities of discontinued operation	693,843	737,163
Total current liabilities	11,038,957	16,891,846

Non-current liabilities:
Long-term borrowings	4,385,965	7,461,240
Lease liabilities, non-current	-	23,069
Total non-current liabilities	4,385,965	7,484,309
Total liabilities	15,424,922	24,376,155

Commitments and contingencies (Note 21)

EQUITY
Ordinary shares (par value of $0.04 per share; 12,500,000 shares and 100,000,000 shares authorized as of September 30, 2023 and 2024; 2,552,576 and 2,675,172 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	102,103	107,007
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	81,801,967	82,176,550
Statutory reserve	335,477	366,071
Accumulated deficits	(14,772,562)	(22,087,948)
Accumulated other comprehensive loss	(4,066,713)	(1,986,591)
Total EZGO Technologies Ltd.’s shareholders’ equity	63,392,472	58,567,289
Non-controlling interests	3,090,125	2,416,219
Total equity	66,482,597	60,983,508

Total liabilities and equity	$81,907,519	$85,359,663

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Year Ended September 30,
	2022	2023	2024
Net revenues	$17,389,217	$15,920,659	$21,134,425
Cost of revenues	(17,170,178)	(14,781,260)	(19,625,142)
Third parties	(10,621,962)	(11,450,767)	(18,083,252)
Related parties	(6,548,216)	(3,330,493)	(1,541,890)
Gross profit	219,039	1,139,399	1,509,283

Operating expenses:
Selling and marketing	(1,008,422)	(620,579)	(561,396)
General and administrative	(4,833,293)	(4,658,529)	(4,271,305)
Research and development	(839,931)	(652,369)	(893,653)
Total operating expenses	(6,681,646)	(5,931,477)	(5,726,354)

Loss from operations	(6,462,607)	(4,792,078)	(4,217,071)

Other income (expenses):
Interest expenses	(105,430)	(72,113)	(93,442)
Interest income	65,379	181,654	463,369
Non-operating expenses, net	(226,920)	(27,417)	(146,060)
Fair value changes in contingent asset	-	979,770	(265,205)
Impairment loss of long-term investments	-	-	(3,282,391)
Impairment loss of goodwill	-	(1,792,392)	(1,362,441)
Loss from disposal of subsidiaries	-	(1,593,656)	-
Total other expenses, net	(266,971)	(2,324,154)	(4,686,170)

Loss from continuing operations before income taxes	(6,729,578)	(7,116,232)	(8,903,241)
Income tax (expense) benefit	(527,119)	62,447	786,369
Share of gain (loss) of equity method investments	(130,528)	(205,101)	31,076
Net loss from continuing operations	(7,387,225)	(7,258,886)	(8,085,796)
(Loss) income from discontinued operation, net of tax	(81,605)	573	-
Net loss	$(7,468,830)	$(7,258,313)	$(8,085,796)

Net loss from continuing operations	$(7,387,225)	$(7,258,886)	$(8,085,796)
Less: Net loss attributable to non-controlling interests from continuing operations	(1,005,032)	(475,227)	(801,004)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(6,382,193)	(6,783,659)	(7,284,792)

(Loss) income from discontinued operation, net of tax	(81,605)	573	-
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(81,605)	573	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(6,463,798)	$(6,783,086)	$(7,284,792)

Net loss from continuing operations per ordinary share:
Basic and diluted*	$(18.68)	$(5.91)	$(2.80)
Net loss from discontinued operation per ordinary share:
Basic and diluted*	$(0.24)	$0.00	$-
Net loss per ordinary share:
Basic and diluted*	$(18.92)	$(5.91)	$(2.80)
Weighted average shares outstanding
Basic and diluted*	341,573	1,147,045	2,606,130

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Year Ended September 30,
	2022	2023	2024
Loss from continuing operations before non-controlling interests	$(7,387,225)	$(7,258,886)	$(8,085,796)
(Loss) income from discontinued operation, net of tax	(81,605)	573	-
Net loss	(7,468,830)	(7,258,313)	(8,085,796)

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,963,843)	(2,290,548)	2,207,220
Unrealized loss in available-for-sale debt investments	(58,461)	-	-
Comprehensive loss	(10,491,134)	(9,548,861)	(5,878,576)
Less: Comprehensive loss attributable to non-controlling interests	(1,117,034)	(1,014,857)	(673,906)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(9,374,100)	$(8,534,004)	(5,204,670)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary Shares*		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total EZGO’s shareholders’	Non- controlling	Total
	Share	Amount	receivables	shareholder	capital	reserve	deficits	Income (Loss)	equity	interest	Equity
Balance as of September 30, 2021	340,672	$13,627	$(7,800)	$(3,152,179)	$32,260,048	$233,413	$(1,423,614)	$594,507	$28,518,002	$4,018,498	$32,536,500
Shareholders’ contribution	250,000	10,000	-	-	7,990,000	-	-	-	8,000,000	-	8,000,000
Share-based compensation	14,688	587	-	-	440,038	-	-	-	440,625	-	440,625
Change in fair value of available-for-sale debt investments	-	-	-	-	-	-	-	(58,461)	(58,461)	-	(58,461)
Net loss	-	-	-	-	-	-	(6,463,798)	-	(6,463,798)	(1,005,032)	(7,468,830)
Receivable from a shareholder	-	-	-	3,053,388	-	-	-	-	3,053,388	-	3,053,388
Appropriation to statutory reserve	-	-	-	-	-	209	(209)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,851,841)	(2,851,841)	(112,002)	(2,963,843)
Balance as of September 30, 2022	605,360	$24,214	$(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379
Shareholders’ contribution	921,239	36,850	-	-	31,812,133	-	-	-	31,848,983	-	31,848,983
Additional issuance of ordinary shares for Acquisition of Changzhou Sixun	191,699	7,668	-	-	8,072,780	-	-	-	8,080,448	-	8,080,448
Share-based compensation	38,223	1,529	-	-	1,258,810	-	-	-	1,260,339	-	1,260,339
Warrant shares exercised via cashless option	796,055	31,842	-	-	(31,842)	-	-	-	-	-	-
Addition of non-controlling interest from Acquisition of Changzhou Sixun	-	-	-	-	-	-	-	-	-	273,698	273,698
Decrease of non-controlling interest from Disposal of Tianjin Dilang	-	-	-	-	-	-	-	-	-	929,820	929,820
Net loss	-	-	-	-	-	-	(6,783,086)	-	(6,783,086)	(475,227)	(7,258,313)
Receivable from a shareholder	-	-	-	98,791	-	-	-	-	98,791	-	98,791
Appropriation to statutory reserve	-	-	-	-	-	101,855	(101,855)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,750,918)	(1,750,918)	(539,630)	(2,290,548)
Balance as of September 30, 2023	2,552,576	$102,103	$(7,800)	$-	$81,801,967	$335,477	$(14,772,562)	$(4,066,713)	$63,392,472	$3,090,125	$66,482,597
Share-based compensation	1,563	63	-	-	379,424	-	-	-	379,487	-	379,487
Warrant shares exercised via cashless option	134,000	5,360	-	-	(5,360)	-	-	-	-	-	-
Additional issuance of ordinary shares for fractional shares shareholders	4,533	181	-	-	(181)	-	-	-	-	-	-
Shares cancelled	(17,500)	(700)	-	-	700	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(7,284,792)	-	(7,284,792)	(801,004)	(8,085,796)
Appropriation to statutory reserve	-	-	-	-	-	30,594	(30,594)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,080,122	2,080,122	127,098	2,207,220
Balance as of September 30, 2024	2,675,172	$107,007	$(7,800)	$-	$82,176,550	$366,071	$(22,087,948)	$(1,986,591)	$58,567,289	$2,416,219	$60,983,508

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	Year Ended September 30,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(7,387,225)	$(7,258,886)	$(8,085,796)
Net (loss) income discontinued operation, net of tax	(81,605)	573	-
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	1,094,291	497,507	1,097,951
Allowance for advances to suppliers	-	-	237,419
Provision for inventories	168,017	40,353	25,427
Depreciation and amortization	1,003,846	1,182,974	950,065
Share-based compensation	440,625	1,260,339	379,487
Gain on short-term investments	(109,817)	-	-
Loss from disposal of subsidiaries	-	1,593,656	-
Share of gain loss of equity method investments	130,528	205,101	(31,076)
Loss from the disposal of property, plant and equipment	553,054	-	348,999
Impairment loss of Long-term equity investments	-	-	3,282,391
Impairment loss of goodwill	-	1,792,392	1,362,441
Fair value changes in contingent asset	-	(979,770)	265,205
Deferred tax expense (benefit)	526,461	(120,686)	(802,471)
Changes in operating assets and liabilities:
Accounts receivable	(2,492,075)	2,596,732	(5,365,863)
Notes receivable	-	31,191	(2,776)
Advances to suppliers	(4,206,570)	(2,144,491)	(4,764,026)
Inventories	327,317	(511,875)	302,941
Amounts due from related parties, current	(4,348,392)	(723,343)	76,950
Prepaid expenses and other current assets	417,866	(2,972,838)	1,097,063
Other non-current assets	-	(1,010,759)	-
Accounts payable	232,137	439,278	117,497
Advances from customers	884,717	247,213	(690,044)
Income tax payable	36,932	55,024	(30,027)
Amounts due to related parties, current	-	-	812,982
Lease liabilities	-	(149,582)	(54,288)
Accrued expenses and other payables	2,429,472	4,038,844	(839,184)
Net cash used in operating activities from continuing operations	(10,298,816)	(1,891,626)	(10,308,733)
Net cash (used in) provided by operating activities from discontinued operations	(56,214)	-	-
Net cash used in operating activities	(10,355,030)	(1,891,626)	(10,308,733)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(234,256)	(3,261,000)	(4,124,212)
Purchase of land use right	(1,538,733)	(1,729,035)	-
Cash paid for advances on customized equipment purchases	-	(7,221,017)	-
Maturities of a short-term investment	1,525,972	-	-
Proceeds from short-term investments	109,817	-	83,284
Purchase of a short-term investment	-	-	(1,557,104)
Purchase of long-term investments	(154,886)	(12,113,425)	(3,999,797)
Prepayment for intent long-term investment	-	(2,835,552)	-
Proceeds from disposal of property, plant and equipment	-	-	61,419
Loans to related parties	(4,730,513)	(5,142,327)	(6,805,149)
Collection of loans to related parties	534,090	6,596,215	3,738,045
Loans to third parties	-	-	(194,328)
Receipt of contingent asset in the acquisition of Changzhou Sixun	-	-	694,030
Net cash inflow from disposal of subsidiaries	-	5,089,321	861,291
Net cash outflow due to acquisition of Changzhou Sixun	-	(572,296)	-
Net cash used in investing activities from continuing operations	(4,488,509)	(21,189,116)	(11,242,521)
Net cash provided by investing activities from discontinued operations	7,434	-	-
Net cash used in investing activities	(4,481,075)	(21,189,116)	(11,242,521)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	3,051,944	1,034,977	5,635,523
Repayments of short-term borrowings	(305,194)	(2,835,552)	(1,596,269)
Proceeds from long-term borrowings	-	4,536,883	3,443,777
Loans from related parties	504,334	1,574,901	1,221,026
Repayments of loans from related parties	-	(89,919)	(904,665)
Loans from third parties	-	-	1,943,284
Repayment of loans from third parties	-	-	(1,110,448)
Collection of receivables from a shareholder	2,992,126	99,634	-
Cash receipts from equity issuance, net of issuance cost	8,000,000	31,848,983	-
Net cash provided by financing activities from continuing operations	14,243,210	36,169,907	8,632,228
Net cash provided by financing activities	14,243,210	36,169,907	8,632,228

Effect of exchange rate changes	(883,772)	(248,388)	124,338

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,476,667)	12,840,777	(12,794,688)
Cash, cash equivalents and restricted cash, at beginning of year	5,889,885	4,413,218	17,253,995
Cash, cash equivalents and restricted cash, at end of year	$4,413,218	$17,253,995	$4,459,307

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$4,389,990	$17,253,120	$3,472,161
Restricted cash	23,228	875	987,146
Total cash, cash equivalents, and restricted cash	$4,413,218	$17,253,995	$4,459,307

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$6,553	$2,485	$38,063
Interest paid	$398,750	$40,007	$413,803
Purchase price reallocation between property, plant and equipment and land use right	$2,767,138	$-	$-
Shares issued for acquisition of Changzhou Sixun	$-	$8,080,448	$-
Receivable accrued for the gain from the contingent assets in the acquisition of Changzhou Sixun	$-	$947,178	$265,205
Increase of non-controlling interests from acquisition of Changzhou Sixun	$-	$273,698	$-
Warrant shares exercised via cashless option	$-	$31,842	$5,360
Recognition of right-of use assets and lease liabilities	$-	$-	$58,293

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. EZGO, its subsidiaries, VIE and VIE’s subsidiaries (collectively referred to as the “Company”) mainly sells battery packs, battery cells, and electric bicycles (“e-bicycle”) in the People’s Republic of China (“PRC”). The consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities as of September 30, 2024:

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
China EZGO Group Ltd. (“EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”)	August 6, 2021	PRC	100%	Investment holding company
EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai Enterprise Management Co., Ltd., “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	60%	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100%	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60%	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	60%	Equipment maintenance and repairment

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87% owned by VIE	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100% owned by VIE	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51% owned by VIE	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE contractual arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. Changzhou EZGO is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO conducts part of its business in PRC through Jiangsu EZGO and its subsidiaries, based on a series of contractual arrangements. These contractual arrangements expire on November 8, 2039. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and enable it to receive substantially all the economic benefits from their operations.

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

EZGO believes the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in PRC by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in PRC.

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

The following financial information of the VIE and its subsidiaries were included in the accompanying CFS as of September 30, 2023 and 2024 and for the fiscal years ended September 30, 2022, 2023 and 2024:

	As of September 30,
	2023	2024
Cash	$583,260	$54,365
Restricted cash	875	842
Amounts due from EZGO and its subsidiaries	16,089,824	11,345,913
Accounts receivable, net	1,502,688	518,301
Amounts due from related companies	4,828,546	4,578,844
Others	2,316,709	1,447,790
Total current assets	25,321,902	17,946,055
Total non-current assets	3,050,821	1,602,614
Total assets	$28,372,723	$19,548,669

Amounts due to EZGO and its subsidiaries	$2,954,404	$248,160
Accounts payable	936,041	1,067,018
Accrued expenses and other payables	4,578,885	3,711,732
Income tax payable	710,983	726,796
Current liabilities of discontinued operation	693,843	737,163
Others	823,984	531,854
Total current liabilities	10,698,140	7,022,723
Long-term loan from EZGO and its subsidiaries	12,061,404	9,575,923
Lease liabilities, non-current	-	23,069
Total non-current liabilities	12,061,404	9,598,992
Total liabilities	$22,759,544	$16,621,715

	Year Ended September 30,
	2022	2023	2024
Net revenues	$12,805,906	$6,757,558	$2,912,265
Loss from operations	(4,273,622)	(1,605,292)	(1,883,571)
Other expenses, net	(872,639)	(2,180,789)	(972,576)
Net loss from continuing operations	(5,781,108)	(3,800,165)	(2,866,472)
(Loss) income from discontinued operation, net of tax	(81,605)	573	-
Net loss	(5,862,713)	(3,799,592)	(2,866,472)
Net loss attributable to EZGO’s shareholders	(4,857,681)	(3,478,102)	(2,243,597)

Net cash (used in) provided by operating activities	(49,082)	6,346,133	(582,781)
Net cash (used in) provided by investing activities	(8,618,188)	(5,997,989)	6,869,621
Net cash provided by (used in) financing activities	6,578,924	(1,696,888)	(6,312,452)

The VIE and its subsidiaries contributed an aggregate of 73.6%, 42.4% and 13.8% of the consolidated revenue from continuing operations for the three fiscal years ended September 30, 2022, 2023 and 2024, respectively. As of September 30, 2023, the VIE and its subsidiaries accounted for an aggregate of 34.6% of the consolidated total assets, and 147.6% and of the consolidated total liabilities from continuing operations. And as of September 30, 2024, the VIE and its subsidiaries accounted for an aggregate of 22.9% of the consolidated total assets, and 68.2% and of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE and its subsidiaries. However, if the VIE and its subsidiaries were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE and its subsidiaries through loans to the shareholders of the VIE and its subsidiaries or entrustment loans to the VIE and its subsidiaries.

The Company believes that there are no assets held in the VIE and its subsidiaries that can be used only to settle obligations of the VIE and its subsidiaries except for registered capital and the PRC statutory reserves, in the respective periods. As the VIE and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors of the VIE and its subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIE and its subsidiaries. Relevant PRC laws and regulations restrict the VIE and its subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital. to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The CFS includes the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary.

(b) Consolidation

The CFS includes the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries were eliminated in consolidation.

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

(c) Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. The Company shall classify as an asset a right to the return of previously transferred consideration if specified conditions are met. Where the consideration in an acquisition includes contingent consideration, and the receivable of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. It is subsequently carried at fair value with changes in fair value reflected in earnings. In the acquisition of Changzhou Sixun, the Sellers (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiary fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% in each fiscal year 2023 to 2025, the Sellers shall pay the Company for a certain amount based on the uncompleted portion in the respective fiscal year 2023 to 2025. As of September 30, 2023, the Company recognized approximately RMB6.9 million ($947,178) in changes of fair value of contingent asset for the contingent consideration. On March 27, 2024, the Sellers entered into a supplemental agreement with the Company, to terminate the term on the compensation for committed financial performance after the Sellers paid the compensation of $694,030 (RMB5,000,000). As of September 30, 2024, the balance of the contingent assets was nil due to the receipt of this payment, and the changes of the fair value of this contingent asset was $265,205 for the year ended September 30, 2024.

(d) Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including, but not limiting to, allowance for credit losses, non-marketable equity investments and determination of other-than-temporary impairment, inventory provision, goodwill impairment, initial measurement of leases, revenue recognition, fair value of the warrants, share-based compensation arrangements, contingencies, the useful lives of property, plants and equipment, and intangible assets, impairment of investments and long-lived assets, valuation allowance for deferred tax assets, and uncertain tax opinions. Actual results could differ from those estimates.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Reverse Share Split

Effective on March 22, 2024, the Company effected a Reverse Share Split of all of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The par values and the authorized shares of the ordinary shares were adjusted as a result of the Reverse Share Split. All numbers of shares and per share data presented in the CFS and related notes have been retroactively restated to reflect the reverse share split stated above, refer to the Note 20. The Company issued one full post-Reverse Share Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process.

(f) Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation, and current liabilities of discontinued operation in the Consolidated Balance Sheets. The results of discontinued operation were reflected separately in the Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

(g) Fair value measurement

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

Level 3 inputs to the valuation methodology are unobservable and significant to the FV. The carrying amounts of the Company’s financial instruments approximate their FVs because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, amounts due to related parties, short-term borrowings and accounts payable.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(i) Restricted cash

Restricted cash is bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

(j) Short-term investments

Short-term investments include fixed deposit receipt and convertible debt instrument, which are classified based on the nature and characteristics. Convertible debt instrument is classified as available-for-sale debt investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt Securities, which is measured at FV and interest income is recognized in earnings. The unrealized gains or losses from the changes in FVs are reported net of tax in accumulated other comprehensive income until realized. The FV of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company assessed for impairment when fair value is less than the amortized cost basis in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. For the years ended September 30, 2023 and 2024, the Company did not record any impairment. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

(k) Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), the Company estimates and records an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 on October 1, 2023 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheet are within the scope of ASC Topic 326. The Company uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Company’s ability to collect from the debtors. The Company also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(l) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. For the years ended September 30, 2022, 2023 and 2024, the Company recorded allowance for credit losses of $1,036,654, $497,507 and $1,097,951 from continuing operations and $79,877, nil and nil from discontinued operation, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Inventories, net

Inventories, primarily consisting of 1) raw materials purchased for components and parts for manufacturing electronic control system; 2) work in progress of distributed photovoltaic engineering in construction and electronic control system; and 3) finished goods including battery packs, electronic control systems and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the value of inventories, in their disposal or in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(n) Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2022, 2023 and 2024, the Company provided bad debt expense of $57,637, nil and $237,419 from continuing operations and $1,166, nil and nil from discontinued operation, respectively, against advances to suppliers.

(o) Property, plant and equipment, net

Property, plant and equipment includes e-bicycle charging piles, furniture, fixtures and office equipment, vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of property, equipment, and software, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment the depreciation of these assets commences when the assets are ready for their intended use. Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

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

Estimated useful life
E-bicycle charging piles	2.5-5 years
Furniture, fixtures and office equipment	3-5 years
Vehicles	4-10 years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Intangible assets, net

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

(q) Land use right, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. In January 2023, Jiangsu New Energy acquired the land use right from local government for the purpose of building manufacturing plants in Changzhou, Jiangsu Province. The land use right has a term of 50 years and expires on January 5, 2073.

(r) Goodwill, net

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Company recognized $1,792,392 and $1,362,441 impairment loss of goodwill from the acquisition of Changzhou Sixun for the years ended September 30, 2023 and 2024, which was recognized in the consolidated statements of operations. As of September 30, 2023 and 2024, the carrying amount of goodwill was $3,057,943 and $1,780,569, respectively.

(s) Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2022, 2023 and 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Long term investments, net

Long-term investments are the Company’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1) Equity investments accounted for using the equity method

Equity investments are comprised of investments in privately held companies, The Company uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Company records equity method investments at the cost of acquisition, plus the Company’s share in undistributed earnings and losses since acquisition. For equity investments over which the Company does not have significant influence or control, the cost method of accounting is used.

The Company has historically provided financial support to certain equity investees in the form of loans. If the Company’s share of the undistributed losses exceeds the carving amount of an investment accounted for by the equity method, the Company continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Company asses its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash bur rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that is decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

(2) Equity investment without readily determinable fair values

Equity investment without readily determinable FVs refers to the investment over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations. The Company makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and FV in the consolidated statements of operations.

(u) Value-added tax

EZGO’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Revenue recognition

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company’s revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

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

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

The Company sells products to different customers, primarily battery cells (see Note 17 Discontinued Operation), self-assembled battery packs, e-bicycles, electronic control systems, second-hand machinery and intelligent robots. The Company identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts as the principal. The revenue is recognized when the Company satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

The Company generally provides different warrant periods for different products: a six-month warranty period for battery packs, a warranty period ranging from three months to three years for separate component of the E-bicycle, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2023 and 2024, there is no warranty claim by customer and the Company did not accounted provision for warranty cost related to product quality issues in the consolidated balance sheet as the Company believes that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

The Company provides comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance services. In accordance with the detailed requirements in the contract, the Company implements a targeted maintenance strategy for machines in need of repair. The Company identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts as the principal. The revenue is recognized when the Company satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

The Company also provides other services, mainly including photovoltaic engineering contracting and e-bicycles assembly. The Company identifies one performance obligation in the provision of services in the contract, and recognizes revenue when the Company satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Company does not directly engage in the construction but rather serves as an intermediatory to connect the party awarding the contract with suitable contractors. Therefore, the Company presents the revenue from photovoltaic engineering contracting on a net basis as the Company acts as an agent.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Revenue recognition (continued)

The following table identifies the disaggregation of the Company’s revenues from continuing operations for the years ended September 30, 2022, 2023 and 2024, respectively:

	Year Ended September 30,
	2022	2023	2024
Battery cells and packs segment	$6,990,215	$8,245,966	$16,318,839
Sales of products	6,990,215	8,245,966	16,318,839
E-bicycle sales segment	9,405,103	4,276,147	2,899,541
Sales of products	9,405,103	4,276,147	2,899,541
Electronic control system and intelligent robots sales segment	-	2,344,373	1,401,783
Sales of products	-	2,344,373	1,401,783
Others	993,899	1,054,173	514,252
Sales of products	443,870	744,934	97,495
Maintenance services	-	184,029	412,041
Other services	550,029	125,210	4,726
Net revenues	$17,389,217	$15,920,659	$21,134,425

Contract balance

Contract liabilities primarily consist of advances from customers.

Advances from customers amounted to $1,039,310 and $372,138 as of September 30, 2023 and 2024, respectively. Revenue included in the beginning balance of advances from customers and recognized during the years ended September 30, 2022, 2023 and 2024 amounted to $65,547, $818,506 and $392,124, respectively.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2023 and 2024.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers and the Company expects the benefit of those costs to be longer than one year.

(w) Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, material cost, and other overhead expenses.

(x) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salaries expenses for sales personnel, (ii) rental fees related to selling and marketing activities, (iii) travel expenses related to selling and marketing activities, (iv) advertisement and business promotion expenses and (v) other miscellaneous selling expenses. Advertisement and business promotion expenses mainly represent the advertising and sponsorship expenses incurred to promote the Company’s brand image and awareness and are recognized as incurred. For the years ended September 30, 2022, 2023 and 2024, advertisement and business promotion expenses was $64,525, $77,361 and $5,751, respectively.

(y) General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and welfares for general and administrative personnel, (ii) professional service fees, (iii) share-based compensation, (iv) insurance fees, (v) credit losses expenses, (vi) depreciation related to general and administrative departments and (vii) other corporate expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Research and development expenses

Research and development expenses consist primarily of (i) salaries and welfare for research and development personnel, (ii) depreciation and amortization related to research and development departments, (iii) material consumption expenses, (iv) outsourcing development expenses, and (v) other miscellaneous research and development expenses. Research and development expenses that do not qualify to be capitalized are expensed as incurred.

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/ operation stages. The Company has not capitalized any costs related to internal use software for the years ended September 30, 2023 and 2024, respectively.

(aa) Share-based compensation

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

(ab) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,250). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation for tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(ac) Deferred taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

(ad) Warrants

The Company accounts for the warrants issued in connection with equity-linked instruments under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company classifies warrants in its consolidated balance sheet as an equity based on the nature and characteristics of each warrant issued. Accordingly, the Company evaluated and classified the warrant instrument under equity treatment at its assigned value.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ae) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which is not attributable. directly or indirectly to the Company as the controlling shareholder. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets. Consolidated net (loss) income on the consolidated statements of operations includes the net income attributable to non-controlling interests. The accumulative net income attributable to non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

(af) Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in PRC is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in HK is the U.S. dollar (“USD” or “$”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive losses in the Consolidated Statements of Comprehensive Loss.

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

The Consolidated Balance Sheets amounts, with the exception of equity, on September 30, 2023 and 2024 were translated at RMB7.2960 to $1.00 and at RMB7.0176 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Cash Flows for the fiscal years ended September 30, 2022, 2023 and 2024 were RMB6.5532 to $1.00, RMB7.0533 to $1.00 and RMB7.2043 to $1.00, respectively.

(ag) Segment reporting

The Company organized its operations into four operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performances of the Company.

The Company determined it has four operating segments: (1) sales of battery cells and packs, (2) sales of e-bicycle, (3) sales of electronic control system and intelligent robot and (4) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and the vast majority of the Company’s revenue and expenses are derived from within the PRC, no geographical segments are presented.

(ah) Net loss per ordinary share

Basic loss per ordinary share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is antidilutive.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ai) Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The components of the other comprehensive income (loss) consist of foreign currency translation adjustments and unrealized gain (loss) on available for sale short-term investments.

(aj) Commitments and contingencies

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

(ak) Reclassification

Certain prior year amounts have been reclassified to conform to the current year of balance sheet and cash flow presentations. These reclassifications have no effect on the accompanying statements of operations.

	Previously reported September 30,		September 30,
	2023	(Decrease)/Increase	2023
			(Reclassified)
CONSOLIDATED BALANCE SHEETS
Advances to suppliers, net	$18,756,368	$(6,980,811)	$11,775,557
Other non-current assets	5,497,233	6,980,811	12,478,044

	Previously reported September 30,		September 30,
	2023	(Decrease)/Increase	2023
			(Reclassified)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in operating assets and liabilities:
Advances to suppliers	$(9,365,508)	$7,221,017	$(2,144,491)
Net cash used in operating activities from continuing operations	(9,112,643)	7,221,017	(1,891,626)
Cash paid for advances on customized equipment purchases	-	(7,221,017)	(7,221,017)
Net cash used in investing activities from continuing operations	(13,968,099)	(7,221,017)	(21,189,116)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(al) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective in two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3. ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Company completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (“the Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu New Energy, for RMB59,400,000 ($8,748,288), of which (i) RMB5,000,000 ($667,840) was to be paid in cash and (ii) the remaining RMB54,400,000 ($8,080,448) will be paid by issuing additional ordinary shares of the Company. In this acquisition, Changzhou Sixun was set as a target company to hold 60% of the equity of Changzhou Higgs Intelligent Technologies Co., Ltd. (“Changzhou Higgs”).

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

The allocation of the purchase price as of the acquisition date was as follows, in which the amount was translated using exchange rate on acquisition date:

Amount
Cash and cash equivalents	$141,891
Intangible assets - patents	2,529,954
Intangible assets – software copyright	659,988
Others	759,375
Total assets (a)	4,091,208

Total liabilities (b)	217,020

Total net identifiable asset acquired (c=a-b)	3,874,188
Non-controlling interest on Changzhou Higgs (d)	273,698
Total consideration (e)	8,748,288
Goodwill as of acquisition date (e+d-c)	5,147,798
Goodwill impairment	(1,792,392)
Foreign currency translation adjustment	(297,463)
Goodwill as of September 30, 2023	3,057,943
Goodwill impairment	(1,362,441)
Foreign currency translation adjustment	85,067
Goodwill as of September 30, 2024	$1,780,569

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. The goodwill is not deductible for tax purposes.

The Company conducted qualitative assessment on the goodwill and decided that impairment indicators implied that it was likely that the FV of the reporting unit is less than the carrying amount. The Company has engaged an independent third-party valuation specialist to conduct impairment testing on the reporting unit on December 31, 2024. The Company recognized $1,792,392 and $1,362,441 impairment loss of goodwill related to the acquisition of Changzhou Sixun for the fiscal years ended September 30, 2023 and 2024, respectively. As of September 30, 2023 and 2024, the carrying amount of goodwill was $3,057,943 and $1,780,569, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

4. DISPOSAL OF SUBSIDIARIES

On February 13, 2023, the Company entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”), a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000). The Company recognized a loss of $2,535,370 from the disposal of Tianjin Jiahao.

On April 3, 2023, Changzhou Yizhiying entered into an equity transfer agreement with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) to transfer 80% equity interest of Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”), a subsidiary of Changzhou Yizhiying, to Mizhiyan for $307,018 (RMB2,240,000). The Company recognized a gain of $941,714 from the disposal of Tianjin Dilang.

5 ACCOUNTS RECEIVABLE, NET

As of September 30, 2023 and 2024, accounts receivable and allowance for credit losses consisted of the following:

	As of September 30,
	2023	2024
Accounts receivable	$4,134,980	$8,427,934
Less: allowance for credit losses	(354,907)	(116,441)
Accounts receivable, net	$3,780,073	$8,311,493

Accounts receivable are considered overdue after 180 days, the general credit term the Company offers to customers. As of September 30, 2023 and 2024, the overdue accounts receivable, net of allowance for credit losses, ageing between 180 days and one year was $1,081,910 and $130,836, respectively.

The movement is the allowance for credit losses for the years ended September 30, 2023 and 2024:

	Year Ended September 30,
	2023	2024
Balance at beginning of year	$1,059,523	$354,907
Changes in credit losses	497,507	1,097,951
Write-off	-	(1,343,952)
Decrease from disposal of Tianjin Dilang	(1,198,954)	-
Foreign currency translation adjustment	(3,169)	7,535
Balance at the end of year	$354,907	$116,441

For the years ended September 30, 2022, 2023 and 2024, the Company recorded credit losses of $1,037,279, $497,507 and $1,097,951 from continuing operations and $79,877, nil and nil from discontinued operation.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVESTMENTS

As of September 30, 2023 and 2024, investments consisted of the following:

	As of September 30,
	2023		2024
Short-term investments:
Fixed deposit receipt (1)	$		$1,557,104
Convertible debt instrument (2)		685,307	-
Total short-term investments		685,307	1,557,104
Long-term investments:
Investments accounted for using the equity method (3)		8,703,744	13,156,407
Investments without readily determinable FVs (4)		3,486,790	6,478,086
Total long-term investments		12,190,534	19,634,493
Impairment loss of long-term equity investments		-	(3,369,718)
Total long-term investments, net		12,190,534	16,264,775
Total investments		$12,875,841	$17,821,879

(1)	On December 21, 2023, the Company purchased a fixed deposit receipt of $1,500,000 within one year term, deposited in a bank in PRC. The fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments. On December 29, 2023, the Company obtained a loan facility, secured by this certificate of deposit (Note 14). For the year ended September 30, 2024, the Company recognized interest income of $57,104, which will be received upon maturity.

(2)	Convertible debt instrument was issued by a private company and is redeemable at the Company’s option. The convertible debt instrument is due on June 17, 2024, bearing an interest of 6% and is carried at FV, which is based on the exit price. For the years ended September 30, 2022, 2023 and 2024, there was $43,188, $42,533 and $41,642 interest income recognized in earnings and no unrealized gain or loss from the changes in FVs recognized in accumulated other comprehensive loss. On March 31, 2024, the Company issued a redemption notice of the convertible debt instrument to the issuer, opting for redemption and requesting repayment of $692,492, which was fully repaid on December 20, 2024.

(3)	In March 2023, the Company acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership for $6,853,070 which was subsequently accounted for using the equity method. In September 2024, the Company paid $4,075,467 to acquire 40% equity interest of Shanghai Mingli New Energy Technology Co., Ltd..

(4)	In September 2022 and February 2023, the Company acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. (“Chongqing Chenglu”) and 10% equity interest of Changzhou Huiyu Yidian Venture Capital Co., Ltd. (“Changzhou Huiyu”) for $3,479,252 and $7,538, respectively. In January 2024, the Company acquired 3.6554% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership) for $2,849,977. The Company invested in these investees as strategic investments to seize future market opportunities in the new energy industry. The Company has neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVESTMENTS (CONTINUED)

The movement of the carrying amount of long-term investment was as follows for the years ended September 30, 2023 and 2024:

	Year Ended September 30,
	2023	2024
Beginning balance	$2,101,519	$12,190,534
Addition of investments accounted for using the equity method	6,853,070	3,969,851
Addition of investments without readily determinable FVs	3,486,790	2,779,035
Proportionate share of the equity investee’s net (loss) income	(205,101)	31,076
Impairment loss of investments accounted for using the equity method (5)	-	(234,677)
Impairment loss of investments without readily determinable fair values (6)	-	(3,047,714)
Foreign currency translation adjustment	(45,744)	576,670
Ending balance	$12,190,534	$16,264,775

(5)	The Company recognized an impairment loss of $234,677 for Shenzhen Star Cycling technology Co., LTD for the year ended September 30, 2024 in the Consolidated Statements of Operation.

(6)	The Company recognized an impairment loss of $3,040,113 and $7,601 for Chongqing Chenglu and Changzhou Huiyu for the year ended September 30, 2024 in the Consolidated Statements of Operation. There were no other downward adjustments (including impairment charges), or any upward adjustments recognized on equity investments without readily determinable fair value during any of the fiscal years presented.

For the years ended September 30,2024, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended September 30,
	2022	2023	2024
	USD	USD	USD
Operating data:
Revenue	$2,153,883	$5,722,600	$9,618,723
Cost of revenue	1,957,679	5,561,702	8,607,995
Loss from operations	(458,573)	(706,432)	(161,108)
Net loss	(458,411)	(766,658)	(177,734)

	As of September 30,
	2023	2024
	USD	USD
Balance sheet data:
Current assets	$23,939,378	$22,460,895
Non-current assets	4,181,187	17,559,450
Current liabilities	15,388,874	22,746,326
Non-current liabilities	2,658,991	2,768,753

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7. INVENTORIES, NET

As of September 30, 2023 and 2024, inventories and reserve of inventories consisted of the following:

	As of September 30,
	2023	2024
Finished goods (1)	$537,489	$226,675
Work in progress (2)	72,849	31,492
Raw materials (3)	309,393	316,887
Subtotal	919,731	575,054
Less: provision for inventories	(90,853)	(50,397)
Inventories, net	$828,878	$524,657

(1)	Finished goods included battery packs, e-bicycles and electronic control systems.

(2)	Work in progress included work in progress of electronic control system.

(3)	Raw materials included components and parts for manufacturing electronic control system and the provision of maintenance service.

The movement of provision for inventories was as follows for the years ended September 30, 2023 and 2024:

	Year Ended September 30,
	2023	2024
Balance at beginning of year	$196,151	$90,853
Current period addition	93,978	25,427
Charge off	(53,625)	(68,345)
Decrease from disposal of Tianjin Dilang	(144,200)	-
Foreign currency translation adjustment	(1,451)	2,462
Balance at the end of year	$90,853	$50,397

For the years ended September 30, 2022 and 2023, provisions for inventories of $168,017 and $40,353 were recorded respectively. For the year ended September 30, 2024, the provision for inventories amounting to $42,918 was charged off. Among which, $8,921, $53,625 and $68,345 was charged against the provision balance due to subsequent sales of the inventories which had been written down in the previous period for the years ended September 30, 2022, 2023 and 2024, respectively.

8. ADVANCES TO SUPPLIERS, NET

As of September 30, 2023 and 2024, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2023	2024
Prepayment for purchase of battery packs	$10,664,027	$16,637,595
Prepayment for purchase of materials for assembling electronic control system	234,000	234,454
Prepayment for purchase of e-bicycles materials	847,215	164
Others	128,958	38,911
Subtotal	11,874,200	16,911,124
Less: allowance for doubtful accounts	(98,643)	(21,375)
Advances to suppliers, net	$11,775,557	$16,889,749

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8. ADVANCES TO SUPPLIERS, NET (CONTINUED)

The movement is the allowance for doubtful accounts for the years ended September 30, 2023 and 2024:

	Year Ended September 30,
	2023	2024
Balance at beginning of years	$134,214	$98,643
Current period addition	-	237,419
Write-off	(33,321)	(316,496)
Foreign currency translation adjustment	(2,250)	1,809
Balance at the end of year	$98,643	$21,375

For the years ended September 30, 2022, 2023 and 2024, the Company recorded allowance for doubtful accounts of nil, nil and $237,419, respectively.

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2023 and 2024, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2023		2024
Receivable from third parties (1)	$		$982,530
Short-term receivables due to disposal of Tianjin Jiahao (2)		890,214	701,807
Deductible input VAT		27,178	255,293
Prepaid expenses		34,974	64,290
Security deposits		31,113	37,041
Refund of advance to a supplier (3)		1,314,008	-
Contingent asset of the acquisition of Changzhou Sixun (4)		947,178	-
Others		77,637	55,844
Prepaid expenses and other current assets		$3,322,302	$2,096,805

(1)	The balance of receivable from third parties mainly consisted of three components: (i) the Company invested a convertible debt instrument, issued by a private company in 2020 (Note 6 (2)). On March 31, 2024, the Company issued a redemption notice of the convertible debt instrument to the issuer, opting for redemption and requesting repayment of $712,494, which was fully repaid on December 20, 2024. (ii) In September 2024, the Company paid RMB30 million ($4,274,966) to Shanghai Yunbang New Energy Technology Co., Ltd., (“Shanghai Yunbang”), among which RMB28.6 million ($4,075,467) was the payment for equity investment in Shanghai Mingli New Energy Technology Co., Ltd, a subsidiary of Shanghai Yunbang and the remaining RMB1.4 million ($199,498) has been repaid in October 2024. (iii) The Company provided a loan of RMB295,000 ($42,037) to Higgs Construction Machinery Service (Changzhou) Co., Ltd. which was fully repaid on January 2, 2025.

(2)	On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000). As of the September 30, 2024, the outstanding balance of the equity transfer payment receivable was $701,807, which is scheduled to be fully settled by May 10, 2025 according to the payment schedule outlined in the equity transfer agreement.

(3)	The balance represented the amount to be refunded by a supplier. In June 2023, Jiangsu Supply Chain terminated a purchase contract with a supplier in which Jiangsu Supply Chain should pay $27,412 (RMB200,000) to the supplier for initiating termination of the contract, and the supplier should refund all the advance payment from Jiangsu Supply Chain. All the advance payment was refunded on November 13, 2023.

(4)	In the acquisition of Changzhou Sixun, the Sellers (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiary fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% in each fiscal year 2023 to 2025, the Sellers shall pay the Company for a certain amount based on the uncompleted portion in the respective fiscal year 2023 to 2025. As of September 30, 2023, the Company recognized RMB6.9 million ($947,178) in contingent asset for the contingent consideration. On March 27, 2024, the Sellers entered into a supplemental agreement with the Company, to terminate the term on the compensation for committed financial performance after the Sellers paid the compensation of $694,030 (RMB5,000,000). As of September 30, 2024, the balance of the contingent assets was nil due to the receipt of this compensation payment, and the changes of the fair value of this contingent asset was $265,205 for the year ended September 30, 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10. PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2023 and 2024, property, plant and equipment, net consisted of the following:

	As of September 30,
	2023	2024
Construction in progress (1)	$3,095,981	$7,766,316
Vehicles	191,741	221,787
Furniture, fixtures and office equipment	41,478	43,124
E-bicycle charging piles	1,429,579	19,864
Subtotal	4,758,779	8,051,091
Less: accumulated depreciation	(918,836)	(173,388)
Property, plant and equipment, net	$3,839,943	$7,877,703

(1)	Addition of $3,095,981 and $4,670,335 is related to the construction of Changzhou manufacturing plants incurred for the year ended September 30, 2023 and 2024, respectively. For the years ended September 30, 2023 and 2024, $33,270 and $320,361 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively.

For the years ended September 30, 2022, 2023 and 2024, depreciation expenses were $824,664, $507,672 and $256,371, respectively. For the years ended September 30, 2024, loss from disposal of e-bicycle charging piles was $348,999.

11. INTANGIBLE ASSETS, NET

As of September 30, 2023 and 2024, intangible assets, net consisted of the following:

	As of September 30,
	2023	2024
Patents	$2,354,460	$2,447,865
Software	614,206	638,573
Subtotal	2,968,666	3,086,438
Accumulated amortization	(395,822)	(1,028,813)
Intangible assets, net	$2,572,844	$2,057,625

Intangible assets including patents and software copyright which were considered as identifiable assets in the business acquisition of Changzhou Sixun (Note 3), and were recognized based on fair value and a valuation report was issued by an independent third-party valuation specialist.

For the years ended September 30, 2022, 2023 and 2024, amortization expenses of intangible assets were nil, $409,442 and $601,291.

The following is a schedule, by fiscal years, of amortization of intangible asset as of September 30, 2024:

Year ending September 30,	Amount
2025	$601,291
2026	601,291
2027	601,291
2028	253,752
Total	$2,057,625

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. OTHER NON-CURRENT ASSETS

As of September 30, 2023 and 2024, other non-current assets consisted of the following:

	As of September 30,
	2023	2024
Prepayment for purchase of customized equipment	$6,980,811	$7,257,752
Prepaid construction fee	1,514,280	1,238,336
Long-term security deposit for land use right (1)	606,445	630,504
Prepayment for intent equity investment (2)	2,741,228	-
Long-term receivables due to disposal of Tianjin Jiahao	635,280	-
Other non-current assets	$12,478,044	$9,126,592

(1)	The balance is the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District for the purchase of land use right for constructing headquarters buildings in Changzhou.

(2)	The balance is the prepayment to Mooneng Silicon (Hangzhou) Partnership (Limited partnership) for the intent equity investment. In January 2024, the Company completed the acquisition of 3.6554% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership), and the balance has been reclassified to investments, see Note 6.

13. ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2023 and 2024, accrued expenses and other payables consisted of the following:

	As of September 30,
	2023	2024
Other taxes payable (1)	$4,418,928	$4,662,122
Loans from third parties (2)	669,485	1,424,989
Payroll payable	398,260	455,394
Security deposit from a distributor	274,123	-
Other accrued expenses	358,559	373,763
Accrued expenses and other payables	$6,119,355	$6,916,268

(1)	The balance mainly was VAT payable of $4,016,656 and $4,242,155 as of September 30, 2023 and 2024, respectively.

(2)	The balance was interest-free loans from the third parties as of September 30, 2024, which was fully repaid in October 2024.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. BORROWINGS

As of September 30, 2023 and 2024, the bank borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

	Interest	Borrowing	Maturity	As of September 30,
Creditors	Rate	date	date	2023	2024
Bank of Jiangsu (1)	6.09%	12/15/2022	12/14/2023	$109,649	$-
Bank of Jiangsu (1)	5.80%	1/25/2024	1/25/2025	-	113,999
Bank of Jiangsu	3.95%	8/31/2022	8/30/2024	274,123	-
Bank of Jiangsu (2)	3.30%	8/30/2024	8/27/2025	-	997,492
Bank of Jiangsu (3)	3.80%	12/19/2023	12/15/2024	-	569,995
Bank of Nanjing (4)	3.50%	9/11/2024	9/9/2025	-	712,494
Agricultural Bank of China	4.10%	3/24/2023	3/23/2024	616,776	-
Agricultural Bank of China (5)	3.20%	6/26/2024	6/16/2025	-	1,424,989
Agricultural Bank of China (6)	3.05%	12/29/2023	12/21/2024	-	1,367,989
Total short-term borrowings				$1,000,548	$5,186,958
Bank of Jiangnan (7)	4.80%	6/27/2023	6/21/2030	-	634,120
Total long-term borrowings, current				$-	$634,120
Bank of Jiangnan (7)	4.80%	6/27/2023	6/21/2030	4,385,965	3,925,844
Bank of Jiangnan (7)	4.80%	11/15/2023	6/21/2030	-	1,823,985
Bank of Jiangnan (7)	4.80%	2/5/2024	6/21/2030	-	984,667
Bank of Jiangnan (7)	4.80%	7/18/2024	6/21/2030	-	726,744
Total long-term borrowings, non-current				$4,385,965	$7,461,240
Total borrowings				$5,386,513	$13,282,318

(1)	On December 14, 2022, Changzhou EZGO obtained a revolving line of credit of RMB800,000 ($109,649) from Bank of Jiangsu with three years term from December 14, 2022 to December 14, 2025. On January 3, 2023, Changzhou EZGO withdrew RMB800,000 ($109,649) from this line of credit, with an effective annual interest rate of 6.09% and a term of 12 months, which was fully repaid as matured. On January 25, 2024, Changzhou EZGO withdrew another RMB800,000 ($113,999) from this line of credit, with an effective annual interest rate of 5.80% and a term of 12 months.

(2)	On August 30, 2024, Changzhou EZGO obtained a non-revolving loan of RMB7,000,000 ($997,492) from Bank of Jiangsu, with an effective annual interest rate of 3.30% and a term of 12 months, which was guaranteed by Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.

(3)	On December 19, 2023, Changzhou Higgs obtained a non-revolving loan of RMB4,000,000 ($569,995) from Bank of Jiangsu, with an effective annual interest rate of 3.80% and a term of 12 months, which was guaranteed by Feng Xiao, the legal representative of Changzhou Higgs.

(4)	On September 11, 2024, Changzhou EZGO entered a non-revolving loan facility of RMB5,000,000 ($712,494) with Bank of Nanjing, with an effective annual interest rate of 3.50% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer of the Company, Jiangsu New Energy and Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. BORROWINGS (CONTINUED)

(5)	On June 26, 2024, Changzhou EZGO obtained a non-revolving loan of RMB10,000,000 ($1,424,989) from Agricultural Bank of China, with an effective annual interest rate of 3.20% and a term of 12 months, which was guaranteed by Jianhui Ye.

(6)	On December 29, 2023, Jiangsu Supply Chain obtained a non-revolving loan of RMB9,600,000 ($1,367,989) from Agricultural Bank of China, with an effective annual interest rate of 3.05% and a term of 12 months. The loan was secured by the $1,500,000 certificate of deposit held by EZGO HK.

(7)	On June 25, 2023, Jiangsu New Energy obtained a 7-year loan facility of up to RMB56,810,000 ($8,095,360) from Bank of Jiangnan with an effective annual interest rate of 4.80%, specified for expenditures on the construction of Changzhou manufacturing plant built for the production of two-wheeler e-bicycles, intelligent unmanned patrol vehicles and graphene batteries, which will mature on June 21, 2030. On June 27, 2023, November 15, 2023, February 6, 2024, and July 18, 2024, Jiangsu New Energy withdrew RMB32,000,000 ($4,559,964), RMB12,800,000 ($1,823,985), RMB5,100,000 ($726,744) and RMB6,910,000 ($984,667) from this loan facility, respectively. The loan facility was guaranteed by Shuang Wu, Chief Operating Officer and a significant shareholder of the Company, and also pledged by the land use right of Jiangsu New Energy. The following is the principal repayment schedule for the long-term loan from Bank of Jiangnan as of September 30, 2024:

Borrowing date	Repayment amount
6/30/2025	$634,120
12/31/2025	827,918
6/30/2026	827,918
12/31/2026	829,343
6/30/2027	829,343
12/31/2027	829,343
6/30/2028	829,343
12/31/2028	829,343
6/30/2029	829,343
12/31/2029	829,346

For the years ended September 30, 2022, 2023 and 2024, the Company recorded interest expenses of $105,430, $72,113 and $93,442, respectively. For the years ended September 30, 2023 and 2024, $33,270 and $320,361 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended September 30, 2022, 2023 and 2024:

Name	Relationship
(a) Shuang Wu	The Legal Representative of Jiangsu New Energy
(b) Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(c) Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(d) Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(e) Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(f) Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(g) Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% shareholding
(h) Nanjing Mingfeng Technology Co., Ltd.	Equity investments with 30% shareholding
(i) Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments with 25% shareholding
(j) Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% shareholding
(k) Changzhou Huiyu Yidian Venture Capital Co., Ltd.	Equity investments with 10% shareholding
(l) Shanghai Mingli New Energy Technology Co., Ltd.	Equity investments with 40% shareholding

Amounts due from related parties

As of September 30, 2023 and 2024, amounts due from related parties consisted of the following:

	As of September 30,
	2023	2024
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d)(1)	$3,901,645	$3,726,245
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)(1)&(2)	3,459,129	2,738,913
Shenzhen Star Cycling Network Technology Co., Ltd. (g) (2)	642,804	767,625
Jiangsu Youdi Technology Co., Ltd. (j)(2)	253,478	316,832
Jianhui Ye (c)(3)	155	679
Amounts due from related parties, current	8,257,211	7,550,294
Shanghai Mingli New Energy Technology Co., Ltd. (4)	-	4,132,467
Amounts due from a related party, non-current	$-	$4,132,467

(1)	The balance mainly is prepayments for purchasing battery cells and e-bicycles.

(2)	The balance mainly is loans with annual interest as stated in contracts to associates. The annual interest rates of the loans to Shandong Xingneng’an New Energy Technology Co., Ltd., Shenzhen Star Cycling Network Technology Co., Ltd. and Jiangsu Youdi Technology Co., Ltd. are 4% and 5%, 5%, and 5%, respectively.

(3)	The balance mainly is advances made to the management for the Company’s daily operational purposes.

(4)	The balance is an interest-free loan with a maturity date of September 29, 2026.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due to related parties

As of September 30, 2023 and 2024, amounts due to related parties consisted of the following:

	As of September 30,
	2023	2024
Shuang Wu (a)(1)&(2)	$474,650	$1,127,877
Jiangsu Xinzhongtian Suye Co., Ltd. (e)(2)& (4)	215,410	418,201
Nanjing Mingfeng Technology Co., Ltd. (h)(3)	71,811	494
Shenzhen Star Asset Management Co., Ltd. (f)(2)	19,891	19,926
Yan Fang (b)(2)	68,451	19,183
Amounts due to related parties	$850,213	$1,585,681

(1)	The balance mainly was the expenses paid by related parties on behalf of the Company for daily operation.

(2)	The balance mainly was interest-free loans from related parties.

(3)	The balance mainly was payable for payment received on behalf of a related party.

(4)	The balance mainly was the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions

For the years ended September 30, 2022, 2023 and 2024, the Company had the following material related party transactions:

		Year Ended September 30,
Related Parties	Nature	2022	2023	2024
Inventories purchased from related parties
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d)	Purchase of e-bicycles	$4,029,157	$2,179,826	$1,135,273
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Purchase of e-bicycles	1,188,752	1,158,391	299,343
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Purchase of battery packs	1,498,964	-	106,189
		$6,716,873	$3,338,217	$1,540,805
Loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Loan to a related party	$3,051,944	$5,134,618	$2,776,120
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Interest receivable from a related party	4,368	123,078	232,891

Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Loan to a related party	915,583	4,253	-
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Interest receivable from a related party	23,255	25,166	24,566
Nanjing Mingfeng Technology Co.,Ltd. (h)	Interest-free loan to a related party	305,194	-	-
Shanghai Mingli New Energy Technology Co., Ltd. (l)	Loan to a related party	-	-	4,025,374
Jiangsu Youdi Technology Co., Ltd. (j)	Loan to a related party	457,792	3,456	3,655
Jiangsu Youdi Technology Co., Ltd. (j)	Interest-free loan to a related party	296,200	-	-
Jiangsu Youdi Technology Co., Ltd. (j)	Interest receivable from a related party	251	20,827	21,231
		$5,054,587	$5,311,398	$7,083,837
Collection of loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Collection of loan to a related party	$-	$6,007,720	$3,738,045
Nanjing Mingfeng Technology Co.,Ltd. (h)	Collection of loan to a related party	534,090	-	-
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Collection of loan to a related party	-	446,599	-
Jiangsu Youdi Technology Co., Ltd. (j)	Collection of loan to a related party	-	141,896	-
		$534,090	$6,596,215	$3,738,045
Loans from related parties
Shuang Wu (a)	Interest-free loan from a related party	$-	$675,067	$619,746
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Interest-free loan from a related party	-	-	538,567
Fang Yan (b)	Interest-free loan from a related party	-	69,726	62,713
Xie Huiyan *	Interest-free loan from a related party	504,334	830,108	-
		$504,334	$1,574,901	$1,221,026
Repayment of loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Repayment of interest-free loans from a related party	$-	$-	$538,567
Shuang Wu (a)	Repayment of interest-free loans from a related party	-	-	249,851
Fang Yan (b)	Repayment of interest-free loans from a related party	45,427	14,266	116,247
Xie Huiyan *	Repayment of interest-free loans from a related party	70,198	75,653	-
		$115,625	$89,919	$904,665
Others
Shuang Wu (a)	Expenses paid for daily operation on behalf of the Company	$-	$142,394	$292,612
Shuang Wu (a)	Reimbursement for expenses paid for daily operation on behalf of the Company	-	99,693	252,578
Nanjing Mingfeng Technology Co., Ltd. (h)	Payment received on behalf of a related party	-	35,846	1,485
Nanjing Mingfeng Technology Co., Ltd. (h)	Transfer of payment received on behalf of a related party	-	26,705	726
		$-	$304,638	$547,401

*	Xie Huiyan, the general manager and non-controlling shareholder of Tianjin Dilang, was no longer deemed as the Company’s related party as Tianjin Dilang was disposed in April 2023.

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

The balances for operating leases are presented as follows within the consolidated balance sheets:

	As of September 30,
	2023	2024
Right-of-use assets, net	$46,652	$48,241

Lease liabilities - current	41,570	24,262
Lease liabilities - non-current	-	23,069
Total operating lease liabilities	$41,570	$47,331

Weighted average remaining lease term	0.44 years	1.94 years
Weighted average discount rate	3.72%	3.83%

For the years ended September 30, 2023 and 2024, the Company recognized $148,955 and $60,021 lease expenses from operating leases.

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of September 30, 2024:

Year ending September 30,	Amount
2025	$25,650
2026	23,512
Total lease payments	49,162
Less: imputed interest	(1,831)
Total	$47,331

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. DISCONTINUED OPERATIONS

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. The classification of this component as a discontinued operation was based on the determination that the abandonment represented a strategic shift that had a significant impact on the Company’s operations and financial results, thereby meeting the criteria for discontinued operations in accordance with ASC 205-20. After the abandonment, the related assets were disposed of and the liabilities directly associated with the discontinued operation remain recognized and are presented as “Liabilities of discontinued operation” on the Consolidated Balance Sheets. These liabilities will continue to be recognized until they are settled or legally extinguished in accordance with ASC 405-20.

The liabilities of the discontinued operations, which are included in “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,
	2023	2024
Liabilities of discontinued operation
Accounts payable	$194,650	$202,372
Other payable	75,715	94,513
Income tax payable	423,478	440,278
Total current liabilities	693,843	737,163
Total liabilities	$693,843	$737,163

The following are revenues and (loss) income from discontinued operations:

	Year Ended September 30,
	2022	2023	2024
Net revenues	$1,335	$568	$-
Cost of revenues	(1,795)	-	-
(Loss) Income from discontinued operation before income tax	(81,605)	573	-
Income tax expense	-	-	-
(Loss) Income from discontinued operation, net of income tax	$(81,605)	$573	$-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Company’s HK subsidiaries did not have assessable profits derived in Hong Kong for the years ended September 30, 2022, 2023 and 2024. Therefore, no HK profit tax was provided for fiscal the years ended September 30, 2022, 2023 and 2024.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended September 30, 2022, 2023 and 2024.

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

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1 million but not exceeding RMB3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended June 30, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of the income tax expense (benefit) from continuing operations are:

	Year Ended September 30,
	2022	2023	2024
Current	$658	$58,239	$16,102
Deferred	526,461	(120,686)	(802,471)
Total income tax expense (benefit)	$527,119	$(62,447)	$(786,369)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES (CONTINUED)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	Year Ended September 30,
	2022	2023	2024
Net loss before income tax expense	$(6,860,106)	$(7,321,333)	$(8,872,165)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(1,715,027)	(1,830,333)	(2,218,041)

Effect of income tax rate differences in jurisdictions other than the PRC	362,253	563,279	345,120
Expenses not deductible for tax purpose and non-taxable income	53,798	277,404	486,576
Additional deduction of R&D expenses	-	(50,958)	(71,800)
Effect of preferential tax rates	-	21,922	(50,879)
Effect of utilization of tax loss carried forward	-	-	305
Effect on valuation allowance	1,826,095	956,239	722,350
Income tax expense (benefit)	$527,119	$(62,447)	$(786,369)

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

As of September 30, 2023 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the years ended September 30, 2022, 2023 and 2024, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes. The effective tax rates are -8%, 1% and 9% for the years ended September 30, 2022, 2023 and 2024 respectively.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2023 and 2024 was as follows:

	As of September 30,
	2023	2024
Deferred tax assets:
Tax loss carry forwards	$1,633,668	$2,525,068
Other-than-temporary impairment	-	813,218
Credit loss allowance	111,559	48,238
Reserve for inventory	11,320	5,719
Advertising expense	29,710	30,888
Less: disposal of a subsidiary	-	(314)
Less: valuation allowance	(1,625,432)	(2,431,792)
Deferred tax assets, net	$160,825	$991,025

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. INCOME TAXES (CONTINUED)

The movement of valuation allowance for deferred tax assets is as follows:

	Year Ended September 30,
	2022	2023	2024
Beginning balance of fiscal year	$416,883	$2,172,738	$1,625,432
Addition	1,826,095	1,178,597	722,350
Utilization of tax loss carried forward	-	(222,358)	-
Reversal due to disposal of Tianjin Dilang and Tianjin Jiahao	-	(1,453,300)	-
Exchange rate effect	(70,240)	(50,245)	84,010
Ending balance of fiscal year	$2,172,738	$1,625,432	$2,431,792

For the years ended September 30, 2022, 2023 and 2024, the Company accrued valuation allowance for deferred tax assets of $1,826,095, $956,239 and $722,350, respectively, for which the Company concluded it is more likely than not that these net operating losses would not be utilized in the future. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

Total net operating losses (NOLs) carryforwards of the Company’s entities in PRC is $10,758,760 and $10,061,750 as of September 30, 2023 and 2024, respectively. As of September 30, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

Year ending September 30,	Amount
2025	$237,905
2026	1,731,494
2027	1,816,777
2028	2,921,790
2029	3,096,458
2030	-
2031	-
2032	-
2033	120,311
2034	137,015
Total	$10,061,750

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2022, 2023 and 2024. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2023 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the board of directors of EZGO approved the EZGO 2022 Plan. On August 8, 2022, 25,000 restricted shares with service condition were granted to management and external consultants under the EZGO 2022 plan, out of which, 13,000 restricted shares vested immediately. 8,250 restricted shares shall vest evenly by month between the grant date and the 1st anniversary of grant date, and 3,750 restricted shares shall vest evenly by month between the grant date and the 2nd anniversary of grant date.

On January 13 and March 1, 2023, 25,000 and 4,473 restricted shares with service condition were granted to external consultants, respectively, which would fully vest in six months after grant date but subject to a 12-month service condition.

The estimated FV of restricted shares granted was the closing price of the Company’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the years ended September 30, 2022, 2023 and 2024 is as follow:

	Number of nonvested restricted shares*	Weighted average FV per ordinary share on the grant date
Unvested as of September 30, 2022	10,313	0.75
Granted	29,473	1.13
Vested	(38,223)	1.04
Unvested as of September 30, 2023	1,563	0.75
Granted	-
Vested	(1,563)	0.75
Unvested as of September 30, 2024	-

*	All shares’ data in the note are presented on a retrospective to reflect the 40 to 1 reverse share split.

Share-based compensation expenses of $440,625, $1,260,339 and $379,487 were recognized in relation to the restricted shares for the years ended September 30, 2022, 2023 and 2024, which were all allocated to general and administrative expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY

(a) Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of Ordinary Shares was 50,000 with par-value of $1 per share.

As of September 30, 2022, the authorized number of ordinary Shares was 100,000,000 with par-value of $0.001 per share and the number of ordinary Shares issued and outstanding was 24,676,891 and 24,214,891, respectively.

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY (CONTINUED)

(a) Ordinary shares (continued)

During the year ended September 30, 2023, 1,794,871 common warrants from the direct public offering on June 1, 2021, and 10,000,000 common warrants from the offering on June 6, 2023 were exercised via cashless option by the investors for 806,243 and 4,942,904 ordinary shares of the Company, respectively; and 26,093,088 exchange warrants from the offering on September 11, 2023 were further exercised via cashless option by the investors for 26,093,088 ordinary shares of the Company. During the year ended September 30, 2024, 197,941 exchange warrants from the offering on September 11, 2023 were further exercised via cashless option by the investors for 134,000 ordinary shares of the Company.

On February 2, 2024, two Surrendering Members irrevocably surrendered to the Company 700,000 ordinary shares with a par value of US$0.001 each registered in the name of the Surrendering Members in the register of members of the Company for no consideration, which was cancelled by the Company on February 28, 2024.

On April 12, 2024, the Company effected a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty shares are combined into one share (with the fractional shares rounding off to the nearest whole share). All numbers of shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the reverse share split stated above.

On April 22, 2024, the Company issued 4,533 ordinary shares to shareholders who were left with fractional shares following the implementation of the Reverse Share Split.

On June 3, 2024, the Board of Directors (the “Board”) of the Company, approved a change of the maximum number of shares the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each.

(b) Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $29,242,499 and $36,418,173 as of September 30, 2023 and 2024, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY (CONTINUED)

(c) Warrants

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

In June 2023, warrant shares were granted to investors in the Company’s direct public offering to purchase 10,000,000 ordinary shares at $1.20 per share. In August 2023, the investors exercised 10,000,000 warrants via cashless option to receive 4,942,904 ordinary shares for free. In September 2023, 8,498,125 common warrants were granted to investors in the Company’s public offering with each common warrant to purchase four exchange warrants, by which the investors can purchase up to 33,992,500 ordinary shares at $1.13 per share. In the same month, the investors exercised 26,093,088 exchange warrants via cashless option to receive 26,093,088 ordinary shares for free. In April 2024, the investors exercised 197,941 exchange warrants via cashless option to receive 134,000 ordinary shares for free.

As of September 30, 2024, there were 3,000,000 warrant shares granted to investors left unexercised, which are exercisable before January 28, 2025.

Following table summarizes the movement of warrant activities during the year ended September 30, 2024:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Exchange Warrants Outstanding as of September 30, 2023	7,899,412	$1.13	2.95	$-
Exchange Warrants Exercisable as of September 30, 2023	7,899,412	$1.13	2.95	$-
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	(197,941)	1.62	-	-
Exchange Warrants Forfeited (1)	(4,701,471)
Exchange Warrants Expired	-	-	-	-
Exchange Warrants Outstanding as of September 30, 2024	3,000,000	1.62	0.33	-
Exchange Warrants Exercisable as of September 30, 2024 (1)	3,000,000	1.62	0.33	-

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Common Warrants Outstanding as of September 30, 2023	8,498,125	1.13	2.95	-
Common Warrants Exercisable as of September 30, 2023	8,498,125	1.13	2.95	-
Common Warrants Granted	-	-	-	-
Common Warrants Exercises	-	-	-	-
Common Warrants Forfeited	-	-	-	-
Common Warrants Expired	-	-	-	-
Common Warrants Adjusted for Reverse Share Split (2)	(3,108,999)	-	-	-
Common Warrants Outstanding as of September 30, 2024	5,389,126	1.78	1.95	-
Common Warrants Exercisable as of September 30, 2024	5,389,126	1.78	1.95	-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

20. EQUITY (CONTINUED)

(c) Warrants

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Exchange Warrants Outstanding as of September 30, 2023	7,899,412	$1.13	2.95	$-
Exchange Warrants Exercisable as of September 30, 2023	7,899,412	$1.13	2.95	$-
Common Warrants Outstanding as of September 30, 2023	8,498,125	1.13	2.95
Common Warrants Exercisable as of September 30, 2023	8,498,125	1.13	2.95
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	(197,941)	1.62	-	-
Exchange Warrants Forfeited (1)	(4,701,471)
Exchange Warrants Expired	-	-	-	-

Exchange Warrants Outstanding as of September 30, 2024	3,000,000	1.62	0.33	-
Exchange Warrants Exercisable as of September 30, 2024 (1)	3,000,000	1.62	0.33	-
Common Warrants Outstanding as of September 30, 2024 (2)	5,389,126	1.78	1.95
Common Warrants Exercisable as of September 30, 2024	5,389,126	1.78	1.95

(1)	On April 29, 2024, the Company was named as defendant in a lawsuit in the Supreme Court for the State of New York by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023.

On October 29, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) and certain Side Letter Agreements (the “Side Letter Agreements”) with the Plaintiffs, which resolved and settled the above referenced lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement and the Side Letter Agreements, the Plaintiffs and the Company agree and acknowledge that the Warrant Shares shall be reduced to 3,000,000 Warrant Shares, and the “Termination Date” of the Exchange Warrant shall be the later of (A) 6:00 PM (New York time) on January 28, 2025 and (B) the Trading Day immediately following such time as the total aggregate trading volume of the Ordinary Shares on the principal Trading Market, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), beginning on the Trading Day immediately following the Effective Date exceeds 15,000,000 shares (as such number may be adjusted for stock splits, stock dividends, etc.). On January 7, 2025, as reported by Bloomberg, the aggregate trading volume of Ordinary Shares in the principal Trading Market surpassed 15,000,000 shares. Consequently, the Termination Date is hereby set as January 28, 2025.

The Company also agreed to pay the Plaintiffs in the amount of $10,000 as compensation for costs incurred by the Plaintiffs in connection with the lawsuit and the Settlement Agreement. Additionally, the Plaintiffs and the Company each agreed to fully release the other from all claims arising out of the allegations and claims asserted in the lawsuit.

(2)	Upon effectiveness of the Reverse Share Split at a ratio of 1-for-40, the number of Common Warrant was adjusted to 5,389,126 and the Exercise Price of the Common Warrants was adjusted to $1.7819.

(d) Non-controlling interests

As of September 30, 2024, the Company’s non-controlling interests included a 19.13% equity interest of Hengmao, 49% equity interest of Cenbird E-Motorcycle, which was acquired on September 10, 2019, and 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023.

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

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805 ($136,629) and seeking the payment of the contractual payment and interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805 ($136,629) and accrued interest. The Company accrued payable of default contractual payment and interest as of September 30, 2024.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 ($152,839) and seeking the payment of the contractual payment. However, the Company plans to defend the case. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 ($152,839), accrued interest and attorney’s fees. The Company accrued payable of default contractual payment and interest as of September 30, 2024.

Agreements

On May 25, 2023, the Company entered into a construction contract of RMB64 million (approximately $9 million) for a factory under construction for the production of intelligent e-bicycles and lithium batteries. As of September 30, 2024, the Company had paid approximately RMB59 million ($8 million).

In Mary 2023, the Company entered into procurement agreements for production equipment, scheduled to be installed and operational following the completion of the ongoing construction project. As stipulated in the contracts, is obligated to make an upfront payment of 60% of the total purchase price, the residual amount approximately of $4 million to be settled upon the delivery and inspection of the production equipment. As of September 30, 2024, the Company had paid approximately $7 million.

Other than disclosed above, the Company are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. SEGMENT REPORTING

The Company determined it operates in four segments: (1) sales of battery cells and packs, (2) sales of e-bicycles, and (3) sales of electronic control systems and intelligent robot, a new business segment established during the year ended September 30, 2023 and (4) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The battery cells and packs segment sells battery packs and trades battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers. The electronic control systems and intelligent robot segment sells customized electronic control system and intelligent robot.

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September 30, 2022, 2023 and 2024:

	For the year ended September 30, 2022
	Battery cells and pack s segment	E-bicycle sales segment	Subtotal from operating segments	Others	Consolidated
Revenues	$6,990,215	$9,405,103	$16,395,318	$993,899	$17,389,217
Depreciation and amortization	(289,150)	(319,801)	(608,951)	(314,971)	(923,922)
Segment loss before tax	(1,467,259)	(3,009,794)	(4,477,053)	(2,252,525)	(6,729,578)
Segment gross profit (loss) margin	6.5%	(1.7)%	1.8%	(7.6)%	1.3%

	For the year ended September 30, 2023
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Others	Consolidated
Revenues	$8,245,966	$4,276,147	$2,344,373	$14,866,486	$1,054,173	$15,920,659
Depreciation and amortization	(34,870)	(255,032)	(364,180)	(654,082)	(528,892)	(1,182,974)
Segment loss before tax	(400,588)	(2,494,836)	(148,679)	(3,044,103)	(4,072,129)	(7,116,232)
Segment gross profit (loss) margin	6.9%	2.2%	25.8%	8.5%	(12.5)%	7.2%

	For the year ended September 30, 2024
	Battery cells and packs segment	E-bicycle sales segment	Electronic control system and intelligent robots sales segment	Subtotal from operating segments	Others	Consolidated
Revenues	$16,318,839	$2,899,541	$1,401,783	$20,620,163	$514,262	$21,134,425
Depreciation and amortization	(3,758)	(55,126)	(457,332)	(516,216)	(433,849)	(950,065)
Segment income (loss) before tax	(2,919,258)	(1,276,645)	(266,483)	(4,462,386)	(4,440,855)	(8,903,241)
Segment gross profit (loss) margin	5.6%	0.7%	47.3%	7.7%	(16.9)%	7.1%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. SEGMENT REPORTING (CONTINUED)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2022, 2023 and 2024:

	Year Ended September 30,
	2022	2023	2024
Net revenues
Total revenue from reportable segments	$16,395,318	$14,866,486	$20,620,163
Other revenues	993,899	1,054,173	514,262
Consolidated net revenues	17,389,217	15,920,659	21,134,425

Income or loss
Total operating loss for reportable segments	(4,789,953)	(1,662,038)	(1,650,790)
Other income (loss) for reportable segments	312,900	(1,382,065)	(2,811,596)
Total loss for reportable segments	(4,477,053)	(3,044,103)	(4,462,386)

Unallocated amounts:
Other corporate expense	(2,252,525)	(4,072,129)	(4,440,855)
Consolidated loss from continuing operations before income tax expense	$(6,729,578)	$(7,116,232)	$(8,903,241)

23. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2023 and 2024, cash, cash equivalents and restricted cash balances in the PRC was $17,253,995 and $4,459,307 respectively, which were primarily deposited in financial institutions located in PRC, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($71,249). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in PRC which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2023 and 2024.

	As of September 30, 2023			As of September 30, 2024
Customer	Amount		% of Total	Amount	% of Total
A	$	*	*	$2,850,541	34%
B		566,209	15%	2,484,807	30%
C		*	*	948,763	11%
D		1,308,360	35%	*	*
Total		$1,874,569	50%	$6,284,111	75%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers as of September 30, 2023 and 2024.

	As of September 30, 2023		As of September 30, 2024
Customer	Amount	% of Total	Amount		% of Total
E	$536,032	14%	$	*	*

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the years ended September 30, 2022, 2023, and 2024.

	Year Ended September 30,
	2022		2023		2024
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
B	$2,045,462	12%	$4,216,099	27%	$6,467,334	31%
A	*	*	*	*	4,541,215	21%
F	*	*	*	*	2,506,825	12%
G	*	*	*	*	2,356,151	11%
D	*	*	2,148,896	14%	*	*
Total	$2,045,462	12%	$6,364,995	41%	$15,871,525	75%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2023 and 2024.

	As of September 30, 2023			As of September 30, 2024
Supplier	Amount		% of Total	Amount	% of Total
A	$	*	*	$621,837	59%
B		273,032	30%	121,550	12%
C		178,180	20%	*	*
D		123,355	14%	*	*
E		90,625	10%	*	*
Total		$665,192	74%	$743,387	71%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each third party that accounted for 10% or more of total advances to suppliers as of September 30, 2023 and 2024.

	As of September 30, 2023		As of September 30, 2024
Supplier	Amount	% of Total	Amount	% of Total
F	$3,754,783	20%	$5,479,056	32%
G	*	*	4,209,185	25%
H	*	*	3,938,938	23%
I	2,894,737	15%	*	*
J	2,192,982	12%	*	*
K	2,164,474	12%	*	*
Total	$11,006,976	59%	$13,627,179	80%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the years ended September 30, 2022, 2023, and 2024.

	Year Ended September 30,
	2022			2023			2024
Suppliers	Amount		% of Total	Amount		% of Total	Amount	% of Total
H	$	*	*	$	*	*	$4,320,180	23%
F		*	*		2,526,308	17%	4,112,854	22%
G		*	*		*	*	3,753,908	20%
L		*	*		1,884,765	13%	2,099,064	11%
M		*	*		2,179,826	15%	*	*
N		2,188,426	10%		*	*	*	*
Total		$2,188,426	10%		$6,590,899	45%	$14,286,006	76%

*	The percentage is below 10%

24. SUBSEQUENT EVENTS

On April 29, 2024, the Company was named as defendant in a lawsuit in the Supreme Court for the State of New York by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023. On October 29, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) and certain Side Letter Agreements (the “Side Letter Agreements”) with the Plaintiffs, which resolved and settled the above referenced lawsuit between the Company and Plaintiffs. (Please refer to Note (20) for further information.)

From October 30, 2024 to January 7, 2025, 3,000,000 exchange warrants from the September 2023 Offering were further exercised via cashless option by the investors for 3,000,000 ordinary shares of the Company.

On December 30, 2024, the Company received notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.04 per share (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has a compliance period of one hundred eighty (180) calendar days, or until June 30, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. In the event the Company does not regain compliance by June 30, 2025, the Company may be eligible for an additional 180 calendar day grace period. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company performed an evaluation of subsequent events through January 17, 2025, which was the date of the issuance of the CFS, and determined there were no other events that would have required adjustment or disclosure in the CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the Parent Company.

Condensed Balance Sheets

	As of September 30,
	2023	2024

ASSETS
Cash and cash equivalents	$8,941,225	$5,780
Amount due from inter-companies, current	57,962,509	65,713,910
TOTAL ASSETS	66,903,734	65,719,690
	-
LIABILITIES
Deficit of investment in subsidiaries	2,192,132	6,029,363
Accrued expenses and other payables	1,319,130	1,123,038
TOTAL LIABILITIES	3,511,262	7,152,401

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of $0.04 per share; 12,500,000 shares and 100,000,000 shares authorized as of September 30, 2023 and 2024; 2,552,576 and 2,675,172 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	102,103	107,007
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	81,801,967	82,176,550
Accumulated deficit	(14,437,085)	(21,721,877)
Accumulated other comprehensive loss	(4,066,713)	(1,986,591)
Total shareholders’ equity	63,392,472	58,567,289
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	66,903,734	65,719,690

*	The shares data are presented on a retroactive basis to reflect the 40 to 1 reverse share split (Note 20).

Condensed Statements of operations

	Year Ended September 30,
	2022	2023	2024

Operating expenses:
General and administrative expenses	$(1,449,339)	$(2,252,709)	$(1,502,523)
Loss from operations	(1,449,339)	(2,252,709)	(1,502,523)
Share of loss in subsidiaries	(5,014,132)	(4,529,969)	(5,904,310)
Other income (expense), net	(327)	(408)	122,041
Loss before income tax expenses	(6,463,798)	(6,783,086)	(7,284,792)
Income tax expense	-	-	-
Net loss	(6,463,798)	(6,783,086)	(7,284,792)

Condensed Statements of Cash Flows

	Year Ended September 30,
	2022	2023	2024
Net cash used in operating activities	$132,326	$6,720,013	$(437,396)
Net cash used in investing activities	(8,308,200)	(30,873,549)	(7,738,360)
Net cash provided by financing activities	8,000,000	33,092,541	(759,689)
Net cash inflow	(175,874)	8,939,005	(8,935,445)