Form 20-F
period 2025-09-30
EZGO Technologies Ltd.
filed 2025-12-30
CIK 1806904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares, no par value	EZGO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2025 is: 18,300,706 ordinary shares, par value $US0.04 per share (the “Ordinary Shares”) (This amount does not give effect to the 1-for-25 reverse share split that became effective on November 21, 2025 or the change in par value of the Ordinary Shares that was effective on 10 November 2025).

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

EZGO TECHNOLOGIES LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “EZGO” refers to EZGO Technologies Ltd., a British Virgin Islands business company; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, unless the context otherwise indicates.

Prior to 2025, certain operations were conducted through a variable interest entity (“VIE”), Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly Jiangsu Baozhe Electric Technologies Co., Ltd.), a PRC company. As used throughout this annual report, “VIE Agreements” refers to the contractual arrangements among the Company’s wholly foreign-owned enterprise, the variable interest entity and its equity holders that provided the Company with control over the operations and economic benefits of the variable interest entity without direct equity ownership. In 2025, EZGO materially changed its corporate structure and the board approved the disposal of the VIE and its subsidiaries on March 30, 2025, and the contractual arrangements comprising the VIE structure were formally terminated by a termination agreement between Changzhou EZGO, the VIE and the VIE shareholders on September 25, 2025. As of the date of this annual report, EZGO no longer employs a VIE structure and controls its operating subsidiaries through equity ownership.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this annual report. All references to “Renminbi” or “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States of America (the “United States”). We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2025, the middle price of RMB exchange rate announced by the People’s Bank of China was RMB7.1190 to $1.00.

Investing in EZGO’s securities is highly speculative and involves a significant degree of risk. EZGO is not an operating company established in the PRC, but a holding company incorporated in the British Virgin Islands, or the BVI. As a holding company with no material operations of its own, EZGO conducts part of its operations through its subsidiaries. Previously, EZGO conducted a portion of its operations in China through a variable interest entity (VIE) structure, in which it held no equity interest but obtained control and economic benefits via contractual arrangements that have not been tested in a court of law. EZGO materially changed its corporate structure and the board approved the disposal of the VIE and its subsidiaries on March 30, 2025, and the contractual arrangements comprising the VIE structure were formally terminated by a termination agreement between Changzhou EZGO, the VIE and the VIE shareholders on September 25, 2025.

As a result of the contractual arrangements previously in place, EZGO and its subsidiaries were historically treated as the primary beneficiary of the VIE for accounting purposes, and the VIE was consolidated into our financial statements as a PRC consolidated entity under U.S. generally accepted accounting principles (“U.S. GAAP”). However, following the Board-approved disposal of the VIE and its subsidiaries on March 30, 2025 and the formal termination of all VIE Agreements on September 25, 2025, we no longer consolidate the financial results of the VIE or any of its subsidiaries. Neither we nor EZGO’s shareholders ever held any equity ownership in, direct foreign investment in, or control through such ownership in the VIE, and the contractual arrangements that previously provided us with control had not been tested in a court of law in PRC. As a result of the termination and disposal of the VIE structure, EZGO’s shareholders now hold equity interests solely in EZGO, the BVI holding company, which conducts its current operations exclusively through its subsidiaries.

EZGO’s shareholders hold equity interests only in EZGO, the BVI holding company, and not in our PRC subsidiaries that conduct our operations in China. As with other companies operating through foreign-owned subsidiaries in the PRC, changes in PRC laws or regulatory actions affecting foreign investment or the operations of our PRC subsidiaries could result in a material change in our business, financial condition, or results of operations. Such regulatory developments could also materially affect the value of the securities we have registered for sale. For a description of our corporate structure, see “Item 4. Information on the Company - C. Organizational Structure” in this annual report. See also “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure” beginning on page 49 for certain risks related to the contractual arrangements with the VIE.

In addition, as EZGO conducts substantially all of its operations in China through its subsidiaries in China, it is subject to legal and operational risks associated with having substantially all of its operations in China, which risks could result in a material change in its operations and/or the value of the securities EZGO is registering for sale or could significantly limit or completely hinder its ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that as of the date of this annual report, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and EZGO’s business operations through its subsidiaries in China do not involve large-scale collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As further advised by our PRC counsel, as of the date of this annual report, except for CSRC filing procedures, no other relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas securities offering plans, nor has our company or any of received any inquiry, notice, warning or sanctions regarding our offering of securities from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what potential impact such modified or new laws and regulations will have on the daily business operations, or ability to accept foreign investments and list on a U.S. or other foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our Company or any of its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S. Any future Chinese, U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through its subsidiaries in China and results of operations. See “Risk Factors - Risks Related to Doing Business in China” beginning on page 24 of this annual report for a detailed description of various risks related to doing business in China.

Our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which AHFCAA, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and that as a result an exchange may determine to delist its securities.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 2, 2021, the U.S. Securities and Exchange Commission (“SEC”) adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC has begun to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong and has made plans to resume regular inspections since early 2023, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of this annual report, our current auditor, HTL International, LLC, has not been inspected by the PCAOB, but is subject to PCAOB inspection. Our former auditor, Wei, Wei & Co., LLP has been inspected by the PCAOB on a regular basis, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in the PRC — EZGO’s Ordinary Shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to adequately inspect our auditors. The delisting of EZGO’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s Ordinary Shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s Ordinary Shares could be prohibited from trading and delisted after two years instead of three” on page 40

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC (“PRC domestic companies”) and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. As for subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities, which requires a company, such as ours, to file with the CSRC. When securities are issued through a phased distribution method within the authorized scope, the company shall file with the CSRC within three working days after the completion of the first issuance, stating the total number of securities to be issued. After all subsequent issuances are completed, the company shall submit a consolidated report on the issuance situation to the CSRC. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

As a holding company, EZGO relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to EZGO. To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our PRC subsidiaries have ever issued any dividends or distributions to EZGO or its shareholders outside of China. Furthermore, as of the date of this annual report, neither EZGO nor any of its subsidiaries have ever paid dividends or made distributions to U.S. investors. EZGO is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on EZGO’s ability to make capital contributions to its PRC subsidiaries. However, our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount as recorded in the Foreign Investment Comprehensive Management Information System and their respective registered capital or 2.5 times of their net worth. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by EZGO to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. EZGO intends to retain most, if not all, of its available funds and any future earnings for the development and growth of its business in China. EZGO does not expect to pay dividends or distribute earnings in the foreseeable future.

Under existing PRC foreign exchange regulations, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends or make distributions in foreign currencies to our shareholders, including holders of EZGO’s Ordinary Shares. In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ business, which could result in a material and adverse effect on EZGO’s operations through its subsidiaries in China. See risks disclosed under “Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 32, “Risk Factors— Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on page 33 and Risk Factors— Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could could materially adversely affect EZGO’s operations through its subsidiaries in China.” on page 35 of this annual report.

Prior to the termination of the VIE Agreements on September 25, 2025, transfers have occurred between EZGO, its subsidiaries, and the VIE. Prior to the completion of EZGO’s initial public offering in January 2021, the sources of funds of the VIE and its subsidiaries primarily consisted of shareholders capital injection and cash generated from operations.

After the completion of our initial public offering, our holding company EZGO transferred funds through a shareholder loan to EZGO’s wholly-owned subsidiary, China EZGO Group Ltd. (“EZGO HK”). EZGO HK transferred funds through an increase in the registered capital to EZGO HK’s subsidiary, EZGO Technologies Group Co., Ltd. (“Changzhou EZGO”). EZGO and Changzhou EZGO provided loans to the VIE, subject to statutory limits and restrictions.

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

For the fiscal year ended September 30, 2024, EZGO provided an interest-free loan of US$3,378,947 to Changzhou EZGO; and EZGO HK injected registered capital of US$7,000,000 into Changzhou EZGO; Changzhou EZGO provided loans of US$2,094,692 to its wholly-owned subsidiaries. As of September 30, 2024, Changzhou EZGO had US$15,500,819 of receivables from its wholly-owned subsidiaries and US$1,769,990 of payables due to the VIE and its subsidiaries

For the fiscal year ended September 30, 2025, EZGO did not provided interest-free loan to Changzhou EZGO; and EZGO HK injected registered capital of US$23,000,000 into Changzhou EZGO; Changzhou EZGO provided loans of US$4,702,957 to its wholly-owned subsidiaries. As of September 30, 2025, Changzhou EZGO had US$20,231,892 of receivables from its wholly-owned subsidiaries and US$2,499,461 of payables due to Jiangsu EZGO and its subsidiaries.

The details of loans provided by Changzhou EZGO as of September 30, 2025 are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 8, 2021	April 6, 2026	$3,511,729	5%
June 11, 2021	June 10, 2026	46,355	5%
June 22, 2021	June 21, 2026	2,060,683	5%
October 14, 2021	August 13, 2026	3,511,729	Chinese Loan Prime Rate (LPR)+0.25%
Total		$9,130,496

For details of the transfers between EZGO, its subsidiaries, and the VIE, see “Item 3. Key Information - Transfer of Cash through Our Organization.” For details of VIE’s financial information, see “Item 3. Key Information - VIE Financial Information” for the condensed consolidating schedule and pages 14 to 18 of this annual report.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB3,617,662 and cash in USD in the amount of US$8,296 as of September 30, 2025. Funds are transferred between EZGO, its subsidiaries and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision) (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to that the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between EZGO, our subsidiaries, and the VIE.

Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in mainland China or Hong Kong from leaving, could restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us and our subsidiaries, see “Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively,” “Risk Factors—Risks Related to Doing Business in China— PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any financing we raise, including any offerings made pursuant to this annual report to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business,” and “Risk Factors—Risks Related to Doing Business in China—The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through its subsidiaries in China.”

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

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China - EZGO’s Ordinary Shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to adequately inspect our auditors. The delisting of EZGO’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s Ordinary Shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s Ordinary Shares could be prohibited from trading and delisted after two years instead of three” on page 40.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3. Key Information - D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Contractual Arrangements and Corporate Structure

EZGO is a holding company incorporated in the BVI on January 24, 2019, with operating subsidiaries and with substantially all of its operations and assets located in the PRC. As a holding company with no material operations of its own, EZGO conducts its business in China through its subsidiaries. EZGO’s wholly-owned subsidiary, EZGO HK, formerly known as Hong Kong JKC Group Co., Limited, was incorporated in Hong Kong on February 13, 2019. EZGO HK currently holds 95.24%    of the capital stock of our WFOE, which was incorporated in China on June 12, 2019, and 100% of Changzhou Langyi Electronic Technologies Co., Ltd., which was incorporated in China on August 6, 2021.

Current Corporate Structure

Following the termination of the VIE Agreements, EZGO’s operations are carried out entirely through its subsidiaries in China. EZGO HK currently holds 95.24% of the equity interests in Changzhou EZGO and 100% of Changzhou Langyi. Changzhou EZGO holds equity interests in a number of PRC subsidiaries engaged in the manufacturing and sale of battery packs, intelligent devices, and other IoT-related products and services. An organizational chart of our corporate structure is set forth below in this annual report.

Although the VIE Agreements have been terminated and the VIE structure is no longer used in our operations, a historical description of the VIE and related risks remains relevant to understanding the development of our business, prior operational structure, and the basis for our financial reporting in earlier periods.

Historical VIE Structure

Prior to September 2025, a significant portion of EZGO’s business operations in China was conducted through the VIEs and its subsidiaries. Changzhou EZGO had obtained the contractual rights to determine the most significant economic activities of the VIE and to receive the majority of the economic benefits of the VIE through a series of VIE Agreements. As a result of such arrangements, EZGO and its subsidiaries were considered the primary beneficiary of the VIE for accounting purposes and consolidated the financial results of the VIE and its subsidiaries under U.S. GAAP. Neither EZGO nor its shareholders owned any equity interest in, direct foreign investment in, or control through such ownership of the VIE. Shareholders held only an equity interest in EZGO, the BVI holding company. These contractual arrangements had not been tested in a court of law in the PRC.

Through the VIE and its subsidiaries, EZGO historically (i) designed, manufactured, rented and sold e-bicycles and e-tricycles; and (ii) sold, franchised and operated smart charging piles for e-bicycles and other electronic devices. EZGO also operated an IoT-based platform and engaged in the business of battery pack sales, electronic control systems, and intelligent robots through both VIE and non-VIE subsidiaries in China. The e-bicycles sold by the VIE were models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (the “New National Standards for Electric Bicycles”), and neither EZGO, Changzhou EZGO, the VIE nor any subsidiary produced any non-new-standards e-bicycles.

Termination of the VIE Agreements

On September 25, 2025, EZGO terminated the VIE Agreements due to declined sales of e-bicycles. As a result, EZGO no longer conducts business operations through the VIE structure. Following the termination, EZGO continues to operate its business in China solely through Changzhou EZGO, Changzhou Langyi, and its other non-VIE subsidiaries.

EZGO TECHNOLOGIES LTD
(INCORPORATED IN BVI)
100%
CHINA EZGO GROUP LTD
(INCORPORATED IN HONG KONG )
Off Shore
On Shore
100%
95.2381%
CHANGZHOU LANGYI ELECTRONIC TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
EZGO TECHNOLOGIES GROUP LTD
(INCORPORATED IN CHINA )
100%
100%
100%
100%
100%
JIANGSU EZGO ENERGY SUPPLY CHAIN TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
SICHUAN EZGO ENERGY TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
JIANGSU EZGO NEW ENERGY TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
TIANJIN EZGO ELECTRIC TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
CHANGZHOU YOUDI ELECTRIC BICYCLE CO LTD
(INCORPORATED IN CHINA )
100%
CHANGZHOU SIXUN TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
60%
CHANGZHOU HIGGS INTELLIGENT TECHNOLOGIES CO LTD
(INCORPORATED IN CHINA )
100%
CHANGZHOU Zhuyun Technologies Co., Ltd
(INCORPORATED IN CHINA )

Subsidiaries of the Company

China EZGO Group Ltd, a company formed in Hong Kong, is wholly owned by the Company.

Changzhou Langyi Electronic Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by China EZGO Group Ltd.

EZGO Technologies Group Ltd, a company formed in the People’s Republic of China, is 95.2381% owned by China EZGO Group Ltd.

Jiangsu EZGO Energy Supply Chain Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by EZGO Technologies Group Ltd.

Sichuan EZGO Energy Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by EZGO Technologies Group Ltd.

Jiangsu EZGO New Energy Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by EZGO Technologies Group Ltd.

Tianjin EZGO Electric Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by EZGO Technologies Group Ltd.

Changzhou Youdi Electric Bicycle Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by EZGO Technologies Group Ltd.

Changzhou Sixun Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by Jiangsu EZGO New Energy Technologies Co., Ltd.

Changzhou Higgs Intelligent Technologies Co., Ltd., a company formed in the People’s Republic of China, is 60% owned by Changzhou Sixun Technologies Co., Ltd.

Changzhou Zhuyun Technologies Co., Ltd., a company formed in the People’s Republic of China, is wholly owned by Changzhou Higgs Intelligent Technologies Co., Ltd.

Contractual Arrangements with the VIE and Its Shareholders and the Termination thereof

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operations through the VIE Agreements. Changzhou EZGO, the VIE and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide Changzhou EZGO with contractual rights, and obligations, including certain control rights and the rights in the assets, property and revenue of the VIE, to (i) determine the most significant economic activities of the VIE, (ii) receive the majority of the economic benefits of the VIE, most importantly the ability to consolidate the financial statements of the VIE with the financial statements of our holding company, EZGO under U.S. GAAP, for which we are the primary beneficiary of the VIE for accounting purposes, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the VIE when and to the extent permitted by PRC law. However, The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries, and the enforceability of the VIE Agreements has not been tested in a court of law, and the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, or could disallow the VIE Agreements, which would likely result in a material change in EZGO’s operations through the VIE and its subsidiaries in China and/or a material change in the value of the securities we have registered for sale, including that it could cause the value of EZGO’s securities could to significantly decline or become worthless. Specifically, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a BVI holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Changzhou EZGO with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries and part of our revenues are generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on EZGO’s operations through the VIE and its subsidiaries in China and result in the value of its securities diminishing substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” on page 49.

As a result of our direct ownership in Changzhou EZGO and the VIE Agreements, we are regarded as the primary beneficiary of Jiangsu EZGO, and we treat the VIE as our consolidated variable interest entity under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of the VIE up to September 25, 2025, and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019 (the “VIE Loan Agreement”), Changzhou EZGO agrees to provide the VIE with loans of different amounts at an annual interest rate of 24% according to the VIE’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, the VIE may not prepay any loan without the written consent of Changzhou EZGO while in case of certain circumstances, the VIE must repay the loan in advance upon Changzhou EZGO’ written request.

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

Through the current contractual arrangements, we have established a contractual relationship with all equity holders of the VIE. Pursuant to these agreements, all equity holders of the VIE have irrevocably authorized Changzhou EZGO to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in the VIE to Changzhou EZGO as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of the VIE may have potential conflicts of interest with us and may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. Any failure by the VIE or equity holders of the VIE to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on EZGO’s business through the VIE and its subsidiaries in China and financial condition. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure” on page 49.

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

On March 30, 2025, the Board of Directors of the Company approved the disposal of the VIE and its subsidiaries due to the declining performance of sales of e-bicycle business. The VIE and subsidiaries mainly operated in sales of e-bicycles business in PRC. The disposal of the sales of e-bicycles business represented strategic shifts of the Company that had a major impact on the Company’s financial results, and met the held-for-sale criteria, which trigger discontinued operations accounting in accordance with ASC 205-20-45.

On September 25, 2025, WFOE, the VIE, and shareholders of the VIE entered into a termination agreement  and terminated the VIE Agreements. As of the date of this annual report, the Company does not have a VIE structure.

VIE Financial Information

The Group previously conducted rental business operations through a VIE’s subsidiary in the PRC. In connection with the Group’s decision to discontinue its e-bicycle business conducted through the VIE structure, the Group has determined to terminate the VIE Agreements with Jiangsu EZGO and its subsidiaries, which was approved by the Board of Directors of the Group on March 30, 2025. On September 25, 2025, Changzhou EZGO, Jiangsu EZGO, and the shareholders of Jiangsu EZGO entered into a termination agreement pursuant to which the VIE Agreements were terminated. As a result, the Group ceased to be the primary beneficiary of the VIE and no longer consolidated the VIE and its subsidiaries as of that date. The termination of the VIE structure and the related discontinuation of the e-bicycle business represented a strategic shift that had a major effect on the Group’s operations and financial results and, accordingly, the historical financial results of the e-bicycle business were classified as discontinued operations in accordance with ASC 205-20.

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended September 30, 2023, 2024 and 2025, and selected balance sheet information as of September 30, 2023, 2024 and 2025 showing financial information for the parent company - EZGO, non-VIE subsidiaries, Changzhou EZGO, the VIE and VIE’s subsidiaries (i.e. through the date of termination), eliminating entries and consolidated information (dollars in thousands). The consolidated column represents a mechanical aggregation of the components shown and does not correspond to the consolidated amounts presented in the consolidated financial statements. See also Note 1 to the consolidated financial statements.

●	“parent” refers to EZGO Technologies Ltd., a BVI business company;

●	“non-VIE subsidiaries” refer to the sum of (i) China EZGO Group Ltd., our wholly-owned Hong Kong subsidiary; (ii) Changzhou Langyi Electronic Technology Co., Ltd. a wholly-owned PRC subsidiary; (iii) Jiangsu EZGO Energy Supply Chain Technology Co., Ltd.; (iv) Jiangsu EZGO New Energy Technologies Co., Ltd.; (v) Sichuan EZGO Energy Technologies Co., Ltd.; (vi) Tianjin EZGO Electric Technologies Co., Ltd.; (vii) Changzhou Youdi Electric Bicycle Co., Ltd.; (viii) Changzhou Sixun Technologies Co., Ltd.; (ix) Changzhou Higgs Intelligent Technologies Co., Ltd.; and (x) Changzhou Zhuyun Technologies Co., Ltd.

●	EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai Enterprise Management Co., Ltd., “Changzhou EZGO”), of which 95.25% of the equity interests are owned by China EZGO Group Ltd.;

●	“VIE and its subsidiaries” refer to the sum of (i) Jiangsu EZGO Electronic Technologies, Co., Ltd., (ii) Changzhou Hengmao Power Battery Technology Co., Ltd., (iii) Changzhou Yizhiying IoT Technologies Co., Ltd., and (iv) Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd., which were consolidated through September 25, 2025 and deconsolidated thereafter;

●	“VIE” refers to Jiangsu EZGO Electronic Technologies, Co., Ltd., which was consolidated through September 25, 2025 and deconsolidated thereafter.

Consolidated Statements of Operations Information

	For the fiscal year ended September 30, 2025
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated
Net revenues	$-	$3,849,454	$16,636,613	$2,239,090	$-	$22,725,157
Cost of revenues	-	(2,964,727)	(16,186,530)	(2,193,053)	-	(21,344,310)
Gross profit	-	884,727	450,083	46,037	-	1,380,847
Operating expenses	(1,054,266)	(2,968,403)	(667,375)	(339,983)	-	(5,030,027)
Loss from operations	(1,054,266)	(2,083,676)	(217,292)	(293,946)	-	(3,649,180)
Share of (loss) income from subsidiaries	(7,638,111)	(5,733,847)	277,145	-	13,094,813	-
Other income (loss), net	7	(56,409)	(4,950,387)	556,421	-	(4,450,368)
(Loss) income before income tax benefit (expense)	(8,692,370)	(7,873,932)	(4,890,534)	262,475	13,094,813	(8,099,548)
Income tax benefit (expense)	-	(208,696)	(814,261)	-	-	(1,022,957)
Share of losses of equity method investments	-	(44,506)	(29,052)	(82,632)	-	(156,190)
Net (loss) income	(8,692,370)	(8,127,134)	(5,733,847)	179,843	13,094,813	(9,278,695)
Less: net loss attributable to non-controlling interests	-	(489,023)	-	(97,302)	-	(586,325)
Net (loss) income attributable to EZGO’s shareholders	(8,692,370)	(7,638,111)	(5,733,847)	277,145	13,094,813	(8,692,370)

	For the fiscal year ended September 30, 2024
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Net revenues	$-	$4,863,027	$13,359,133	$2,912,265	$-	$21,134,425
Cost of revenues	-	(3,684,292)	(12,841,630)	(3,099,220)	-	(19,625,142)
Gross profit	-	1,178,735	517,503	(186,955)	-	1,509,283
Operating expenses	(1,502,523)	(1,628,229)	(898,986)	(1,696,616)	-	(5,726,354)
Loss from operations	(1,502,523)	(449,494)	(381,483)	(1,883,571)	-	(4,217,071)
Share of loss from subsidiaries	(5,904,310)	(4,109,002)	(2,243,597)	-	12,256,909	-
Other income (expense), net	122,041	(1,581,894)	(2,253,741)	(972,576)	-	(4,686,170)
Loss before income tax expenses (benefit)	(7,284,792)	(6,140,390)	(4,878,821)	(2,856,147)	12,256,909	(8,903,241)
Net loss	(7,284,792)	(6,082,439)	(4,109,002)	(2,866,472)	12,256,909	(8,085,796)
Less: net loss attributable to non-controlling interests	-	(178,129)	-	(622,875)	-	(801,004)
Net loss attributable to EZGO’s shareholders	(7,284,792)	(5,904,310)	(4,109,002)	(2,243,597)	12,256,909	(7,284,792)

	For the fiscal year ended September 30, 2023
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Net revenues	$-	$4,792,821	$5,852,450	$6,757,558	$(1,482,170)	$15,920,659
Cost of revenues	-	(4,066,673)	(5,544,860)	(6,651,897)	1,482,170	(14,781,260)
Gross profit	-	726,148	307,590	105,661	-	1,139,399
Operating expenses	(2,252,709)	(1,059,040)	(908,775)	(1,710,953)	-	(5,931,477)
Loss from operations	(2,252,709)	(332,892)	(601,185)	(1,605,292)	-	(4,792,078)
Share of loss from subsidiaries	(206,966)	(205,147)	-	-	412,113	-
Other income (expense), net	(408)	47,720	654,230	(2,180,789)	(844,907)	(2,324,154)
Loss before income tax expenses (benefit)	(2,460,083)	(490,319)	53,045	(3,786,081)	(432,794)	(7,116,232)
Net loss	(2,460,083)	(523,744)	(42,100)	(3,799,592)	(432,794)	(7,258,313)
Less: net loss attributable to non-controlling interests	-	(153,737)	-	(321,490)	-	(475,227)
Net loss attributable to EZGO’s shareholders	(2,460,083)	(370,007)	(42,100)	(3,478,102)	(432,794)	(6,783,086)

Condensed Consolidated Balance Sheets Information

	As of September 30, 2025
		Non-VIE	Changzhou	VIE and its
	Parent	subsidiaries	EZGO	subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$24,366,787	$-	$-	$-	$(24,366,787)	$-
Amounts due from Non-VIE and its subsidiaries	8,080,448	-	20,897,661	-	(28,978,109)	-
Amounts due from Changzhou EZGO	32,828,571	663,831	-	-	(33,492,402)	-
Current assets	65,284,900	10,940,951	47,611,551	-	(86,286,659)	37,550,743
Amounts due to VIE and its subsidiaries	-	47	2,499,461	-	(2,499,508)	-
Amounts due to Changzhou EZGO	-	(20,897,661)	-	-	20,897,661	-
Amounts due to non-VIE and its subsidiaries	-	-	(663,831)	-	663,831	-
Amounts due to EZGO	-	(32,447,235)	(32,828,571)	-	65,275,806	-
Working capital (deficit)	63,803,628	(46,065,600)	8,626,770	-	(495,987)	25,868,811
Investment in non-VIE subsidiaries	-	-	5,691,811	-	(5,691,811)	-
Assets	65,284,900	74,172,406	60,291,938	-	(130,689,566)	69,059,678

	As of September 30, 2024
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$24,635,125	$-	$-	$-	$(24,635,125)	$-
Amounts due from VIE and its subsidiaries	-	-	9,575,923	-	(9,575,923)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amounts due from Non-VIE and its subsidiaries	8,371,538	-	16,194,733	-	(24,566,271)	-
Amounts due from Changzhou EZGO	32,707,247	691,948	-	11,345,913	(44,745,108)	-
Current assets	65,719,690	(8,960,931)	53,349,617	17,946,055	(86,650,772)	41,403,659
Amounts due to VIE and its subsidiaries	-	-	(11,345,913)	-	11,345,913	-
Amounts due to Changzhou EZGO	-	(16,194,733)	-	(9,575,923)	25,770,656	-
Amounts due to non-VIE and its subsidiaries	-	-	(691,948)	-	691,948	-
Service fee payable to Changzhou EZGO	-	-	-	(116,190)	116,190	-
Amounts due to EZGO	-	(33,006,663)	(32,707,247)	-	65,713,910	-
Working capital (deficit)	64,709,137	(44,026,860)	3,101,722	10,923,332	(10,195,518)	24,511,813
Investment in non-VIE subsidiaries	-	-	5,774,054	-	(5,774,054)	-
Assets	65,719,690	39,619,722	70,278,357	19,548,669	(109,806,775)	85,359,663

	As of September 30, 2023
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Amounts due from a subsidiary of EZGO	$16,132,200	$-	$-	$-	$(16,132,200)	$-
Prepaid on behalf of VIE	2,940,601	-	-	-	(2,940,601)	-
Amounts due from VIE and its subsidiaries	-	12,061,404	-	-	(12,061,404)	-
Service fee receivable from VIE	-	-	116,190	-	(116,190)	-
Amounts due from non-VIE subsidiaries	9,574,449	-	102,873,896	15,971,826	(128,420,171)	-
Amounts due from Changzhou EZGO	29,328,300	16,107,637	-	-	(45,435,937)	-
Amounts due from EZGO	-	-	-	1,240,629	(1,240,629)	-
Current assets	66,903,734	2,700,294	36,136,611	25,321,902	(85,148,253)	45,914,288
Amounts due to VIE and its subsidiaries	(1,240,629)	(15,971,826)	-	-	17,212,455	-
Amounts due to Changzhou EZGO	-	(102,873,896)	-	-	102,873,896	-
Service fee payable to WFOE	-	-	-	(116,190)	116,190	-
Amounts due to non-VIE and its subsidiaries	-	-	(16,107,637)	(12,061,404)	28,169,041	-
Amounts due to EZGO	-	(25,706,649)	(29,328,300)	(2,940,601)	57,975,550	-
Working capital	65,723,174	(21,683,899)	(10,530,672)	14,623,762	(13,257,034)	34,875,331
Investment in non-VIE subsidiaries	-	14,237,988	-	-	(14,237,988)	-
Assets	66,903,734	36,087,012	53,581,072	28,372,723	(103,037,022)	81,907,519

Consolidated Cash Flows Information

	For the fiscal year ended September 30, 2025
		Non-VIE	Changzhou	VIE and its
	Parent	subsidiaries	EZGO	subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$(99,067)	$9,095,891	$(15,108,551)	$3,927,147	$(22,389)	$(2,206,969)
Collection of loans to VIE and its subsidiaries	-	-	-	-	-	-
Amounts due from non-VIE subsidiaries	(559,428)	-	4,702,928	(47)	(4,143,453)	-
Amounts due from Changzhou EZGO	121,324	(28,117)	-	(4,153,261)	4,060,054	-
Purchase of long-term investments	-	-	-	(3,009)	-	(3,009)
Net cash inflow from disposal of a subsidiary	-	-	(22,099)	206,586	-	184,487
Proceed from redemption of a short-term investment	-	1,573,650	-	-	-	1,573,650
Others(1)	-	(3,307,554)	(1,942,656)	(686)	-	(5,250,896)
Total cash (used in) provided by investing activities	(438,104)	(1,762,021)	2,738,173	(3,950,417)	(83,399)	(3,495,768)
Amounts due to EZGO	-	559,428	(121,324)	-	(438,104)	-
Amounts due to non-VIE subsidiaries	-	-	28,117	-	(28,117)	-
Amounts due to Changzhou EZGO	-	(4,702,928)	-	-	4,702,928	-
Amounts due to VIE and its subsidiaries	-	47	4,153,261	-	(4,153,308)	-
Equity issuance by subsidiary to non-controlling interest	-	(2,300,000)	5,300,000	-	-	3,000,000
Repayments of short-term borrowings	-	(1,885,615)	(3,161,179)	-	-	(5,046,794)
Others(2)	540,000	-	3,295,347	(8,344)	-	3,827,003
Total cash provided by (used in) financing activities	540,000	(8,329,068)	9,494,222	(8,344)	83,399	1,780,209
Effect of exchange rate changes	-	-	(18,238)	(1,203)	-	(19,441)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,829	(995,198)	(2,894,394)	(32,817)	(22,389)	(3,941,969)

	For the year September 30, 2024
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$(437,396)	$2,675,835	$97,013	$(582,781)	$(12,061,404)	$(10,308,733)
Collection of loans to VIE and its subsidiaries	2,940,601	-	(9,575,923)	-	6,635,322	-
Amounts due from EZGO	-	-	-	1,240,629	(1,240,629)	-
Amounts due from non-VIE subsidiaries	(7,300,014)	-	(2,094,692)	15,971,826	(6,577,120)	-
Loans to Changzhou EZGO	(3,378,947)	15,415,689	-	(11,345,913)	(690,829)	-
Purchase of long-term investments	-	(3,996,882)	-	(2,915)	-	(3,999,797)
Net cash inflow from disposal of a subsidiary	-	-	-	861,291	-	861,291
Purchase of a short-term investment	-	(1,557,104)	-	-	-	(1,557,104)
Invest in subsidiary		(7,000,000)	-	-	7,000,000	-
Others(1)	-	(7,653,540)	961,926	144,703	-	(6,546,911)
Total cash (used in) provided by investing activities	(7,738,360)	(4,791,837)	(10,708,689)	6,869,621	5,126,744	(11,242,521)
Amounts due to EZGO	-	7,300,014	3,378,947	(2,940,601)	(7,738,360)	-
Amounts due to non-VIE subsidiaries	-	-	(15,415,689)	-	15,415,689	-
Amounts due to Changzhou EZGO	-	2,094,692	-	(2,485,481)	390,789	-
Amounts due to VIE and its subsidiaries	(1,240,629)	(15,971,826)	11,345,913	-	5,866,542	-
Contribution from a shareholder	-	-	7,000,000	-	(7,000,000)	-
Proceeds from short-term borrowings	-	1,887,761	3,747,762	-	-	5,635,523
Repayments of short-term borrowings	-	-	(1,318,657)	(277,612)	-	(1,596,269)
Proceeds from long-term borrowings	-	3,443,777	-	-	-	3,443,777
Others(2)	480,940	-	1,277,015	(608,758)	-	1,149,197
Total cash (used in) provided by financing activities	(759,689)	(1,245,582)	10,015,291	(6,312,452)	6,934,660	8,632,228
Effect of exchange rate changes	-	-	124,338	-	-	124,338
Net decrease in cash, cash equivalents and restricted cash	(8,935,445)	(3,361,584)	(472,047)	(25,612)	-	(12,794,688)

	For the year September 30, 2023
	Parent	Non-VIE subsidiaries	Changzhou EZGO	VIE and its subsidiaries	Eliminations	Consolidated

Total cash (used in) provided by operating activities	$6,720,013	$(7,313,523)	$(7,644,249)	$6,346,133	$-	$(1,891,626)
Loans to VIE and its subsidiaries	-	(3,796)	313,236	-	(309,440)	-
Amounts due from EZGO	-	-	-	(823,491)	823,491	-
Amounts due from non-VIE subsidiaries	(9,149,944)	-	(8,126,807)	(610)	17,277,361	-
Loans to Changzhou EZGO	(21,723,605)	-	-	(8,865,949)	30,589,554	-
Net cash outflow due to acquisition of Changzhou Sixun	-	(572,296)	-	-	-	(572,296)
Net cash inflow from disposal of a subsidiary	-	-	-	5,089,321	-	5,089,321
Purchase of long-term investments	-	-	(10,687,851)	(1,425,574)	-	(12,113,425)
Prepayment for intent long-term investment	-	-	(2,835,552)	-	-	(2,835,552)
Cash paid for advances on customized equipment purchases		(7,221,017)				(7,221,017)
Others(1)	-	(3,564,461)	-	28,314	-	(3,536,147)
Total cash used in provided by investing activities	(30,873,549)	(11,361,570)	(21,336,974)	(5,997,989)	48,380,966	(21,189,116)
Loans from EZGO	-	9,149,944	21,723,605	-	(30,873,549)	-
Loans from Changzhou EZGO	-	-	-	(309,440)	309,440	-
Amounts due to Changzhou EZGO	-	8,126,807	-	-	(8,126,807)	-
Amounts due to VIE and its subsidiaries	823,491	610	8,865,949	-	(9,690,050)	-
Cash receipts from equity issuance, net of issuance cost	31,848,983	-	-	-	-	31,848,983
Proceeds from short-term borrowings	-	-	751,422	283,555	-	1,034,977
Repayments of short-term borrowings	-	-	-	(2,835,552)	-	(2,835,552)
Proceeds from long-term borrowings	-	4,536,883	-	-	-	4,536,883
Others(2)	420,067	-	-	1,164,549	-	1,584,616
Total cash provided by (used in) financing activities	33,092,541	21,814,244	31,340,976	(1,696,888)	(48,380,966)	36,169,907
Effect of exchange rate changes	-	(309,440)	-	61,052	-	(248,388)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,939,005	2,829,711	2,359,753	(1,287,692)	-	12,840,777

(1)	Other cash flows from investing activities mainly include the purchase of property, plants and equipment and land use right, purchase of short-term investments, loans to related parties and collection of loans to related parties.

(2)	Other cash flows from financing activities mainly include the collection of receivables from a shareholder, loan from related parties, and repayments of loan from related parties.

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

For the fiscal year ended September 30, 2024, EZGO provided an interest-free loan of US$3,378,947 to Changzhou EZGO; and EZGO HK injected registered capital of US$7,000,000 into Changzhou EZGO; Changzhou EZGO provided loans of US$2,094,692 to its wholly-owned subsidiaries. As of September 30, 2024, Changzhou EZGO had US$15,500,819 of receivables from its wholly-owned subsidiaries and US$1,769,990 of payables due to the VIE and its subsidiaries.

For the fiscal year ended September 30, 2025, EZGO did not provided interest-free loan to Changzhou EZGO; and EZGO HK injected registered capital of US$23,000,000 into Changzhou EZGO; Changzhou EZGO provided loans of US$4,702,957 to its wholly-owned subsidiaries. As of September 30, 2025, Changzhou EZGO had US$20,231,892 of receivables from its wholly-owned subsidiaries and US$2,499,461 of payables due to Jiangsu EZGO and its subsidiaries.

The details of loans provided by Changzhou EZGO as of September 30, 2025 are shown below:

Start Date	Maturity Date	Amount	Annual Interest Rate
April 8, 2021	April 6, 2026	$3,511,729	5%
June 11, 2021	June 10, 2026	46,355	5%
June 22, 2021	June 21, 2026	2,060,683	5%
October 14, 2021	August 13, 2026	3,511,729	Chinese Loan Prime Rate (LPR)+0.25%
Total		$9,130,496

Foresaid transactions including capital injection and loans would be eliminated upon consolidation.

We maintain bank accounts in China, including cash in Renminbi in the amount of RMB3,617,662 and cash in USD in the amount of US$8,296 as of September 30, 2025. Funds were transferred between EZGO, its subsidiaries, and the VIE for their daily operation purposes. The transfer of funds between our PRC subsidiaries and the VIE, prior to the termination of the VIE Agreements, are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. Due to the circumstances aforementioned do not exist in the PRC subsidiaries’ operations, our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. As of the date of this annual report, we have not adopted any cash management policies that dictate how funds are transferred between us and our subsidiaries.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us and our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us and our subsidiaries, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of Changzhou EZGO, and its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through Changzhou EZGO, and its subsidiaries in China” on page 35. We currently do not have cash management policies that dictate how funds are transferred between us and our subsidiaries.

Dividends and Other Distributions

EZGO is a holding company incorporated in the BVI with no material operations of its own and does not generate any revenue. It currently conducts its business in China through its subsidiaries, with substantially all of its operations and assets in China. We are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned enterprise, WFOE only through loans or capital contributions, and to the VIE, prior to the termination of the VIE Agreements, only through loans, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds from any financing we raise, including any offerings made pursuant to this annual report, to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.”

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries and VIE, prior to the termination of the VIE Agreements, in the PRC generate and retain cash generated from operating activities and re-invest it in their business, respectively. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, neither any of our subsidiaries nor the VIE has paid any dividends or made any other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Risk Factors — Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.”

Under existing PRC foreign exchange regulations, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund EZGO’s business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends or make distributions in foreign currencies to our shareholders, including holders of EZGO’s Ordinary Shares. In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ business, which could result in a material and adverse effect on EZGO’s operations through its subsidiaries in China. See also “Risk Factors— Risks Related to Doing Business in China – Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.” on page 32, “Risk Factors— Risks Related to Doing Business in China – PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” on page 33 and Risk Factors— Risks Related to Doing Business in China – The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect our EZGO’s operations through its subsidiaries in China.” on page 35 of this annual report.

As of the date of this annual report, none of our subsidiaries have paid any dividends or made any other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made any other distributions to U.S. investors. EZGO intends to retain most, if not all, of its available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of its business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Risk Factors — Risks Related to Doing Business in China - Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.”

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China- There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits”.

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

On July 6, 2021, the relevant PRC government authorities made public the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,” or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 38.

In addition, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view as a result of: (i) EZGO is listed on the Nasdaq Stock Market (“Nasdaq”) and does not “seek to list on any other foreign stock exchange”; (ii) EZGO does not hold personal information on more than one million users in its business operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries; and (iii) data processed in EZGO’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, EZGO is not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 version).

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

Company	License/Permission	Issuing Authority	Validity
EZGO HK	Business Registration Certificate	Registrar of Companies Hong Kong Special Administrative Region	February 13, 2024 - February 12, 2026
Changzhou EZGO	Business License	Market Supervision Administrative Bureau of Changzhou Wujin	June 12, 2019 - Long-term
Jiangsu EZGO Energy Supply Chain Technologies Co., Ltd.	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	December 10, 2021 - Long-term
Changzhou Langyi	Business License	Administrative Examination and Approval Bureau of Changzhou Wujin	August 6, 2021 - Long-term

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

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries, or the VIE or any of its subsidiaries, received any inquiry, notice, warning or sanctions regarding any securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, Changzhou EZGO, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government exerts substantial influence over the manner in which EZGO conducts part of its business activities through its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through its subsidiaries in China at any time, which could result in a material change in its operations and its Ordinary Shares could decline in value or become worthless” on page 27 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect its business, financial condition, and results of operations.

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

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China.

RISK FACTORS SUMMARY

EZGO’s business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet retailers.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in EZGO’s operations and the value of EZGO’s Ordinary Shares.

●	Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any financing we raise, including any offerings made pursuant to this annual report, to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	The CSRC issued the Overseas Listing Regulations for China-based companies seeking to offer its securities in foreign markets. The Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to continue to offer its Ordinary Shares to investors and could cause the value of its securities to significantly decline or become worthless.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. Substantially all of EZGO’s current operations are conducted in the PRC through its subsidiaries, and substantially all of its assets are located in the PRC. A majority of EZGO’s current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for an EZGO shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

●	EZGO’s Ordinary Shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to adequately inspect our auditors. The delisting of EZGO’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s Ordinary Shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s Ordinary Shares could be prohibited from trading and delisted after two years instead of three.

Risks Related to Our Business and Industry

Risks and uncertainties related to EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China, and industry include, but are not limited to, the following:

●	We may incur losses in the future.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

●	We face intense competition in the electric bicycle accessories market, and if we fail to compete effectively, we may lose market share and customers.

●	Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

●	We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

●	Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Risks Related to Our Corporate Structure

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	Our previous contractual arrangements were governed by PRC law. We also have contract engagements that are currently governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	Previous contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	We may lose the ability to use and enjoy assets held by our subsidiaries that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and impede its ability to continue its operations.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China would be considered an “operator of critical information infrastructure” or “data processor” as mentioned above, however, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended, and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that EZGO obtains their approvals for any follow-on offering, EZGO may be unable to obtain such approvals which could significantly limit or completely hinder its ability to offer or continue to offer its securities to its investors.

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

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China at any time, which are beyond its control. Therefore, any such action may adversely affect EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China and significantly limit or hinder its ability to offer or continue to offer its securities to investors and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in its operations, financial performance and/or the value of EZGO’s Ordinary Shares or impair its ability to raise money.

The PRC government exerts substantial influence over the manner in which EZGO conducts part of its business activities through its subsidiaries in China. The PRC government may also intervene or influence EZGO’s operations through its subsidiaries in China at any time, which could result in a material change in its operations and its Ordinary Shares could decline in value or become worthless.

Based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), that we are currently not required to obtain approval from Chinese authorities for our overseas securities offering plans, nor the execution of the VIE Agreements. However, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities for listing on U.S. or other foreign exchanges, EZGO will not be able to continue listing on a U.S. or other foreign exchange, continue to offer its securities to investors, or materially affect the interest of investors and cause significantly depreciation of the price of its Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require EZGO to divest ourselves of any interest it then holds in its operations in China. Accordingly, the Chinese government may intervene or influence EZGO’s operations through Changzhou EZGO, the VIE and its subsidiaries in China at any time, which could result in a material change in its operations and/or the value of the securities EZGO has registered.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, EZGO’s business segments may be subject to various government and regulatory interference in the regions in which it operates through Changzhou EZGO, the VIE and its subsidiaries in China. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for listing on U.S. or other foreign exchanges, or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although, in the opinion of our PRC legal counsel, AllBright Law Offices (Fuzhou), we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial for listing on the U.S. or other foreign exchange or enter into VIE Agreements, EZGO’s operations through Changzhou EZGO, the VIE and its subsidiaries in China could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder EZGO’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

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

The Overseas Listing Regulations may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Overseas Listing Regulations on a timely basis, or at all. We believe that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou ), the Company is currently not required to obtain permissions from the Chinese government that is required to approve of EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and/or offering. Any failure of EZGO to fully comply with new regulatory requirements may significantly limit or completely hinder EZGO’s ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities EZGO has registered for sale in a prospectus, to significantly decline in value or become worthless.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China. We cannot assure you that Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries have obtained all the permits or licenses required for conducting our business in China or will be able to maintain existing licenses or obtain new ones.

EZGO’s business, through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, is subject to complex and evolving Chinese laws and regulations regarding data privacy and security. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to EZGO’s business practices, increased cost of operations, damages to its reputation and brand, or otherwise harm its business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of data privacy and cybersecurity. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Measures for Cybersecurity Review (2021 version), which was promulgated on December 28, 2021 and took effect on February 15, 2022. The measures, among others, stipulate that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review by the CAC. The cybersecurity review, among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to the cybersecurity review if the CAC concerns or they potentially pose risks to national security. Our PRC counsel, AllBright Law Offices (Fuzhou), is of the view that EZGO is not subject to the cybersecurity review by the CAC, since (i) the cybersecurity review is not applicable to further equity or debt offerings by companies that have completed their initial public offerings in the United States; (ii) data processed in EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China do not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities. However, we cannot assure you that the PRC governmental authorities will not hold opposing views or interpretations regarding the applicability of the cybersecurity review to us. As of the date of this annual report, we have not been identified as an “operator of critical information infrastructure” by any PRC governmental authority, nor have we been informed by any PRC governmental authority to undergo a cybersecurity review.

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, on July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which will become effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (iii) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad since January 1 of last year provide personal information abroad; and (iv) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories-general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

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

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements may impose significant burdens and costs on EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China or require it to alter its business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us-regulatory, civil or otherwise-could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and its results of operations.

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

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of EZGO’s employees up to a maximum amount specified by the local government from time to time at locations where EZGO, through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, operates its businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, EZGO’s financial condition and results of operations may be adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on EZGO’s business and operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

Currently substantially all of EZGO’s business operations are conducted in China through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries, and substantially all of EZGO’s sales are made in China. Accordingly, EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for EZGO’s products and services provided through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, and consequently have a material adverse effect on its businesses, financial condition, and results of operations. Since the end of 2022, raw materials for lithium battery have continued to fall from a high level, with a maximum decline of 85%. As of September 30, 2025 and September 30, 2024, raw materials for lithium battery still maintain a relatively low level, which forms a greater support for the company’s lithium battery sales. As a result, recent inflationary pressures have not materially impacted EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

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

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division, or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on EZGO’s business, financial condition, and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, EZGO’s shareholders or beneficial owners who are PRC residents are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, EZGO’s PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all EZGO’s shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of EZGO’s shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, EZGO’s business operations through Changzhou EZGO, the VIE and its subsidiaries in China and its ability to make distributions to EZGO’s shareholders could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect EZGO’s business operations through Changzhou EZGO, the VIE and its subsidiaries in China or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect EZGO’s business through Changzhou EZGO, the VIE and its subsidiaries in China and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any financing we raise, including any offerings made pursuant to this annual report to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand EZGO’s business.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering or follow-on offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand EZGO’s business in the PRC through Changzhou EZGO, the VIE and its subsidiaries.

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

The PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of its subsidiaries and restrict the ability to pay dividends to U.S. shareholders, which could materially adversely affect EZGO’s operations through its subsidiaries in China.

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

In addition, any transfer of funds by EZGO to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements imposed by SAFE, SAMR, MOFCOM, or their local counterparts. This may hinder or delay EZGO’s deployment of cash into its subsidiaries’ and the VIE’ business, which could result in a material and adverse effect on EZGO’s operations through Changzhou EZGO, the VIE and its subsidiaries in China.

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

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou EZGO is 95.24% owned by EZGO HK, EZGO’s wholly-owned subsidiary. Accordingly, EZGO HK may qualify for a 5% tax rate in respect of distributions from Changzhou EZGO. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

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

We have relied on the opinion of our PRC counsel, AllBright Law Offices (Fuzhou), that we do not need to obtain prior approval from the CSRC pursuant to the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and we may subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for any future offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, limit its operating privileges in China, delay or restrict the repatriation of the proceeds from any future offering into the PRC or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as its ability to complete any future offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

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

In the future, EZGO may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether EZGO’s business operations through Changzhou EZGO, the VIE, its subsidiaries and other non-VIE subsidiaries in China would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. EZGO’s ability to expand its business or maintain or expand its market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on EZGO’s business, results of operations and corporate structure.

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

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect EZGO’s operations through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

EZGO is a company incorporated under the laws of the BVI, and EZGO conduct substantially all of its operations in China through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries and substantially all of its assets are located in China. In addition, a majority of EZGO’s current directors and officers, including Mr. Jianhui Ye, Mr. Zebin Zhao, Mr. Yuehan Ling, Ms. Peiyao Jin, Mr. Guanghui Yang and Mr. Zhenguo Wu are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

EZGO’s Ordinary Shares may be delisted or prohibited from trading under the HFCA Act if the PCAOB is unable to adequately inspect our auditors. The delisting of EZGO’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of EZGO’s Ordinary Shares. Additionally, the inability of the PCAOB to conduct adequate inspection deprives EZGO shareholders of the benefits of such inspections. Furthermore, AHFCA Act amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus EZGO’s Ordinary Shares could be prohibited from trading and delisted after two years instead of three.

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

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCA Act. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2025, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2026. As of the date of this annual report, we have not been, and do not expect to be identified by the SEC under the HFCA Act.

On December 16, 2021, the PCAOB issued its determination report that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This report does not include our former auditor, Wei, Wei & Co., LLP, or our current auditor, HTL International, LLC.

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

Our former auditor, Wei, Wei & Co., LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Wei, Wei & Co., LLP is headquartered in Flushing, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection completed in September 2025.

Our current auditor as of the date of this annual report, HTL International, LLC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL International, LLC is headquartered in Houston, TX, and is subject to inspection by the PCAOB on a regular basis.

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

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net loss from continuing operations of approximately $3.86 million, $5.86 million and $9.46 million, for the fiscal years ended September 30, 2023, 2024, and 2025, respectively. We anticipate that our operating expenses (such as sale expense, marketing expense and research and development expense), together with general administrative expenses of a growing public company, will continue to be significant. While we are implementing cost reduction and efficiency improvement measures, including streamlining our operations following the disposal of our former VIE-related businesses, certain expenses may increase due to public company requirements and our efforts to develop and market our products and services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on an interim or annual basis for the foreseeable future.

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

Our marketing strategy of appealing to and growing sales to a more diversified group of customers may not be successful.

To grow the business over the long term, we must be successful in selling products and services and promoting our brand experience to a broader and more customer base. We must also execute our diversification strategy without adversely impacting the strength of the brand with core customers. Failure to successfully drive demand for our battery cells and packs and electronic control systems may have a material adverse effect on our business and results of operations.

We face intense competition in the electric bicycle accessories    market, and if we fail to compete effectively, we may lose market share and customers.

New and enhanced technologies may increase the competition in the electric bicycle accessories industry. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations.

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

We are subject to product liability claims for our products sold or rented through online and offline channels. As a result, sales of such products on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third-parties subject to such injury or damage may bring claims or legal proceedings against us as retailer, and manufacturer of the products. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

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

We were dependent upon our core customers for substantial portions of the sale and rental of our e-bicycles and batteries. Any interruption in our relationship with our core customers could materially and adversely affect our growth and financial condition.

We relied on our four major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Guangzhou Shengkang Power Equipment Co., Ltd., Changzhou Kepaidi Energy Technology Co., Ltd. and Hangzhou Xingruihe Technology Co., Ltd, each accounted for approximately 30%, 27%, 20%, and 12%, respectively, of our sales of batteries for the fiscal year ended September 30, 2025. We relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangzhou Shengkang Power Equipment Co., Ltd., each accounted for approximately 40%, 28% and 14%, respectively, of our sales of batteries for the fiscal year ended September 30, 2024. We relied on three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Chengdu Baiya Technologies Co., Ltd. and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 51%, 26% and 16%, respectively, of our sales of batteries for the fiscal year ended September 30, 2023.

We relied on two major customers, Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., and Youon Technology Co., Ltd., which accounted for approximately 56% and 36% of our e-bicycles sales revenue for the fiscal year ended September 30, 2025. We relied on one major customer, Youon Technology Co., Ltd., which accounted for approximately 86% of our e-bicycles sales revenue for the fiscal year ended September 30, 2024. We relied on our two major customers in sales of e-bicycles, including Piesat Information Technology Co., Ltd. and Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. Specifically, Mr. Qixiang Liu, a prior director of the Company, resigned on July 30, 2025, and Ms. Jingyan Wu, our prior Chief Financial Officer, resigned on August 31, 2025. While we were able to appoint Mr. Zhenguo Wu as a new director on July 31, 2025 and Mr. Yuehan Ling as the new Chief Financial Officer on September 4, 2025, if any of our current directors or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

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

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this annual report, we have obtained eight registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and two-stroke permanent magnet engines as well as e-bicycle manufacturing. We have also registered 1 trademark with the China Trademark Office and 4 copyright registrations with the PRC. See “Item 4. Information on the Company - B. Business Overview - Intellectual Property”.

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

As of the date of this annual report, we own 16 registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

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

Because our sales are mostly generated in China, our business and prospects may be affected by economic conditions in China or globally. Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In addition, the economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective customers’ spending priorities. We cannot assure you that the spending in general or with respect to our product offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for our products and services, which could materially and adversely affect our financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2023, 2024 and 2025, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. These material weaknesses remained unremediated as of September 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. For details on these initiatives, please see “Item 15. Controls and Procedures - (b) Internal Control Over Financial Reporting”.

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

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of EZGO’s Ordinary Shares. Any such changes may take place quickly and with very little notice

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations, and will impact companies with connections to the United States or China. It is unknown whether and to what extent new tariffs or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If any of our business of is “restricted” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law and we may be required to restructure our business operations, any of which may have a material adverse effect on our business operation.

Our previous contractual arrangements were governed by PRC law. We also have contract engagements that are currently governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the VIE agreements were governed by PRC law and provide for the resolution of disputes through arbitration in China. We also have contract engagements that are currently governed by PRC laws and are subject to arbitration. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how such agreements should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we encounter significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to enforce our rights under such agreements, and our revenue and our business may be negatively affected. See “Risks Related to Doing Business in China - Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of EZGO’s shareholders to pursue claims against us under the United States federal securities laws.

Previous Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they identify any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Changzhou EZGO, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Changzhou EZGO or the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Changzhou EZGO for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of Changzhou EZGO increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our subsidiaries that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our subsidiaries hold substantially all of our assets. In the event that any subsidiary declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any subsidiary undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On March 22, 2024, the Board of Directors of EZGO approved a reverse share split (the “Reverse Share Split”) of the Company’s Ordinary Shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s Ordinary Shares began trading on the Nasdaq Stock Market on a post-split basis on April 12, 2024. As a result of the Reverse Share Split, the par value of the Ordinary Shares of the Company was changed from $0.001 per share to $0.04 per share, and the Company’s issued and outstanding Ordinary Shares was reduced from 102,165,549 to approximately 2,554,139.

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

On December 31, 2024, we announced that we received written notification, or the Notification Letter, from Nasdaq on December 30, 2024 that we were not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 30, 2025. On July 2, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 29, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2).

On November 7, 2025, the Board of Directors of EZGO approved a reverse share split (the “2025 Reverse Share Split”) of the Company’s Ordinary Shares at a ratio of 1-for-25 so that every twenty-five (25) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s Ordinary Shares began trading on the Nasdaq Stock Market on a post-split basis on November 21, 2025. Shortly after the 2025 Reverse Share Split, the par value of the Ordinary Shares of the Company was changed from $0.04 per share to US$1.00 per share (as a result of the 2025 Reverse Share Split) and then to no par value per share, and the Company’s issued and outstanding Ordinary Shares was reduced from 21,700,706 to approximately 868,029.

On December 11, 2025, the Staff determined that, for 13 consecutive business days, from November 21, 2025, through December 10, 2025, the closing bid price of the Company’s Ordinary Shares has been at or above US$1.00 per share. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has confirmed that the matter is now closed.

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

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in losses to EZGO’s shareholders. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to EZGO’s securities.

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

As of the date of this annual report, our executive officers and directors, together with each of EZGO’s principal shareholders owning 5% or more of our issued and outstanding Ordinary Shares, beneficially own approximately 159,374 Ordinary Shares, or approximately 18.01% of our outstanding Ordinary Shares.

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

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information - 10.E. Taxation - United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of EZGO’s Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds EZGO’s Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds EZGO’s Ordinary Shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of Ordinary Shares if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information - 10.E. Taxation - United States Federal Income Taxation.”

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If EZGO fails to address and comply with these regulations and any subsequent changes, EZGO may be subject to penalty and its business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China may be harmed.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

EZGO was incorporated in BVI on January 24, 2019. EZGO’s wholly-owned subsidiary, EZGO HK, was incorporated in Hong Kong on February 13, 2019. EZGO HK holds all of the capital stock of Changzhou EZGO, which was incorporated in China on June 12, 2019, and Changzhou Langyi, which was incorporated in China on August 6, 2021. EZGO is a holding company with no material operations of its own, and substantially all of its operations and assets are located in China. EZGO conducts its business in China through its subsidiaries.

Beginning in November 2019, EZGO conducted a portion of its business in China through VIE and the VIE’s subsidiaries. During this period, Changzhou EZGO controlled the VIE through a series of contractual arrangements and EZGO was considered the primary beneficiary of the VIE for accounting purposes. As a result, EZGO consolidated the financial results of the VIE and its subsidiaries under U.S. GAAP, even though neither EZGO nor its shareholders held any equity ownership in the VIE. Through the VIE structure, EZGO engaged in the design, manufacture, rental and sale of e-bicycles and e-tricycles, and in the sale, franchising and operation of smart charging piles for e-bicycles and other electronic devices.

On September 25, 2025, EZGO terminated the VIE Agreements due to declined sales of e-bicycles. Following the termination of the VIE Agreements, EZGO no longer conducts any business through a VIE structure, and its operations are carried out solely through its wholly-owned or controlled PRC subsidiaries.

After the termination of the VIE structure, EZGO’s business is centered on its Internet of Things (“IoT”) product and service platform. EZGO has preliminarily established a business model focused on electric vehicle accessories, including battery cells and packs and electronic control systems.

Recent Developments:

On February 18, 2025, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on February 18, 2025. The 2025 Equity Incentive Plan authorizes the Company to issue up to 500,000 Ordinary Shares to its directors, officers, managers, employees, consultants and advisors. On February 18, 2025, 500,000 restricted shares with 12-month service condition were granted to management under the 2025 Equity Incentive Plan, which was issued on March 3, 2025 and shall vest after first anniversary of date of grant.

On July 30, 2025, Qixiang Liu resigned as a director and as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit and Compensation Committees. Effective July 31, 2025, the Board appointed Zhenguo Wu as a director and as Chair of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation Committees.

Effective August 31, 2025, Jingyan Wu resigned as Chief Financial Officer. Effective September 4, 2025, the Board appointed Yuehan Ling as Chief Financial Officer.

On August 27, 2025, the Company entered into a warrant exchange agreement with certain holders of 5,389,126 outstanding warrants issued in September 2023. The holders agreed to cancel these warrants in exchange for 1,246,000 Ordinary Shares and 10,879,534 pre-funded warrants, each exercisable for one Ordinary Share. The pre-funded warrants carried a $0.04 exercise price, were immediately exercisable subject to beneficial ownership limits, and were fully exercised as of the date of this filing. The securities issued in the exchange were made pursuant to Section 3(a)(9) of the Securities Act.

On March 30, 2025, the Board approved the disposal of the VIE and its subsidiaries due to declining e-bicycle sales, which met the held-for-sale criteria and resulted in discontinued operations accounting under ASC 205-20-45. On September 25, 2025, Changzhou EZGO, the VIE and its shareholders entered into a termination agreement, formally ending the VIE arrangements. Following this termination, the Company no longer has a VIE structure.

On October 1, 2025, the Board approved the October 2025 Equity Incentive Plan authorizing up to 3,400,000 Ordinary Shares (This amount does not give effect to the 1-for-25 reverse share split that became effective on November 21, 2025). On October 2, 2025, the Company issued 3,400,000 Ordinary Shares under the plan to WXYZ Group Ltd., an entity wholly owned by Mr. Jianhui Ye, the Company’s CEO and director, as compensation for his continued service. The issuance was made pursuant to exemptions under Section 4(a)(2) and/or Regulation S of the Securities Act.

In November 2025, the Company’s shareholders approved the 2025 Reverse Share Split and certain amendments to its authorized shares and memorandum and articles of association which resulted in (a) an increase in the number of shares it is authorized to issue from 110,000,000 shares divided into up to 100,010,000 Ordinary Shares of US$0.04 each and up to 10,000 preferred shares of no par value each (b) a subsequent decrease in the number of shares it is authorized to issue to 14,000,000 shares divided into up to 4,000,000 Ordinary Shares of US$1.00 each and up to 10,000 preferred shares of no par value each and (c) a further increase in the number of shares it is authorized to issue to a maximum of 1,010,000,000 shares divided into up to 1,000,000,000 Ordinary Shares (of no par value) each and 10,000,000 Preferred Shares (of no par value) each. Ordinary Shares carry one vote per share and Preferred Shares carry 20 votes per share. The Company amended and restated its memorandum and articles of association on November 6, 2025 to reflect these changes.

Minimum Bid Price Deficiency & Reverse Split

On December 31, 2024, we announced that we received written notification, or the Notification Letter, from Nasdaq on December 30, 2024 that we were not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 30, 2025. On July 2, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 29, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2).

On November 7, 2025, the Board of Directors of EZGO approved a reverse share split (the “2025 Reverse Share Split”) of the Company’s Ordinary Shares at a ratio of 1-for-25 so that every twenty-five (25) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s Ordinary Shares began trading on the Nasdaq Stock Market on a post-split basis on November 21, 2025. Shortly after the 2025 Reverse Share Split, the par value of the Ordinary Shares of the Company was changed from $0.04 per share to US$1.00 per share (as part of the 2025 Reverse Share Split) to no par value per share, and the Company’s issued and outstanding Ordinary Shares was reduced from 21,700,706 to approximately 868,029.

On December 11, 2025, the Staff determined that, for 13 consecutive business days, from November 21, 2025, through December 10, 2025, the closing bid price of the Company’s Ordinary Shares has been at or above US$1.00 per share. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has confirmed that the matter is now closed.

Corporate Information:

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

B. Business Overview

EZGO is a holding company incorporated in the BVI with operating subsidiaries in China. Historically, the Company conducted certain operations through the VIE structure; however, following the Board’s approval of the disposal of the VIE and its subsidiaries in March 2025 due to declining e-bicycle sales, the Company terminated the VIE Agreements on September 25, 2025. As of the date of this annual report, EZGO no longer maintains a VIE structure and conducts its business solely through Changzhou EZGO and other wholly owned non-VIE subsidiaries in China.

As a holding company with no material operations of its own, EZGO conducts its business in China through its subsidiaries. Leveraging its IoT product and service platform, EZGO has preliminarily established a business model centered on electric vehicle accessories, including battery cells and packs and electronic control systems, and on certain smart hardware applications. Following the disposal of the e-bicycle sales business in 2025, EZGO’s operations now consist of (i) designing, manufacturing and selling battery packs; (ii) designing, manufacturing and selling intelligent robots and electronic control systems; and (iii) sales of second-hand machinery; and (iv) provision of maintenance services.

The e-bicycles sold under the VIE were models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles that are manufactured under the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. None of EZGO, Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China produces any non-new standards e-bicycles. As of the date of this annual report, EZGO, through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China, did not have non-new standards e-bicycles as our property, plants and equipment and no impairment was recognized for the fiscal years ended September 30, 2023, 2024 and 2025.

To date, EZGO, through Changzhou EZGO, and Changzhou EZGO’s subsidiaries in China, has engaged in the business of battery packs sales, which accounted for approximately 52%, 77% and 83% of its total revenues for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. The revenue from e-bicycles sales accounted for approximately 27%, 14% and 10% of its total revenues for the fiscal years ended September 30, 2023, 2024 and 2025, respectively and the Company discontinued its e-bicycle sales business in 2025 following the disposal of the VIE. During the fiscal year ended September 30, 2023, 2024, and 2025, electronic control system and intelligent robots sales accounted for approximately 15%, 7% and 5% of EZGO’s total revenues. For the fiscal years ended September 30, 2023, 2024 and 2025, as the self-developed smart charging piles for e-bicycles and other electronic devices, second-hand machinery, maintenance services, and photovoltaic engineering contracting have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of EZGO’s total revenues. For the fiscal year ended September 30, 2024 the revenue from our smart charging piles business accounted for 2% of EZGO’s total revenues and nil in 2025.

EZGO remains committed to providing cost-effective and technology-driven solutions for short-distance mobility and related IoT applications. Following the termination of the VIE structure and the Company’s exit from the e-bicycle sales business, EZGO intends to strengthen its battery technologies, expand its intelligent robotics and electronic control system product offerings, and grow its smart charging infrastructure operations.

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

On January 25, 2023, the Company entered into an equity transfer agreement for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 ($8,080,448) was paid by issuing 7,667,943 Ordinary Shares (7,668 Ordinary Shares after giving effect to the Reverse Share Split and 2025 Reverse Share Split) of the Company, with a selling restriction period of six months.

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

Competitive Strengths

Following the disposal of our VIE subsidiaries and our exit from the e-bicycle and smart charging pile businesses, we focus on battery packs, electronic control systems and intelligent robotics. Our competitive strengths include experienced management and engineering teams, long-standing industry relationships, an asset-light manufacturing model supported by qualified third-party suppliers, disciplined quality control, and application-oriented product development that integrates hardware, software and connectivity.

Accumulated Industry Resources

Our management and key personnel have several years of experience in the lithium battery industry and the e-commerce industry, which we believe will boost our marketing. For example, Dr. Henglong Chen, one of the early founders of Hengmao Battery, has extensive experience in lithium battery industry. Mr. Xiaosong Qin, our executive vice president since August 2020, has extensive experience both in business and investment management. He has a master’s of business administration from Leonard N. Stern School of Business, New York University. He currently resides in the United States and is responsible for our business development in North America and Latin America.

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

Quality Products and Services

We are committed to providing high-quality products and services across our battery pack, electronic control system and intelligent hardware businesses. We focus on continuous innovation in battery technology, including improvements in battery cell selection, structural design and energy management capabilities, to enhance performance, safety and durability. We use A-level battery cells in all of our battery packs, and our battery management system has advanced as we have accumulated technological experience and product data. As a result, our self-developed batteries demonstrate usage durations that exceed the national standards for lithium batteries (GB/T 36972-2018).

We apply disciplined quality control processes to our manufacturing operations, including refined production workflow management and component-level testing. These measures enable us to maintain product consistency while managing costs effectively. In addition, we continue to strengthen our service capabilities by offering responsive technical support and solutions tailored to customers’ long-term needs in short-distance mobility and smart hardware applications.

Our Strategies

Following the disposal of the VIE and the discontinuation of the e-bicycle business in 2025, we have redirected our strategy toward strengthening our core businesses of battery technologies, electronic control systems, intelligent robotics, and IoT-enabled hardware.

We aim to enhance the performance, safety and efficiency of our battery cells and packs through continued R&D in battery management systems and structural design. We intend to expand our intelligent robotics and electronic control system offerings by developing integrated, data-driven solutions that support short-distance mobility and other smart hardware applications. We also plan to grow our early-stage smart charging infrastructure business and improve our operational efficiency through refined production processes and supply chain optimization. In addition, we seek to broaden market opportunities by developing both domestic and international partnerships and by expanding our online and offline sales channels.

Our Products and Services

Our product portfolio consists primarily of lithium battery cells and packs, electronic control systems, intelligent robots and smart charging piles. We design, manufacture and sell battery packs and electronic control systems for short-distance mobility and other smart hardware applications, and we develop and sell intelligent robotic products. In addition, we sell and operate smart charging piles through our non-VIE subsidiaries. Following the disposal of the VIE and the discontinuation of the e-bicycle business in 2025, we no longer design, manufacture or sell e-bicycles or related peripheral products.

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

Our battery cells trading and battery packs sales from continuing operations for the fiscal years ended September 30, 2023, 2024 and 2025 were approximately, $8.0 million, and $16.3 million and $18.8 million, respectively, mainly from our existing trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

Below are some of our bicycle battery models such as our 60V and 48V batteries:

48V24A Lithium Battery

60V20Ah Lithium Battery

72V60Ah Lithium Battery

Solar Photovoltaic Module

We conduct a trading business for solar photovoltaic (PV) modules under a buy-sell model. We source PV modules from upstream manufacturers and resell them to downstream customers, primarily PV power generation service providers, such as project developers, EPC contractors and system operators. Transactions are generally arranged on a purchase-order basis and are aligned with customer specifications and delivery schedules.

We do not manufacture PV modules and do not operate any production facilities. Instead, we place orders with upstream suppliers to produce and deliver modules to our customers. We also do not provide installation, operation and maintenance, or after-sales services. Product warranties and any technical support, if applicable, are provided directly by the upstream manufacturers under their standard terms, and our role is primarily focused on supplier coordination, order fulfillment and logistics arrangement.

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

Prior to the termination of the VIE Agreements, EZGO also (i) designs, manufactures, rents and sells e-bicycles and e-tricycles; (ii) sells, franchises, and operates smart charging piles for e-bicycles and other electronic devices, through the VIE and its subsidiaries in China. On September 25, 2025, EZGO terminated the VIE Agreements due to declined sales of e-bicycles. A description of the products sold prior to termination of the VIE’s have been described below:

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

Discontinued Businesses

Smart Charging Piles

The Smart Charging Pile segment operated as a strategic data-collection and infrastructure arm, utilizing hardware integrated with 4G connectivity and proprietary software to charge e-bicycles. The business model included both direct operation and a franchise co-investment structure, with over 3,400 units deployed across cities like Wuxi and Suzhou by late 2024. While the piles served as a tool for big data analysis regarding user habits, the segment did not generate substantial revenue and faced a lack of nationwide industry standards. This business segment was discontinued in 2025.

EZGO E-Bicycles

This segment focused on the design and manufacture of high-performance electric transportation, specifically under the proprietary EZGO brand launched in late 2021. The product line featured seven independent models, including ultra-high-speed electric motorcycles such as the “Devil” and “Zhuque” intended for international markets, alongside national-standard electric bicycles. Despite the sleek design and superior performance of these models, the segment did not record significant sales revenue prior to its conclusion. Operations for the EZGO E-Bicycle business were officially discontinued in 2025

Research and Development

From October 2016 to September 30, 2025, our cumulative expenditure on research and development amounted to approximately RMB10.69 million. For the fiscal year ended September 30, 2025, our principal research and development activities focused on enhancing lithium battery cells and packs and electronic control systems and we incurred R&D expenses of approximately RMB0.95 million.

In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. For the fiscal year ended September 30, 2024, we spent RMB1.86 million (approximately $0.26 million) to develop the electronic control systems.

Prior to the disposal of the VIE and the discontinuation of our e-bicycle business in 2025, we also invested in the development of New National Standards bicycle models. We invested RMB50,700 (approximately $7,037) to develop new e-bicycle models for the fiscal year ended September 30, 2025, and we had 3C certifications for six models in Jiangsu Cenbird, as of September 30, 2025 These activities are now reflected as part of discontinued operations.

Customers

We relied on our four major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Guangzhou Shengkang Power Equipment Co., Ltd., Changzhou Kepaidi Energy Technology Co., Ltd. and Hangzhou Xingruihe Technology Co., Ltd, each accounted for approximately 31%, 27%, 20%, and 12%, respectively, of our sales of batteries for the fiscal year ended September 30, 2025. We relied on our three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Changzhou Copidi Energy Co., Ltd., and Guangzhou Shengkang Power Equipment Co., Ltd., each accounted for approximately 40%, 28% and 14%, respectively, of our sales of batteries for the fiscal year ended September 30, 2024. We relied on three major customers in sales of batteries, including Ningbo Yiqi New Energy Technology Co., Ltd., Chengdu Baiya Technologies Co., Ltd. and Changzhou Copidi Energy Co., Ltd., each accounted for approximately 51%, 26% and 16%, respectively, of our sales of batteries for the fiscal year ended September 30, 2023.

We relied on two major customers, Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., and Youon Technology Co., Ltd., which accounted for approximately 56% and 36% of our e-bicycles sales revenue for the fiscal year ended September 30, 2025. We relied on one major customer, Youon Technology Co., Ltd., which accounted for approximately 86% of our e-bicycles sales revenue for the fiscal year ended September 30, 2024. We relied on our two major customers in sales of e-bicycles, including Piesat Information Technology Co., Ltd. and Jiangsu Biyaqiao Motorcycle Sales Co., Ltd., each accounted for approximately 35% and 20%, respectively, of our e-bicycles sales revenue for the fiscal year ended September 30, 2023. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

Sales and Marketing

Our sales and marketing is primarily customer- and project-driven. For battery packs, we leverage existing trade relationships, channel partners and repeat customers. For electronic control systems, we pursue direct sales to OEM and industrial customers, supported by solution demonstrations, technical consulting and design-in support. For intelligent robots and related smart hardware, we target enterprise and municipal use cases through pilot deployments, tenders and system integrators, supported by digital promotion and industry exhibitions.

Seasonality

Our products and services have no obvious seasonal characteristics.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this annual report includes the following:

●	Patents: We have 16 registered patents in China. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the eight patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration

1	An oil injection device for a road roller which is convenient for uniform oil injection	Changzhou Higgs	Utility Model	2020225910628	November 10, 2020 to November 9, 2030
2	An anti-collision push rod for a road roller with a lifting structure	Changzhou Higgs	Utility Model	2020225866911	November 10, 2020 to November 9, 2030
3	A controller for easy storage and carrying	Changzhou Higgs	Utility Model	2020225707667	November 9, 2020 to November 8, 2030
4	A road roller with an anti-collision structure	Changzhou Higgs	Utility Model	2020225562954	November 6, 2020 to November 5, 2030
5	A computer used for special vehicle control	Changzhou Higgs	Utility Model	2020226171322	November 12 2020 to November 11, 2030
6	A controller with a guided mounting structure	Changzhou Higgs	Utility Model	2020225706965	November 9, 2020 to November 8, 2030
7	A circuit board with a solid mounting structure	Changzhou Higgs	Utility Model	2020225751250	November 9, 2020 to November 8, 2030
8	An oil injection device for a roller with heating and stirring structure	Changzhou Higgs	Utility Model	2020226044717	November 11, 2020 to November 10, 2030
9	An oil injection device for a road roller with a filter structure	Changzhou Higgs	Utility Model	2020226179057	November 12, 2020 to November 11, 2030
10	A road roller with a protective structure	Changzhou Higgs	Utility Model	2020226060673	November 11, 2020 to November 10, 2030
11	An oil injection anti-sticking wheel device for a road roller	Changzhou Higgs	Utility Model	2020225557284	November 6, 2020 to November 5, 2030
12	An anti-collision push rod for a road roller which is easy to install	Changzhou Higgs	Utility Model	2020225558982	November 6, 2020 to November 5, 2030
13	A gluing device for circuit board development	Changzhou Higgs	Utility Model	2020226199845	November 12, 2020 to November 11, 2030
14	A errata method for a blockchain system and blockchain nodes	Changzhou EZGO	Invention	201810636258.9	June 20, 2018 to June 19, 2038
15	Blockchain-based data screening methods and devices	Changzhou EZGO	Invention	201711479226.4	December 29, 2017 to December 28, 2037
16	Blockchain-based transaction processing methods and devices	Changzhou EZGO	Invention	201711449148.3	December 27, 2017 to December 26, 2037

●	Software copyrights: We have a large portfolio of protected software copyrights, including 4 software copyrights registered in China;

●	Trademarks: We own 1 registered trademarks Our trademarks include the combination of graphs and names for Higgs System:

●	Domain names: We have 0 registered domain names in China.

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

Competition

After the disposal of our VIE subsidiaries and our exit from the e-bicycle and smart charging pile businesses, we compete primarily in battery packs, electronic control systems and intelligent robotics. These markets are fragmented and evolve rapidly. We compete with large integrated manufacturers and specialized suppliers on performance and safety, reliability, customization capability, compliance and certification, cost and supply chain execution, customer service, and our ability to deliver integrated hardware-software solutions. Competitive pressures may increase as new entrants and new technologies emerge.

Insurance

We consider our insurance coverage to be consistent with customary industry standards adopted by other companies in the same industry and of similar size in China.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We currently have no disputes ongoing.

On April 29, 2024, the Company was named as defendant in a lawsuit in the Supreme Court for the State of New York, County of New York (Index No. 652191/2024) by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023. The Plaintiffs’ complaint asserts purported causes of action against the Company for “breach of contract - damages”, declaratory judgment, and “breach of contract - specific performance” in connection with the Company’s purported failure to honor the Plaintiffs’ exercise requests. In September 2023, the Plaintiffs collectively invested approximately $3.33 million in the Company and received Ordinary Shares, warrants and the Exchange Warrants pursuant to a securities purchase agreement entered into by and among the Company and the Plaintiffs. On April 12, 2024, the Company effected a 1-for-40 Reverse Share Split. Immediately following the Reverse Share Split, the Plaintiffs repeatedly sought to exercise the Exchange Warrants on an “alternative cashless exercise” basis, which the Company considers to be inconsistent with the terms of the Exchange Warrants, and disputes that the Plaintiffs are entitled to the requested shares. The Company wholly denies the allegations and claims made in the lawsuit and is currently defending the lawsuit. On May 23, 2024, the Plaintiffs filed a motion for a preliminary injunction seeking an order (1) directing the Company to deliver the shares sought in their warrant exercise requests; (2) directing the Company to deliver all shares pursuant to future requests; (3) preventing the Company from issuing or delivering any shares to other holders until the Company honors Plaintiffs’ outstanding exercise requests; and (4) directing the Company to instruct its transfer agent to comply with the Court’s preliminary injunction order. On July 1, 2024, the court denied the Plaintiffs’ motion for a preliminary injunction in its entirety. On July 19, 2024, the Company filed a motion to dismiss all of the Plaintiffs’ claims against the Company.

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

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China -The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

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

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us, our subsidiaries, or the VIE to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing or securities offering plans, nor has our company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned securities offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, or the ability to accept foreign investments and list on a U.S. or other foreign exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, Changzhou EZGO, the VIE or its subsidiaries to obtain regulatory approval from Chinese authorities before offering securities in the U.S., British Virgin Islands or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect EZGO’s business through Changzhou EZGO, the VIE, its subsidiaries, and other non-VIE subsidiaries in China and results of operations. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence EZGO’s operations at any time, which could result in a material change in its operations and its Ordinary Shares could decline in value or become worthless” on page 27 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase EZGO’s securities. In the event that (i) we, our subsidiaries, or the VIE do not receive or maintain any requisite permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we, our subsidiaries, and the VIE may be subject to sanctions imposed by the relevant PRC regulatory authority, including fines and penalties, revocation of the licenses of the VIE, its subsidiaries, and other non-VIE subsidiaries and suspension of these entities’ business, restrictions or limitations on our ability to pay dividends outside of China, regulatory orders, including injunctions requiring the VIE, its subsidiaries, and other non-VIE subsidiaries to cease collecting or processing data, litigation or adverse publicity, the delisting of EZGO’s securities on Nasdaq, and other forms of sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

In addition, the Data Security Law of the People’s Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Further, on July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which will become effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (iii) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad since January 1 of last year provide personal information abroad; and (iv) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Cyber Data Security Management (Draft for Comments), or the draft regulations, which shall apply to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The draft regulations classify data into three categories-general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators and data processors holding over one million users that transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the following in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10 million can be imposed on a data processor that is in violation of the draft regulations. It is uncertain whether and when the abovementioned draft measures and regulations will be adopted, and if adopted, whether the final version will contain the same provisions as the draft regulations.

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

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition), or the 2022 Encouraged Catalogue, which was promulgated jointly by MOFCOM and NDRC, on October 26, 2022 and became effective on January 1, 2023, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, which was promulgated jointly by MOFCOM and NDRC, on September 8, 2024 and became effective on November 1, 2024, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2022 Encouraged Catalogue and the 2024 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Enforceability of Civil Liabilities

A majority of our officers and directors, including Mr. Jianhui Ye, Mr. Zebin Zhao, Ms. Peiyao Jin and Mr. Guanghui Yang are residents of China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

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

C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information - Contractual Arrangements and Corporate Structure.”

D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder of the right to use the land for a specified long-term period.

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of September 30, 2024, we owned approximately 19,665 square meters (approximately 211,672.3 square feet) of real estate, and we leased an aggregate of approximately 383 square meters (approximately 4,122.27 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –

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

Overview

Our vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging our IoT management platform, we have established a business model centered on the sale of battery packs and electronic control systems. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023 and started to provide second-hand machinery sales during 2024.

Due to the declining performance of sales of e-bicycle business, we determined to dispose of the variable interest entity (“VIE”), Jiangsu EZGO, and its subsidiaries. On September 25, 2025, we entered into a termination agreement pursuant to which the VIE contractual agreements, dated November 8, 2019 ( the “VIE Agreements”) were terminated. Subsequent to the termination of the VIE Agreements, we no longer maintain a VIE Structure and ceased to control all the VIE and its subsidiaries as of September 25, 2025. The VIE and subsidiaries mainly operated in sales of e-bicycles in the PRC. The historical financial results of the sales of e-bicycles business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

The consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities as of September 30, 2025:

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
China EZGO Group Ltd. (“EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100% owned by EZGO	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”)	August 6, 2021	PRC	100% owned by EZGO HK	Investment holding company
EZGO Technologies Group Co., Ltd. (“Changzhou EZGO”)	June 12, 2019	PRC	95.24% *owned by EZGO HK	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100%** owned by Changzhou EZGO	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100% owned by Jiangsu New Energy	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60% owned by Changzhou Sixun	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	100% owned by Changzhou Higgs	Equipment maintenance and repairment

Former VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd., “Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87% owned by VIE	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100% owned by VIE	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51% owned by VIE	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

*	On April 7, 2025, $3,000,000 of equity was issued by Changzhou EZGO to a non-controlling interest.

**	On June 23, 2025, the Group acquired 40% equity interest of Jiangsu Supply Chain with no consideration.

For the fiscal years ended September 30, 2023, 2024 and 2025, our revenues from continuing operations were $9,163,101, $18,222,160, and $20,486,067, respectively. We had a net loss from continuing operations of $3,857,800, $5,862,065 and $9,458,538 for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. We currently generate most of our revenues from the sale of battery packs and electronic control systems.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our battery sales volume;

●	our ability to enhance our electronic control system sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations from continuing operations for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended September 30,
	2023	2024	2025
Net revenues	$9,163,101	$18,222,160	$20,486,067
Cost of revenues	(8,129,363)	(16,525,922)	(19,151,257)
Gross profit	1,033,738	1,696,238	1,334,810

Operating expenses:
Selling and marketing	(222,679)	(269,806)	(211,490)
General and administrative	(3,384,571)	(2,871,441)	(2,122,961)
Research and development	(613,274)	(888,491)	(954,177)
Impairment loss of intangible asset	-	-	(1,401,416)
Total operating expenses	(4,220,524)	(4,029,738)	(4,690,044)

Loss from operations	(3,186,786)	(2,333,500)	(3,355,234)

Total other expenses, net	(676,574)	(4,270,533)	(5,006,789)

Loss from continuing operations before income taxes and share of loss of equity method investments	(3,863,360)	(6,604,033)	(8,362,023)
Income tax benefit (expense)	62,447	786,369	(1,022,957)
Share of loss of equity method investments	(56,887)	(44,401)	(73,558)
Net loss from continuing operations	(3,857,800)	(5,862,065)	(9,458,538)

(Loss) income from operations of discontinued operations before income taxes and share of (loss) gain of equity method investments	(3,252,304)	(2,299,208)	262,475
Share of (loss) gain of equity method investments	(148,209)	75,477	(82,632)
Net (loss) income from discontinued operations	(3,400,513)	(2,223,731)	179,843

Net loss	$(7,258,313)	$(8,085,796)	$(9,278,695)

Components of Results of Operations

Years Ended September 30, 2023, 2024 and 2025

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the fiscal years ended September 30, 2023, 2024 and 2025, respectively:

		Year Ended September 30,
	Segment	2023	2024	2025
Sales of battery cells and packs	Battery cells and packs segment	$8,001,323	$16,318,839	$18,781,695
Sales of electronic control system	Electronic control system sales segment	834,148	1,401,783	1,069,278
Others	Others segment	327,630	501,538	635,094
Net Revenue		$9,163,101	$18,222,160	$20,486,067
Net revenues

Our revenues from continuing operations were $9,163,101, $18,222,160 and $20,486,067 for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. The revenue increase from fiscal year 2023 to fiscal year 2024 was mainly driven by higher sales of battery cells and packs and electronic control systems. The revenue increase from fiscal year 2024 to fiscal year 2025 was primarily attributable to higher sales of battery cells and packs and maintenance services, partially offset by lower sales of electronic control systems.

Revenue from sales of battery cells and packs increased significantly by 104.0%, or $8,317,516, from $8,001,323 in fiscal year 2023 to $16,318,839 in fiscal year 2024, with lithium battery products accounting for the vast majority of this revenue. This increase was largely driven by several large orders from major customers responding to heightened market demand for high-performance battery solutions, as well as the growing market acceptance of our lithium battery packs. Overall, our sales volume of lithium battery packs increased by 256.5% in fiscal year 2024 compared to fiscal year 2023, resulting in revenue of $12,472,994 for fiscal year 2024 compared to $3,697,729 for fiscal year 2023.

Revenue from sales of electronic control systems increased by 68.0%, or $567,635, from $834,148 in fiscal year 2023 to $1,401,783 in fiscal year 2024. The increase was mainly driven by stronger demand for environmentally friendly and safety-enhancing industrial machinery solutions, including the transition from traditional gas heating to electric heating systems and the adoption of radar-based collision-avoidance devices on construction sites. Leveraging our superior-quality products and responsive, tailored services aligned with customer requirements, we successfully capitalized on the period of robust market demand growth to secure new customers and drive an increase in sales revenue.

Revenue from sales of battery cells and packs increased by 15.1%, or $2,462,856, from $16,318,839 in fiscal year 2024 to $18,781,695 in fiscal year 2025. The increase was primarily driven by higher sales volumes, which resulted from increased market share following our proactive pricing adjustments in response to intensified market competition, as well as incremental revenue contributions from a newly acquired customer that accounted for approximately 12.0% of our battery product revenue in fiscal year 2025.

Revenue from sales of electronic control systems decreased by 23.7%, or $332,505, from $1,401,783 in fiscal year 2024 to $1,069,278 in fiscal year 2025. The decline was primarily attributable to weaker sales volume amid a sluggish market environment, coupled with our voluntary price reductions implemented to secure as many orders as possible.

Revenue from the others segment increased by 26.6%, or $133,556 from $501,538 in fiscal year 2024 to $635,094 in fiscal year 2025, mainly due to an increase in maintenance service revenue driven by a higher volume of maintenance orders. Amid cautious capital expenditure sentiment, customers increasingly opted to extend the service life of existing equipment through maintenance rather than replacing machinery, which directly contributed to the growth of our maintenance service revenue.

Cost of revenues

Cost of revenue consists primarily of cost of products, labor cost, depreciation, material cost, and other overhead expenses.

Our cost of revenues increased by $8,396,559, from $8,129,363 in fiscal year 2023 to $16,525,922 in fiscal year 2024, generally in line with the increase in our revenues for the same period. This increase was primarily driven by higher sales volumes of batteries and battery packs, which in turn resulted in higher procurement costs of battery packs.

Our cost of revenues increased by $2,625,335 or 15.9%, from $16,525,922 in fiscal year 2024 to $19,151,257 in fiscal year 2025, generally in line with the increase in our revenues for the same period. This increase was primarily attributable to higher procurement costs of battery packs.

Gross profit

Gross profit for the fiscal years ended September 30, 2023, 2024 and 2025 was $1,033,738, $1,696,238 and $1,334,810, respectively, representing gross profit margins of 11.3%, 9.3% and 6.5%.

Gross profit margin decreased from 11.3% in fiscal year 2023 to 9.3% in fiscal year 2024. Gross profit margin from sales of battery cells and packs decreased from 7.1% in fiscal year 2023 to 5.6% of fiscal year 2024, primarily due to strategic price reductions implemented to expand market share. Despite the margin contraction, revenue from battery cells and packs increased by 104.0%, accounting for 89.6% of our total revenue in fiscal year 2024, compared with 87.3% in fiscal year 2023. Gross profit from sales of electronic control systems increased from 46.0% in fiscal year 2023 to 47.3% in fiscal year 2024. The electronic control system developed and manufactured by Changzhou Higgs was embedded with highly complex software and the limited competition in the market results in a relatively high gross profit margin of 47.3%, which accounted for 7.7% of our total revenue in fiscal year 2024 compared to 9.1% in fiscal year 2023.

Gross profit margin decreased from 9.3% in fiscal year 2024 to 6.5% in fiscal year 2025. Gross profit margin from sales of battery cells and packs decreased from 5.6% in fiscal year 2024 to 3.7% in fiscal year 2025, primarily due to our proactive pricing adjustments made in response to intensified market competition. As selling prices were reduced to enhance market penetration while core procurement costs remained relatively stable, unit gross profit declined accordingly. Revenue from battery cells and packs increased by 15.1%, representing 91.7% of total revenue in fiscal year 2025 compared with 89.6% in fiscal year 2024. Gross profit from sales of electronic control systems decreased from 47.3% in fiscal year 2024 to 38.8% in fiscal year 2025, primarily attributable to higher raw material costs, particularly the cost of copper wiring. Gross profit margin from maintenance services increased from 24.1% in fiscal year 2024 to 34.2% in fiscal year 2025, mainly due to operating leverage as higher service volume spread fixed costs over more orders.

Selling and marketing expenses

Our selling and marketing expenses increased by $47,127, or approximately 21.2%, to $269,806 for fiscal year 2024 from $222,679 for fiscal year 2023, primarily due to increase in salaries for sales and marketing personnel by $82,027, from $139,303 in fiscal year 2023 to $221,330 in fiscal year 2024, mainly due to the increase in the headcount of sales staffs of battery cells and packs segment, and was partially offset by the decrease in advertisement and business promotion expenses and travel expenses by $25,452, from $60,540 in fiscal year 2023 to $35,088 in fiscal year 2024, mainly due to the reduced advertising demands as our existing customer base and sales force were sufficient to support our business development and expansion.

Our selling and marketing expenses decreased by $58,316, or approximately 21.6%, to $211,490 for fiscal year 2025 from $269,806 for fiscal year 2024, primarily due to a decrease in salaries for sales and marketing personnel by $44,118, from $221,330 in fiscal year 2024 to $177,212 in fiscal year 2025, driven by the retirement of sales manager of Changzhou EZGO.

General and administrative expenses

Our general and administrative expenses decreased by $513,130, or 15.2%, to $2,871,441 in fiscal year 2024 from $3,384,571 in fiscal year 2023. The decrease was primarily attributed to the decrease in the share-based compensation expense of $880,851. The decrease was partially offset by the increase in credit losses expense on accounts receivable of $99,057, mainly due to the difficulties in collecting accounts receivable from several customers under the downward economy, and the liquidated damages expense of $138,806 arising from the early termination of a procurement contract.

Our general and administrative expenses decreased by $748,480, or 26.1%, to $2,122,961 in fiscal year 2025 from $2,871,441 in fiscal year 2024. The decrease was primarily attributed to (1) the decrease in the share-based compensation expense of $230,738, (2) the decrease in the liquidated damages expense of $138,806 due to the early termination of a procurement contract which occurred in fiscal year 2024, (3) the decrease in payroll expenses of $114,560 due to the reduced headcount, and (4) the decrease of $143,007 in professional service fees and $102,076 in insurance fees which was mainly attributable to the investment consultancy and professional liability insurance requirement in fiscal year 2024.

Research and development expenses

Our research and development expenses increased by $275,217, or 44.9%, to $888,491 for fiscal year 2024 from $613,274 for fiscal year 2023. The increase was primarily attributed to (1) the increased expenses and material consumption in research and development activities for the engineering vehicle wireless measurement, engineering software upgrade and control system and construction worker safety positioning system of $148,458; (2) the increased depreciation and amortization expenses of $191,676 due to the patents and software acquired in May 2023.

Our research and development expenses increased by $65,686, or 7.4%, to $954,177 for fiscal year 2025 from $888,491 for fiscal year 2024. The increase was primarily attributed to the increased material consumption of $72,461, as the research and development activities for electronic control systems advanced.

Impairment loss of intangible assets

For the year ended September 30, 2025, we recognized an impairment loss of $1,401,416 related to patents and software copyright associated with the electronic control system, which was primarily attributable to the deterioration in the operating performance of the electronic control system segment.

Other (expenses)/income, net

For the year ended September 30, 2023, we recorded $676,574 in other expenses, net, primarily consisting of an impairment loss on goodwill of $1,792,392, partially offset by income of $979,770 from changes in the fair value of a contingent asset.

For the year ended September 30, 2024, we recorded $4,270,533 in other expenses, net, primarily consisting of impairment losses on long-term investments of $3,040,113 and an impairment loss on goodwill of $1,362,441.

For the year ended September 30, 2025, we recorded $5,006,789 in other expenses, net, primarily consisting of the impairment loss of long-term equity investments of $3,520,660 and impairment loss of goodwill of $1,732,454.

Income tax benefit (expense)

We recorded income tax benefits of $62,447 and $786,369 in fiscal years 2023 and 2024, respectively, while we recognized income tax expense of $1,022,957 in fiscal year 2025. The income tax benefit for fiscal year 2023 was mainly attributable to the recognition of temporary differences on net losses and inventory reserves. The income tax benefit for fiscal year 2024 was driven by an increase in deferred tax assets, primarily resulting from recurring net losses and increased impairments of long-term equity investments. The income tax expense in fiscal year 2025 was driven by the recognition of a higher valuation allowance against deferred tax assets, particularly those arising from impairments of long-term equity investments, reflecting changes in management’s expectations regarding future taxable income. Recurring net losses during the year further contributed to the increase in valuation allowance and the resulting income tax expense.

Net (loss) income from discontinued operations

On September 25, 2025, we terminated the VIE structure due to declined sales of e-bicycles, and we ceased to be the primary beneficiary of the VIE and no longer consolidated the VIE and its subsidiaries as of that date. Accordingly, the operating results of the VIE and its subsidiaries for the years ended September 30, 2023, 2024 and 2025 were presented as discontinued operations.

For the years ended September 30, 2023, 2024, we recorded a net loss from discontinued operations of $3,400,513 and $2,223,731 and a net income from discontinued operations of $179,843 for the years ended September 30, 2025, respectively. The changes in net (loss) income across the periods were primarily driven by fluctuations in revenue, operating expenses and other income (expenses) from the discontinued operations, as detailed below.

Revenue generated from discontinued operations was $6,758,126, $2,912,265 and $2,239,090 for the respective years, primarily driven by sales of e-bicycles. The decline in revenue over the period was mainly attributable to reduced sales volume amid intensifying competition in the e-bicycle industry. Operating expenses from discontinued operations were $1,710,953, $1,696,616 and $339,983 for the fiscal years 2023, 2024 and 2025, respectively. The significant reduction in operating expenses in fiscal year 2025 was primarily due to a decrease in credit losses expense on accounts receivable recognized in fiscal year 2024, which resulted from the difficulties in collecting accounts receivable from individual e-bicycles dealers amid fierce competition from the industry-leading enterprises.

We recorded other expenses of $1,647,580 and $415,637 for fiscal years 2023 and 2024, respectively. The decrease was mainly attributable to lower losses recognized from the disposal of Tianjin Jiahao Bicycle Co., Ltd. and Tianjin Dilang Technologies Co., Ltd., subsidiaries of the VIE of $1,593,656, in fiscal year 2023, partially offset by higher impairment losses on long-term investments of $242,278. For fiscal year 2025, we recorded other income of $556,421, which mainly due to the gain on the disposal of the VIE and its subsidiaries of $537,519.

Net loss

As a result of the foregoing, we recorded a net loss of $7,258,313, $8,085,796, and $9,278,695 for fiscal years 2023, 2024 and 2025, respectively.

Taxation

BVI

We are incorporated in the BVI. Under the current laws of the BVI we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. Our HK subsidiaries did not have assessable profits derived in Hong Kong the years ended September 30, 2023, 2024 and 2025. Therefore, no HK profit tax was provided for the years ended September 30, 2023, 2024 and 2025.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended September 30, 2023, 2024 and 2025.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and will enjoy the preferential tax rate for three years through September 2025. Changzhou Higgs is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from October 1, 2025 to September 30, 2028.

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

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1 million of the assessable profit before tax is subject to a preferential tax rate of 20% and 25% of the assessable profit before tax exceeding RMB1 million but not exceeding RMB3 million is subject to a preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%.

Liquidity and Capital Resources

For the years ended September 30, 2023, 2024 and 2025, we incurred operating losses of $3,186,786, $2,333,500 and $3,355,234, respectively, and experienced operating cash outflows of $1,891,626, $10,308,733 and $2,206,969, respectively. These historical operating losses and negative operating cash flows reflected ongoing liquidity pressure and initially raised substantial doubt about our ability to meet our obligations as they become due. As of September 30, 2025, we had cash and cash equivalents of $517,338.

As of September 30, 2025, we borrowed $10,726,226 from banks in the PRC, of which $5,003,512 is due within a year and the remaining of $5,722,714 is due more than a year. The Group has historically renewed or refinanced its short-term borrowings upon maturity; however, there can be no assurance that such refinancing will continue to be available on acceptable terms. As of September 30, 2025, we had prepaid $6,884,675 to suppliers for the purchase of production equipment. Subsequent to the year-end, the related purchase transactions were terminated, and the suppliers agreed to refund the full amount by January 2026. As of the issuance date of these financial statements, $4,127,054 has been collected.

To address liquidity pressure and support its ability to continue as a going concern, the management has implemented the following measures, including:

(i)	On December 22, 2025, we entered into a funding support agreement with a shareholder in the amount of up to RMB25,000,000 ($3,511,729). This agreement will expire on December 31, 2026. We can rely on this funding support to ensure the sufficiency of our cash flow through the nest twelve months since the issuance of the consolidated financial statements.

(ii)	In November 2025, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, pursuant to which we may offer and sell, from time to time, up to an aggregate amount of $200.0 million of our securities, including Ordinary Shares, debt securities, warrants, rights or units. This shelf registration provides us with flexibility to access the capital markets, if needed, to support our liquidity and working capital requirements. However, there can be no assurance as to the timing, amount or terms of any such financing.

(iii)	We are continually making efforts to improve operating efficiency and reducing discretionary spending, including optimization of general and administrative headcount and reduction in general and administrative expenditures.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, our PRC entities have no present plans to declare a dividend and plan to retain the retained earnings, if any, to continue to grow the business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from the private placement in 2025, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiaries typically take approximately eight weeks to complete. The filing and registration processes for loans to our PRC subsidiaries typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiaries and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries are subject to certain statutory limits. We are able to use all of the net proceeds from offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect to continue using the net proceeds in the PRC in the form of Renminbi and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended September 30,
	2023	2024	2025
Net cash used in operating activities from continuing operations	$(10,731,828)	$(9,037,230)	$(3,159,668)
Net cash provided by (used in) operating activities from discontinued operations	8,840,202	(1,271,503)	952,699
Net cash used in investing activities from continuing operations	(26,846,098)	(12,245,600)	(3,698,659)
Net cash provided by investing activities from discontinued operations	5,656,982	1,003,079	202,891
Net cash provided by financing activities from continuing operations	37,812,355	9,518,599	1,788,553
Net cash used in financing activities from discontinued operation	(1,642,448)	(886,371)	(8,344)
Effect of exchange rate changes	(248,388)	124,338	(19,441)
Net increase (decrease) in cash, cash equivalents and restricted cash	12,840,777	(12,794,688)	(3,941,969)
Cash, cash equivalents and restricted cash, at beginning of year	4,413,218	17,253,995	4,459,307
Cash, cash equivalents and restricted cash, at the end of year	$17,253,995	$4,459,307	$517,338

Years Ended September 30, 2023, 2024 and 2025

Operating Activities

Net cash used in operating activities from the continuing operations was $10,731,828 for the year ended September 30, 2023, primarily derived from (1) a net loss from continuing operations of $3,857,800, adjusted by (i) impairment loss of goodwill of $1,792,392, (ii) share-based compensation of $1,260,339, and (iii) fair value changes in contingent asset of $979,770; (2) an increase of prepaid expenses and other current assets of $6,201,391, mainly due to receivables from earnout in the acquisition of Changzhou Sixun; (2) an increase of advance to suppliers of $4,010,153, primarily due to prepayment for purchase of battery packs; and (4) an increase of other non-current assets of $2,193,698 mainly due to advance payment for construction in progress; which was partially offset by (5) an increase of accrued expenses and other payables of $3,006,132, mainly due to a security deposits payable in relation to southeast Asia market development and the increase in loans from third-parties.

Net cash used in operating activities from the continuing operations was $9,037,230 for the year ended September 30, 2024, primarily derived from (1) a net loss from continuing operations of $5,862,065, adjusted by (i) impairment loss of long-term investments of $3,040,113, (ii) impairment loss of goodwill of $1,362,441, (iii) deferred tax benefits of $802,471, (iv) depreciation and amortization of $666,672, and (v) share-based compensation of $379,487; (2) an increase of advances to suppliers of $5,737,392, mainly due to the proactive increase in prepayments for battery packs in order to lock lower purchase prices and (3) an increase of accounts receivable of $5,395,436 mainly due to the growth in sales of batteries and battery packs; which was partially offset by (4) an increase in accrued expenses and other payables of $2,223,613, mainly due to the increase in loan from third-parties which was fully repaid in October, 2024.

Net cash used in operating activities from the continuing operations was $3,159,668 for the year ended September 30, 2025, primarily derived from (1) a net loss from continuing operations of $9,458,538, adjusted by (i) impairment loss of long-term investments of $3,520,660, (ii) impairment loss of goodwill of $1,732,454, (iii) impairment loss of intangible assets of $1,401,416, (iv) deferred tax expenses of $964,245, and (v) depreciation and amortization of $665,828; (2) an increase in accounts receivable of $3,894,298, mainly due to the growth in sales of batteries and battery packs; (3) an increase in prepaid expenses and other current assets of $304,773, mainly due to the loans provided to third-parties; and (4) a decrease in accrued expenses and other payables of $107,666; which was mainly which was partially offset by (5) a decrease in advances to suppliers of $1,911,384, mainly due to a decrease in prepayment for purchase of battery packs.

Investing Activities

For the year ended September 30, 2023, net cash used in investing activities from continuing operations was $26,846,098, primarily attributable to (1) purchases of long-term investments of $10,687,851; (2) cash paid for advances on customized equipment purchases of $7,221,017; (3) loans to related parties of $5,138,074; (3) purchases of property, plants and equipment of $3,252,217, mainly for construction in progress, and purchases of land use rights of $1,729,035; and (4) prepayments for intended long-term investments of $2,835,552. These outflows were partially offset by collections of loans from related parties of $4,589,944.

For the year ended September 30, 2024, net cash used in investing activities from continuing operations was $12,245,600, primarily attributable to (1) loans to related parties of $6,805,149; (2) purchases of property, plant and equipment of $4,124,212, mainly for construction in progress; (3) purchases of long-term investments of $3,996,882; and (4) purchases of a short-term investment of $1,557,104. These amounts were partially offset by collections of loans from a related party of $3,738,045.

For the year ended September 30, 2025, net cash used in investing activities from continuing operations was $3,698,659, primarily attributable to (1) loans to related parties of $4,160,652 and to third parties of $1,802,426 and (2) purchases of property, plant and equipment of $2,075,590, mainly for construction in progress. These outflows were partially offset by collection of loan to related parties of $2,788,458 and maturities of a short-term investment of $1,573,650.

Financing Activities

For the year ended September 30, 2023, net cash provided by financing activities from continuing operations was $37,812,355, primarily attributable to (1) cash receipts from equity issuance totaling $31,848,983, and (2) proceeds from short-term borrowings of $1,034,977 and long-term borrowings of $4,536,883.

For the year ended September 30, 2024, net cash provided by financing activities from continuing operations was $9,518,599, primarily attributable to (1) proceeds from short-term borrowings of $5,635,523 and long-term borrowings of $3,443,778, and (2) loans from third parties of $1,388,060. These inflows were partially offset by repayments of short-term borrowings of $1,318,657.

For the year ended September 30, 2025, net cash provided by financing activities from continuing operations was $1,788,553, primarily attributable to (1) loans from related parties of $3,612,539; (2) proceeds from short-term borrowings of $3,327,556; and (3) a capital injection of $3,000,000, pursuant to which, on April 7, 2025, Changzhou EZGO admitted a new minority shareholder who contributed $3,000,000 in paid-in capital in exchange for a 4.762% equity interest. These inflows were partially offset by (4) repayments of short-term borrowings of $5,046,794; and (5) repayment of loans from related parties of $1,794,523 and third parties of $1,386,482.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the years presented, and we do not currently have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Long-term borrowings

Creditor	Interest rate	Borrowing date	Maturity date	As of September 30, 2024	As of September 30, 2025
Bank of Jiangnan	4.80%	6/25/2022	6/21/2030	3,925,844	2,237,674
Bank of Jiangnan	4.80%	11/15/2023	6/21/2030	1,823,985	1,798,005
Bank of Jiangnan	4.80%	2/6/2024	6/21/2030	726,744	716,393
Bank of Jiangnan	4.80%	7/18/2024	6/21/2030	984,667	970,642
Total long-term bank borrowing, non-current				$7,461,240	$5,722,714
Changzhou Zenith Technology Co., Ltd.	nil	7/14/2025	7/13/2028	-	702,346
Total long-term borrowing from a third party, non-current				$-	$702,346
Total long-term borrowing, non-current				$7,461,240	$6,425,060

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

The following is a schedule of future minimum payments under our operating leases as of September 30, 2025:

Year ending September 30,	Amount
2026	$3,652
Total lease payments	3,652
Less: imputed interest	-
Total	$3,652

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025.

Critical Accounting Policies and Estimates

Our CFS were prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities on the date of the CFS, and the reported amounts of revenues and expense incurred during the financial reporting period and accompanying notes. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting policies and estimates should be read in conjunction with Note 2 in our CFS for the fiscal years ended September 30, 2023, 2024 and 2025, for more information on our critical accounting policies.

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

Accounts receivable

Accounts receivable are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional.

Property, plant and equipment

Property, plant and equipment includes furniture, fixtures and office equipment, vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of property, equipment, and software, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment the depreciation of these assets commences when the assets are ready for their intended use. Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

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

Estimated Useful Life
Furniture, fixtures and office equipment	3-5 years
Vehicles	4-10 years

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

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

We sell products to different customers, primarily battery cells and packs, e-bicycles (see Note 16 Discontinued Operation), electronic control systems, and second-hand machinery. We identify one performance obligation in providing the products for a fixed consideration as stated in the sales contract. We present the revenue generated from our sales of products on a gross basis as we act as the principal. The revenue is recognized when we satisfy the performance obligation by transferring the promised product to the customers upon acceptance by customers.

We generally provide different warrant periods for different products: a six-month warranty period for battery packs, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations.

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

Revenue from other services

We also provide other services mainly including photovoltaic engineering contracting. We identify one performance obligation in the provision of services in the contract and recognized revenue at a point time when we satisfy the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, we do not directly engage in the construction but rather serves as an intermediatory to connect the party awarding with suitable contractors. Therefore, we present the revenue from photovoltaic engineering contracting on a net basis as we act as an agent.

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

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on our financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. We are currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. We are currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact that this update will have on the consolidated financial statements.

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

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023 and 2024 were decrease of 0.2% and increased 0.3%, and was increased 0.2% for October 2025. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	39	Chief Executive Officer and Director
Yuehan Ling	35	Chief Financial Officer
Zebin Zhao	40	Chief Operating Officer
Peiyao Jin	44	Director
Guanghui Yang	64	Independent Director
Robert Johnson	58	Independent Director
Zhenguo Wu	40	Independent Director

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

Yuehan Ling has been serving as our Chief Financial Officer since September 4, 2025. Mr. Ling has over 10 years of professional experience in accounting and auditing. From September 2014 to March 2025, he served as an auditor at Ernst & Young Hua Ming LLP, where he provided auditing services to several public companies as manager and senior manager from October 2020 to March 2025. Mr. Ling received his Bachelor’s degree from Fudan University in June 2014. He has been a Certified Public Accountant in China since 2019. Mr. Ling does not have any family relationships with any director or executive officer and has not been involved in any related-party transactions requiring disclosure under Item 404(a) of Regulation S-K.

Zebin Zhao has been serving as our Chief Operating Officer and Chief Operating Officer of Jiangsu EZGO since April 2022. From August 2020 to April 2022, Mr. Zhao served as the Deputy General Manager of Jiangsu EZGO, where he was responsible for supervising corporate governance and daily operations. From January 2017 to August 2020, Mr. Zhao served as the General Manager of Shenzhen Xingcaitong Asset Management Co., Ltd., an investment management company, where he was responsible for investment management. From August 2011 to January 2017, Mr. Zhao served as the Deputy General Manager of Shenzhen Shuangzixing Asset Management Co., Ltd., an investment management company, where he was responsible for industrial research and mergers and acquisitions. From April 2010 to July 2011, Mr. Zhao served as a credit analyst of Shenzhen Southern Credit Rating Co., Ltd., a credit rating company. Mr. Zhao received his Bachelor’s degree in Finance from Shenzhen University in July 2010. He obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in June 2017.

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

Zhenguo Wu has been serving as our independent director since July 31, 2025 and is the Chair of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation Committees. Mr. Wu has substantial legal professional experience in capital markets. He has been a lawyer at Watson & Band Law Offices since December 2024 and has served as an independent director of WORK Medical Technology Group Ltd. since January 2025. From April 2021 to November 2024, he served as board secretary and general counsel at Xuhang Holdings Ltd. From October 2015 to February 2021, he served as senior vice president in the investment banking division of Shenwan Hongyuan Securities Underwriting and Sponsoring Co., Ltd. Mr. Wu obtained a Bachelor’s degree in English from Tangshan Normal University in 2010 and a Master’s degree in Law from East China University of Political Science and Law in 2013. He is independent under Nasdaq Rule 5605(a)(2).

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2025, we paid an aggregate of RMB1,997,609 (approximately $276,965) in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services in all capacities. For the fiscal year ended September 30, 2024, we paid an aggregate of RMB1,571,909 (approximately US$218,190). We did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Mr. Robert Johnson, Mr. Zhenguo Wu and Mr. Guanghui Yang and is chaired by Mr. Robert Johnson.   We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Robert Johnson, Mr. Zhenguo Wu and Mr. Guanghui Yang, and is chaired by Mr. Guanghui Yang.   We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Robert Johnson, Mr. Zhenguo Wu and Mr. Guanghui Yang, and is chaired by Mr. Zhenguo Wu.   We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our Board of Directors is divided into three classes, with directors in each class serving staggered three-year terms and only one class of directors being elected at each annual meeting of shareholders. Each director holds office until the expiration of his or her respective term and until a successor has been duly elected and qualified, or until such director’s earlier death, resignation, or removal.

Our officers are elected by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

D. Employees

As of the date of this annual report, we have 60 full-time employees, and all our employees are based in China.

The following table provides the number of our employees by function as of the date of this annual report:

Function	Number of Full-Time Employees
Research and Development	9
Manufacture	22
Business and Marketing	13
Administrative, Human Resources and Finance	16
Total	60

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

E. Share Ownership

As of December 29, 2025, 884,745 Ordinary Shares are issued and outstanding. Holders of EZGO’s Ordinary Shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of Ordinary Shares has different voting rights from any other holders of Ordinary Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 884,745 Ordinary Shares outstanding as of December 29, 2025.

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Jianhui Ye(2)(3)	162,725	18.39%
Yuehan Ling	-	-
Zebin Zhao	-	-
Peiyao Jin	339	*
Robert Johnson	-	-
Guanghui Yang	-	-
Zhenguo Wu	-	-
All directors and executive officers as a group (7 persons)	163,064	18.43%
Greater than 5.0% Holders
WXYZ Group Ltd.(2)	159,035	17.98%

*	Less than 1.0%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	WXYZ Group Ltd. is a British Virgin Islands company wholly owned by Jianhui Ye, our Chief Executive Officer, who has sole voting and dispositive power over the Ordinary Shares held by such entity.

(3)	Jianhui Ye directly hold 3,690 shares.

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

During the fiscal years ended September 30, 2023, 2024 and 2025, and to the date of this annual report, we had the following material related party transactions:

Related parties transactions

		Years Ended September 30,
Related Parties	Nature	2023	2024	2025
Inventory purchased from related parties
Jiangsu Youdi Technology Co., Ltd.	Purchase of e-bicycles	$-	$-	$60,920

Loan to related parties
Shanghai Mingli New Energy Technology Co., Ltd.	Loan to a related party	$-	$4,025,374	$4,020,797
Shandong Xingneng’an New Energy Technology Co., Ltd.	Loan to a related party	5,134,618	2,776,120	138,648
Shandong Xingneng’an New Energy Technology Co., Ltd.	Interest receivable from a related party	123,078	232,891	51,956
Jiangsu Youdi Technology Co., Ltd.	Interest receivable from a related party	20,827	21,231	21,157
Jiangsu Youdi Technology Co., Ltd.	Loan to a related party	3,456	3,655	1,207
		$5,281,979	$7,059,271	$4,233,765

Collection of loan to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.	Collection of loan to a related party	$4,589,944	$3,738,045	$2,483,432

Loans from related parties
Shuang Wu	Interest-free loan from a related party	$675,067	$619,746	$2,288,670

Repayment of loans from related parties
Shuang Wu	Repayment of interest-free loans from a related party	$-	$249,851	$741,767

Others
Shuang Wu	Expenses paid for daily operation on behalf of the Company	$142,394	$292,612	$-
Shuang Wu	Reimbursement for expenses paid for daily operation on behalf of the Company	99,693	252,578	-
		$242,087	$545,190	$-

Related parties transactions-VIE and its subsidiaries

		Years Ended September 30,
Related Parties	Nature	2023	2024	2025
Inventory purchased from related parties
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Purchase of e-bicycles	$2,179,826	$1,135,273	$2,207,674
Jiangsu Xinzhongtian Suye Co., Ltd.	Purchase of e-bicycles	1,158,391	299,343	1,398,017
Shandong Xingneng’an New Energy Technology Co., Ltd.	Purchase of battery packs	-	106,189	-
		$3,338,217	$1,540,805	$3,605,691

Loan to related parties
Shenzhen Star Cycling Network Technology Co., Ltd.	Interest receivable from a related party	$25,166	$24,566	$33,830
Shenzhen Star Cycling Network Technology Co., Ltd.	Loan to a related party	4,253	-	-
		$29,419	$24,566	$33,830

Collection of loan to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.	Collection of loan to a related party	$1,417,776	$-	$-
Shenzhen Star Cycling Network Technology Co., Ltd.	Collection of loan to a related party	446,599	-	-
Jiangsu Youdi Technology Co., Ltd.	Collection of loan to a related party	141,896	-	-
		$2,006,271	$-	$-

Loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.	Interest-free loan from a related party	$-	$538,567	$674,302
Yan Fang	Interest-free loan from a related party	69,726	62,713	367,071
Huiyan Xie	Interest-free loan from a related party	830,108	-	-
		$899,834	$601,280	$1,041,373

Repayment of loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.	Repayment of interest-free loans from a relate party	$-	$538,567	$669,449
Yan Fang	Repayment of interest-free loans from a relate party	14,266	116,247	380,268
Huiyan Xie	Repayment of interest-free loans from a relate party	75,653	-	-
		$89,919	$654,814	$1,049,717

Others
Nanjing Mingfeng Technology Co., Ltd.	Payment received on behalf of a related party	$35,846	1,485	$-
Nanjing Mingfeng Technology Co., Ltd.	Transfer of payment received on behalf of a related party	26,705	726	-
		$62,551	$2,211	$-

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings” for a description of our currently involved legal proceedings.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable for annual reports on Form 20-F.

B. Plan of Distribution

Not applicable for annual reports on Form 20-F.

C. Markets

EZGO’s Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “EZGO.”

D. Selling Shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the Issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable for annual reports on Form 20-F.

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

EZGO has adopted amended and restated memorandum and articles of association. The Company is authorised to issue a maximum number of 1,010,000,000 shares divided into two classes as follows:

●	up to 1,000,000,000 Ordinary Shares of no par value each

●	up to 10,000,000 Preferred shares of no par value each

All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

EZGO’s Ordinary Shares have listed on Nasdaq under the symbol “EZGO.”

Ordinary Shares

General. The maximum number of shares we are authorized to issue is 1,010,000,000 shares, divided into up to 1,000,000,000 Ordinary Shares of no par value and up to 10,000,000 preferred shares of no par value. Holders of Ordinary Shares have the same rights. All of our outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing the Ordinary Shares are issued in registered form.

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

Preferred Shares

Holders of Preferred Shares shall have the same rights as holders of Ordinary Shares except for the following:

●	each Preferred Share is entitled to twenty votes for each Preferred Share registered in his or her name on our register of members;

●	holders of our Preferred Shares are not entitled to any dividends paid by the Company;

●	holders of our Preferred Shares are not entitled to a share in the distribution of the surplus assets of the Company

●	holders of our Preferred Shares cannot convert the Preferred Shares into a different class of shares.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

BVI law has no comparable statute. As a result, we are not afforded the same statutory protections in the BVI as we would be offered by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “-Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

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

Order of Preferential Payments upon Liquidation Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) - preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors - the claims of non-secured creditors of the Company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the Company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information - D. Risk Factors-Risks Related do Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and EZGO’s non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Changzhou EZGO is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on PRC tax laws and PRC accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. However, except for Changzhou Higgs Intelligent Technologies Co., Ltd., which obtained High and New Technology Enterprise status in October 2022 and is currently in the process of renewing such status, none of our PRC subsidiaries have been recognized as High and New Technology enterprises. Therefore, none of our PRC subsidiaries except Changzhou Higgs Intelligent Technologies Co., Ltd. are eligible to enjoy a preferential tax rate of 15%.

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

As a BVI holding company, EZGO may receive dividends from its PRC subsidiaries through its intermediary holding company in Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and relevant implanting notice, if our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

Taxation of Dividends and Other Distributions on EZGO’s Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on EZGO’s Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on EZGO’s Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information - 10.E. Taxation - People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on EZGO’s Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to EZGO’s Ordinary Shares. Dividends received on EZGO’s Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.0533 in the fiscal year ended September 30, 2023, to US$1.00 for RMB7.2043 in the fiscal year ended September 30, 2024, and US$1.00 for RMB7.2125 in the fiscal year ended September 30, 2025.

The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If the average exchange rate for the fiscal year ended September 30, 2025 had been applied to our revenue, cost of revenue and total expenses, including selling expenses, general and administrative expenses, and research and development, for the fiscal year ended September 30, 2025, such amounts would have increased or decreased by approximately $0.02 million, $0.02 million, and $0.01 million, respectively.

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

Credit Risk

As of September 30, 2023, 2024 and 2025, we had cash and cash equivalents of $17,253,120, $3,472,161, and $517,338, respectively. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

As of the date of this annual report, we have used all net proceeds we received from our initial public offering, and all $50.75 million net proceeds from our follow-on offerings.

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

In connection with the preparation of our financial statements for the fiscal years ended September 30, 2023, 2024 and 2025, we have identified material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. Based on the assessment, our management has concluded that, due to the material weaknesses described below, our internal control over financial reporting was not effective.

The material weakness that continues to exist is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

See “Item 3. Key Information-D. Risk Factors- We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Robert Johnson, Mr. Zhenguo Wu and Mr. Guanghui Yang. Our Board of Directors has determined that Robert Johnson, Zhenguo Wu and Guanghui Yang are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Robert Johnson meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code of ethics is to promote ethical conduct and deter wrongdoing. The policies outlined in the code of ethics are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the code of ethics for members of our Board of Directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.ezgotech.com.cn within four business days following the amendment or waiver. During the fiscal year ended September 30, 2025, no amendments to or waivers from the code of ethics were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at www.ezgotech.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei Wei, our previous independent registered public accounting firm, and HTL, our current independent registered public accounting firm for the periods indicated, respectively. We did not pay any other fees to our principal accountants during these periods.

	Fiscal Year Ended September 30, 2023	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2025
Audit fees for HTL*	$-	$240,000	$240,000
Audit fees for Wei Wei*	$280,000	$-	$-

*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

The audit report of Wei Wei on the financial statements of the Company as of and for the years ended September 30, 2023, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Wei Wei’s engagement up to the date of termination which disagreements that, if not resolved to Wei Wei’s satisfaction, would have caused Wei Wei to make reference in connection with its opinion to the subject matter of the disagreement. There were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-56.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association(18)

2.1*	Description of Securities

2.2	Representative’s Warrants(2)

2.3	Form of Common Warrant from previous follow-on offering(11)

2.4	Form of Exchange Warrant from previous follow-on offering(11)

2.5	Form of Pre-Funded Warrant(15)

4.1	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.2	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.3	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.4	Proxy Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd., the shareholders of Jiangsu EZGO Electric Technologies Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.5	Loan Agreement, dated November 8, 2019, by and among Changzhou EZGO New Energy Technology Co., Ltd. and Jiangsu EZGO Electric Technologies Co., Ltd.(1)

4.6	Form of Spousal Consent Letter(1)

4.7	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.(1)

4.8	English Translation of Equity Transfer Agreement, dated September 6, 2019, by and among Jiangsu EZGO Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(1)

4.9	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.10	English Translation of Cooperation Agreement, dated December 28, 2019, by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.(1)

4.11	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang(3)

4.12	English Translation of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and Jiangsu EZGO Electronic Technologies, Co., Ltd.(4)

4.13	English Translation of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and Jiangsu EZGO Electronic Technologies, Co., Ltd.(4)

4.14	Form of Equity Transfer Agreement dated as of January 25, 2023, by and among Jiangsu EZGO New Energy Technologies Co., Ltd., EZGO Technologies Ltd., Changzhou Sixun Technology Co., Ltd. and certain Seller signatories thereto(5)

4.15	Equity Transfer Agreement, dated as of February 13, 2023, by and among Sutai (Tianjin) Packaging Materials Co., Ltd., Jiangsu EZGO Electric Technologies Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd.(6)

4.16	Form of Securities Purchase Agreement, dated March 8, 2023, by and between the Company and the purchasers listed on the signature pages thereto.(7)

4.17	Equity Transfer Agreement, dated as of April 3, 2023, by and among Changzhou Yizhiying IoT Technologies Co., Ltd., Tianjin Mizhiyan New Energy Technologies Co., Ltd. and Tianjin Dilang Technologies Co., Ltd.(8)

4.18	Form of Securities Purchase Agreement, dated June 5, 2023, by and between the Company and the purchasers listed on the signature pages thereto(9)

4.19	Form of Securities Purchase Agreement, dated September 6, 2023, by and between the Company and the purchasers listed on the signature pages thereto(10)

4.20	Form of Securities Purchase Agreement, dated September 11, 2023, by and between the Company and the purchasers listed on the signature pages thereto(11)

4.21	Placement Agency Agreement between Aegis Capital Corp. and EZGO Technologies Ltd. dated August 17, 2023(11)

4.22	Settlement Agreement and Release dated as of October 29, 2024(13)

4.23	Form of Side Letter Agreements(13)

4.24	Director Offer Letter, dated July 31, 2025, by and between the Company and Zhenguo Wu(14)

4.25	Form of Warrant Exchange Agreement (15)

4.26	Employment Agreement, dated September 4, 2025, by and between the Company and Mr. Yuehan Ling(16)

4.27	EZGO Technologies Ltd October 2025 Equity Incentive Plan(17)

8.1*	List of Subsidiaries

11.1	Insider Trading Policy(12)

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of HTL International, LLC, Independent Registered Public Accounting Firm

15.2*	Consent of Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm

15.3*	Consent of AllBright Law Offices (Fuzhou)

97.1	Executive Compensation Clawback Policy(12)

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

(1)	Incorporated herein by reference to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-249687), as amended, initially filed with the SEC on October 28, 2020.

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 1, 2021.

(3)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on July 16, 2021.

(4)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on May 17, 2022.

(5)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on January 26, 2023.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on February 16, 2023.

(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on March 9, 2023.

(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on April 18, 2023.

(9)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on June 6, 2023.

(10)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 11, 2023.

(11)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 13, 2023.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F, filed on January 26, 2024.

(13)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on October 30, 2024.

(14)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on August 5, 2025.

(15)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on August 28, 2025.

(16)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on September 16, 2025.

(17)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on October 3, 2025.

(18)	Incorporated herein by reference to the Company’s Current Report on Form 6-K, filed on November 19, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZGO Technologies Ltd.

/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

Date: December 29, 2025

EZGO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2025 AND

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
EZGO Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EZGO Technologies Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Retrospective Reclassification

We have also audited the reclassifications that were retrospectively applied to present the consolidated balance sheet as of September 30, 2024, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes, to reflect the discontinued operation as described in Note 16 to the consolidated financial statements. In our opinion, such reclassifications are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s consolidated financial statements as of and for the year ended September 30, 2023, other than with respect to these reclassifications and accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended September 30, 2023, taken as a whole.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

December 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments described in Note 4, the consolidated balance sheet of EZGO Technologies Ltd. and subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of operations, comprehensive income loss, changes in equity, cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 4, present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments for the change in accounting described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Wei, Wei & Co., LLP

We served as the Company’s auditor since from 2022 to 2023.

Flushing, New York
January 26, 2024

EZGO TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$3,417,796	$517,338
Restricted cash	986,304	-
Short-term investments	1,557,104	-
Accounts receivable, net	7,802,035	11,462,009
Notes receivable	14,250	19,806
Inventories	522,940	381,144
Advances to suppliers	16,889,585	9,282,753
Amounts due from related parties, current	2,971,450	8,162,639
Prepaid expenses and other current assets	642,070	7,725,054
Current assets of discontinued operation	6,600,125	-
Total current assets	41,403,659	37,550,743

Non-current assets:
Amounts due from a related party, non-current	4,132,467	-
Property, plant and equipment, net	7,844,566	9,835,010
Intangible assets, net	2,057,625	-
Land use right, net	1,677,007	1,618,859
Goodwill, net	1,780,569	-
Deferred tax assets, net	991,025	-
Long-term investments, net	14,857,156	11,004,115
Other non-current assets	9,126,592	9,050,951
Non-current assets of discontinued operation	1,488,997	-
Total non-current assets	43,956,004	31,508,935
Total assets	$85,359,663	$69,059,678

LIABILITIES
Current liabilities:
Short-term borrowings	$5,186,958	$3,371,260
Long-term borrowings, current	634,120	1,632,252
Accounts payable	190,315	281,165
Advances from customers	143,723	160,687
Income tax payable	93,777	104,808
Amounts due to related parties	1,306,506	5,190,680
Accrued expenses and other payables	2,313,724	941,080
Current liabilities of discontinued operation	7,022,723	-
Total current liabilities	16,891,846	11,681,932

Non-current liabilities:
Long-term borrowings	7,461,240	6,425,060
Non-current liabilities of discontinued operation	23,069	-
Total non-current liabilities	7,484,309	6,425,060
Total liabilities	24,376,155	18,106,992

Commitments and contingencies (Note 20)

EQUITY
Ordinary shares (par value of $1.00 per share; 4,000,000 shares authorized; 107,007 and 732,031 shares issued and outstanding as of September 30, 2024 and 2025, respectively) *	107,007	732,031
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	82,176,550	81,240,651
Statutory reserve	366,071	106,655
Accumulated deficits	(22,087,948)	(30,520,902)
Accumulated other comprehensive loss	(1,986,591)	(3,156,108)
Total EZGO Technologies Ltd.’s shareholders’ equity	58,567,289	48,394,527
Non-controlling interests	2,416,219	2,558,159
Total equity	60,983,508	50,952,686
Total liabilities and equity	$85,359,663	$69,059,678

*	Giving retroactive effect to the 25 to 1 reverse share split on November 7, 2025, while the concurrent changes in par value of ordinary shares of the Company from $1.00 per share to no par value will be reflected prospectively in the consolidated financial statements (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Year Ended September 30,
	2023	2024	2025
Net revenues	$9,163,101	$18,222,160	$20,486,067
Cost of revenues	(8,129,363)	(16,525,922)	(19,151,257)
Third parties	(8,129,363)	(16,417,271)	(19,042,589)
Related parties	-	(108,651)	(108,668)
Gross profit	1,033,738	1,696,238	1,334,810

Operating expenses:
Selling and marketing	(222,679)	(269,806)	(211,490)
General and administrative	(3,384,571)	(2,871,441)	(2,122,961)
Research and development	(613,274)	(888,491)	(954,177)
Impairment loss of intangible assets	-	-	(1,401,416)
Total operating expenses	(4,220,524)	(4,029,738)	(4,690,044)

Loss from operations	(3,186,786)	(2,333,500)	(3,355,234)

Other (expenses) income:
Interest expenses	(17,579)	(82,963)	(130,507)
Interest income	144,720	435,253	110,973
Non-operating income, net	8,907	44,936	265,859
Fair value changes in contingent asset	979,770	(265,205)	-
Impairment loss of long-term investments	-	(3,040,113)	(3,520,660)
Impairment loss of goodwill	(1,792,392)	(1,362,441)	(1,732,454)
Total other expenses, net	(676,574)	(4,270,533)	(5,006,789)

Loss from continuing operations before income taxes and share of losses of equity method investments	(3,863,360)	(6,604,033)	(8,362,023)
Income tax benefit (expense)	62,447	786,369	(1,022,957)
Share of losses of equity method investments, net of tax	(56,887)	(44,401)	(73,558)
Net loss from continuing operations	(3,857,800)	(5,862,065)	(9,458,538)

(Loss) income from operations of discontinued operations before income taxes and share of (losses) gains of equity method investments (including gain on disposal of discontinued operations of $537,519 for the year ended September 30, 2025)	(3,252,304)	(2,299,208)	262,475
Share of (losses) gains of equity method investments, net of tax	(148,209)	75,477	(82,632)
Net (loss) income from discontinued operations	(3,400,513)	(2,223,731)	179,843

Net loss	$(7,258,313)	$(8,085,796)	$(9,278,695)

Net loss from continuing operations	$(3,857,800)	$(5,862,065)	$(9,458,538)
Less: Net loss attributable to non-controlling interests from continuing operations	(153,737)	(178,129)	(489,023)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(3,704,063)	(5,683,936)	(8,969,515)

Net (loss) income from discontinued operations	(3,400,513)	(2,223,731)	179,843
Less: Net loss attributable to non-controlling interests from discontinued operation	(321,490)	(622,875)	(97,302)
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(3,079,023)	(1,600,856)	277,145
Net loss attributable to non-controlling interests	(475,227)	(801,004)	(586,325)
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(6,783,086)	$(7,284,792)	$(8,692,370)

Net loss from continuing operations per ordinary share:
Basic and diluted*	$(80.73)	$(54.52)	$(39.63)
Net (loss) income from discontinued operation per ordinary share:
Basic and diluted*	$(67.11)	$(15.36)	$1.23
Net loss per ordinary share:
Basic and diluted*	$(147.84)	$(69.88)	$(38.40)
Weighted average shares outstanding:
Basic and diluted*	45,882	104,245	226,354

*	Giving retroactive effect to the 40 to 1 reverse share split on April 12, 2024 and 25 to 1 reverse share split on November 7, 2025 (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars)

	Year Ended September 30,
	2023	2024	2025
Loss from continuing operations	$(3,857,800)	$(5,862,065)	$(9,458,538)
(Loss) income from discontinued operation	(3,400,513)	(2,223,731)	179,843
Net loss	(7,258,313)	(8,085,796)	(9,278,695)

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,290,548)	2,207,220	(925,461)
Comprehensive loss	(9,548,861)	(5,878,576)	(10,204,156)
Less: Comprehensive loss attributable to non-controlling interests	(1,014,857)	(673,906)	(342,269)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(8,534,004)	$(5,204,670)	$(9,861,887)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary shares*		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total EZGO’s shareholders’	Non- controlling	Total
	Share	Amount	receivables	shareholder	capital	reserve	deficits	Loss	equity	interest	Equity
Balance as of September 30, 2022	24,214	$24,214	$(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379
Shareholders’ contribution	36,850	36,850	-	-	31,812,133	-	-	-	31,848,983	-	31,848,983
Additional issuance of ordinary shares for acquisition of Changzhou Sixun	7,668	7,668	-	-	8,072,780	-	-	-	8,080,448	-	8,080,448
Share-based compensation	1,529	1,529	-	-	1,258,810	-	-	-	1,260,339	-	1,260,339
Warrant shares exercised via cashless option	31,842	31,842	-	-	(31,842)	-	-	-	-	-	-
Addition of non-controlling interest from Acquisition of Changzhou Sixun	-	-	-	-	-	-	-	-	-	273,698	273,698
Decrease of non-controlling interest from Disposal of Tianjin Dilang	-	-	-	-	-	-	-	-	-	929,820	929,820
Net loss	-	-	-	-	-	-	(6,783,086)	-	(6,783,086)	(475,227)	(7,258,313)
Receivable from a shareholder	-	-	-	98,791	-	-	-	-	98,791	-	98,791
Appropriation to statutory reserve	-	-	-	-	-	101,855	(101,855)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,750,918)	(1,750,918)	(539,630)	(2,290,548)
Balance as of September 30, 2023	102,103	$102,103	$(7,800)	$-	$81,801,967	$335,477	$(14,772,562)	$(4,066,713)	$63,392,472	$3,090,125	$66,482,597
Share-based compensation	63	63	-	-	379,424	-	-	-	379,487	-	379,487
Warrant shares exercised via cashless option	5,360	5,360	-	-	(5,360)	-	-	-	-	-	-
Additional issuance of ordinary shares for fractional shares shareholders	181	181	-	-	(181)	-	-	-	-	-	-
Shares cancelled	(700)	(700)	-	-	700	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(7,284,792)	-	(7,284,792)	(801,004)	(8,085,796)
Appropriation to statutory reserve	-	-	-	-	-	30,594	(30,594)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,080,122	2,080,122	127,098	2,207,220
Balance as of September 30, 2024	107,007	$107,007	$(7,800)	$-	$82,176,550	$366,071	$(22,087,948)	$(1,986,591)	$58,567,289	$2,416,219	$60,983,508
Share-based compensation	20,000	20,000	-	-	128,750	-	-	-	148,750	-	148,750
Issuance of ordinary shares upon cashless exercise of warrants	120,000	120,000	-	-	(120,000)	-	-	-	-	-	-
Issuance of ordinary shares upon warrant exchange	49,840	49,840	-	-	(49,840)	-	-	-	-	-	-
Issuance of ordinary shares upon exercise of pre-funded warrants	435,181	435,181	-	-	(435,181)	-	-	-	-	-	--
Additional issuance of ordinary shares for fractional shares shareholders*	3	3	-	-	(3)	-	-	-	-	-	-
Imputed interest on related party loan	-	-	-	-	(459,625)	-	-	-	(459,625)	-	(459,625)
Net loss	-	-	-	-	-	-	(8,692,370)	-	(8,692,370)	(586,325)	(9,278,695)
Equity issuance by subsidiary to non-controlling interest	-	-	-	-	-	-	-	-	-	3,000,000	3,000,000
Disposal of the VIE and its subsidiaries	-	-	-	-	-	(276,534)	276,534	-	-	(2,515,791)	(2,515,791)
Appropriation to statutory reserve	-	-	-	-	-	17,118	(17,118)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,169,517)	(1,169,517)	244,056	(925,461)
Balance as of September 30, 2025	732,031	$732,031	$(7,800)	$-	$81,240,651	$106,655	$(30,520,902)	$(3,156,108)	$48,394,527	$2,558,159	$50,952,686

*	Giving retroactive effect to the 40 to 1 reverse share split on April 12, 2024 and 25 to 1 reverse share split on November 7, 2025, while the concurrent changes in par value of ordinary shares of the Company from $1.00 to no par value will be reflected prospectively in the consolidated financial statements (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Year Ended September 30,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(3,857,800)	$(5,862,065)	$(9,458,538)
Net (loss) income from discontinued operation	(3,400,513)	(2,223,731)	179,843
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	2,907	101,964	172,081
Imputed interest on loans to a related party	-	-	(198,799)
Provision for inventory valuation allowance	91,874	19,979	28,552
Depreciation and amortization	452,383	666,672	665,828
Share-based compensation	1,260,339	379,487	148,750
Gain on short-term investments	-	-	(16,546)
Share of loss of equity method investments	56,887	44,401	73,558
Impairment loss of long-term equity investments	-	3,040,113	3,520,660
Impairment loss of intangible assets	-	-	1,401,416
Impairment loss of goodwill	1,792,392	1,362,441	1,732,454
Fair value changes in contingent asset	(979,770)	265,205	-
Deferred tax benefit (expenses)	(120,686)	(802,471)	964,245
Changes in operating assets and liabilities:
Accounts receivable	182,126	(5,395,436)	(3,894,298)
Notes receivable	31,191	(2,776)	(5,685)
Advances to suppliers	(4,010,153)	(5,737,392)	1,911,384
Inventories	(524,430)	303,263	104,053
Amounts due from related parties, current	(126,799)	(352,875)	176,037
Prepaid expenses and other current assets	(6,201,391)	610,790	(304,773)
Other non-current assets	(2,193,698)	-	266,205
Accounts payable	133,336	26,086	92,348
Advances from customers	225,552	(246,879)	18,763
Income tax payable	55,493	(17,955)	12,206
Amounts due to related parties, current	-	336,605	(461,983)
Accrued expenses and other payables	2,998,419	2,223,613	(107,586)
Net cash used in operating activities from continuing operations	(10,731,828)	(9,037,230)	(3,159,668)
Net cash provided by (used in) operating activities from discontinued operation	8,840,202	(1,271,503)	952,699
Net cash used in operating activities	(1,891,626)	(10,308,733)	(2,206,969)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(3,252,217)	(4,124,212)	(2,075,590)
Purchase of land use right	(1,729,035)	-	-
Cash paid for advances on customized equipment purchases	(7,221,017)	-	-
Maturities of a short-term investment	-	-	1,573,650
Proceeds from a short-term investment	-	(1,557,104)	-
Purchases of long-term investments	(10,687,851)	(3,996,882)	-
Prepayment for intent long-term investment	(2,835,552)	-	-
Loans to related parties	(5,138,074)	(6,805,149)	(4,160,652)
Collection of loans to related parties	4,589,944	3,738,045	2,788,458
Loans to third parties	-	(194,328)	(1,802,426)
Receipt of contingent asset in the acquisition of Changzhou Sixun	-	694,030	-
Net cash outflow from disposal of the VIE and its subsidiaries	-	-	(22,099)
Net cash outflow due to acquisition of Changzhou Sixun	(572,296)	-	-
Net cash used in investing activities from continuing operations	(26,846,098)	(12,245,600)	(3,698,659)
Net cash provided by investing activities from discontinued operation	5,656,982	1,003,079	202,891
Net cash used in investing activities	(21,189,116)	(11,242,521)	(3,495,768)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	1,034,977	5,635,523	3,327,556
Repayments of short-term borrowings	(283,555)	(1,318,657)	(5,046,794)
Proceeds from long-term borrowings	4,536,883	3,443,778	-
Repayments of long-term borrowings	-	-	(616,984)
Loans from related parties	675,067	619,746	3,612,539
Repayments of loans from related parties	-	(249,851)	(1,794,523)
Loans from third parties	-	1,388,060	693,241
Repayment of loans from third parties	-	-	(1,386,482)
Cash receipts from equity issuance, net of issuance cost	31,848,983	-	-
Equity issuance by subsidiary to non-controlling interest	-	-	3,000,000
Net cash provided by financing activities from continuing operations	37,812,355	9,518,599	1,788,553
Net cash used in financing activities from discontinued operation	(1,642,448)	(886,371)	(8,344)
Net cash provided by financing activities	36,169,907	8,632,228	1,780,209

Effect of exchange rate changes	(248,388)	124,338	(19,441)

Net increase (decrease) in cash, cash equivalents and restricted cash	12,840,777	(12,794,688)	(3,941,969)
Cash, cash equivalents and restricted cash, at beginning of year	4,413,218	17,253,995	4,459,307
Cash, cash equivalents and restricted cash, at end of year	$17,253,995	$4,459,307	$517,338

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$17,253,120	$3,472,161	$517,338
Restricted cash	875	987,146	-
Total cash, cash equivalents, and restricted cash	$17,253,995	$4,459,307	$517,338

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$2,485	$38,063	$49,026
Interest paid	$40,007	$413,803	$590,525
Shares issued for acquisition of Changzhou Sixun	$8,080,448	$-	$-
Receivable accrued for the gain from the contingent assets in the acquisition of Changzhou Sixun	$947,178	$265,205	$-
Increase of non-controlling interests from acquisition of Changzhou Sixun	$273,698	$-	$-
Issuance of ordinary shares upon cashless exercise of warrants	$31,842	$5,360	$120,000
Issuance of ordinary shares upon warrants exchange	$-	$-	$49,840
Issuance of ordinary shares upon exercise of pre-funded warrants	$-	$-	$435,181
Recognition of right-of-use assets and lease liabilities	$192,582	$58,293	$2,692

The accompanying notes are an integral part of these financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. As a holding company with no material operations of its own, EZGO conducts its business in the People’s Republic of China (“PRC”) through its subsidiaries, mainly including sales of battery cells and packs, electronic control systems and second-hand machinery, provision of maintenance services and other services. Prior to the termination of the variable interest entity (“VIE”) Agreements (see Note 4), EZGO also engaged in sales of e-bicycles through the VIE and its subsidiaries in China. On September 25, 2025, EZGO Technologies Group Co., Ltd. (“Changzhou EZGO”), the VIE, and shareholders of the VIE entered into a termination agreement and terminated the VIE contractual agreements, dated November 8, 2019 ( the “VIE Agreements”). Following the termination, EZGO no longer conducts its e-bicycle business through the VIE and its subsidiaries. The consolidated financial statements (“CFS”) reflect the activities of EZGO and the following entities: its subsidiaries, and, for the period prior to September 25, 2025, its VIE and the VIE’s subsidiaries (the “Group”).

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
China EZGO Group Limited (“EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100% owned by EZGO	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”)	August 6, 2021	PRC	100% owned by EZGO HK	Investment holding company
EZGO Technologies Group Co., Ltd. (“Changzhou EZGO”)	June 12, 2019	PRC	95.24%owned by EZGO HK*	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100% owned by Changzhou EZGO**	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100% owned by Changzhou EZGO	Distribution and trade of battery packs
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100% owned by Jiangsu New Energy	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60% owned by Changzhou Sixun	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	100% owned by Changzhou Higgs	Equipment maintenance and repairment

Former VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”)	July 30, 2019, disposed of on September 25, 2025	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014, disposed of on September 25, 2025	PRC	80.87% owned by VIE	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018, disposed of on September 25, 2025	PRC	100% owned by VIE	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018, disposed of on September 25, 2025	PRC	51% owned by VIE	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

*	On April 7, 2025, $3,000,000 of equity was issued by Changzhou EZGO to a non-controlling interest.

**	On June 23, 2025, the Group acquired 40% equity interest of Jiangsu Supply Chain with no consideration.

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

Each VIE Agreements is described below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and each equity holder of Jiangsu EZGO, each equity holder irrevocably authorizes Changzhou EZGO to exercise his or her rights as an equity holder of Jiangsu EZGO, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu EZGO and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each equity holder of Jiangsu EZGO irrevocably granted Changzhou EZGO an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules, and regulations, all of the equity interest and assets in Jiangsu EZGO from each equity holder. The equity holders of Jiangsu EZGO agree that, without the prior written consent of Changzhou EZGO, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO for the equity, whichever is lower. The purchase price for the assets is to be the minimum permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Exclusive Management Consulting and Technical Service Agreement (“EMCTSA”)

Pursuant to the EMCTSA, dated November 8, 2019, between Changzhou EZGO and Jiangsu EZGO, Jiangsu EZGO agrees to engage Changzhou EZGO as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by Changzhou EZGO from time to time as necessary. Jiangsu EZGO shall pay Changzhou EZGO service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by CHANGZHOU EZGO in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. Changzhou EZGO exclusively owns any intellectual property arising from the performance of the EMCTSA. The EMCTSA is effective for 20 years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The EMCTSA shall be extended automatically by the expiry thereof, until Changzhou EZGO’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by Changzhou EZGO in writing. During the term of the EMCTSA, Jiangsu EZGO may not terminate the agreements except in the case of CHANGZHOU EZGO’s gross negligence or fraud, or this agreement or laws provide otherwise. Changzhou EZGO may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among Changzhou EZGO, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO pledged the 100% equity interests in Jiangsu EZGO to Changzhou EZGO to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and EMCTSA. If any event of default as provided for therein occurs, Changzhou EZGO, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, Changzhou EZGO, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of SAMR in accordance with the PRC Property Rights Law.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, Changzhou EZGO agrees to provide Jiangsu EZGO with loans of different amounts with interest of 24% according to Jiangsu EZGO’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu EZGO shall not repay in advance without the written consent of Changzhou EZGO while in case of certain circumstances, Jiangsu EZGO must repay the loan in advance upon Changzhou EZGO’s written request.

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

EZGO believes the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiary and VIE;

●	limit the Group’s business expansion in PRC by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Group’s PRC subsidiary and VIE may not be able to comply;

●	require the Group or the Group’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in PRC.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Liquidity and Capital Resources

For the years ended September 30, 2023, 2024 and 2025, the Group incurred operating losses of $3,186,786, $2,333,500 and $3,355,234, respectively, and experienced operating cash outflows of $1,891,626, $10,308,733 and $2,206,969, respectively. These historical operating losses and negative operating cash flows reflect ongoing liquidity pressure and initially raised substantial doubt about the Group’s ability to meet its obligations as they become due. As of September 30, 2025, the Group had cash and cash equivalents of $517,338.

As of September 30, 2025, the Group borrowed $10,726,226 from banks in the PRC, of which $5,003,512 is due within a year and the remaining of $5,722,714 is due more than a year. The Group has historically renewed or refinanced its short-term borrowings upon maturity; however, there can be no assurance that such refinancing will continue to be available on acceptable terms. As of September 30, 2025, the Group prepaid $6,884,675 to suppliers for the purchase of production equipment. Subsequent to the year-end, the related purchase transactions were terminated, and the suppliers agreed to refund the full amount by January 2026. As of the issuance date of these financial statements, $4,127,054 has been collected.

To address liquidity pressure and support its ability to continue as a going concern, the management has implemented the following measures, including:

(i)	On December 22, 2025, the Group entered into a funding support agreement with a shareholder in the amount of up to RMB25,000,000 ($3,511,729). This agreement will expire on December 31, 2026. The Group can rely on the funding support to ensure the sufficiency of its cash flow through the next twelve months since the issuance of the consolidated financial statements.

(ii)	In November 2025, the Group filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, pursuant to which the Group may offer and sell, from time to time, up to an aggregate amount of US$200.0 million of its securities, including ordinary shares, debt securities, warrants, rights or units. This shelf registration provides the Company with flexibility to access the capital markets, if needed, to support its liquidity and working capital requirements. However, there can be no assurance as to the timing, amount or terms of any such financing.

(iii)	The Group is continually making efforts to improve operating efficiency and reducing discretionary spending, including optimization in general and administrative headcount and reduction in general and administrative expenditures.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Consolidation

The CFS includes the financial statements of EZGO, its subsidiaries, VIE and VIE’s subsidiaries (for the period prior to September 25, 2025) for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Group and its subsidiaries were eliminated in consolidation.

A non-controlling interest in a subsidiary of the Group is the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net loss and other comprehensive loss attributable to non-controlling shareholders is presented as a separate component on the Consolidated Statements of Operations and Comprehensive Loss.

(c) Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. The Group shall classify as an asset a right to the return of previously transferred consideration if specified conditions are met. Where the consideration in an acquisition includes contingent consideration, and the receivable of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. It is subsequently carried at fair value with changes in fair value reflected in earnings. In the acquisition of Changzhou Sixun, the Sellers (as defined in Note 3) undertakes that if Changzhou Sixun and its subsidiary fail to meet the specific performance indicators as stated in the equity transfer agreement by 100% in each fiscal year 2023 to 2025, the Sellers shall pay the Group for a certain amount based on the uncompleted portion in the respective fiscal year 2023 to 2025. On March 27, 2024, the Sellers entered into a supplemental agreement with the Group, to terminate the term on the compensation for committed financial performance after the Sellers paid the compensation of $694,030 (RMB5,000,000). As of September 30, 2024, the balance of the contingent assets was nil due to the receipt of this payment, and the changes of the fair value of this contingent asset was $265,205 for the year ended September 30, 2024.

(d) Use of estimates

The preparation of CFS in conformity with U.S. GAAP requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets at the date of the CFS and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including, but not limiting to, allowance for credit losses, non-marketable equity investments and determination of other-than-temporary impairment, inventory provision, goodwill impairment, initial measurement of leases, revenue recognition, fair value of the warrants, share-based compensation arrangements, contingencies, the useful lives of property, plants and equipment, and intangible assets, impairment of investments and long-lived assets, valuation allowance for deferred tax assets, and uncertain tax opinions. Actual results could differ from those estimates.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operation as assets of discontinued operation, and liabilities of discontinued operation in the Consolidated Balance Sheets. The results of discontinued operation were reflected separately in the Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories were separately presented in the Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

(f) Fair value measurement

The Group applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value (“FV”), establishes a framework for measuring FV and expands financial statement disclosure requirements for FV measurements. ASC Topic 820 defines FV as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the FV.

The carrying amounts of the Group’s financial instruments approximate their FVs because of their short-term nature. The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, amounts due to related parties, short-term borrowings and accounts payable.

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

(i) Short-term investments

Short-term investments include fixed deposit receipt, which is classified based on the nature and characteristics. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

(j) Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), the Group estimates and records an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Group’s accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheets are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(k) Accounts receivable

Accounts receivable are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. For the years ended September 30, 2023, 2024 and 2025, the Group recorded allowance for credit losses of $2,907, $101,964 and $172,081 from continuing operations, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Inventories

Inventories primarily consist of 1) raw materials purchased for components and parts for manufacturing electronic control system; 2) work in progress of distributed photovoltaic engineering in construction and electronic control system; and 3) finished goods including battery packs and electronic control systems, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the value of inventories, in their disposal or in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(m) Advances to suppliers

Advances to suppliers refer to advances for the purchase of materials or other service agreements. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. For the years ended September 30, 2023, 2024 and 2025, the Group recorded no impairment loss from continuing operations, respectively, against advances to suppliers.

(n) Property, plant and equipment

Property, plant and equipment includes furniture, fixtures and office equipment, vehicles and construction in progress. Construction in progress includes direct costs that are related to the construction of property, equipment, and software, and are incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment the depreciation of these assets commences when the assets are ready for their intended use. Interest associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the capitalization rate to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.

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

Estimated useful life
Furniture, fixtures and equipment	3-5 years
Vehicles	4-10 years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Intangible assets, net

The Group performs valuation of intangible assets arising from business combinations to determine the relative FV to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at FV. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	5 years
Software copyright	5 years

(o) Land use right

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the useful life of land use right. In January 2023, Jiangsu New Energy acquired the land use right from local government for the purpose of building manufacturing plants in Changzhou, Jiangsu Province. The land use right has a term of 50 years and expires on January 5, 2073. For the years ended September 30, 2023, 2024 and 2025, amortization expenses were $25,936, $33,856 and $33,817, respectively.

(p) Goodwill

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Group first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Group recognized $1,792,392, $1,362,441 and $1,732,454 impairment loss of goodwill from the acquisition of Changzhou Sixun for the years ended September 30, 2023, 2024 and 2025, which was recognized in the Consolidated Statements of Operations. As of September 30, 2024 and 2025, the carrying amount of goodwill was $1,780,569 and nil, respectively.

(q) Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Group recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Group did not record any impairment charge for the years ended September 30, 2023,2024. For the year ended September 30, 2025, the Group recorded impairment losses of intangible assets of $1,401,416. The impairment was primarily attributable to the deterioration in the operating performance of the electronic control system segment, which indicated that the carrying amount of the related intangible asset may not be recoverable. The impairment assessment was performed in accordance with ASC 360, and the impairment loss was measured as the excess of the carrying amount over the estimated fair value of the intangible asset.

(r) Long term investments

Long-term investments are the Group’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable FVs.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Long term investments (continued)

(1) Equity investments accounted for using the equity method

Equity investments are comprised of investments in privately held companies. In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Group uses the equity method to account for an equity investment over which it has the ability to exercise significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group has historically provided financial support to certain equity investees in the form of loans. If the Group’s share of the undistributed losses exceeds the carving amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Group assess its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash bur rate, and other company-specific information including recent financing rounds.

Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the Consolidated Statements of Operations.

(2) Equity investment without readily determinable FVs

In accordance with ASC 321, Investments - Equity Securities, equity investment without readily determinable FVs refers to the investment over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the Consolidated Statements of Operations. The Group makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and FV in the Consolidated Statements of Operations.

(s) Value-added tax (“VAT”)

EZGO’s PRC subsidiaries are subject to value-added tax for providing services and sales of products. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Group reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations.

(t) Lease

The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses for lease payments on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or restricted covenants.

Operating lease right-of-use assets

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Lease (continued)

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. The Group’s lease payments included in the measurement of the lease liability only comprises fixed lease payments. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments.

As of September 30, 2024 and 2025, the Group’s operating leases related to continuing operations recognized under ASC 842 included right-of-use assets of nil and $1,405, recorded in other non-current assets, and lease liabilities of nil and $2,809, recorded in other payables, which are expected to be fully settled within one year. The lease liabilities were measured using a weighted average discount rate of 3.81%, nil and 3.23%, and lease payments of $7,713, nil and $80 were made during the years ended September 30, 2023, 2024 and 2025, respectively.

(u) Revenue recognition

The Group recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Group’s revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

The Group sells products to different customers, primarily battery cells and packs, e-bicycles (see Note 16 Discontinued Operation), electronic control systems and second-hand machinery. The Group identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as the principal. The revenue is recognized when the Group satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

The Group generally provides different warrant periods for different products: a six-month warranty period for battery packs, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2024 and 2025, there is no warranty claim by customer and the Group did not accounted provision for warranty cost related to product quality issues in the consolidated balance sheets as the Group believes that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

The Group provides comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance services. In accordance with the detailed requirements in the contract, the Group implements a targeted maintenance strategy for machines in need of repair. The Group identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as the principal. The revenue is recognized when the Group satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Revenue recognition (continued)

Revenue from other services

The Group also provides other services, mainly including photovoltaic engineering contracting. The Group identifies one performance obligation in the provision of services in the contract, and recognizes revenue when the Group satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Group does not directly engage in the construction but rather serves as an intermediatory to connect the party awarding the contract with suitable contractors. Therefore, the Group presents the revenue from photovoltaic engineering contracting on a net basis as the Group acts as an agent.

The following table identifies the disaggregation of the Group’s revenues from continuing operations for the years ended September 30, 2023, 2024 and 2025, respectively:

	Year Ended September 30,
	2023	2024	2025
Battery cells and packs segment	$8,001,323	$16,318,839	$18,781,695
Sales of products	8,001,323	16,318,839	18,781,695
Electronic control system	834,148	1,401,783	1,069,278
Sales of products	834,148	1,401,783	1,069,278
Others	327,630	501,538	635,094
Sales of products	-	97,495	53,408
Maintenance services	184,029	395,246	581,686
Other services	143,601	8,797	-
Net revenues	$9,163,101	$18,222,160	$20,486,067

Contract balance

Contract liabilities primarily consist of advances from customers.

Advances from customers amounted to $143,723 and $160,687 as of September 30, 2024 and 2025, respectively. Revenue included in the beginning balance of advances from customers and recognized during the years ended September 30, 2023, 2024 and 2025 amounted to $147,807, $206,516 and $76,296, respectively.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. The Group has no contract assets as of September 30, 2024 and 2025.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers and the Group expects the benefit of those costs to be longer than one year.

(v) Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, material cost, and other overhead expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salaries expenses for sales personnel, (ii) rental fees related to selling and marketing activities, (iii) travel expenses related to selling and marketing activities, (iv) advertisement and business promotion expenses and (v) other miscellaneous selling expenses. Advertisement and business promotion expenses mainly represent the advertising and sponsorship expenses incurred to promote the Group’s brand image and awareness and are recognized as incurred. For the years ended September 30, 2023, 2024 and 2025, advertisement and business promotion expenses were $77,361, $5,751 and $42, respectively.

(x) General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and welfares for general and administrative personnel, (ii) professional service fees, (iii) share-based compensation, (iv) insurance fees, (v) credit losses expenses, (vi) depreciation related to general and administrative departments and (vii) other corporate expenses.

(y) Research and development expenses

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/ operation stages. The Group has not capitalized any costs related to internal use software for the years ended September 30, 2023, 2024 and 2025, respectively.

(z) Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date FVs.

The Group elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Group also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

(aa) Income taxes

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,250). In the case of transfer pricing issues, the statute of limitations is 10 years. There is no statute of limitations for tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab) Deferred taxes

Current income taxes are provided in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

(ac) Warrants

The Group account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480 Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. The Group has analyzed its warrants and determined they are freestanding instruments that do not meet the definition of a liability under ASC 480 and satisfy the requirements for equity classification under ASC 815.

(ad) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which is not attributable. directly or indirectly to the Group as the controlling shareholder. Non-controlling interests are presented as a separate component of equity in the Consolidated Balance Sheets. Consolidated net (loss) income on the Consolidated Statements of Operations includes the net income attributable to non-controlling interests. The accumulative net income attributable to non-controlling interests are recorded as non-controlling interests in the Consolidated Balance Sheets.

(ae) Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in PRC is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in HK is the U.S. dollar. For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and except for receivables from a shareholder, other equity items are translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive losses in the Consolidated Statements of Operations and Comprehensive Loss.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ae) Foreign currency translation (continued)

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheets date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Consolidated Balance Sheets amounts, with the exception of equity, as of September 30, 2024 and 2025 were translated at RMB7.0176 to $1.00 and at RMB7.1190 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Cash Flows for the fiscal years ended September 30, 2023, 2024 and 2025 were RMB7.0533 to $1.00, RMB7.2043 to $1.00 and RMB7.2125 to $1.00, respectively.

(af) Segment reporting

During the year ended September 30, 2025, the Group adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The adoption did not change the Group’s operating segment determination and did not have a material impact on the consolidated financial statements.

The Group organized its operations into three operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performances of the Group.

The Group determined it has three operating segments: (1) sales of battery cells and packs, (2) sales of electronic control system and intelligent robot and (3) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Group’s long-lived assets are substantially all located in the PRC and the vast majority of the Group’s revenue and expenses are derived from within the PRC, no geographical segments are presented.

(ag) Net loss per ordinary share

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ah) Comprehensive loss

Comprehensive loss is comprised of the Group’s net loss and other comprehensive (loss) income. The components of the other comprehensive (loss) income consist of foreign currency translation adjustments.

(ai) Commitments and contingencies

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

(aj) Recent accounting standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aj) Recent accounting standards (continued)

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

Other accounting standards updates issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3. ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Group completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (“the Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu New Energy, for RMB59,400,000 ($8,748,288). In this acquisition, Changzhou Sixun was set as a target company to hold 60% of the equity of Changzhou Higgs Intelligent Technologies Co., Ltd. (“Changzhou Higgs”).

The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. The Group is deemed to be the accounting acquirer. The Group completed the valuations necessary to assess the FV of the acquired assets and liabilities with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the acquisition dates.

Goodwill arising from the acquisition of Changzhou Sixun

	As of September 30,
	2024	2025
Beginning balance	$3,057,943	$1,780,569
Goodwill impairment	(1,362,441)	(1,732,454)
Foreign currency translation adjustment	85,067	(48,115)
Ending balance	$1,780,569	$-

For the years ended September 30, 2023, 2024 and 2025, the Group recognized $1,792,392, $1,362,441 and $1,732,454 impairment loss of goodwill related to the acquisition of Changzhou Sixun, respectively. As of September 30, 2024 and 2025, the carrying amount of goodwill was $1,780,569 and nil, respectively.

4. DISPOSAL OF SUBSIDIARIES AND VIE

On February 13, 2023, the Group entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (“Sutai”) to transfer 100% of the equity interests of Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”), a wholly-owned subsidiary of Jiangsu EZGO, to Sutai for $6,141,721 (RMB44,810,000). The Group recognized a loss of $2,535,370 from the disposal of Tianjin Jiahao, which was included in the net loss from discontinued operations of the Consolidated Statements of Operations for the year ended September 30, 2023.

On April 3, 2023, Changzhou Yizhiying entered into an equity transfer agreement with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) to transfer 80% equity interest of Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”), a subsidiary of Changzhou Yizhiying, to Mizhiyan for $307,018 (RMB2,240,000). The Group recognized a gain of $941,714 from the disposal of Tianjin Dilang, which was included in the net loss from discontinued operations of the Consolidated Statements of Operations for the year ended September 30, 2023.

On September 25, 2025, Changzhou EZGO, Jiangsu EZGO, and shareholders of Jiangsu EZGO entered into a termination agreement pursuant to which the VIE Agreements were terminated. Subsequent to the termination of the VIE Agreements, the Group does not have a VIE Structure and ceased to be the primary beneficiary of the VIE and its subsidiaries. The consideration for the disposal of the VIE and its subsidiaries was nil, and the Group recognized a gain on disposal of the VIE and its subsidiaries of $537,519 for the year ended September 30, 2025.

The operations results from the VIE and its subsidiaries’ operations for the years ended September 30, 2023, 2024 and 2025 were reflected in discontinued operation as disclosed in Note 16.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5. ACCOUNTS RECEIVABLE, NET

As of September 30, 2024 and 2025, accounts receivable and allowance for credit losses consisted of the following:

	As of September 30,
	2024	2025
Accounts receivable	$7,909,633	$11,742,416
Less: allowance for credit losses	(107,598)	(280,407)
Accounts receivable, net	$7,802,035	$11,462,009

Accounts receivable are considered overdue after 180 days, the general credit term the Group offers to its customers. As of September 30, 2024 and 2025, the overdue accounts receivable, net of allowance for credit losses, aging between 180 days and one year were $128,571 and $377,748, respectively.

The movement of allowance for credit losses of accounts receivable were as follows:

	For the year September 30,
	2023	2024	2025
Balance at beginning of the year	$-	$2,810	$107,598
Changes in credit losses	2,907	101,964	172,081
Foreign currency translation adjustment	(97)	2,824	728
Balance at the end of the year	$2,810	$107,598	$280,407

For the years ended September 30, 2023, 2024 and 2025, the Group recorded credit losses of $2,907, $101,964 and $172,081 from continuing operations, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVESTMENTS, NET

As of September 30, 2024 and 2025, investments consisted of the following:

	As of September 30,
	2024	2025
Short-term investments:
Fixed deposit receipt	$1,557,104	$-
Total short-term investments	1,557,104	-
Long-term investments:
Investments accounted for using the equity method (1)	11,510,894	11,272,414
Investments without readily determinable FVs (2)	6,467,256	6,375,140
Total long-term investments	17,978,150	17,647,554
Impairment of long-term investments	(3,120,994)	(6,643,439)
Total long-term investments, net	14,857,156	11,004,115
Total investments	$16,414,260	$11,004,115

(1)	In March 2023, the Group acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership for $6,853,070 which was accounted for using the equity method. In September 2024, the Group paid $4,075,467 to acquire 40% equity interest of Shanghai Mingli New Energy Technology Co., Ltd. (“Shanghai Mingli”).

(2)	In September 2022, the Group acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. (“Chongqing Chenglu”) for $3,479,252. In January 2024, the Group acquired 3.6554% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership) for $2,849,977. The Group invested in these investees as strategic investments to seize future market opportunities in the new energy industry. The Group has neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

The movement of the carrying amount of long-term investment were as follows for the years ended September 30, 2024 and 2025:

	As of September 30,
	2024	2025
Beginning balance	$10,674,802	$14,857,156
Addition of investments accounted for using the equity method	3,969,851	-
Addition of investments without readily determinable fair values	2,776,120	-
Proportionate share of the equity investee’s net loss	(44,401)	(73,558)
Impairment loss of investments without readily determinable fair values	(3,040,113)	(3,255,838)
Impairment loss of investments accounted for using the equity method	-	(264,822)
Foreign currency translation adjustment	520,897	(258,823)
Ending balance	$14,857,156	$11,004,115

As of September 30, 2025, equity method investments held by the Group in aggregate met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Group is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended September 30,
	2023	2024	2025
Operating data:
Revenue	$198,511	$802,140	$2,811,881
Cost of revenue	239,357	686,245	2,025,010
Loss from operations	(195,776)	(485,008)	(194,278)
Net loss	(196,177)	(498,095)	(199,452)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVESTMENTS, NET (CONTINUED)

	As of September 30,
	2024	2025
Balance sheets data:
Current assets	$11,739,363	$14,008,896
Non-current assets	15,194,546	14,997,857
Current liabilities	16,090,730	18,520,211

In September 2024, the Group acquired a 40% equity interest in Shanghai Mingli New Energy Technology Co., Ltd. for $4,075,467. In addition, as of September 30, 2025, the Group had outstanding loans to Shanghai Mingli of $7,888,996. Based on the level of the Group’s investment and exposure, Shanghai Mingli met the significance criteria under Rule 4-08(g) of Regulation S-X as of September 30, 2025. Therefore, the Group has presented summarized financial information for its equity method investments in the aggregate, as set forth below.

	Year ended September 30,
	2024	2025
Operating data:
Revenue	$-	$-
Cost of revenue	-	-
Loss from operations	(341,284)	(1,313)
Net loss	(341,284)	(1,313)

	As of September 30,
	2024	2025
Balance sheets data:
Current assets	$1,203	$6,801
Non-current assets	13,468,079	13,295,981
Current liabilities	14,460,845	14,281,628

7. INVENTORIES

As of September 30, 2024 and 2025, inventories and reserve of inventories consisted of the following:

	As of September 30,
	2024	2025
Raw materials (1)	$274,199	$310,520
Finished goods (2)	217,248	70,624
Work in progress (3)	31,493	-
Inventories	$522,940	$381,144

(1)	Raw materials included components and parts for manufacturing electronic control systems and the provision of maintenance service.

(2)	Finished goods included battery packs and electronic control systems.

(3)	Work in progress included work in progress of electronic control systems.

For the years ended September 30, 2023, 2024 and 2025, the Group made provision for inventory valuation allowance of $91,874, $19,979 and $28,552, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8. ADVANCES TO SUPPLIERS

As of September 30, 2024 and 2025, advances to suppliers consisted of the following:

	As of September 30,
	2024	2025
Prepayment for purchase of battery packs	$16,637,595	$9,138,389
Others	251,990	144,364
Advances to suppliers	$16,889,585	$9,282,753

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of September 30,
	2024	2025
Receivable from third parties (1)	$270,035	$7,569,341
Prepaid expenses	61,440	71,317
Security deposits	35,197	34,696
Deductible input VAT	255,246	450
Others	20,152	49,250
Prepaid expenses and other current assets	$642,070	$7,725,054

(1)	Receivables from third parties primarily consisted of the following as of September 30, 2025:

i.	Refunds of prepayment for purchase of battery packs: as of September 30, 2025, an amount of $5,309,710 previously prepaid to a supplier in connection with battery purchase was then negotiated to be repaid in instalments between the Group and the supplier. The Group further entered into an offset agreement with the supplier on October 20, 2025, under which the Group agreed to accept three patent rights from the supplier to settle the respective creditor’s rights and debtor’s obligations. The patent rights were transferred to the Group in November 2025.

ii.	A loan provided to a third party, with an annual interest rate of 4% and a maturity date of June 22, 2026, and accrued interest receivables.

10. PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2024 and 2025, property, plant and equipment, net consisted of the following:

	As of September 30,
	2024	2025
Construction in progress (1)	$7,766,316	$9,782,541
Vehicles	116,328	114,671
Furniture, fixtures and equipment	25,044	30,514
Subtotal	7,907,688	9,927,726
Less: accumulated depreciation	(63,122)	(92,716)
Property, plant and equipment, net	$7,844,566	$9,835,010

(1)	Addition of $3,095,981, $4,670,335 and $2,016,225 were related to the construction of Changzhou manufacturing plants incurred for the years ended September 30, 2023, 2024 and 2025, respectively. For the years ended September 30, 2023, 2024 and 2025, $33,270, $320,361 and $344,578 of interest expense from the long-term borrowings from Bank of Jiangnan were capitalized in the construction of Changzhou manufacturing plant respectively.

For the years ended September 30, 2023, 2024 and 2025, depreciation expenses were $13,131, $27,768 and $30,098, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. INTANGIBLE ASSETS, NET

As of September 30, 2024 and 2025, intangible assets, net consisted of the following:

	As of September 30,
	2024	2025
Patents	$2,447,865	$2,412,999
Software copyright	638,573	629,478
Subtotal	3,086,438	3,042,477
Accumulated amortization	(1,028,813)	(1,622,654)
Impairment	-	(1,419,823)
Intangible assets, net	$2,057,625	$-

Intangible assets including patents and software copyright which were considered as identifiable assets in the business acquisition of Changzhou Sixun (Note 3) and were recognized based on fair value and a valuation report was issued by an independent third-party valuation specialist.

For the years ended September 30, 2023, 2024 and 2025, amortization expenses of intangible assets were $409,442, $601,291 and $600,607, respectively. For the years ended September 30, 2023, 2024 and 2025, impairment loss of intangible assets were nil, nil and $1,401,416, respectively.

12. OTHER NON-CURRENT ASSETS

As of September 30, 2024 and 2025, other non-current assets consisted of the following:

	As of September 30,
	2024	2025
Prepayment for purchase of customized equipment (1)	$7,257,752	$6,884,675
Prepaid construction fee	1,238,336	1,190,877
Long-term security deposit for land use right (2)	630,504	621,523
Deductible input VAT	-	283,420
Loans to third parties (3)	-	69,051
Others	-	1,405
Other non-current assets	$9,126,592	$9,050,951

(1)	In May 2023, the Group entered into procurement agreements (the “Procurement Agreements”) with three suppliers for the purchase of production equipment. In October and November 2025, the Group entered into three termination agreements. Pursuant to the termination agreements, the customized equipment purchase transactions were terminated, and the suppliers agreed to refund the previously made prepayments of $6,884,675 for equipment purchases by January 2026. As a result, the related capital commitments were relieved upon execution of the termination agreements.

(2)	The balance is the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District guaranteeing the Group’s investment in the construction of Changzhou manufacturing plants, which will be collected by June 2027.

(3)	Loans to third parties consisted of:

i.	A loan provided to a third party, with an annual interest rate of 4% and a maturity date of June 7, 2027.

ii.	An interest-free loan provided to a third party, with a maturity date of October 15, 2026.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. BORROWINGS

As of September 30, 2024 and 2025, the borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

Creditor	Interest rate	Borrowing date	Maturity date	As of September 30, 2024	As of September 30, 2025
Bank of Jiangsu (1)	3.80%	12/19/2023	12/15/2024	$569,995	$-
Bank of Jiangsu (2)	5.80%	1/25/2024	1/25/2025	113,999	-
Bank of Jiangsu (3)	3.30%	8/30/2024	8/27/2025	997,492	-
Bank of Jiangsu (4)	2.90%	8/28/2025	8/27/2026	-	913,050
Bank of Jiangsu (5)	2.85%	9/1/2025	8/31/2026	-	561,876
Bank of Nanjing (6)	3.50%	9/11/2024	9/9/2025	712,494	-
Bank of Nanjing (7)	3.30%	9/9/2025	3/8/2026	-	491,642
Agricultural Bank of China (8)	3.05%	12/29/2023	12/21/2024	1,367,989	-
Agricultural Bank of China (9)	3.20%	6/26/2024	6/16/2025	1,424,989	-
Agricultural Bank of China (10)	2.85%	4/27/2025	4/23/2026	-	1,404,692
Total short-term borrowings				$5,186,958	$3,371,260
Bank of Jiangnan (11)	4.80%	6/25/2022	12/31/2025	634,120	816,126
Bank of Jiangnan (11)	4.80%	6/25/2022	6/30/2026	-	816,126
Total long-term borrowing, current				$634,120	$1,632,252
Bank of Jiangnan (11)	4.80%	6/25/2022	6/21/2030	3,925,844	2,237,674
Bank of Jiangnan (11)	4.80%	11/15/2023	6/21/2030	1,823,985	1,798,005
Bank of Jiangnan (11)	4.80%	2/6/2024	6/21/2030	726,744	716,393
Bank of Jiangnan (11)	4.80%	7/18/2024	6/21/2030	984,667	970,642
Total long-term bank borrowing, non-current				$7,461,240	$5,722,714
Changzhou Zenith Technology Co., Ltd.(12)	nil	7/14/2025	7/13/2028	-	702,346
Total long-term borrowing from a third party, non-current				$-	$702,346
Total long-term borrowing, non-current				$7,461,240	$6,425,060
Total borrowings				$13,282,318	$11,428,572

(1)	On December 19, 2023, Changzhou Higgs obtained a non-revolving loan of RMB4,000,000 ($569,995) from Bank of Jiangsu, with an annual interest rate of 3.80% and a term of 12 months, which was guaranteed by Mr. Feng Xiao, the legal representative of Changzhou Higgs. On December 9, 2024, this loan was granted a term extension, with the annual interest rate maintained at 3.30% and the maturity date set to September 3, 2025.

(2)	On December 14, 2022, Changzhou EZGO obtained a revolving line of credit of RMB800,000 ($109,649) from Bank of Jiangsu with three years term from December 14, 2022 to December 14, 2025. On January 25, 2024, Changzhou EZGO withdrew RMB800,000 ($113,999) from this line of credit, with an annual interest rate of 5.80% and a term of 12 months, which was fully repaid as matured.

(3)	On August 30, 2024, Changzhou EZGO obtained a non-revolving loan of RMB7,000,000 ($997,492) from Bank of Jiangsu, with an annual interest rate of 3.30% and a term of 12 months, which was guaranteed by a third party, Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd., which was fully repaid as matured.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. BORROWINGS (CONTINUED)

(4)	On August 28, 2025, Changzhou EZGO obtained a non-revolving loan of RMB6,500,000 ($913,050) from Bank of Jiangsu, with an annual interest rate of 2.90% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye, the Chief Executive Officer and Director of the Group, Mr. Shuang Wu, the shareholder of Changzhou EZGO, Jiangsu New Energy and Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.

(5)	On September 1, 2025, Changzhou Higgs obtained a non-revolving loan of RMB4,000,000 ($561,876) from Bank of Jiangsu, with an annual interest rate of 2.85% and a term of 12 months, which was guaranteed by Mr. Feng Xiao.

(6)

On September 11, 2024, Changzhou EZGO entered a non-revolving loan facility of RMB5,000,000 ($712,494) with Bank of Nanjing, with an annual interest rate of 3.50% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye, Jiangsu New Energy and Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd., which was fully repaid as matured.

(7)	On September 9, 2025, Changzhou EZGO entered a non-revolving loan facility of RMB3,500,000 ($491,642) with Bank of Nanjing, with an annual interest rate of 3.30% and a term of 6 months, which was guaranteed by Mr. Jianhui Ye and Jiangsu New Energy.

(8)	On December 29, 2023, Jiangsu Supply Chain obtained a non-revolving loan of RMB9,600,000 ($1,367,989) from Agricultural Bank of China, with an annual interest rate of 3.05% and a term of 12 months. The loan was secured by the $1,500,000 certificate of deposit held by EZGO HK, which was fully repaid by the Group upon maturity.

(9)	On June 26, 2024, Changzhou EZGO obtained a non-revolving loan of RMB10,000,000 ($1,424,989) from Agricultural Bank of China, with an annual interest rate of 3.20% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye. The loan was fully repaid in advance on April 23, 2025.

(10)	On April 27, 2025, Changzhou EZGO obtained a non-revolving loan of RMB10,000,000 ($1,404,692) from Agricultural Bank of China, with an annual interest rate of 2.85% and a term of 12 months, which was guaranteed by Mr. Jianhui Ye and a third party, Jiangsu Changzhou High-tech Credit Financing Guarantee Co., Ltd.

(11)	On June 25, 2023, Jiangsu New Energy obtained a 7-year loan facility of up to RMB56,810,000 ($8,095,360) from Bank of Jiangnan with an annual interest rate of 4.80%, specified for expenditures on the construction of Changzhou manufacturing plant built, which will mature on June 21, 2030. As of September 30, 2024 and 2025, Jiangsu New Energy withdrew a total of RMB56,810,000 ($8,095,360) from this loan facility. The loan facility was guaranteed by Mr. Shuang Wu, and also pledged by the land use right of Jiangsu New Energy. The following is the principal repayment schedule for the long-term loan from Bank of Jiangnan as of September 30, 2025:

(12)	On July 14, 2025, Jiangsu New Energy obtained an interest-free loan from a third party, with a term of 3 years and maturing on July 13, 2028.

Scheduled repayments of long-term borrowings subsequent to September 30, 2025 are as follows:

Year ending September 30,	Repayment amount
2026	$1,632,252
2027	1,635,062
2028	2,337,408
2029	1,635,062
2030	817,528
Total	$8,057,312

For the years ended September 30, 2023, 2024 and 2025, the Group recorded interest expenses from continuing operations of $17,575, $82,963 and $130,508, respectively. For the years ended September 30, 2023, 2024 and 2025, $33,270, $320,361 and $344,578 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized form continuing operations in the construction of Changzhou manufacturing plant respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14. ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2024 and 2025, accrued expenses and other payables consisted of the following:

	As of September 30,
	2024	2025
Payroll payable	$322,474	$369,080
Other taxes payable (1)	307,580	348,301
Loans from third parties (2)	1,424,989	-
Other accrued expenses	258,681	223,699
Accrued expenses and other payables	$2,313,724	$941,080

(1)	The balance mainly was VAT payable of $299,621 and $339,459 as of September 30, 2024 and 2025, respectively.

(2)	The balance as of September 30, 2024 were interest-free loans from the third parties, which was fully repaid in October 2024.

15. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Group has transactions with during the years ended September 30, 2023, 2024 and 2025:

Name		Relationship
(a)	Shuang Wu	Non-controlling shareholder of Changzhou EZGO and legal representative of Jiangsu New Energy
(b)	Jianhui Ye	Chief Executive Officer, Director and a principal shareholder of the Group
(c)	Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% shareholding
(d)	Shanghai Mingli New Energy Technology Co., Ltd.	Equity investments with 40% shareholding
(e)	Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”)	Entity controlled by Mr. Jianhui Ye
(f)	Yan Fang*	A related party before the disposal of VIE. Non-controlling shareholder of Cenbird E-Motorcycle
(g)	Shandong Xingneng’an New Energy Technology Co., Ltd. *	Equity investments with 25% shareholding before the disposal of VIE
(h)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. *	A related party before the disposal of VIE. Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(i)	Jiangsu Xinzhongtian Suye Co., Ltd. *	A related party before the disposal of VIE. Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(j)	Shenzhen Star Asset Management Co., Ltd. *	A related party before the disposal of VIE. General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Group.
(k)	Shenzhen Star Cycling Network Technology Co., Ltd. *	Equity investments with 42% shareholding before the disposal of VIE
(l)	Nanjing Mingfeng Technology Co., Ltd. *	Equity investments with 30% shareholding before the disposal of VIE
(m)	Huiyan Xie*	General manager and non-controlling shareholder of Tianjin Dilang, who was no longer a related party as Tianjin Dilang was disposed in April, 2023.

*	Related parties prior to the disposal of VIE and its subsidiaries.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due from related parties

As of September 30, 2024 and 2025, amounts due from related parties consisted of the following:

	As of September 30,
	2024	2025
Shanghai Mingli New Energy Technology Co., Ltd.(d) (1)	$-	$7,888,996
Jiangsu Youdi Technology Co., Ltd.(c) (2)	316,832	273,255
Jianhui Ye(b) (3)	678	388
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(h) (4)	3,726,246	-
Shandong Xingneng’an New Energy Technology Co., Ltd. (g) (2) (4)	2,738,913	-
Shenzhen Star Cycling Network Technology Co., Ltd.(k) (2)	767,625	-
Total amount due from related parties, current	7,550,294	8,162,639
Less: amount due from related parties, current, of discontinued operation	(4,578,844)	-
Amount due from related parties, current, of continuing operations	2,971,450	8,162,639
Shanghai Mingli New Energy Technology Co., Ltd.(d) (1)	4,132,467	-
Amounts due from a related party, non-current	$4,132,467	$-

(1)	The balance is an interest-free loan with a maturity date of September 29, 2026.

(2)	The balance is mainly loans with annual interest as stated in contracts to associates. The annual interest rates of the loans to Shandong Xingneng’an New Energy Technology Co., Ltd., Shenzhen Star Cycling Network Technology Co., Ltd., and Jiangsu Youdi Technology Co., Ltd. were 4%, 5% and 5%, respectively.

(3)	The balance is mainly advances made to the management for the Group’s daily operational purposes.

(4)	The balance is mainly prepayments for purchasing battery cells and e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due to related parties

As of September 30, 2024 and 2025, amounts due to related parties consisted of the following:

	As of September 30,
	2024	2025
Shuang Wu (a) (1) (4)	$1,127,877	$2,672,172
Jiangsu EZGO(e) (2)	-	2,499,508
Shenzhen Star Asset Management Co., Ltd. (j) (1)	19,926	19,000
Jiangsu Xinzhongtian Suye Co., Ltd.(i) (3)	418,201	-
Yan Fang(f) (1)	19,183	-
Nanjing Mingfeng Technology Co., Ltd.(l) (5)	494	-
Total amount due to related parties	1,585,681	5,190,680
Less: amount due to related parties, of discontinued operation(1) (3)	(279,175)	-
Amount due to related parties, of continuing operations	$1,306,506	$5,190,680

(1)	The balance mainly was interest-free loans from related parties, which were due on demand.

(2)	The balance was a loan provided by Jiangsu EZGO, with an annual interest rate of 4% and will be matured on August, 2026.

(3)	The balance mainly was the payable for purchasing e-bicycles.

(4)	The balance mainly was the expenses paid by related parties on behalf of the Group for daily operation.

(5)	The balance mainly was payable for payment received on behalf of a related party.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions

For the years ended September 30, 2023, 2024 and 2025, the Group had the following material related party transactions:

		Year ended September 30,
Related Parties	Nature	2023	2024	2025
Continuing operations
Inventory purchased from related parties
Jiangsu Youdi Technology Co., Ltd.(c)	Purchase of battery packs from a related party	$-	$-	$60,920

Loans to related parties
Shanghai Mingli New Energy Technology Co., Ltd.(d)	Loan to a related party	$-	$4,025,374	$4,020,797
Shandong Xingneng’an New Energy Technology Co., Ltd.(g)	Loan to a related party	5,134,618	2,776,120	138,648
Shandong Xingneng’an New Energy Technology Co., Ltd.(g)	Interest receivable from a related party	123,078	232,891	51,956
Jiangsu Youdi Technology Co., Ltd.(c)	Interest receivable from a related party	20,827	21,231	21,157
Jiangsu Youdi Technology Co., Ltd.(c)	Loan to a related party	3,456	3,655	1,207
Total loans to related parties		$5,281,979	$7,059,271	$4,233,765

Collection of loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.(g)	Collection of a loan to a related party	$4,589,944	$3,738,045	$2,483,432

Loans from related parties
Shuang Wu(a)	Interest-free loan from a related party	$675,067	$619,746	$2,288,670

Repayment of loans from related parties
Shuang Wu(a)	Repayment of a loan from a related party	$-	$249,851	$741,767

Others
Shuang Wu(a)	Expenses paid for daily operation on behalf of the Group	$142,394	$292,612	$-
Shuang Wu(a)	Reimbursement for expenses paid for daily operation on behalf of the Group	99,693	252,578	-
Total others		$242,087	$545,190	$-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions with VIE and its subsidiaries

For the years ended September 30, 2023, 2024 and 2025, the disposed VIE and its subsidiaries had the following material related party transactions:

		Year ended September 30,		From October 1, 2024 to September 25,
Related Parties	Nature	2023	2024	2025
Discontinuing operations
Inventory purchased from related parties
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(h)	Purchase of e-bicycles from a related party	$2,179,826	$1,135,273	$2,207,674
Jiangsu Xinzhongtian Suye Co., Ltd.(i)	Purchase of e-bicycles, gears and parts from a related party	1,158,391	299,343	1,398,017
Shandong Xingneng’an New Energy Technology Co., Ltd.(g)	Purchase of battery pack from a related party	-	106,189	-
Total inventory purchased from related parties		$3,338,217	$1,540,805	$3,605,691

Loan to related parties
Shenzhen Star Cycling Network Technology Co., Ltd.	Loan to a related party	$4,253	$-	$-
Shenzhen Star Cycling Network Technology Co., Ltd.	Interest receivable to related parties	25,166	24,566	33,830
Total loans to related parties		$29,419	$24,566	$33,830

Collection of loans to related parties
Shandong Xingneng’an New Energy Technology Co., Ltd.(g)	Collection of a loan to a related party	$1,417,776	$-	$-
Shenzhen Star Cycling Network Technology Co., Ltd.(j)	Collection of a loan to a related party	446,599	-	-
Jiangsu Youdi Technology Co., Ltd.(c)	Collection of a loan to a related party	141,896	-	-
Total collection of loans to related parties		$2,006,271	$-	$-

Loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.(i)	Interest-free loan from a related party	$-	$538,567	$674,302
Yan Fang(f)	Interest-free loan from a related party	69,726	62,713	367,071
Xie Huiyan(m)	Interest-free loan from a related party	830,108	-	-
Total loans from related parties		$899,834	$601,280	$1,041,373

Repayment of loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd.(i)	Repayment of interest-free loan from a related party	$-	$538,567	$669,449
Yan Fang(f)	Repayment of interest-free loan from a related party	14,266	116,247	380,268
Xie Huiyan(m)	Repayment of a loan from a related party	75,653	-	-
Total repayment of loans from related parties		$89,919	$654,814	$1,049,717

Others
Nanjing Mingfeng Technology Co., Ltd.(l)	Payment received on behalf of a related party	$35,846	$1,485	$-
Nanjing Mingfeng Technology Co., Ltd.(l)	Transfer of payment received on behalf of a related party	26,705	726	-
Total others		$62,551	$2,211	$-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. DISCONTINUED OPERATION

The Group previously conducted rental business operations through a VIE’s subsidiary in the PRC. Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. The classification of this component as a discontinued operation was based on the determination that the abandonment represented a strategic shift that had a significant impact on the Company’s operations and financial results, thereby meeting the criteria for discontinued operations in accordance with ASC 205-20.

In connection with the Group’s decision to discontinue its e-bicycle business conducted through the VIE structure, the Group has determined to terminate the VIE Agreements with Jiangsu EZGO and its subsidiaries, which was approved by the Board of Directors of the Group on March 30, 2025. On September 25, 2025, Changzhou EZGO, Jiangsu EZGO, and the shareholders of Jiangsu EZGO entered into a termination agreement pursuant to which the VIE Agreements were terminated. As a result, the Group ceased to be the primary beneficiary of the VIE and no longer consolidated the VIE and its subsidiaries as of that date. The termination of the VIE structure and the related discontinuation of the e-bicycle business represented a strategic shift that had a major effect on the Group’s operations and financial results and, accordingly, the historical financial results of the e-bicycle business were classified as discontinued operations in accordance with ASC 205-20.

The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operation, which were included in the Group’s consolidated financial statements.

As of September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$54,365
Restricted cash	842
Accounts receivable, net	509,458
Inventories	1,717
Advances to suppliers, net	164
Amounts due from related parties, current	4,578,844
Prepaid expenses and other current assets	1,454,735
Current assets of discontinued operation	6,600,125

Non-current assets:
Property, plant and equipment, net	33,137
Right-of-use assets, net	48,241
Long-term investments, net	1,407,619
Non-current assets of discontinued operation	1,488,997

Total assets of discontinued operation	$8,089,122

LIABILITIES
Current liabilities:
Accounts payable	$1,067,018
Advances from customers	228,415
Income tax payable	726,796
Lease liabilities, current	24,262
Amounts due to related parties, current	279,175
Accrued expenses and other payables	4,697,057
Total current liabilities of discontinued operation	7,022,723

Non-current liabilities:
Lease liabilities, non-current	23,069
Total non-current liabilities of discontinued operation	23,069
Total liabilities of discontinued operation	$7,045,792

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. DISCONTINUED OPERATION (CONTINUED)

	Year Ended September 30,		From October 1, 2024 to September 25,
	2023	2024	2025
Net revenues	$6,758,126	$2,912,265	$2,239,090
Cost of revenues	(6,651,897)	(3,099,220)	(2,193,053)
Gross profit (loss)	106,229	(186,955)	46,037

Operating expenses:
Selling and marketing	(397,900)	(291,590)	(160,403)
General and administrative	(1,273,957)	(1,399,864)	(179,580)
Research and development	(39,096)	(5,162)	-
Total operating expenses	(1,710,953)	(1,696,616)	(339,983)

Loss from discontinued operation	(1,604,724)	(1,883,571)	(293,946)

Other income (expenses):
Interest expenses	(54,539)	(10,479)	(26,039)
Interest income	36,939	28,116	33,851
(Loss) gain from disposal of subsidiaries	(1,593,656)	-	537,519
Impairment loss of long-term investments	-	(242,278)	(3,624)
Non-operating (expenses) income, net	(36,324)	(190,996)	14,714
Total other (expenses) income, net from discontinued operation	(1,647,580)	(415,637)	556,421

(Loss) income from discontinued operation before income taxes	(3,252,304)	(2,299,208)	262,475
Share of (loss) gain of equity method investments	(148,209)	75,477	(82,632)
Net (loss) income from discontinued operation	(3,400,513)	(2,223,731)	$179,843
Less: Net loss attributable to non-controlling interests from discontinued operation	(321,490)	(622,875)	(97,302)
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	$(3,079,023)	$(1,600,856)	277,145

	Year Ended September 30,		From October 1, 2024 to September 25,
	2023	2024	2025
CASH FLOWS ACTIVITIES:
Net cash provided by (used in) operating activities from discontinued operation	$8,840,202	$(1,271,503)	$952,699
Net cash provided by investing activities from discontinued operation	5,656,982	1,003,079	202,891
Net cash used in financing activities from discontinued operation	(1,642,448)	(886,371)	(8,344)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. INCOME TAXES

BVI

The Group is incorporated in the BVI. Under the current laws of the BVI, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Group’s HK subsidiaries did not have assessable profits derived in Hong Kong the years ended September 30, 2023, 2024 and 2025. Therefore, no HK profit tax was provided for the years ended September 30, 2023, 2024 and 2025.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended September 30, 2023, 2024 and 2025.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and will enjoy the preferential tax rate for three years through September 2025. Changzhou Higgs is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from October 1, 2025 to September 30, 2028.

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

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. INCOME TAXES (CONTINUED)

The components of the income tax (benefit) expenses from continuing operations are:

	Year Ended September 30,
	2023	2024	2025
Current	$58,239	$16,102	$58,712
Deferred	(120,686)	(802,471)	964,245
Total income tax (benefit) expenses	$(62,447)	$(786,369)	$1,022,957

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	Year Ended September 30,
	2023	2024	2025
Net loss before income tax (benefit) expenses	$(3,863,360)	$(6,604,033)	$(8,362,023)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(965,840)	(1,651,008)	(2,090,506)

Effect of income tax rate differences in jurisdictions other than the PRC	648,819	494,791	263,564
Expenses not deductible for tax purposes and non-taxable income	283,609	492,222	1,032,487
Additional deduction of R&D expenses	(50,958)	(71,800)	(238,544)
Effect of preferential tax rates	21,923	(50,879)	92,753
Effect on valuation allowance	-	-	1,960,736
Effect of utilization of tax loss carried forward	-	305	2,467
Income tax (benefit) expenses	$(62,447)	$(786,369)	$1,022,957
Effective tax rates	2%	12%	(12)%

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

As of September 30, 2024 and 2025, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the years ended September 30,2023, 2024 and 2025, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2024 and 2025 was as follows:

	As of September 30,
	2024	2025
Deferred tax assets:
Tax loss carry forwards	$182,690	$353,649
Other-than-temporary impairment	780,249	1,593,785
Credit loss allowance	21,997	32,908
Reserve for inventory	6,403	6,145
Less: disposal of a subsidiary	(314)	-
Less: valuation allowance	-	(1,986,487)
Deferred tax assets, net	$991,025	$-

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. INCOME TAXES (CONTINUED)

For the years ended September 30, 2023, 2024 and 2025, the Group accrued nil, nil and $1,960,736 valuation allowance for deferred tax assets, respectively. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

According to PRC tax regulations, the PRC enterprise’s net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total net operating losses (NOLs) carryforwards of the Group’s entities in PRC were $925,858 and $1,951,467 as of September 30, 2024 and 2025, respectively. As of September 30, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

Year ending September 30,	Amount
2030	$615,690
2031	-
2032	-
2033	120,311
2034	137,015
2035	1,078,451
Total	$1,951,467

Accounting for uncertainty tax position

The Group did not identify significant unrecognized tax benefits for the years ended September 30, 2024 and 2025. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. Accordingly, the tax years from 2019 to 2025 of the Group’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the Board of Directors of EZGO approved the EZGO 2022 Plan. As of September 30, 2024 and 2025, there was no unvested share under the EZGO 2022 plan.

EZGO Technologies Ltd. 2025 Equity Incentive Plan (the “EZGO 2025 Plan”)

On February 18, 2025, the Board of Directors of EZGO approved the EZGO 2025 Plan. On February 18, 2025, 500,000 restricted shares with 12-month service condition were granted to management under the EZGO 2025 plan, which shall vest after first anniversary of date of grant.

The estimated FV of restricted shares granted was the closing price of the Group’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the years ended September 30, 2023, 2024 and 2025 were as follows:

	Number of nonvested restricted shares*	Weighted average FV per ordinary share on the grant date
Unvested as of September 30, 2022	413	0.75
Granted	1,179	1.13
Vested	(1,529)	1.04
Unvested as of September 30, 2023	63	0.75
Granted	-	-
Vested	(63)	0.75
Unvested as of September 30, 2024	-	-
Granted	20,000	0.51
Vested	-	-
Unvested as of September 30, 2025	20,000	0.51

*	Giving retroactive effect to the 25 to 1 reverse share split on November 7, 2025 (Note 19).

As of September 30, 2025, there was unrecognized share-based compensation expenses of $106,250 in relation to the restricted shares granted which is expected to be recognized over a weighted average period of 0.39 years. Share-based compensation expenses of $1,260,339, $379,487 and $148,750 were recognized in relation to the restricted shares for the years ended September 30,2023, 2024 and 2025, which were all allocated to general and administrative expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. EQUITY

(a) Reverse share splits

The Company effected reverse share splits of its ordinary shares at ratios of 1-for-40 on April 12, 2024 (“2024 Reverse Share Split”) and 1-for-25 on November 7, 2025 (“2025 Reverse Share Split”). The reverse share split on November 7, 2025 occurred subsequent to the fiscal year end. All share numbers and per-share data presented below and in the CFS and related notes have been retroactively adjusted to reflect the cumulative effect of these reverse share splits.

The Company issued 181 and 3 ordinary shares to shareholders in lieu of fractional shares following the implementation of the 2024 Reverse Share Split and 2025 Reverse Share Split, respectively.

(b) Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019.

As of September 30, 2023, the Company had 500,000 authorized ordinary shares with a par value of $1.00 per share, of which 102,166 ordinary shares were issued and 102,103 were outstanding.

On February 2, 2024, two shareholders surrendered an aggregate of 700 ordinary shares to the Company for no consideration, which were cancelled on February 28, 2024.

On June 3, 2024, the Board of Directors approved an increase in the a change of the maximum number of shares the Company is authorized to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US$.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of $1.00 each and up to 10,000 preferred shares of no par value each.

During the year ended September 30, 2024, 197,941 2023 Exchange Warrants were exercised on a cashless basis for 5,360 ordinary shares.

As of September 30, 2024, the Company had 100,000,000 authorized ordinary shares with a par value of $1.00 per share, of which 107,007 ordinary shares were issued and outstanding.

On August 27, 2025, the Company entered into a warrant exchange agreement with certain holders of 5,389,126 2023 Common Warrants, where these common warrants were cancelled in exchange for 49,840 ordinary shares and 10,879,534 pre-funded warrants.

During the year ended September 30, 2025, 3,000,000 2023 Exchange Warrants were exercised on an alternative cashless basis for 120,000 ordinary shares, and 10,879,534 pre-funded warrants were exercised on an alternative cashless basis for 435,181 ordinary shares.

As of September 30, 2025, the Company had 100,000,000 authorized ordinary shares with a par value of $1.00 per share, of which 732,031 ordinary shares were issued and outstanding. Included in the issued and outstanding ordinary shares are 20,000 nonvested restricted shares issued in connection with a share-based compensation arrangement in February 2025. These restricted shares are legally issued and included in issued and outstanding share counts in accordance with Regulation S-X; however, they are excluded from the computation of basic earnings per share for accounting purposes until vested.

Subsequent to the fiscal year end, on November 4, 2025, the Company’s shareholders approved an amendment to the Company’s amended and restated memorandum and articles of association to modify the Company’s authorized ordinary and preferred shares. Such amended and restated memorandum and articles of association were filed with the BVI Registry on November 6, 2025.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. EQUITY (CONTINUED)

On November 7, 2025, the Board of Directors approved and filed the amended and restated memorandum and articles of association, which provided for a 25 for 1 reverse split which resulted in the Company being authorized to issue a maximum of 4,000,000 ordinary shares with a par value of US$1.00 each and 10,000,000 preferred shares of no par value.

On November 10, 2025, a further amended and restated memorandum and articles of association was filed with the BVI Registry which provided for (i) a reduction in the par value of the Company’s ordinary shares to no par value, and (ii) an increase in the number of shares the Company is authorized to issue to 1,010,000,000 shares, consisting of 1,000,000,000 ordinary shares of no par value and 10,000,000 preferred shares of no par value. Each preferred share is entitled to twenty (20) votes per share.

The change in par value and increase in authorized share capital were accounted for prospectively from their effective date and did not affect the CFS as of September 30, 2025.

(c) Statutory reserve and restricted net assets

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries, were $28,659,554 and $33,947,126 as of September 30, 2024 and 2025, respectively.

(d) Warrants

In September 2023, the Company completed a direct offering of 8,498 ordinary shares with certain investors. Each ordinary share was sold together with one common warrant (“2023 Common Warrants”) and four exchange warrants (“2023 Exchange Warrants”), with each warrant to purchase one ordinary share at $1.13 per share (prior to giving effect to the reverse share split). As a result, the Company issued an aggregate of 8,498,125 of 2023 Common Warrants and 33,992,500 of 2023 Exchange Warrants. In September 2023, the holders exercised 26,093,088 of 2023 Exchange Warrants on a cashless basis to receive 26,093 ordinary shares.

Upon the effectiveness of the 2024 Reverse Share Split, the number of outstanding 2023 Common Warrants was proportionately adjusted to 5,389,126, and the exercise price of the 2023 Common Warrants was adjusted to $1.7819 per share, in accordance with the terms of the warrant agreement. In April 2024, the holders exercised 197,941 of 2023 Exchange Warrants on a cashless basis to receive 5,360 ordinary shares.

Following the 2024 Reverse Share Split, certain holders asserted that they were entitled to exercise the 2023 Exchange Warrants using the alternative cashless exercise feature, pursuant to which a holder may elect to exercise the warrants without payment of the exercise price in cash and receive the same number of ordinary shares that would have been issuable upon a cash exercise, rather than a reduced number of shares determined under a market price–based cashless exercise formula. The Company disputed such assertions, and litigation ensued. On October 29, 2024, the Company entered into a settlement agreement and related side letter agreements with the plaintiffs, which amended the 2023 Exchange Warrants by, among other things, reducing the maximum number of warrant shares issuable to 120,000 ordinary shares and expressly reaffirming that the 2023 Exchange Warrants may be exercised via one or more alternative cashless exercises during the amended exercise period. As of September 30, 2025, the holders of 2023 Exchange Warrants exercised on an alternative cashless basis to receive 120,000 ordinary shares.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. EQUITY (CONTINUED)

As of September 30, 2025, there were no warrants granted to investors left unexercised.

Following table summarizes the movement of warrants activities during the years ended September 30, 2023, 2024 and 2025:

	Number of Warrants Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Exchange Warrants Outstanding as of September 30, 2022	2,012,819	$4.81	0.67	$-
Exchange Warrants Exercisable as of September 30, 2022	2,012,819	4.81	0.67	-
Exchange Warrants Granted	43,992,500	1.15	2.44	-
Exchange Warrants Exercises	(37,887,959)	1.32	-	-
Exchange Warrants Forfeited	-	-	-	-
Exchange Warrants Expired	(217,948)	5.85	-	-
Exchange Warrants Outstanding as of September 30, 2023	7,899,412	1.13	2.95	-
Exchange Warrants Exercisable as of September 30, 2023	7,899,412	1.13	2.95	-
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	(197,941)	1.62	-	-
Exchange Warrants Forfeited	(4,701,471)	-	-	-
Exchange Warrants Expired	-	-	-	-
Exchange Warrants Outstanding as of September 30, 2024	3,000,000	1.62	0.33	-
Exchange Warrants Exercisable as of September 30, 2024	3,000,000	1.62	0.33	-
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	(3,000,000)	1.62	-	-
Exchange Warrants Forfeited	-	-	-	-
Exchange Warrants Expired	-	-	-	-
Exchange Warrants Outstanding as of September 30, 2025	-		-	-
Exchange Warrants Exercisable as of September 30, 2025	-		-	-

	Number of Warrants Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Common Warrants Outstanding as of September 30, 2022	-	$-	$-	$-
Common Warrants Exercisable as of September 30, 2022	-	-	-	-
Common Warrants Granted	8,498,125	1.78	3.95	-
Common Warrants Exercises	-	-	-	-
Common Warrants Forfeited	-	-	-	-
Common Warrants Expired	-	-	-	-
Common Warrants Outstanding as of September 30, 2023	8,498,125	1.78	2.95	-
Common Warrants Exercisable as of September 30, 2023	8,498,125	1.78	2.95	-
Common Warrants Granted	-	-	-	-
Common Warrants Exercises	-	-	-	-
Common Warrants Forfeited	-	-	-	-
Common Warrants Expired	-	-	-	-
Common Warrants Adjusted for 2024 Reverse Share Split	(3,108,999)	1.78	-	-
Common Warrants Outstanding as of September 30, 2024	5,389,126	1.78	1.95	-
Common Warrants Exercisable as of September 30, 2024	5,389,126	1.78	1.95	-
Common Warrants Granted	-	-	-	-
Common Warrants Exercises	-	-	-	-
Common Warrants Exchanged (1)	(5,389,126)	-	-	-
Common Warrants Expired	-	-	-	-
Common Warrants Outstanding as of September 30, 2025	-	-	-	-
Common Warrants Exercisable as of September 30, 2025	-	-	-	-

(1)

On August 27, 2025, the Company entered into a warrant exchange agreement with certain holders of 5,389,126 2023 Common Warrants, each exercisable to purchase one ordinary share. Pursuant to the terms of the exchange agreement (“2024 Exchange Agreement”), the Company and the holders agreed to retire and cancel the 2023 Common Warrants in exchange for an aggregate of 49,840 ordinary shares and 10,879,534 pre-funded warrants, each exercisable for one ordinary share. As of September 30, 2025, 10,879,534 pre-funded warrants were exercised on an alternative cashless basis to receive 435,181 ordinary shares.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. EQUITY (CONTINUED)

(d) Non-controlling interests

As of September 30, 2025, the Group’s non-controlling interests included 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023 and 4.76% equity interest of Changzhou EZGO, which was acquired on April 7, 2025.

20. COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2025, the Group did not have any commitments.

Contingencies

On April 29, 2024, the Company was named as a defendant in a lawsuit in the Supreme Court of the State of New York by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”) relating to the exercise of certain exchange warrants issued in September 2023. On October 29, 2024, the Company entered into a Settlement Agreement and related side letters with the Plaintiffs, resolving the lawsuit. Pursuant to these agreements, the number of warrant shares was reduced to 3,000,000, and the termination date of the exchange warrants was set as the later of January 28, 2025 or the trading day following the date on which aggregate trading volume exceeded 15,000,000 shares. As the aggregate trading volume exceeded 15,000,000 shares on January 7, 2025, the termination date was determined to be January 28, 2025. As of September 30, 2025, the 3,000,000 2023 Exchange Warrants were fully exercised on an alternative cashless basis for 120,000 ordinary shares. Accordingly, there is no remaining uncertainty related to this matter as of the reporting date.

The Group is not currently a party to any material legal proceedings, investigations or claims. Management has assessed the Group’s exposure to loss contingencies in accordance with ASC 450, Contingencies, and concluded that there are no loss contingencies that are probable or reasonably possible of resulting in a material loss to the CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. SEGMENT REPORTING

ASC Topic 280, “Segment Reporting” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision maker, in deciding how to allocate resources and assess performance.

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

Historically, the Group determined it operates in three segments: (1) sales of battery cells and packs, (2) sales of electronic control system and (3) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting.

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the years ended September 30, 2023, 2024, and 2025:

	Year Ended September 30, 2023
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total

Total revenues	$8,001,323	$834,148	$327,630	$9,163,101
Operating costs and expenses:
Cost of revenues	(7,433,057)	(450,118)	(246,188)	(8,129,363)
Selling and marketing	(165,039)	(50,758)	(6,882)	(222,679)
General and administrative	(799,281)	(200,454)	(2,384,836)	(3,384,571)
Research and development	-	(531,984)	(81,290)	(613,274)
Total operating costs and expenses	(8,397,377)	(1,233,314)	(2,719,196)	(12,349,887)
Operating loss	(396,054)	(399,166)	(2,391,566)	(3,186,786)
Other income (expenses), net	106,671	32,180	(815,425)	(676,574)
Segment loss before tax from continuing operations	$(289,383)	$(366,986)	$(3,206,991)	$(3,863,360)

	Year Ended September 30, 2024
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Total revenues	$16,318,839	$1,401,783	$501,538	$18,222,160
Operating costs and expenses:
Cost of revenues	(15,407,010)	(738,056)	(380,856)	(16,525,922)
Selling and marketing	(166,235)	(76,871)	(26,700)	(269,806)
General and administrative	(824,648)	(198,447)	(1,848,346)	(2,871,441)
Research and development	-	(651,817)	(236,674)	(888,491)
Total operating costs and expenses	(16,397,893)	(1,665,191)	(2,492,576)	(20,555,660)
Operating loss	(79,054)	(263,408)	(1,991,038)	(2,333,500)
Other expenses, net	(2,840,204)	(3,075)	(1,427,254)	(4,270,533)
Segment loss before tax from continuing operations	$(2,919,258)	$(266,483)	$(3,418,292)	$(6,604,033)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. SEGMENT REPORTING (CONTINUED)

	Year Ended September 30, 2025
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Total revenues	$18,781,695	$1,069,278	$635,094	$20,486,067
Operating costs and expenses:
Cost of revenues	(18,079,653)	(654,004)	(417,600)	(19,151,257)
Selling and marketing	(109,623)	(65,053)	(36,814)	(211,490)
General and administrative	(715,223)	(160,625)	(1,247,113)	(2,122,961)
Research and development	-	(609,341)	(344,836)	(954,177)
Impairment loss of intangible asset	-	(1,401,416)	-	(1,401,416)
Total operating costs and expenses	(18,904,499)	(2,890,439)	(2,046,363)	(23,841,301)
Operating loss	(122,804)	(1,821,161)	(1,411,269)	(3,355,234)
Other expenses, net	(3,020,603)	(17,774)	(1,968,412)	(5,006,789)
Segment loss before tax from continuing operations	$(3,143,407)	$(1,838,935)	$(3,379,681)	$(8,362,023)

	As of September 30, 2024
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Accounts receivable, net	$7,359,341	$274,903	$167,791	$7,802,035
Advances to suppliers	16,655,131	145,591	88,863	16,889,585
Property, plant and equipment, net	-	15,950	7,828,616	7,844,566
Intangible assets, net	-	2,057,625	-	2,057,625
Land use right, net	-	-	1,677,007	1,677,007
Long-term investments, net	10,464,311	-	4,392,845	14,857,156
Other non-current assets	-	-	9,126,592	9,126,592
Other unallocated amounts				25,105,097
Total Assets				$85,359,663

	As of September 30, 2025
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Accounts receivable, net	$11,079,376	$239,752	$142,881	$11,462,009
Advances to suppliers	9,138,389	90,456	53,908	9,282,753
Property, plant and equipment, net	1,348	9,619	9,824,043	9,835,010
Land use right, net	-	-	1,618,859	1,618,859
Long-term investments, net	6,987,229	-	4,016,886	11,004,115
Other non-current assets	-	69,051	8,981,900	9,050,951
Other unallocated amounts				16,805,981
Total Assets				$69,059,678

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

21. SEGMENT REPORTING (CONTINUED)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2023, 2024 and 2025:

	Year Ended September 30,
	2023	2024	2025
Net revenues
Battery cells and packs sales segment	$8,001,323	$16,318,839	$18,781,695
Electronic control system sales segment	834,148	1,401,783	1,069,278
Others segment	327,630	501,538	635,094
Total net revenues	9,163,101	18,222,160	20,486,067

Cost of revenues
Battery cells and packs sales segment	7,433,057	15,407,010	18,079,653
Electronic control system sales segment	450,118	738,056	654,004
Others segment	246,188	380,856	417,600
Total cost of revenues	8,129,363	16,525,922	19,151,257

Gross profit
Battery cells and packs sales segment	568,266	911,829	702,042
Electronic control system sales segment	384,030	663,727	415,274
Others segment	81,442	120,682	217,494
Total gross profit	1,033,738	1,696,238	1,334,810

Operating expenses:
Selling and marketing	(222,679)	(269,806)	(211,490)
General and administrative	(3,384,571)	(2,871,441)	(2,122,961)
Research and development	(613,274)	(888,491)	(954,177)
Impairment loss of intangible assets	-	-	(1,401,416)
Total operating expenses	(4,220,524)	(4,029,738)	(4,690,044)

Loss from operations	(3,186,786)	(2,333,500)	(3,355,234)

Fair value changes in contingent asset	979,770	(265,205)	-
Impairment loss of long-term investments	-	(3,040,113)	(3,520,660)
Impairment loss of goodwill	(1,792,392)	(1,362,441)	(1,732,454)
Other income	136,048	397,226	246,325
Loss from continuing operations before income tax and share of loss of equity method investments	$(3,863,360)	$(6,604,033)	$(8,362,023)
(Loss) income from discontinued operation before income tax and share of loss of equity method investments	(3,252,304)	(2,299,208)	262,475
Loss before income tax and share of loss of equity method investments	$(7,115,664)	$(8,903,241)	$(8,099,548)

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2024 and 2025 cash, cash equivalents and restricted cash balances in the PRC was $4,404,100 and $517,338 respectively, which were primarily deposited in financial institutions located in PRC, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($70,235). To limit exposure to credit risk relating to deposits, the Group primarily place cash and cash equivalent deposits with large financial institutions in PRC which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2024 and 2025.

	As of September 30,
	2024		2025
Customer	Amount	% of Total	Amount	% of Total
A	$2,850,542	37%	$2,774,919	24%
B	2,484,807	32%	2,727,840	24%
C	*	*	2,457,178	21%
D	*	*	2,000,910	17%
E	948,763	12%	*	*
Total	$6,284,112	81%	$9,960,847	86%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers as of September 30, 2024 and 2025.

	As of September 30,
	2024			2025
Customer	Amount		% of Total	Amount	% of Total
F	$	*	*	$73,873	46%
G		18,525	13	*	*
H		15,946	11%	*	*
Total		$34,471	24%	$73,873	46%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the years ended September 30, 2023, 2024 and 2025.

	Year Ended September 30,
	2023		2024		2025
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
B	$4,216,099	46%	$6,467,334	35%	$5,672,019	28%
C	*	*	2,356,151	13%	5,039,935	25%
A	1,343,552	15%	4,541,215	25%	3,678,219	18%
D	*	*	*	*	2,257,601	11%
I	2,148,896	23%	1,842,882	10%	*	*
Total	$7,708,547	84%	$15,207,582	83%	$16,647,774	82%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2024 and 2025.

	As of September 30,
	2024			2025
Supplier	Amount		% of Total	Amount	% of Total
A	$	*	*	$121,432	43%
B		48,903	26%	48,206	17%
C		44,630	23%	*	*
D		33,275	17%	*	*
Total		$126,808	66%	$169,638	60%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

22. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each third party that accounted for 10% or more of total advances to suppliers as of September 30, 2024 and 2025.

	As of September 30,
	2024			2025
Supplier	Amount		% of Total	Amount	% of Total
E	$	*	*	$2,250,346	24%
F		*	*	1,506,456	16%
G		1,644,050	10%	1,429,760	15%
H		4,209,185	25%	1,350,234	15%
I		*	*	1,316,705	14%
J		*	*	1,263,047	14%
K		5,479,056	32%	*	*
L		3,938,938	23%	*	*
Total		$15,271,229	90%	$9,116,548	98%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the years ended September 30, 2023, 2024 and 2025.

	Year Ended September 30,
	2023			2024		2025
Customer	Amount		% of Total	Amount	% of Total	Amount	% of Total
H	$	*	*	$3,753,908	23%	$4,411,512	23%
F		*	*	*	*	3,940,307	21%
E		*	*	*	*	3,175,210	17%
G		*	*	*	*	3,132,792	16%
L		*	*	4,320,180	27%	*	*
K		2,526,308	30%	4,112,854	25%	*	*
M		1,884,765	22%	2,099,064	13%	*	*
Total		$4,411,073	52%	$14,286,006	88%	$14,659,821	77%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

23. SUBSEQUENT EVENTS

October 2025 Equity Incentive Plan

On October 1, 2025, the Board of Directors of the Company approved and adopted an equity incentive plan (the “October 2025 Equity Incentive Plan”), which became effective on October 1, 2025.

On October 2, 2025, the Company issued 136,000 ordinary shares with a par value of US$1.00 each of the Company (the “Shares”) under October 2025 Equity Incentive Plan to WXYZ Group Ltd., an entity 100% owned by Mr. Jianhui Ye, as compensation for his continued service in the Company.

Change in Authorized Shares and Reverse Share Split

The Company completed a series of capital structure changes, including a reverse share split of its ordinary shares and amendments to its authorized share capital. These actions were approved by the Company’s shareholders and Board of Directors in November 2025. The reverse share split has been reflected retroactively in the CFS, while the changes in par value and authorized share capital were accounted for prospectively. See Note 19 for additional details.

Filing of Form F-3 Registration Statement

On November 26, 2025, the Company filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission under a shelf registration process. Pursuant to the Form F-3, the Company may offer and sell from time to time, in one or more offerings, ordinary shares, debt securities, warrants, rights and units, with an aggregate offering amount of up to US$200.0 million (or its equivalent in foreign or composite currencies). As of the date these consolidated financial statements were issued, the Form F-3 had not been declared effective and no securities had been issued or proceeds received thereunder.

The Group performed an evaluation of subsequent events through December 29, 2025, the date the CFS were issued, and determined there were no other events that would have required adjustment or disclosure other than those disclosed in the CFS.

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the Parent Company.

Condensed Balance Sheets

	As of September 30,
	2024	2025

ASSETS
Cash and cash equivalents	$5,780	$8,609
Amount due from inter-companies, current	65,713,910	65,275,806
TOTAL ASSETS	65,719,690	65,284,415

LIABILITIES
Deficit of investment in subsidiaries	6,029,363	16,641,387
Accrued expenses and other payables	1,123,038	248,501
TOTAL LIABILITIES	7,152,401	16,889,888

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of $1.00 per share; 4,000,000 shares authorized; 107,007 and 732,031 shares issued and outstanding as of September 30, 2024 and 2025, respectively) *	107,007	732,031
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	82,176,550	81,240,651
Accumulated deficits	(21,721,877)	(30,414,247)
Accumulated other comprehensive loss	(1,986,591)	(3,156,108)
Total shareholders’ equity	58,567,289	48,394,527
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	$65,719,690	$65,284,415

*	Giving retroactive effect to the 25 to 1 reverse share split on November 7, 2025, while the concurrent changes in par value of ordinary shares of the Company from $1.00 per share to no par value will be reflected prospectively in the consolidated financial statements (Note 19).

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Operations

	Year Ended September 30,
	2023	2024	2025

Operating expenses:
General and administrative expenses	$(2,252,709)	$(1,502,523)	$(1,054,266)
Loss from operations	(2,252,709)	(1,502,523)	(1,054,266)
Share of loss in subsidiaries	(4,529,969)	(5,904,310)	(7,638,111)
Other income (expense), net	(408)	122,041	7
Loss before income tax expenses	(6,783,086)	(7,284,792)	(8,692,370)
Income tax expense	-	-	-
Net loss	$(6,783,086)	$(7,284,792)	$(8,692,370)

Condensed Statements of Cash Flows

	Year Ended September 30,
	2023	2024	2025
Net cash provided by (used in) operating activities	$6,720,013	$(437,396)	$(99,067)
Net cash used in investing activities	(30,873,549)	(7,738,360)	(438,104)
Net cash provided by (used in) financing activities	33,092,541	(759,689)	540,000
Net cash inflow (out flow)	8,939,005	(8,935,445)	2,829